Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283678

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of AlloVir, Inc. and Kalaris Therapeutics, Inc.,

AlloVir, Inc., a Delaware corporation (“AlloVir”), and Kalaris Therapeutics, Inc., a Delaware corporation (“Kalaris”), entered into an Agreement and Plan of Merger (the “merger agreement”) on November 7, 2024, pursuant to which, among other matters, Aurora Merger Sub, Inc., a wholly-owned subsidiary of AlloVir (“Merger Sub”), will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir (such transaction, the “merger”). Upon completion of the merger, AlloVir is expected to change its name to Kalaris Therapeutics, Inc. AlloVir following the merger is referred to herein as the “combined company”.

At the effective time of the merger (the “effective time”), (a) each share of Kalaris’ common stock, par value $0.00001 per share (“Kalaris common stock”), issued and outstanding (after giving effect to the Kalaris preferred stock conversion (as defined below)) (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the effective time or (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law, but including restricted shares of Kalaris common stock that are unvested and outstanding immediately prior to the effective time and any shares expressly excluded in the definition of Kalaris outstanding shares (as defined below)) will be converted into and become exchangeable for the right to receive a number of shares of AlloVir common stock, par value $0.0001 per share (“AlloVir common stock”), based on a ratio calculated in accordance the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 220 of the accompanying proxy statement/prospectus; (b) all of Kalaris’ preferred stock, par value $0.00001 per share, will be converted into Kalaris common stock in accordance with, and pursuant to the terms and conditions of the organizational documents of Kalaris (the “Kalaris preferred stock conversion”); (c) each award of restricted shares of Kalaris common stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of AlloVir common stock based on the exchange ratio; and (d) each outstanding option to purchase shares of Kalaris common stock granted by Kalaris under its 2019 Equity Incentive Plan, as amended, will be converted into an option to acquire a number of shares of AlloVir common stock based on the exchange ratio.

As of January 15, 2025, the exchange ratio of shares of Kalaris common stock for AlloVir common stock is estimated to be approximately 0.2198 (after giving effect to the reverse stock split (as defined below)). This estimate is subject to adjustment prior to closing for the number of outstanding shares of AlloVir’s common stock and Kalaris’ common stock, in each case as of immediately prior to the effective time, and AlloVir’s net cash at the cash determination time (and as a result, AlloVir stockholders could own more, and Kalaris stockholders could own less, or vice versa, of the combined company). The exchange ratio assumes (a) a valuation of AlloVir at $116 million, subject to adjustment if AlloVir’s net cash at the closing of the merger exceeds or falls below $100 million by more than $1 million. In such a case, AlloVir’s valuation will be adjusted on a dollar-for-dollar basis by the difference between (i) its net cash at the closing of the merger and (ii) $100 million, and (b) a valuation for Kalaris at $347 million.

The estimated aggregate number of shares of common stock that AlloVir expects to issue to Kalaris’ securityholders at the closing of the merger is 14,813,231 shares, assuming the merger occurred as of January 15, 2025 and assuming the conversion of all outstanding Kalaris convertible promissory notes, including accrued interest, into shares of Kalaris common stock immediately prior to the effective time (after giving effect to the Kalaris preferred stock conversion, as applicable), and which excludes an estimated 344,579 shares of AlloVir common stock expected to be issued at the closing of the merger following conversion of the Kalaris convertible promissory notes that are expected to be issued in the additional permitted bridge financing (as defined below) into shares of Series B-2 preferred stock of Kalaris immediately prior to the effective time, excluding accrued interest.

Under the terms of the merger agreement, as of immediately prior to the effective time, (a) each unexercised and outstanding AlloVir stock option with an exercise price per share equal to or greater than $92.00 (after giving effect to the reverse stock split) will be cancelled for no consideration and all other unexpired, unexercised and unvested AlloVir stock options will accelerate in full; and (b) each outstanding and unvested AlloVir restricted stock unit and each outstanding and unvested AlloVir restricted share will accelerate in full and each outstanding and unsettled AlloVir restricted stock unit will be settled in shares of AlloVir common stock.

In October 2024, Kalaris entered into a note purchase agreement with Samsara BioCapital, LP (“Samsara LP”), pursuant to which Kalaris may issue notes to Samsara LP and other investors who subsequently join the agreement in an aggregate principal amount of up to $25.0 million (the “convertible note financing”). In October and November 2024, Kalaris received $10.0 million in the initial closings of the convertible note financing. Pursuant to the merger agreement, Kalaris is permitted to enter into a series of financings to fund its operations prior to the closing of the merger in an amount not to exceed $15.0 million in the aggregate on a to be converted post-money basis, with up to $7.5 million to be provided by AlloVir and up to $7.5 million to be provided by existing Kalaris stockholders (the “additional permitted bridge financing).

In January 2025, existing Kalaris stockholders funded an aggregate principal amount of $3.75 million in convertible promissory notes as a part of the first tranche of the additional permitted bridge financing. For a more complete description of the additional permitted bridge financing, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company—October 2024 Financing” beginning on page 412 of this proxy statement/prospectus. In January 2025, also as a part of the first tranche of the additional permitted bridge financing, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir (the “AlloVir note”) under which AlloVir funded a principal amount of $3.75 million in January 2025. The AlloVir note accrues interest on the initial advance commencing on the date of such advance, at an interest rate of 8.0% per annum. Unless earlier converted or repaid (as discussed below), all outstanding principal and accrued interest under the AlloVir note shall become due and payable upon demand by AlloVir at any time on or after the date that is one hundred eighty (180) days after the date on which the merger agreement is terminated in accordance with its terms. Kalaris expects to receive an additional $7.5 million in the second tranche of the additional permitted financing in February 2025, of which $3.75 million is expected to be provided by existing Kalaris stockholders and the remaining $3.75 million is expected to be provided by AlloVir. Upon the closing of the merger, the AlloVir note will be cancelled and the aggregate amount outstanding under the AlloVir note will be added to AlloVir’s net cash. In the event of a termination of the merger agreement, Kalaris will be obligated to repay the AlloVir note upon demand by AlloVir on repayment terms that are to be mutually agreed by Kalaris and AlloVir (provided that such repayment will occur no sooner than 180 days following such termination). If the merger agreement is terminated in connection with the occurrence of any company triggering event (as defined in the merger agreement) or a superior offer (as defined in the merger agreement) under specified circumstances, AlloVir has the option, in its sole discretion, to elect repayment or to convert the amount outstanding (including accrued interest) under the AlloVir note into shares of Kalaris common stock at a price per share equal to the company per share value (as defined in the merger agreement), rounded down to the nearest whole share. For a more complete description of the additional permitted bridge financing, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company—October 2024 Financing” beginning on page 412 of this proxy statement/prospectus.

Immediately after the merger, on a pro forma basis and based upon the number of shares of AlloVir common stock expected to be issued in the merger, pre-merger Kalaris stockholders will own approximately 75.34% of the combined company and pre-merger AlloVir stockholders will own approximately 24.66% of the combined company, in each case, on a fully-diluted basis (excluding any shares reserved for future equity awards). Under certain circumstances, the ownership percentages may be adjusted upward or downward based on the level of AlloVir’s net cash (as defined in the section titled “The Merger Agreement—Calculation of AlloVir’s Final Net Cash” beginning on page 221 of the accompanying proxy statement/prospectus) at the closing of the merger.

Shares of AlloVir common stock are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “ALVR.” AlloVir has filed an initial listing application for the combined company with Nasdaq. After completion of the merger, AlloVir is expected to be renamed “Kalaris Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “KLRS.” It is a condition of the consummation of the merger that AlloVir obtains approval of the listing of the combined company on Nasdaq, but there can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the merger agreement is not expected to be waived by the applicable parties. On February 7, 2025, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of AlloVir common stock as reported on Nasdaq was $10.05 per share.

AlloVir stockholders are cordially invited to attend the special meeting of AlloVir stockholders. AlloVir is holding its special meeting of stockholders (the “AlloVir special meeting”), on March 12, 2025, at 9:00 AM Eastern Time unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the merger and related matters. The AlloVir special meeting will be held entirely online. AlloVir stockholders will be able to attend and participate in the AlloVir special meeting online by visiting https://www.virtualshareholdermeeting.com/ALVR2025SM2 where they will be able to listen to the meeting live, submit questions and vote. At the AlloVir special meeting, AlloVir will ask its stockholders to:

1.

Approve (i) the issuance of shares of common stock of AlloVir, which will represent more than 20% of the shares of AlloVir common stock outstanding immediately prior to the merger, to stockholders of Kalaris, pursuant to the terms of the merger agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq stock issuance proposal”);

2.

Approve an amendment to the AlloVir 2020 Stock Option and Grant Plan (the “2020 plan”) to (i) increase the number of shares of AlloVir common stock reserved and available for future issuance under the 2020 plan by a number of shares of AlloVir common stock equal to five percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger, (ii) establish a new maximum aggregate number of shares of AlloVir common stock that may be granted as incentive stock options, and (iii) extend the term of the 2020 plan to the tenth (10th) anniversary of the closing of the merger (the “2020 plan amendment proposal”);

3.

Approve an adjournment of the AlloVir special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq stock issuance proposal (the “adjournment proposal”); and

4.	Transact such other business as may properly come before the stockholders at the AlloVir special meeting or any adjournment or postponement thereof.

Each of the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal are collectively referred to as the “AlloVir stockholder proposals.” At AlloVir’s separate special meeting of AlloVir stockholders held on January 9, 2025 (the “reverse stock split special meeting”), AlloVir stockholders approved an amendment to the AlloVir charter to, at the discretion of the AlloVir board of directors, effect a reverse stock split with respect to AlloVir’s issued and outstanding common stock, including any common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of no less than 1-for-15 and no greater than 1-for-35 (the “range”), with the ratio within the range to be determined at the discretion of the Allovir board of directors without further approval or authorization of the AlloVir stockholders (the “reverse stock split”). The approval by AlloVir stockholders of an amendment to the AlloVir charter to effect the reverse stock split satisfies one of the conditions to the closing of the merger. On January 9, 2025, the AlloVir board of directors determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock. On January 14, 2025, AlloVir filed with the Secretary of State of the State of Delaware the amendment to the AlloVir charter to effect the reverse stock split. The reverse stock split took effect at 4:05 p.m. Eastern Time on January 15, 2025. At the effective time of the reverse stock split, every 23 shares of AlloVir’s issued and outstanding common stock were automatically converted into one share of AlloVir common stock, without any change in the par value per share. AlloVir’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 16, 2025. The merger remains subject to other customary closing conditions, including approval by AlloVir stockholders of the Nasdaq stock issuance proposal.

As described in the accompanying proxy statement/prospectus, certain AlloVir stockholders who in the aggregate owned approximately 29.4% of the outstanding shares of AlloVir as of November 7, 2024, and certain Kalaris stockholders who in the aggregate owned approximately 87.4% of the outstanding shares of Kalaris capital stock as of November 7, 2024, are parties to stockholder support agreements with AlloVir and Kalaris, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to Kalaris stockholders, adoption of the merger agreement and approval of the merger and, with respect to such AlloVir stockholders, the issuance of AlloVir common stock in the merger pursuant to the merger agreement, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the merger agreement, Kalaris stockholders holding a sufficient number of shares of Kalaris capital stock to adopt the merger agreement and approve the merger and related transactions will be asked to execute written consents providing for such adoption and approval.

After careful consideration, each of the AlloVir and Kalaris boards of directors have approved the merger agreement and have determined that it is advisable and in the best interests of their respective stockholders to consummate the merger. AlloVir’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about AlloVir, Kalaris, the merger agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. AlloVir urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

AlloVir and Kalaris are excited about the opportunities the merger brings to AlloVir’s and Kalaris’ stockholders and thank you for your consideration and continued support. Sincerely,

Vikas Sinha	Andrew Oxtoby
Chief Executive Officer, President and Chief Financial Officer	Chief Executive Officer Kalaris Therapeutics, Inc.
AlloVir, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated February 10, 2025 and is first being mailed to AlloVir’s stockholders on or about February 10, 2025.

ALLOVIR, INC.

PO Box 44, 1661 Massachusetts Avenue

Lexington, MA 02420

(617) 443-2605

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that a virtual special meeting of stockholders (the “AlloVir special meeting”), will be held on March 12, 2025, at 9:00 AM Eastern Time, unless postponed or adjourned to a later date. The AlloVir special meeting will be held entirely online. You will be able to attend and participate in the AlloVir special meeting online by visiting www. https://www.virtualshareholdermeeting.com/ALVR2025SM2 where you will be able to listen to the meeting live and vote. AlloVir, Inc. (“AlloVir”) stockholders will need the 16-digit control number included with the Notice of Internet Availability of Proxy Materials being mailed to the AlloVir stockholders separately in order to attend the AlloVir special meeting.

The AlloVir special meeting will be held for the following purposes:

1.

To approve (i) the issuance of shares of common stock, par value $0.0001 per share, of AlloVir (“AlloVir common stock”), which will represent more than 20% of the shares of AlloVir common stock outstanding immediately prior to the merger, to stockholders of Kalaris Therapeutics, Inc. (“Kalaris”), pursuant to the terms of the Agreement and Plan of Merger among AlloVir, Kalaris and Aurora Merger Sub, Inc. (“Merger Sub”), dated as of November 7, 2024 (the “merger agreement”), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq stock issuance proposal”);

2.

To approve an amendment to the AlloVir 2020 Stock Option and Grant Plan (the “2020 plan”) to (i) increase the number of shares of AlloVir common stock reserved and available for future issuance under the 2020 plan by a number of shares of AlloVir common stock equal to five percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger, (ii) establish a new maximum aggregate number of shares of AlloVir common stock that may be granted as incentive stock options, and (iii) extend the term of the 2020 plan to the tenth (10th) anniversary of the closing of the merger (the “2020 plan amendment proposal”);

3.

To approve an adjournment of the AlloVir special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq stock issuance proposal (the “adjournment proposal”); and

4.	To transact such other business as may properly come before the stockholders at the AlloVir special meeting or any adjournment or postponement thereof.

Record Date: AlloVir’s board of directors has fixed January 30, 2025 as the “record date” for the determination of stockholders entitled to notice of, and to vote at, the AlloVir special meeting and any adjournment or postponement thereof. Only holders of record of shares of AlloVir common stock at the close of business on the record date are entitled to notice of, and to vote at, the AlloVir special meeting. At the close of business on the record date, AlloVir had 5,041,932 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes properly cast at the AlloVir special meeting, assuming a quorum is present, is required for approval of the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal. Approval of the Nasdaq stock issuance proposal is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of the Nasdaq stock issuance proposal.

Even if you plan to virtually attend the AlloVir special meeting, AlloVir requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the AlloVir special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the AlloVir special meeting.

ALLOVIR’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO ALLOVIR AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. ALLOVIR’S BOARD OF DIRECTORS RECOMMENDS THAT ALLOVIR STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting

to Be Held on March 12, 2025 at 9:00 AM Eastern Time via the Internet

The proxy statement/prospectus and annual report to stockholders are available at www.proxyvote.com.

By Order of AlloVir’s Board of Directors,

/s/ Vikas Sinha

Vikas Sinha

Chief Executive Officer,

President and

Chief Financial Officer

February 10, 2025

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

AlloVir, Inc. (“AlloVir”) held a separate special meeting of AlloVir stockholders on January 9, 2025 (the “reverse stock split special meeting”). At the reverse stock split special meeting, AlloVir stockholders approved an amendment to the third amended and restated certificate of incorporation of AlloVir (the “AlloVir charter”) to, at the discretion of the AlloVir board of directors, effect a reverse stock split of AlloVir’s issued and outstanding common stock, par value $0.0001 per share (the “AlloVir common stock”), including any AlloVir common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35 (the “range”), with the ratio within the range to be determined at the discretion of the AlloVir board of directors without further approval or authorization of AlloVir’s stockholders (the “reverse stock split”). On January 9, 2025, the AlloVir board of directors determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock. AlloVir’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 16, 2025. The following information and all other information contained in this proxy statement/prospectus gives effect to the reverse stock split.

The following section provides answers to frequently asked questions about the merger (as defined below). This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:	What is the merger?

A:

On November 7, 2024, AlloVir, Kalaris Therapeutics, Inc. (“Kalaris”) and Aurora Merger Sub, Inc. (“Merger Sub”) entered into an agreement and plan of merger (the “merger agreement”), a copy of which is attached as Annex A. The merger agreement contains the terms and conditions of the proposed merger. Pursuant to the merger agreement, Merger Sub will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir. This transaction is referred to in this proxy statement/prospectus as the “merger.” At the effective time, AlloVir is expected to change its name to “Kalaris Therapeutics, Inc.” The surviving corporation following the merger is referred to as the “combined company.”

At the effective time of the merger (the “effective time”), (a) each share of Kalaris common stock, par value $0.00001 per share (“Kalaris common stock”), issued and outstanding (after giving effect to the Kalaris preferred stock conversion (as defined below)) (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the effective time or (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law and any shares expressly excluded in the definition of Kalaris outstanding shares (as defined below)) will be converted into and become exchangeable for the right to receive a number of shares of AlloVir common stock, based on a ratio calculated in accordance with the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 220 of this proxy statement/prospectus; (b) all of Kalaris’ preferred stock, par value $0.00001 (“Kalaris preferred stock”), will be converted into Kalaris common stock in accordance with, and pursuant to the terms and conditions of the organizational documents of Kalaris (the “Kalaris preferred stock conversion”); (c) each award of restricted shares of Kalaris common stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of AlloVir common stock based on the exchange ratio and (d) each outstanding option to purchase shares of Kalaris common stock granted by Kalaris under its 2019 Equity Incentive Plan, as amended (the “Kalaris plan”), will be converted into an option to acquire a number of shares of AlloVir common stock based on the exchange ratio.

Under the terms of the merger agreement, as of immediately prior to the effective time, (a) each unexercised and outstanding AlloVir stock option with an exercise price per share equal to or greater than $92.00 (after giving effect to the reverse stock split) will be cancelled for no consideration and all other unexpired, unexercised and unvested AlloVir stock options will accelerate in full, and (b) each outstanding and unvested AlloVir restricted stock unit and each outstanding and unvested AlloVir restricted share will accelerate in full and each outstanding and unsettled AlloVir restricted stock unit will be settled in shares of AlloVir common stock.

Upon the closing, on a pro forma basis and based upon the number of shares of AlloVir common stock expected to be issued in the merger, pre-merger Kalaris stockholders will own approximately 75.34% of the combined company and pre-merger AlloVir stockholders will own approximately 24.66% of the combined company, in each case, on a fully-diluted basis (excluding any shares reserved for future equity awards). Under certain circumstances, as described below, the ownership percentages may be adjusted upward or downward based on the level of AlloVir’s net cash at closing.

The exchange ratio, and related pro forma ownership, assumes (a) a valuation of AlloVir of $116 million, which is subject to adjustment to the extent AlloVir’s net cash at closing of the merger is above or below $100 million by more than $1 million, in which case AlloVir’s valuation will be adjusted on a dollar-for-dollar basis by the difference of (i) its net cash at closing of the merger and (ii) $100 million, and (b) a valuation for Kalaris of $347 million.

Q:	What is the additional permitted bridge financing?

A:

Pursuant to the merger agreement, Kalaris is permitted to enter into a series of financings to fund its operations prior to the closing of the merger in an amount not to exceed $15.0 million in the aggregate on a to be converted post-money basis, with up to $7.5 million to be provided by AlloVir and up to $7.5 million to be provided by existing Kalaris stockholders (the “additional permitted bridge financing”). On January 10, 2025, as a part of the first tranche of the additional permitted bridge financing, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir (the “AlloVir note”) under which AlloVir funded a principal amount of $3.75 million, and Kalaris issued convertible promissory notes in an aggregate principal amount of $3.75 million to existing Kalaris stockholders. Kalaris expects to receive an additional $7.5 million in the second tranche of the additional permitted financing in February 2025, of which $3.75 million is expected to be provided by existing Kalaris stockholders and the remaining $3.75 million is expected to be provided by AlloVir. Upon the closing of the merger, the AlloVir note will be cancelled and the aggregate amount outstanding under the AlloVir note will be added to AlloVir’s net cash.

Q:	Why are the two companies proposing to merge?

A:

AlloVir and Kalaris believe that combining the two companies will result in a combined company with promising science, a strong leadership team and substantial capital resources, positioning it to become a biopharmaceutical company focused on developing Kalaris’ lead product candidate, TH103. Kalaris is evaluating TH103 in an ongoing, open-label Phase 1 clinical trial for neovascular Age-related Macular Degeneration and plans to develop TH103 for a number of other exudative and other neovascular retinal diseases, including Diabetic Macular Edema, diabetic retinopathy, and Retinal Vein Occlusion. Although Kalaris plans to develop TH103, its only product candidate, for multiple indications, TH103 is currently only in Phase 1 clinical development for Age-related Macular Degeneration and is not currently being evaluated in a clinical trial for any other indication. Following the closing of the merger, the combined company does not expect to pursue further development of AlloVir’s existing product candidates. For a more complete description of the reasons for the merger, please see the sections titled “The Merger—AlloVir Reasons for the Merger” and “The Merger—Kalaris Reasons for the Merger” beginning on pages 183 and 186, respectively, of this proxy statement/prospectus.

Q:	What will happen to AlloVir if, for any reason, the merger with Kalaris does not close?

A:

AlloVir has invested significant time and incurred, and expects to continue to incur, significant expenses related to the proposed merger with Kalaris. In the event the merger does not close, AlloVir will have a limited ability to continue its current operations without obtaining additional financing. Although the AlloVir board of directors may elect, among other things, to attempt to complete another strategic transaction if the merger with Kalaris does not close, the AlloVir board of directors may instead divest all or a portion of AlloVir’s business or take steps necessary to liquidate or dissolve AlloVir’s business and assets if a viable alternative strategic transaction is not available. If AlloVir decides to dissolve and liquidate its assets, AlloVir would be required to pay all of its contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount of and the timing of such liquidation and distribution of available cash left to distribute to stockholders after paying the obligations of AlloVir and setting aside funds for reserves.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this proxy statement/prospectus because you have been identified as a stockholder of AlloVir and/or Kalaris as of the applicable record date. This document serves as:

•	a proxy statement of AlloVir used to solicit proxies for the AlloVir special meeting to vote on the matters set forth herein; and

•	a prospectus of AlloVir used to offer shares of AlloVir common stock in exchange for shares of Kalaris capital stock in the merger.

Q:	What proposals will be voted on at the AlloVir special meeting in connection with the merger?

A:	Pursuant to the terms of the merger agreement, the following proposal must be approved by the majority of votes properly cast at the AlloVir special meeting in order for the merger to close:

•

Proposal No. 1-The Nasdaq stock issuance proposal to approve (i) the issuance of shares of AlloVir common stock, which represent more than 20% of the shares of AlloVir common stock outstanding immediately prior to the merger, to Kalaris stockholders pursuant to the terms of the merger agreement and pursuant to Nasdaq Listing Rule 5635(a) and (ii) the change of control of AlloVir resulting from the merger, pursuant to Nasdaq Listing Rule 5635(a) and 5635(b), respectively (the “Nasdaq stock issuance proposal”).

The Nasdaq stock issuance proposal is a condition to the completion of the merger. The issuance of AlloVir common stock in connection with the merger and the change of control of AlloVir resulting from the merger will not take place unless the Nasdaq stock issuance proposal is approved by the majority of the votes properly cast and the merger is consummated.

In addition to the requirement of obtaining the approval of the majority of the votes properly cast for the Nasdaq stock issuance proposal, the closing of the merger is subject to the satisfaction or waiver of each of the closing conditions set forth in the merger agreement, including the approval by AlloVir stockholders of an amendment to the AlloVir charter to effect the reverse stock split, which was previously approved at the reverse stock split special meeting. The merger remains subject to other customary closing conditions, including approval by AlloVir stockholders of the Nasdaq stock issuance proposal. For a more complete description of the closing conditions under the merger agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 235 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the AlloVir special meeting of the holders of a majority of the shares of AlloVir common stock outstanding and entitled to vote at the AlloVir special meeting is necessary to constitute a quorum at the meeting for the approval of the Nasdaq stock issuance proposal and the 2020 plan amendment proposal (as defined below).

Q:	What proposals are to be voted on at the AlloVir special meeting, other than the Nasdaq stock issuance proposal?

A:	At the AlloVir special meeting, the holders of AlloVir common stock will also be asked to consider the following proposals:

•	Proposal No. 2-The 2020 plan amendment proposal to approve an amendment to the 2020 plan to (i) increase the number of shares of AlloVir common stock reserved and available for future issuance under the 2020 plan by a number of shares of AlloVir common stock equal to five percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger, (ii) establish a new maximum aggregate number of shares of AlloVir common stock that may be granted as incentive stock options, and (iii) extend the term of the 2020 plan to the tenth (10th) anniversary of the closing of the merger (the “2020 plan amendment proposal”).

•

Proposal No. 3-The adjournment proposal to approve an adjournment of the AlloVir special meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq stock issuance proposal (the “adjournment proposal”).

AlloVir does not expect that any matter other than the AlloVir stockholder proposals will be brought before the AlloVir special meeting.

The presence, by accessing online or being represented by proxy, at the AlloVir special meeting of the holders of the majority of the shares of AlloVir common stock outstanding and entitled to vote at the AlloVir special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the AlloVir stockholder proposals.

Q:	What stockholder votes are required to approve the AlloVir stockholder proposals at the AlloVir special meeting?

A:

The affirmative vote of a majority of the votes properly cast by the holders of AlloVir common stock at the AlloVir special meeting, assuming a quorum is present, is required for approval of each of the AlloVir stockholder proposals. The 2020 plan amendment proposal is conditioned upon the approval of the Nasdaq stock issuance proposal.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes, as applicable to each approval. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the AlloVir special meeting. For each of the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal, abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome of the vote.

Q:	Why is AlloVir seeking stockholder approval to issue shares of AlloVir common stock to existing stockholders of Kalaris in the merger?

A:

Because the AlloVir common stock is listed on Nasdaq, AlloVir is subject to the Nasdaq rules. Rule 5635(a) of the Nasdaq rules requires stockholder approval prior to the issuance of AlloVir common stock (or securities convertible into or exchangeable for common stock), among other instances, in connection with the acquisition of another company’s stock, if (x) pursuant to Nasdaq Listing Rule 5635(a)(1), such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities or (y) pursuant to Nasdaq Listing Rule 5635(a)(2), any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more. Rule 5635(b) of the Nasdaq rules also requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

The estimated aggregate number of shares of common stock that AlloVir expects to issue to Kalaris’ securityholders at the closing of the merger is 14,813,231 shares, assuming the merger occurred as of January 15, 2025 and assuming the conversion of all outstanding Kalaris convertible promissory notes, including accrued interest, into shares of Kalaris common stock immediately prior to the effective time (after giving effect to the Kalaris preferred stock conversion, as applicable), and which excludes an estimated 344,579 shares of AlloVir common stock issuable following conversion of the convertible promissory notes that are expected to be issued in the additional permitted bridge financing into shares of Series B-2 preferred stock of Kalaris immediately prior to the effective time, excluding accrued interest. AlloVir common stock to be issued pursuant to the merger agreement will represent greater than 20% of its voting stock. Accordingly, AlloVir is seeking stockholder approval of the issuance pursuant to the merger agreement.

Q:	What will AlloVir stockholders receive in the merger?

A:

AlloVir stockholders will continue to own and hold their existing shares of AlloVir common stock issued and outstanding at the time of the merger and such shares will remain issued and outstanding, and, subject to any acceleration provided for in connection with the merger, will be unaffected by the merger. In addition, as of immediately prior to the effective time (a) each unexercised and outstanding AlloVir stock option with an exercise price per share equal to or greater than $92.00 (after giving effect to the reverse stock split) will be cancelled at the effective time for no consideration and all other unexpired, unexercised and unvested AlloVir stock options will accelerate in full and (b) the vesting of each outstanding and unvested AlloVir restricted stock unit, and each outstanding and unvested AlloVir restricted share, will accelerate in full and each outstanding and unsettled AlloVir restricted stock unit will be settled in shares of AlloVir common stock.

For a more complete description of the treatment of AlloVir securities in the merger, please see the sections titled “The Merger Agreement—Merger Consideration,” “The Merger Agreement—Exchange Ratio,” and “Market Price and Dividend Information” beginning on pages 219, 220 and 25, respectively, of this proxy statement/prospectus.

Q:	What will Kalaris securityholders receive in the merger?

A:

Holders of (a) Kalaris common stock will receive for each share of Kalaris common stock issued and outstanding (subject to certain exceptions) a number of shares of AlloVir common stock, (b) Kalaris preferred stock will receive, after giving effect to the Kalaris preferred stock conversion, a number of shares of AlloVir common stock, (c) each award of restricted shares of Kalaris common stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of AlloVir common stock based on the exchange ratio, as determined in accordance with the merger agreement, and (d) outstanding Kalaris options to purchase Kalaris common stock granted by Kalaris under the Kalaris plan will receive an option to acquire a number of shares of AlloVir common stock, in each case with appropriate adjustments to reflect the exchange ratio. Immediately after the merger, on a pro forma basis and based upon the number of shares of AlloVir common stock expected to be issued in the merger, pre-merger AlloVir stockholders will own approximately 24.66% of the combined company and pre-merger Kalaris stockholders will own approximately 75.34% of the combined company, in each case, on a fully-diluted basis (excluding any shares reserved for future equity awards). The exchange ratio, and related pro forma ownership, assumes (a) a valuation of AlloVir of $116 million, which is subject to adjustment to the extent AlloVir’s net cash at closing of the merger is above or below $100 million by more than $1 million, in which case AlloVir’s valuation will be adjusted on a dollar-for-dollar basis by the difference of (i) its net cash at closing of the merger and (ii) $100 million, and (b) a valuation for Kalaris of $347 million. Under certain circumstances as further described in the sections titled “The Merger Agreement-Merger Consideration,” and “The Merger Agreement-Exchange Ratio,” these ownership percentages may be adjusted upward or downward based on AlloVir’s cash levels at the closing of the merger, and as a result, either AlloVir stockholders or Kalaris stockholders could own less of the combined company than expected.

For a more complete description of the treatment of Kalaris common stock, Kalaris preferred stock, Kalaris restricted stock and Kalaris options in the merger, please see the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 219 and 220, respectively of this proxy statement/prospectus.

Q:	Will the common stock of the combined company trade on an exchange?

A:

Shares of AlloVir common stock are currently listed on Nasdaq under the symbol “ALVR.” AlloVir has filed an initial listing application for the common stock of the combined company with Nasdaq. At the effective time, AlloVir is expected to be renamed “Kalaris Therapeutics, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “KLRS.” It is a condition of the consummation of the merger that AlloVir obtains approval of the listing of the combined company on Nasdaq, but there can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the merger agreement is not expected to be waived by the applicable parties. On February 7, 2025 the last trading day before the date of this proxy statement/prospectus, the closing sale price of AlloVir common stock was $10.05 per share.

Q:	Who will be the directors of the combined company following the merger?

A:

Pursuant to the merger agreement, each of the directors and officers of AlloVir who will not continue as directors or officers of AlloVir following the consummation of the merger will resign effective as of the closing. Effective as of the effective time, the AlloVir board of directors will initially be fixed at nine directors, consisting of six directors designated by Kalaris, two directors designated by AlloVir, and one director who will be agreed upon by both AlloVir and Kalaris. The staggered structure of the current AlloVir board of directors will remain in place for the combined company’s board of directors following the completion of the merger. Kalaris has designated Anthony Adamis, Srinivas Akkaraju, Michael Dybbs, Napoleone Ferrara, Andrew Oxtoby and Samir Patel to serve as members of the combined company board of directors, and AlloVir has designated David Hallal and Morana Jovan-Embiricos, Ph.D. to serve as members of the combined company board of directors. AlloVir and Kalaris will work together to determine the mutually agreed upon designee prior to the closing of the merger. If a director has not been designated prior to the closing of the merger, there will be one vacancy on the combined company’s board of directors, which director shall be selected by the combined company following the consummation of the merger. Please see the discussion in the section titled “Management Following the Merger” beginning on page 400 of this proxy statement/prospectus for additional details regarding the combined company’s board of directors.

Q:	Who will be the executive officers of the combined company immediately following the merger?

A:	Immediately following the merger, the executive management team of the combined company is expected to consist of the following members of the Kalaris executive management team prior to the merger:

Name	Title
Andrew Oxtoby	President and Chief Executive Officer
Jeffrey Nau, Ph.D.	Chief Operating Officer

While AlloVir and Kalaris have commenced a search for a chief financial officer of the combined company, the combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired.

Q:	As an AlloVir stockholder, how does the AlloVir board of directors recommend that I vote?

A:	After careful consideration, the AlloVir board of directors recommends that AlloVir stockholders vote “FOR” all of the AlloVir stockholder proposals.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:

You should carefully review the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus, which set forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of AlloVir and Kalaris, as independent companies, are subject.

Q:	When was the effective time of the reverse stock split?

A:

AlloVir held the reverse stock split special meeting on January 9, 2025. At the reverse stock split special meeting, AlloVir stockholders approved an amendment to the AlloVir charter to, at the discretion of the AlloVir board of directors, effect a reverse stock split of AlloVir’s issued and outstanding common stock, including any AlloVir common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35, with the ratio within the range to be determined at the discretion of the AlloVir board of directors without further approval or authorization of AlloVir’s stockholders. On January 9, 2025, the AlloVir board of directors determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock. On January 14, 2025, AlloVir filed with the Secretary of State of the State of Delaware the amendment to the AlloVir charter to effect the reverse stock split. At the effective time of the reverse stock split, every 23 shares of AlloVir’s issued and outstanding common stock were automatically converted into one share of AlloVir common stock, without any change in the par value per share. AlloVir’s common stock began trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on January 16, 2025. The merger is anticipated to close in the first quarter of 2025, but the exact timing cannot be predicted. The approval by AlloVir stockholders of an amendment to the AlloVir charter to effect the reverse stock split satisfies one of the conditions to the closing of the merger. The merger remains subject to other customary closing conditions, including approval by AlloVir stockholders of the Nasdaq stock issuance proposal.

Although the reverse stock split does not have any dilutive effect on AlloVir’s stockholders, since the reverse stock split did not change the number of authorized shares of AlloVir common stock, it reduced the proportion of shares owned by AlloVir’s existing stockholders relative to the number of shares authorized for issuance, giving the AlloVir board of directors an effective increase in the authorized shares available for issuance, in its discretion. The AlloVir board of directors from time to time may deem it to be in the best interest of AlloVir and its stockholders to enter into transactions and other ventures that may include the issuance of shares of AlloVir common stock. If the AlloVir board of directors authorizes the issuance of additional shares subsequent to the reverse stock split, the dilution to the ownership interest of AlloVir’s existing stockholders may be greater than would occur had the reverse stock split not been effected. Many stock issuances not involving equity compensation do not require stockholder approval, and the AlloVir board of directors generally seeks approval of its stockholders in connection with a proposed issuance only if required at that time.

Q:	When do you expect the merger to be consummated?

A:

The merger is anticipated to close in the first quarter of 2025, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 235 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	AlloVir urges you to read this proxy statement/prospectus carefully, including the annexes, and to consider how the merger affects you.

If you are an AlloVir stockholder of record, you may provide your proxy instruction in one of four different ways:

•

By Internet. You may vote at www.proxyvote.com 24 hours a day, seven days a week. Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. You will need the control number included on your proxy card.

•

During the AlloVir special meeting. You may vote during AlloVir special meeting by going to https://www.virtualshareholdermeeting.com/ALVR2025SM2. You will need the control number included on your proxy card.

•

By Telephone: You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. You will need the control number included on your proxy card.

•

By Mail. You may vote by completing and mailing your proxy card. Mark, sign and date your proxy card and return it in the postage-paid envelope provided or return to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Votes submitted through the mail must be received by 11:59 p.m. Eastern Time the day before the meeting date.

Even if you plan to participate in the virtual AlloVir special meeting, it is recommended that you also vote by proxy so that your vote will be counted if you later decide not to participate in the AlloVir special meeting.

If you hold your shares in “street name” (as described below), you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee on how to vote your shares. Stockholders holding their shares in “street name” should generally be able to vote by returning an instruction card, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you hold your shares in “street name,” you may not vote your shares on your own behalf at the AlloVir special meeting unless you obtain a legal proxy from your broker, bank or other nominee. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the AlloVir special meeting.

Q:	Who can vote at the AlloVir special meeting?

A:

Holders of record of shares of AlloVir common stock as of the close of business on January 30, 2025 the (“record date”), are entitled to notice of and to vote at the AlloVir special meeting and any continuation, postponement or adjournment thereof. At the close of business on the record date, there were 5,041,932 shares of AlloVir common stock issued and outstanding and entitled to vote. Each share of AlloVir common stock is entitled to one vote on any matter presented to stockholders at the AlloVir special meeting.

Q.	How is a quorum reached?

A.

The presence, by virtual attendance or by proxy, of holders of at least a majority of the total number of outstanding shares entitled to vote is necessary to constitute a quorum for the transaction of business at the AlloVir special meeting. Shares held of record by stockholders or brokers, bankers or other nominees who do not return a signed and dated proxy or attend the AlloVir special meeting virtually will not be considered present or represented at the AlloVir special meeting and will not be counted in determining the presence of a quorum. Votes withheld, abstentions and broker non-votes, if any, will be counted for purposes of determining whether a quorum is present for the transaction of business at the AlloVir special meeting.

Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:

If you are an AlloVir stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal.

Q:	May I attend the AlloVir special meeting and vote in person?

A:

Stockholders of record as of January 30, 2025 will be able to attend and participate in the AlloVir special meeting online by accessing https://www.virtualshareholdermeeting.com/ALVR2025SM2. There will be no physical location for stockholders to attend. To join the AlloVir special meeting and vote online, you will need to have your 16-digit control number which is included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares of AlloVir common stock at the AlloVir special meeting or to vote by proxy prior to the AlloVir special meeting. If you attend the AlloVir special meeting and vote via the Internet, your vote will revoke any proxy that you have previously submitted.

If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a control number. If your shares are held in “street name” you will also need to provide a legal proxy to vote during the meeting.

Please note that even if you plan to attend the AlloVir special meeting, it is recommended that you vote in advance to ensure that your shares will be represented.

Q:	Who counts the votes?

A:

Votes will be counted by the inspector of elections appointed for the AlloVir special meeting. If you are a stockholder of record, your executed proxy card is returned directly to such inspector of elections for tabulation. If you hold your shares through a broker, your broker returns one proxy card to the inspector of elections on behalf of all its clients.

Q:	What happens if I sell my shares of AlloVir common stock before the AlloVir special meeting?

A:

The record date for the AlloVir special meeting is earlier than the date of the AlloVir special meeting. If you sell or transfer your shares of AlloVir common stock after the record date, but before the AlloVir special meeting, you will retain your right to vote such shares at the AlloVir special meeting. However, the right to receive the merger consideration will pass to the person to whom you transferred your shares. In order to receive the merger consideration in connection with the merger, you must hold your shares of AlloVir common stock through the effective time of the merger.

Q:	If my AlloVir shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute a “broker non-vote.” A “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote in the matter and has not received voting instructions from its clients. These matters are referred to as “non-discretionary” or “non-routine” matters. Each of the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal are considered “non-discretionary” or “non-routine” matters, and thus an AlloVir stockholder’s broker, bank or other agent may not vote your shares on these proposals in the absence of such holders’ voting instructions. Accordingly, if you hold your shares beneficially in street name please be sure to instruct your broker or other agent how to vote to ensure that your vote is counted on each of the proposals.

Q:	What are broker non-votes and do they count for determining a quorum?

A:

Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its client.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the AlloVir special meeting. Broker non-votes will not be counted as “votes cast” and will therefore have no effect on the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal. None of the proposals currently scheduled to be voted on at the AlloVir special meeting are “routine” matters for which brokers have discretionary authority to vote. Accordingly, it is not expected that there will be any broker non-votes.

Q:	May I change my vote after I have submitted a proxy or provided proxy instruction?

A:

AlloVir stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the AlloVir special meeting in one (1) of four (4) ways:

•	You may submit another properly completed proxy with a later date by mail or via the Internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a notice that you are revoking your proxy over the Internet, following the instructions provided on the proxy card.

•

You may attend the AlloVir special meeting online. Upon entry of your 16-digit control number which is included on your proxy card or on the instructions that accompanied your proxy materials. The control number is designed to verify your identity and allow you to vote your shares of AlloVir common stock at the AlloVir special meeting or to vote by proxy prior to the AlloVir special meeting. If you attend the AlloVir special meeting and vote via the Internet, your vote will revoke any proxy that you have previously submitted. Simply attending the AlloVir special meeting will not, by itself, revoke your proxy.

If an AlloVir stockholder who owns shares of AlloVir common stock in “street name” has instructed a broker to vote its shares of AlloVir common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Have any of AlloVir’s stockholders agreed to vote in favor of the issuance of the shares in the merger?

A:

Yes. In connection with the execution of the merger agreement, holders of approximately 29.4% of the outstanding shares of AlloVir common stock have entered into support agreements with AlloVir and Kalaris that provide, among other things, that the stockholders subject to these agreements will vote in favor of the issuance of shares of AlloVir common stock in the merger, subject to the terms of the support agreements. For a further discussion of the support agreement, see the section titled “Agreements Related to the Merger” beginning on page 244 of this proxy statement/prospectus.

Q:	Who is paying for this proxy solicitation?

A:

AlloVir is paying for the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of AlloVir common stock for the forwarding of solicitation materials to the beneficial owners of AlloVir common stock. AlloVir will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. AlloVir has retained MacKenzie Partners, Inc. (“MacKenzie”) to assist it in soliciting proxies using the means referred to above. AlloVir will pay the fees of MacKenzie which AlloVir expects to be approximately $12,000, plus reimbursement of out-of-pocket expenses.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of AlloVir common stock?

A:

AlloVir stockholders will not sell, exchange or dispose of any shares of AlloVir common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to AlloVir stockholders as a result of the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of Kalaris capital stock?

A:

AlloVir and Kalaris intend that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). If the merger so qualifies, subject to the limitations and qualifications described in the section titled “The Merger-Material U.S. Federal Income Tax Consequences of the Merger,” holders of Kalaris capital stock will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of AlloVir common stock issued in exchange for Kalaris capital stock in the merger, except with respect to cash received in lieu of a fractional share of AlloVir common stock. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 210 of this proxy statement/prospectus.

Q:	Who can help answer my questions?

A:

If you are an AlloVir stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger or related matters, including the procedures for voting your shares, you should contact:

MacKenzie Partners, Inc.

7 Penn Plaza, Suite 503

New York, NY 10001

proxy@mackenziepartners.com

(212) 929-5500 or (800) 322-2885

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the AlloVir special meeting, you should read this entire proxy statement/prospectus carefully, including the merger agreement and the other annexes to which you are referred in this proxy statement/prospectus. For more information, please see the section titled “Where You Can Find More Information” beginning on page 451 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus gives effect to the reverse stock split.

The Companies

AlloVir, Inc.

AlloVir, Inc. (“AlloVir”) is a biopharmaceutical company. AlloVir’s initial focus was on developing highly innovative allogeneic T cell therapies to treat and prevent devastating viral diseases. AlloVir’s innovative and proprietary virus-specific T cell “VST”), therapy platform allowed AlloVir to generate off-the-shelf VSTs designed to restore immunity in patients with T cell deficiencies who are at risk from the life-threatening consequences of viral diseases. This included: (1) posoleucel (ALVR105), an investigational off-the-shelf multi-virus-specific T cell therapy, which targeted six viral pathogens in immunocompromised individuals: adenovirus (AdV), BK virus (BKV), cytomegalovirus (CMV), Epstein-Barr virus (EBV), human herpesvirus-6 (HHV-6) and JC virus (JCV); (2) ALVR106, an allogeneic, off-the-shelf VST therapy candidate developed to target devastating diseases caused by four respiratory viruses: hMPV, influenza, PIV and RSV; and (3) ALVR107, an allogeneic, off-the-shelf VST therapy candidate designed to target HBV-infected cells with the aim of curing chronic HBV infections. On December 22, 2023, AlloVir announced the discontinuation of three Phase 3 registrational trials of posoleucel following separate, pre-planned Data Safety Monitoring Board, futility analyses that concluded the studies were unlikely to meet their primary endpoints. Specifically, AlloVir discontinued a multicenter, randomized, double-blind, placebo-controlled Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant. AlloVir also discontinued two multicenter, randomized, double-blind, placebo-controlled Phase 3 trials of posoleucel – one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection - both after allogeneic hematopoietic cell transplant. At this time, AlloVir does not intend to resume development of posoleucel or any other product candidates. In December 2023, AlloVir announced the decision to conduct a comprehensive review of strategic alternatives focused on maximizing shareholder value. AlloVir also engaged Leerink Partners LLC (“Leerink Partners”) as its exclusive strategic financial advisor to assist in the process of exploring strategic alternatives, including the merger (as defined below) with Kalaris Therapeutics, Inc. (“Kalaris”).

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on November 7, 2024, AlloVir entered into an Agreement and Plan of Merger (the “merger agreement”) with Kalaris and Aurora Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir, referred to hereinafter as the “merger.” The merger was approved by AlloVir’s board of directors, and the AlloVir board of directors resolved to recommend approval of the merger agreement to AlloVir’s stockholders. The closing of the merger is subject to approval by AlloVir’s and Kalaris’ stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the United States Securities and Exchange Commission (“SEC”) in connection with the transaction and by The Nasdaq Capital Market (“Nasdaq”) in connection with the approval of the listing of the shares of the AlloVir common stock to be issued in connection with the transaction. If the merger is completed, the business of Kalaris will continue as the business of the combined company.

Since inception in 2013, AlloVir devoted substantially all its efforts and financial resources to organizing and staffing its company, business planning, raising capital, discovering product candidates and securing related intellectual property rights and conducting research and development activities for posoleucel, ALVR106 and ALVR107. AlloVir does not have any products approved for sale, and has not generated any revenue from product sales.

AlloVir’s principal executive offices are located at PO Box 44, 1661 Massachusetts Avenue, Lexington, MA 02420, and its telephone number is (617) 443-2605.

Kalaris Therapeutics, Inc.

Kalaris is a clinical stage biopharmaceutical company focused on developing and commercializing innovative therapeutics aimed at becoming the standard of care for prevalent retinal diseases for which there is a major unmet medical need.

Kalaris is developing TH103, a novel, clinical stage anti-vascular endothelial growth factor (“VEGF”) drug, engineered to potentially provide longer lasting and increased anti-VEGF activity in patients with exudative and neovascular retinal diseases. TH103 is a fully humanized recombinant fusion protein, functioning as a “decoy receptor” (a VEGF trap), leveraging salient molecular properties of the human body’s native, highest affinity VEGF receptor 1. In head-to-head preclinical studies, TH103 showed more anti-VEGF activity and longer duration of activity compared to aflibercept, the current market-leading anti-VEGF agent, which also functions as a decoy receptor VEGF trap but differs from TH103 in key molecular elements.

Kalaris is enrolling an open label Phase 1 clinical trial of TH103 in patients with neovascular Age-related Macular Degeneration (“nAMD”), a leading cause of blindness in the United States and Europe that affected an estimated 1.6 million adults in the United States in 2023, and Kalaris expects to report initial clinical data from Part 1 of the Phase 1 clinical trial in the third quarter of 2025. Kalaris also plans to expand the development of TH103 beyond nAMD into other prevalent VEGF-mediated retinal diseases, such as Diabetic Macular Edema, diabetic retinopathy, and Retinal Vein Occlusion.

Over the past 20 years, anti-VEGF therapeutics have revolutionized the treatment of prevalent exudative and neovascular retinal diseases, which, based on publicly available SEC filings and publicly available regulatory documents reporting 2023 global net revenues for Eylea, Vabysmo, Lucentis and Eylea HD, represented an estimated $14 billion global branded market in 2023. While clinical trials for these drugs have shown improvements in mean visual acuity, these results often are not reproduced in real-world settings. Many patients find the treatment burden to be challenging because it requires a demanding schedule of clinic visits and years of monitoring and treatments. This onerous treatment burden can lead to a lack of adherence to the frequent visit regimen and a decline in vision after initial gains. Although newer anti-VEGF drugs and a higher-dose version of an existing drug have been approved for treatment, registrational studies for these drugs were not designed to demonstrate a reduction in treatment burden compared to existing therapies, and there remains a significant unmet need for a longer acting anti-VEGF agent.

Kalaris’ board of directors, management team and investors include co-founders, scientists and leaders and investors from companies that have played pivotal roles in developing retina therapeutics, including Macugen, the first-in-class U.S. Food and Drug Administration-approved anti-VEGF agent launched in ophthalmology.

Kalaris’ principal executive offices are located at 628 Middlefield Rd., Palo Alto, CA 94301, and its telephone number is (650) 249-2727.

Aurora Merger Sub, Inc.

Merger Sub is a direct, wholly-owned subsidiary of AlloVir and was formed solely for the purpose of carrying out the merger.

Merger Sub’s principal executive offices are located at PO Box 44, 1661 Massachusetts Avenue, Lexington, MA 02420, and its telephone number is (617) 443-2605.

The Merger (see page 167)

On November 7, 2024, AlloVir, Merger Sub, and Kalaris entered into the merger agreement, pursuant to which Merger Sub will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir (the “merger”).

AlloVir and Kalaris expect the merger to be consummated during the first quarter of 2025, subject to the satisfaction or waiver of certain conditions to the closing, including, among other things, approval by theAlloVir stockholders of the Nasdaq stock issuance proposal. At AlloVir’s separate special meeting of AlloVir stockholders held on January 9, 2025 (the “reverse stock split special meeting”), AlloVir stockholders approved an amendment to the third amended and restated certificate of incorporation of AlloVir (the “AlloVir charter”) to, at the discretion of the AlloVir board of directors, effect a reverse stock split of AlloVir’s issued and outstanding common stock, par value $0.0001 per share (the “AlloVir common stock”), including any AlloVir common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35 (the “range”), with the ratio within the range to be determined at the discretion of the AlloVir board of directors without further approval or authorization of AlloVir’s stockholders (the “reverse stock split”). On January 9, 2025, the AlloVir board of directors determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock. On January 14, 2025, AlloVir filed with the Secretary of State of the State of Delaware the amendment to the AlloVir charter to effect the reverse stock split. At the effective time of the reverse stock split, every 23 shares of AlloVir’s issued and outstanding common stock were automatically converted into one share of AlloVir common stock, without any change in the par value per share. AlloVir’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 16, 2025. The approval by AlloVir stockholders of an amendment to the AlloVir charter to effect the reverse stock split satisfies one of the conditions to the closing of the merger. The merger remains subject to other customary closing conditions, including approval by AlloVir stockholders of the Nasdaq stock issuance proposal.

Immediately after the merger, on a pro forma basis and based upon the number of shares of AlloVir common stock expected to be issued in the merger, pre-merger AlloVir stockholders will own approximately 24.66% of the combined company on a fully-diluted basis, and pre-merger Kalaris stockholders will own approximately 75.34% of the combined company on a fully-diluted basis (excluding shares reserved for future equity awards).

Pursuant to the merger agreement, Kalaris is permitted to enter into a series of financings to fund its operations prior to the closing of the merger in an amount not to exceed $15.0 million in the aggregate on a to be converted post-money basis, with up to $7.5 million to be provided by AlloVir and up to $7.5 million to be provided by existing Kalaris stockholders (the “additional permitted bridge financing”). On January 10, 2025, as a part of the first tranche of the additional permitted bridge financing, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir (the “AlloVir note”) under which AlloVir funded a principal amount of $3.75 million, and Kalaris issued convertible promissory notes in an aggregate principal amount of $3.75 million to existing Kalaris stockholders. Kalaris expects to receive an additional $7.5 million in the second tranche of the additional permitted financing in February 2025, of which $3.75 million is expected to be provided by existing Kalaris stockholders and the remaining $3.75 million is expected to be provided by AlloVir. Upon the closing of the merger, the AlloVir note will be cancelled and the aggregate amount outstanding under the AlloVir note will be added to AlloVir’s net cash.

For a more complete description of the merger and the exchange ratio, please see the sections titled “The Merger” and “The Merger Agreement—The Exchange Ratio” beginning on pages 167 and 220, respectively, of this proxy statement/prospectus. The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by the full text of the merger agreement, which is attached hereto as Annex A.

Reasons for the Merger; Recommendation of the AlloVir Board of Directors (see page 183)

The AlloVir board of directors recommends that stockholders of AlloVir vote “FOR” the Nasdaq issuance proposal, “FOR” the 2020 plan amendment proposal, and “FOR” the adjournment proposal. For factors considered by the AlloVir board of directors in reaching its decision to approve the merger agreement (as amended or modified) and the transactions contemplated thereby, including the merger and the AlloVir share issuance, see the section entitled “The Merger—AlloVir Reasons for the Merger”.

Interests of Certain Directors, Officers and Affiliates of AlloVir and Kalaris (see pages 198 and 203)

In considering the recommendation of the AlloVir board of directors with respect to issuing shares of AlloVir common stock in the merger and the other matters to be acted upon by the AlloVir stockholders at the AlloVir special meeting, AlloVir stockholders should be aware that AlloVir’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AlloVir’s stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:

•

David Hallal and Morana Jovan-Embiricos, Ph.D., current members of AlloVir’s board of directors, are expected to continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the combined company’s non-employee director compensation policy that is expected to become effective as of the closing of the merger.

•	Under the merger agreement, AlloVir’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.

•

In connection with the merger, all unexpired, unexercised and unvested AlloVir stock options with exercise prices that are less than $92.00 per share (after giving effect to the reverse stock split) will accelerate in full as of immediately prior to the effective time and, once vested, such options shall remain outstanding in accordance with their terms.

•	In connection with the merger, the vesting of each outstanding and unvested AlloVir restricted stock unit will accelerate in full and will be settled in shares of AlloVir common stock.

These interests are discussed in more detail in the section titled “The Merger—Interests of AlloVir Directors and Executive Officers in the Merger” beginning on page 198 of this proxy statement/prospectus. The members of AlloVir’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the stockholders that the Nasdaq stock issuance proposal be approved.

As of January 15, 2025, AlloVir’s non-employee directors and executive officers beneficially owned, in the aggregate, approximately 29.53% of the shares of AlloVir capital stock.

In considering the recommendation of the Kalaris board of directors with respect to approving the merger and related transactions, Kalaris stockholders should be aware that certain members of the Kalaris board of directors and certain executive officers of Kalaris have interests in the merger that may be different from, or in addition to, interests they have as Kalaris stockholders. As of January 15, 2025, Kalaris’ current directors, executive officers and their respective affiliates owned, in the aggregate, approximately 89.86% of the outstanding shares of Kalaris’ capital stock, which for this purpose excludes any shares of Kalaris common stock, par value $0.00001 per share (“Kalaris common stock”), issuable upon exercise of Kalaris options, or any shares of Kalaris common stock issuable upon conversion of outstanding Kalaris convertible notes. The beneficial ownership of Kalaris’ current directors and executive officers is described in more detail in the section entitled “Principal Stockholders of Kalaris” beginning on page 445 of this proxy statement/prospectus. Each of Kalaris’ executive officers and directors and Samsara BioCapital, LP (“Samsara LP”) have agreed to vote their shares in favor of adoption of the merger agreement and approval of the merger. Further, certain members of the Kalaris board of directors and Kalaris executive officers are expected to become directors and executive officers of the combined company following the merger, and such executive officers may enter into new employment agreements to reflect their status as executive officers of a publicly-traded company. These interests are discussed in more detail in the section titled “The Merger—Interests of Kalaris Directors and Executive Officers in the Merger” beginning on page 203 of this proxy statement/prospectus. The board of directors of Kalaris was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger, and to recommend that the Kalaris stockholders approve the merger as contemplated by this proxy statement/prospectus.

Support Agreements and Lock-Up Agreements (see pages 244 and 245)

Concurrently with the execution of the merger agreement, (i) certain stockholders of AlloVir, owning in the aggregate approximately 29.4% of the outstanding shares of AlloVir common stock, have entered into support agreements with AlloVir and Kalaris to vote all of their shares of AlloVir common stock in favor of the AlloVir stockholder proposals, and (ii) certain stockholders of Kalaris, owning in the aggregate approximately 87.4% of the outstanding shares of Kalaris capital stock, have entered into support agreements with AlloVir and Kalaris to vote all of their shares of Kalaris capital stock in favor of the adoption of the merger agreement and the approval of the merger and the related contemplated transactions and against any alternative acquisition proposals.

Concurrently with the execution of the merger agreement, certain executive officers, directors and stockholders of AlloVir and Kalaris have also entered into lock-up agreements with AlloVir pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer their shares of AlloVir common stock, for the 180-day period following the closing. The AlloVir stockholders who have executed lock-up agreements as of November 7, 2024, owned in the aggregate, approximately 29.4% of the shares of AlloVir’s outstanding capital stock.

For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 244 of this proxy statement/prospectus. For a more detailed discussion of the lock-up agreements, please see the section titled “Agreements Related to the Merger—Lock-Up Agreements” beginning on page 245 of this proxy statement/prospectus. The foregoing descriptions of the support agreements and lock-up agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, which are attached hereto as Annex B and Annex C, and of the form of the lock-up agreements, which is attached hereto as Annex D.

Opinion of Leerink Partners LLC (see page 189)

AlloVir retained Leerink Partners as its exclusive financial advisor in connection with the merger and the other transactions contemplated by the merger agreement, collectively referred to herein as the “merger.” On November 7, 2024, Leerink Partners rendered to the AlloVir board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion to the AlloVir board of directors dated November 7, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement was fair, from a financial point of view, to AlloVir.

The full text of the written opinion of Leerink Partners, dated November 7, 2024, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the AlloVir board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the AlloVir board of directors’ consideration of the merger and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to AlloVir of the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement. The opinion of Leerink Partners did not address any other term or aspect of the merger agreement or the merger and does not constitute a recommendation to any stockholder of AlloVir or Kalaris as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

Overview of the merger agreement and Agreements Related to the merger agreement

The Merger Agreement (see page 219)

Merger Consideration (page 219)

At the effective time, upon the terms and subject to the conditions set forth in the merger agreement, (a) each then-outstanding share of Kalaris common stock (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the effective time and (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law, but including any restricted shares of Kalaris common stock that are unvested and outstanding immediately prior to the effective time (the “Kalaris restricted shares”) and any shares expressly excluded in the definition of Kalaris outstanding shares (as defined below)) will be converted into the right to receive a number of shares of AlloVir common stock equal to the exchange ratio described in more detail below, (b) each then-outstanding share of Kalaris preferred stock will be converted into Kalaris common stock as of immediately prior effective time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Kalaris, (c) each award of restricted shares of Kalaris common stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of AlloVir common stock based on the exchange ratio and (d) each outstanding option to purchase shares of Kalaris common stock granted by Kalaris under the Kalaris 2019 Equity Incentive Plan, as amended (the “Kalaris plan”), will be converted into an option to acquire a number of shares of AlloVir common stock based on the exchange ratio.

Exchange Ratio (page 220)

The exchange ratio is calculated using a formula intended to allocate existing AlloVir and Kalaris stockholders a percentage of the combined company. Based on AlloVir’s and Kalaris’ capitalization as of January 15, 2025, the exchange ratio is estimated to be equal to approximately 0.2198. This estimate is subject to adjustment prior to closing for the number of outstanding shares of AlloVir’s common stock and Kalaris’ common stock, in each case as of immediately prior to the effective time, and AlloVir’s net cash at the cash determination time (and as a result, AlloVir stockholders could own more, and Kalaris stockholders could own less, or vice versa, of the combined company).

Treatment of Kalaris Common Stock (page 222)

Under the terms of the merger agreement, at the effective time, each share of Kalaris common stock will be converted into and become exchangeable for the right to receive a number of shares of AlloVir common stock equal to the product of (A) one share of Kalaris common stock, multiplied by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AlloVir common stock. Under the terms of the merger agreement, at the effective time, each award of Kalaris restricted shares will be converted into and become exchangeable for the right to receive a number of shares of AlloVir common stock equal to the product of (A) the number of shares of Kalaris restricted shares subject to the award, multiplied by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AlloVir common stock. The shares of AlloVir common stock into which the Kalaris restricted shares are converted will remain subject to the terms and conditions (including, without limitation, vesting and repurchase provisions) of such Kalaris restricted shares as of immediately prior to the effective time.

Treatment of Kalaris Options (page 222)

Under the terms of the merger agreement, at the effective time, each option to purchase shares of Kalaris common stock granted under the Kalaris plan (each, a “Kalaris option”) that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be assumed and converted into an option to acquire AlloVir common stock based on the exchange ratio.

Treatment of AlloVir Common Stock and AlloVir Equity Awards (page 223)

Each share of AlloVir common stock issued and outstanding at the time of the merger will remain issued and outstanding. In addition, as of immediately prior to the effective time each option to purchase shares of AlloVir common stock (each, an “AlloVir option”) that is outstanding immediately prior to the effective time, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms, provided that (i) each unexercised and outstanding AlloVir option with an exercise price per share equal to or greater than $92.00 (after giving effect to the reverse stock split) shall be cancelled for no consideration, and (ii) each AlloVir option that has an exercise price per share less than $92.00 (after giving effect to the reverse stock split), is unvested and unexercised as of the effective time, shall be accelerated in full. Further, under the terms of the merger agreement, as of immediately prior to the effective time the vesting of each outstanding and unvested AlloVir restricted stock unit and each outstanding and unvested AlloVir restricted share will accelerate in full and each outstanding and unsettled AlloVir restricted stock unit will be settled in shares of AlloVir common stock.

Conditions to the Completion of the Merger (page 235)

To complete the merger, AlloVir stockholders must approve the Nasdaq stock issuance proposal and the reverse stock split, and Kalaris stockholders must adopt the merger agreement and approve the merger and the related transactions contemplated by the merger agreement. Additionally, each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to closing, of various closing conditions set forth in the merger agreement.

AlloVir held the reverse stock split special meeting on January 9, 2025. At the reverse stock split special meeting, AlloVir stockholders approved an amendment to the AlloVir charter to, at the discretion of the AlloVir board of directors, effect a reverse stock split of AlloVir’s issued and outstanding common stock, including any AlloVir common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35, with the ratio within the range to be determined at the discretion of the AlloVir board of directors without further approval or authorization of AlloVir’s stockholders. The approval by AlloVir stockholders of an amendment to the AlloVir charter to effect the reverse stock split satisfies one of the conditions to the closing of the merger.

Non-Solicitation (page 228)

The merger agreement contains non-solicitation provisions prohibiting AlloVir and Kalaris from inquiring about or seeking a competing transaction. Each of AlloVir and Kalaris have agreed that, subject to certain exceptions, neither it nor any of its subsidiaries shall, nor will either party or any of its subsidiaries authorize any of its representatives to, directly or indirectly (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (as each is defined in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 228 of this proxy statement/prospectus) or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information with respect to its or any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to certain exceptions), (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction, (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, or (vii) publicly propose to do any of the foregoing.

Board Recommendation Change (page 230)

Under the merger agreement, subject to certain exceptions described below, (i) AlloVir agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the AlloVir board of directors in a manner adverse to Kalaris (each, an “AlloVir board recommendation change”) and (ii) Kalaris agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Kalaris board of directors in a manner adverse to AlloVir (each, an “Kalaris board recommendation change”).

However, notwithstanding the foregoing, and subject to certain circumstances, (i) the AlloVir board of directors may make an AlloVir board recommendation change, at any time prior to the approval of the proposals to be considered at the AlloVir special meeting by the necessary vote of AlloVir stockholders, if (a) AlloVir has received a bona fide written Superior Offer (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 230 of this proxy statement/prospectus) or (b) there is an AlloVir intervening event (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 230 of this proxy statement/prospectus) and (ii) the Kalaris board of directors may make a Kalaris board recommendation change, at any time prior to the approval and adoption of the merger agreement by the necessary vote of Kalaris stockholders, if (x) Kalaris has received a bona fide written Superior Offer or (y) there is a Kalaris intervening event (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 230 of this proxy statement/prospectus).

Termination of the Merger Agreement (page 239)

Either party may terminate the merger agreement in certain circumstances, which would prevent the merger from being consummated.

Termination Fee (page 239)

The merger agreement provides for the payment of a termination fee of $3.48 million by AlloVir to Kalaris or $10.41 million by Kalaris to AlloVir upon termination of the merger agreement under specified circumstances.

Management Following the Merger

Effective as of the closing of the merger, the combined company’s executive officers are expected to be members of the Kalaris executive management team prior to the merger, including:

Name	Title
Andrew Oxtoby	President and Chief Executive Officer
Jeffrey Nau, Ph.D.	Chief Operating Officer

While AlloVir and Kalaris have commenced a search for a chief financial officer of the combined company, the combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired.

Material U.S. Federal Income Tax Consequences of the Merger (see page 210)

As discussed in detail in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” AlloVir and Kalaris intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Since the AlloVir stockholders will not sell, exchange or dispose of any shares of AlloVir common stock as a result of the merger, there will be no material U.S. federal income tax consequences to AlloVir stockholders as a result of the merger.

In general, and subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” if the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to a U.S. holder of Kalaris capital stock will be as follows:

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such Kalaris stockholder will not recognize gain or loss upon the exchange of Kalaris capital stock for AlloVir common stock pursuant to the merger agreement, except with respect to cash received in lieu of a fractional share of AlloVir common stock;

•

such Kalaris stockholder’s aggregate tax basis for the shares of AlloVir common stock received in the merger will equal the stockholder’s aggregate tax basis in the shares of Kalaris capital stock surrendered in the merger reduced by the basis allocable to any fractional share of AlloVir common stock for which cash is received; and

•

the holding period of the shares of AlloVir common stock received by such Kalaris stockholder in the merger will include the holding period of the shares of Kalaris capital stock surrendered in exchange therefor.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of Kalaris capital stock would recognize gain or loss upon the exchange of shares of Kalaris capital stock for AlloVir common stock in the merger equal to the difference between the fair market value of the shares of AlloVir common stock received in exchange for the shares of Kalaris capital stock (plus any cash received in lieu of a fractional share) and such Kalaris stockholder’s adjusted tax basis in the shares of Kalaris capital stock surrendered. Determining the actual tax consequences of the merger to a Kalaris stockholder may be complex and will depend on the facts of such Kalaris stockholder’s own situation.

Risk Factors (see page 26)

Both AlloVir and Kalaris are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger:

Both AlloVir and Kalaris are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

•

The exchange ratio set forth in the merger agreement is not adjustable based on the market price of AlloVir common stock (as the exchange ratio depends on AlloVir’s net cash at the closing of the merger and not the market price of AlloVir common stock), so the merger consideration at the closing of the merger may have a greater or lesser value than at the time the merger agreement was signed.

•

Failure to complete the merger may result in either Kalaris or AlloVir paying a termination fee to the other party and could harm the common stock price of AlloVir and the future business and operations of each company.

•

Some of AlloVir’s directors and executive officers and those of Kalaris have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

•	AlloVir’s stockholders and Kalaris’ stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

•	If the merger is not completed, AlloVir’s stock price may decline significantly.

Risks Related to AlloVir:

•	AlloVir may not be successful in consummating the merger.

•

If the merger is not completed, AlloVir’s board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to AlloVir’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

•

AlloVir is a clinical-stage cell therapy company and it has incurred net losses since its inception. AlloVir anticipates that it will continue to incur significant losses for the foreseeable future, and may never achieve or maintain profitability.

•

If AlloVir is unable to obtain and maintain sufficient intellectual property protection for its product candidates and manufacturing process, or if the scope of the intellectual property protection is not sufficiently broad, AlloVir’s ability to commercialize its product candidates successfully and to compete effectively may be adversely affected.

•

AlloVir will need substantial additional funding, and if it is unable to raise capital when needed, it could be forced to delay, reduce or eliminate its product discovery and development programs or commercialization efforts.

•	The trading price of AlloVir’s common stock may be volatile.

Risks Related to Kalaris:

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Kalaris has incurred significant losses since its inception. Kalaris expects to continue to incur significant expenses and operating losses for the foreseeable future, and may never achieve or maintain profitability.

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Kalaris is heavily dependent on the success of its lead product candidate, TH103, which will require significant clinical testing before Kalaris can seek marketing approval and potentially generate commercial sales. If TH103 does not receive marketing approval or is not successfully commercialized, or if there is significant delay in doing so, Kalaris’ business will be harmed.

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Kalaris will need substantial additional funding for its continuing operations. If Kalaris is unable to raise capital when needed or on acceptable terms, Kalaris could be forced to delay, reduce or eliminate its product development programs or commercialization efforts.

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Kalaris is early in its development efforts. If Kalaris is unable to commercialize TH103 or any product candidate it may develop or experiences significant delays in doing so, Kalaris’ business will be materially harmed.

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Even if TH103 or any other product candidate Kalaris may develop receives marketing approval, Kalaris may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for any of Kalaris’ product candidates, if approved, may be smaller than it estimates.

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Kalaris relies, and expects to continue to rely, on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, which may prevent or delay Kalaris’ ability to seek or obtain marketing approval for or commercialize its product candidates or otherwise harm its business. If Kalaris is not able to maintain these third-party relationships or if these arrangements are terminated, Kalaris may have to alter its development and commercialization plans and its business could be adversely affected.

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If Kalaris is unable to obtain and maintain sufficient intellectual property protection for its technology, its product candidates, and product candidates Kalaris may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, Kalaris’ competitors or other third parties could develop and commercialize products similar or identical to Kalaris’, and Kalaris ability to successfully develop and, if approved, commercialize its product candidates may be adversely affected.

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Kalaris has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its financial statements.

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Even if Kalaris completes the necessary preclinical studies and clinical trials for its product candidates, the regulatory approval process is expensive, time-consuming and uncertain and Kalaris may not receive approvals for the commercialization of some or all of its product candidates in a timely manner, or at all.

Risks Related to the Ownership of the Common Stock of the Combined Company:

•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the combined company’s common stock may drop following the merger.

•	Following the merger, the combined company may be unable to integrate successfully the businesses of AlloVir and Kalaris and realize the anticipated benefits of the merger.

•	The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

•	An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

•

After completion of the merger, the combined company’s executive officers, directors and principal stockholder, Samsara LP, will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

•

Samsara LP, Kalaris’ principal stockholder, beneficially owns greater than 50% of Kalaris’ outstanding shares of capital stock and is expected to own greater than 50% of the combined company’s common stock following the closing of the merger, which will cause the combined company to be deemed a “controlled company” under the rules of Nasdaq. As a result, the combined company intends to rely on exemptions from certain corporate governance requirements under Nasdaq listing standards afforded to a “controlled company”. Such reliance may result in stockholders of the combined company not having the same protections afforded to stockholders of companies that are subject to all of the corporate governance standards of Nasdaq.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. AlloVir and Kalaris both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 210)

Under the merger agreement, completion of the merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). AlloVir and Kalaris have agreed to use their respective commercially reasonable efforts to achieve expiration or termination of the waiting periods under the HSR Act and to obtain any other required government clearances or approvals under any federal, state or foreign antitrust laws. Under the merger agreement, the merger cannot be completed until the waiting period (and extensions thereof, if any), applicable to the merger under the HSR Act has expired or otherwise been terminated. AlloVir and Samsara LP filed their joint HSR Act notification on November 22, 2024. The initial waiting period under the HSR Act expired at 11:59 p.m., Eastern Time, on December 23, 2024. AlloVir and Kalaris do not currently expect that any other clearance, approval or consent would be required under any other applicable antitrust law in connection with the merger.

Nasdaq Stock Market Listing (see page 213)

AlloVir filed an initial listing application for the combined company common stock with Nasdaq on January 14, 2025. If such application is accepted, AlloVir anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “KLRS.” It is a condition of the consummation of the merger that AlloVir obtains approval of the listing of the combined company on Nasdaq, but there can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the merger agreement is not expected to be waived by the applicable parties.

Anticipated Accounting Treatment (see page 214)

The merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Kalaris will be deemed to be the accounting acquirer for financing reporting purposes. This determination was primarily based on the expectations that, immediately following the merger: (1) Kalaris’ stockholders will own a substantial majority of the voting rights of the combined company inclusive of Samsara LP as a legacy stockholder of Kalaris holding a majority of the voting rights of the combined company; (2) Kalaris will designate a majority of the initial members of the board of directors of the combined company; and (3) other than with respect to the combined company’s chief financial officer, for which AlloVir and Kalaris have commenced a search for a qualified candidate, Kalaris’ senior management (which are determined by the board of directors of the combined company) will hold all key positions in senior management of the combined company. The combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired. For accounting purposes, the merger will be treated as the equivalent of Kalaris issuing stock to acquire the net assets of AlloVir. Following the closing of the merger, the net assets of AlloVir will be recorded at their acquisition-date fair value in the financial statements of Kalaris and the reported operating results prior to the merger will be those of Kalaris. See the section titled “Unaudited Pro Forma Condensed Combined Financial Data” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 214)

Holders of AlloVir common stock are not entitled to appraisal rights in connection with the merger under Delaware law. Holders of Kalaris capital stock are entitled to appraisal rights in connection with the merger under Delaware law.

Comparison of Stockholder Rights (see page 431)

Both AlloVir and Kalaris are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (the “DGCL”). If the merger is completed, Kalaris stockholders will become AlloVir stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of AlloVir and the AlloVir charter, as may be further amended by the 2020 plan amendment proposal, if approved by the AlloVir stockholders at the AlloVir special meeting. The rights of AlloVir stockholders contained in the AlloVir charter, and amended and restated bylaws, as amended, of AlloVir differ from the rights of Kalaris stockholders under the amended and restated certificate of incorporation, as amended, and amended and restated bylaws of Kalaris, as more fully described under the section titled “Comparison of Rights of Holders of AlloVir Capital Stock and Kalaris Capital Stock” beginning on page 432 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The AlloVir common stock is currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “ALVR.”

The closing price of the AlloVir common stock on November 6, 2024, the last day of trading prior to the announcement of the merger, as reported on Nasdaq, was $1.01 per share (or $23.23 as adjusted to give effect to the reverse stock split).

Because the market price of the AlloVir common stock is subject to fluctuation, the market value of the shares of the Kalaris common stock that the AlloVir stockholders will be entitled to receive in the merger may increase or decrease.

Assuming approval of the Nasdaq stock issuance proposal by AlloVir stockholders at the AlloVir special meeting and successful application for initial listing with Nasdaq, following the consummation of the merger, the AlloVir common stock is expected to trade on Nasdaq under AlloVir’s new name, “Kalaris Therapeutics, Inc.,” and new trading symbol “KLRS.”

As of January 30, 2025, the record date for the AlloVir special meeting, there were approximately 49 registered holders of record of the AlloVir common stock. As of January 30, 2025, Kalaris had 7 holders of record of Kalaris common stock and 14 holders of record of Kalaris preferred stock. For detailed information regarding the beneficial ownership of certain AlloVir and Kalaris stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of AlloVir” and “Principal Stockholders of Kalaris”.

Dividends

AlloVir has never declared or paid any cash dividends on the AlloVir common stock and does not anticipate paying cash dividends on the AlloVir common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant. Kalaris has never paid or declared any cash dividends on the Kalaris capital stock. If the merger does not occur, Kalaris does not anticipate paying any cash dividends on the Kalaris capital stock in the foreseeable future, and Kalaris intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Kalaris board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Kalaris board of directors deems relevant.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of AlloVir common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about AlloVir set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which is filed with the Securities and Exchange Commission, or the SEC, as updated by its Quarterly Reports on Form 10-Q. Please see the section titled “Where You Can Find More Information” beginning on page 451 of this proxy statement/prospectus for further information.

Risks Related to the Merger

The exchange ratio set forth in the merger agreement is not adjustable based on the market price of AlloVir’s common stock, so the merger consideration at the closing of the merger may have a greater or lesser value than at the time the merger agreement was signed.

The exchange ratio set forth in the merger agreement assumes (a) a valuation of $116 million, which is subject to adjustment to the extent AlloVir’s net cash at closing of the Merger is above or below $100 million by more than $1 million, in which case AlloVir’s valuation will be adjusted on a dollar-for-dollar basis by the difference of (i) AlloVir’s net cash at closing of the merger and (ii) $100 million, and (b) a valuation for Kalaris of $347 million. Applying the exchange ratio formula in the merger agreement, the former Kalaris securityholders immediately before the merger are expected to own approximately 75.34% of the combined company immediately following the merger, and AlloVir’s stockholders immediately before the merger are expected to own approximately 24.66% of the combined company immediately following the merger, in each case, subject to certain assumptions detailed in the merger agreement. Under certain circumstances further described in the merger agreement, however, these ownership percentages may be adjusted upward or downward based on AlloVir’s cash levels at the closing of the merger, and as a result, either AlloVir’s stockholders or Kalaris’ stockholders could own less of the combined company than expected.

Any changes in the market price of AlloVir’s common stock before the completion of the merger will not affect the number of shares of AlloVir’s common stock issuable to Kalaris’ stockholders pursuant to the merger agreement. Therefore, if before the completion of the merger the market price of AlloVir’s common stock declines from the market price on the date of the merger agreement, then Kalaris’ stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the merger agreement. Similarly, if before the completion of the merger the market price of AlloVir’s common stock increases from the market price of AlloVir’s common stock on the date of the merger agreement, then Kalaris’ stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the merger agreement. The merger agreement does not include a price-based termination right.

The merger may fail to qualify as a “reorganization” for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Kalaris stockholders in respect of their Kalaris capital stock.

AlloVir and Kalaris intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus. In the event that the merger does not qualify as a “reorganization,” the merger would result in taxable gain or loss for each Kalaris stockholder, with the amount of such gain or loss determined by the amount that each Kalaris stockholder’s adjusted tax basis in the Kalaris capital stock surrendered is less or more than the fair market value of the AlloVir common stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of Kalaris capital stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the merger.

Failure to complete the merger may result in either Kalaris or AlloVir paying a termination fee to the other party, and could harm AlloVir’s common stock price and future business and operations of each company.

If the merger is not completed, AlloVir and Kalaris are subject to the following risks:

•

if the merger agreement is terminated under specified circumstances, AlloVir could be required to pay Kalaris a termination fee of $3.48 million, or Kalaris could be required to pay AlloVir a termination fee of $10.41 million;

•	the price of AlloVir’s common stock may decline and could fluctuate significantly; and

•	substantial costs related to the merger may be incurred by either party, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the merger is not completed.

If the merger agreement is terminated and the respective board of directors of Kalaris or AlloVir determines to seek another business combination, there can be no assurance that either AlloVir or Kalaris will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

If the conditions to the merger are not satisfied or waived, the merger may not occur.

Even if the merger, and the transactions contemplated thereby, is approved by the stockholders of AlloVir, including approval by the AlloVir stockholders of the Nasdaq stock issuance proposal at the AlloVir special meeting, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the merger. These conditions are set forth in the merger agreement and each material condition to the completion of the merger is described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 235 of this proxy statement/prospectus. AlloVir and Kalaris cannot assure you that all of the conditions to the consummation of the merger will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or the closing may be delayed.

It is a condition of the consummation of the merger that the combined company’s stock is approved for listing on Nasdaq, but such condition can be waived by AlloVir and Kalaris. If Nasdaq determines to delist the common stock of AlloVir, AlloVir and Kalaris have not made a determination as to whether or not to waive this condition, and they could decide to waive this condition and complete the merger in such circumstance. Accordingly, there can be no assurance such listing condition will be met and, at the time you are asked to vote on the merger, you will have no assurance that the common stock of the combined company will be listed on Nasdaq following the completion of the merger.

If AlloVir and Kalaris agree to waive the requirement that the Nasdaq application be accepted for listing prior to the consummation of the merger, and their respective boards of directors determine to proceed with the closing of the merger, Nasdaq may notify the combined company of its determination to delist the combined company’s securities based upon the failure to satisfy the initial inclusion criteria. The combined company may appeal the determination to a hearings panel, which will stay the delisting action pending a panel decision. If the combined company does not appeal the determination, its common stock will be delisted. Any potential suspension of the shares of common stock from Nasdaq would likely result in decreased liquidity and increased volatility for the combined company’s common stock and would adversely affect the combined company’s ability to raise additional capital or to enter into strategic transactions. Any potential suspension of the shares of common stock from Nasdaq would also make it more difficult for stockholders to sell the combined company’s common stock in the public market.

The issuance of AlloVir common stock to Kalaris stockholders pursuant to the merger agreement and the resulting change in control from the merger must be approved by AlloVir stockholders, and the merger agreement and the transactions contemplated thereby must be approved by Kalaris stockholders. Failure to obtain these approvals would prevent the closing of the merger.

Before the merger can be completed, the AlloVir stockholders must approve, among other things, the issuance of AlloVir common stock to Kalaris stockholders pursuant to the merger agreement and the resulting change in control from the merger, and Kalaris stockholders must adopt the merger agreement and approve the merger the related transactions. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the merger. Any delay in completing the merger may materially adversely affect the timing and benefits that are expected to be achieved from the merger.

The merger may be completed even though certain events occur prior to the closing of the merger that materially and adversely affect AlloVir or Kalaris.

The merger agreement provides that either AlloVir or Kalaris can refuse to complete the merger if there is a material adverse effect affecting the other party between the date of the merger agreement and the closing of the merger. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on AlloVir or Kalaris, including:

•

changes or conditions generally affecting the industries in which AlloVir or Kalaris operates, as applicable, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States;

•	the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic);

•	changes in, or any compliance with or action taken for the purpose of complying with, any law or U.S. GAAP, or changes in the interpretation or enforcement thereof;

•	the public announcement or pendency of the merger agreement or the transactions contemplated thereby;

•

with respect to any product or product candidate of AlloVir or Kalaris, as applicable, the request of the U.S. Food and Drug Administration (“FDA”) to refile, amend, or temporarily delay making any regulatory application or filing related to such product or product candidate or the protocol for any clinical trial relating to such product or product candidate;

•

with respect to any product or product candidate of the AlloVir or Kalaris, as applicable, during the pendency of any clinical trial relating to such product or product candidate, (i) a reduction in or maintenance of dose level following dose escalation or (ii) the expansion of a cohort in such clinical trial following an adverse event, in either case, as would not reasonably be expected to result in the termination of, or a delay of, three months or more in dosing patients in such product or product candidate at the dose level or the next lower dose level than where the adverse event occurred; or

•

any specific action taken (or omitted to be taken) by AlloVir or Kalaris, as applicable, at or with the express written consent of the other party (which shall include any action taken (or omitted to be taken) that is expressly required to be taken by the merger agreement).

If adverse changes occur and AlloVir and Kalaris still complete the merger, the market price of the combined company’s common stock may suffer. This in turn may reduce the value of the merger to the AlloVir stockholders, Kalaris stockholders or both.

Some of AlloVir’s directors and executive officers and those of Kalaris have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.

AlloVir’s directors and executive officers and those of Kalaris may have interests in the merger that are different from, or in addition to, the interests of AlloVir’s other stockholders generally.

These interests with respect to AlloVir’s directors and executive officers may include, among others, acceleration of stock option or restricted stock unit vesting, transaction bonus payments, severance payments if employment is terminated in a qualifying termination in connection with the merger and rights to continued indemnification, expense advancement and insurance coverage. These interests with respect to the Kalaris directors and executive officers may include, among others, certain of Kalaris’ directors and executive officers have options, subject to vesting, to purchase shares of Kalaris common stock which, after the effective time of the merger, will be converted into and become options to purchase shares of the common stock of the combined company; Kalaris’ executive officers are expected to continue as executive officers of the combined company after the effective time of the merger and may enter into amended employment agreements relating to their service to the combined company; and all of Kalaris’ directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the merger agreement. Further, certain current members of AlloVir’s board of directors and certain current members Kalaris’ board of directors are expected to continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the combined company’s non-employee director compensation policy that is expected to become effectives as of the closing of the Merger.

AlloVir’s board and the Kalaris board were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the merger agreement, approve the merger, and recommend the approval of the merger agreement to AlloVir’s stockholders and Kalaris’ stockholders. These interests, among other factors, may have influenced the directors and executive officers of AlloVir and Kalaris to support or approve the merger.

AlloVir’s stockholders and Kalaris’ stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, AlloVir’s stockholders and Kalaris’ stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

If the merger is not completed, AlloVir’s stock price may decline significantly.

The market price of AlloVir’s common stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of AlloVir’s common stock will likely be volatile based on whether stockholders and other investors believe that AlloVir can complete the merger or otherwise raise additional capital to support AlloVir’s operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, or at all. The volatility of the market price of AlloVir’s common stock has been and may be exacerbated by low trading volume. Additional factors that may cause the market price of AlloVir’s common stock to fluctuate include:

•	the loss of key employees;

•	future sales of its common stock;

•	general and industry-specific economic conditions that may affect its research and development expenditures;

•	the failure to meet industry analyst expectations; and

•	period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of AlloVir common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

The market price of the combined company’s common stock following the merger may decline as a result of the merger.

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons, including if:

•	investors react negatively to the prospects of the combined company’s product candidates, business and financial condition following the merger;

•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

AlloVir’s securityholders and Kalaris’ securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the merger, the current stockholders of AlloVir and the current stockholders of Kalaris will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, AlloVir’s stockholders as of immediately prior to the merger are expected to own approximately 24.66% of the combined company and former Kalaris securityholders are expected to own approximately 75.34% of the combined company. The chief executive officer of Kalaris is expected to serve as the chief executive officer of the combined company following the completion of the merger.

Raising additional capital may cause dilution to the combined company’s stockholders, restrict its operations or require it to relinquish rights to its technologies or product candidates.

Until such time as the combined company, operating as Kalaris, can generate significant revenue from product sales, if ever, Kalaris expects to finance its operations through public or private equity or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that combined company will be successful in obtaining an adequate level of financing to support its business plans when needed on acceptable terms, or at all. To the extent that the combined company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the combined company’s common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting the combined company’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, the combined company may have to relinquish rights to its intellectual property, future revenue streams, research programs, or product candidates, or the combined may have to grant licenses on terms that may not be favorable to the combined company. If the combined company is unable to raise capital as and when needed or on attractive terms, or at all, it may have to significantly delay, reduce or discontinue the development or future commercialization of TH103 or any other of its current or future product candidates.

During the pendency of the merger, AlloVir and Kalaris may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the merger agreement, which could adversely affect their respective business prospects.

Covenants in the merger agreement impede AlloVir’s ability and Kalaris’ ability to make acquisitions during the pendency of the merger, subject to specified exceptions. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the merger agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them.

Certain provisions of the merger agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the merger agreement.

The terms of the merger agreement prohibit each of AlloVir and Kalaris from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances. In addition, if AlloVir terminates the merger agreement under specified circumstances, AlloVir could be required to pay Kalaris a termination fee of $3.48 million, or Kalaris could be required to pay us a termination fee of $10.41 million. This termination fee may discourage third parties from submitting competing proposals to AlloVir, Kalaris or their respective stockholders, and may cause the AlloVir’s or Kalaris’ board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Kalaris’ capital stock makes it difficult to evaluate the fair market value of Kalaris’ capital stock, the value of the AlloVir’s common stock to be issued to Kalaris stockholders may be more or less than the fair market value of Kalaris’ capital stock.

The outstanding capital stock of Kalaris is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Kalaris’ capital stock. Because the percentage of AlloVir’s equity to be issued to Kalaris stockholders was determined based on negotiations between the parties, it is possible that the value of the AlloVir common stock to be issued to Kalaris stockholders will be more or less than the fair market value of Kalaris’ capital stock.

Stockholder litigation could prevent or delay the consummation of the merger or otherwise negatively impact AlloVir’s, Kalaris’ or the combined company’s business, operating results and conditions.

Putative stockholder complaints, including stockholder class action complaints and other complaints may be filed against AlloVir, the AlloVir board of directors, Kalaris, or the Kalaris board of directors in connection with the transactions contemplated by the merger agreement. The outcome of litigation is uncertain, and AlloVir and Kalaris may not be successful in defending against any such future claims. AlloVir and Kalaris could incur significant costs in connection with any such litigation, including costs associated with the indemnification of AlloVir’s and Kalaris’ directors and officers. Lawsuits may be filed against AlloVir, the AlloVir board of directors, Kalaris or the Kalaris board of directors and could delay or prevent the merger, divert the attention of the management teams and employees of AlloVir and Kalaris from day-to-day business and otherwise adversely affect the business and financial condition of AlloVir, Kalaris, or the combined company.

AlloVir’s ability to consummate the merger depends on AlloVir’s ability to retain the employees required to consummate such transaction.

AlloVir’s ability to consummate the merger depends upon AlloVir’s ability to retain the employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In connection with the evaluation of strategic alternatives and in order to extend AlloVir’s resources, AlloVir implemented a reduction in its workforce by approximately 95%, which was primarily completed in the first quarter of 2024 and was substantially completed by April 15, 2024. The merger process is supported by AlloVir’s deep and broad experience at the board of directors, executive management and supporting staff levels. AlloVir’s cash conservation activities may yield unintended consequences, such as attrition beyond AlloVir’s workforce reduction plan and reduced employee morale, which may cause remaining employees to seek alternative employment. AlloVir’s ability to successfully complete the merger depends in large part on AlloVir’s ability to retain certain of AlloVir’s remaining personnel. If AlloVir is unable to successfully retain AlloVir’s remaining personnel, AlloVir is at risk of a disruption to the merger process as well as business operations.

Risks Related to AlloVir

AlloVir may not be successful in consummating the merger.

In December 2023, following separate, pre-planned DSMB futility analyses that concluded AlloVir’s studies were unlikely to meet their primary endpoints, AlloVir announced the discontinuation of its multicenter, randomized, double-blind, placebo-controlled (i) Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant and (ii) Phase 3 trials of posoleucel – one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection – both after allogeneic hematopoietic cell transplant. In December 2023, AlloVir announced that it was undertaking a comprehensive review of its Phase 3 trials and strategic alternatives focused on maximizing shareholder value, which may include but are not limited to, the merger with Kalaris, or an alternative transaction or liquidation. AlloVir has and expects to continue to devote substantial time and resources to exploring strategic alternatives that AlloVir’s board of directors believes will maximize stockholder value. There can be no assurances that the merger will be successfully consummated or lead to increased stockholder value or that AlloVir will make any additional cash distributions to its stockholders.

The process of completing the merger may be very costly, time-consuming and complex and AlloVir has incurred, and may in the future incur, significant costs related to the merger, including legal and accounting fees and expenses and other related charges. AlloVir may also incur additional unanticipated expenses in connection with the merger, which will be incurred regardless of whether the merger is completed. These expenses will decrease the remaining cash available for use in AlloVir’s business.

AlloVir is not currently pursuing further clinical development of its product candidates. Resuming the development of AlloVir’s product candidates and any potential commercialization would require substantial additional cash to fund the costs associated with conducting the necessary preclinical and clinical testing and obtaining regulatory approval. Consequently, if the merger is completed, Kalaris may choose not to spend additional resources to continue development of AlloVir’s product candidates and may attribute little or no value in the merger to AlloVir’s product candidates. The merger could have a variety of negative consequences, or yield unexpected results that adversely affects AlloVir’s business and decreases the remaining cash available for use in AlloVir’s business or the execution of AlloVir’s strategic plan. The completion of the merger is dependent on a number of factors that may be beyond AlloVir’s control, including, among other things, market conditions, industry trends and obtaining stockholder approval. Any failure of the merger could significantly impair AlloVir’s ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to AlloVir’s stockholders.

If the merger is not completed in a timely fashion, this may cause reputational harm with AlloVir’s stockholders and the value of AlloVir’s securities may be adversely impacted. In addition, speculation regarding the completion of the merger and perceived uncertainties related to AlloVir’s future could cause AlloVir’s stock price to fluctuate significantly.

If AlloVir is successful in completing the merger, AlloVir may be exposed to other operational and financial risks.

Although there can be no assurance that the merger will be completed, the negotiation and consummation of the merger will require significant time on the part of AlloVir’s management, and the diversion of management’s attention may disrupt AlloVir’s business.

The negotiation and consummation of the merger may also require more time or greater cash resources than AlloVir anticipates and exposes AlloVir to other operational and financial risks, including:

•	increased near-term and long-term expenditures;

•	exposure to unknown liabilities;

•	higher than expected acquisition or integration costs;

•	incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

•	write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges;

•	increased amortization expenses;

•	inability to retain key employees to complete the merger; and

•	possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on AlloVir’s business, financial condition and prospects.

If the merger is not completed, AlloVir’s board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to AlloVir’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.

If the merger is not completed, AlloVir’s board of directors may decide to pursue a dissolution and liquidation. In such an event, the amount of cash available for distribution to AlloVir’s stockholders will depend heavily on the timing of such decision and, with the passage of time the amount of cash available for distribution will be reduced as AlloVir continues to fund AlloVir’s operations. In addition, if AlloVir’s board of directors were to approve and recommend, and AlloVir’s stockholders were to approve, a dissolution and liquidation, AlloVir would be required under Delaware corporate law to pay AlloVir’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to its stockholders. As a result of this requirement, a portion of AlloVir’s assets may need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain. In addition, AlloVir may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, AlloVir’s board of directors, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of AlloVir’s common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up.

AlloVir’s cash preservation activities, including the workforce reduction plan, may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt AlloVir’s business.

In first quarter of 2024, AlloVir implemented its workforce reduction plan. In connection with the workforce reduction plan, AlloVir incurred costs of approximately $13 million, which are primarily one-time severance benefits. AlloVir may not realize, in full or in part, the anticipated benefits, savings and improvements in AlloVir’s cost structure from AlloVir’s restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If AlloVir is unable to realize the expected operational efficiencies and cost savings from the restructuring, AlloVir’s operating results and financial condition would be adversely affected. Furthermore, AlloVir’s workforce reduction plan may be disruptive to AlloVir’s operations. For example, headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing AlloVir’s business strategy, including retention of remaining employees.

Due to AlloVir’s limited resources, AlloVir may not be able to effectively manage AlloVir’s operations, which may result in weaknesses in AlloVir’s infrastructure, risks that AlloVir may not be able to comply with legal and regulatory requirements, and loss of employees and reduced productivity among remaining employees. For example, AlloVir’s limited resources and workforce reduction may negatively impact efforts to winddown AlloVir’s clinical trial activities or expose AlloVir to cybersecurity risks, which could result in unexpected costs and expenses and have a material adverse effect on AlloVir’s business, financial condition and prospects.

AlloVir may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm AlloVir’s business, and insurance coverage may not be sufficient to cover all costs and damages.

In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as a merger, or the announcement of negative events, such as negative results from clinical trials. These events may also result in investigations by the U.S. Securities and Exchange Commission (the “SEC”). AlloVir may be exposed to such litigation in connection with the merger even if no wrongdoing occurred.

Furthermore, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. The market price of AlloVir’s common stock may be volatile, and AlloVir may be the target of this type of litigation in the future.

Litigation is usually expensive and diverts management’s attention and resources from other business concerns, which could adversely affect AlloVir’s business and cash resources and AlloVir’s ability to consummate the merger or the ultimate value AlloVir’s stockholders receive in any such transaction.

Risks Related to AlloVir’s Financial Condition, Capital Needs and Ownership of Its Common Stock if the Merger is Not Completed

Risks Related to Financial Condition

AlloVir is a clinical-stage cell therapy company and it has incurred net losses since its inception. AlloVir anticipates that it will continue to incur significant losses for the foreseeable future, and may never achieve or maintain profitability.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. AlloVir has no products approved for commercial sale and has not generated any revenue from product sales to date, and it will continue to incur significant research and development and other expenses related to its clinical development and ongoing operations. As a result, AlloVir is not profitable and has incurred losses in each period since its inception. Since AlloVir’s inception, it has devoted substantially all of its financial resources and efforts to research and development, including preclinical studies and its clinical trials. AlloVir’s financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on AlloVir’s stockholders’ equity and working capital. AlloVir’s net losses were $190.4 million and $168.7 million for the years ended December 31, 2023 and 2022, respectively. As of September 30, 2024, AlloVir had an accumulated deficit of $696.7 million. AlloVir expects to continue to incur significant losses for the foreseeable future, and it expects these losses to increase as it continues its research and development of, and seek regulatory approvals for, its product candidates.

AlloVir anticipates that its expenses will increase substantially if and as it:

•	resumes clinical trials for its lead product candidate, posoleucel, for its initial and potential additional indications;

•

initiates and continues research, preclinical and clinical development efforts for its additional product candidates, including ALVR106 and ALVR107 and any future product candidates AlloVir may develop;

•	seeks to identify additional product candidates;

•	seeks regulatory approvals for posoleucel or any other product candidates that successfully complete clinical development, should it resume development of its product candidates;

•	adds operational, financial and management information systems and personnel, including personnel to help it comply with its obligations as a public company;

•	hires and retains additional personnel, such as clinical, quality control, scientific, commercial and administrative personnel, to support its product candidate development;

•	maintains, expands and protects its intellectual property portfolio;

•

establishes sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure in the future to commercialize any product candidates for which it may obtain regulatory approval;

•	adds equipment and physical infrastructure to support its research and development; and

•	acquires or in-license other product candidates and technologies.

AlloVir’s expenses could increase beyond its expectations if it is required by the FDA or other regulatory authorities to perform clinical trials in addition to those that it currently expects, if there are any delays in establishing appropriate manufacturing arrangements for its product candidates, or if it experiences delays in the completion of its clinical trials or the development of any of its product candidates for any reason.

AlloVir has a limited operating history, which may make it difficult to evaluate the success of its business to date and to assess its future viability.

AlloVir was formed in August 2013. Since inception, AlloVir has devoted substantially all of its resources on raising capital, organizing and staffing its company, business planning, conducting discovery and research activities, acquiring or discovering product candidates, establishing and protecting its intellectual property portfolio, developing and progressing posoleucel, ALVR106, and other product candidates and preparing for clinical trials and establishing arrangements with third parties for the manufacture of initial quantities of its product candidates and component materials. AlloVir has financed its operations primarily through private placements of its preferred stock, its initial public offering (“IPO”), in August 2020, its registered direct offering in July 2022 and its public offering in June 2023. AlloVir has not yet demonstrated its ability to successfully complete any Phase 3 clinical trials, obtain regulatory approval, consistently manufacture a commercial scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for the successful commercialization of any of its product candidates. In addition, the allogeneic, off-the-shelf, multi-virus specific T approach of AlloVir’s cell therapies is new and largely unproven. Any predictions about AlloVir’s future success, performance or viability, particularly in view of the rapidly evolving immunotherapy field, may not be accurate given its limited operating history and lack of approved products.

In addition, given AlloVir’s limited operating history, it may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. AlloVir will need to transition from a company with a research and development focus to a company capable of supporting commercial activities and may not be successful in such a transition. AlloVir expects its financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond its control. Accordingly, AlloVir’s financial results for any quarterly or annual periods may not be indicative of future operating performance.

Risks Related to Capital Needs

AlloVir will need substantial additional funding, and if it is unable to raise capital when needed, it could be forced to delay, reduce or eliminate its product discovery and development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Should AlloVir resume development of its product candidates, it would expect to spend substantial amounts of capital on the preclinical and clinical development of its current and future programs. If AlloVir is able to gain marketing approval for any product candidate it develops, including for any indication for which it is developing or may develop posoleucel, it will require substantial additional funding in order to launch and commercialize such product candidates, to the extent that such launch and commercialization are not the responsibility of a collaborator that it may contract with in the future. In addition, other unanticipated costs may arise in the course of its development efforts. Under the terms of its license agreements with each of its partners, including Baylor College of Medicine (“BCM”), it is obligated to make payments upon the achievement of certain development, regulatory and commercial milestones. Because the design and outcome of AlloVir’s planned and anticipated clinical trials is highly uncertain, it cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidate it develops. Additionally, any delays due to changes in federal, state, or local laws and regulations or clinical site policies could impact the timing and cost of the development of AlloVir’s product candidates.

Should AlloVir resume the development of its product candidates, its future capital requirements depend on many factors, including:

•

the scope, progress, results and costs of researching and developing posoleucel for its initial and potential additional indications, as well as ALVR106 and other product candidates it may develop, including other effects on its development programs;

•

the timing of, and the costs involved in, developing manufacturing and distribution processes and obtaining marketing approvals for posoleucel for its initial and potential additional indications, and ALVR106 other product candidates it may develop;

•

if approved, the costs of commercialization activities for posoleucel for any approved indications, or ALVR106 or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of a collaborator that it may contract with in the future, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of regulatory approval, revenue, if any, received from commercial sales of posoleucel for any approved indications or ALVR106 or any other product candidates;

•	the extent to which it in-licenses or acquires rights to other products, product candidates or technologies;

•	its headcount growth and associated costs as it expands its research and development, increases its office space, and establishes a commercial infrastructure;

•

the costs of preparing, filing and prosecuting patent applications, maintaining and protecting its intellectual property rights, including enforcing and defending intellectual property related claims; and

•	the ongoing costs of operating as a public company.

AlloVir had cash, cash equivalents and short-term investments of $121.9 million as of September 30, 2024. AlloVir cannot be certain that additional funding will be available on acceptable terms, or at all. AlloVir has no committed source of additional capital and if it is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or other research and development initiatives. Any of AlloVir’s current or future license agreements may also be terminated if it is unable to meet the payment or other obligations under the agreements.

AlloVir believes that its existing cash, cash equivalents and short-term investments, will enable it to fund its operating expenses and capital expenditure requirements through at least twelve months following the issuance of these financial statements. This estimate may prove to be wrong, and AlloVir could use its available capital resources earlier than it currently expects. Further, changing circumstances, some of which may be beyond AlloVir’s control, could cause it to consume capital significantly faster than it currently anticipates, and it may need to seek additional funds earlier than planned.

Risks Related to AlloVir’s Business and Commercialization if the Merger is Not Completed

Risks Related to Sales, Marketing and Competition

AlloVir faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.

AlloVir faces competition from numerous pharmaceutical and biotechnology enterprises, as well as from academic institutions, government agencies and private and public research institutions. AlloVir’s commercial opportunities will be significantly impacted if its competitors develop and commercialize products that are safer, more effective, have fewer side effects, are less expensive or obtain more significant acceptance in the market than any product candidates that AlloVir develops. Additionally, AlloVir’s commercial opportunities will be significantly impacted if novel upstream products or changes in treatment protocols reduce the overall incidence or prevalence of diseases in its current or future target population. Competition could result in reduced sales and pricing pressure on AlloVir’s product candidates, if approved by applicable regulatory authorities. In addition, significant delays in the development of AlloVir’s product candidates could allow its competitors to bring products to market before it and impair any ability to commercialize its product candidates.

While there are currently no FDA- or EMA-approved drugs for AlloVir’s indications (other than for COVID-19), many of the approved or commonly used drugs and therapies for its current or future target diseases, including letermovir, cidofovir, ganciclovir, valganciclovir, foscarnet, oseltamivir, zanamivir, baloxavir, ribavirin, tenofovir, and entecavir, are well established and are widely accepted by physicians, patients and third-party payors. Some of these drugs are branded and subject to patent protection, and other drugs and nutritional supplements are available on a generic basis. Insurers and other third-party payors may encourage the use of generic products or specific branded products. AlloVir expects that, if any of its product candidates are approved, they will be priced at a significant premium over competitive generic products. Absent differentiated and compelling clinical evidence, pricing premiums may impede the adoption of AlloVir’s products over currently approved or commonly used therapies, which may adversely impact its business. In addition, many companies are developing new therapeutics, and AlloVir cannot predict what the standard of care will become as its products continue in clinical development.

Many of AlloVir’s competitors or potential competitors have significantly greater market presence, financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining regulatory approvals and marketing approved products than it does, and as a result may have a competitive advantage over it. Smaller or early-stage companies may also prove to be significant competitors, including through collaborative arrangements or mergers with large and established companies. These third parties compete with AlloVir in recruiting and retaining qualified scientific, commercial and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to its programs or advantageous to its business.

As a result of these factors, these competitors may obtain regulatory approval of their products before AlloVir is able to, which will limit its ability to develop or commercialize its product candidates. AlloVir’s competitors may also develop drugs that are safer, more effective, more widely used and cheaper than its, and may also be more successful than it in manufacturing and marketing their products. These appreciable advantages could render AlloVir’s product candidates obsolete or noncompetitive before it can recover the expenses of development and commercialization.

If AlloVir is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its product candidates, it may be unable to generate any revenue.

AlloVir is at any early stage of establishing an organization that will be responsible for the sale, marketing and distribution of pharmaceutical products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved by the FDA and comparable foreign regulatory authorities, AlloVir must build its sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. There are significant risks involved in building and managing a sales organization, including AlloVir’s ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of AlloVir’s internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. AlloVir may be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without a sufficiently scaled, appropriately timed and trained internal commercial organization or the support of a third party to perform sales and marketing functions, AlloVir may be unable to compete successfully against these more established companies.

The incidence and prevalence of the target patient population for posoleucel are based on estimates and third-party sources. If the market opportunity for posoleucel or AlloVir’s other product candidates is smaller than it estimates or if any approval that it obtains is based on a narrower definition of the patient population, its revenue and ability to achieve profitability might be materially and adversely affected.

Periodically, AlloVir makes estimates regarding the incidence and prevalence of target patient populations based on various third-party sources and internally generated analysis. These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunity for posoleucel will depend on, among other things, acceptance of posoleucel by the medical community and patient access, drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with posoleucel, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm AlloVir’s business, financial condition, results of operations and prospects.

AlloVir has received Regenerative Medicine Advanced Therapy (“RMAT”) designation for the treatment of HC caused by BKV in adults and children following allogeneic HCT, adenovirus (AdV) infection following allogenic hematopoietic stem cell transplant (allo-HCT) and for the prevention of clinically significant infections and disease from six devastating viruses that commonly impact high-risk adult and pediatric patients following allo-HCT - adenovirus (AdV), BK virus (BKV), cytomegalovirus (CMV), Epstein-Barr virus (EBV), human herpes virus-6 (HHV-6) and JC virus (JCV), and received eligibility for the PRIME scheme from the EMA for the treatment of serious infections with BKV, CMV, AdV, EBV and HHV-6 in HCT patients, for posoleucel. These designations may not lead to a faster development or regulatory review or approval process, and will not increase the likelihood that such product candidates will receive marketing approval.

AlloVir has received RMAT designation from the FDA for posoleucel for the treatment of HC caused by BKV in adults and children following allo-HCT, for the treatment of AdV infection following allo-HCT, and for the prevention of clinically significant infections and end-organ diseases from AdV, BKV, CMV, EBV, HHV-6 and JCV in children and adults following allo-HCT. AlloVir has also received PRIME designation from the EMA for the treatment of serious infections with BKV, CMV, AdV, EBV and/or HHV-6 in HCT patients.

A company may request RMAT designation of its product candidate, which designation may be granted if the product meets the following criteria: (1) it is a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and potential eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites post-approval, if appropriate. RMAT-designated products that receive accelerated approval may, as appropriate, fulfill their post-approval requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence (such as electronic health records); through the collection of larger confirmatory data sets; or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. Should AlloVir resume development of its product candidates, there can be no assurance that the FDA would allow any of the product candidates AlloVir may develop to proceed on an accelerated approval pathway, and even if the FDA did allow such pathway, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. Moreover, even if AlloVir received accelerated approval, any post-approval studies required to confirm and verify clinical benefit may not show such benefit, which could lead to withdrawal of any approvals AlloVir has obtained. Receiving accelerated approval does not assure that the product’s accelerated approval will eventually be converted to a traditional approval.

PRIME is a scheme provided by the EMA to enhance support for the development of medicines that target an unmet medical need. To qualify for PRIME, product candidates require early clinical evidence that the therapy has the potential to offer a therapeutic advantage over existing treatments or benefits patients without treatment options. Among the benefits of PRIME are the appointment of a rapporteur to provide continuous support and help build knowledge ahead of a marketing authorization application, early dialogue and scientific advice at key development milestones, and the potential to qualify products for accelerated review earlier in the application process.

RMAT designation and PRIME eligibility do not change the standards for product approval, and there is no assurance that any such designation or eligibility will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the RMAT designation or PRIME eligibility. Additionally, RMAT designation and access to PRIME can each be revoked if the criteria for eligibility cease to be met as clinical data emerges.

Should AlloVir resume development of its product candidates, even if AlloVir’s product candidates receive regulatory approval, it will still face extensive ongoing regulatory requirements and continued regulatory review, which may result in significant additional expense, and its products may still face future development and regulatory difficulties.

Even if AlloVir obtains regulatory approval for a product candidate, it would be subject to ongoing requirements by the FDA and comparable foreign regulatory authorities governing the manufacture, materials and facilities, qualification testing, quality control, further development, labeling, packaging, storage, distribution, post-approval clinical data, adverse event reporting, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-marketing information. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and product listing, as well as continued compliance by AlloVir and/or its contract manufacturing organizations (“CMOs”), and contract research organizations (“CROs”) for any post-approval clinical trials that it conducts. The safety profile of any product will continue to be closely monitored by the FDA and comparable foreign regulatory authorities after approval. If the FDA or comparable foreign regulatory authorities become aware of new safety information after approval of any of AlloVir’s product candidates, they may require labeling changes or establishment of a REMS, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to initial and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices (“cGMP”), Good Clinical Practices (“GCP”), current good tissue practices (“cGTP”), and other regulations. For certain commercial prescription biological products, manufacturers, and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. If AlloVir or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If AlloVir, its product candidates or the manufacturing facilities for its product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to promotional materials or require it to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

•	require it to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend, withdraw or modify regulatory approval;

•	suspend or modify any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or require it to initiate a product recall.

The occurrence of any event or penalty described above may inhibit AlloVir’s ability to successfully commercialize its products.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the U.S. Federal Trade Commission, the Department of Justice (the “DOJ”), the Office of Inspector General of the HHS, state attorneys general, members of the U.S. Congress and the public. Additionally, advertising and promotion of any product candidate that obtains approval outside of the United States will be heavily scrutinized by comparable foreign entities and stakeholders. Violations, including actual or alleged promotion of AlloVir’s products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA or comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties.

The FDA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any current or future product candidate. AlloVir cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If AlloVir is slow or unable to adapt to changes in existing requirements or to the adoption of new requirements or policies, or if AlloVir is not able to maintain regulatory compliance, AlloVir may lose any marketing approval that AlloVir may have obtained. Non-compliance by AlloVir or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

Regulations, guidelines and recommendations published by various government agencies and organizations may affect the use of AlloVir’s product candidates.

Changes to regulations, recommendations or other guidelines advocating alternative therapies for the indications AlloVir treats could result in decreased use of its products, if approved.

Risks Related to Business Development and Commercialization

AlloVir may not successfully identify, acquire, develop or commercialize new potential product candidates.

Part of AlloVir’s business strategy is to expand its product candidate pipeline by identifying and validating new product candidates, which it may develop itself, in-license or otherwise acquire from others. In addition, in the event that AlloVir’s existing product candidates do not receive regulatory approval or are not successfully commercialized, then the success of its business will depend on its ability to expand its product pipeline through in-licensing or other acquisitions. AlloVir may be unable to identify relevant product candidates. If AlloVir does identify such product candidates, it may be unable to reach acceptable terms with any third party from which it desires to in-license or acquire them.

AlloVir’s commercial success depends upon attaining significant market acceptance of its product candidates, if approved, among physicians, patients, healthcare payors and the medical community, including hospitals and outpatient clinics.

Even if AlloVir obtains regulatory approval for any of its product candidates that AlloVir may develop or acquire in the future, the product may not gain market acceptance among physicians, healthcare payors, patients or the medical community that supports its product development efforts, including hospitals and outpatient clinics. Market acceptance of any of AlloVir’s product candidates for which it receives approval depends on a number of factors, including:

•	the efficacy and safety of the product candidates as demonstrated in clinical trials;

•	the clinical indications and patient populations for which the product candidate is approved;

•	acceptance by physicians and patients of the drug as a safe and effective treatment;

•	the administrative and logistical burden of treating patients, including the availability and accessibility of healthcare provider sites for administering infusions to patients;

•	the adoption of novel cellular therapies by physicians, hospitals and third-party payors;

•	the potential and perceived advantages of product candidates over alternative treatments;

•	the safety of product candidates seen in a broader patient group, including its use outside the approved indications;

•	any restrictions on use together with other medications;

•	the prevalence and severity of any side effects;

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	the timing of market introduction of its products as well as competitive products;

•	the development of manufacturing and distribution processes for its product candidates;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement from, and its ability to negotiate pricing with, third-party payors, providers and government authorities;

•	relative convenience and ease of administration; and

•	the effectiveness of its sales and marketing efforts and those of its collaborators.

Even if AlloVir is able to commercialize its product candidates, the products may not receive coverage and adequate reimbursement from third-party payors in the United States and in other countries in which it seeks to commercialize its products, which could harm its business.

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. AlloVir’s ability to commercialize any product successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow AlloVir to establish or maintain pricing sufficient to realize a sufficient return on its investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. For more information regarding the risks related to insurance coverage and reimbursement please see “Business—Government Regulation—Coverage and Reimbursement” in this proxy statement/prospectus.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third-party payors may also seek additional clinical evidence, beyond the data required to obtain regulatory approval, demonstrating clinical benefits and value in specific patient populations before covering AlloVir’s products for those patients. AlloVir cannot be sure that coverage and adequate reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which AlloVir obtains regulatory approval, and ultimately its ability to successfully commercialize any product candidate for which it obtains regulatory approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers AlloVir’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover AlloVir’s costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. AlloVir’s inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

AlloVir must complete clinical testing before it can seek regulatory approval and begin commercialization of any of its product candidates.

There is no guarantee that any of AlloVir’s product candidates will proceed in preclinical or clinical development or achieve regulatory approval. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for AlloVir to address in order to obtain marketing approval as planned or, if at all.

There is no guarantee that the results obtained in current clinical studies or planned Phase 3 clinical trials of posoleucel will be sufficient to obtain regulatory approval or marketing authorization for HC, AdV, prevention or any other indication. Negative results in the development of AlloVir’s lead product candidates may also impact its ability to obtain regulatory approval for its other product candidates, either at all or within anticipated timeframes because, although other product candidates may target different indications, the underlying technology platform, manufacturing process and development process is the same for all of its product candidates. Accordingly, a failure in any one program may affect the ability to obtain regulatory approval to continue or conduct clinical programs for other product candidates.

In addition, because AlloVir has limited financial and personnel resources and are placing significant focus on the development of its lead product candidates, it may forgo or delay pursuit of opportunities with other future product candidates that later prove to have greater commercial potential. AlloVir’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. AlloVir’s spending on current and future research and development programs and other future product candidates for specific indications may not yield any commercially viable future product candidates. If AlloVir does not accurately evaluate the commercial potential or target market for a particular future product candidate, it may relinquish valuable rights to those future product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such future product candidates.

Current and future legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for AlloVir to obtain regulatory approval of and commercialize its product candidates and affect the prices it may obtain.

The regulations that govern, among other things, regulatory approvals, coverage, pricing and reimbursement for new drug products vary widely from country to country. In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay regulatory approval of AlloVir’s product candidates, restrict or regulate post-approval activities and affect its ability to successfully sell any product candidates for which it obtains regulatory approval. The U.S. government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government- paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Additional changes that may affect AlloVir’s business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act Health Information Technology for Economic and Clinical Health Act (“ACA”), and the passage of additional laws and regulations may result in the expansion of new programs, such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program. For more information regarding the risks related to recently enacted and future legislation please see “AlloVir’s Business—Government Regulation—Healthcare Reform” in this proxy statement/prospectus.

AlloVir expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for its drug candidates or additional pricing pressures. AlloVir cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for AlloVir’s product candidates, if it obtains regulatory approval;

•	AlloVir’s ability to set a price that it believes is fair for its approved products;

•	AlloVir’s ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that AlloVir is required to pay; and

•	the availability of capital.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm AlloVir’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for AlloVir’s drugs or put pressure on its drug pricing, which could negatively affect its business, financial condition, results of operations and prospects.

Price controls may be imposed in foreign markets, which may adversely affect AlloVir’s future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, AlloVir, or its collaborators, may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of its product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of AlloVir’s products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, its business could be adversely affected.

AlloVir expects the product candidates it develops will be regulated biologics and therefore they may be subject to competition sooner than anticipated.

The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) was enacted as part of the Affordable Care Act to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when processes intended to implement BPCIA may be fully adopted by the FDA, any of these processes could have a material adverse effect on the future commercial prospects for AlloVir’s biological products.

AlloVir believes that any of the product candidates it develops that is approved in the United States as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider the subject product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

In addition, the approval of a biologic product biosimilar to one of AlloVir’s products could have a material adverse impact on its business as it may be significantly less costly to bring to market and may be priced significantly lower than its products.

AlloVir’s relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which AlloVir obtains regulatory approval. AlloVir’s current and future arrangements with third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it conducts research and would market, sell and distribute its products. As a pharmaceutical company, even though AlloVir does not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to its business. For more information regarding the risks related to these laws and regulations please see “Business—Government Regulation—Other Healthcare Laws and Compliance Requirements” in this proxy statement/prospectus.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Even if precautions are taken, it is possible that governmental authorities will conclude that AlloVir’s business practices could, despite efforts to comply, be subject to challenge under current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If AlloVir’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, AlloVir may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if it becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm and the curtailment or restructuring of its operations. If any of the physicians or other healthcare providers or entities with whom AlloVir expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect its business in an adverse way.

Efforts to ensure that AlloVir’s current and future business arrangements with third parties, and its business generally, continue to comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that AlloVir’s business practices do not comply with any such laws and regulations. If AlloVir’s operations, including its arrangements with physicians and other healthcare providers, are found to be in violation of any such laws or any other governmental regulations that may apply to it, it may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, reputational harm, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, additional reporting requirements, and/or the curtailment or restructuring of its operations, as well as additional reporting obligations oversight if AlloVir becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any physicians or other healthcare providers or entities with whom AlloVir expects to do business are found to not be in compliance with applicable laws, they may be subject to similar penalties.

Changes in and failures to comply with U.S. federal and state and foreign privacy and data protection laws, regulations and standards may adversely affect AlloVir’s business, operations and financial performance.

In the United States, the Health Insurance Portability and Accountability Act (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (the “FTCA”), 15 U.S.C. § 45(a).

In addition, certain states have enacted or proposed comprehensive consumer privacy legislation, such as the California Consumer Privacy Act (“CCPA”), to govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the CCPA created comprehensive individual privacy rights for California consumers (as defined in the law) and placed increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA went into effect on January 1, 2020 and the California State Attorney General became empowered to commence enforcement actions against violators as of July 1, 2020. Further, as of January 1, 2023, the California Privacy Rights Act (the “CPRA”) created additional obligations with respect to processing and storing personal information. The CCPA and similar comprehensive state consumer privacy laws, both proposed and enacted, could increase AlloVir’s potential liability and adversely affect its business. AlloVir will continue to monitor developments related to both enacted and proposed comprehensive state consumer privacy laws, for which AlloVir anticipates additional costs and expenses associated with compliance. In addition to these comprehensive consumer privacy laws, a small number of states have also enacted laws focused on particular aspects of privacy. For example, the state of Washington has enacted a law, which went into effect on March 31, 2024, that regulates the privacy of medical and health related information not subject to HIPAA, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. A small number of states have also passed laws that regulate biometric information.

AlloVir may also be subject to additional privacy restrictions in various foreign jurisdictions around the world in which it operates or process personal information. The collection, use, storage, disclosure, transfer, or other processing of personal information regarding individuals in the European Economic Area (“EEA”), including personal health data, is subject to the General Data Protection Regulation 2016/679 (“EU GDPR”) (regarding individuals in the EEA) and, the UK General Data Protection Regulation (“UK GDPR”) (regarding individuals in the United Kingdom (“UK”)), as well as applicable data protection laws in effect in the Member States of the EEA and in the UK (including the UK Data Protection Act 2018). The EU and UK data protection regimes are independent of each other but remain largely aligned. In this Registration Statement on Form S-4 “GDPR” refers to both the EU GDPR and the UK GDPR, unless specified otherwise, and applies to any company established in the EEA/UK and to companies established outside the EEA/UK that process personal data in connection with the offering of goods or services to data subjects in the EEA/UK or the monitoring of the behavior of data subjects in the EEA/UK. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to having a legal basis for processing personal data, stricter requirements relating to the processing of sensitive data (such as health sensitive data), where required by GDPR obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, requiring data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, in certain circumstances, unless a derogation exists or a valid GDPR transfer mechanism is put in place and transfer impact assessments carried out to assess whether the data importer can ensure sufficient guarantees for safeguarding the personal information under the GDPR. The international transfer obligations under the GDPR will require significant effort and cost and may result in AlloVir needing to make strategic considerations around where EEA and UK personal data is transferred and which service providers AlloVir can utilize for the processing of EEA and UK personal data. Any inability to transfer personal data from the EEA and UK to the United States in compliance with data protection laws may impede AlloVir’s operations and may adversely affect its business and financial position.

The GDPR permits data protection authorities to issue warning letters, mandatory audits, orders to cease/change the use of data, and to impose large penalties for violations of the GDPR, including potential fines of up to

€20 million (£17.5 million for the UK GDPR) or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase AlloVir’s cost of doing business or require it to change its business practices, and despite those efforts, there is a risk that it may be subject to fines and penalties, litigation, and reputational harm in connection with its European activities. Further, the United Kingdom’s decision to leave the EU, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom and there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws between the UK and the EEA. The UK government had introduced the Data Reform Bill into the UK legislative process with the intention for this bill to reform the UK’s data protection regime. The Data Reform Bill failed in the legislative process but may be reintroduced at some point in the future. This may lead to additional compliance costs and could increase AlloVir’s overall risk. In addition, EEA Member States have adopted national laws to implement the EU GDPR that may partially deviate from the EU GDPR and competent authorities in the EEA Member States may interpret the EU GDPR obligations slightly differently from country to country. Therefore, AlloVir does not expect to operate in a uniform legal landscape in the EEA. In addition, various other jurisdictions around the world continue to propose new and/or amended laws that regulate the privacy and/or security of certain types of personal data. Complying with these laws, if enacted, would require significant resources and leave AlloVir vulnerable to possible fines and penalties if AlloVir is unable to comply.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require AlloVir to modify its data processing practices and policies, utilize management’s time and/or divert resources from other initiatives and projects. Any failure or perceived failure by AlloVir to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to its reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject it to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on AlloVir’s business, financial condition, results of operations and prospects.

Artificial intelligence presents risks and challenges that can impact AlloVir’s business including by posing security risks to its confidential information, proprietary information, and personal data.

As the regulatory framework for machine learning technology and AI evolves, it is possible that new laws and regulations will be adopted, or that existing laws and regulations may be interpreted in ways that would affect AlloVir’s business and the ways in which it uses AI and machine learning technology, its financial condition and its results of operations, including as a result of the cost to comply with such laws or regulations. For example, the EU’s Artificial Intelligence Act (the “AI Act”),—the world’s first comprehensive AI law—has entered into force in July 2024 and, with some exceptions, will become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of high-risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If AlloVir develops or uses AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific ethical, accountability, and administrative requirements, some of which may increase its costs and compliance obligations. Further, potential government regulation related to AI use and ethics may also increase the cost of research and development in this area, and failure to properly remediate AI usage or ethics issues may cause public confidence in AI to be undermined, which could slow adoption of AI in AlloVir’s products and services.

If AlloVir, its vendors, or its third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, it may lose valuable intellectual property and confidential information and its reputation and the public perception of the effectiveness of its security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage AlloVir’s reputation, result in the loss of valuable property and information, and adversely impact its business.

Certain of AlloVir’s directors and officers may have actual or potential conflicts of interest because of their positions with ElevateBio.

David Hallal, AlloVir’s Executive Chairman and former Chief Executive Officer, also serves as the Chairman and Chief Executive Officer of ElevateBio, and Vikas Sinha, AlloVir’s Chief Executive Officer, President and Chief Financial Officer, also serves as the Chief Financial Officer of ElevateBio. Morana Jovan-Embiricos, Ph.D., a member of its board of directors, also serves as a director of the board of directors of ElevateBio. In addition, certain of these individuals own equity interests in ElevateBio, which may represent a significant portion of these individuals’ net worth. Although, AlloVir has adopted a written related party transactions policy that such transactions must be approved by its audit committee, their positions at ElevateBio and the ownership of any ElevateBio equity or equity awards creates, or may create the appearance of, conflicts of interest when AlloVir asks these individuals to make decisions that could have different implications for ElevateBio than the decisions have for AlloVir.

Should AlloVir resume development of its product candidates, it may need to grow the size of its organization, and it may experience difficulties in managing this growth.

As of January 15, 2025 AlloVir had 6 employees. If the merger is not consummated and AlloVir resumes development of its product candidates, its development and commercialization plans and strategies develop, and as it continues to operate as a public company, it would expect to need additional managerial, operational, sales, marketing, financial and other personnel, as well as additional facilities to expand its operations. Future growth would impose significant added responsibilities on members of management, including:

•	managing AlloVir’s preclinical studies and clinical trials effectively;

•	identifying, recruiting, maintaining, motivating and integrating additional employees;

•	managing AlloVir’s internal development efforts effectively while complying with its contractual obligations to licensors, licensees, contractors and other third parties;

•	improving AlloVir’s managerial, development, operational, information technology, and finance systems; and

•	expanding AlloVir’s facilities.

Should AlloVir resume development of its product candidates, it will also need to manage additional relationships with various strategic partners, suppliers and other third parties. AlloVir’s future financial performance and to compete effectively will depend, in part, on its ability to manage any future growth effectively. To that end, AlloVir must be able to manage its development efforts and any preclinical or clinical studies effectively and hire, train and integrate additional management, research and development, manufacturing, administrative and sales and marketing personnel. AlloVir’s failure to accomplish any of these tasks could prevent it from successfully achieving its research, development and commercialization goals.

AlloVir’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could cause significant liability for it and harm its reputation.

AlloVir is exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards

AlloVir has established, complies with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, reports financial information or data accurately or discloses unauthorized activities to us. Misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to AlloVir’s reputation. It is not always possible to identify and deter employee and third party misconduct, and the precautions AlloVir takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting AlloVir from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against AlloVir, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, additional reporting requirements and oversight if it becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could adversely affect its ability to operate its business, financial condition and results of operations.

Risks Related to AlloVir’s Business

AlloVir may be unable to adequately protect its information systems from security incidents, breaches and compromises, which could result in the disclosure of confidential or proprietary information, including personal data, damage its reputation, and subject it to significant financial and legal exposure.

AlloVir relies on information technology systems that it or its third-party providers operate to process, transmit and store electronic information in its day-to-day operations. In connection with AlloVir’s platform and product discovery efforts, it may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful security incident, breach or compromise could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise AlloVir’s confidential or proprietary information and disrupt its operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, ransomware, denial-of-service, social engineering fraud (e.g., phishing attacks) or other means to threaten data security, confidentiality, integrity and availability. A successful security incident, breach or compromise could cause serious negative consequences for AlloVir, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although AlloVir devotes resources to protect its information systems, it realizes that security incidents, breaches and compromises are a threat, and there can be no assurance that its efforts will prevent information security incidents or breaches that would result in business, legal, financial or reputational harm to it, or would have a material adverse effect on its results of operations and financial condition. Any failure to prevent or mitigate cybersecurity incidents, breaches or compromises, or improper access to, use of, or disclosure of AlloVir’s clinical data or patients’ personal data could result in significant liability under state law, such as state breach notification laws, federal law, such as HIPAA, as amended by HITECH, and international law, such as the GDPR, and may result in government inquiries, investigations, or fines. Any of the foregoing may cause a material adverse impact to AlloVir’s reputation, affect its ability to conduct new studies and potentially disrupt its business.

In addition, the computer systems of various third parties on which AlloVir relies, including its CROs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, cybersecurity incidents, compromises or data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. AlloVir relies on its third-party providers to implement effective security measures and identify and correct any such failures, deficiencies or cybersecurity incidents or breaches. If AlloVir or its third-party providers fail to maintain or protect its information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to its information technology systems, it or its third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with physicians, patients and its partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on its business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate cybersecurity incidents, breaches, or compromises or improper access to or disclosure of such information could have similarly adverse consequences for us. If AlloVir is unable to prevent or mitigate the impact of such cybersecurity incidents or data privacy breaches, it could be exposed to litigation and governmental investigations, which could lead to a potential disruption to its business. AlloVir also cannot be sure that its existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or be available in sufficient amounts to cover one or more large claims, or that its insurers will not deny coverage as to any future claim. The successful assertion of one or more large claims against AlloVir that exceeds its available insurance coverage or changes in its insurance policies, including premium increases, or the imposition of large deductible or co-insurance requirements, could have an adverse effect on its business and results of operations.

AlloVir’s internal computer systems, or those used by its third-party CROs or other contractors or consultants, may fail or suffer from cybersecurity incidents or breaches, which could result in a material disruption of the development programs of its product candidates.

Despite the implementation of security measures, AlloVir’s internal computer systems and those of its current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, and telecommunication and electrical failures. AlloVir exercises little or no control over these third parties, which increases its vulnerability to problems with their systems. While AlloVir has not experienced any such material system failure or cybersecurity incident or breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of its development programs and its business operations. For example, the loss of data from completed or future preclinical studies and clinical trials could result in delays in AlloVir’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. Likewise, AlloVir relies on third parties for the manufacture of its product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. To the extent that any disruption or cybersecurity incident or breach were to result in a loss of, or damage to, AlloVir’s data or applications, or inappropriate disclosure of confidential or proprietary information, it could incur liability and the further development and commercialization of its product candidates could be delayed and its business could be otherwise adversely affected.

Business disruptions could seriously harm AlloVir’s future revenue and financial condition and increase its costs and expenses.

AlloVir’s operations, and those of its CROs, CMOs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which it is predominantly self-insured. The occurrence of any of these business disruptions, the severity and frequency of which may be amplified by global climate change, could seriously harm AlloVir’s operations and financial condition and increase its costs and expenses. AlloVir relies on third-party manufacturers to produce its product candidates. AlloVir’s ability to obtain clinical supplies of its product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Changes in U.S. or foreign tax law or changes in AlloVir’s effective tax rates could adversely affect its business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation and foreign income taxation are constantly under review by persons involved in the legislative process, by the Internal Revenue Service (“IRS”), the U.S. Treasury Department and foreign tax authorities. Changes to tax laws (which changes may have retroactive application) could adversely affect AlloVir or holders of its common stock. For example, under Section 174 of the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development in the United States are now capitalized and amortized, which may have an adverse effect on AlloVir’s future cash flows. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

For example, the Tax Cuts and Jobs Act (the “TCJA”), was enacted in 2017 and made significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), and, subject to certain changes in tax law made by the CARES Act as defined and discussed below, the limitation of the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and the elimination of net operating loss carrybacks generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits. In addition, on March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security Act” or the CARES Act, which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in AlloVir’s or its shareholders’ tax liability or require changes in the manner in which it operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

AlloVir is subject to tax in both U.S. and foreign jurisdictions and determining its worldwide tax liabilities is complex and requires significant judgment. AlloVir could incur additional tax liability if relevant tax authorities disagree with its reported tax positions. AlloVir’s effective tax rate could be adversely affected by changes in the mix of earnings in countries with different statutory tax rates, challenges to its transfer pricing practices, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and changes in its tax filings due to tax audits.

AlloVir’s ability to use its net operating loss carryforwards and other tax attributes may be limited.

AlloVir’s ability to use its U.S. federal, U.S. state and foreign net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon its generation of future taxable income, and it cannot predict with certainty when, or whether, it will generate sufficient taxable income to use all of its net operating losses.

Unused U.S. federal tax losses for tax years beginning before January 1, 2018 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire. Unused U.S. federal tax losses generated for tax year beginning after December 31, 2017 will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that, under the CARES Act, net operating losses generated in 2018, 2019 and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal net operating losses is limited to 80% of AlloVir’s taxable income in any future taxable year.

In addition, both AlloVir’s current and its future unused U.S. federal and state tax losses and unused U.S. federal and state research and development tax credits may be subject to limitation under Sections 382 and 383 of the Code, if AlloVir undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period. AlloVir may have experienced such ownership changes in the past, and it may experience ownership changes in the future as a result of shifts in its stock ownership, some of which are outside its control. As of December 31, 2023, AlloVir reported U.S. federal and state net operating loss carryforwards of approximately $38.9 million and $26.4 million, respectively, federal and state research and development tax credit carryforwards of $11.7 million and $2.1 million, respectively, and federal orphan drug credit carryforwards of $6.0 million. AlloVir’s ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to it.

As of December 31, 2023, AlloVir reported foreign net operating loss carryforwards of $354.8 million. AlloVir’s ability to utilize those net operating loss carryforwards is dependent upon its generation of future taxable income.

Unstable market, economic or geopolitical conditions may have serious adverse consequences on AlloVir’s business, financial condition and stock price.

Global credit and financial markets have experienced and are likely to continue to experience extreme volatility and disruptions, including severely diminished liquidity and credit availability, inflation, rising interest rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Further, geopolitical instability outside the United States may also impact AlloVir’s operations or affect global markets, such as the ongoing conflict between Ukraine and Russia and the Israel-Hamas war. While AlloVir does not currently conduct clinical trials in the impacted countries, it cannot be certain what the overall impact of these events will be on its business or on the business of any of its third party partners, including its CROs, contract manufacturers or other partners or on the health care systems in the European Union and in other impacted countries. AlloVir’s general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on AlloVir’s growth strategy, financial performance and stock price and could require it to delay or abandon clinical development plans. In addition, there is a risk that one or more of AlloVir’s current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect its ability to attain its operating goals on schedule and on budget.

Furthermore, AlloVir’s stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect AlloVir’s current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”), was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”), as receiver. Similarly, on March 12, 2023, Signature Bank and

Silvergate Capital Corp. were each swept into receivership. Although a statement by the Department of the Treasury, the Federal Reserve and the FDIC indicated that all depositors of SVB would have access to all of their money after only one business day of closure, including funds held in uninsured deposit accounts, borrowers under credit agreements, letters of credit and certain other financial instruments with SVB, Signature Bank or any other financial institution that is placed into receivership by the FDIC may be unable to access undrawn amounts thereunder. Although AlloVir is not a borrower or party to any such instruments with SVB, Signature or any other financial institution currently in receivership, if any of its suppliers or other parties with whom it conducts business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties’ ability to perform their obligations to it or to enter into new commercial arrangements could be adversely affected. Additionally, if any financial institution where AlloVir has deposits is put into receivership, access to its deposits could be delayed and uninsured deposits could be lost, either of which could have a material and adverse impact on its current and projected business operations and its financial condition.

Risks Related to AlloVir’s Intellectual Property if the Merger is not Completed

If AlloVir is unable to obtain and maintain sufficient intellectual property protection for its product candidates and manufacturing process, or if the scope of the intellectual property protection is not sufficiently broad, its ability to commercialize its product candidates successfully and to compete effectively may be adversely affected.

AlloVir relies upon a combination of patents, trademarks, trade secrets and confidentiality agreements—both that it owns or possess or that are owned or possessed by its partners that are in-licensed to it under licenses including exclusive license agreement with BCM for data and know-how (the “BCM License”)—to protect the intellectual property related to its technology and product candidates. When AlloVir refers to “its” technologies, inventions, patents, patent applications or other intellectual property rights, it is referring to both the rights that it owns or possess as well as those that it in-licenses, many of which are critical to its intellectual property protection and its business. For example, AlloVir’s product candidates and platform technology are protected primarily by patents or patent applications of its partners that it has licensed and as confidential know-how and trade secrets. Additionally, AlloVir’s earlier stage product candidates are not yet protected by any patents or patent applications. If the intellectual property that AlloVir relies on is not adequately protected, competitors may be able to use its technologies and erode or negate any competitive advantage it may have.

The patentability of inventions and the validity, enforceability and scope of patents in the biotechnology field is highly uncertain because it involves complex legal, scientific and factual considerations, and it has in recent years been the subject of significant litigation. Moreover, the standards applied by the U.S. Patent and Trademark Office (“USPTO”), and non-U.S. patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology patents.

There is no assurance that all potentially relevant prior art relating to AlloVir’s patents and patent applications is known to it or has been found in the instances where searching was done. Further, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Thus, AlloVir may be unaware of prior art that could be used to invalidate an issued patent or prevent a pending patent application from issuing as a patent. There also may be prior art of which AlloVir is aware, but which it does not believe affects the validity or enforceability of a claim of one of its patents or patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of such claim. For example, AlloVir received an NIH grant related to its posoleucel technology prior to the filing of its patent applications covering its posoleucel technology. If the United States or another jurisdiction decides that the NIH grant is relevant prior art to its patent applications, that could affect its ability to obtain valid and enforceable patent claims protecting its posoleucel program. As a consequence of these and other factors, AlloVir’s patent applications may fail to result in issued patents with claims that cover its product candidates in the United States or in other countries.

Even if patents have issued or do successfully issue from patent applications, and even if these patents cover AlloVir’s product candidates, third parties may challenge the validity, ownership, enforceability or scope thereof, which may result in these patents being narrowed, invalidated, circumvented, or held to be unenforceable. No assurance can be given that if challenged, AlloVir’s patents would be declared by a court to be valid or enforceable.

Even if unchallenged, AlloVir’s patents and patent applications or other intellectual property rights may not adequately protect its intellectual property, provide exclusivity for its product candidates or prevent others from designing around its claims. The possibility exists that others will develop products on an independent basis which have the same or similar effect as AlloVir’s product candidates and which do not infringe its patents or other intellectual property rights, or that others will design around the claims of patents that it has had issued that cover its product candidates. If the breadth or strength of protection provided by AlloVir’s patents and patent applications with respect to its product candidates is threatened, it could jeopardize its ability to commercialize its product candidates and dissuade companies from collaborating with it.

AlloVir may also desire to seek a license from a third party who owns intellectual property that may be necessary or useful for providing exclusivity for its product candidates, or for providing the ability to develop and commercialize a product candidate in an unrestricted manner. There is no guarantee that AlloVir will be able to obtain a license from such a third party on commercially reasonable terms, or at all.

Obtaining and enforcing biopharmaceutical patents is costly, time consuming and complex, and AlloVir may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that AlloVir will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. AlloVir may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain patents licensed from third parties. AlloVir may have limited control over the manner in which its licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to it. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if AlloVir conducts them itself. For example, under the BCM License, AlloVir has comment rights on all prosecution; however, BCM is not obligated to proceed in accordance with its comments. In addition, BCM has the first right to institute an action or proceeding against third party infringing activities, although AlloVir has a step-in right if BCM fails to bring such an action or proceeding. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of AlloVir’s business.

AlloVir and its partners have filed a number of patent applications covering its product candidates or methods of using or making those product candidates. AlloVir cannot offer any assurances about which, if any, patents will be issued with respect to these pending patent applications, the breadth of any such patents that are ultimately issued or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, AlloVir cannot be certain that it or its partners were the first to file any patent application related to a product candidate. AlloVir or its partners may also become involved in proceedings regarding its patents, including patent infringement lawsuits, interference or derivation proceedings, oppositions, reexaminations, and inter partes and post-grant review proceedings before the USPTO the European Patent Office and other non-U.S. patent offices.

Even if granted, patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent generally occurs 20 years after the earliest U.S. non-provisional application is filed. Although various extensions may be available if certain conditions are met, the life of a patent and the protection it affords is limited. If AlloVir encounters delays in its clinical trials or in obtaining regulatory approvals, the period of time during which it could exclusively market any of its product candidates under patent protection, if approved, could be reduced. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Even if patents covering AlloVir’s product candidates are obtained, once the patent life has expired for a product, it may be vulnerable to competition from biosimilar products, as it may be unable to prevent competitors from entering the market with a product that is similar or identical to its product candidates.

In the United States, a patent that covers an FDA-approved drug or biologic may be eligible for a term extension designed to restore the period of the patent term that is lost during the premarket regulatory review process conducted by the FDA. Depending upon the timing, duration and conditions of FDA marketing approval of AlloVir’s product candidates, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Act”), which permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. In the European Union, AlloVir’s product candidates may be eligible for term extensions based on similar legislation. In either jurisdiction, however, AlloVir may not receive an extension if it fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Even if AlloVir is granted such extension, the duration of such extension may be less than its request. If AlloVir is unable to obtain a patent term extension, or if the term of any such extension is less than its request, the period during which it can enforce its patent rights for that product will be in effect shortened and its competitors may obtain approval to market competing products sooner. The resulting reduction of years of revenue from applicable products could be substantial.

In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights”. March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. Some of AlloVir’s licensed patents are subject to the provisions of the Bayh-Dole Act. If AlloVir’s partners fail to comply with the regulations of the Bayh-Dole Act, they could lose title to any patents subject to such regulations, which could affect its license rights under the patents and its ability to stop others from using or commercializing similar or identical technology and products, or limit patent protection for its technology and products.

AlloVir may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on all of AlloVir’s product candidates in all countries throughout the world would be prohibitively expensive. AlloVir’s intellectual property rights in certain countries outside the United States may be less extensive than those in the United States. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, AlloVir and its partners may not be able to prevent third parties from practicing its inventions in countries outside the United States, or from selling or importing infringing products made using its inventions in and into the United States or other jurisdictions. Competitors may use AlloVir’s technologies in jurisdictions where it has not obtained patent protection or where it does not have exclusive rights under the relevant patents to develop their own products and, further, may export otherwise-infringing products to territories where it and its partners have patent protection but where enforcement is not as strong as that in the United States. These infringing products may compete with AlloVir’s product candidates in jurisdictions where it or its partners have no issued patents or where it does not have exclusive rights under the relevant patents, or its patent claims and other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for AlloVir and its partners to stop the infringement of its patents or marketing of competing products in violation of its intellectual property rights generally. Proceedings to enforce AlloVir’s patent rights in foreign jurisdictions could result in substantial costs and divert its attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims against it or its partners. AlloVir or its partners may not prevail in any lawsuits that it or its partners initiate, and even if it or its partners are successful, the damages or other remedies awarded, if any, may not be commercially meaningful.

In some jurisdictions including European Union countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If AlloVir or any of its partners are forced to grant a license to third parties under patents relevant to its business, or if it or its partners are prevented from enforcing patent rights against third parties, its competitive position may be substantially impaired in such jurisdictions.

In Europe, expected by the end of 2023, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (“UPC”). This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. It is AlloVir’s initial belief that the UPC, while offering a cheaper streamlined process, has potential disadvantages to patent holders, such as making a single European patent vulnerable in all jurisdictions when challenged in a single jurisdiction.

In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, AlloVir would not be able to prevent third parties from practicing its inventions in Russia or from selling or importing products made using its inventions in and into Russia. Accordingly, AlloVir’s competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

AlloVir has in-licensed a significant portion of its intellectual property from its partners, including BCM. If AlloVir breaches any of its license agreements with these partners, it could lose the ability to continue the development and potential commercialization of one or more of its product candidates.

AlloVir holds rights under license agreements with its partners, including the BCM License, that are important to its business. AlloVir’s discovery and development platform is built, in part, around patent rights in-licensed from its partners. Under AlloVir’s existing license agreements, including the BCM License, it is subject to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations upon achievement of certain milestones and royalties on product sales. If there is any conflict, dispute, disagreement or issue of nonperformance between AlloVir and its counterparties regarding its rights or obligations under these license agreements, including any conflict, dispute or disagreement arising from its failure to satisfy diligence or payment obligations, AlloVir may be liable for damages and its counterparties may have a right to terminate the affected license. The termination of any license agreement with one of AlloVir’s partners, including BCM, could materially adversely affect its ability to utilize the intellectual property that is subject to that license agreement in its drug discovery and development efforts, its ability to enter into future collaboration, licensing and/or marketing agreements for one or more affected product candidates and its ability to commercialize the affected product candidates. The agreements under which AlloVir currently licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what AlloVir believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement. Furthermore, a disagreement under any of these license agreements may harm AlloVir’s relationship with the partner, which could have negative impacts on other aspects of its business.

If AlloVir’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and its business may be adversely affected.

If AlloVir’s trademarks and trade names are not adequately protected, then it may not be able to build name recognition in its markets of interest and its business may be adversely affected. AlloVir may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to AlloVir’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of AlloVir’s unregistered trademarks or trade names. Over the long term, if AlloVir is unable to successfully register its trademarks and trade names and establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively and its business may be adversely affected. AlloVir’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact its financial condition or results of operations.

If AlloVir is unable to protect the confidentiality of its trade secrets and other proprietary information, the value of its technology could be materially adversely affected and its business could be harmed.

In addition to seeking the protection afforded by patents, AlloVir relies on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that it elects not to patent, processes for which patents are difficult to enforce, and other elements of its technology, discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Any disclosure to or misappropriation by third parties of AlloVir’s confidential proprietary information could enable competitors to quickly duplicate or surpass its technological achievements, including by enabling them to develop and commercialize products substantially similar to or competitive with its product candidates, thus eroding its competitive position in the market.

Trade secrets can be difficult to protect. AlloVir seeks to protect its proprietary technology and processes, in part, by entering into confidentiality agreements and invention assignment agreements with its employees, consultants, and outside scientific advisors, contractors and collaborators. These agreements are designed to protect AlloVir’s proprietary information. Although AlloVir uses reasonable efforts to protect its trade secrets, its employees, consultants, contractors, collaborators, or outside scientific advisors might intentionally or inadvertently disclose its trade secrets or confidential, proprietary information to its competitors. In addition, AlloVir’s competitors may otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. If any of AlloVir’s confidential proprietary information were to be lawfully obtained or independently developed by a competitor, it would have no right to prevent such competitor from using that technology or information to compete with it, which could harm its competitive position.

Enforcing a claim that a third party illegally obtained and is using any of AlloVir’s trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, the laws of certain foreign countries do not protect proprietary rights such as trade secrets to the same extent or in the same manner as the laws of the United States. Misappropriation or unauthorized disclosure of AlloVir’s trade secrets to third parties could impair its competitive advantage in the market and could materially adversely affect its business, results of operations and financial condition.

Risks Related to Patents

Obtaining and maintaining AlloVir’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. AlloVir has systems in place to remind it to pay these fees, and it employs an outside firm and relies on its outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. AlloVir employs reputable law firms and other professionals to help it comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, AlloVir’s competitors might be able to enter the market and this circumstance would have a material adverse effect on its business.

Changes in U.S. or foreign patent laws could diminish the value of patents in general, thereby impairing AlloVir’s ability to protect its products.

Changes in either the patent laws or interpretation of the patent laws in the United States or non-U.S. jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before AlloVir could therefore be awarded a patent covering an invention of AlloVir’s even if it had made the invention before it was made by such third party. This will require AlloVir to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent it from promptly filing patent applications on its inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, AlloVir cannot be certain that it or its licensors were the first to either (i) file any patent application related to its product candidates or (ii) invent any of the inventions claimed in its or its licensor’s patents or patent applications.

The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and also affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review and, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate AlloVir’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of AlloVir’s owned or in-licensed patent applications and the enforcement or defense of its owned or in-licensed issued patents, all of which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on AlloVir’s existing patent portfolio and its ability to protect and enforce its intellectual property in the future.

Risks Related to AlloVir’s Dependence on Third Parties if the Merger is Not Completed

AlloVir relies on third parties to conduct its clinical trials and perform some of its research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, AlloVir’s development programs may be delayed or subject to increased costs, each of which may have an adverse effect on its business and prospects.

AlloVir does not have the ability to conduct all aspects of its preclinical testing or clinical trials itself. As a result, AlloVir has been in the past and, should it resume development of its product candidates, it expects to remain, dependent on third parties to conduct any future clinical trials of its product candidates. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to its development programs. Specifically, AlloVir expects CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, AlloVir will not be able to control all aspects of their activities. Nevertheless, AlloVir is responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and its reliance on the CROs and other third parties does not relieve it of its regulatory responsibilities. AlloVir and its CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for all of its current product candidates and any future product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If AlloVir or any of its CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in its clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving its marketing applications. In addition, AlloVir’s clinical trials must be conducted with product produced under cGMP regulations. AlloVir’s failure to comply with these regulations may require it to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which AlloVir relies will devote adequate time and resources to its development activities or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to AlloVir’s clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with it, the timelines for its development programs may be extended or delayed or its development activities may be suspended or terminated. If any of AlloVir’s clinical trial sites terminates for any reason, it may experience the loss of follow-up information on subjects enrolled in such clinical trials unless it is able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for AlloVir’s clinical trials may serve as scientific advisors or consultants to it from time to time and may receive cash compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application AlloVir submits by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent AlloVir from commercializing its current product candidates and any future product candidates.

AlloVir depends substantially on intellectual property licensed from third parties, including BCM, and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

AlloVir is dependent on patents, know-how and proprietary technology, both its own and licensed from others. AlloVir depends substantially on the exclusive license agreement with BCM for data and know-how, which it refers to as the BCM License, for its intellectual property, data and know-how. The BCM License imposes, and AlloVir expects that future license agreements will impose, various development, diligence, commercialization, and other obligations on it. This license may be terminated upon certain conditions. Any termination of this license could result in the loss of significant rights and could harm AlloVir’s ability to commercialize its product candidates. To the extent BCM fails to meet its obligations under the license, which AlloVir is not in control of, it may lose the benefits of the BCM License. In the future, AlloVir may also enter into additional license agreements that are material to the development of its product candidates.

Disputes may also arise between AlloVir and its licensors regarding intellectual property subject to a license agreement, including those related to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which its technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	its right to sublicense patent and other rights to third parties under collaborative development relationships;

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its diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its licensors and it and its partners.

If disputes over intellectual property that AlloVir has licensed, or licenses in the future, prevent or impair its ability to maintain its current licensing arrangements on acceptable terms, it may be unable to successfully develop and commercialize the affected product candidates. In addition, the resolution of any such disputes could narrow what AlloVir believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

AlloVir may rely on third parties from whom it licenses proprietary technology to file and prosecute patent applications and maintain patents and otherwise protect the intellectual property it licenses from them. AlloVir may have limited control over these activities or any other intellectual property that may be related to its in-licensed intellectual property. For example, AlloVir cannot be certain that such activities by these licensors will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. AlloVir may have limited control over the manner in which its licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that may be licensed to it. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than if AlloVir conducts them itself.

AlloVir is generally also subject to all of the same risks with respect to protection of intellectual property that it licenses, as it is for intellectual property that it owns, which are described below. If AlloVir or its licensors fail to adequately protect such licensed intellectual property, its ability to commercialize products could suffer.

AlloVir may not realize the benefits of strategic alliances that it may form in the future or of potential future product acquisitions or licenses.

AlloVir may desire to form strategic alliances, create joint ventures or collaborations, enter into licensing arrangements with third parties or acquire products or businesses, in each case that it believes will complement or augment its existing business. For instance, AlloVir has entered into the BCM License. These relationships or transactions, or those like them, may require AlloVir to incur nonrecurring and other charges, increase AlloVir’s near- and long-term expenditures, issue securities that dilute its existing stockholders, reduce the potential profitability of the products that are the subject of the relationship or disrupt its management and business. In addition, AlloVir faces significant competition in seeking appropriate strategic alliances and transactions and the negotiation process is time-consuming and complex and there can be no assurance that it can enter into any of these transactions even if it desires to do so. Moreover, AlloVir may not be successful in its efforts to establish a strategic alliance or other alternative arrangements for any future product candidates and programs because its research and development pipeline may be insufficient, its product candidates and programs may be deemed to be at too early a stage of development for collaborative effort and third parties may not view its product candidates and programs as having the requisite potential to demonstrate a positive risk profile. Any delays in entering into new strategic alliances agreements related to AlloVir’s product candidates could also delay the development and commercialization of its product candidates and reduce their competitiveness even if they reach the market.

If AlloVir licenses products or acquires businesses, it may not be able to realize the benefit of these transactions if it is unable to successfully integrate them with its existing operations and company culture. AlloVir cannot be certain that, following an acquisition or license, it will achieve the financial or strategic results that would justify the transaction.

Risks Related to the Clinical Development, Regulatory Review and Approval of AlloVir’s Product Candidates if the Merger is Not Completed

Risks Related to Clinical Development

AlloVir is early in its development efforts and has only a small number of product candidates in clinical development. All of AlloVir’s other product candidates are still in preclinical development. If AlloVir or its collaborators are unable to successfully develop and commercialize product candidates or experience significant delays in doing so, its business may be materially harmed.

AlloVir is early in its development efforts, and only a small number of its product candidates are in or are entering into clinical development. The majority of AlloVir’s product candidates are currently in preclinical development. AlloVir has invested substantial resources in identifying and developing potential product candidates, conducting preclinical studies and clinical trials and developing an efficient and scalable manufacturing process for its product candidates. AlloVir’s ability to generate revenues, which it does not expect will occur for several years, if ever, will depend heavily on the successful development and eventual commercialization of its product candidates. Should AlloVir resume development of its product candidates, the success of its product candidates and its ability to generate revenues and achieve profitability will depend on many factors, including the following:

•	completion of preclinical studies and clinical trials with positive results;

•	receipt of regulatory approvals from applicable authorities and successful completion of any post-marketing requirements or commitments;

•	protecting AlloVir’s rights in its intellectual property portfolio, including by obtaining and maintaining patent and trade secret protection and regulatory exclusivity for its product candidates;

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establishing and maintaining adequate supply of AlloVir’s product candidates, including third-party donor starting material for global clinical trials, raw materials used in the manufacturing process, manufacturing capacity and release testing capacity;

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establishing and qualifying redundant supplies for critical starting materials including third-party donor material, cell culture media, peptides, cytokines, human AB serum and drug product final formulation buffer;

•	establishing or making arrangements with third-party manufacturers or completing AlloVir’s own manufacturing facility for clinical and commercial manufacturing purposes;

•	developing manufacturing and distribution processes for AlloVir’s multi-VST cell therapy product candidates;

•	manufacturing AlloVir’s product candidates at an acceptable cost;

•	attracting, hiring and retaining qualified personnel;

•	launching commercial sales of AlloVir’s products, if approved by applicable regulatory authorities, whether alone or in collaboration with others;

•	acceptance of AlloVir’s products, if approved by applicable regulatory authorities, by patients and the medical community;

•	obtaining and maintaining coverage and adequate reimbursement by third-party payors, including government payors, for AlloVir’s products, if approved by applicable regulatory authorities;

•	effectively competing with other therapies;

•	maintaining a continued acceptable benefit/risk profile of the products following approval; and

•	maintaining and growing an organization of scientists and functional experts who can develop and commercialize its products and technology.

If AlloVir does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully develop and commercialize its product candidates, which could materially harm its business. AlloVir’s revenues for any of its product candidates for which regulatory approval is obtained will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the product, the ability to obtain reimbursement at any price, and whether it owns the commercial rights for such territory. If the addressable patient population in such territory is not as significant as AlloVir estimates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, it may not generate significant revenues from sales of its products, even if approved. In addition, AlloVir anticipates incurring significant costs associated with commercializing any approved product candidate. As a result, even if AlloVir generate revenues, it may not become profitable and may need to obtain additional funding to continue operations. If AlloVir fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations as planned and may be forced to reduce or discontinue its operations. In addition, regulators may determine that AlloVir’s financial relationships with its principal investigators, some of whom receive compensation as consultants, in a perceived or actual conflict of interest, may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial.

AlloVir’s future success is dependent on the regulatory approval of its product candidates. The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if AlloVir is ultimately unable to obtain regulatory approval for its product candidates, its business will be substantially harmed.

AlloVir has not obtained regulatory approval for any of its product candidates, including its clinical-stage product candidates posoleucel and ALVR106. Should AlloVir resume development of its product candidates, its business is substantially dependent on its ability to obtain regulatory approval for, and, if approved, to successfully commercialize its product candidates in a timely manner.

AlloVir cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA; similarly, it cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, AlloVir must demonstrate with substantial evidence gathered in preclinical studies and clinical trials, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate with respect to such product candidate to assure safety, purity and potency.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the study designs and substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. AlloVir has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval.

AlloVir’s product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

•	disagreement with the design or conduct of its clinical trials;

•	failure to demonstrate to the satisfaction of regulatory agencies that its product candidates are safe and effective, or have a positive benefit/risk profile for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	disagreement with its interpretation of data from preclinical studies or clinical trials;

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the insufficiency of data collected from clinical trials of its product candidates to support the submission and filing of a Biologics License Application (“BLA”), or other submission or to obtain regulatory approval;

•	failure to obtain approval of its manufacturing processes or facilities of third-party manufacturers with whom it contracts for clinical and commercial supplies or its own manufacturing facility;

•	changes in the approval policies or regulations that render its preclinical and clinical data insufficient for approval; or

•	its failure to obtain and retain accurate data in its clinical trials.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in AlloVir’s failing to obtain regulatory approval to market its product candidates, which would significantly harm its business, results of operations and prospects. The FDA or a comparable foreign regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and AlloVir’s commercialization plans, or it may decide to abandon the development program. If AlloVir were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than it requests (including failing to approve the most commercially promising indications), may grant approval contingent on the performance of costly post-marketing clinical studies, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

In addition, the clinical trial requirements of the FDA, the European Medicines Agency (the “EMA”), and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate are determined according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates, such as AlloVir’s novel multi-VST-cell therapy, can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates. There are currently no FDA approved cell-based therapies for the treatment of viral diseases, including those that AlloVir’s product candidates are designed to target. Moreover, AlloVir’s product candidates may not perform successfully in clinical trials or may be associated with adverse events.

Risks Related to the Industry

Disruptions at the FDA and other government agencies caused by funding shortages, government shutdowns or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact AlloVir’s business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which AlloVir’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for biological products, or biologics, or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect AlloVir’s business. Government shutdowns could also impact the ability of regulatory authorities and government agencies to function normally and support AlloVir’s operations. For example, the U.S. federal government has shut down repeatedly since 1980, including for a period of 35 days beginning on December 22, 2018. During a shutdown, certain regulatory authorities and agencies, such as the FDA, have had to furlough key personnel and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process AlloVir’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact AlloVir’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

The regulatory landscape that applies to gene and cell therapy product candidates is rigorous, complex, uncertain and subject to change. AlloVir’s single- and multi-VST cell therapy product candidates represent new therapeutic approaches that could result in heightened regulatory scrutiny, delays in clinical development or delays in or its ability to achieve regulatory approval, if at all, and commercialization or payor coverage and reimbursement of its product candidates, if approved.

AlloVir’s future success is dependent on its single- and multi-VST cell therapy approach. Because these programs, particularly its pipeline of allogeneic T cell product candidates that are bioengineered from donors, represent a unique approach to immunotherapy for the treatment of virus-infected cells in order to restore T cell immunity, developing and commercializing its product candidates subjects it to a number of challenges, including:

•	obtaining regulatory approval from the FDA and other regulatory authorities, which have limited experience with regulating the development and commercialization of T cell immunotherapies;

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developing and deploying consistent and reliable processes for procuring blood from consenting third-party donors, isolating T cells from the blood of such donors, activating the isolated T cells against specific antigens, characterizing and storing the resulting activated T cells for future therapeutic use, selecting and delivering a sufficient supply and breadth of appropriate partially HLA-matched cell line from among the available T cell lines, and finally infusing these activated T cells into patients to enable the VSTs to recognize and eliminate virus-infected cells in the patient and induce antiviral benefit;

•	relying on healthcare provider site availability and accessibility to patients for receipt of T cell infusions;

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utilizing these product candidates in combination with other therapies, including immunomodulatory therapies currently used to treat patients in its target population, which may increase the risk of adverse side effects;

•	educating medical personnel regarding the potential side effect profile of each of its product candidates, particularly those that may be unique to its multi-VST cell therapy product candidates;

•	understanding and addressing variability in the quality of a VST donor’s T cells, which could ultimately affect its ability to manufacture product in a reliable and consistent manner;

•	developing processes for the safe administration of these products, including long-term follow-up and registries, for all patients who receive these product candidates;

•	manufacturing its product candidates to its specifications and in a timely manner to support its clinical trials and, if approved, commercialization;

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sourcing clinical and, if approved by applicable regulatory authorities, commercial supplies for the materials used to manufacture and process these product candidates that are free from viruses and other pathogens that may increase the risk of adverse side effects;

•	developing a manufacturing process and distribution network that can provide a stable supply with a cost of goods that allows for an attractive return on investment;

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establishing sales and marketing capabilities ahead of and after obtaining any regulatory approval to gain market acceptance, and obtaining adequate coverage, reimbursement and pricing by third-party payors and government authorities; and

•	developing therapies for types of diseases beyond those initially addressed by its current product candidates.

Regulatory requirements governing the development of gene therapy products have changed frequently and may continue to change in the future. The FDA has established the Office of Therapeutic Products (“OTP”), within the CBER, to consolidate the review of gene therapy and related products, and to advise the CBER on its review. In addition, under guidelines issued by the National Institutes of Health (“NIH”), gene therapy clinical trials are also subject to review and oversight by an institutional biosafety committee (“IBC”), a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. Before a clinical trial can begin at any institution, that institution’s institutional review board (“IRB”), and its IBC assesses the safety of the research and identifies any potential risk to public health or the environment. While the NIH guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Moreover, serious adverse events or developments in clinical trials of gene therapy product candidates conducted by others may cause the FDA or other regulatory bodies to initiate a clinical hold on AlloVir’s clinical trials or otherwise change the requirements for approval of any of its product candidates. Although the FDA decides whether individual cell and gene therapy protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation.

Adverse developments in preclinical studies or clinical trials conducted by others in the field of gene therapy and gene regulation products may cause the FDA, the EMA, and other regulatory bodies to amend the requirements for approval of any product candidates AlloVir may develop or limit the use of products utilizing gene regulation technologies, either of which could harm its business. In addition, the clinical trial requirements of the FDA, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for product candidates such as AlloVir’s can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates. Further, as AlloVir is developing novel potential treatments for diseases in which there is little clinical experience with new endpoints and methodologies, there is heightened risk that the FDA, the EMA or other regulatory bodies may not consider the clinical trial endpoints to provide clinically meaningful results, and the resulting clinical data and results may be more difficult to analyze. The prospectively designed natural history studies with the same endpoints as AlloVir’s corresponding clinical trials may not be accepted by the FDA, EMA or other regulatory authorities. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing gene regulation technology in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays, or other impediments to its research programs or the commercialization of resulting products.

AlloVir cannot be sure that the manufacturing processes used in connection with its T cell immunotherapy product candidates will yield a sufficient supply of satisfactory products that are safe, pure and potent, comparable to those T cells produced by its partners historically, scalable or profitable.

Moreover, actual or perceived safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved by applicable regulatory authorities, of physicians to subscribe to the novel treatment mechanics. The FDA or other applicable regulatory authorities may ask for specific post-market requirements, such as establishment of a Risk Evaluation and Mitigation Strategy (“REMS”), and additional information informing benefits or risks of AlloVir’s products may emerge at any time prior to or after regulatory approval.

Physicians, hospitals and third-party payors are often slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and the inability to successfully and timely conduct clinical trials and obtain regulatory approval for AlloVir’s product candidates would substantially harm its business.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and clinical trials.

AlloVir may experience delays in its ongoing or future clinical trials and it does not know whether clinical trials will begin or enroll subjects on time, will need to be redesigned or will be completed on schedule, if at all. Any inability to commence or complete AlloVir’s planned clinical trials of its product candidates as a result of a clinical hold or otherwise, will delay or terminate its clinical development plans for its product candidates, may require it to incur additional clinical development costs and could impair its ability to ultimately obtain FDA approval for its product candidates. Clinical trials may be delayed, suspended or prematurely terminated for a variety of other reasons, such as:

•	delay or failure in reaching agreement with the FDA or a comparable foreign regulatory authority on the design and implementation of clinical trials;

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delay or failure in obtaining authorization to commence a trial, including the delay or ability to generate sufficient preclinical data to support initiation of clinical trials, or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a trial;

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delay or failure in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	the inability of CROs to perform under these agreements;

•	delay or failure in obtaining IRB approval or the approval of other reviewing entities, including comparable foreign regulatory authorities, to conduct a clinical trial at each site;

•	withdrawal of clinical trial sites from its clinical trials or the ineligibility of a site to participate in its clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in subjects completing a study or returning for post-treatment follow-up;

•	clinical sites and investigators deviating from study protocol, failing to conduct the study in accordance with regulatory requirements, or dropping out of a study;

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inability to identify and maintain a sufficient number of trial sites, including because potential trial sites may already be engaged in competing clinical trial programs for the same indication that it is treating;

•	failure of its third-party clinical trial managers to satisfy their contractual duties, meet expected deadlines or return trustworthy data;

•	delay or failure in adding new trial sites, including due to changes in policies of the clinical research sites or local IRBs;

•	interim results or data that are ambiguous or negative or are inconsistent with earlier results or data;

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feedback from the FDA, the IRB, data safety monitoring boards or comparable foreign authorities, or results from earlier stage or concurrent preclinical studies and clinical trials, that might require modification to the protocol for a study;

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a decision by the FDA, the IRB, comparable foreign authorities, or AlloVir, or a recommendation by a data safety monitoring board or comparable foreign authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable benefit/risk profile, unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a product candidate;

•	difficulties in finding subjects from whom to obtain cell lines;

•	difficulties in locating cell lines for which it is difficult to find a match;

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difficulties in manufacturing or obtaining from third parties sufficient quantities and breadth of appropriate partially HLA matched cell lines from among the available T cell lines to start or to use in clinical trials;

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lack of adequate funding to continue a study, including the incurrence of unforeseen costs due to enrollment delays, requirements to conduct additional studies or increased expenses associated with the services of its CROs and other third parties; or

•	changes in governmental regulations or administrative actions, failure by it or third parties to comply with regulatory requirements, or lack of adequate funding to continue a clinical trial.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including:

•	the size and nature of the patient population;

•	the possibility that the viral diseases that many of its product candidates address are under-diagnosed;

•	changing medical practice patterns or guidelines related to the indications AlloVir is investigating;

•	the severity of the disease under investigation, its ability to open clinical trial sites;

•	the proximity of subjects to clinical sites;

•	delays in or temporary suspension of the enrollment of patients in its ongoing and planned clinical trials due to pandemics such as COVID-19;

•	the patient referral practices of physicians;

•	the design and eligibility criteria of the clinical trial;

•	ability to obtain and maintain patient consents;

•	risk that enrolled subjects will drop out or die before completion;

•	competition for patients from other clinical trials;

•	its ability to manufacture the requisite materials for a trial;

•	risk that AlloVir does not have appropriately matched HLA cell lines; and

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new product candidates that may be approved for the indications AlloVir is investigating.

In addition, AlloVir could encounter delays if a clinical trial is suspended or terminated by it, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or AlloVir’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and AlloVir may need to amend clinical trial protocols to comply with these changes. Amendments may require AlloVir to resubmit its clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

AlloVir currently relies on CROs, other vendors and clinical trial sites to ensure the proper and timely conduct of its clinical trials, and while AlloVir has agreements governing their committed activities, AlloVir has limited influence over their actual performance.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of AlloVir’s product candidates. Additionally, AlloVir or its collaborators may experience unforeseen events during or resulting from clinical trials that could delay or prevent receipt of marketing approval for or commercialization of product candidates. If AlloVir or its collaborators are required to conduct additional clinical trials or other testing of product candidates beyond those that it or its collaborators currently contemplate, if it or its collaborators are unable to successfully complete clinical trials or other testing of such product candidates, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, AlloVir may:

•	incur unplanned costs;

•	be delayed in obtaining or fail to obtain marketing approval for product candidates;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements;

•	be subject to changes in the way the product is administered;

•	have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution;

•	be sued; or

•	experience damage to its reputation.

If AlloVir experiences delays or quality issues in the conduct, completion or termination of any clinical trial of its product candidates, the approval and commercial prospects of such product candidate will be harmed, and its ability to generate product revenues from such product candidate will be delayed. In addition, any delays in completing AlloVir’s clinical trials will increase its costs, slow down its product candidate development and approval process and jeopardize its ability to commence product sales and generate revenues. Any delays in completing its clinical trials for its product candidates may also decrease the period of commercial exclusivity. In addition, many of the factors that could cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its product candidates.

The results of preclinical studies or earlier clinical trials are not necessarily predictive of future results. Should AlloVir resume development of its product candidates, its existing product candidates in clinical trials, and any other product candidate it advances into clinical trials, may not have favorable results in later clinical trials or receive regulatory approval.

Success in preclinical studies and early clinical trials does not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of any of AlloVir’s product candidates. For example, in December 2023, AlloVir announced the discontinuation of three Phase 3 registrational trials of posoleucel following separate, pre-planned DSMB futility analyses concluded the studies were unlikely to meet their primary endpoints. Specifically, AlloVir discontinued a multicenter, randomized, double-blind, placebo-controlled Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant. AlloVir also discontinued two multicenter, randomized, double-blind, placebo-controlled Phase 3 trials of posoleucel—one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection—both after allogeneic hematopoietic cell transplant. Likewise, a number of companies in the pharmaceutical and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in clinical trials, even after seeing promising results in earlier preclinical studies or clinical trials. Despite the results reported in earlier preclinical studies or clinical trials for AlloVir’s product candidates, to date, results may not be replicated in subsequent trials, and, should AlloVir resume development of its product candidates, it does not know whether any future clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market posoleucel, ALVR106 or any future product candidates AlloVir develops from its allogeneic T cell immunotherapy platform. Additionally, certain of its clinical trial endpoints also may not be adequately powered in a particular subpopulation of its trial population. Additionally, several of its clinical trials to date have been open-label trials. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of its product candidates for which it includes an open-label clinical trial when studied in a controlled environment with a placebo or active control.

Efficacy data from prospectively designed trial may differ significantly from those obtained from retrospective subgroup analyses. In addition, clinical data obtained from a clinical trial with an allogeneic product candidate such as posoleucel may not yield the same or better results as compared to an autologous product candidate. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in such studies nonetheless failed to obtain FDA, EMA or other necessary regulatory agency approval.

If later-stage clinical trials do not produce favorable results, AlloVir’s ability to achieve regulatory approval for any of its product candidates will be adversely impacted. Even if AlloVir believes that it has adequate data to support an application for regulatory approval to market any of its product candidates, no cell-based therapies for the treatment of viral diseases have been approved to date, and the FDA or other regulatory authorities may not agree and may require that AlloVir conduct additional clinical trials to support the regulatory approval of its product candidates. If AlloVir fails to obtain results in its planned and future preclinical and clinical activities and studies sufficient to meet the requirements of the relevant regulatory agencies, the development timeline and regulatory approval and commercialization prospects for any potential product candidate, and, correspondingly, its business and financial prospects, would be materially adversely affected.

Interim, “topline” or preliminary data from AlloVir’s clinical trials that it may announce or share with regulatory authorities from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, AlloVir may announce or share with regulatory authorities interim, “topline” or preliminary data from its clinical trials based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. AlloVir also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and AlloVir may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that AlloVir reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim data from clinical trials that AlloVir may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. AlloVir also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. Preliminary or “topline” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data AlloVir previously announced. As a result, interim, “topline,” and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary, “topline,” or interim data and final data could impact the regulatory approval of, and significantly harm the prospects for any product candidate that is impacted by the applicable data.

Further, others, including regulatory agencies, may not accept or agree with AlloVir’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and its business in general. In addition, the information AlloVir chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what AlloVir determines is the material or otherwise appropriate information to include in AlloVir’s disclosure, and any information AlloVir determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or its business. If the interim, “topline,” or preliminary data that AlloVir reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for and commercialize its product candidates, its business, operating results, prospects or financial condition may be harmed.

AlloVir’s product candidates, the methods used to deliver them or their dosage levels may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following any regulatory approval.

Undesirable side effects caused by AlloVir’s product candidates, their delivery methods or dosage levels could cause it or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. As a result of safety or toxicity issues that AlloVir may experience in AlloVir’s clinical trials, AlloVir may not receive approval to market any product candidates, which could prevent it from ever generating revenues or achieving profitability. Results of AlloVir’s trials could reveal an unacceptably high severity and incidence of side effects, or side effects outweighing the benefits of its product candidates. In such an event, its studies could be delayed, suspended or terminated and the FDA or comparable foreign regulatory authorities could order it to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. In addition, while AlloVir notes the summary of safety findings AlloVir has gathered, to date, certain populations of patients receiving AlloVir’s product candidates may experience side effects in greater frequency or severity than others who may receive its product candidates and additional clinical research is planned to more fully understand the safety profile of its product candidates in its patient populations and indications of focus.

Additionally, if any of AlloVir’s product candidates receives regulatory approval, and it or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA could require AlloVir to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. AlloVir or its collaborators may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals or specific monitoring, if AlloVir or others later identify undesirable side effects caused by any product that AlloVir develops alone or with collaborators. Other potentially significant negative consequences include that:

•	AlloVir may be forced to suspend marketing of that product, or decide to remove the product from the marketplace;

•	regulatory authorities may withdraw or change their approvals of that product;

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regulatory authorities may require additional warnings on the label or limit access of that product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	AlloVir may be required to create a medication guide outlining the risks of the product for patients, or to conduct post-marketing studies;

•	AlloVir may be required to change the way the product is administered;

•	AlloVir could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or to sued and held liable for harm caused to subjects or patients; and

•	the product may become less competitive, and AlloVir’s reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of AlloVir’s product candidates and prevent it from achieving or maintaining market acceptance of the affected product candidate, if approved by applicable regulatory authorities.

Should AlloVir resume development of its product candidates, it may not be able to obtain or maintain orphan drug designation to its product candidates, or to obtain and maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA has granted orphan drug designation to posoleucel for the treatment of virus-associated hemorrhagic cystitis. In the European Union, the prevalence of the condition must not be more than 5 in 10,000. The EMA has granted posoleucel orphan drug designation to treatment in HCT. This designation covers the treatment of all viruses targeted by posoleucel in all HCT patients: BK virus (“BKV”), cytomegalovirus (“CMV”), adenovirus (“AdV”), Epstein-Barr virus (“EBV”), and human herpesvirus 6 (“HHV-6”). Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

If a product that has orphan drug designation from the FDA subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication, for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was designated. Even if AlloVir or its collaborators obtain orphan designation to a product candidate, AlloVir may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. The scope of exclusivity is limited to the scope of any approved indication, even if the scope of the orphan designation is broader than the approved indication. Additionally, exclusive marketing rights may be limited if AlloVir or its collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if a product obtains orphan drug exclusivity, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a product with the same active moiety for the same condition if the FDA concludes that the later product is safer, more effective, or makes a major contribution to patient care. Furthermore, the FDA can waive orphan exclusivity if AlloVir or its collaborators are unable to manufacture sufficient supply of the product. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. AlloVir does not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect its business. Depending on what changes the FDA may make to its orphan drug regulations and policies, AlloVir’s business could be adversely impacted.

Similarly, in Europe, a medicinal product may receive orphan designation under Article 3 of Regulation (EC) 141/2000. This applies to products that are intended for a life-threatening or chronically debilitating condition and either (1) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (2) the product, without the benefits derived from orphan status, would be unlikely to generate sufficient returns in the EU to justify the necessary investment. Moreover, in order to obtain orphan designation in the EU it is necessary to demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU or, if such a method exists, the product will be of significant benefit to those affected by the condition. In the EU, orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and applicants can benefit from specific regulatory assistance and scientific advice. Products receiving orphan designation in the EU can receive 10 years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies. However, the 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation—for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the first applicant consents to a second orphan medicinal product application; or

•	the first applicant cannot supply enough orphan medicinal product.

Should AlloVir resume development of its product candidates, if it or its collaborators do not receive or maintain orphan drug designation to product candidates for which it seeks such designation, it could limit its ability to realize revenues from such product candidates.

Risks Related to Litigation if the Merger is Not Completed

AlloVir may be at an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for AlloVir because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. On January 19, 2024, a purported stockholder of AlloVir filed a putative class action lawsuit against AlloVir and certain of AlloVir’s officers in federal court in Massachusetts, alleging that AlloVir violated the federal securities laws by making allegedly false and misleading statements and omissions relating to its Phase 3 posoleucel trials. This lawsuit, and other similar lawsuits that may follow, could result in substantial costs and a diversion of management’s attention and resources, which could harm AlloVir’s business.

Product liability lawsuits against AlloVir could cause it to incur substantial liabilities and to limit commercialization of any products that it may develop.

AlloVir faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical studies and will face an even greater risk if it commercially sells any products that it may develop. Product liability claims may be brought against AlloVir by subjects enrolled in its clinical studies, patients, healthcare providers or others using, administering or selling its products. If AlloVir cannot successfully defend itself against claims that its product candidates or products caused injuries, it could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that AlloVir may develop;

•	termination of clinical trial sites or entire trial programs;

•	injury to AlloVir’s reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to study subjects or patients;

•	loss of revenue;

•	exhaustion of any available insurance and AlloVir’s capital resources;

•	diversion of management and scientific resources from AlloVir’s business operations;

•	the inability to commercialize any products that AlloVir may develop; and

•	a decline in AlloVir’s share price.

AlloVir currently holds product liability insurance coverage at a level that AlloVir believes is customary for similarly situated companies and adequate to provide it with insurance coverage for foreseeable risks, but which may not be adequate to cover all liabilities that AlloVir may incur. AlloVir may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. AlloVir intends to expand its insurance coverage for products to include the sale of commercial products if it obtains regulatory approval for its product candidates in development, but it may be unable to obtain commercially reasonable product liability insurance for any products that receive regulatory approval. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against AlloVir, particularly if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.

Risks Related to Intellectual Property Litigation

If AlloVir is sued for infringing the intellectual property rights of third parties, the resulting litigation could be costly and time-consuming and could prevent or delay its development and commercialization efforts.

AlloVir’s commercial success depends, in part, on it and its partners, including BCM, not infringing the patents and proprietary rights of third parties. However, AlloVir’s research, development and commercialization activities may be subject to claims that it infringes or otherwise violates patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other adversarial proceedings, both within and outside the United States, involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interference or derivation proceedings, oppositions, reexaminations, and inter partes and post-grant review proceedings before the USPTO and non-U.S. patent offices. Numerous U.S. and non-U.S. issued patents and pending patent applications owned by third parties exist in the fields in which AlloVir is developing and may develop its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that AlloVir’s product candidates may be subject to claims of infringement of third parties’ patent rights, as it may not always be clear to industry participants, including it, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform or predictable. In addition, many companies in intellectual property-dependent industries, including the biotechnology and pharmaceutical industries, have employed intellectual property litigation as a means to gain an advantage over their competitors. Some claimants may have substantially greater resources than AlloVir does and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than AlloVir could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us.

Third parties may assert infringement claims against AlloVir based on existing or future intellectual property rights, alleging that AlloVir is employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacturing of AlloVir’s product candidates that AlloVir failed to identify. For example, patent applications covering AlloVir’s product candidates could have been filed by others without its knowledge, since these applications generally remain confidential for some period of time after their filing date. Even pending patent applications that have been published, including some of which AlloVir is aware, could be later amended in a manner that could cover its product candidates or their use or manufacture. After issuance, the scope of patent claims remains subject to construction as determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. In addition, AlloVir may have analyzed patents or patent applications of third parties that it believes is relevant to its activities and believes that it is free to operate in relation to any of its product candidates, but its competitors may obtain issued claims, including in patents it considers to be unrelated, which may block its efforts or potentially result in any of its product candidates or its activities infringing their claims.

If AlloVir or its partners, including BCM, are sued for patent infringement, it would need to demonstrate that its product candidates, products and methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and it may not be able to do this. Proving that a patent is invalid or unenforceable is difficult and even if AlloVir is successful in the relevant proceedings, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted from other activities. If any issued third-party patents were held by a court of competent jurisdiction to be valid and enforceable and cover aspects of AlloVir’s materials, formulations, methods of manufacture or methods for treatment, AlloVir could be forced, including by court order, to cease developing, manufacturing or commercializing the relevant product candidate until the relevant patent expires. Alternatively, AlloVir may desire or be required to obtain a license from such third party in order to use the infringing technology and to continue developing, manufacturing or marketing the infringing product candidate. However, AlloVir may not be able to obtain any required license on commercially reasonably terms, or at all. Even if AlloVir were able to obtain a license, the rights may be nonexclusive, which could result in its competitors gaining access to the same intellectual property licensed to it. Additionally, in the event of a successful intellectual property claim against AlloVir, it may have to pay substantial damages, including treble damages and attorneys’ fees if it is found to have willfully infringed a patent, or to redesign its infringing product candidates, which may be impossible or technically infeasible, or require substantial time and monetary expenditure. In addition to paying monetary damages, AlloVir may lose valuable intellectual property rights or personnel and the parties making claims against it may obtain injunctive or other equitable relief, which could impose limitations on the conduct of its business.

AlloVir may face claims that it misappropriated the confidential information or trade secrets of a third party. If AlloVir is found to have misappropriated a third party’s trade secrets, it may be prevented from further using these trade secrets, which could limit its ability to develop its product candidates.

Defending against intellectual property claims could be costly and time consuming, regardless of the outcome. Thus, even if AlloVir were to ultimately prevail, or to settle before a final judgment, any litigation could burden it with substantial unanticipated costs. Parties making claims against AlloVir may be able to sustain the costs of complex patent litigation more effectively than AlloVir can because they have substantially greater resources. In addition, litigation or threatened litigation could result in significant demands on the time and attention of AlloVir’s management team, distracting them from the pursuit of other company business. During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation and these announcements may have negative impact on the perceived value of AlloVir’s product candidates, programs or intellectual property. Any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on AlloVir’s ability to raise additional funds or otherwise have a material adverse effect on its business, results of operations, financial condition and prospects. As a result of all of the foregoing, any actual or threatened intellectual property claim could prevent AlloVir from developing or commercializing a product candidate or force it to cease some aspect of its business operations.

AlloVir may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of its business.

Third parties may infringe AlloVir’s patents or misappropriate or otherwise violate its intellectual property rights. AlloVir’s patent applications cannot be enforced against third parties practicing the technology claimed in these applications unless and until a patent issues from the applications, and then only to the extent the issued claims cover the technology. In the future, AlloVir or its partners may elect to initiate legal proceedings to enforce or defend its or its partners’ intellectual property rights, to protect its or its partners’ trade secrets or to determine the validity, ownership, enforceability or scope of its intellectual property rights. Any claims that AlloVir or its partners assert against perceived infringers could also provoke these parties to assert counterclaims against it or its partners alleging that it or its partners infringe their intellectual property rights or that its intellectual property rights are invalid or unenforceable.

Interference or derivation proceedings provoked by third parties, brought by AlloVir or its partners, or declared by the USPTO may be necessary to determine the priority of inventions or matters of inventorship with respect to its patents or patent applications. AlloVir or its partners may also become involved in other proceedings, such as reexamination or opposition proceedings, inter partes review, post-grant review or other pre-issuance or post-grant proceedings before the USPTO or in non-U.S. jurisdictions relating to its intellectual property or the intellectual property of others. An unfavorable outcome in any of these proceedings could result in AlloVir losing its valuable intellectual property rights, require it or its partners to cease using the related technology and commercializing its product candidates, or require it to license rights to it from the prevailing party. AlloVir’s business could be harmed if the prevailing party does not offer it or its partners a license on commercially reasonable terms if any license is offered at all. Even if AlloVir or its licensors obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to it or its partners. In addition, if the breadth or strength of protection provided by AlloVir’s patents and patent applications is threatened, it could dissuade companies from collaborating with it to license, develop or commercialize current or future product candidates.

Any intellectual property proceedings can be expensive and time-consuming. AlloVir or its partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than it or its partners can. Accordingly, despite AlloVir or its partners’ efforts, it or its partners may not be able to prevent third parties from infringing upon or misappropriating its intellectual property rights, particularly in countries where the laws may not protect its rights as fully as in the United States. Even if AlloVir is successful in the relevant proceedings, it may incur substantial costs and the time and attention of its management and scientific personnel could be diverted from other activities. In addition, in an infringement proceeding, a court may decide that one or more of AlloVir’s patents is invalid or unenforceable, in whole or in part, or may refuse to stop the other party from using the technology at issue on the grounds that its patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of AlloVir’s patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of AlloVir’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors view these announcements in a negative light, the price of AlloVir’s common stock could be adversely affected.

AlloVir may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, AlloVir employs individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although AlloVir tries to ensure that its employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for it, it may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of its employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If AlloVir fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel, which could adversely impact its business. Even if AlloVir is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Manufacturing if the Merger is Not Completed

AlloVir intends to develop an efficient and highly productive manufacturing supply chain for its allogeneic, off-the-shelf single- and multi-VST cell therapies. Delays in process performance qualification to validate the drug product manufacturing process could delay regulatory approvals, its development plans and thereby limit its ability to generate revenues.

If regulatory approvals for AlloVir’s CMOs are delayed, it may not be able to manufacture sufficient quantities of its drug candidates, which would limit its development activities and its opportunities for growth and revenues. In addition to the risks described in “Risks Related to AlloVir’s Dependence on Third Parties if the Merger is Not Completed,” its existing CMOs, contract testing laboratory or existing raw material suppliers will be subject to ongoing, periodic inspection by the FDA, EMA or other comparable regulatory agencies to ensure compliance with cGMP and cGTP. AlloVir’s or their failure to follow and document its adherence to these regulations or other regulatory requirements may lead to significant delays in the availability of products for clinical or, in the future, commercial use, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of commercial marketing applications for its product candidates. AlloVir also may encounter problems with the following:

•	achieving adequate or clinical-grade materials that meet regulatory agency standards or specifications with consistent and acceptable production yield and costs;

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shortages of qualified personnel, raw materials including cell culture media, peptides, cytokines or drug product formulation buffer or key contractors, including on account of the COVID-19 pandemic; and

•	ongoing compliance with cGMP regulations and other requirements of the FDA, EMA or other comparable regulatory agencies.

Failure to comply with applicable regulations could also result in sanctions being imposed on AlloVir or its partners, including fines, injunctions, civil penalties, a requirement to suspend or put on hold one or more of its clinical trials, failure of regulatory authorities to grant marketing approval of its product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of drug candidates, operating restrictions and criminal prosecutions, any of which could harm its business.

Developing advanced manufacturing techniques and process controls is required to fully utilize AlloVir or its partner’s facility. Without further investment, advances in manufacturing techniques may render AlloVir or its partner’s facility and equipment inadequate or obsolete.

A number of AlloVir’s product candidates, if approved by applicable regulatory authorities, may require significant commercial supply to meet market demand. To meet such demand, AlloVir will need to increase, or “scale up,” the production process by a significant factor over the initial level of production. If AlloVir is unable to do so, is delayed in doing so, or if the cost of this scale up is not economically feasible for it or it cannot find a third-party supplier, it may not be able to produce its product candidates in a sufficient quantity to meet future demand or at commercially feasible costs.

Risks Related to Third Party Manufacturing

AlloVir and its third-party partners are subject to a multitude of manufacturing risks, any of which could substantially increase its costs and limit supply of its product candidates.

Concurrently with the license of AlloVir’s existing product candidates, it acquired manufacturing process know-how and, in some cases, inventory of process intermediates and clinical materials from its partners.

Transferring manufacturing processes, testing and associated know-how is complex and involves review and incorporation of both documented and undocumented processes that may have evolved over time. In addition, transferring production to different facilities may require utilization of new or different processes to meet the specific requirements of a given facility. Each stage is retroactively and concurrently verified to be compliant with appropriate regulations and to confirm that no changes have occurred that require the conduct of any bridging studies to maintain the validity of manufacturing data in support of AlloVir’s clinical product candidates or any future approved products. As a result, there is a risk that all relevant know-how was not adequately transferred to AlloVir from its partners or that previous execution was not compliant with applicable regulations.

In addition, AlloVir needs to conduct significant development and scale-up work to transfer these processes and manufacture each of its product candidates for various studies, clinical trials and commercial launch readiness. To the extent AlloVir elects to transfer manufacturing within its network, it is required to demonstrate that the product manufactured in the new or “receiving” facility is comparable to the product manufactured in the original or “sending” facility. The inability to demonstrate to each of the applicable regulatory authorities that comparable drug product was manufactured could delay the development of AlloVir’s product candidates. Additionally, the manufacturing facilities in which AlloVir’s product candidates will be made could be adversely affected by earthquakes and other natural disasters, equipment failures, labor shortages, power failures, and numerous other factors.

The processes by which AlloVir’s product candidates are manufactured were initially developed by its partners for clinical purposes. AlloVir is advancing the existing processes to support advanced clinical studies and commercialization. Developing commercially viable cell therapy manufacturing processes is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical studies or commercialization, including cost overruns, potential problems with process scale-up, process reproducibility, process comparability, stability issues, consistency and timely availability of reagents or raw materials. The manufacturing facilities in which AlloVir’s product candidates will be made could be adversely affected by earthquakes and other natural disasters, equipment failures, labor shortages, power failures, and numerous other factors. In the case of highly innovative advanced therapy medicinal products (ATMP), reagents and raw materials of optimal pharmaceutical grade are not always available and, in those cases, health agencies must grant exemptions as part of the registration process. If such exemptions are not granted, regulatory approvals may be delayed until such time as these requirements are met.

The process of manufacturing cellular therapies is susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing and distribution processes for any of AlloVir’s product candidates could result in reduced production yields, impact to key product quality attributes, and other supply disruptions. Product defects can also occur unexpectedly. If microbial, viral or other contaminations are discovered in AlloVir’s product candidates or in the manufacturing facilities in which its product candidates are made, these manufacturing facilities may need to be closed for an extended period of time to allow it to investigate and remedy the contamination. Because AlloVir’s multi-VST cell therapy product candidates are manufactured from the blood of third-party donors, the process of manufacturing is susceptible to the availability of the third-party donor material. The process of developing products that can be commercialized may be particularly challenging, even if they otherwise prove to be safe and effective. The manufacture of these product candidates involves complex processes. Some of these processes require specialized equipment and highly skilled and trained personnel. The process of manufacturing these product candidates will be susceptible to additional risks, given the need to maintain aseptic conditions throughout the manufacturing process. Contamination with viruses or other pathogens in either the donor material or materials utilized in the manufacturing process or ingress of microbiological material at any point in the process may result in contaminated or unusable product. This type of contaminations could result in delays in the manufacture of products which could result in delays in the development of AlloVir’s product candidates. These contaminations could also increase the risk of adverse side effects. Furthermore, AlloVir’s allogeneic products ultimately consist of many individual cell lines, each with a different HLA profile. As a result, the selection and distribution of the appropriate cell line for therapeutic use in a patient requires close coordination between clinical operations, supply chain and quality assurance personnel.

Any adverse developments affecting manufacturing operations for AlloVir’s product candidates may result in lot failures, inventory shortages, shipment delays, product withdrawals or recalls or other interruptions in the supply of its drug product which could delay the development of its product candidates. AlloVir may also have to write off inventory, incur other charges and expenses for supply of drug product that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives. Inability to meet the demand for AlloVir’s product candidates could damage its reputation and the reputation of its products among physicians, healthcare payors, patients or the medical community that supports its product development efforts, including hospitals and outpatient clinics.

Maintaining clinical and commercial timelines is dependent on AlloVir’s end-to-end supply chain network to support manufacturing; if it experiences problems with its third party suppliers, the development and potential commercialization of its product candidates may be delayed.

AlloVir relies in part on its CMOs or its partners for the production of its product candidates and the acquisition of materials incorporated in or used in the manufacturing or testing of its product candidates. AlloVir’s CMOs or partners are not its employees, and except for remedies available to it under its agreements with its CMOs or partners, it cannot directly control whether or not they devote sufficient time and resources, including experienced staff, to the manufacturing of supply for its ongoing preclinical studies and clinical trials.

Should AlloVir resume development of its product candidates, to meet its projected supply needs for clinical and commercial materials to support its activities through regulatory approval and commercial manufacturing of posoleucel and ALVR106 or any future product candidates resulting from its allogeneic T cell immunotherapy platform, it will need to transition the manufacturing of these materials to a CMO or its own facility. Regardless of where production occurs, AlloVir will need to develop relationships with suppliers of critical starting materials or reagents, increase the scale of production and demonstrate comparability of the material produced at these facilities to the material that was previously produced. Transferring manufacturing processes and know-how is complex and involves review and incorporation of both documented and undocumented processes that may have evolved over time. In addition, transferring production to different facilities may require utilization of new or different processes to meet the specific requirements of a given facility. AlloVir would expect additional comparability work will also need to be conducted to support the transfer of certain manufacturing processes and process improvements. AlloVir cannot be certain that all relevant know-how and data has been adequately incorporated into the manufacturing process until the completion of studies and the related evaluations intended to demonstrate the comparability of material previously produced with that generated by its CMO.

If AlloVir is not able to successfully transfer and produce comparable product candidates, its ability to further develop and manufacture its product candidates may be negatively impacted.

While access to the ElevateBio manufacturing facility provides AlloVir with flexibility within its manufacturing network, it still may need to identify additional CMOs for continued production of supply for some of its product candidates. Given the nature of AlloVir’s manufacturing processes, the number of CMOs who possess the requisite skill and capability to manufacture its T cell immunotherapy product candidates is limited. AlloVir has identified a limited number of alternate suppliers in the event ElevateBio and the current CMOs that it utilizes are unable to scale production, or if it otherwise experience any problems with them.

Manufacturing cellular therapies is complicated and tightly regulated by the FDA and comparable regulatory authorities around the world, and although alternative third-party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers, transfer manufacturing procedures to these alternative suppliers, and demonstrate comparability of material produced by such new suppliers. New manufacturers of any product candidate or intermediate would be required to qualify under applicable regulatory requirements. These manufacturers may not be able to manufacture AlloVir’s product candidates at costs, or in sufficient quantities, or in a timely manner necessary to complete development of its product candidates or make commercially successful products. If AlloVir is unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, it may not be able to complete development of its product candidates, or market or distribute them. In addition, should the FDA or comparable regulatory authorities not agree with AlloVir’s product candidate specifications and comparability assessments for these materials, further clinical development of its product candidate could be substantially delayed and it would incur substantial additional expenses.

Reliance on third-party manufacturers entails risks to which AlloVir would not be subject if it manufactured product candidates itself, including reliance on the third party for regulatory compliance and quality assurance, the possibility that the third-party manufacturer does not maintain the financial resources to meet its obligations under the manufacturing agreement, the possibility of breach of the manufacturing agreement by the third party because of factors beyond its control, including a failure to manufacture its product candidates or any products it may eventually commercialize in accordance with its specifications, misappropriation of its proprietary information, including its trade secrets and know-how, and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that AlloVir’s product candidates and any products that it may eventually commercialize be manufactured according to cGMP, cGTP and similar regulatory jurisdictional standards. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The FDA or similar foreign regulatory agencies may also implement new standards at any time or change their interpretations and enforcement of existing standards for manufacture, packaging or testing of products. AlloVir has limited control over its manufacturers’ compliance with these regulations and standards and although it monitors its manufacturers, it depends on them to provide honest and accurate information. Any failure by AlloVir’s third-party manufacturers to comply with cGMP or cGTP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, including on account of the outbreak of infectious disease, such as the COVID-19 pandemic, could lead to a delay in, or failure to obtain, regulatory approval of any of its product candidates. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to it, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical studies, refusal to approve pending applications or supplemental applications, detention or product, refusal to permit the import or export of products, injunction or imposing civil and criminal penalties.

AlloVir is dependent on a limited number of suppliers and, in some instances, a sole supplier, for some of its components and materials used in its product candidates.

AlloVir currently depends on a limited number of suppliers and, in some instances, a sole supplier, for some of the components and equipment necessary for the production of consumables, raw materials and starting materials used in the drug product manufacturing process. Specifically, AlloVir utilizes single sourced suppliers for cell culture media, peptides, cytokines and drug product formulation buffers for the manufacturing of drug product. AlloVir cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of its competitors or another company that decides not to continue producing these materials for it. AlloVir’s use of a sole or a limited number of suppliers of raw materials, components and finished goods exposes it to several risks, including disruptions in supply, price increases, late deliveries and an inability to meet customer demand. There are, in general, relatively few alternative sources of supply for these components. These vendors may be unable or unwilling to meet AlloVir’s future demands for its clinical trials or commercial sale. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. If AlloVir is able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. For example, the FDA or EMA could require additional supplemental data, manufacturing data and comparability data up to and including clinical trial data if AlloVir relies upon a new supplier. Any disruption in supply from any supplier or manufacturing location could lead to supply delays or interruptions which would damage AlloVir’s business, financial condition, results of operations and prospects.

If AlloVir is required to switch to a replacement supplier, the manufacture and delivery of its product candidates could be interrupted for an extended period, adversely affecting its business. Establishing additional or replacement suppliers may not be accomplished quickly. While AlloVir seeks to maintain adequate inventory of the components and materials used in its product candidates, any interruption or delay in the supply of components or materials, or its inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair its ability to conduct its clinical trials and, if its product candidates are approved, to meet the demand of its customers and cause them to cancel orders.

In addition, as part of the FDA’s approval of AlloVir’s product candidates, the FDA must review and approve the individual components of its production process, which includes raw materials, the manufacturing processes and facilities of its suppliers. Some of AlloVir’s current suppliers have not undergone this process nor have they had any components included in any product approved by the FDA.

AlloVir’s reliance on these suppliers subjects it to a number of risks that could harm its reputation, business, and financial condition, including, among other things:

•	the interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with its suppliers;

•	the inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for its components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	a delay in delivery due to its suppliers prioritizing other customer orders over its own;

•	damage to its reputation caused by defective components produced by its suppliers;

•	increased cost of its warranty program due to product repair or replacement based upon defects in components produced by its suppliers; and

•	fluctuation in delivery by its suppliers due to changes in demand from it or their other customers.

If any of these risks materialize, costs could significantly increase and AlloVir’s ability to conduct its clinical trials and, if its product candidates are approved, to meet demand for its products could be impacted. Some of these events could be the basis for FDA or other regulatory authority action, including injunction, recall, seizure, or total or partial suspension of production of its product candidates.

If AlloVir and its third-party manufacturers fail to comply with environmental, health and safety laws and regulations, AlloVir could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.

AlloVir and its third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. AlloVir’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. AlloVir’s operations also produce hazardous waste products. AlloVir generally contracts with third parties for the disposal of these materials and wastes. AlloVir cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from AlloVir’s or its third-party manufacturers’ use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. AlloVir also could incur significant costs associated with civil or criminal fines and penalties. Although AlloVir maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials with a policy limit that it believes is customary for similarly situated companies and adequate to provide it with insurance coverage for foreseeable risks, this insurance may not provide adequate coverage against potential liabilities. AlloVir does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological or hazardous materials.

In addition, AlloVir may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair AlloVir’s research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions, which could adversely affect AlloVir’s business, financial condition, results of operations and prospects.

If AlloVir’s sole raw material suppliers, clinical or commercial drug product manufacturing facility is damaged or destroyed or production at these facilities is otherwise interrupted, its business would be negatively affected.

In the past and, should AlloVir resume development of its product candidates, the manufacturing of posoleucel and ALVR106 VSTs takes place at an external cGMP CMO, and it primarily relies on a single contract testing laboratory for each drug product release test. AlloVir also utilizes single sourced suppliers for cell culture media, peptides, cytokines and drug product formulation buffers for the manufacturing of drug product. AlloVir plans to qualify back up and redundant raw material suppliers and additional CMOs to increase manufacturing capacity. If any manufacturing facility, raw material or drug product in AlloVir’s manufacturing network, or the equipment in these facilities, is either damaged or destroyed, it may not be able to quickly or inexpensively replace its manufacturing capacity or replace it at all. Additionally, changes to the manufacturing process that occur in the transfer or setup of new manufacturing facilities could require that AlloVir conducts bridging studies before being able to proceed with either clinical or commercial manufacturing activities. In the event of a temporary or protracted loss of a facility or its equipment, AlloVir may not be able to transfer manufacturing to a third party in the time required to maintain supply. Even if AlloVir could transfer manufacturing to a third party, the shift would likely be expensive and time-consuming, particularly since the new facility would need to comply with the necessary regulatory requirements or may require regulatory approval before selling any products manufactured at that facility. Such an event could delay AlloVir’s clinical studies or reduce its commercial product sales.

Currently, AlloVir maintains insurance coverage against damage to its property and to cover business interruption and research and development restoration expenses. However, AlloVir’s insurance coverage may not reimburse it, or may not be sufficient to reimburse it, for any expenses or losses it may suffer. AlloVir may be unable to meet its requirements for its product candidates if there were a catastrophic event or failure of its current manufacturing facility or processes.

General Risk Factors if the Merger if Not Completed

AlloVir does not know whether an active, liquid and orderly trading market will develop for its common stock or what the market price of its common stock will be and, as a result, it may be difficult for its stockholders to sell shares of its common stock.

AlloVir’s IPO closed on August 3, 2020. Prior to AlloVir’s IPO, there was no public market for shares of its common stock. Although AlloVir has completed its IPO and shares of its common stock are listed and trading on The Nasdaq Capital Market, an active trading market for its shares may never develop or be sustained. AlloVir’s stockholders may not be able to sell shares quickly or at the market price if trading in shares of its common stock is not active. Further, an inactive market may also impair AlloVir’s ability to raise capital by selling shares of its common stock and may impair its ability to enter into strategic partnerships or acquire companies or products by using its shares of common stock as consideration.

The trading price of AlloVir’s common stock may be volatile.

The trading price of AlloVir’s common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond its control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, these factors include:

•	the results of AlloVir’s past or any future preclinical studies, clinical trials or clinical development programs;

•

the commencement, enrollment, or results of clinical trials of AlloVir’s product candidates or any future clinical trials it may conduct, or changes in the development status of its product candidates;

•	adverse results or delays in preclinical studies and clinical trials;

•	AlloVir’s decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

•	any delay in AlloVir’s regulatory filings or any adverse regulatory decisions, including failure to receive regulatory approval of its product candidates;

•	changes in laws or regulations applicable to AlloVir’s products, including, but not limited to, clinical trial requirements for approvals;

•	adverse developments concerning AlloVir’s manufacturers or its manufacturing plans;

•	AlloVir’s inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

•	AlloVir’s inability to establish collaborations if needed;

•	AlloVir’s failure to commercialize its product candidates;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns or adverse events related to the use of AlloVir’s product candidates;

•	introduction of new products or services offered by AlloVir or its competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by AlloVir or its competitors;

•	AlloVir’s ability to effectively manage its growth;

•	the size and growth of AlloVir’s initial virus target markets;

•	AlloVir’s ability to successfully treat additional viral diseases;

•	actual or anticipated variations in quarterly operating results;

•	AlloVir’s cash position;

•	AlloVir’s failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;

•	publication of research reports about AlloVir or its industry, or viral immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of AlloVir’s common stock by it or its stockholders in the future;

•	trading volume of AlloVir’s common stock;

•	changes in accounting practices;

•	ineffectiveness of AlloVir’s internal controls;

•	disputes or other developments relating to intellectual property or proprietary rights, including patents, litigation matters and AlloVir’s ability to obtain patent protection for its technologies;

•	significant lawsuits, including intellectual property or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond AlloVir’s control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of AlloVir’s common stock, regardless of its actual operating performance. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. On January 19, 2024, a purported stockholder of AlloVir filed a putative class action lawsuit against AlloVir and certain of AlloVir’s officers in federal court in Massachusetts, alleging that AlloVir violated the federal securities laws by making allegedly false and misleading statements and omissions relating to its Phase 3 posoleucel trials. This type of litigation could result in substantial costs and a diversion of management’s attention and resources, which would harm AlloVir’s business, financial condition, results of operation and future prospects.

On February 9, 2024, AlloVir received a letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market, notifying it that, for the last 30 consecutive business days, its common stock had not maintained a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”), pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Nasdaq letter”). The Nasdaq letter did not result in the immediate delisting of AlloVir’s common stock from The Nasdaq Global Select Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), AlloVir has been provided an initial period of 180 calendar days, or until August 7, 2024 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement.

AlloVir was not expected to regain compliance with the Minimum Bid Price Requirement by the Compliance Date, and, on August 6, 2024, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(i), AlloVir applied to transfer to The Nasdaq Capital Market. On August 14, 2024, the stock was transferred to The Nasdaq Capital Market, and AlloVir was afforded an additional 180-calendar day period, or until February 3, 2025, to regain compliance with the Minimum Bid Price Requirement.

If at any time during this additional time period the closing bid price of AlloVir’s security is at least $1 per share for a minimum of 10 consecutive business days, AlloVir will provide written confirmation of compliance and this matter will be closed.

If compliance cannot be demonstrated by February 3, 2025, or AlloVir does not comply with the terms of this extension, Staff will provide written notification that AlloVir’s securities will be delisted. At that time, AlloVir may appeal the Staff’s delisting determination to a Nasdaq Hearing Panel (the “Panel”). AlloVir expects that its stock would remain listed pending the Panel’s decision. There can be no assurance that, if AlloVir does appeal the Staff’s delisting determination to the Panel, such appeal would be successful.

At a separate special meeting of AlloVir’s stockholders held on January 9, 2025, AlloVir stockholders approved an amendment to the AlloVir charter to, at the discretion of the AlloVir board of directors, effect a reverse stock split of AlloVir’s issued and outstanding common stock, including any AlloVir common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35, with the ratio within the range to be determined at the discretion of the AlloVir board of directors without further approval or authorization of AlloVir’s stockholders, in order to regain compliance with the Minimum Bid Price Requirement. On January 9, 2025, the AlloVir board of directors determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock. On January 14, 2025, AlloVir filed with the Secretary of State of the State of Delaware the amendment to the AlloVir charter to effect the reverse stock split. AlloVir’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 16, 2025. At the effective time of the reverse stock split, every 23 shares of AlloVir’s issued and outstanding common stock were automatically converted into one share of AlloVir common stock, without any change in the par value per share. Following the effective time of the reverse stock split, there can be no assurance that AlloVir will be able to regain compliance with the Minimum Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

AlloVir’s principal stockholders and management own a significant percentage of its stock and will be able to exert significant influence over matters subject to stockholder approval.

AlloVir’s executive officers, directors, and 5% stockholders beneficially owned approximately 72% of AlloVir common stock as of January 15, 2025. These stockholders will have the ability to influence AlloVir through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of AlloVir’s organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for AlloVir’s common stock that its stockholders may feel are in their best interest.

Raising additional capital may cause dilution to AlloVir’s existing stockholders, restrict its operations or require it to relinquish rights to its product candidates on terms that are unfavorable to it.

AlloVir may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that AlloVir raises additional capital through the sale of equity or convertible debt securities, the ownership interest of existing stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting AlloVir’s ability to take certain actions, including incurring additional debt, making capital expenditures, entering into licensing arrangements or declaring dividends. If AlloVir raises additional funds from third parties, it may have to relinquish valuable rights to its technologies or product candidates or grant licenses on terms that are not favorable to it. If AlloVir is unable to raise additional funds through equity or debt financing when needed, it may be required to delay, limit, reduce or terminate its product development or commercialization efforts for its product candidates, grant to others the rights to develop and market product candidates that it would otherwise prefer to develop and market itself or take other actions that are adverse to its business.

Future sales and issuances of AlloVir’s common stock or rights to purchase common stock, including pursuant to the 2020 plan, could result in additional dilution of the percentage ownership of its stockholders and could cause its stock price to fall.

AlloVir expects that significant additional capital may be needed in the future to continue its planned operations, including conducting clinical trials, expanded research and development activities, and costs associated with operating as a public company. To raise capital, AlloVir may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner it determines from time to time. If AlloVir sells common stock, convertible securities, or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to AlloVir’s existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of its common stock.

Pursuant to the 2020 plan, its management is authorized to grant stock options to its employees, directors, and consultants.

The number of shares of AlloVir’s common stock reserved for issuance under the 2020 plan increased on January 1, 2024 and shall be cumulatively increased each January 1 thereafter by 5% of the total number of shares of its common stock outstanding on December 31 of the preceding calendar year or a lesser number of shares determined by its board of directors. Unless AlloVir’s board of directors elects not to increase the number of shares available for future grant each year, its stockholders may experience additional dilution, which could cause its stock price to fall.

AlloVir does not intend to pay dividends on its common stock, so any returns will be limited to the value of its stock.

AlloVir currently anticipates that it will retain future earnings for the development, operation, and expansion of its business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, AlloVir may enter into agreements that prohibit it from paying cash dividends without prior written consent from its contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on its common stock. Any return to stockholders will therefore be limited to the appreciation of their stock, which may never occur.

AlloVir is an emerging growth company and a smaller reporting company, and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make its common stock less attractive to investors.

AlloVir is an emerging growth company, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. For as long as AlloVir continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. AlloVir could be an emerging growth company for up to five years following 2020, the year in which it completed its IPO, although circumstances could cause it to lose that status earlier. AlloVir will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of its IPO, (b) in which it has total annual gross revenue of at least $1.235 billion or (c) in which it is deemed to be a large accelerated filer, which requires the market value of its common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. AlloVir has elected to not “opt out” of this exemption from complying with new or revised accounting standards and, therefore, it will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that it either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

Even after AlloVir no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in AlloVir’s periodic reports and proxy statements. AlloVir cannot predict if investors will find its common stock less attractive because it may rely on these exemptions. If some investors find AlloVir’s common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile.

AlloVir incurs significant increased costs as a result of operating as a public company, and its management is required to devote substantial time to new compliance initiatives.

As a public company, AlloVir incurs significant legal, accounting, and other expenses that it did not incur as a private company. AlloVir is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will require, among other things, that it files with the SEC annual, quarterly, and current reports with respect to its business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of AlloVir’s IPO. AlloVir intends to take advantage of this new legislation but cannot guarantee that it will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which AlloVir operates its business in ways it cannot currently anticipate.

AlloVir expects the rules and regulations applicable to public companies to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of AlloVir’s management and personnel from other business concerns, they could have a material adverse effect on its business, financial condition, and results of operations. The increased costs will decrease AlloVir’s net income or increase its net loss and may require it to reduce costs in other areas of its business or increase the prices of its products or services. For example, AlloVir expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be required to incur substantial costs to maintain the same or similar coverage. AlloVir cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for AlloVir to attract and retain qualified persons to serve on its board of directors, its board committees, or as executive officers.

Sales of a substantial number of shares of AlloVir’s common stock by its existing stockholders in the public market could cause its stock price to fall.

Sales of a substantial number of shares of AlloVir’s common stock in the public market or the perception that these sales might occur could depress the market price of its common shares, could make it more difficult for you to sell your common stock at a time and price that you deem appropriate and could impair its ability to raise capital through the sale of additional equity securities. AlloVir is unable to predict the effect that sales may have on the prevailing market price of its common stock.

AlloVir has broad discretion over the use of its cash and cash equivalents and may not use them effectively.

AlloVir’s management has broad discretion to use its cash and cash equivalents to fund its operations and could spend these funds in ways that do not improve AlloVir’s results of operations or enhance the value of its common stock. The failure by AlloVir’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on its business, cause the price of its common stock to decline and delay the development of its product candidates. Pending AlloVir’s use to fund operations, it may invest its cash and cash equivalents in a manner that does not produce income or that loses value.

Anti-takeover provisions under AlloVir’s charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of its common stock and may prevent or frustrate attempts by its stockholders to replace or remove its current management.

AlloVir’s amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of its company or changes in its board of directors that its stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of its stockholders;

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a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to its board of directors;

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a requirement that no member of its board of directors may be removed from office by its stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of its voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of its voting stock to amend any bylaws by stockholder action or to amend specific provisions of its certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because AlloVir is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of its outstanding voting stock. These antitakeover provisions and other provisions in AlloVir’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of its board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving it. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing or cause AlloVir to take other corporate actions they desire. Any delay or prevention of a change of control transaction or changes in AlloVir’s board of directors could cause the market price of its common stock to decline.

AlloVir’s amended and restated bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers, or employees.

AlloVir’s amended and restated bylaws provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of its directors, officers, and employees to it or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, its amended and restated certificate of incorporation or its amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. AlloVir’s amended and restated bylaws further provide that, unless it consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, AlloVir’s amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of its common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in AlloVir’s amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts. Additionally, the forum selection clauses in AlloVir’s amended and restated bylaws may limit AlloVir stockholders’ ability to bring a claim in a forum that they find favorable for disputes with it or its directors, officers or employees, which may discourage such lawsuits against it and its directors, officers and employees even though an action, if successful, might benefit its stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce AlloVir’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, AlloVir may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to AlloVir than its stockholders.

If AlloVir fails to establish and maintain proper and effective internal control over financial reporting, its operating results and its ability to operate its business could be harmed.

Ensuring that AlloVir has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. AlloVir’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with AlloVir’s IPO, it began the process of documenting, reviewing, and improving its internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of its internal control over financial reporting. AlloVir has begun recruiting additional finance and accounting personnel with certain skill sets that it will need as a public company.

Implementing any appropriate changes to AlloVir’s internal controls may distract its officers and employees, entail substantial costs to modify its existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of AlloVir’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase its operating costs and harm its business. In addition, investors’ perceptions that AlloVir’s internal controls are inadequate or that it is unable to produce accurate financial statements on a timely basis may harm its stock price and make it more difficult for it to effectively market and sell its service to new and existing customers.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about AlloVir’s business, its stock price and trading volume could decline.

The trading market for AlloVir’s common stock may depend in part on the research and reports that securities or industry analysts publish about AlloVir or its business. Securities and industry analysts do not currently, and may never, publish research on AlloVir. If no securities or industry analysts commence coverage of AlloVir, the trading price for its stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover AlloVir downgrades its stock or publishes inaccurate or unfavorable research about its business, its stock price may decline. If one or more of these analysts ceases coverage of AlloVir or fails to publish reports on it regularly, demand for its stock could decrease, which might cause its stock price and trading volume to decline.

Risks Related to Kalaris

Risks Related to Kalaris’ Financial Position and Need for Additional Capital

Kalaris has incurred significant losses since its inception. Kalaris expects to continue to incur significant expenses and operating losses for the foreseeable future, and may never achieve or maintain profitability.

Since inception, Kalaris has incurred significant operating losses. Kalaris’ net losses were $47.1 and $11.2 for the nine months ended September 30, 2024 and 2023, respectively, and for the year ended December 31, 2023, Kalaris’ net loss was $14.7 million. As of September 30, 2024, Kalaris had cash and cash equivalents of $1.9 million and an accumulated deficit of $94.5 million. Kalaris does not have any products approved for sale and has not generated any revenue from product sales or otherwise. To date, Kalaris has funded its operations primarily from sales of its redeemable convertible preferred stock, issuances of convertible promissory notes and a simple agreement for future equity. Kalaris has devoted substantially all of its resources to organizing and staffing, business planning, raising capital, acquiring its technology, establishing its intellectual property portfolio and performing research and development of its product candidate. Kalaris is in the early stages of development of its lead product candidate, TH103. Kalaris received investigational new drug (“IND”), clearance for TH103 for the treatment of patients with neovascular, or wet, age related macular degeneration (“nAMD”), in June 2024 and, in August 2024, Kalaris treated the first patient in its Phase 1 open-label clinical trial to investigate the safety, tolerability, dose range and pharmacokinetic profile or intravitreal injection of TH103 in patients with nAMD.

Kalaris expects to continue to incur significant expenses and operating losses for the foreseeable future, including costs associated with operating as a public company. Kalaris anticipates that its expenses will increase substantially if and as Kalaris:

•	conducts its ongoing Phase 1 clinical trial of TH103 in patients with nAMD;

•	continues to progress the development of TH103 in future preclinical studies and clinical trials;

•	advances any future product candidate that Kalaris may develop into preclinical and clinical development;

•	maintains, expands, enforces and protects its intellectual property portfolio;

•	seeks regulatory and marketing approvals for TH103 and any other product candidate that successfully completes clinical trials;

•	seeks to identify and maintain additional collaborations and license agreements, and the success of those collaborations and license agreements;

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makes any payments under its existing or future strategic collaboration agreements, licensing agreements or sponsored research agreements, including with the University of California, San Diego (“UCSD”);

•	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any product candidate for which it may obtain marketing approval;

•	generates revenue from commercial sales of product candidates that it may receive marketing approval;

•	hires additional clinical, regulatory, manufacturing, quality control, development and scientific personnel;

•	in-licenses or acquires additional technologies or product candidates;

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establishes a commercial manufacturing source and secures supply chain capacity sufficient to provide commercial quantities of any product candidates it may develop for which it obtains regulatory approval; and

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add operational, financial and management information systems and personnel, including personnel to support its product development and planned future commercialization efforts and its operations as a public company.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, Kalaris is unable to accurately predict the timing or amount of increased expenses or when, or if, Kalaris will be able to achieve or maintain profitability. Kalaris’ expenses could increase beyond its expectations if, among other things:

•	it is required by regulatory authorities in the United States, Europe, or other jurisdictions to perform trials or studies in addition to, or different than, those that it currently expects;

•	there are any delays in establishing appropriate manufacturing arrangements for or completing the development of TH103 or any other product candidate it may develop; or

•	there are any third-party challenges to its intellectual property or it needs to defend against any intellectual property-related claim.

Even if Kalaris obtains marketing approval for and is successful in commercializing one or more product candidates, Kalaris expects to incur substantial additional product development and other expenditures to develop and market additional product candidates or to expand the approved indications of any marketed product. Kalaris may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors that may adversely affect its business. The size of Kalaris’ future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue.

Kalaris has never generated revenue from product sales and may never achieve or maintain profitability.

Kalaris only recently initiated clinical development of its lead product candidate, TH103, and expects that it will be many years, if ever, before it has a product candidate ready for commercialization. To become and remain profitable, Kalaris must succeed in completing development of, obtaining marketing approval for and eventually commercializing, one or more products that generate significant revenue. The ability to achieve this success will require Kalaris to be effective in a range of challenging activities, including:

•	completing preclinical and clinical trials;

•	identifying additional product candidates;

•	obtaining marketing approval for these product candidates;

•	manufacturing, marketing and selling any products for which it may obtain marketing approval; and

•	achieving market acceptance of products for which it may obtain marketing approval as viable treatment options.

Kalaris may never succeed in these activities and, even if it does, Kalaris may never generate revenues that are significant enough to achieve profitability. Even if Kalaris achieves profitability, Kalaris may not be able to sustain or increase profitability on a quarterly or annual basis. Kalaris’ failure to become and remain profitable would depress the value of its company and could impair its ability to raise capital, expand its business, maintain its product development efforts, diversify its pipeline or even continue its operations.

Kalaris is heavily dependent on the success of its lead product candidate, TH103, which will require significant clinical testing before Kalaris can seek marketing approval and potentially generate commercial sales. If TH103 does not receive marketing approval or is not successfully commercialized, or if there is significant delay in doing so, Kalaris’ business will be harmed.

Kalaris only recently initiated its first clinical trial, has no products that are approved for commercial sale and may never be able to develop marketable products. Kalaris expects that a substantial portion of its efforts and expenditures for the foreseeable future will be devoted to TH103. Kalaris’ business currently depends heavily on the successful development, marketing approval and commercialization of TH103. Kalaris cannot be certain that TH103 will achieve success in ongoing or future clinical trials, receive marketing approval or be successfully commercialized.

If Kalaris were required to discontinue development of TH103, or if TH103 does not receive marketing approval for one or more of the indications Kalaris pursues, fails to achieve significant market acceptance, or fails to receive adequate reimbursement, Kalaris may be delayed by many years in its ability to achieve profitability, if ever, and may not be able to generate sufficient revenue to continue its business.

Kalaris will need substantial additional funding for its continuing operations. If Kalaris is unable to raise capital when needed or on acceptable terms, Kalaris could be forced to delay, reduce or eliminate its product development programs or commercialization efforts.

Kalaris expects to devote substantial financial resources to its ongoing and planned activities, particularly as Kalaris conducts its ongoing clinical trial of TH103; prepares for future preclinical studies and clinical trials of TH103; prepares for, initiates and conducts preclinical studies and clinical trials of other product candidates it may develop; and potentially seeks marketing approval for any of the product candidates it may develop. Kalaris expects its expenses to increase substantially over time in connection with its ongoing and planned activities, particularly as Kalaris advances its preclinical activities and its ongoing and planned clinical trials. In addition, if Kalaris obtains marketing approval for TH103 or any other product candidate it may develop, Kalaris expects to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Furthermore, upon the closing of the merger with AlloVir, Kalaris expects to incur additional costs associated with operating as a public company. Accordingly, Kalaris will need to obtain substantial additional funding in connection with its continuing operations. If Kalaris is unable to raise additional capital or obtain adequate funds when needed or on acceptable terms, Kalaris may be required to delay, limit, reduce or terminate its product development programs or any future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. In addition, attempting to secure additional financing may divert the time and attention of Kalaris’ management from day-to-day activities and distract from its product development efforts.

Kalaris’ future capital requirements will depend on many factors, including:

•	the progress, costs and results of its ongoing Phase 1 clinical trial of TH103 and future preclinical studies and clinical trials of TH103;

•	the scope, progress, costs and results of preclinical and clinical development for any product candidates it may develop;

•	the success of any collaborations with third parties;

•	its ability to scale up its manufacturing processes and capabilities to support clinical trials of TH103 and other product candidates it may develop;

•	the costs, timing and outcome of regulatory review of TH103 and other product candidates it may develop;

•	potential changes in the regulatory environment and enforcement rules;

•	its ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the payment of license fees and other costs of its technology license arrangements;

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the costs and timing of future commercialization activities, including product manufacturing, sales, marketing and distribution, for TH103 and other product candidates it may develop for which it may receive marketing approval;

•	its ability to obtain and maintain acceptance of any approved products by patients, the medical community and third-party payors;

•	the amount and timing of revenue, if any, received from commercial sales of TH103 and any other product candidates it may develop for which it receives marketing approval;

•	potential changes in pharmaceutical pricing and reimbursement infrastructure;

•	the availability of raw materials for use in production of its product candidates;

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the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing its intellectual property and proprietary rights and defending any intellectual property-related claims; and

•	the extent to which it in-licenses or acquires additional technologies or product candidates.

As of September 30, 2024, Kalaris had cash and cash equivalents of $1.9 million. To date, Kalaris has financed its operations primarily through the issuance and sale of redeemable convertible preferred stock, convertible promissory notes, and a simple agreement for future equity. In October 2024, Kalaris entered into a convertible note purchase agreement with Samsara BioCapital L.P. (“Samsara LP”) to issue to Samsara LP and other investors who subsequently join the agreement up to $25.0 million of convertible promissory notes with a maturity date of May 31, 2025. In October and November 2024, Kalaris received $10.0 million in the initial closings of the convertible note financing. Pursuant to the merger agreement, Kalaris is permitted to enter into a series of financings to fund its operations prior to the closing of the merger in an amount not to exceed $15.0 million in the aggregate on a to be converted post-money basis, with up to $7.5 million to be provided by AlloVir and up to $7.5 million to be provided by existing Kalaris stockholders. On January 10, 2025, as a part of the first tranche of the additional permitted bridge financing, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir (the “AlloVir note”) under which AlloVir funded a principal amount of $3.75 million, and Kalaris issued convertible promissory notes in an aggregate principal amount of $3.75 million to existing Kalaris stockholders. Kalaris expects to receive an additional $7.5 million in the second tranche of the additional permitted financing in February 2025, of which $3.75 million is expected to be provided by existing Kalaris stockholders and the remaining $3.75 million is expected to be provided by AlloVir. Upon the closing of the merger, the AlloVir note will be cancelled and the aggregate amount outstanding under the AlloVir note will be added to AlloVir’s net cash. Based on its current operating plans, Kalaris management has determined that its existing cash and cash equivalents are not sufficient to fund its operating expenses and capital expenditure requirements for at least one year from the issuance date of the financial statements included elsewhere in this proxy statement/prospectus and has concluded that there is substantial doubt about Kalaris’ ability to continue as a going concern. As a result, Kalaris management has included disclosures in Note 2 of the audited financial statements and Kalaris’ independent auditor included an explanatory paragraph in its report on Kalaris’ audited financial statements as of and for the year ended December 31, 2023 with respect to this uncertainty. Following the closing of the Merger, Kalaris expects that its cash and cash equivalents, together with cash resources of AlloVir, will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of 2026. However, Kalaris has based these estimates on assumptions that may prove to be wrong, and its operating plans may change as a result of many factors currently unknown to Kalaris. In addition, changing circumstances could cause Kalaris to consume capital significantly faster than it currently anticipates, and Kalaris may need to spend more than currently expected because of circumstances beyond its control. As a result, Kalaris could deplete its capital resources sooner than it currently expects. In addition, because the successful development of TH103 or other product candidates that Kalaris may pursue is highly uncertain, at this time Kalaris cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of any product candidate.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Kalaris may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Kalaris’ product candidates, if approved, may not achieve commercial success. Kalaris will not generate commercial revenues unless and until it can achieve sales of products, which Kalaris does not anticipate for a number of years, if at all. Accordingly, Kalaris will need to obtain substantial additional financing to achieve its business objectives. Adequate additional financing may not be available to Kalaris on acceptable terms, or at all, and Kalaris may be impacted by the economic climate and market conditions. For example, market volatility resulting from general United States or global economic or market conditions, including related to any health epidemics, pandemics or other contagious outbreaks (including any resurgence of the COVID-19 pandemic), could also adversely impact Kalaris’ ability to access capital as and when needed. Alternatively, Kalaris may seek additional capital due to favorable market conditions or strategic considerations, even if Kalaris believes it has sufficient funds for its current or future operating plans.

Raising additional capital may cause dilution to Kalaris’ stockholders, restrict its operations or require Kalaris to relinquish rights to its technologies or product candidates.

Until such time, if ever, as Kalaris can generate significant revenues from product sales, Kalaris expects to finance its operations through a combination of public or private equity offerings or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. To the extent that Kalaris raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Kalaris’ stockholders’. Any debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Kalaris’ ability to take specific actions, such as incurring additional debt, selling or licensing its assets, making capital expenditures, declaring dividends or encumbering its assets to secure future indebtedness.

If Kalaris raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Kalaris may have to relinquish valuable rights to its technologies, future revenue streams, product candidates or grant licenses on terms that may not be favorable to Kalaris. If Kalaris is unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to Kalaris, Kalaris would be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.

Kalaris’ limited operating history may make it difficult for you to evaluate the success of Kalaris’ business to date and to assess the combined company’s future viability.

Kalaris was incorporated and commenced operations in 2019. Kalaris is a clinical-stage company with a limited operating history. Kalaris’ operations to date have been limited to organizing and staffing, business planning, raising capital, acquiring its technology, establishing its intellectual property portfolio and performing research and development of its product candidate. Kalaris’ prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early-stages of operations. Kalaris has not yet demonstrated its ability to successfully develop any product candidate, obtain marketing approvals, manufacture a commercial scale product or arrange for a third party to do so on its behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about Kalaris’ future success or viability may not be as accurate as they could be if Kalaris had a longer operating history or a history of successfully developing, obtaining marketing approval for and commercializing products.

In addition, as Kalaris’ business grows, Kalaris may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. Kalaris will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. Kalaris may not be successful in such a transition. As Kalaris continues to build its business, Kalaris expects its financial condition and operating results to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond Kalaris’ control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Kalaris has identified material weaknesses in its internal control over financial reporting and may identify additional material weaknesses in the future or fail to maintain an effective system of internal control over financial reporting, which may result in material misstatements of its financial statements.

Kalaris has identified material weaknesses in its internal control over financial reporting as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis.

Kalaris did not fully maintain components of the Committee of Sponsoring Organizations of the Treadway Commission framework, including elements of the control environment, risk assessment, monitoring activities, information and communication, and control activities components, relating to: (i) Kalaris’ commitment to attract, develop, and retain competent individuals; (ii) identifying, assessing, and communicating appropriate objectives, (iii) identifying and analyzing risks to achieve these objectives; (iv) selecting, developing, and performing ongoing evaluations to ascertain whether the components of internal controls are present and functioning; (v) communicating accurate information internally and externally, including providing information pursuant to objectives, responsibilities, and functions of internal control; (vi) selecting and developing control activities that contribute to the mitigation of risks and support achievement of objectives and (vii) deploying control activities through policies that establish what is expected and procedures that put policies into action.

These material weaknesses could result in a misstatement of substantially all of Kalaris’ accounts or disclosures that would result in a material misstatement of Kalaris’ annual or interim financial statements that would not be prevented or detected.

To remediate these material weaknesses, Kalaris is actively recruiting additional accounting personnel with appropriate experience, certification, education and training. Kalaris is in the process of implementing additional measures and risk assessment procedures designed to improve Kalaris’ disclosure controls and procedures and internal control over financial reporting to address the underlying causes of these material weaknesses, including the implementation of appropriate segregation of duties, formalization of accounting policies and controls, and implementation of accounting systems to automate manual processes. Kalaris has engaged financial consultants to assist with the implementation of internal controls over financial reporting and are actively recruiting an audit committee financial expert. To the extent that Kalaris is not able to hire and retain such individuals or is unable to successfully design and implement such controls, the material weaknesses identified may not be remediated and management may be required to record additional adjustments to its financial statements in the future or otherwise not be able to produce timely or accurate financial statements. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above, the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective. These remediation measures will be time-consuming and require financial and operational resources. If Kalaris’ management concludes that Kalaris’ internal control over financial reporting is not effective, such a determination could adversely affect investor confidence in Kalaris and the valuation of its common stock.

While Kalaris is implementing measures to remediate the material weaknesses, Kalaris cannot predict the success of such measures or the outcome of its assessment of these measures at this time. Kalaris can give no assurance that these measures will remediate the deficiencies in internal control over financial reporting or that additional material weaknesses or significant deficiencies in its internal control over financial reporting will not be identified in the future. Kalaris’ failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause it to fail to meet its reporting obligations.

Kalaris’ ability to use its net operating loss carryforwards (“NOLs”) and research and development tax credit carryforwards to offset future taxable income may be subject to certain limitations.

Kalaris has a history of cumulative losses and anticipates that it will continue to incur significant losses in the foreseeable future. As a result, Kalaris does not know whether or when it will generate taxable income necessary to utilize its NOLs or research and development tax credit carryforwards. As of December 31, 2023, Kalaris had federal and state NOLs of $21.9 million and $3.9 million, respectively, and federal and state research and development tax credit carryforwards totaling $1.7 million and $0.7 million, respectively.

In general, under Section 382 of the Code and corresponding provisions of state law, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs and research and development tax credit carryforwards to offset future taxable income. Kalaris has not conducted a study to assess whether any such ownership changes have occurred. Kalaris experienced an ownership change in March 2022 and may experience ownership changes in the future (which may be outside its control). As a result, if and to the extent Kalaris earns net taxable income, Kalaris’ ability to use its pre-change NOLs and research and development tax credit carryforwards to offset such taxable income may be subject to limitations.

Risks Related to Research and Development of Kalaris’ Product Candidates

Kalaris is early in its development efforts. If Kalaris is unable to commercialize TH103 or any product candidate it may develop or experiences significant delays in doing so, Kalaris’ business will be materially harmed.

Kalaris is early in its development efforts. Kalaris received IND clearance for TH103 for the treatment of patients with nAMD in June 2024 and, in August 2024, Kalaris treated the first patient in its Phase 1 clinical trial of

TH103 for patients with nAMD. Kalaris’ ability to generate revenues from product sales, which Kalaris does not expect will occur for many years, if ever, will depend heavily on the successful development, marketing approval and eventual commercialization of TH103 or one or more other product candidates, which may never occur. The success of TH103 and any other product candidate Kalaris may develop will depend on many factors, including the following:

•	successfully completing preclinical studies;

•	successfully enrolling patients in Kalaris’ Phase 1 clinical trial of TH103 and completing the clinical trial;

•	successfully initiating and completing future clinical trials;

•	scaling up manufacturing processes and capabilities to support clinical trials of TH103 and any other product candidate Kalaris may develop;

•	applying for and receiving marketing approvals from applicable regulatory authorities;

•	obtaining and maintaining intellectual property protection and regulatory exclusivity for TH103 and any other product candidates Kalaris may develop;

•	making arrangements with third-party manufacturers, or establishing commercial manufacturing capabilities, for both clinical and commercial supplies of Kalaris’ product candidates;

•	establishing sales, marketing and distribution capabilities and launching commercial sales of Kalaris’ products, if and when approved, whether alone or in collaboration with others;

•	acceptance of TH103 and any other product candidate Kalaris may develop, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;

•	maintaining, enforcing, defending and protecting Kalaris’ rights in its intellectual property portfolio;

•	not infringing, misappropriating or otherwise violating others’ intellectual property or proprietary rights; and

•	maintaining a continued acceptable safety profile of Kalaris’ products following receipt of any marketing approvals.

If Kalaris does not achieve one or more of these factors in a timely manner or at all, Kalaris could experience significant delays or an inability to successfully develop and commercialize TH103 and any other product candidate it may develop, which would materially harm its business. As a company, Kalaris has limited experience in clinical development. Any predictions about the future success or viability of TH103 or any product candidates Kalaris may develop in the future may not be as accurate as they could be if Kalaris had a history of conducting clinical trials.

Drug development involves a lengthy and expensive process, with an uncertain outcome. The results of preclinical studies and early clinical trials may not be predictive of future results. Kalaris may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of TH103 or any other product candidate it may develop.

Kalaris dosed the first patient in its Phase 1 clinical trial of TH103 in August 2024. The risk of failure for TH103 and any other product candidate Kalaris may develop is high. It is impossible to predict when or if TH103 or any other product candidate Kalaris may develop will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of a product candidate,

Kalaris must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of such product candidate in humans. Clinical trials may fail to demonstrate that TH103 or any of Kalaris’ other product candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application for marketing approval.

Before Kalaris can commence clinical trials for any product candidate it may develop other than TH103, Kalaris must complete extensive preclinical testing and studies, manufacturing process development studies, and analytical development studies that support Kalaris’ planned INDs and other applications to regulatory authorities in the United States or similar applications in other jurisdictions. Kalaris cannot be certain of the timely completion or outcome of its preclinical testing and studies and cannot predict if the outcome of its preclinical testing and studies will ultimately support the further development of Kalaris’ current or future product candidates or whether regulatory authorities will accept Kalaris’ proposed clinical programs. In addition, before Kalaris can commence clinical trials of TH103 for Diabetic Macular Edema, diabetic retinopathy, and Retinal Vein Occlusion, or any other intraocular indication, it must submit and clear INDs for the applicable indications in the United States or similar applications in other jurisdictions. As a result, Kalaris may not be able to submit applications to initiate clinical development of product candidates on the timelines Kalaris expects, if at all, and the submission of these applications may not result in regulatory authorities allowing clinical trials to begin. Furthermore, product candidates are subject to continued preclinical safety studies, which may be conducted concurrently with Kalaris’ clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact Kalaris’ ability to continue to conduct its clinical trials.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. Kalaris cannot guarantee that any of its clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of TH103 or any other product candidate Kalaris may develop to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of Kalaris’ other product candidates or cause regulatory authorities to require additional testing before approving any of its product candidates.

Kalaris may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent Kalaris’ ability to receive marketing approval or commercialize any product candidates, including:

•	regulators or IRBs may not authorize it or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or at all;

•	it may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	regulators may determine that the planned design of its clinical trials is flawed or inadequate;

•

clinical trials of its product candidates may produce negative or inconclusive results, and it may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs;

•	it may be unable to establish clinical endpoints that applicable regulatory authorities consider clinically meaningful;

•

preclinical testing may produce results based on which it may decide, or regulators may require it, to conduct additional preclinical studies before it proceeds with certain clinical trials, limit the scope of its clinical trials, halt ongoing clinical trials or abandon product development programs;

•

the number of patients required for clinical trials of its product candidates may be larger than it anticipates, enrollment in these clinical trials may be slower than it anticipates or participants may drop out of these clinical trials at a higher rate than it anticipates;

•	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to it in a timely manner, or at all;

•

it may decide, or regulators or IRBs may require it, to suspend or terminate clinical trials of its product candidates for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•

regulators or IRBs may require it to perform additional or unanticipated clinical trials to obtain approval or it may be subject to additional post-marketing testing requirements to maintain marketing approval;

•	regulators may revise the requirements for approving its product candidates, or such requirements may not be as it anticipates;

•	the cost of clinical trials of its product candidates may be greater than it anticipates;

•	the supply or quality of its product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate;

•	its product candidates may have undesirable side effects or other unexpected characteristics, causing it or its clinical investigators, regulators or IRBs to suspend or terminate the trials;

•	regulators may withdraw their approval of a product or impose restrictions on its distribution; and

•

business interruptions resulting from any health epidemics, pandemics or other contagious outbreaks (including any resurgence of the COVID-19 pandemic) may result in adverse effects on its business and operations.

If Kalaris is required to conduct additional clinical trials or other testing of its product candidates beyond those that Kalaris currently contemplate, if Kalaris is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, if there are safety concerns or if Kalaris determines that the observed safety or efficacy profile would not be competitive in the marketplace, Kalaris may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval;

•	not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Kalaris’ product development costs will also increase if Kalaris experiences delays in preclinical studies or clinical trials or in obtaining marketing or other regulatory approvals. Kalaris does not know whether any of its preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Kalaris may also determine to change the design or protocol of one or more of its clinical trials, including to add additional patients or arms, which could result in increased costs and expenses or delays. Significant preclinical study or clinical trial delays also could shorten any periods during which Kalaris may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Kalaris does and impair Kalaris’ ability to successfully commercialize its product candidates and may harm its business and results of operations.

Kalaris may conduct clinical trials at sites outside the United States. The FDA may not accept data from trials conducted in such locations, and the conduct of trials outside the United States could subject Kalaris to additional delays and expense.

Kalaris may conduct one or more clinical trials at trial sites that are located outside the United States. The acceptance by the FDA or other regulatory authorities of study data from clinical trials conducted outside their jurisdiction may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (3) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in TH103 or any other product candidate Kalaris may develop not receiving approval for commercialization in the applicable jurisdiction.

Conducting clinical trials outside the United States also exposes Kalaris to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research;

•	diminished protection of intellectual property in some countries; and

•	interruptions or delays in Kalaris’ trials resulting from geopolitical events, such as war or terrorism.

The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and preliminary or interim results of a clinical trial do not necessarily predict final results. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. In particular, the small number of patients in Kalaris’ ongoing or future early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. For example, even if successful, the results of Kalaris’ Phase 1 clinical trial of TH103 may not be predictive of the results of further clinical trials of TH103 or any other product candidate Kalaris may develop. Kalaris’ product candidates may also fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Kalaris’ current or future clinical trials may not ultimately be successful or support further clinical development of any of its product candidates and Kalaris cannot assure you that any clinical trials that it may conduct will demonstrate consistent or adequate efficacy and safety to support marketing approval. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and Kalaris cannot be certain that it will not face similar setbacks. Any such setbacks in Kalaris’ clinical development could materially harm its business and results of operations.

Interim and preliminary results from Kalaris’ clinical trials that it announces or publishes from time to time may change as more participant data becomes available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, Kalaris may announce or publish interim or preliminary results from Kalaris’ clinical trials. Interim results from clinical trials that Kalaris may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Kalaris also makes assumptions, estimations, calculations, and conclusions as part of its analyses of data, and Kalaris may not have received or had the opportunity to fully evaluate all data. Preliminary or interim results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Kalaris previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could be material and could significantly harm Kalaris’ reputation and business prospects.

If Kalaris experiences delays or difficulties in the enrollment of patients in its clinical trials for TH103 or any other product candidate it develops, Kalaris’ receipt of necessary marketing approvals could be delayed or prevented.

Identifying and qualifying patients to participate in Kalaris’ Phase 1 clinical trial for TH103 and any other product candidate it may develop is critical to Kalaris’ success. Successful and timely completion of clinical trials will require that Kalaris enrolls a sufficient number of patients who remain in the trial until its conclusion. Kalaris may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside of the United States. In particular, Kalaris’ Phase 1 clinical trial of TH103 is open for enrollment and the first patient was treated in August 2024. In addition, some of Kalaris’ competitors have ongoing clinical trials for product candidates that treat the same indications as TH103, and patients who would otherwise be eligible for Kalaris’ clinical trials may instead enroll in clinical trials of its competitors’ product candidates. Kalaris cannot predict how successful it will be at enrolling subjects in future clinical trials. Patient enrollment is affected by a variety of other factors, including:

•	the prevalence and severity of the disease under investigation;

•	the eligibility criteria for the trial in question;

•	the perceived risks and benefits of the product candidate under trial;

•	the requirements of the trial protocols;

•	the availability of existing FDA approved or off-label treatments for the indications for which Kalaris is conducting clinical trials;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment;

•	Kalaris’ ability to obtain and maintain patient consents;

•	the proximity and availability of clinical trial sites for prospective patients;

•	the conduct of clinical trials by competitors for product candidates that treat the same indications or address the same patient populations as Kalaris’ product candidates;

•	the cost to, or lack of adequate compensation for, prospective patients; and

•	the impact of any health epidemics, pandemics or other contagious outbreaks (including any resurgence of the COVID-19 pandemic).

Kalaris’ inability to locate and enroll a sufficient number of patients for its clinical trials would result in significant delays, could require it to abandon one or more clinical trials altogether and could delay or prevent its receipt of necessary marketing approvals. Enrollment delays in Kalaris’ clinical trials may result in increased development costs for its product candidates, which could cause the value of Kalaris’ business to decline and limit its ability to obtain additional financing.

If dose limiting toxicities, serious adverse events, undesirable side effects or unexpected characteristics are identified during the development of TH103 or any other product candidate Kalaris may develop, Kalaris may need to abandon or limit its further clinical development of those product candidates.

Kalaris’ Phase 1 clinical trial of TH103 is open for enrollment and the first patient was treated in August 2024. If TH103 or any other product candidate Kalaris may develop is associated with dose limiting toxicities, serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected in clinical trials or preclinical testing, Kalaris may need to abandon development of such product candidate or limit development to more narrow uses or subpopulations in which the dose limiting toxicities, serious adverse events, undesirable side effects or unexpected characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In pharmaceutical development, many compounds that initially showed promise in early-stage or clinical testing are later found to cause side effects that delay or prevent further development of the compound or decrease the size of the patient population for whom the compound could ultimately be prescribed.

Additionally, if the results of Kalaris’ clinical trials reveal undesirable side effects, Kalaris, regulatory authorities or the IRBs at the institutions in which Kalaris’ trials are conducted could suspend or terminate Kalaris’ clinical trials, regulatory authorities could order Kalaris to cease clinical trials or deny approval of its product candidates for any or all targeted indications or Kalaris could be forced to materially modify the design of its clinical trials. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of Kalaris’ clinical trials or result in potential liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. If Kalaris elects or is forced to suspend or terminate any clinical trial of its product candidates, the commercial prospects of such product candidate will be harmed, and Kalaris’ ability to generate revenues from sales of such product candidate will be delayed or eliminated. Any of these occurrences could materially harm Kalaris’ business.

If TH103 or any of other product candidate Kalaris may develop receives marketing approval and Kalaris, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, Kalaris’ ability to market the drug could be compromised.

Kalaris has initiated a Phase 1 clinical trial of TH103 for nAMD. Clinical trials will be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that Kalaris’ clinical trials may indicate an apparent positive effect of TH103 that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If TH103 or any other product candidate Kalaris may develop receives marketing approval, and Kalaris, or others, later discover that they are less effective than previously believed, or cause undesirable side effects, a number of potentially significant negative consequences could result, including:

•	withdrawal or limitation by regulatory authorities of approvals of such product;

•	seizure of the product by regulatory authorities;

•	recall of the product;

•	restrictions on the marketing of the product or the manufacturing process for any component thereof;

•	requirement by regulatory authorities of additional warnings on the label;

•	requirement that Kalaris implement a risk evaluation and mitigation strategy or create a medication guide outlining the risks of such side effects for distribution to patients;

•	commitment to expensive post-marketing studies as a prerequisite of approval by regulatory authorities of such product;

•	the product may become less competitive;

•	initiation of regulatory investigations and government enforcement actions;

•	initiation of legal action against Kalaris to hold it liable for harm caused to patients; and

•	harm to Kalaris’ reputation and resulting harm to physician or patient acceptance of its products.

In particular, Kalaris is developing TH103 to be a best-in-class anti-vascular endothelial growth factor (“VEGF”) therapeutic for common retinal neovascular and exudative diseases. Even if TH103 were to receive marketing approval for any such indication, it may fail to demonstrate longer acting and increased VEGF activity that results in improved real-world outcomes for patients. Any of these events could prevent Kalaris from achieving or maintaining market acceptance of a particular product candidate, if approved, and could significantly harm Kalaris’ business, financial condition, and results of operations.

Kalaris may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because Kalaris has limited financial and managerial resources, Kalaris focuses on product candidates that it identifies for specific indications. As a result, Kalaris may forego or delay the pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Kalaris may curtail, pause, delay or cease development of product candidates at any stage of preclinical or clinical development based on a variety of factors, including Kalaris’ judgments regarding costs or timing of further development, probability of success of clinical development, regulatory requirements, commercial potential, relative benefits and costs and its overall corporate strategy. Kalaris’ resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Kalaris’ spending on product development programs and product candidates for specific indications may not yield any commercially viable products. If Kalaris does not accurately evaluate the commercial potential or target market for a particular product candidate, Kalaris may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for Kalaris to retain sole development and commercialization rights to such product candidate. Failure to allocate resources or capitalize on strategies in a successful manner will have an adverse impact on Kalaris’ business.

Risks Related to the Commercialization of Kalaris’ Product Candidates

Even if TH103 or any other product candidate Kalaris may develop receives marketing approval, Kalaris may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, and the market opportunity for any of Kalaris’ product candidates, if approved, may be smaller than it estimates.

If TH103 or any of other product candidate Kalaris may receives marketing approval, Kalaris may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. There is already a large and well-established market for anti-VEGF therapies for retinal diseases, and patients may continue to rely on existing FDA approved or off-label therapies. Efforts to educate the medical community and third-party payors on the benefits of Kalaris’ product candidates may require significant resources and may not be successful. If Kalaris’ product candidates do not achieve an adequate level of acceptance, Kalaris may not generate significant revenues from product sales and it may not become profitable. The degree of market acceptance of Kalaris’ product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages of Kalaris’ product candidates compared to the advantages and relative risks of alternative treatments;

•	the effectiveness of sales and marketing efforts;

•	its ability to offer its products, if approved, for sale at competitive prices;

•	the clinical indications for which the product is approved;

•	the cost of treatment in relation to alternative treatments;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

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the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out of pocket for required co-payments or in the absence of third-party coverage or adequate reimbursement;

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product labeling or product insert requirements of the FDA, the European Medical Agency (the “EMA”) or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	the prevalence and severity of any side effects;

•	support from patient advocacy groups; and

•	any restrictions on the use of its products, if approved, together with other medications.

Kalaris’ assessment of the potential market opportunity for its product candidates is based on industry and market data it obtained from industry publications, research, surveys and studies conducted by third parties and its analysis of these data, research, surveys and studies. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While Kalaris believes these industry publications and third-party research, surveys and studies are reliable, Kalaris has not independently verified such data. Kalaris’ estimates of the potential market opportunities for its product candidates include a number of key assumptions based on its industry knowledge, industry publications and third-party research, surveys and studies, which may be based on a small sample size and fail to accurately reflect market opportunities. While Kalaris believes that its internal assumptions are reasonable, no independent source has verified such assumptions. If any of Kalaris’ assumptions or estimates, or these publications, research, surveys or studies prove to be inaccurate, then the actual market for any of Kalaris’ product candidates may be smaller than it expects, and as a result Kalaris’ revenues from product sales may be limited and it may be more difficult for Kalaris to achieve or maintain profitability.

If Kalaris is unable to establish sales, marketing and distribution capabilities or enter into sales, marketing and distribution agreements with third parties, Kalaris may not be successful in commercializing its product candidates if and when they are approved.

Kalaris does not have a sales or marketing infrastructure and has no experience as a company in the sale, marketing or distribution of biopharmaceutical products. To achieve commercial success for any product for which Kalaris may obtain marketing approval, Kalaris will need to establish a sales, marketing and distribution organization, either itself or through collaborations or other arrangements with third parties.

Kalaris intends to commercialize TH103, if approved in the United States, with its own specialty salesforce. There are risks involved with Kalaris establishing its own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which Kalaris recruits a sales force and establishes marketing capabilities is delayed or does not occur for any reason, Kalaris would have prematurely or unnecessarily incurred these commercialization expenses. These efforts may be costly, and Kalaris’ investment would be lost if it cannot retain or reposition its sales and marketing personnel. In general, the cost of establishing and maintaining a sales and marketing organization may exceed the cost-effectiveness of doing so.

Factors that may inhibit Kalaris’ efforts to commercialize its products on its own include:

•	its inability to recruit, train and retain adequate numbers of effective sales, marketing, market access, distribution, customer service, medical affairs and other support personnel;

•	its inability to equip sales personnel with effective materials;

•	its inability to effectively manage a geographically dispersed sales and marketing team;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;

•	the inability to price its products at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute its products to segments of the patient population;

•	the lack of complementary products to be offered by sales personnel, which may put Kalaris at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If Kalaris is unable to establish its own sales, marketing and distribution capabilities and it enters into arrangements with third parties to perform these services, Kalaris’ revenues from product sales and its profitability, if any, are likely to be lower than if Kalaris were to market, sell and distribute any products that it develops itself. In addition, Kalaris may not be successful in entering into arrangements with third parties to sell, market and distribute its product candidates or may be unable to do so on terms that are acceptable to Kalaris. Kalaris likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If Kalaris does not establish sales, marketing and distribution capabilities successfully, either on its own or in collaboration with third parties, Kalaris will not be successful in commercializing its product candidates.

Kalaris faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it does, thus rendering Kalaris’ products non-competitive, obsolete or reducing the size of the market for its products.

The biopharmaceutical industry, and in particular the market for products treating retinal diseases, is characterized by intense investment and competition aimed at rapidly advancing new technologies. Kalaris’ product candidates are expected to face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Any product candidates that Kalaris successfully develops and commercializes will compete with existing therapies and new therapies that may emerge in the future within the field of ophthalmology and, furthermore, within the treatment of retinal disease.

Kalaris is aware of a number of companies generally pursuing products to treat retinal diseases, including large pharmaceutical companies that have commercialized or are developing treatments for nAMD include Novartis AG (“Novartis”), Regeneron Pharmaceuticals, Inc. (“Regeneron”), AbbVie Inc. (“AbbVie”) and F. Hoffmann-La Roche AG (“Roche”). Novartis has received FDA approval for brolucizumab; Regeneron has received FDA approval for aflibercept and aflibercept HD; and Roche has received FDA approval for faricimab, ranibizumab and bevacizumab, though bevacizumab is not approved specifically for nAMD. AbbVie is currently collaborating with RegenexBio Inc. (“RegenexBio”) to develop ABBV-RGX-314 as a potential treatment for nAMD. Outlook Therapeutics, Inc. is developing bevacizumab-vikg, an investigational ophthalmic formulation of bevacizumab as a potential treatment for nAMD.

Several companies have received FDA approval for biosimilars to treat nAMD, including: Samsung Bioepis Co., Ltd. and Biogen Inc., which received approval for Byooviz (ranibizumab-nuna), a ranibizumab biosimilar, in September 2021 and Opuviz (aflibercept-yszy) in May 2024; Coherus BioSciences, Inc., which obtained approval for Cimerli (ranibizumab-eqrn), a ranibizumab biosimilar, in August 2022; Formycon AG, which received approval for Ahzantive (aflibercept-mrbb) in June 2024; Sandoz Group AG, which received approval for Enzeevu (aflibercept-abzv) in August 2024; Mylan Laboratories Inc. and Biocon Biologics Limited, which received approval for Yesafili (afliberceptjbvf), an aflibercept biosimilar, in May 2024; and Amgen Inc., which received approval for Pavblu (aflibercept-ayyh) in August 2024. Should these biosimilars enter the market they may provide new, cost-effective options for the treatment of nAMD, as well as other retinal conditions mediated by VEGF.

Emerging biopharmaceutical companies advancing therapeutic candidates through clinical trials to treat nAMD include 4D Molecular Therapeutics, Inc. (“4D Molecular Therapeutics”), Adverum Biotechnologies, Inc. (“Adverum”), RegenexBio, Eyepoint Pharmaceuticals, Inc. (“Eyepoint Pharmaceuticals”) and Ocular Therapeutix, Inc. (“Ocular Therapeutix”) among others. 4D Molecular Therapeutics, Adverum and RegenexBio are each advancing anti-VEGF gene therapy candidates to treat nAMD. 4D Molecular Therapeutics’ product candidate is in an ongoing Phase 1/2 trial, Adverum’s product candidate is in an ongoing Phase 2 trial and RegenexBio’s product candidate is in a pivotal clinical trial for nAMD and a Phase 2 trial for a potential DR treatment. Eyepoint Pharmaceuticals is developing a sustained release, small molecule pan-VEGF inhibitor, which is currently under evaluation in an ongoing Phase 3 trial for nAMD and a Phase 2 trial for DME. Ocular Therapeutix is currently conducting a Phase 3 trial of axitinib intravitreal implant, a small molecule tyrosine kinase inhibitor to treat nAMD, which is also being evaluated in a Phase 1/2 trial for DR.

Many of the companies against which Kalaris is competing or against which Kalaris may compete in the future, either alone or in combination with their respective strategic partners, have significantly greater financial, technical and human resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, the regulatory approval process, and marketing than Kalaris does. These same competitors also compete with Kalaris in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Kalaris’ development programs. Kalaris’ commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Kalaris may develop. Kalaris’ competitors also may obtain FDA or other marketing approval for their products more rapidly than Kalaris may obtain approval for its products, which could result in Kalaris’ competitors establishing a strong market position before it is able to enter the market. In addition, Kalaris’ ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic and/or biosimilar products. There are biosimilar products currently on the market for certain of the indications that Kalaris is pursuing, and additional products are expected to become available on a generic basis over the coming years. If Kalaris’ product candidates are approved, Kalaris expects that they will be priced at a significant premium over competitive generic products.

Technology in the biopharmaceutical industry has undergone rapid and significant change, and Kalaris expects that it will continue to do so. Any products or processes that Kalaris develops may become obsolete or uneconomical before it recovers any expenses incurred in connection with their development.

Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of Kalaris’ competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These third parties compete with Kalaris in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Kalaris’ business.

Kalaris has pursued and may in the future pursue the in-license or acquisition of rights to complementary technologies and product candidates on an opportunistic basis. However, Kalaris may be unable to in-license or acquire any additional technologies or product candidates from third parties. The acquisition and licensing of technologies and product candidates is a competitive area, and a number of more established companies also have similar strategies to in-license or acquire technologies and product candidates that Kalaris may consider attractive. These established companies may have a competitive advantage over Kalaris due to their size, cash resources and greater development and commercialization capabilities. In addition, companies that perceive Kalaris to be a competitor may be unwilling to assign or license rights to it. Kalaris also may be unable to in-license or acquire the relevant technology or product candidate on terms that would allow Kalaris to make an appropriate return on its investment.

Clinical trial and product liability lawsuits against Kalaris could divert its resources and could cause Kalaris to incur substantial liabilities and to limit commercialization of any products that it may develop.

Kalaris faces an inherent risk of clinical trial and product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk if Kalaris commercially sells any products that it may develop. While Kalaris currently has no products that have been approved for commercial sale, the ongoing, planned and future use of product candidates by Kalaris in clinical trials, and the sale of any approved products in the future, may expose it to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated adverse effects. If Kalaris cannot successfully defend itself against claims that its product candidates or products caused injuries, Kalaris will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that Kalaris may develop;

•	termination of clinical trials;

•	withdrawal of marketing approval, recall, restriction on the approval or a “black box” warning or contraindication for an approved drug;

•	withdrawal of clinical trial participants;

•	significant costs to defend any related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	injury to Kalaris’ reputation and significant negative media attention;

•	reduced resources of Kalaris’ management to pursue its business strategy;

•	distraction of management’s attention from Kalaris’ primary business; and

•	the inability to commercialize any products that Kalaris may develop.

Kalaris may need to increase its insurance coverage as Kalaris expands its clinical trials or if it commences commercialization of its product candidates. Insurance coverage is increasingly expensive. Kalaris may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against Kalaris for uninsured liabilities or in excess of insured liabilities, Kalaris’ assets may not be sufficient to cover such claims and its business operations could be impaired.

Risks Related to Kalaris’ Dependence on Third Parties

Kalaris relies, and expects to continue to rely, on third parties to conduct its clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, which may prevent or delay Kalaris’ ability to seek or obtain marketing approval for or commercialize its product candidates or otherwise harm its business. If Kalaris is not able to maintain these third-party relationships or if these arrangements are terminated, Kalaris may have to alter its development and commercialization plans and its business could be adversely affected.

Kalaris relies, and expects to continue to rely, on third-party clinical research organizations, in addition to other third parties such as research collaboratives, clinical data management organizations, medical institutions and clinical investigators, to conduct its Phase 1 clinical trial of TH103 and any other clinical trials it conducts. Kalaris currently has no plans to independently conduct clinical trials of TH103 or any other product candidate that it may develop. These CROs and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. These third-party arrangements might terminate for a variety of reasons, including a failure to perform by the third parties. If Kalaris needs to enter into alternative arrangements, its product development activities might be delayed.

Kalaris’ reliance on these third parties for product development activities reduces its control over these activities but does not relieve Kalaris of its responsibilities. For example, Kalaris will remain responsible for ensuring that each of its clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires Kalaris to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Regulatory authorities in Europe and other jurisdictions have similar requirements. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If Kalaris or any of its CROs or trial sites fail to comply with applicable GCPs, the clinical data generated in Kalaris’ clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require Kalaris to perform additional clinical trials before approving its marketing applications. Kalaris is also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Kalaris’ clinical trials in accordance with regulatory requirements or Kalaris’ stated protocols, Kalaris will not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates and will not be able to, or may be delayed in its efforts to, successfully develop and commercialize its product candidates. Furthermore, these third parties may also have relationships with other entities, some of which may be Kalaris’ competitors. In addition, principal investigators for Kalaris’ clinical trials may serve as scientific advisors or consultants to Kalaris from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned, and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application Kalaris submits to the FDA. Any such delay or rejection could prevent Kalaris from commercializing its product candidates.

If any of Kalaris’ relationships with these third parties terminate, Kalaris may not be able to enter into arrangements with alternative third parties or do so on commercially reasonable terms. Switching or adding more CROs, investigators and other third parties involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays can occur, which could materially impact Kalaris’ ability to meet its desired clinical development timelines. Although Kalaris plans to carefully manage its relationships with its CROs, investigators and other third parties, Kalaris may nonetheless encounter challenges or delays in the future, which could have a material and adverse impact on its business, financial condition and prospects.

Manufacturing biologics is complex, and Kalaris may experience manufacturing problems that result in delays in its development or future commercialization programs.

The manufacturing of biologics is complex and difficult and Kalaris may experience production issues or interruptions for TH103 or any other product candidate it may develop, including raw material or starting material variability in terms of quality, cell line viability, productivity or stability issues, shortages of any kind, shipping, distribution, storage and supply chain failures, growth media contamination, equipment malfunctions, operator errors, facility contamination, labor problems, natural disasters, disruption in utility services, terrorist activities, or acts of god that are beyond Kalaris’ control or the control of its contract development and manufacturing organizations (“CDMOs”).

Given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm Kalaris’ or its CDMOs’ ability to produce TH103 or any other product candidate it may develop on schedule and could harm Kalaris’ results of operations and cause reputational damage. Some of the raw materials that Kalaris are required in its manufacturing process are derived from biologic sources. Such raw materials may be difficult to procure and may be subject to contamination or recall.

Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory or potentially delay progression of Kalaris’ preclinical or clinical development of TH103 and any other product candidate it may develop. If Kalaris successfully develops TH103 and any other product candidate, Kalaris may encounter problems achieving adequate quantities and quality that meet FDA, EMA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. The ability to scale Kalaris’ manufacturing and maintain the manufacturing process at the same levels of quality and efficiency is yet to be tested. If Kalaris or its third-party CDMOs are unable to scale its manufacturing at the same levels of quality and efficiency, Kalaris may not be able to supply the required number of doses for clinical trials or commercial supply. A material shortage, contamination or manufacturing failure in the manufacture of TH103 and any other product candidate Kalaris may develop or other adverse impact or disruption in the commercial manufacturing or the production of clinical material could materially harm Kalaris’ development timelines and its business, financial condition, results of operations and prospects.

Kalaris relies on third-party CDMOs for the manufacture of both drug substance and finished drug product of its product candidates for preclinical and clinical testing and expects to continue to do so for commercialization. This reliance on third parties increases the risk that Kalaris will not have sufficient quantities of its product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair Kalaris’ development or commercialization efforts.

Kalaris does not own or operate, and currently has no plans to establish, any manufacturing facilities. Kalaris relies, and expects to continue to rely, on third-party CDMOs for both drug substance and finished drug product, as well as for commercial manufacture if any of Kalaris’ product candidates receive marketing approval. This reliance on third parties increases the risk that Kalaris will not have sufficient quantities of its product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair Kalaris’ development or commercialization efforts. Kalaris may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if Kalaris is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the potential failure to manufacture its product candidate or product according to its specifications;

•	the potential failure to manufacture its product candidate or product according to its schedule or at all;

•	the possible misappropriation of its proprietary information, including its trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for Kalaris.

Kalaris or its third-party manufacturers may encounter shortages in the manufacturing of supplies, raw materials or active pharmaceutical ingredients necessary to produce Kalaris’ product candidates in the quantities needed for its clinical trials or, if Kalaris’ product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or active pharmaceutical ingredients, including shortages caused by the purchase of such raw materials or active pharmaceutical ingredients by Kalaris’ competitors or others. Kalaris and its third-party manufacturers’ failure to obtain the raw materials or active pharmaceutical ingredients necessary to manufacture sufficient quantities of Kalaris’ product candidates may have a material adverse effect on its business.

Kalaris’ third-party manufacturers are subject to inspection and approval by regulatory authorities before it can commence the manufacture and sale of any of its product candidates, and thereafter subject to ongoing inspection from time to time. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Kalaris’ failure, or the failure of its third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Kalaris, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Kalaris’ products.

Kalaris’ product candidates and any products that it may develop may compete with other product candidates and products for access to manufacturing facilities. As a result, Kalaris may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for Kalaris. Any performance failure on the part of Kalaris’ existing or future manufacturers could delay clinical development or marketing approval. If any of Kalaris’ current contract manufacturers cannot perform as agreed, Kalaris may be required to replace such manufacturers. Although Kalaris believes that there are several potential alternative manufacturers who could manufacture its product candidates, Kalaris may incur added costs and delays in identifying and qualifying any such replacement or be unable to reach agreement with an alternative manufacturer.

Kalaris’ current and anticipated future dependence upon others for the manufacture of its product candidates or products may adversely affect Kalaris’ future profit margins and its ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Kalaris currently relies, and may in the future rely, on single-source suppliers for certain materials and components used in the manufacturing of its product candidates.

Kalaris currently relies, and may in the future rely, on single-source suppliers for certain materials and components used in the manufacturing of its product candidates. There are, for certain of these materials and components, few, if any, alternative sources of supply and there is limited need for multiple suppliers at this stage of Kalaris’ business. Kalaris cannot ensure that these suppliers will remain in business, have sufficient capacity or supply to meet Kalaris’ needs, be able to supply materials to Kalaris at costs that are acceptable to it, or that they will not be purchased by one of Kalaris’ competitors or another company that is not interested in continuing to work with Kalaris. Kalaris’ use of single-source suppliers of certain materials and components exposes it to several risks, including disruptions in supply, price increases or late deliveries. Kalaris’ suppliers may be unable or unwilling to meet Kalaris’ future demands for its clinical trials. Establishing additional or replacement suppliers for these materials and components could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from these single-source suppliers could lead to supply delays or interruptions which would materially adversely affect Kalaris’ business, financial condition and results of operations.

Kalaris may enter into collaborations with third parties for the research, development and commercialization of certain of its product candidates. If Kalaris’ collaborations are not successful, Kalaris may not be able to capitalize on the market potential of these product candidates and its business could be adversely affected.

Kalaris may enter into third-party collaborators for the research, development and commercialization of certain of its product candidates. Kalaris’ likely collaborators include large and mid-size pharmaceutical companies and biotechnology companies. Any such arrangements with third parties will likely limit Kalaris’ control over the amount and timing of resources that Kalaris’ collaborators dedicate to the development or commercialization of Kalaris’ product candidates it may seek to develop with them. Kalaris’ ability to generate revenues from these arrangements will depend on Kalaris’ collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements. Kalaris cannot predict the success of any collaboration that it enters into.

Collaborations involving Kalaris’ product candidates it may develop pose the following risks to Kalaris:

•	collaborators have significant discretion in determining the amount and timing of efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•

collaborators may not pursue development of Kalaris’ product candidates or may elect not to continue or renew development programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition or business combination, that divert resources or create competing priorities;

•

collaborators may not pursue development and commercialization of any product candidates that achieve marketing approval or may elect not to continue or renew commercialization programs based on results of clinical trials or other studies, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition or business combination, that may divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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Kalaris may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform its stockholders about the status of such product candidates on a discretionary basis;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Kalaris’ product candidates and products if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Kalaris’;

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product candidates discovered in collaboration with Kalaris may be viewed by Kalaris’ collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of Kalaris’ product candidates;

•	a collaborator may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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a collaborator may seek to renegotiate or terminate their relationship with Kalaris due to unsatisfactory clinical results, manufacturing issues, a change in business strategy, a change of control or other reasons;

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a collaborator with marketing and distribution rights to one or more of Kalaris’ product candidates that achieve marketing approval may not commit sufficient resources to the marketing and distribution of such product or products;

•

disagreements with collaborators, including disagreements over intellectual property or proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for Kalaris with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	Kalaris may lose certain valuable rights under circumstances identified in its collaborations, including if it undergoes a change of control;

•

collaborators may not properly obtain, maintain, enforce, defend or protect Kalaris’ intellectual property or proprietary rights or may use its proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate its intellectual property or proprietary information or expose Kalaris to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to Kalaris’ collaborations;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose Kalaris to litigation and potential liability;

•	collaborations may be terminated, and, if terminated, Kalaris could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates; and

•

collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If a present or future collaborator of Kalaris was to be involved in a business combination, the continued pursuit and emphasis on its product development or commercialization program under such collaboration could be delayed, diminished or terminated.

If any collaborations that Kalaris enters into does not result in the successful development and commercialization of products or if one of Kalaris’ collaborators terminates its agreement with Kalaris, Kalaris may not receive any future research funding or milestone or royalty payments under the collaboration. If Kalaris does not receive the funding it expects under these agreements, or does not receive it in the timeframe in which Kalaris expects to receive it, the development of Kalaris’ product candidates could be delayed, and Kalaris may need additional resources to develop its product candidates. All of the risks relating to product development, marketing approval and commercialization described herein also apply to the activities of Kalaris’ collaborators.

Kalaris may in the future decide to collaborate with biopharmaceutical companies for the development and potential commercialization of any product candidates Kalaris may develop. These relationships, or those like them, may require Kalaris to incur non-recurring and other charges, increase Kalaris’ near- and long-term expenditures, issue securities that dilute Kalaris’ existing stockholders, or disrupt Kalaris’ management and business. In addition, Kalaris could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Kalaris’ ability to reach a definitive collaboration agreement will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of several factors. If Kalaris licenses rights to any product candidates Kalaris or its collaborators may develop, Kalaris may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture.

Kalaris may seek to establish additional collaborations. If Kalaris is not able to establish or maintain additional collaborations, on commercially reasonable terms, Kalaris may have to alter its development and commercialization plans and its business could be adversely affected.

Kalaris plans to selectively pursue collaborations with leading biopharmaceutical companies with particular experience, including development and commercial expertise and capabilities. Kalaris faces significant competition in attracting appropriate collaborators, and a number of more established companies may also be pursuing strategies to license or acquire third-party intellectual property rights that Kalaris considers attractive. These established companies may have a competitive advantage over Kalaris due to their size, financial resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Kalaris to be a competitor may be unwilling to assign or license rights to Kalaris. Whether Kalaris reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Kalaris’ ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, the terms of any existing collaboration agreements, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Kalaris for its product candidate. Kalaris may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate, document and execute. In addition, there have been a significant number of recent business combinations among large biopharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any collaboration Kalaris may enter into may limit its ability to enter into future agreements on particular terms or covering similar target indications with other potential collaborators.

If Kalaris is unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms or at all, Kalaris may have to curtail the development of a product candidate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Kalaris expects to fund and undertake development or commercialization activities on its own, Kalaris may need to obtain additional expertise and additional capital, which may not be available to Kalaris on acceptable terms or at all. If Kalaris fails to enter into collaborations and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Kalaris may not be able to further develop its product candidates or bring them to market and generate revenue from product sales, which could have an adverse effect on Kalaris’ business, prospects, financial condition and results of operations.

Any acquisitions or in-license transactions that Kalaris completes could disrupt its business, cause dilution to its stockholders or reduce its financial resources.

Kalaris may enter into transactions to in-license or acquire other businesses, intellectual property, technologies, product candidates or products. If Kalaris determines to pursue a particular transaction, Kalaris may not be able to complete the transaction on favorable terms, or at all. Any in-licenses or acquisitions Kalaris completes may not strengthen its competitive position, and these transactions may be viewed negatively by investors. Kalaris may decide to incur debt in connection with an in-license or acquisition or issue its common stock or other equity securities to the stockholders of the target company, which would reduce the percentage ownership of Kalaris’ existing stockholders. Kalaris could incur losses resulting from undiscovered liabilities that are not covered by the indemnification it may obtain from the seller. In addition, Kalaris may not be able to successfully integrate the acquired personnel, technologies and operations into its existing business in an effective, timely and nondisruptive manner. In-license and acquisition transactions may also divert management attention from day-to-day responsibilities, increase Kalaris’ expenses and reduce its cash available for operations and other uses. Kalaris cannot predict the number, timing or size of additional future in-licenses or acquisitions or the effect that any such transactions might have on its operating results.

Risks Related to Kalaris’ Intellectual Property

If Kalaris is unable to obtain and maintain sufficient intellectual property protection for its technology, its product candidates, and product candidates Kalaris may develop, or if the scope of the intellectual property protection obtained is not sufficiently broad, Kalaris’ competitors or other third parties could develop and commercialize products similar or identical to Kalaris’, and Kalaris ability to successfully develop and, if approved, commercialize its product candidates may be adversely affected.

Kalaris relies upon a combination of patents, trademarks, trade secret protection, and confidentiality agreements to protect the intellectual property related to its development programs and product candidates. Kalaris’ success depends in part on its ability to obtain and maintain patent protection in the United States and other countries with respect to TH103 or its other current or future product candidates. If Kalaris is unable to obtain or maintain patent protection with respect to TH103 or its other current or future product candidates, and their uses, Kalaris’ business, financial condition, resultant operations and prospects could be materially harmed.

Kalaris generally seeks to protect its proprietary position by filing patent applications in the United States and abroad related to its development programs, product candidates and novel discoveries that are important to its business, as appropriate. Kalaris’ pending and future patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that Kalaris’ patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties, including generics. The patent prosecution process is expensive and time-consuming, and Kalaris may not be able to file, prosecute, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patents and patent applications that Kalaris owns may fail to result in issued patents with claims that protect TH103 and its other current or future product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to Kalaris’ patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. Even if patents do successfully issue and even if such patents cover TH103 or Kalaris’ other current or future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to Kalaris could deprive Kalaris of rights necessary for the successful commercialization of any product candidates that Kalaris may develop. Further, the scope and coverage of such patents may be so narrow that a third party could successfully design around Kalaris’ patents without materially impacting the therapeutic effectiveness of the resulting drug product. Further, if Kalaris encounters delays in regulatory approvals, the period of time during which Kalaris could market a product candidate under patent protection could be reduced.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Kalaris or any of its potential future collaborators will be successful in protecting its product candidates by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•

the USPTO requires Kalaris to disclose all material references to the Patent Examiner during prosecution of its patent applications at the USPTO, and failure to do so could result in a third party successfully challenging its ability to enforce a patent against an infringer;

•	patent applications may not result in any patents being issued;

•	granted patents may not have a claim scope that covers TH103 or Kalaris’ other current or future product candidates;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

Kalaris’ competitors, many of whom have substantially greater resources than Kalaris does and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block Kalaris’ ability to make, use and sell its product candidates;

•

there may be significant pressure on the United States government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for treatments of diseases or conditions that prove successful, as a matter of public policy regarding worldwide health concerns; and

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop and market competing products.

The patent prosecution process is also expensive and time-consuming, and Kalaris may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on its patent applications, at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. Kalaris may not be able to obtain or maintain patent applications and patents due to the subject matter claimed in such patent applications and patents being in disclosures in the public domain. It is also possible that Kalaris will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, for patent rights that Kalaris has or will in license from third parties, Kalaris may not have the right to control the preparation, filing, and prosecution of such patent applications, or to maintain the patents, directed to technology that Kalaris licenses from those third parties. Kalaris may also require the cooperation of its licensor(s) in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, any licensed patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Kalaris’ business. Kalaris cannot be certain that patent prosecution and maintenance activities by any of its current or future licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause Kalaris to lose rights in any applicable intellectual property that Kalaris in-licenses, and as a result, its ability to develop and commercialize products or product candidates may be adversely affected and Kalaris may be unable to prevent competitors from making, using and selling competing products.

If the patent applications Kalaris holds or in-licenses (or will hold or in-license) with respect to its development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for TH103 or Kalaris’ other current or future product candidates, it could dissuade other companies from collaborating with Kalaris to develop product candidates, and threaten its ability to commercialize TH103 and its other current or future product candidates. Any such outcome could have a materially adverse effect on Kalaris’ business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been and will continue to be the subject of litigation and new legislation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect Kalaris’ rights to the same extent as the laws of the United States. For example, many countries restrict the patentability of methods of treatment of the human body. Publications in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Kalaris cannot know with certainty whether Kalaris was the first to make the inventions claimed in its own patents or pending patent applications, or that Kalaris was the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of Kalaris’ patent rights are highly uncertain. Kalaris’ pending and future patent applications may not result in patents being issued which protect its technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Kalaris’ patents or narrow the scope of its patent protection. For example, the America Invents Act created new administrative post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings that allow third parties to challenge the validity of issued patents. This applies to all of Kalaris’ United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. In addition to increasing uncertainty with regard to Kalaris’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Kalaris’ ability to obtain new patents or to enforce its existing patents and patents that Kalaris might obtain in the future.

Moreover, Kalaris may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging its patent rights or the patent rights of others. The costs of defending patents or enforcing proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Kalaris’ patent rights, allow third parties to commercialize Kalaris’ technology or products and compete directly with Kalaris, without payment to Kalaris, or result in Kalaris’ inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Kalaris’ patents and patent applications is threatened, it could dissuade companies from collaborating with Kalaris to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and Kalaris’ owned and licensed patents and patent applications may be challenged in the courts or patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. An adverse decision in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Kalaris’ ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay incurred by the USPTO in examining the patent application (patent term adjustment). The scope of patent protection may also be limited.

Without patent protection for its current or future product candidates, Kalaris may be open to competition from generic versions of such products. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Kalaris’ patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Kalaris’.

Kalaris cannot be certain that the claims in patents or its pending patent applications directed to TH103 and its other current or future product candidates will be considered patentable by the USPTO, by patent offices in foreign countries, by the courts, or by other relevant authority. One aspect of the determination of patentability of Kalaris’ inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which Kalaris is not aware that may affect the patentability of its patent claims or, if issued, affect the validity or enforceability of a patent claim relevant to its business. There is no assurance that there is not prior art of which Kalaris is aware, but which Kalaris does not believe is relevant to its business, which may, nonetheless, ultimately be found to limit its ability to make, use, sell, offer for sale or import its products that may be approved in the future, or impair its competitive position. Even if the patents do issue based on the patent applications Kalaris solely owns, co-owns, or exclusively licenses, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in Kalaris’ portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around its claims. If the breadth or strength of Kalaris’ intellectual property position with respect to its product candidates is threatened, it could dissuade companies from collaborating with Kalaris to develop, and threaten Kalaris’ ability to commercialize, its product candidates. In the event of litigation or administrative proceedings, Kalaris cannot be certain that the claims in any of its issued patents will be considered valid by courts in the United States or foreign countries.

Patent terms may be inadequate to protect Kalaris’ competitive position on its product candidates for an adequate amount of time.

Kalaris relies on patent, trademark, trade secret and other intellectual property protection in the development, manufacturing and sale of TH103 and its other current and any future product candidates. In particular, patent protection is important in the development and eventual commercialization of TH103 and Kalaris’ other current or any future product candidates. Patents covering TH103 and Kalaris’ other current or any future product candidates normally provide market exclusivity, which is important in order for TH103 and its other current or any future product candidates to become profitable.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Various extensions may be available, but the life of a patent, and the protection it affords is limited. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering Kalaris’ product candidates are obtained, once the patent life has expired for a product, Kalaris may be open to competition from generic products. As a result, Kalaris’ patent portfolio may not provide Kalaris with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, the term of a patent can be increased by patent term adjustment, which is based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The term of a U.S. patent may also be shortened if the patent is terminally disclaimed over an earlier-filed patent.

Depending upon the timing, duration and specifics of FDA marketing approval of TH103 and Kalaris’ other current and future product candidates, one or more of Kalaris’ U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is based on the first approved use of a product and is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. Such patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with Kalaris’ assessment of whether such extensions are available, and may refuse to grant extensions to Kalaris’ patents, or may grant more limited extensions than Kalaris requests. Kalaris may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time-period or the scope of patent protection afforded could be less than Kalaris requests. If Kalaris is unable to extend the expiration date of its existing patents or obtain new patents with longer expiry dates, its competitors may be able to take advantage of its investment in development and clinical trials by referencing Kalaris’ clinical and preclinical data to obtain approval of competing products following Kalaris’ patent expiration and launch their product earlier than might otherwise be the case.

Laws governing analogous patent term extension (“PTE”) in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, Kalaris may not receive an extension if Kalaris fails to exercise due diligence during the testing phase or regulatory review process, fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. If Kalaris is unable to obtain PTE or restoration, or the term of any such extension is less than Kalaris requests, the period during which Kalaris will have the right to exclusively market its product will be shortened and its competitors may obtain approval of competing products following Kalaris’ patent expiration and may take advantage of Kalaris’ investment in development and clinical trials by referencing its clinical and preclinical data to launch their product earlier than might otherwise be the case, and Kalaris’ revenue could be reduced, possibly materially.

Obtaining and maintaining Kalaris’ patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and Kalaris’ patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or patent applications will be due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of Kalaris’ patents and patent applications. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on Kalaris’ international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. Kalaris employs reputable law firms and other professionals to help Kalaris comply with these provisions. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on Kalaris’ business. If Kalaris or any of its licensors fail to maintain the patents and patent applications covering TH103 and its other current or any future product candidates, Kalaris’ competitors may be able to enter the market, which would have an adverse effect on Kalaris’ business, financial conditions, results of operations and growth prospects. Kalaris does not have granted patents in certain markets and cannot guarantee that Kalaris will obtain patent coverage in such markets that cover TH103 and its other current or any future product candidates.

Kalaris may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect its ability to develop and market its products.

TH103 and Kalaris’ other current or any future product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that Kalaris’ operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to Kalaris’ operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. Kalaris cannot provide any assurances that third-party patents do not exist which might be enforced against its existing products or current technology, including its research programs, TH103 and its other current or future product candidates, their respective methods of use, and manufacture thereof, and could result in either an injunction prohibiting its manufacture or future sales, or, with respect to Kalaris’ future sales, an obligation on its part to pay royalties and/or other forms of compensation to third parties, which could be significant. Kalaris cannot guarantee that any of its patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Kalaris be certain that it has identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of its current and future product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in Kalaris’ market that are owned by third parties. Kalaris’ competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with Kalaris’ ability to make, use and sell its product candidates. Kalaris does not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Kalaris’ product candidates or the use of its product candidates. As such, there may be applications of others now pending or recently revived patents of which Kalaris is unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use or sale of Kalaris’ product candidates or will prevent, limit or otherwise interfere with its ability to make, use or sell its product candidates.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Kalaris’ interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact its ability to market its products. For example, Kalaris may incorrectly determine that its product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Kalaris’ determination of the expiration date of any patent in the United States or abroad that Kalaris considers relevant may be incorrect, and its failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products.

Kalaris may become involved in third-party claims of intellectual property infringement, which may delay or prevent the development and commercialization of its current and any future product candidates.

Kalaris’ commercial success depends in part on its ability to develop, manufacture, market and sell TH103 and its other current and any future product candidates, while avoiding infringement and other violations of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation, and administrative law proceedings, inter partes review, and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. Kalaris may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights who allege that Kalaris’ product candidates, uses and/or other proprietary technologies infringe their intellectual property rights. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Kalaris and its collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as Kalaris gains greater visibility and market exposure as a public company, the risk increases that its product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that Kalaris is infringing their patents or employing their proprietary technology without authorization.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in Kalaris’ favor, is likely to divert significant resources from Kalaris’ core business, including distracting its technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase Kalaris’ operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Kalaris may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Kalaris’ competitors may be able to sustain costs of such litigation or proceedings more effectively than Kalaris can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Kalaris’ ability to compete in the marketplace.

Also, there may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of Kalaris’ current and future product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that Kalaris’ current or future product candidates may infringe.

In addition, third parties may obtain patent rights in the future and claim that use of Kalaris’ technologies infringes upon their rights. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of Kalaris’ product candidates, any products formed during the manufacturing process, methods of treating certain diseases or conditions that Kalaris is pursuing with its product candidates, its formulations including combination therapies, or any final product itself, the holders of any such patents may be able to block its ability to commercialize such product candidate unless Kalaris obtained a license under the applicable patents, or until such patents expire. Such a license may not be available on commercially reasonable terms or at all. In addition, Kalaris may be subject to claims that it is infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that its employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for Kalaris, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against Kalaris may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize one or more of its current and future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Kalaris’ business. In the event of a successful infringement or other intellectual property claim against Kalaris, Kalaris may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its affected products, which may be impossible or require substantial time and monetary expenditure. Kalaris cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Kalaris may need to obtain licenses from third parties to advance its research or allow commercialization of its product candidates, and Kalaris has done so from time to time. Kalaris may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, Kalaris would be unable to further develop and commercialize one or more of its product candidates, which could harm its business significantly. Kalaris cannot provide any assurances that third-party patents do not exist which might be enforced against its product candidates, resulting in either an injunction prohibiting its sales, or, with respect to its sales, an obligation on its part to pay royalties or other forms of compensation to third parties.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of Kalaris’ existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of Kalaris’ common stock may decline. Such announcements could also harm Kalaris’ reputation or the market for its future products, which could have a material adverse effect on Kalaris’ business.

Kalaris may become involved in lawsuits to protect or enforce its patents or other intellectual property rights, or the patents or other intellectual property rights of any licensors, which could be expensive, time consuming, and unsuccessful, and could result in a court or administrative body finding its patents to be invalid or unenforceable.

Competitors may challenge, infringe, or otherwise violate Kalaris’ patents, the patents of its licensors, or its other intellectual property rights. To counter challenges, infringement, or unauthorized use or misappropriations, Kalaris or any licensors may be required to file or defend legal claims, which can be expensive and time-consuming. In addition, in such a proceeding, a court may decide that one or more patent of Kalaris or any of Kalaris’ current or future licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Kalaris’ patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of Kalaris’ patents at risk of being invalidated or interpreted narrowly and could put Kalaris’ patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against Kalaris such as claims asserting that Kalaris’ patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness (inventive step), non-enablement, insufficient written description, or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of Kalaris’ (or of Kalaris’ licensor(s)) is invalid or unenforceable, in whole or in part, and that Kalaris does not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that Kalaris does not have the right to stop the other party from using the invention at issue on the grounds that its (or any licensors’) patent claims do not cover the invention, or decide that the other party’s use of Kalaris’ (or any licensors’) patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving Kalaris’ or any licensors’ patents could limit Kalaris’ ability to assert its own or any licensors’ patents against those parties or other competitors and may curtail or preclude Kalaris’ ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect Kalaris’ competitive position, and its business, financial condition, results of operations, and prospects. Similarly, if Kalaris asserts trademark infringement claims, a court may determine that the marks Kalaris has asserted are invalid or unenforceable, or that the party against whom Kalaris has asserted trademark infringement has superior rights to the marks in question. In this case, Kalaris could ultimately be forced to cease use of such trademarks.

Kalaris cannot be certain that there is no invalidating prior art, of which Kalaris and the patent examiner were unaware during prosecution. For any patents and patent applications that Kalaris may license from third parties in the future, Kalaris may have limited or no right to participate in the defense of such licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Kalaris would lose at least part, and perhaps all, of the patent protection on its current or future product candidates. Such a loss of patent protection could harm Kalaris’ business.

Kalaris may not be able to prevent misappropriation of its intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Kalaris’ business could be harmed if in litigation the prevailing party does not offer Kalaris a license on commercially reasonable terms. Any litigation or other proceedings to enforce Kalaris’ intellectual property rights may fail, and even if successful, may result in substantial costs and distract its management and other employees.

Even if Kalaris establishes infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Kalaris’ confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of Kalaris’ common stock. Moreover, Kalaris cannot assure you that it will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if Kalaris ultimately prevails in such claims, the monetary cost of such litigation and the diversion of the attention of its management and scientific personnel could outweigh any benefit Kalaris receives as a result of the proceedings.

Because of the expense and uncertainty of litigation, Kalaris may not be in a position to enforce its intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, Kalaris may conclude that even if a third party is infringing its patents, any patents that may be issued as a result of its future patent applications, or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of its company or its stockholders. In such cases, Kalaris may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Changes in United States patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing Kalaris’ ability to protect its products.

As is the case with other biopharmaceutical companies, Kalaris’ success is heavily dependent on intellectual property, particularly patents relating to TH103 and its other current and any future product candidates. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish Kalaris’ ability to protect its inventions, obtain, maintain, enforce and protect its intellectual property rights and, more generally, could affect the value of its intellectual property or narrow the scope of its future owned and licensed patents. The United States has enacted and implemented wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Kalaris’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Kalaris’ ability to obtain new patents or to enforce patents that Kalaris has licensed or that Kalaris might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken Kalaris’ ability to obtain new patents or to enforce patents that Kalaris has licensed or that Kalaris may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC over the first seven years of the court’s existence and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. Kalaris cannot predict with certainty the long-term effects of any potential changes. Kalaris may decide to opt out its future European patents from the UPC, but doing so may preclude Kalaris from realizing the benefits of the UPC. Moreover, if Kalaris does not meet all of the formalities and requirements for opt-out under the UPC, its future European patents could remain under the jurisdiction of the UPC. The UPC will provide Kalaris’ competitors with a new forum to centrally revoke Kalaris’ European patents and allow for the possibility of a competitor to obtain pan-European injunction. Such a loss of patent protection could have a material adverse impact on Kalaris’ business and Kalaris’ ability to commercialize its technology and product candidates due to increased competition and, resultantly, on its business, financial condition, prospects and results of operations.

Kalaris may not be able to protect its intellectual property rights throughout the world, which could impair its business.

Patents are of national or regional effect, and filing, prosecuting, and defending patents covering TH103 and Kalaris’ other current and any future product candidates throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where Kalaris does pursue patent protection. Consequently, Kalaris may not be able to prevent third parties from practicing its inventions in all countries outside the United States, even in jurisdictions where Kalaris does pursue patent protection, or from selling or importing products made using its inventions in and into the United States or other jurisdictions. Competitors may use Kalaris’ technologies in jurisdictions where Kalaris has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Kalaris may have or obtain patent protection, but where patent enforcement is not as strong as that in the United States. These competitors’ products may compete with Kalaris’ products in such jurisdictions and take away its market share where Kalaris does not have any issued or licensed patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for Kalaris to stop the infringement of its patents or marketing of competing products in violation of its intellectual property and proprietary rights generally. In addition, certain jurisdictions do not protect to the same extent (or at all) inventions that constitute new methods of treatment. Proceedings to enforce Kalaris’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert Kalaris’ efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing, and could provoke third parties to assert claims against Kalaris. Kalaris may not prevail in any lawsuits that Kalaris initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Kalaris’ efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Kalaris develops or licenses. Furthermore, while Kalaris intends to protect its intellectual property rights in its expected significant markets, Kalaris cannot ensure that Kalaris will be able to initiate or maintain similar efforts in all jurisdictions in which Kalaris may wish to market its product candidates. Accordingly, Kalaris’ efforts to protect its intellectual property rights in such countries may be inadequate, which may have an adverse effect on its ability to successfully commercialize TH103 and its other current or future product candidates in all of its expected significant foreign markets.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, the patent owner may have limited remedies in certain circumstances, which could materially diminish the value of such patent. If Kalaris or any of its licensor(s) are forced to grant a license to third parties with respect to any patents relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected. Accordingly, Kalaris’ efforts to protect or enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Kalaris develops or licenses. Furthermore, while Kalaris intends to protect its intellectual property rights in its expected significant markets, Kalaris cannot ensure that it will be able to initiate or maintain similar efforts in all jurisdictions in which Kalaris may wish to market its product candidates. Accordingly, Kalaris’ efforts to protect its intellectual property rights in such countries may be inadequate, which may have an adverse effect on its ability to successfully commercialize TH103 and its other current or future product candidates in all of its expected significant foreign markets.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied uniformly or predictably. As such, Kalaris does not know the degree of future protection that Kalaris will have on its technologies, products and product candidates. While Kalaris will endeavor to try to protect its technologies, products and product candidates with intellectual property rights such as patents, as appropriate, the process of obtaining patents is time-consuming, expensive and unpredictable.

Further, geo-political actions in the United States and in foreign countries (such as the Russia and Ukraine conflict) could increase the uncertainties and costs surrounding the prosecution or maintenance of Kalaris’ patent applications or those of any current or future licensors and the maintenance, enforcement or defense of its issued patents or those of any current or future licensors. Accordingly, Kalaris’ competitive position may be impaired, and its business, financial condition, results of operations and prospects may be adversely affected.

Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. Kalaris may need to share its trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, Kalaris may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. In addition, some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If Kalaris chooses to go to court to stop a third party from using any of its trade secrets, Kalaris may incur substantial costs. Even if Kalaris is successful, these types of lawsuits may consume its time and other resources. Any of the foregoing could have a material adverse effect on Kalaris’ business, financial condition, results of operations and prospects.

If Kalaris is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

In addition to the protection afforded by patents, Kalaris may seek to rely on trade secret protection to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of its product development processes that involve proprietary know-how, information, or technology that is not covered by its patents. Kalaris may not be able to meaningfully protect its trade secrets. Although Kalaris requires all of its employees to assign their inventions to Kalaris, and require all of its employees, consultants, advisors and any third parties who have access to its proprietary know-how, information, or technology to enter into confidentiality agreements, Kalaris cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed to its competitors or that competitors will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. As a result, Kalaris may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Kalaris is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Kalaris will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results, and financial condition.

Because Kalaris expects to rely on third parties to manufacture TH103 and its other current and any future product candidates, and Kalaris expects to collaborate with third parties on the continuing development of TH103 and its other current and any future product candidates, Kalaris must, at times, share trade secrets with them. Kalaris also expects to conduct research and development programs that may require Kalaris to share trade secrets under the terms of its partnerships or agreements with CROs. Kalaris seeks to protect its proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including material transfer agreements, consulting agreements, manufacturing and supply agreements, confidentiality agreements or other similar agreements with its advisors, employees, contractors, CDMOs, CROs, other service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose Kalaris’ confidential information, including its trade secrets.

Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by its competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that Kalaris’ proprietary position is based, in part, on its know-how and trade secrets, a competitor’s discovery of Kalaris’ trade secrets or other unauthorized use or disclosure would impair Kalaris’ competitive position and may have an adverse effect on its business and results of operations.

In addition, these agreements typically restrict the ability of Kalaris’ advisors, employees, third-party contractors CDMOs, CROs, other service providers and consultants to publish data potentially relating to its trade secrets, although such agreements may contain certain limited publication rights. Despite Kalaris’ efforts to protect its trade secrets, its competitors may discover such trade secrets, either through breach of its agreements with third parties, independent development, or publication of information by any of its third-party collaborators. A competitor’s discovery of Kalaris’ trade secrets would impair its competitive position and have an adverse impact on its business.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and Kalaris does not know whether the steps Kalaris has taken to prevent such disclosure are, or will be, adequate. If Kalaris was to enforce a claim that a third party had illegally obtained and was using its trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. If Kalaris chooses to go to court to stop a third party from using any of its trade secrets, Kalaris may incur substantial costs. These lawsuits may consume Kalaris’ time and other resources even if Kalaris is successful. For example, significant elements of Kalaris’ products, including confidential aspects of sample preparation, methods of manufacturing, and related processes and software, are based on unpatented trade secrets. Although Kalaris takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its trade secrets or disclose its technology.

Kalaris may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties or claims asserting ownership of what Kalaris regards as its own intellectual property.

Kalaris employs individuals who were previously employed at other biotechnology or pharmaceutical companies, or at research institutions, including its competitors or potential competitors. Although Kalaris tries to ensure that its employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for Kalaris, Kalaris may be subject to claims that these individuals have or Kalaris has used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Further, although Kalaris seeks to protect its ownership of intellectual property rights by ensuring that its agreements with its employees, collaborators, and other third parties with whom Kalaris does business include provisions requiring such parties to assign rights in inventions to Kalaris, Kalaris may be subject to claims that Kalaris or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of its employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If Kalaris fails in defending any such claims, in addition to paying monetary damages, Kalaris may lose valuable intellectual property rights. An inability to incorporate such technologies or features would harm its business and may prevent Kalaris from successfully commercializing its technologies or product candidates. In addition, Kalaris may lose personnel as a result of such claims and any such litigation, or the threat thereof, may adversely affect its ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent Kalaris’ ability to commercialize its technologies or product candidates, which could adversely affect its business, financial condition, results of operations and prospects. Even if Kalaris is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, Kalaris may also be subject to claims that former employers, consultants or other third parties have an ownership interest in its patents or patent applications as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing Kalaris’ product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, Kalaris may enter into agreements to clarify the scope of its rights in such intellectual property. There is no guarantee of success in defending these claims, and if Kalaris fails in defending any such claims, in addition to paying monetary damages, Kalaris may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such challenges may also result in Kalaris’ inability to develop, manufacture, or commercialize its technologies and product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Kalaris’ patents and patent applications is threatened, it could dissuade companies from collaborating with Kalaris to license, develop or commercialize current or future technologies and product candidates. Even if Kalaris is successful, litigation could result in substantial cost and be a distraction to its management and other employees. Any of the foregoing could adversely affect Kalaris’ business, financial condition, results of operations, and prospects.

If Kalaris’ trademarks and trade names are not adequately protected, then Kalaris may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Kalaris intends to use registered or unregistered trademarks or trade names to brand and market itself and its products. Kalaris’ trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, Kalaris may receive rejections of its applications by the USPTO or in other foreign jurisdictions. Although Kalaris is given an opportunity to respond to such rejections, Kalaris may be unable to overcome them. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Kalaris’ trademarks, which may not survive such proceedings.

Kalaris may not be able to protect its rights to these trademarks and trade names, which Kalaris needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors may adopt trade names or trademarks similar to Kalaris’, thereby impeding Kalaris’ ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of Kalaris’ registered or unregistered trademarks or trade names. Over the long term, if Kalaris is unable to establish name recognition based on its trademarks and trade names, then Kalaris may not be able to compete effectively and its business may be adversely affected. Kalaris may license its trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how Kalaris’ trademarks and trade names may be used, a breach of these agreements or misuse of Kalaris’ trademarks and trade names by its licensees may jeopardize Kalaris’ rights in or diminish the goodwill associated with its trademarks and trade names. Kalaris’ efforts to enforce or protect its proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its financial condition or results of operations.

In addition, any proprietary name Kalaris proposes to use with its current or future product candidates in the United States must be approved by the FDA, regardless of whether Kalaris has registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of Kalaris’ proposed proprietary product names, Kalaris may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

Intellectual property rights do not necessarily address all potential threats to Kalaris’ competitive advantage.

The degree of future protection afforded by Kalaris’ intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business, or permit Kalaris to maintain its competitive advantage. The following examples are illustrative:

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others may be able to make formulations, compositions, or products that are the same as or similar to Kalaris’ current and future product candidates, but that are not covered by the pending patent applications or patents that Kalaris owns or any pending patent applications or patents that Kalaris in-licenses;

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others may be able to make product that is similar to Kalaris’ current and future product candidates that Kalaris intends to commercialize and that is not covered by the patents that Kalaris owns or has exclusively licensed and has the right to enforce;

•	Kalaris, its licensors, or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that Kalaris owns or in-licenses;

•	Kalaris or its licensor(s) might not have been the first to file patent applications covering certain of its or those licensors’ inventions;

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others may independently develop similar or alternative technologies or duplicate any of Kalaris’ technologies without infringing or otherwise violating Kalaris’ owned intellectual property rights or any patent applications that Kalaris has licensed;

•	it is possible that Kalaris’ pending patent applications, whether owned or in-licensed, will not lead to issued patents;

•	issued patents that Kalaris either owns or has licensed may be revoked, modified or held valid or unenforceable, as a result of legal challenges by its competitors;

•	issued patents that Kalaris either owns or has licensed may not provide Kalaris with any competitive advantages;

•	others may have access to the same intellectual property rights licensed to Kalaris in the future on a non-exclusive basis;

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Kalaris’ competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where Kalaris does not have patent rights, and then use the information learned from such activities to develop competitive products for sale in Kalaris’ major commercial markets;

•	Kalaris may not develop additional proprietary technologies that are patentable;

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Kalaris cannot predict the scope of protection of any patent issuing based on its or its licensor(s) patent applications, including whether the patent applications that Kalaris owns or in-licenses will result in issued patents with claims directed to its product candidates or uses thereof in the United States or in other foreign countries;

•	the claims of any patent issuing based on Kalaris’ patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that Kalaris’ patents are valid, enforceable or infringed;

•	Kalaris may need to initiate litigation or administrative proceedings to enforce and/or defend its patent rights which will be costly whether Kalaris wins or loses;

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Kalaris may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	Kalaris may fail to adequately protect and police its trademarks and trade secrets; and

•	the patents of others may have an adverse effect on Kalaris’ business, including if others obtain patents claiming subject matter similar to or improving that covered by its patent applications.

If Kalaris fails to comply with its obligations under any license, collaboration or other agreements, such agreements may be terminated, Kalaris may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting its product candidates.

Kalaris licenses rights to current and future product candidates or data from third parties, and may enter into additional licensing agreements in the future. For example, we are party to a purchase and research use agreement relating to the license of a cell line for use in the production of TH103, and we are party to a license agreement pursuant to which we have licensed the intellectual property rights to develop and commercialize TH103. If any licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents, the rights Kalaris has licensed may be reduced or eliminated, and Kalaris’ right to develop and commercialize future product candidates that may be subject of such licensed rights could be adversely affected. In spite of Kalaris’ efforts, any licensors might conclude that Kalaris is in material breach of obligations under its license agreements. If Kalaris breaches any material obligations, or uses the intellectual property licensed to Kalaris in an unauthorized manner, Kalaris may be required to pay damages and the licensor may have the right to terminate the license, which could result in Kalaris being unable to develop, manufacture, and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. If such in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, Kalaris’ competitors will have the freedom to seek regulatory approval of, and to market, products identical to its product candidates and the licensors to such in-licenses could prevent Kalaris from developing or commercializing product candidates that rely upon the patents or other intellectual property rights which were the subject matter of such terminated agreements. Any of these events could adversely affect Kalaris’ business, financial condition, results of operations, and prospects.

Disputes may arise between Kalaris and its licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	either party’s financial or other obligations under the license agreement;

•	whether and the extent to which Kalaris’ technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	Kalaris’ right to sublicense patents and other rights under its collaborative development relationships to third parties;

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Kalaris’ diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations;

•	Kalaris’ right to transfer or assign the license;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any of its licensors and Kalaris and its partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that Kalaris licenses prevent or impair its ability to maintain its licensing arrangements on acceptable terms, Kalaris may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on its business.

In addition, certain of Kalaris’ current or future agreements with third parties may limit or delay its ability to consummate certain transactions, may impact the value of those transactions, or may limit its ability to pursue certain activities.

Further, Kalaris or its licensor(s) may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, Kalaris may miss potential opportunities to strengthen its patent position. It is possible that defects of form in the preparation or filing of its patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, ownership, claim scope, or requests for patent term adjustments. If such defects are identified in a granted patent, Kalaris may reissue the granted patent, which would require Kalaris to relinquish the patent, and subject the patent to subsequent reissue patent examination. During reissue examination, there is no guarantee that a similar scope of claim would again be granted or that any claim would be granted at all. In addition, if defects in ownership or assignment of rights are identified, there is no guarantee that Kalaris would be able to perfect such ownership or assignment of rights. If Kalaris’ licensor(s) are not fully cooperative or disagree with Kalaris as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of Kalaris’ patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair Kalaris’ ability to prevent competition from third parties, which may have an adverse impact on its business.

In addition, even where Kalaris has the right to control patent prosecution of patents and patent applications under a license from third parties, Kalaris may still be adversely affected or prejudiced by actions or inactions of its predecessors or licensors and their counsel that took place prior to Kalaris assuming control over patent prosecution.

Kalaris’ acquired technologies and current or future licensed technology may be subject to retained rights. Kalaris’ predecessors or licensors may retain certain rights under their agreements with Kalaris, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether Kalaris’ predecessors or future licensors limit their use of the technology to these uses, and Kalaris could incur substantial expenses to enforce its rights to its licensed technology in the event of misuse.

If Kalaris is limited in its ability to utilize acquired technologies or current or future licensed technologies, or if Kalaris loses its rights to critical acquired or in-licensed technology, Kalaris may be unable to successfully develop, out-license, market and sell its products, which could prevent or delay new product introductions. Kalaris’ business strategy depends on the successful development of acquired technologies, and current or future licensed technology, into commercial products. Therefore, any limitations on Kalaris’ ability to utilize these technologies may impair its ability to develop, out-license or market and sell its product candidate.

Kalaris may not be able to license or acquire new or necessary intellectual property rights or technology from third parties.

Because Kalaris’ development programs may require the use of proprietary rights held by third parties, the growth of its business may depend in part on its ability to acquire, in-license, or use these third-party proprietary rights. Further, other parties, including Kalaris’ competitors, may have patents and have filed (or will file) patent applications potentially relevant to its business. In order to avoid infringing these patents, Kalaris may find it necessary or prudent to obtain licenses to such patents from such parties. The licensing or acquisition of intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Kalaris may consider attractive or necessary. These established companies may have a competitive advantage over Kalaris due to their size, capital resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive Kalaris to be a competitor may be unwilling to assign or license rights to Kalaris. Kalaris also may be unable to license or acquire third party intellectual property rights on terms that would allow Kalaris to make an appropriate return on its investment or at all. No assurance can be given that Kalaris will be successful in licensing any additional rights or technologies from third parties. Kalaris’ inability to license the rights and technologies that Kalaris has identified, or that Kalaris may in the future identify, could have a material adverse impact on its ability to complete the development of its product candidates or to develop additional product candidates. Even if Kalaris was able to obtain a license, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies licensed to Kalaris, and it could require Kalaris to make substantial licensing and royalty payments. Failure to obtain any necessary rights or licenses may detrimentally affect Kalaris’ planned development of its current or future product candidates could be impacted and costs could increase, extending timelines associated with the development of such other product candidates if Kalaris fails to acquire necessary rights or licenses. Kalaris may even have to abandon the development of the relevant program or product candidate. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.

Kalaris may enter into license agreements in the future with others to advance its existing or future research or allow commercialization of its existing or future product candidates. These licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which Kalaris may wish to develop or commercialize its technology and product candidates in the future. In that event, Kalaris may be required to expend significant time and resources to redesign its product candidates, or the methods for manufacturing them, all of which may not be feasible on a technical or commercial basis. If Kalaris is unable to do so, Kalaris may be unable to develop or commercialize the affected product candidates, which could harm its business, financial condition, results of operations, and prospects significantly. Kalaris cannot provide any assurances that third-party patents do not exist which might be enforced against its current manufacturing methods, product candidates, or future methods or product candidates resulting in either an injunction prohibiting their manufacture or future sales, or, with respect to their future sales, an obligation on Kalaris’ part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Risks Related to Regulatory and Legal Compliance Matters

Even if Kalaris completes the necessary preclinical studies and clinical trials for its product candidates, the regulatory approval process is expensive, time-consuming and uncertain and Kalaris may not receive approvals for the commercialization of some or all of its product candidates in a timely manner, or at all.

Kalaris’ long-term success and ability to sustain and grow revenue depends on its ability to continue to successfully develop its product candidates and obtain regulatory approval to market its products both in and outside of the United States. In order to market and sell Kalaris’ products in the European Union and many other jurisdictions, Kalaris must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The FDA and comparable foreign regulatory authorities, whose laws and regulations may differ from country to country, impose substantial requirements on the development of product candidates to become eligible for marketing approval, have substantial discretion in the process, and may refuse to accept any application or may decide that the data are insufficient for approval and require additional preclinical studies, clinical trials or other studies and testing. The time required to obtain approval outside of the United States may differ substantially from that required to obtain FDA approval. For example, in many countries outside of the United States, it is required that the product also be approved for reimbursement before the product can be sold in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information, including manufacturing information, to regulatory authorities for each indication to establish the product candidate’s safety and efficacy.

In addition, changes in or the enactment of additional statutes, promulgation of regulations or issuance of guidance during preclinical or clinical development, or comparable changes in the regulatory review process for each submitted product application, may cause delays in the approval or rejection of an application. For example, in December 2022, with the passage of FDORA, Congress required sponsors to develop and submit a developmentally appropriate practice (“DAP”) for each Phase 3 clinical trial or any other “pivotal study” of a biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA regulated products. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for DAPs. Unlike most guidance documents issued by the FDA, the DAP guidance when finalized will have the force of law because FDORA specifically dictates that the form and manner for submission of DAPs are specified in FDA guidance.

Further, on January 31, 2022, the new Clinical Trials Regulation (EU) No 536/2014 became applicable in the European Union and replaced the prior Clinical Trials Directive 2001/20/EC. The new regulation aims at simplifying and streamlining the authorization, conduct and transparency of clinical trials in the European Union. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial to be conducted in more than one European Union Member State will only be required to submit a single application for approval. The submission will be made through the Clinical Trials Information System, a new clinical trials portal overseen by the EMA, and available to clinical trial sponsors, competent authorities of the European Union Member States and the public. Kalaris has not previously secured authorization to conduct clinical studies in the European Union pursuant to this new regulation and, accordingly, there is a risk that Kalaris may be delayed in commencing such studies.

The FDA or other regulatory authorities may determine that (1) Kalaris’ product candidates are not safe and effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude its obtaining marketing approval or prevent or limit commercial use; (2) the dose used in a clinical trial has not been optimized and require Kalaris to conduct additional dose optimization studies; or (3) the comparator arm in a trial is no longer the appropriate comparator due to the evolution of the competitive landscape or subsequent data of the comparator product, even if the FDA or other regulatory authority had previously approved the trial design, and Kalaris may be required to amend the trial or it may not receive approval of the indication.

Under the Pediatric Research Equity Act, a BLA or supplement to a BLA for certain biological products must contain data to assess the safety and effectiveness of the biological product in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the sponsor receives a deferral or waiver from the FDA. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. The applicable legislation in the European Union also requires sponsors to either conduct clinical trials in a pediatric population in accordance with a Pediatric Investigation Plan approved by the Pediatric Committee of the EMA, or to obtain a waiver or deferral from the conduct of these studies by this Committee. For any of Kalaris’ product candidates for which it is seeking regulatory approval in the United States or the European Union, Kalaris cannot guarantee that it will be able to obtain a waiver or alternatively complete any required studies and other requirements in a timely manner, or at all, which could result in associated reputational harm and subject Kalaris to enforcement action.

In addition, Kalaris could be adversely affected by several significant administrative law cases decided by the United States Supreme Court in 2024. In Loper Bright Enterprises v. Raimondo, for example, the court overruled Chevron U.S.A., Inc. v. Natural Resources Defense Council, Inc., which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. The United States Supreme Court stripped federal agencies of this presumptive deference and held that courts must exercise their independent judgment when deciding whether an agency such as the FDA acted within its statutory authority under the Administrative Procedure Act (the “APA”). Additionally, in Corner Post, Inc. v. Board of Governors of the Federal Reserve System, the court held that actions to challenge a federal regulation under the APA can be initiated within six years of the date of injury to the plaintiff, rather than the date the rule is finalized. The decision appears to give prospective plaintiffs a personal statute of limitations to challenge longstanding agency regulations. Another decision, Securities and Exchange Commission v. Jarkesy, overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. These decisions could introduce additional uncertainty into the regulatory process and may result in additional legal challenges to actions taken by federal regulatory agencies, including the FDA and the Centers for Medicare & Medicaid Services (“CMS”) that Kalaris relies on. In addition to potential changes to regulations as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays and other impacts, any of which could adversely impact Kalaris’ business and operations.

Finally, Kalaris’ ability to develop and market new products may be impacted if litigation challenging the FDA’s approval of mifepristone continues. On April 7, 2023, the United States District Court for the Northern District of Texas invalidated the approval by the FDA of mifepristone, a drug product which was originally approved in 2000 and whose distribution is governed by various conditions adopted under a REMS. The Court of Appeals for the Fifth Circuit declined to order the removal of mifepristone from the market but did hold that plaintiffs were likely to prevail in their claim that changes allowing for expanded access of mifepristone that FDA authorized in 2016 and 2021 were arbitrary and capricious. On December 13, 2023, the United States Supreme Court granted these petitions for writ of certiorari for the appeals court decision. The United States Supreme Court heard oral arguments in this case on March 26, 2024 and, on June 13, 2024, reversed the appeals court’s decision and remanded the case after unanimously finding that the plaintiffs did not have standing to bring this legal action against the FDA. The approval of Kalaris’ product candidates for commercial sale could also be delayed, limited or denied or Kalaris may be required to conduct additional studies for a number of reasons, including, but not limited to, the following:

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regulatory authorities may determine that its product candidates do not demonstrate safety and effectiveness in accordance with regulatory agency standards based on a number of considerations, including adverse events that are reported during clinical trials;

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regulatory authorities could analyze and/or interpret data from clinical trials and preclinical testing in different ways than it interprets them and determine that its data is insufficient for approval;

•	regulatory authorities may require more information, including additional preclinical or clinical data or the conduct of new trials, to support approval;

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regulatory authorities could determine that its manufacturing processes are not properly designed, are not conducted in accordance with federal or other laws or otherwise not properly managed, and it may be unable to obtain regulatory approval for a commercially viable manufacturing process for its product candidates in a timely manner, or at all;

•	the supply or quality of its product candidates for its clinical trials may be insufficient, inadequate or delayed;

•	the size of the patient population required to establish the efficacy of its product candidates to the satisfaction of regulatory agencies may be larger than it anticipated;

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our failure or the failure of clinical sites, and the records kept at the respective locations, including records containing clinical trial data, to be in compliance with the FDA’s GCP, requirements or comparable regulations outside of the United States;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	regulatory authorities may not be able to undertake reviews of its marketing applications, conduct applicable inspections or proceed through their approval processes in a timely manner;

•	the results of its earlier clinical trials may not be representative of its future, larger trials;

•	regulatory authorities may not agree with its regulatory approval strategies or components of its regulatory filings, such as the design or implementation of the relevant clinical trials; or

•	a product may not be approved for the indications that it requests or may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Accordingly, Kalaris may not be able to submit applications for marketing approvals/authorizations and may not receive necessary approvals to commercialize its products in any market. Any failure, delay or setback in obtaining regulatory approval for its product candidates could materially adversely affect its ability to generate revenue from a particular product candidate, which could result in significant harm to its financial position.

Failure to obtain marketing approval in foreign jurisdictions would prevent Kalaris’ medicines from being marketed in such jurisdictions and any of its medicines that are approved for marketing in such jurisdiction will be subject to risk associated with foreign operations.

In order to market and sell Kalaris’ medicines in the European Union and many other foreign jurisdictions, Kalaris or its collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, a product must be approved for reimbursement before the product can be approved for sale in that country. Kalaris or its collaborators may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.

Further, Kalaris could face heightened risks with respect to obtaining marketing authorization in the United Kingdom as a result of the withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit. The United Kingdom is no longer part of the European Single Market and European Union Customs Union. As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”) became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law, whereas under the terms of the Northern Ireland Protocol, Northern Ireland is currently subject to European Union rules. The United Kingdom and European Union have however agreed to the Windsor Framework which fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the United Kingdom. From January 1, 2025 forward, the changes introduced by the Windsor Framework will see the MHRA be responsible for approving all medicinal products destined for the United Kingdom market (i.e., Great Britain and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. Any delay in obtaining, or an inability to obtain, any marketing authorizations, as a result of Brexit or otherwise, may force Kalaris to restrict or delay efforts to seek regulatory approval in the United Kingdom for its product candidates, which could significantly and materially harm its business.

In addition, foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the European Union pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions remain to be agreed and adopted by the European Parliament and European Council and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may, however, have a significant impact on the pharmaceutical industry and Kalaris’ business in the long term.

Kalaris expects that it will be subject to additional risks in commercializing any of its product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States. In addition, Kalaris does not have experience commercializing products outside of the United States and such efforts may depend on its ability to find a suitable collaborator.

Any of Kalaris’ product candidates for which it obtains marketing approval in the future may be subject to post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and Kalaris may be subject to substantial penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its products following approval.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. Any of Kalaris’ product candidates for which it obtains marketing clearance or approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA and other United States and foreign regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and related compliance requirements such as price reporting, transparency reporting and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing authorization is granted, it may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including in the case of biological products, the requirement to implement a REMS, which could include requirements for a restricted distribution system.

The FDA and comparable foreign regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a biological product. There are similar potential requirements for medical devices. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive requirements by the FDA and comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. Kalaris and its contract manufacturers could be subject to periodic unannounced inspections by the FDA or foreign regulatory authorities to monitor and ensure compliance with cGMPs (and similar foreign requirements) or other regulations.

If the FDA or another regulatory authority discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory authorities may impose restrictions on that product or Kalaris, including requiring withdrawal of the product from the market. If Kalaris fails to comply with applicable regulatory requirements, a regulatory authority or enforcement authority may, among other things:

•	refuse to approve pending applications or supplements to approved applications;

•	require it to change the way a product is distributed, conduct additional clinical trials, change the labeling of a product or require it to conduct additional post-marketing studies or surveillance;

•	restrict its ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	require additional warnings on the product label, such as a “black box” warning or a contraindication;

•	impose restrictions on the products, manufacturers or manufacturing process;

•	require warning or untitled letters;

•	seek injunctions or civil or criminal penalties;

•	suspend or withdraw regulatory approvals;

•	seize or detain products or implement import bans;

•	impose voluntary or mandatory product recalls and publicity requirements;

•	totally or partially suspend production; and

•	impose restrictions on operations, including costly new manufacturing requirements.

Any government investigation of alleged violations of law could require Kalaris to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may adversely affect Kalaris’ ability to commercialize and generate revenue from its products. If regulatory sanctions are applied or if regulatory approval is withdrawn, Kalaris’ business will be seriously harmed.

Assuming Kalaris receives marketing approval for one or more of its product candidates, Kalaris and its contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If Kalaris is not able to comply with post-approval regulatory requirements, its ability to market any future products could be limited, which could adversely affect its ability to sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on Kalaris’ operating results and financial condition.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If Kalaris is found or alleged to have improperly promoted off-label uses, it may become subject to significant liability.

The FDA and other United States or foreign agencies, including the DOJ, closely regulate and monitor the post-approval marketing and promotion of biological products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use, and if Kalaris communicates about any of its product candidates for which it receives marketing approval in a way that regulators assert goes beyond their approved indications, Kalaris may be subject to warnings or enforcement action for off-label marketing. Alleged violations of the Federal Food, Drug and Cosmetic Act or other statutes, including the False Claims Act (the “FCA”), relating to the promotion and advertising of prescription products may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a biologic. If Kalaris is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Kalaris cannot successfully manage the promotion of its products and any product candidates, if approved, Kalaris could become subject to significant liability, which would materially adversely affect its business and financial condition.

If approved, Kalaris’ product candidates that are licensed and regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) was enacted as part of the Patient Protection and the ACA, to establish an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an approved biologic.

Under the BPCIA, a reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. In addition, the licensure of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still develop and receive licensure of a competing biologic, so long as its BLA does not reply on the reference product, sponsor’s data or submit the application as a biosimilar application.

Kalaris believes that any of the product candidates it develops as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Kalaris’ product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of the reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. Nonetheless, the approval of a biosimilar to Kalaris’ product candidates would have a material adverse impact on its business due to increased competition and pricing pressure.

Kalaris’ relationships with healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose Kalaris to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare professionals, including but not limited to physicians, nurses, medical directors, hospitals, pharmacies, pharmacy benefit managers, group purchasing organizations, wholesalers, insurers, and all individuals employed by such entities, which Kalaris refer to collectively as HCPs, may influence the recommendation and prescription of Kalaris’ approved products. Kalaris’ arrangements with HCPs and others who have the ability to improperly influence the recommendation and prescription of its products may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its approved products. Restrictions under applicable federal, state and foreign healthcare laws and regulations include the following:

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the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, arranging for or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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the FCA imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting or causing to be presented, to the federal government, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or service. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal transparency requirements under the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies to report to the United States Department of Health and Human Services (“HHS”) information related to payments and other transfers of value to physicians (as defined by statute), other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members and applicable group purchasing organizations; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring product manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Kalaris’ business activities could be subject to challenge under one or more of such laws. If Kalaris’ operations are found to be in violation of any of the laws described above or any other government regulations that apply to it, it may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of its operations, any of which could adversely affect its business, financial condition, results of operations and prospects.

Efforts to ensure that Kalaris’ business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Kalaris’ business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Kalaris’ operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, Kalaris may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of its operations. If any of the physicians or other providers or entities with whom Kalaris expects to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Liabilities they incur pursuant to these laws could result in significant costs or an interruption in operations, which could have a material adverse effect on Kalaris’ business, financial condition, results of operations and prospects.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Kalaris’ business may rely, which could negatively impact its business.

The ability of the FDA and comparable foreign regulatory authorities (or notified bodies) to review and approve or certify new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA, other agencies, and authorities (or notified bodies) may also slow the time necessary for new product candidates to be reviewed and/or approved (or certified), which would adversely affect Kalaris’ business. In addition, government funding of the SEC and other government agencies on which Kalaris’ operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA, other agencies, and authorities (or notified bodies) may also slow the time necessary for new product candidates to be reviewed and/or approved (or certified) by necessary government agencies, foreign regulatory authorities (or notified bodies), which would adversely affect Kalaris’ business. For example, over the last several years the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities.

In addition, disruptions may result from events similar to the COVID-19 pandemic. During the COVID-19 pandemic, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. In the event of a similar public health emergency in the future, the FDA may not be able to continue its current pace and review timelines could be extended. Regulatory authorities outside the United States facing similar circumstances may adopt similar restrictions or other policy measures in response to a similar public health emergency and may also experience delays in their regulatory activities.

If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Kalaris’ regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact Kalaris’ ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.

Recently enacted and future legislation may increase the difficulty and cost for Kalaris to commercialize its product candidates, if approved, and affect the prices it may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, restrict or regulate post-approval activities and affect Kalaris’ ability to profitably sell or commercialize any product candidate for which it obtains marketing approval. Kalaris expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Kalaris, or any collaborators, may receive for any approved products. If reimbursement of Kalaris’ products is unavailable or limited in scope, its business could be materially harmed.

In March 2010, the ACA was enacted. The ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B pricing program; increased the statutory minimum rebates a manufacturer must pay under the

Medicaid Rebate Program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at the CMS, an agency within the HHS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Since its enactment, there have been executive, judicial, and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the United States Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least US$1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers, which went into effect in April 2013 and will remain in effect through 2032. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, with the passage of the Inflation Reduction Act (the “IRA”) in August 2022, Congress extended the expansion of ACA premium tax credits through 2025.

These and other laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Kalaris may obtain for any of its products or product candidates for which it may obtain regulatory approval or the frequency with which any such product is prescribed or used. For example, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory cap on the Medicaid drug rebate, beginning January 1, 2024. The rebate was previously capped at 100% of a product’s average manufacturer price. The Trump Administration also took executive actions to undermine or delay implementation of the ACA, including directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In January 2021, however, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care, and consider actions that will protect and strengthen that access. Under this Executive Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the health insurance marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

In the European Union, on December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment (“HTA”), amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among European Union Member States in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the European Union level for joint clinical assessments in these areas. It will permit European Union member states to use common HTA tools, methodologies, and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual European Union Member

States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Kalaris expects that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria and new payment methodologies that govern any approved product and/or the level of reimbursement physicians receive for administering any approved product Kalaris might bring to market. Reductions in reimbursement levels may negatively impact the prices Kalaris receives or the frequency with which its products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from product candidates for which Kalaris may obtain marketing approval and may affect its overall financial condition and ability to develop or commercialize product candidates.

The insurance coverage and reimbursement status of newly approved products is uncertain. Product candidates, if approved, may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm Kalaris’ business. Failure to obtain or maintain coverage and adequate reimbursement for any product candidates for which Kalaris obtains approval could limit its ability to market those products and decrease its ability to generate revenue.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drugs and other medical products vary widely from country to country. In the United States, healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Kalaris might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue it is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Kalaris’ ability to recoup its investment in one or more products or product candidates, even if any product candidates it may develop obtains marketing approval.

Kalaris ability to successfully commercialize its products and product candidates also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy products. Sales of these or other product candidates that Kalaris may identify will depend substantially, both domestically and abroad, on the extent to which the costs of its products and product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, Kalaris may not be able to successfully commercialize its products or product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Kalaris to establish or maintain pricing sufficient to realize a sufficient return on its investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Kalaris is able to charge for its products and product candidates. Accordingly, in markets outside the United States, the reimbursement for products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for products exists among third-party payors and coverage and reimbursement levels for products can differ significantly from payer to payer. As a result, the coverage determination process is often a time consuming and costly process that may require Kalaris to provide scientific and clinical support for the use of its products to each payer separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as Kalaris’, as there is no body of established practices and precedents for these new products.

Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer products have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers Kalaris’ costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover Kalaris’ costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Kalaris’ inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products it may develop could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize product candidates, and its overall financial condition.

Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the United States. Kalaris’ inability to promptly obtain coverage and profitable reimbursement rates from third-party payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Kalaris cannot be sure that reimbursement will be available for any product candidate that it commercializes and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product or product candidate for which Kalaris obtains marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with Kalaris’ products compared to standard-of-care products, including lower-priced generic versions of standard-of-care products. Kalaris expects to experience pricing pressures in connection with the sale of any of its product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription products and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

The prices of prescription pharmaceuticals in the United States and foreign jurisdictions are subject to considerable legislative and executive actions and could impact the prices Kalaris obtains for its products, if and when approved.

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent United States congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, former President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, CMS issued a final rule to rescind it. With issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries’ access to evidence-based care.

In addition, in October 2020, the HHS and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program (“SIP”) to import certain prescription products from Canada into the United States. That regulation was challenged in a lawsuit by the Pharmaceutical Research and Manufacturers of America (“PhRMA”) but the case was dismissed by a federal district court in February 2023 after the court found that PhRMA did not have standing to sue the HHS. Seven states (Colorado, Florida, Maine, New Hampshire, New Mexico, Texas and Vermont) have passed laws allowing for the importation of products from Canada. North Dakota and Virginia have passed legislation establishing workgroups to examine the impact of a state importation program. As of May 2024, five states (Colorado, Florida, Maine, New Hampshire and New Mexico) had submitted Section 804 Importation Program proposals to the FDA. On January 5, 2023, the FDA approved Florida’s plan for Canadian importation. Further, on November 20, 2020, the HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The final rule would also eliminate the current safe harbor for Medicare rebates and create new safe harbors for beneficiary point-of-sale discounts and pharmacy benefit manager service fees. It was originally set to go into effect on January 1, 2022, but with passage of the IRA, has been delayed by Congress to January 1, 2032.

In July 2021, President Biden signed Executive Order 14063, which focuses on, among other things, the price of pharmaceuticals. The Order directs the HHS to create a plan within 45 days to combat “excessive pricing of prescription pharmaceuticals and enhance domestic pharmaceutical supply chains, to reduce the prices paid by the federal government for such pharmaceuticals, and to address the recurrent problem of price gouging.” In September 2021, the HHS released its plan to reduce pharmaceutical prices. The key features of that plan are to: (i) make pharmaceutical prices more affordable and equitable for all consumers and throughout the health care system by supporting pharmaceutical price negotiations with manufacturers; (ii) improve and promote competition throughout the prescription pharmaceutical industry by supporting market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase transparency; and (iii) foster scientific innovation to promote better healthcare and improve health by supporting public and private research and making sure that market incentives promote discovery of valuable and accessible new treatments.

On August 16, 2022, the IRA was enacted. The new legislation has implications for Medicare Part D, which is a program available to individuals who are entitled to Medicare Part A or enrolled in Medicare Part B to give them the option of paying a monthly premium for outpatient prescription product coverage. Among other things, the IRA requires manufacturers of certain products to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years.

Specifically, with respect to price negotiations, Congress authorized Medicare to negotiate lower prices for certain costly single-source drug and biologic products that do not have competing generics or biosimilars and are reimbursed under Medicare Part B and Part D. CMS may negotiate prices for ten high-cost products paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. This provision applies to drug products that have been approved for at least nine years and biologics that have been licensed for 13 years, but it does not apply to drugs and biologics that have been approved for a single rare disease or condition. Further, the legislation subjects drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation. The legislation also requires manufacturers to pay rebates for drugs in Medicare Part D whose price increases exceed inflation. The new law also caps Medicare out-of-pocket drug costs at an estimated US$4,000 a year in 2024 and, thereafter beginning in 2025, at US$2,000 a year. The first cycle of negotiations for the Medicare Drug Price Negotiation Program commenced in the summer of 2023 and the second cycle will commence in the Fall 2024.

On June 6, 2023, Merck & Co. filed a lawsuit against the HHS and CMS asserting that, among other things, the IRA’s Drug Price Negotiation Program for Medicare constitutes an uncompensated taking in violation of the Fifth Amendment of the Constitution. Subsequently, a number of other parties also filed lawsuits in various courts with similar constitutional claims against the HHS and CMS. There have been various decisions by the courts considering these cases since they were filed. Kalaris expects that litigation involving these and other provisions of the IRA will continue, with unpredictable and uncertain results. Accordingly, while it is currently unclear how the IRA will be effectuated, Kalaris cannot predict with certainty what impact any federal or state health reforms will have on it, but such changes could impose new or more stringent regulatory requirements on its activities or result in reduced reimbursement for its products, any of which could adversely affect its business, results of operations and financial condition.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription product and other healthcare programs. These measures could reduce the ultimate demand for Kalaris’ products, once approved, or put pressure on its product pricing. Kalaris expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its product candidates or additional pricing pressures.

Finally, outside of the United States, in some countries, including those of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, official list price country pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Kalaris may be required to conduct a clinical trial that compares the cost-effectiveness of its product to other available therapies.

These measures, as well as others adopted in the future, may result in additional downward pressure on the price that Kalaris receives for any approved product it or its collaborators might bring to market. Accordingly, such reforms, if enacted, could have an adverse effect on anticipated revenue from product candidates that Kalaris may successfully develop and for which it may obtain marketing approval and may affect its overall financial condition and ability to develop or commercialize product candidates.

Kalaris is subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, contractual obligations and failure to comply with such requirements could subject it to significant fines and penalties, which may have a material adverse effect on its business, financial condition or results of operations.

Kalaris is subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally-identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information, including comprehensive regulatory systems in the United States, European Union, United Kingdom and other countries in which Kalaris may conduct business. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect Kalaris’ business. Failure to comply with any of these laws and regulations could result in enforcement action against Kalaris, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to its reputation and loss of goodwill, any of which could have a material adverse effect on its business, financial condition, results of operations or prospects.

There are numerous United States federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and Kalaris’ contractual obligations can be complex and may be subject to changing interpretation. These obligations may be applicable to some or all of Kalaris’ business activities now or in the future.

If Kalaris is unable to properly protect the privacy and security of protected health information, Kalaris could be found to have breached its contracts. Further, if Kalaris fails to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, Kalaris could face civil and criminal penalties. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Kalaris cannot be sure how these regulations will be interpreted, enforced or applied to its operations in the future. In addition to the risks associated with enforcement activities and potential contractual liabilities, Kalaris’ ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to its policies, procedures and systems.

In 2018, California passed into law the CCPA, which took effect on January 1, 2020 and imposed many requirements on businesses that process the personal information of California residents. Many of the CCPA’s requirements are similar to those found in the EU GDPR, including requiring businesses to provide notice to data subjects regarding the information collected about them and how such information is used and shared, and providing data subjects the right to request access to such personal information and, in certain cases, request the erasure of such personal information. The CCPA also affords California residents the right to opt-out of the “sale” of their personal information. The CCPA contains significant penalties for companies that violate its requirements. In November 2020, California voters passed a ballot initiative for the California Privacy Rights Act (the “CPRA”), which went into effect on January 1, 2023 and significantly expanded the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention, and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. The CPRA also created a new enforcement agency – the California Privacy Protection Agency – whose sole responsibility is to enforce the CPRA and other California privacy laws, which will further increase compliance risk. The provisions in the CPRA may apply to some of Kalaris’ business activities.

In addition to California, at least 18 other states have passed comprehensive privacy laws similar to the CCPA and CPRA. These laws are either in effect or will go into effect sometime before the end of 2026. Like the CCPA and CPRA, these laws create obligations related to the processing of personal information, as well as special obligations for the processing of “sensitive” data, which includes health data in some cases. Some of the provisions of these laws may apply to Kalaris’ business activities. There are also states that are strongly considering or have already passed comprehensive privacy laws that will go into effect in 2025 and beyond. Congress has also been debating passing a federal privacy law. These laws may impact Kalaris’ business activities, including its identification of research subjects, relationships with business partners and ultimately the marketing and distribution of its products.

Similar to the laws in the United States, there are significant privacy and data security laws that apply in Europe and other countries. The collection, use, disclosure, transfer, or other processing of personal data, including personal health data, regarding individuals who are located in the EEA, and the processing of personal data that takes place in the EEA, is regulated by the GDPR, which went into effect in May 2018 and which imposes obligations on companies that operate in Kalaris’ industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If Kalaris’ or its partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, Kalaris may be subject to litigation, regulatory investigations, enforcement notices requiring it to change the way it uses personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

The GDPR places restrictions on the cross-border transfer of personal data from the European Union to countries that have not been found by the European Commission to offer adequate data protection legislation, such as the United States. There are ongoing concerns about the ability of companies to transfer personal data from the European Union to other countries. In July 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield, one of the mechanisms used to legitimize the transfer of personal data from the EEA to the United States. The CJEU decision also drew into question the long-term viability of an alternative means of data transfer, the standard contractual clauses, for transfers of personal data from the EEA to the United States. This CJEU decision may lead to increased scrutiny on data transfers from the EEA to the United States generally and increase Kalaris’ costs of compliance with data privacy legislation as well as its costs of negotiating appropriate privacy and security agreements with its vendors and business partners.

Additionally, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data Privacy Framework, which serves as a replacement to the EU-U.S. Privacy Shield. The European Union initiated the process to adopt an adequacy decision for the EU-U.S. Data Privacy Framework in December 2022, and the European Commission adopted the adequacy decision on July 10, 2023. The adequacy decision permits United States companies who self-certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism for data transfers from the European Union to the United States. However, some privacy advocacy groups have already suggested that they will be challenging the EU-U.S. Data Privacy Framework. If these challenges are successful, they may not only impact the EU-U.S. Data Privacy Framework, but also further limit the viability of the standard contractual clauses and other data transfer mechanisms. The uncertainty around this issue has the potential to impact Kalaris’ business. Following the withdrawal of the United Kingdom from the European Union, the United Kingdom Data Protection Act 2018 applies to the processing of personal data that takes place in the United Kingdom and includes parallel obligations to those set forth by GDPR. In relation to data transfers, both the United Kingdom and the European Union have determined, through separate “adequacy” decisions, that data transfers between the two jurisdictions are in compliance with the U.K. Data Protection Act and the GDPR, respectively. The United Kingdom and the United States have also agreed to a U.S.-U.K. “Data Bridge,” which functions similarly to the EU-U.S. Data Privacy Framework and provides an additional legal mechanism for companies to transfer data from the United Kingdom to the United States. In addition to the United Kingdom, Switzerland is also in the process of approving an adequacy decision in relation to the

Swiss-U.S. Data Privacy Framework (which would function similarly to the EU-U.S. Data Privacy Framework and the U.S.-U.K. Data Bridge in relation to data transfers from Switzerland to the United States). Any changes or updates to these developments have the potential to impact Kalaris’ business.

Beyond GDPR, there are privacy and data security laws in a growing number of countries around the world. While many loosely follow GDPR as a model, other laws contain different or conflicting provisions. These laws will impact Kalaris’ ability to conduct its business activities, including both its clinical trials and the sale and distribution of commercial products, through increased compliance costs, costs associated with contracting and potential enforcement actions.

While Kalaris continues to address the implications of the recent changes to data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and Kalaris’ efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with Kalaris’ practices. Kalaris must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose Kalaris to risk of enforcement actions taken by data protection authorities in the EEA and elsewhere and carries with it the potential for significant penalties if it is found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose Kalaris to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that Kalaris change its practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect Kalaris’ business. Even if Kalaris is not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm Kalaris’ business, financial condition, results of operations or prospects.

Risks Related to Employee Matters and Managing Growth

Kalaris’ future success depends on its ability to retain key executives and experienced scientists and to attract, retain and motivate qualified personnel.

Kalaris is highly dependent on the research and development, clinical, financial, operational and other business expertise of its executive officers, as well as the other principal members of its management, scientific and clinical teams. Although Kalaris entered into employment agreements with certain of its executive officers, each of them may terminate their employment with Kalaris at any time. Kalaris does not maintain “key person” insurance for any of its executives or other employees. Recruiting and retaining qualified scientific, clinical, manufacturing, accounting, legal and sales and marketing personnel is also critical to Kalaris’ success.

Kalaris does not currently have a chief financial officer. AlloVir and Kalaris have commenced a search for a chief financial officer of the combined company. The combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired. There can be no assurance that their search will be successful, or if so, that there will not be delay in the search. The inability to adequately and timely fill this position could have a material adverse impact on the combined company’s business and results of operations. In addition, the loss of the services of Kalaris’ executive officers or other key employees, including temporary loss due to illness, could impede the achievement of its development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in Kalaris’ industry with the breadth of skills and experience required to successfully develop, gain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and Kalaris may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel.

Kalaris also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Kalaris relies on consultants and advisors, including scientific and clinical advisors, to assist Kalaris in formulating its research and development and commercialization strategy. Kalaris’ consultants and advisors may be employed by employers other than Kalaris and may have commitments under consulting or advisory contracts with other entities that may limit their availability to Kalaris. Failure to succeed in clinical trials may make it even more challenging to recruit and retain qualified scientific personnel. Kalaris’ success as a public company also depends on implementing and maintaining internal controls and the accuracy and timeliness of its financial reporting. If Kalaris is unable to continue to attract and retain high quality personnel, its ability to pursue its growth strategy will be limited.

Kalaris expects to expand its development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, Kalaris may encounter difficulties in managing its growth, which could disrupt its operations.

Kalaris expects to experience significant growth in the number of its employees and the scope of its operations, particularly as it functions as a public company and in the areas of product development, clinical, regulatory affairs, manufacturing and quality control and, if any of its product candidates receives marketing approval, sales, marketing, and distribution. To manage Kalaris’ anticipated future growth, Kalaris must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Future growth will impose significant added responsibilities on members of Kalaris’ management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•

managing its internal development efforts effectively, including the clinical and regulatory review process for TH103 and other product candidates Kalaris may develop, while complying with its contractual obligations to contractors and other third parties; and

•	improving its operational, financial and management controls, reporting systems and procedures.

Kalaris’ future financial performance and its ability to advance development of and, if approved, commercialize TH103 and any other product candidate it is developing or may develop in the future will depend, in part, on its ability to effectively manage any future growth. Due to Kalaris’ limited financial resources and the limited experience of its management team in managing a company with such anticipated growth, Kalaris may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. If Kalaris does not effectively manage the expansion of its operations, Kalaris could experience weaknesses in its infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The expansion of Kalaris’ operations could also lead to significant costs and may divert Kalaris’ management and business development resources. Any inability to manage growth could delay the execution of Kalaris’ business plans or disrupt its operations.

Many of the biopharmaceutical companies that Kalaris competes against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer history in the industry than Kalaris does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Kalaris has to offer. If Kalaris is unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which Kalaris can develop product candidates and operate its business will be limited.

Kalaris’ internal computer systems, or those of its collaborators, vendors, suppliers, contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Kalaris’ product development programs.

Kalaris’ internal computer systems and those of any of its collaborators, vendors, suppliers, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by Kalaris’ employees, third-party vendors and/or business partners, or from cyber-attacks by malicious third parties. Cyber-attacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. Cyber-attacks also could include phishing attempts or email fraud to cause payments or information to be transmitted to an unintended recipient.

If Kalaris experiences any material system failure, accident, cyber-attack or security that causes interruptions in its operations, it could result in a material disruption of Kalaris’ development programs and its business operations, whether due to a loss of its trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Kalaris’ marketing approval efforts and significantly increase its costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Kalaris’ data or applications, or inappropriate disclosure of confidential or proprietary information, Kalaris could incur liability, its competitive position could be harmed, and the further development and commercialization of its product candidates could be delayed.

Kalaris’ employees, independent contractors, including principal investigators, consultants and vendors and any third parties it may engage in connection with research, development, regulatory, manufacturing, quality assurance and other pharmaceutical functions and commercialization may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for Kalaris and harm its reputation.

Kalaris is exposed to the risk of fraud or other misconduct by its employees, independent contractors, including principal investigators, consultants and vendors and any other third parties it engages. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that include failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide complete and accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state data privacy, security, fraud and other healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report complete financial information or data accurately or disclose unauthorized activities to Kalaris. Misconduct by employees and other third parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Kalaris’ reputation. This could include violations of HIPAA, other United States federal and state law, and requirements of non-United States jurisdictions, including the European Union Data Protection Directive. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Kalaris takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. Additionally, Kalaris is subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Kalaris, and Kalaris is not successful in defending itself or asserting its rights, those actions could have a significant impact on Kalaris’ business and results of operations, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid, other United States federal healthcare programs or healthcare programs in other jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Kalaris’ operations.

General Risks Related to Kalaris

Changes in tax law may adversely affect Kalaris or its investors.

The rules dealing with United States federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS, and the United States Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Kalaris or holders of Kalaris’ common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in Kalaris’ or its stockholders’ tax liability or require changes in the manner in which Kalaris operates in order to minimize or mitigate any adverse effects of changes in tax law. Prospective investors should consult their tax advisors regarding the potential consequences of changes in tax law on Kalaris’ business and on the ownership and disposition of Kalaris’ common stock.

Risks Related to the Ownership of the Common Stock of the Combined Company

The market price of the combined company’s common stock is expected to be volatile, and the market price of the combined company’s common stock may drop following the merger.

The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;

•	failure to meet or exceed the financial and development projections of the investment community;

•	if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•	additions or departures of qualified scientific and management personnel;

•	significant lawsuits, including patent or stockholder litigation;

•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the biopharmaceutical sector;

•	sales of securities by the combined company or its stockholders in the future;

•	if the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its product candidates;

•	trading volume of the combined company’s common stock;

•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to product candidates, including with respect to other products in such markets;

•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company;

•	period-to-period fluctuations in the combined company’s financial results; and

•

general economic, industry and market conditions, such as those caused by the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, inflation and fluctuations in interest rates.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on the combined company’s operating results and financial condition.

Following the merger, the combined company may be unable to integrate successfully the businesses of AlloVir and Kalaris and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of AlloVir and Kalaris in a manner that permits the combined company to achieve the anticipated benefits from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger.

In addition, AlloVir and Kalaris have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses as a public company that Kalaris did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The combined company’s management team will consist of the executive officers of Kalaris prior to the merger. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Following the closing of the merger, the combined company will continue to be an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make the combined company’s common stock less attractive to investors.

Following the closing of the merger, the combined company will continue to be an “emerging growth company” (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The combined company may remain an EGC until December 31, 2025, although if the market value of the combined company’s common stock that is held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if the combined company has annual gross revenues of $1.235 billion or more in any fiscal year, the combined company would cease to be an EGC as of December 31 of the applicable year. The combined company also would cease to be an EGC if the combined company issues more than $1.0 billion of non-convertible debt over a three-year period. For so long as the combined company remains an EGC, the combined company is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•	not being required to comply with the auditor attestation requirements in the assessment of the combined company’s internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Even after the combined company no longer qualifies as an emerging growth company, the combined company may continue to qualify as a smaller reporting company, which would allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. In addition, if the combined company is a smaller reporting company with less than $100 million in annual revenue, the combined company would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

The combined company cannot predict whether investors will find the combined company’s common stock less attractive if the combined company relies on these exemptions. If some investors find the combined company’s common stock less attractive as a result, there may be a less active trading market for the combined company’s common stock and the combined company’s stock price may be more volatile.

In addition, the JOBS Act permits an EGC to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. The combined company intends to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that the combined company either irrevocably elects to “opt out” of such extended transition period or no longer qualifies as an EGC. The combined company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

The unaudited pro forma condensed combined financial data for AlloVir and Kalaris included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for AlloVir and Kalaris included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. The exchange ratio reflected in this proxy statement/prospectus is preliminary. The final exchange ratio could differ materially from the preliminary exchange ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus.

Anti-takeover provisions under the combined company’s charter documents and Delaware law could delay or prevent a change of control, which could limit the market price of the combined company’s common stock and may prevent or frustrate attempts by the combined company’s stockholders to replace or remove the combined company’s current management.

The combined company’s amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that could delay or prevent a change of control of the combined company or changes in the combined company’s board of directors that its stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of the combined company’s stockholders;

•

a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•	advance notice requirements for stockholder proposals and nominations for election to the combined company’s board of directors;

•

a requirement that no member of the combined company’s board of directors may be removed from office by the combined company’s stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of the combined company’s voting stock then entitled to vote in the election of directors;

•

a requirement of approval of not less than two-thirds of all outstanding shares of the combined company’s voting stock to amend any bylaws by stockholder action or to amend specific provisions of the combined company’s certificate of incorporation; and

•

the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because the combined company will be incorporated in Delaware, the combined company will be governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of the combined company’s outstanding voting stock. These antitakeover provisions and other provisions in the combined company’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of the combined company’s board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer, or proxy contest involving the combined company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing or cause the combined company to take other corporate actions they desire. Any delay or prevention of a change of control transaction or changes in the combined company’s board of directors could cause the market price of the combined company’s common stock to decline.

The combined company’s amended and restated bylaws will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the combined company’s stockholders, which could limit the combined company’s stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, or employees.

The combined company’s amended and restated bylaws will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for (i) any derivative action or proceeding brought on the combined company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of the combined company’s directors, officers, and employees to it or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the combined company’s amended and restated certificate of incorporation or its amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The combined company’s amended and restated bylaws will further provide that, unless the combined company consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the combined company’s amended and restated bylaws will provide that any person or entity purchasing or otherwise acquiring any interest in shares of the combined company’s common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived the combined company’s compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision that will be in the combined company’s amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts. Additionally, the forum selection clauses that will be in the combined company’s amended and restated bylaws may limit the combined company’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with the combined company or its directors, officers or employees, which may discourage such lawsuits against the combined company and its directors, officers and employees even though an action, if successful, might benefit the combined company’s stockholders. In addition, while the Delaware Supreme Court and other state courts have upheld the validity of forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce the combined company’s Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, the combined company may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to the combined company and its stockholders.

AlloVir and Kalaris do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the merger, there had been no public market for shares of Kalaris capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Transfers of the combined company’s securities utilizing Rule 144 of the Securities Act may be limited.

A significant portion of the combined company’s securities are restricted from immediate resale. Holders should be aware that transfers of the combined company’s securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. The combined company’s possible disposal of certain of AlloVir’s historical assets and operations in connection with AlloVir’s merger with Kalaris will make AlloVir subject to the SEC requirements applicable to reporting shell company business combinations. AlloVir anticipates that following the consummation of the merger, the combined company will no longer be a shell company. As a result, AlloVir anticipates that holders will not be able to sell their restricted combined company securities pursuant to Rule 144 without registration until one year after the combined company files the Current Report on Form 8-K following the closing that includes the required Form 10 information that reflects AlloVir is no longer a shell company.

The combined company’s possible disposal of certain of AlloVir’s historical assets and operations, the discontinuation of its product development programs and the proposed merger with Kalaris resulting in the conversion of Kalaris into a public company shall make AlloVir subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. AlloVir has discontinued the development of its product candidates and the combined company may seek to dispose of certain of AlloVir’s historical assets and operations. As such, AlloVir’s plan to merge with Kalaris resulting in the conversion of Kalaris into a public company shall be subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:

•	the combined company will need to file a Form 8-K to report the Form 10 type information after closing with the SEC reflecting its status as an entity that is not a shell company;

•	the combined company will not be eligible to use a Form S-3 until 12 full calendar months after closing;

•	the combined company will need to wait at least 60 calendar days after closing to file a Form S-8 for any equity plans or awards such as the 2020 Plan and the Kalaris plan;

•

the combined company will be an “ineligible issuer” for three years following the closing, which will prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) use a free writing prospectus, or (iii) take advantage of the well-known seasoned issuer (WKSI) status despite its public float;

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investors who (i) were affiliates of Kalaris at the time the merger was submitted for the vote or consent of Kalaris’ stockholders, (ii) receive securities of the combined company in the merger (i.e., Rule 145(c) securities) and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore to be underwriters with respect to resales of those securities, and accordingly such securities may not be included in the Form S-1 resale shelf registration statement anticipated to be filed after the closing of the merger unless such securities are sold only in a fixed price offering in which such investors are named as underwriters in the prospectus; and

•

Rule 144(i)(2) will limit the ability to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144 (e.g., holders of restricted securities and any affiliates of the public company are also affected) until one year after the Form 10 information is filed with the SEC.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital, offering stock under equity plans, and compliance with securities laws. Further, such requirements will add burdensome restrictions on the resale of combined company shares by affiliates of Kalaris and any holders of “restricted” or “control” securities.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of AlloVir or Kalaris sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of January 15, 2025 and shares expected to be issued upon completion of the merger (assuming for this purpose that the merger was consummated as of January 15, 2025), the combined company is expected to have outstanding a total of approximately 19,880,786 shares of common stock immediately following completion of the merger. Of the shares of common stock, approximately 3,612,613 shares will be available for sale in the public market beginning 180 days after the closing of the merger as a result of the expiration of lock-up agreements between AlloVir and Kalaris on the one hand and certain securityholders of AlloVir and Kalaris on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Kalaris will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the merger, the combined company’s executive officers, directors and principal stockholder, Samsara LP, will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the merger, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 79.00% of the combined company’s outstanding shares of common stock, subject to certain assumptions including, but not limited to, AlloVir’s net cash as of closing being $100 million (which, subject to a $1 million collar, may result in adjustments to the percentage of the combined company that AlloVir stockholders and Kalaris stockholders own on a fully-diluted basis following the closing of the merger depending on AlloVir’s actual net cash as of closing). As a result, if these stockholders were to choose to act together (or, in the case of Samsara LP, alone), they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together (or, in the case of Samsara LP, alone), they would be able to control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire. In addition, as a result of this concentration of ownership, following the closing of the merger, there may be a limited number of shares of the combined company’s common stock that are not held by officers, directors and the principal stockholder, thereby adversely impacting the liquidity of the combined company’s common stock and potentially depressing the price at which stockholders may be able to sell shares of common stock.

Samsara LP, Kalaris’ principal stockholder, beneficially owns greater than 50% of Kalaris’ outstanding shares of capital stock and is expected to own greater than 50% of the combined company’s common stock following the closing of the merger, which will cause the combined company to be deemed a “controlled company” under the rules of Nasdaq.

Samsara LP currently controls approximately 79.90% of the voting power of Kalaris’ capital stock and will control approximately 62.51% of the combined voting power of the combined company’s common stock following the closing of the merger. As a result, Samsara LP owns more than 50% of Kalaris’ outstanding capital stock (and will continue to own more than 50% of the combined company’s capital stock upon closing of the merger), and as such, the combined company will be a “controlled company” under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and, as such, can elect to be exempt from certain corporate governance requirements, including requirements that:

•	a majority of the board of directors consist of independent directors;

•

director nominations be made, or recommended to the full board of directors, by independent directors or by a nominating committee that is composed entirely of independent directors that has adopted a written charter addressing the nominations process; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

The combined company intends to rely on certain of these exemptions upon consummation of the merger. As a result, the combined company’s stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the combined company’s decisions on how to use its cash resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:

•	the structure, timing and completion of the merger by and between AlloVir and Kalaris;

•	the combined company’s listing on Nasdaq after the closing of the merger;

•	expectations regarding the ownership structure of the combined company;

•	expectations regarding the structure, timing and completion of any bridge financing, including investment amounts from investors;

•	the expected executive officers and directors of the combined company;

•	each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the merger and any bridge financing;

•	the future operations of the combined company, including research and development activities;

•	the nature, strategy and focus of the combined company;

•

the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and intellectual property protection;

•	the location of the combined company’s corporate headquarters;

•	anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results; and

•	expectations regarding the therapeutic benefits, clinical potential and clinical development of TH103.

These forward-looking statements should not be relied upon as predictions of future events as AlloVir and Kalaris cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including “could, ” “would,” “predicts,” “projects,” “targets,” “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these terms and phrases or other variations of these words and phrases or comparable terminology but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The events and circumstances reflected in forward-looking statements may not be achieved or occur and actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

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the risk that the conditions to the closing of the merger are not satisfied, including the receipt of certain regulatory approvals (or the imposition of any conditions, limitations or restrictions on such approvals)

•	the failure to timely obtain stockholder approval for the merger from both AlloVir’s and Kalaris’ stockholders, if at all;

•	uncertainties as to the timing of the consummation of the merger and the ability of each of AlloVir and Kalaris to consummate the merger;

•	risks related to AlloVir’s continued listing on Nasdaq until closing of the merger;

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risks related to AlloVir’s and Kalaris’ ability to manage their operating expenses and their expenses associated with the merger pending the closing of the merger, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement;

•	risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the merger;

•	the risk that as a result of adjustments to the exchange ratio, AlloVir stockholders and Kalaris stockholders could own more or less of the combined company than is currently anticipated;

•	risks related to the market price of AlloVir’s common stock relative to the value suggested by the exchange ratio;

•	unexpected costs, charges or expenses resulting from the merger;

•	competitive responses to the merger;

•	potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger;

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the uncertainties associated with Kalaris’ product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials;

•	risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates;

•	uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom;

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risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market;

•	the ability to obtain, maintain, and protect intellectual property rights related to product candidates;

•	changes in regulatory requirements and government incentives;

•	competition;

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risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the merger, including with respect to future financial and operating results;

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the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of AlloVir or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages; and

•	the risk that any bridge financing is not consummated prior to the closing of the merger, among others.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. AlloVir and Kalaris can give no assurance that the conditions to the merger will be satisfied. For further discussion of the factors that may cause AlloVir, Kalaris or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of AlloVir or Kalaris to complete the merger and the effect of the merger on the business of AlloVir, Kalaris and the combined company, see the section entitled “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of AlloVir, Kalaris or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. AlloVir and Kalaris do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future, except as required by law.

THE SPECIAL MEETING OF ALLOVIR STOCKHOLDERS

Date, Time and Place

The AlloVir special meeting will be held on March 12, 2025, commencing at 9:00 AM Eastern Time, unless postponed or adjourned to a later date. The AlloVir special meeting will be held at https://www.virtualshareholdermeeting.com/ALVR2025SM2. You will be able to attend and participate in the AlloVir special meeting in person where you will be able to ask questions and vote. AlloVir is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by AlloVir’s board of directors for use at the AlloVir special meeting and any adjournments or postponements of the AlloVir special meeting. This proxy statement/prospectus is first being furnished to AlloVir stockholders on or about    , 2025.

Purposes of the AlloVir Special Meeting

The purposes of the AlloVir special meeting are:

1.

To approve (i) the issuance of shares of common stock of or AlloVir which will represent more than 20% of the shares of AlloVir common stock outstanding immediately prior to the merger, to stockholders of Kalaris pursuant to the terms of the merger agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq stock issuance proposal”);

2.

To approve an amendment to the 2020 plan to (i) increase the number of shares of AlloVir common stock reserved and available for future issuance under the 2020 plan by a number of shares of AlloVir common stock equal to five percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger, (ii) establish a new maximum aggregate number of shares of AlloVir common stock that may be granted as incentive stock options, and (iii) extend the term of the 2020 plan to the tenth (10th) anniversary of the closing of the merger (the “2020 plan amendment proposal”);

3.

To approve an adjournment of the AlloVir special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq stock issuance proposal (the “adjournment proposal”); and

4.	To transact such other business as may properly come before the stockholders at the AlloVir special meeting or any adjournment or postponement thereof.

The Nasdaq stock issuance proposal is a condition to completion of the merger. Therefore, the merger cannot be consummated without the approval of the Nasdaq stock issuance proposal. The issuance of AlloVir common stock in connection with the merger and the change of control of AlloVir resulting from the merger will not take place unless the Nasdaq stock issuance proposal is approved by the requisite AlloVir stockholders and the merger is consummated.

Recommendation of AlloVir’s Board of Directors

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AlloVir’s board of directors has determined and believes that the issuance of shares of AlloVir’s common stock pursuant to the merger agreement is fair to, in the best interests of, and advisable to, AlloVir and its stockholders and has approved such issuance. AlloVir’s board of directors recommends that AlloVir stockholders vote “FOR” the Nasdaq stock issuance proposal to approve the issuance of shares of AlloVir common stock pursuant to the merger agreement and the change of control resulting from the merger.

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AlloVir’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, AlloVir and its stockholders to approve the amendment to the 2020 plan, as described in this proxy statement/prospectus. AlloVir’s board of directors recommends that AlloVir stockholders vote “FOR” the 2020 plan amendment proposal, to approve the amendment to the 2020 plan, as described in the proxy statement/prospectus

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AlloVir’s board of directors has determined and believes that adjourning the AlloVir special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq stock issuance proposal is fair to, in the best interests of, and advisable to, AlloVir and its stockholders and has approved and adopted the adjournment proposal. AlloVir’s board of directors recommends that AlloVir stockholders vote “FOR” the adjournment proposal, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq stock issuance proposal.

Record Date and Voting Power

Only holders of record of AlloVir common stock at the close of business on the record date January 30, 2025 are entitled to notice of, and to vote at, the AlloVir special meeting. At the close of business on the record date, there were 49 holders of record of AlloVir common stock and there were 5,041,932 shares of AlloVir common stock issued and outstanding. Each share of AlloVir common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of AlloVir’s board of directors for use at the AlloVir special meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for AlloVir common stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the AlloVir special meeting in person, AlloVir urges you to fill out and return the proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the AlloVir special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the Internet or by telephone. Whether or not you plan to attend the AlloVir special meeting, AlloVir encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the AlloVir special meeting, you may still attend the AlloVir special meeting and vote. In such case, your previously submitted proxy will be disregarded.

•	To vote at the AlloVir special meeting, attend the AlloVir special meeting and vote in person over the Internet.

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To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the AlloVir special meeting, AlloVir will vote your shares in accordance with the proxy card.

•	To vote by proxy over the Internet, follow the instructions provided on the Notice of Internet Availability.

•	To vote by telephone, you may vote by proxy by calling the toll-free number found on the Notice of Internet Availability.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from AlloVir. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the AlloVir special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

AlloVir provides Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter. Broker non-votes, if any, will be treated as shares that are present at the AlloVir special meeting for purposes of determining whether a quorum exists but, assuming a quorum is present, will not have any effect for the purpose of voting on the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal. If an AlloVir stockholder does not return voting instructions to their broker on how to vote their shares of AlloVir common stock, such broker may be prevented from voting, or may otherwise choose not to vote, such shares held by such broker, resulting in broker non-votes with respect to such shares. We do not believe that any of the proposals currently scheduled to be voted on at the AlloVir special meeting are “discretionary” or “routine” matters for which brokers have discretionary authority to vote. Accordingly, it is not expected that there will be any broker non-votes. To make sure that your vote is counted, you should instruct your broker to vote your shares of AlloVir common stock, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the AlloVir special meeting and at any adjournments or postponements of the AlloVir special meeting in accordance with the instructions contained in the proxy. If a holder of AlloVir common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of AlloVir’s board of directors.

If you are a stockholder of record of AlloVir and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the AlloVir special meeting in any one of the following ways:

•	You may submit another properly completed proxy with a later date by mail or via the Internet.

•	You can provide your proxy instructions via telephone at a later date.

•	You may send a written notice that you are revoking your proxy over the Internet, following the instructions provided on the Notice of Internet Availability.

•	You may attend the AlloVir special meeting and vote in person. Simply attending the AlloVir special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence at the AlloVir special meeting of the holders of a majority of the shares of AlloVir common stock entitled to vote, present in person or represented by proxy, at the AlloVir special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards the presence of a quorum. The affirmative vote of a majority of the votes properly cast by the holders of AlloVir common stock entitled to vote at the AlloVir special meeting, assuming a quorum is present, is required for approval of the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal. The Nasdaq stock issuance proposal is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of the Nasdaq stock issuance proposal. The issuance of AlloVir common stock in connection with the merger and the change of control of AlloVir resulting from the merger will not take place unless the Nasdaq stock issuance proposal is approved by the requisite AlloVir stockholders and the merger is consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Broker non-votes, if any, will be treated as shares that are present at the AlloVir special meeting for purposes of determining whether a quorum exists but, assuming a quorum is present, will not have any effect for the purpose of voting on the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal. We do not believe that any of the proposals currently scheduled to be voted on at the AlloVir special meeting are “discretionary” or “routine” matters for which brokers have discretionary authority to vote. Accordingly, it is not expected that there will be any broker non-votes.

As of November 7, 2024, the directors and certain executive officers of AlloVir owned or controlled 29.4% of the outstanding shares of AlloVir common stock entitled to vote at the AlloVir special meeting. As of November 7, 2024, the AlloVir stockholders that are party to a support agreement, including the directors and certain executive officers of AlloVir, owned an aggregate number of shares of AlloVir common stock representing approximately 29.4% of the outstanding shares of AlloVir common stock. Each stockholder that entered into a support agreement, including the directors and certain executive officers of AlloVir, has agreed to vote all shares of AlloVir common stock owned by him or her as of the record date in favor of the Nasdaq stock issuance proposal, the 2020 plan amendment proposal and the adjournment proposal and against any competing “Acquisition Proposal” (as defined below).

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of AlloVir may solicit proxies from AlloVir stockholders by personal interview, telephone, email, fax or otherwise. AlloVir and Kalaris will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of AlloVir common stock for the forwarding of solicitation materials to the beneficial owners of AlloVir common stock. AlloVir will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. AlloVir has retained MacKenzie, to assist it in soliciting proxies using the means referred to above. AlloVir will pay the fees of MacKenzie, which AlloVir expects to be approximately $12,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, AlloVir’s board of directors does not know of any business to be presented at the AlloVir special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the AlloVir special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 219 of this proxy statement/prospectus describe the material aspects of the merger and the merger agreement. While AlloVir and Kalaris believe that this description covers the material terms of the merger and the merger agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the merger agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 451 of this proxy statement/prospectus.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the AlloVir board of directors or committees thereof or the representatives of AlloVir and other parties.

Prior to December 2023, AlloVir was an allogeneic T cell immunotherapy company that was focused on restoring natural immunity against life-threatening viral diseases in pediatric and adult patients with weakened immune systems, including the development of three Phase 3 clinical trials with posoleucel, an investigational off-the-shelf multi-virus-specific T cell therapy—for prevention of clinically significant infections or diseases by multiple viruses, treatment of virus-associated hemorrhagic cystitis (vHC), and treatment of adenovirus (AdV)—following allogeneic allo-HCT. In furtherance of this strategy, the AlloVir board of directors and AlloVir’s management would, from time to time, review and discuss AlloVir’s business, financial condition, operations and strategic priorities and consider various strategic business initiatives intended to strengthen AlloVir’s business and enhance stockholder value. In particular, these discussions included the exploration of strategic relationships, collaborations and partnering opportunities with respect to the advancement and development of its three Phase 3 clinical trials with posoleucel and other programs. AlloVir’s management provided periodic updates regarding these discussions, including the discussions described below, to the AlloVir board of directors.

On December 20, 2023, the AlloVir board of directors held a meeting at which members of AlloVir’s management and representatives of Goodwin Procter LLP (“Goodwin”), AlloVir’s outside legal counsel, were present. The AlloVir board of directors and management discussed, among other things, the receipt of the three pre-planned analyses by three independent Data Safety Monitoring Boards (“DSMBs”) for its three Phase 3 posoleucel studies, each of which recommended stopping its respective trial for futility after a review of the data suggested that each study was unlikely to meet its primary endpoint. As a result, the AlloVir board of directors discussed whether or not AlloVir should discontinue its three global Phase 3 posoleucel studies, including the futility of the studies and whether or not there would be potential strategic alternatives available to AlloVir. The AlloVir board of directors also discussed the company’s need to preserve cash. In addition, the AlloVir board of directors discussed strategic, financial and operational challenges.

On December 21, 2023, the AlloVir board of directors held a meeting to continue the discussions regarding the potential discontinuation of its three global Phase 3 posoleucel studies given the DSMB’s futility analyses and recommendations. The AlloVir board of directors ultimately determined to discontinue its three global Phase 3 posoleucel studies after discussing factors contributing to the decision to discontinue AlloVir’s three global Phase 3 posoleucel studies, including the futility of the studies, potential strategic alternatives available to AlloVir and the need to preserve cash. In connection with these discussions, the AlloVir board of directors directed AlloVir’s management to review AlloVir’s business, including the status of its programs, resources and capabilities and prepare a recommendation for its ongoing operations for the AlloVir board of directors to consider. The AlloVir board of directors also directed AlloVir’s management to assess whether the Phase 3 posoleucel studies could have meaningful value as stand-alone programs or together as a whole. The AlloVir board of directors determined that, in connection with these efforts, AlloVir’s management should commence a process to evaluate business development, strategic or other transactions regarding Phase 3 posoleucel studies, related assets and intellectual property (including potential partnerships, licensing transactions and asset sales) and authorized AlloVir’s management to identify and engage in discussions with various third parties in connection with that evaluation.

Also at this meeting, the AlloVir board of directors considered various strategic alternatives, as well as the potential value of AlloVir discontinuing all of its programs and focusing on cost preservation activities as part of its assessment of strategic options to maximize stockholder value. The AlloVir board of directors and management weighed the potential value that AlloVir could deliver to stockholders in the event of other strategic alternatives, such as an acquisition, an in-license or acquisition of assets, a merger of equals and a possible reverse merger or liquidation scenario, compared to the continued development of its programs. Following such discussion, the AlloVir board of directors determined that the Phase 3 posoleucel studies did not merit further development by AlloVir, and, as such, that AlloVir should discontinue the Phase 3 posoleucel studies and other discovery and development activities, and focus its efforts on pursuing various strategic alternatives such as an acquisition, an in-license or acquisition of assets, a merger of equals and a possible reverse merger.

Also at this meeting, the AlloVir board of directors established a Strategic Transaction Committee of the AlloVir board of directors (the “Transaction Committee”), for convenience (and not because of any actual or perceived conflicts of interests), in order to assist the AlloVir board of directors, as needed, in exploring strategic alternatives, including without limitation, a sale or other divestiture, including a spin-out of all, substantially all or a material portion of AlloVir’s business or assets, a “reverse merger,” “merger of equals” or similar transaction, or a sale of control of AlloVir. The initial members of the Transaction Committee were the following independent directors, who were selected because they have significant experience with merger and acquisition transactions and/or clinical development: Jeffrey Bornstein, Derek Adams, and Shawn Tomasello. The AlloVir board of directors delegated authority to the Transaction Committee to, among other things: (a) consider and evaluate all proposals that might be received by AlloVir in connection with a possible sale or other business transaction or series of transactions involving all or substantially all of AlloVir’s equity or assets on a consolidated basis, through any form of transaction, including, without limitation, merger, stock purchase, asset purchase, recapitalization, reorganization, going-private transaction, consolidation, amalgamation, spin-out of assets, licensing, collaboration of all or certain assets, dividends or distribution of assets or rights to assets or future payments, debt or equity financing, liquidation, dissolution or other transaction, (b) participate in and direct the negotiation of the material terms and conditions of any such transaction, (c) consider any alternatives to any such transaction, including without limitation, AlloVir continuing to operate as an independent company, and (d) recommend to the AlloVir board of directors the advisability of entering into a definitive agreement (and any ancillary agreements relating thereto) with respect to any such transaction, or the advisability of pursuing any other alternative, in each case subject to applicable law. Between December 21, 2023 and the signing of the merger agreement, the Transaction Committee met routinely and on an ad hoc basis as needed, with representatives of its advisors present. Throughout the Transaction Committee’s evaluation of a potential strategic transaction described below, the Transaction Committee conducted formal meetings, and its members were also in regular informal discussions with AlloVir’s management and legal and financial advisors and with each other. The Transaction Committee also met in executive session without AlloVir’s management present.

The AlloVir board of directors and management also determined that a significant reduction in force and mitigation of AlloVir’s facility lease obligations would be required as a result of AlloVir’s new strategic direction. Following discussion, the AlloVir board of directors authorized AlloVir’s management to proceed with implementing various actions to preserve cash available, including by implementing a reduction in force intended to reduce AlloVir’s operational cash burn in an effort to maximize its strategic optionality and enhance and maximize stockholder value, on such timeline as AlloVir’s management deemed to be in the best interest of AlloVir’s stockholders. Following further discussion, the AlloVir board of directors determined that AlloVir should publicly announce the results of its business review and that AlloVir was reviewing strategic alternatives.

On December 22, 2023, AlloVir publicly announced that it was discontinuing its three global Phase 3 posoleucel studies—for prevention of clinically significant infections or diseases by multiple viruses, treatment of virus-

associated hemorrhagic cystitis (vHC), and treatment of adenovirus (AdV)—following allogeneic hematopoietic cell transplant (allo-HCT), was shifting its focus to preserve remaining capital, reviewing its pipeline, and assessing its strategic options.

On December 26, 2023, the Compensation Committee of the AlloVir board of directors met to discuss a proposed reduction-in-force and related compensatory arrangements associated with the reduction in force. On January 1, 2024, the AlloVir board of directors approved the reduction in force, corporate restructuring and related matters.

On January 4, 2024, AlloVir announced the corporate restructuring that would reduce its workforce by approximately 95% in order to reduce costs and preserve capital in light of AlloVir’s announcement on December 22, 2023 that it was discontinuing its three global Phase 3 posoleucel studies and reviewing strategic alternatives. This workforce reduction took place primarily during the first quarter of 2024 and was substantially completed by April 15, 2024.

On January 5, 2024, the Transaction Committee held a meeting at which members of AlloVir’s management and representatives of Leerink Partners and Goodwin were present. In connection with AlloVir’s pursuit of strategic alternatives, Leerink Partners provided an overview of its financial advisory expertise, as well as potential strategic transaction timelines, related activities, potential transaction structures and relevant precedents. The discussion covered a variety of topics, including the potential relevance of AlloVir’s net cash position, the potential criteria to be considered in selecting various transaction partners or a potential reverse merger partner, and the role of the AlloVir board of directors and the Transaction Committee in such process. The meeting participants also reviewed a list of prospective counterparties to a potential strategic transaction and AlloVir’s outreach activities and discussions with various prospective counterparties to date.

Later on January 5, 2024, the AlloVir board of directors held a meeting at which members of AlloVir management and representatives from Goodwin were present. At this meeting, AlloVir board of directors reviewed and discussed Leerink Partner’s capabilities and Leerink Partner’s financial advisory expertise. The AlloVir board of directors discussed the potential strategic alternatives available to the company, namely a liquidation and return of capital to the AlloVir stockholders, a reverse merger, a merger or other acquisition, a pharma divestment and/or in-licensing or acquisition of assets. The AlloVir board of directors discussed the resources needed to pursue and consider the various strategic alternatives in a thorough but timely manner, including review and due diligence of potential opportunities. After discussion, the AlloVir board of directors established a Business Development Committee in order to assist the Transaction Committee as needed in reviewing strategic alternatives, in particular due diligence review and prioritization of certain opportunities in connection with potential strategic alternatives. The initial members of the Business Development Committee were David Hallal, Morana Jovan-Embiricos, Ph.D., Jeffrey Bornstein, Vikas Sinha, Diana Brainard and Shawn Tomasello. Also at this meeting, the AlloVir board of directors discussed the status of the company’s reduction in force, including actions taken to date in connection with the corporate restructuring, the valuation of certain assets of the company, the decrease in spending and activities of the company’s subsidiaries and the management of AlloVir’s expenses.

Following the meeting of the AlloVir board of directors on January 5, 2024, the Transaction Committee met separately to further discuss Leerink Partners’ financial advisory expertise and its capabilities to advise AlloVir in connection with its strategic alternatives process. The Transaction Committee also discussed Leerink Partners’ capabilities as compared to other financial advisors, outreach to other financial advisors and such other advisors’ expertise in advising companies in connection with reverse merger transactions. The Transaction Committee also discussed potential pharma divestment opportunities, carve-out transactions and reverse merger transactions.

On January 17, 2024, David Hallal, Chairman of the AlloVir board of directors, had a lunch meeting with the Chief Executive Officer of “Party A”, a privately held biotechnology company developing therapies for autoimmune disease. At this meeting, the Chief Executive Officer of Party A expressed interest in pursuing a potential reverse merger transaction with AlloVir.

On January 19, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee, members of AlloVir’s management and representatives of Leerink Partners and Goodwin were present. At this meeting, representatives of Leerink Partners reviewed the proposed process for reviewing and analyzing strategic alternatives and other opportunities, including outreach to and negotiation with potential strategic partners, review by the SEC of any material transaction to be disclosed in future filings with the SEC, stockholder approval requirements for a potential strategic alternative transaction, timing considerations for a strategic alternatives process, potential transaction structures, and financial modeling considerations. The Transaction Committee also discussed and agreed upon the proposed criteria that would be used to evaluate any potential indications of interest, consisting of the following factors: the stage of development of the counterparty’s product candidates; the attractiveness of the counterparty’s technology and development pipeline; clinical data generated to date and scientific rationale for disease modification; regulatory path and interactions; the quality of management, board and investor base; potential value inflection milestones in the relative near term, including within the anticipated cash runway period following the closing of a transaction; readiness to be a U.S. publicly traded company, including the availability of audited financial statements; manufacturing process and impact on cost of goods; anticipated time to commercialization; commercial opportunity, including competitive differentiation, pricing, reimbursement and potential market share; intellectual property position; insider support for capitalizing the combined company in a concurrent financing; the combined company’s financing needs following the completion of a transaction with AlloVir; and the proposed relative valuations and pro forma ownership splits of the combined company’s equity (collectively, the “Criteria”). Also at this meeting, representatives of Leerink Partners discussed various considerations for the process of identifying counterparties for a possible reverse merger transaction, as well as a process for restructuring the organization. Representatives of Goodwin provided an overview of legal considerations in connection with a potential transaction, including the directors’ fiduciary duties under Delaware law in the context of a strategic transaction (including mergers, reverse mergers, acquisitions and dissolution), the management of any actual or potential conflicts, and the transaction process. Following discussion, representatives of Leerink Partners departed the meeting. The Transaction Committee, with the participation of members of the Business Development Committee, determined to engage Leerink Partners to act as its financial advisor in connection with the exploration of strategic alternatives on the financial terms described to the Transaction Committee. The Transaction Committee authorized management to finalize the terms of the engagement letter with Leerink Partners and was in favor of securing Leerink Partners’ advisory services, subject to satisfactory negotiation of fees and terms of such engagement. The Transaction Committee selected Leerink Partners as its financial advisor based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with AlloVir and its business. The Transaction Committee also took into account Leerink Partners’ status as an internationally recognized investment banking firm that has substantial experience in transactions similar to those that the Transaction Committee would potentially be considering.

On January 31, 2024, based on the recommendation of the Transaction Committee, the AlloVir board of directors, reviewed and approved entering into an engagement letter between AlloVir and Leerink Partners, the terms of which the Transaction Committee determined were appropriate based on market terms. The engagement letter by and between AlloVir and Leerink Partners was executed on January 31, 2024. During the course of the engagement of Leerink Partners, the Transaction Committee was advised as to potential conflicts of interest of Leerink Partners and concluded that there were no conflicts that would impair the ability of Leerink Partners to provide advisory services, and Leerink Partners did not identify to the Transaction Committee any conflicts related to Party A, Party B, Party C or Kalaris.

On February 1, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir’s management and representatives of Leerink Partners and Goodwin were present. At this meeting, representatives of Leerink Partners provided an update regarding the strategic process, including the identification of 30-40 potential counterparties. Following discussion, the Transaction Committee directed Leerink Partners to send a process letter requesting that such companies submit non-binding written indications of interest by March 20, 2024 indicating that AlloVir’s projected available net cash balance at closing, assuming a closing date of June 30, 2024, was approximately in the range of $95-115 million. The Transaction Committee also discussed the assessment of its existing assets and potential opportunities for an asset acquisition or licensing transaction, including potential counterparties and additional resources to diligence and prioritize other opportunities besides a reverse merger. The Transaction Committee discussed the importance value driven strategic opportunities, and optimizing for maximizing value for stockholders.

From February 1, 2024 through September 28, 2024, as authorized by the AlloVir board of directors and the Transaction Committee, representatives of Leerink Partners and AlloVir’s management contacted, or were contacted by, potential counterparties regarding their interest in a potential strategic transaction with AlloVir. The Transaction Committee, AlloVir’s management and representatives of Leerink Partners considered an initial list of 50 private and public companies (which did not include Kalaris), which included inbound interest and select ongoing strategic discussions held by AlloVir’s management, that were potentially interested in a strategic transaction with AlloVir. The companies were primarily privately-held biotechnology companies that were identified, or identified themselves, based on their need to obtain financing and/or their interest in becoming a public company with access to the public capital markets. Of the companies reviewed, the Transaction Committee and AlloVir’s management directed representatives of Leerink Partners, and in certain instances AlloVir’s management, to contact 32 of these companies based on their determination of the potential merits of a strategic transaction with each company. These potential counterparties were identified and selected following the Transaction Committee’s qualitative consideration of the Criteria, and the companies who were determined not to adequately meet the Criteria were not selected to be contacted. Kalaris was not included among the 32 companies in the initial outreach.

Of these 32 companies, representatives of Leerink Partners distributed 30 process letters on March 14, 2024 requesting that such potential counterparties submit non-binding indications of interest with respect to a strategic transaction with AlloVir, assuming that AlloVir’s projected available net cash balance at closing would be $100 million. As to the remaining two companies, they were also contacted, but did not receive process letters as they did not confirm interest in a potential strategic transaction. At the direction of the AlloVir board of directors and the Transaction Committee, members of AlloVir’s management, members of the AlloVir board of directors, including members of the Transaction Committee, and AlloVir’s financial and legal advisors, conducted due diligence on multiple potential counterparties, focusing on strategic, scientific and clinical diligence, as well as competitive and other business factors. These advisors included external consultants, engaged by AlloVir at the request of the Transaction Committee, who assisted with AlloVir’s due diligence. Of the 30 process letters sent by Leerink Partners to potential counterparties in a reverse merger transaction, 27 of these counterparties (including Party A and Party B (as defined below)) executed customary mutual confidentiality agreements with AlloVir (17 of which included customary standstill provisions, each of which automatically terminated upon AlloVir’s announcement of the transaction with Kalaris) and 16 counterparties submitted non-binding indications of interest.

In addition, from February 1, 2024 through May 24, 2024, representatives of AlloVir contacted nine publicly held and privately held companies regarding potential opportunities to in-license patents issued to third parties and four publicly traded companies, including Party C (as defined below), regarding potential sale transactions. During this period, the AlloVir board of directors and the Transaction Committee, with input from the Business Development Committee, reviewed and considered management presentations and due diligence presentations, and considered the recommendations of advisors and consultants regarding potential transaction counterparties.

On February 12, 2024, AlloVir announced that on February 9, 2024, AlloVir received a letter from the Listing Qualifications Department of the Nasdaq Stock Market, notifying AlloVir that, for the last 30 consecutive business days, AlloVir common stock had not maintained a minimum closing bid price of $1.00 per share pursuant to Nasdaq Listing Rule 5450(a)(1) (the “minimum bid price requirement”). In accordance with Nasdaq

Listing Rule 5810(c)(3)(A), AlloVir was provided an initial period of 180 calendar days, or until August 7, 2024, to regain compliance with the minimum bid price requirement. AlloVir did not regain compliance with the minimum bid price requirement, and, subsequently, on August 6, 2024, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(i), applied to the transfer of AlloVir common stock to The Nasdaq Capital Market. On August 14, 2024, AlloVir common stock was transferred to The Nasdaq Capital Market, and AlloVir was afforded an additional 180-calendar day period, or until February 3, 2025, to regain compliance with the minimum bid price requirement.

On February 16, February 26, and March 8, 2024, the Transaction Committee held meetings at which members of the Business Development Committee, members of AlloVir’s management, and representatives of Goodwin were present. Members of AlloVir management provided an update on the strategic alternatives review process, including the review of potential in-licensing opportunities, public company merger transactions, divestitures of assets and certain business opportunity, regulatory, clinical and financial considerations associated with each. The Transaction Committee discussed operational matters and the focus on maximizing value for AlloVir’s stockholders, and AlloVir management provided updates on AlloVir’s cash runway through fiscal year 2024

On March 5, 2024, representatives of Party C, a publicly traded biopharmaceutical company focused on the development therapies to treat cancer, made a corporate presentation to members of the AlloVir board of directors and members of AlloVir’s management. Representatives of Leerink Partners were present.

On March 11, 2024, AlloVir received an indication of interest from “Party B”, a privately held biotechnology company developing therapies to treat immunologic and inflammatory diseases, which was received on March 11, 2024, and which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $126 million (assuming closing net cash of $105 million) and an ascribed valuation of Party B of $195 million, with an implied ownership interest in the combined company of approximately 39% for existing AlloVir stockholders. Party B’s proposal did not contemplate a concurrent financing.

On March 15, 2024, the Transaction Committee held a meeting at which members of AlloVir management, members of the Business Development Committee and representatives of Goodwin were present. Representatives of Goodwin provided an overview of legal considerations in connection with a potential transaction, including the directors’ fiduciary duties under Delaware law in the context of a strategic transaction (including mergers, reverse mergers, acquisitions and dissolution), the management of any actual or potential conflicts, and the transaction process. AlloVir’s management reviewed the status of the asset identification for potential in-licensing or asset acquisition or divestiture opportunities, public company merger candidate assessments and outreach to potential counterparties and indications of interest received thus far (including from Party B). The Transaction Committee and AlloVir’s management, together with input from other members of the AlloVir board of directors, discussed the potential counterparties and indications of interest received thus far (including from Party B) and compared such counterparties and the terms set forth in their respective indications of interest against the Criteria.

On March 15, 2024, AlloVir received an indication of interest from “Party C”, which proposed an all-stock acquisition of AlloVir by Party C with an ascribed valuation of AlloVir of $0.89 per share (assuming closing net cash of $100 million), with an implied ownership interest in the combined company of approximately 21% for existing AlloVir’s stockholders. Party C’s proposal did not contemplate a concurrent financing and included a request for a 45-day exclusivity period.

On March 20, 2024, AlloVir received an indication of interest from Party A, which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $105-125 million (assuming closing net cash of $95-115 million) and an ascribed valuation of Party A of $225 million, with an implied ownership interest in the combined company of approximately 25.9-29.4% for existing AlloVir stockholders. Party A’s proposal also contemplated a concurrent financing of $75 million from current Party A investors and new investors.

On March 28, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. During this meeting, and throughout the strategic review processes conducted by AlloVir, the AlloVir board of directors and the Transaction Committee reviewed potential conflicts between certain members of the AlloVir board of directors and certain of the potential counterparties to a potential strategic transaction, including, in particular, noting that certain of AlloVir’s directors were affiliated with various investment funds that were investors in, and in some cases had board representation on, certain of the potential counterparties. The AlloVir board of directors and Transaction Committee further discussed that where appropriate to avoid potential conflicts or the appearance of potential conflicts, a particular director would recuse himself or herself from board and committee meetings (or relevant portions thereof) relating to, and any deliberations or discussions regarding, a possible transaction with the relevant counterparty. Further, it was noted that certain attorneys from Goodwin (although not those advising AlloVir or the Transaction Committee) had provided legal services to certain of the potential counterparties. Also, representatives of Leerink Partners provided the Transaction Committee with customary disclosures regarding any material relationships that Leerink Partners had with certain of the proposed counterparties. Representatives of Goodwin reviewed the fiduciary duties of the members of the Transaction Committee and, in the event that a conflict was determined to exist, the process by which any conflicted board members or advisors would be recused from certain discussions and decisions to approve a final strategic transaction counterparty in the event that a conflict was determined to exist. Members of AlloVir management and representatives of Leerink Partners provided an update on the strategic alternatives review process, and discussed the 18 non-binding indications of interest received to date, which included 16 non-binding indications of interest proposing a reverse merger transaction, and two non-binding indications of interest from publicly traded companies, including Party C. Following discussion, the Transaction Committee identified seven potential counterparties (including Party B) to be prioritized for management presentations based on a comparison of such counterparties and the terms set forth in their respective indications of interest against the Criteria. Party A and Party C were not included in the seven parties prioritized for management presentations at this time based on, in the case of Party A, the Transaction Committee’s review of Party A’s indication of interest against the Criteria, and, in the case of Party C, the likelihood of achieving a consummated transaction.

Beginning on April 2, 2024, at the direction of the Transaction Committee, representatives of Leerink Partners requested each of the seven counterparties identified by the Transaction Committee to make presentations to the Transaction Committee and AlloVir’s management, and to otherwise be available for due diligence sessions with Leerink Partners, the Transaction Committee, AlloVir’s management and its legal advisors. From April 2, 2024 through July 31, 2024, ten potential counterparties (including Party A (following business updates discussed below), Party B and Kalaris) met with and presented their corporate presentation to the Transaction Committee, AlloVir’s management and representatives of Leerink Partners.

On April 5, 2024, representatives of Party B made a corporate presentation to members of the AlloVir board of directors and members of AlloVir’s management. Representatives of Leerink Partners were present. On April 12, 2024, the Transaction Committee held a meeting at which other members of the AlloVir board of directors participated and members of AlloVir management and representatives of Leerink Partners and Goodwin were present. At this meeting, members of AlloVir’s management, together with input from Leerink Partners, also discussed the status of their review of the indications of interest, both when compared to the Criteria and in light of information learned about the counterparties not included in the Criteria. After reviewing all of the submitted indications of interest, the Transaction Committee selected seven indications of interest, including the indication of interest from Party B, to prioritize in due diligence efforts.

At the direction of the Transaction Committee, on April 12, 2024, Leerink Partners informed the other potential counterparties, including Party A and Party C, that had submitted indications of interest but who were not invited to make presentations that they were not advancing to the next stage of discussions based on determinations by the Transaction Committee.

On April 29, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. AlloVir’s management discussed AlloVir’s cash burn and cash position. Members of the Business Development Committee and representatives of Leerink Partners provided an update on the strategic alternatives review process.

On May 10, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. Members of the Business Development Committee and representatives of Leerink Partners provided an update on the strategic alternatives review process. The meeting participants also discussed other potential strategic alternatives, including a liquidation or dissolution of AlloVir.

On May 24, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. Members of AlloVir management and representatives of Leerink Partners provided an update on the strategic alternatives review process, including regarding the potential foreign investment regulatory-related risk for AlloVir in a potential transaction with Party B. Based on a number of factors, including, the likelihood of a completed transaction and the Transaction Committee’s assessment of the probability of success of the programs of the potential counterparties, in May 2024, the Transaction Committee deprioritized the review of potential opportunities to in-license third-party assets and potential opportunities to enter into sale transactions with publicly traded entities. The participants also discussed the potential foreign investment regulatory-related risk for AlloVir in a potential transaction with Party B. Following its review of the management and due diligence presentations conducted by each of the seven parties selected for additional consideration by the Transaction Committee, the Transaction Committee recommended that the AlloVir board of directors not pursue a potential transaction with any of the seven parties, including Party B, as, based on the Criteria, the Transaction Committee did not view the submitted indications of interest as likely to result in a transaction that would be in the best interests of the stockholders of AlloVir given the due diligence conducted on the potential counterparties to date. As directed by the Transaction Committee, representatives of Leerink Partners notified each of the parties that they were no longer under consideration by the Transaction Committee.

On May 28, 2024, Party B sent a revised non-binding indication of interest, which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $108 million (assuming closing net cash of $90 million) and an ascribed valuation of Party B of $300 million (which it had increased from its initial indication of interest of $195 million due Party B’s to positive developments in Party B’s business, including completion of enrollment in a clinical trial), with an implied ownership interest in the combined company of approximately 26% for existing AlloVir stockholders, prior to any concurrent financing. Party B’s revised non-binding indication of interest contemplated a concurrent financing of $25-50 million from current Party B investors and new investors.

On May 31, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. At this meeting, members of AlloVir management and representatives of Leerink Partners provided an update on the strategic alternatives review process, including the revised non-binding indication of interest from Party B. Notwithstanding the Transaction Committee’s determination on May 24, 2024, the Transaction Committee directed AlloVvir management to resume due diligence efforts with respect to Party B given Party B’s revised non-binding indication of interest.

Also on May 31, 2024, the AlloVir board of directors held a meeting at which representatives of Goodwin were present. During this meeting, upon the recommendation of the compensation committee of the AlloVir board of directors, the AlloVir board of directors approved cash retention bonuses payable to certain of AlloVir’s executive officers, subject to their continued employment through the consummation of the merger.

On June 6, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee and members of AlloVir’s management were present. At this meeting, members of AlloVir management provided an update on the strategic alternatives review process, including an update on due diligence conducted to date on Party B.

On June 10, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee and members of AlloVir’s management were present. At this meeting, members of AlloVir management provided an update on the strategic alternatives review process, including an update on due diligence conducted to date on Party B. The Transaction Committee provided feedback and direction to AlloVir’s management and representatives of Leerink Partners on these matters. Following discussion, the Transaction Committee directed representatives of Leerink Partners to deliver a counterproposal to Party B reflecting the feedback provided.

On June 11, 2024, as directed by the Transaction Committee, representatives of Leerink Partners sent a counterproposal to Party B, which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $118 million (assuming closing net cash of $100 million) and an ascribed valuation of Party B of $200 million, with an implied ownership interest in the combined company of approximately 32.1% for existing AlloVir stockholders, prior to any concurrent financing. The counterproposal contemplated a concurrent financing of $50 million from current Party B investors and new investors.

On June 20, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. Members of AlloVir management and representatives of Leerink Partners provided an update on the strategic alternatives review process.

On June 27, 2024, as directed by the Transaction Committee, Mr. Hallal had a meeting with Srinivas Akkaraju, MD, Ph.D., founder and managing general partner at Samsara LP, majority stockholder of Kalaris. At this meeting, the parties discussed possible synergies in a potential transaction, and the participants expressed an interest in conducting due diligence on each other.

On June 28, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. AlloVir’s management discussed AlloVir’s cash burn and cash position. AlloVir’s management provided the Transaction Committee with a preliminary analysis prepared by AlloVir’s management regarding a potential liquidation of AlloVir, including the potential timeline for liquidation and an estimate of the amount that would be distributable to AlloVir stockholders in such potential liquidation scenario. AlloVir’s management discussed the estimated impact of a potential liquidation, including that a meaningful amount of AlloVir’s current cash balance would need to be held back to cover current liabilities and future potential liabilities triggered by a liquidation strategy. Following discussion, the Transaction Committee, with the participation of members of the Business Development Committee, concluded that a liquidation was not reasonably likely to create greater value for AlloVir stockholders than a reverse merger or other strategic transaction that could deliver value to AlloVir stockholders in excess of its cash. Representatives of Leerink Partners and AlloVir’s management provided updates on the strategic alternative review process, including an overview of the due diligence conducted to date and additional proposals received from potential counterparties. Following discussion, the Transaction Committee determined that none of the additional proposals received were likely to meet the Criteria based on the due diligence conducted to date. Representatives of Leerink Partners and AlloVir’s management also provided updates on discussions with Party B. The Transaction Committee provided feedback to AlloVir management and Leerink Partners regarding next steps.

On July 11, 2024, Mr. Hallal had a meeting with Dr. Akkaraju. At this meeting, Mr. Hallal requested that Kalaris provide AlloVir with an overview of Kalaris’ business.

On July 16, 2024, following the public announcement that Party A had received FDA clearance of Party A’s investigational new drug application, Mr. Hallal and Vikas Sinha had a meeting with the Chief Executive Officer and other members of management of Party A. At this meeting, the representatives from Party A provided an update regarding recent data regarding Party A’s programs. Following this conversation, the Transaction Committee directed representatives of Leerink Partners to contact Party A and request that Party A submit a revised non-binding indication of interest.

On July 24, 2024, Party B sent a revised non-binding indication in response to AlloVir’s June 11, 2024 proposal, which revised non-binding indication of interest which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $118 million (assuming closing net cash of $90 million) and an ascribed valuation of Party B of $230 million, with an implied ownership interest in the combined company of approximately 26% for existing AlloVir stockholders, prior to any concurrent financing. Party B’s revised non-binding indication of interest contemplated a concurrent financing of $40 million from current Party B investors and new investors.

On July 26, 2024, Party A sent a revised non-binding indication of interest, which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $105-115 million (assuming closing net cash of $90 million) and an ascribed valuation of Party A of $225 million, with an implied ownership interest in the combined company of approximately 26% for existing AlloVir stockholders, prior to any concurrent financing. Party A’s revised non-binding indication of interest also contemplated a concurrent financing of $75 million from current Party A investors and new investors. The increase in the ascribed valuation of Party A since Party A’s initial non-binding indication of interest was due to (in Party A’s view) the recent data Party A received regarding Party A’s programs.

On July 30, 2024, representatives of Kalaris made a corporate presentation to members of the AlloVir board of directors and members of AlloVir’s management. Representatives of Leerink Partners were present.

On July 31, 2024, representatives of Party A made a corporate presentation to members of the AlloVir board of directors and members of AlloVir’s management. Representatives of Leerink Partners were present.

On August 2, 2024, the Transaction Committee held a meeting, at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. Representatives of Leerink Partners and AlloVir’s management provided updates on the strategic alternative review process, including an overview of the due diligence conducted to date and additional proposals received from potential counterparties. Following discussion, the Transaction Committee determined that, in combination with a review of the Criteria, scientific and other due diligence conducted by AlloVir and its representatives, and the terms received from the potential counterparties, none of the additional proposals received were likely to meet the Criteria based on the due diligence conducted to date.

On August 3, 2024, AlloVir received a non-binding indication of interest from Kalaris, which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $110 million (assuming closing net cash of $100 million) and an ascribed valuation of Kalaris of $375 million, with an implied ownership interest in the combined company of approximately 22.7% for existing AlloVir stockholders. Kalaris’ proposal did not contemplate a concurrent financing.

On August 7, 2024, Kalaris was provided access to an online data room containing nonpublic information regarding AlloVir, and AlloVir was provided access to an online data room containing nonpublic information regarding Kalaris.

On August 16, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. Representatives of Leerink Partners and AlloVir’s management provided updates on the strategic alternative review process, including an overview of the due diligence process and possible timeline for transactions with Party A, Party B and Kalaris. The meeting participants discussed their evaluation of Party A, Party B and Kalaris based upon the counterparties’ presentations and additional due diligence conducted by AlloVir’s management. Following discussion, the Transaction Committee determined to deprioritize Party B based on, among other things, the limited experience of Party B’s management team, potential regulatory risks related to foreign investment and the highly competitive nature of the market in which Party B competes, including the impending entry of generic drugs.

On September 4, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. AlloVir’s management, representatives of Leerink Partners and Goodwin provided an update on the discussions with Party A and Kalaris and the anticipated timeline for a potential transaction with Party A or Kalaris. The Transaction Committee provided feedback and direction to AlloVir’s management and AlloVir’s advisors on these matters. Following discussion, the Transaction Committee determined that Party A and Kalaris were the lead candidates for a potential reverse merger transaction based upon the evaluation guidelines outlined in the Criteria, and instructed Leerink Partners to deliver counterproposals to Party A and Kalaris.

Also on September 4, 2024, at the direction of the AlloVir board of directors, AlloVir’s management and its advisors terminated diligence activities and discussions with Party B due to the factors described above. No further discussions regarding a strategic transaction between AlloVir and Party B occurred after this time.

Also on September 4, 2024, as directed by the Transaction Committee, representatives of Leerink Partners sent a counterproposal to Party A, which proposed a reverse merger transaction with an ascribed valuation of AlloVir of $115 million (assuming closing net cash of $100 million) and an ascribed valuation of Party A of $171 million, with an implied ownership interest in the combined company of approximately 31.9% for existing AlloVir stockholders, prior to any concurrent financing. The counterproposal contemplated also contemplated a concurrent financing of $75 million from current Party A investors and new investors.

Also on September 4, 2024, Mr. Hallal had a meeting with Dr. Akkaraju. At this meeting, the participants discussed the proposed valuation for Kalaris in the potential reverse merger transaction.

On September 13, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. The meeting participants discussed the status of diligence on the prioritized counterparties. Following discussion, and based on its judgment that Kalaris represented the most promising candidate for a strategic transaction based upon the evaluation guidelines outlined in the Criteria, as well as indicative relative valuations, the Transaction directed representatives of Leerink Partners and Goodwin to prepare a non-binding term sheet to send to Kalaris reflecting the terms discussed at the meeting. Also at the meeting, the Transaction Committee members affiliated with investment funds that are significant stockholders of AlloVir discussed the perspective of the affiliated investment funds as stockholders regarding Kalaris, including whether the affiliated investment funds would sign support agreements obligating them to vote their shares in favor of the transaction (subject to customary exceptions). Following discussion, the Transaction Committee determined to deprioritize Party A based, among other things, on, the status of its preclinical programs and need for significant financing in order to achieve its business plan, which would need to be provided by both existing and new investors, which, in the view of the Transaction Committee, increased the execution risk of the potential transaction with Party A.

On September 17, 2024, the AlloVir board of directors held a meeting at which members of AlloVir management and representatives of Leerink Partners and Goodwin were present. The meeting participants discussed the status of diligence on the Kalaris and Party A. The Transaction Committee reviewed with the AlloVir board of directors its prior discussions and views regarding these matters. Following discussion, based on the due diligence efforts to date, a reverse merger, was considered to be the most desirable transaction structure to enhance stockholder value, given AlloVir’s cash position, its status as a public company, similar transactions recently completed with attractive merger partners and the discontinuation of AlloVir’s three global Phase 3 posoleucel studies. The AlloVir board of directors considered the value that AlloVir’s public listing and access to public capital markets and cash might provide to a private company seeking to advance its own clinical programs or business by becoming a public company. Further, a reverse merger could provide AlloVir stockholders with a continued ownership in a combined organization possessing both clinical or commercial prospects and the means to pursue them, and provide a potential opportunity for long-term value creation for AlloVir stockholders.

On September 17, 2024, at the direction of the AlloVir board of directors and the Transaction Committee, representatives of Goodwin sent a non-binding term sheet to representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Kalaris’ outside legal counsel. The term sheet provided for a traditional reverse merger transaction with an ascribed value of Kalaris of $347 million, with an implied ownership interest in the combined company of approximately 74.9% for Kalaris equityholders and an ascribed value of AlloVir of $116 million (assuming closing net cash (as defined in the term sheet) of $100 million) with an implied ownership interest in the combined company of approximately 25.1% for existing AlloVir equityholders. The AlloVir valuation was based on (i) $100 million of net cash at closing, plus (ii) a non-cash enterprise value of $16 million. The term sheet also provided for a bridge financing investment of at least $10 million and up to $25 million into Kalaris between signing and closing from existing Kalaris stockholders; provided that up $15 million of such bridge financing would convert into the combined company on a post-money basis (i.e., $463 million assuming AlloVir closing net cash of $100 million, and that, in the event that such bridge financing was more than $25 million, such additional investment would be as agreed to by AlloVir and Kalaris. The term sheet also provided that the post-closing board of directors of the combined company would consist of seven members, two of which would be designated by AlloVir (one of which would be Mr. Hallal) and five of which would be designated by Kalaris. The term sheet also provided closing conditions providing that (i) AlloVir’s closing net cash would be at least $95 million and (ii) Kalaris would have no indebtedness at closing. The term sheet also provided for an exclusivity period of 30 days following the execution of the term sheet, which period would be automatically extended for up to two 15 day periods if the parties continued to negotiate in good faith as well as other customary terms and conditions.

From September 17, 2024 through September 27, 2024, representatives of AlloVir and representatives of Kalaris discussed and negotiated the term sheet.

On September 22, 2024, representatives of WilmerHale sent representatives of Goodwin a revised term sheet. The revised terms clarified that there would be an investment of at least $10 million into Kalaris between signing and closing from existing Kalaris stockholders; provided, that, after such initial $10 million investment, up to the next $15 million of the bridge financing would convert into the combined company on a post-money basis. The revised terms also provided for the following deductions from AlloVir’s closing net cash: (i) the cost of any D&O tail policy and all change in control and severance payments; (ii) 50% of all costs associated with the filing of this proxy statement/prospectus; and (iii) 50% of the mutually agreed estimate of any litigation outstanding as of immediately prior to the effective time of the merger. The term sheet also provided that the post-closing board of directors of the combined company would consist of nine members, two of which would be designated by AlloVir (one of which would be Mr. Hallal) and six of which would be designated by Kalaris, and one of which would be mutually agreed. The revised terms also provided that AlloVir would obtain lock-up agreements and support agreements from significant stockholders of AlloVir identified in due diligence and clarified that Kalaris would have no third party indebtedness at closing (rather than any indebtedness). The revised terms also provided that the exclusivity period would be for 30 days following the execution of the term sheet, which period would be automatically extended for 15 days if the parties continued to negotiate in good faith. On September 23, 2024, representatives of Goodwin sent representatives of WilmerHale a revised term sheet. The revised terms removed the deduction to AlloVir closing net cash for 50% of the mutually agreed estimate of any litigation outstanding as of immediately prior to the effective time, and restored AlloVir’s position on the composition of the post-closing board of directors of the combined company. The revised terms also provided that AlloVir would use its reasonable best efforts to obtain lock-up agreements and support agreements from AlloVir stockholders, ElevateBio and F2 Ventures, Kalaris would use its reasonable best efforts to obtain lock-up agreements and support agreements from Samsara LP.

On September 24, 2024, representatives of WilmerHale sent representatives of Goodwin a revised term sheet. The revised terms included deductions to AlloVir closing net cash for 50% of the mutually agreed estimate of any litigation outstanding as of immediately prior to the effective time and the mutually agreed estimate to resolve any litigation outstanding as of the date of the term sheet. The revised terms also provided that the post-closing board of directors of the combined company would consist of nine members, two of which would be designated by AlloVir (one of which would be Mr. Hallal), six of which would be designated by Kalaris and one of which would be mutually agreed by the parties.

On September 25, 2024, representatives of Goodwin sent representatives of WilmerHale a revised term sheet. The revised terms included deductions to AlloVir closing net cash for 50% of the mutually agreed estimated settlement amounts for any legal proceeding outstanding as of the date of the term sheet, subject to a cap and 50% of the mutually agreed estimated settlement amounts for any legal proceeding related to the proposed transaction, provided that in no event shall such amounts to be deducted from AlloVir closing net cash exceed $150,000 in the aggregate.

On September 26, 2024, representatives of WilmerHale sent representatives of Goodwin a revised term sheet. The revised terms included a deduction to AlloVir closing net cash for 100% of the mutually agreed estimated amounts to resolve any legal proceeding outstanding as of the date of the term sheet, provided that in no event shall such amounts to be deducted exceed a cap to be agreed upon by the parties in connection with the negotiation of the merger agreement.

On September 27, 2024, representatives of Goodwin sent representatives of WilmerHale a revised term sheet. The revised terms included a revision to the deduction to AlloVir closing net cash relating to litigation existing as of the date of the term sheet to limit the deduction to 100% of the mutually agreed estimated settlement amounts for any legal proceeding, subject to a cap to be agreed upon by the parties in connection with the merger agreement.

On September 28, 2024, the AlloVir board of directors held a meeting at which members of AlloVir management and representatives of Leerink Partners and Goodwin were present. AlloVir management and representatives of Leerink Partners provided an update on the term sheet negotiations with Kalaris and the anticipated timeline for a potential transaction with Kalaris. Following discussion, the AlloVir board of directors directed AlloVir’s management and its advisors to execute the non-binding term sheet with Kalaris reflecting the terms discussed at the meeting.

Also on September 28, 2024, AlloVir and Kalaris executed the non-binding term sheet. The executed term sheet was substantially identical to the draft term sheet AlloVir and Goodwin provided on September 27, 2024. The executed term sheet also provided for a mutual exclusivity period until October 28, 2024, subject to extension to November 12, 2024.

Later on September 28, 2024, at the direction of the AlloVir board of directors, AlloVir’s management and its advisors terminated diligence activities and discussions with Party A. No further discussions regarding a strategic transaction between AlloVir and Party A occurred after this time.

On October 4, 2024, Goodwin sent a first draft of the merger agreement to WilmerHale.

On October 14, 2024, WilmerHale sent a revised draft of the merger agreement to Goodwin, which included Kalaris’ position with respect to AlloVir shares included in the exchange ratio calculation, including that AlloVir options greater than a to be agreed-upon exercise price (which would be greater than AlloVir’s then-current stock price, which was not initially defined, but rather noted as subject to ongoing diligence) would be excluded from the calculation of outstanding AlloVir shares for purposes of the exchange ratio calculation, Kalaris’ position relating to the definition of net cash, Kalaris’ position regarding termination fees, events resulting in termination fee payments, and certain termination rights of Kalaris in the transaction, among other provisions discussed below.

From October 14, 2024 through November 7, 2024, representatives of Goodwin, with input from the AlloVir board of directors (including through the Transaction Committee) and AlloVir’s management, and Kalaris’ representatives and WilmerHale completed confirmatory due diligence on the respective counterparty and exchanged drafts and participated in discussions regarding the terms of the merger agreement and related documents. The items negotiated with respect to the merger agreement and related documents included, among other things: the representations and warranties to be made by the parties; the restrictions on the conduct of the parties’ businesses until completion of the transaction; the definitions of material adverse effect; the conditions to completion of the merger; the determination of AlloVir’s net cash balance at closing; the allocation of transaction expenses; the calculation of the exchange ratio, including the calculation of the total amount of outstanding AlloVir shares for purposes of the calculation of the exchange ratio (which excluded AlloVir options that have an exercise price per share more than $4.00 (before giving effect to the reverse stock split) as proposed by Kalaris and accepted by AlloVir on the basis that options with an exercise price per share in excess of that threshold were unlikely to be exercised by the holders thereof given AlloVir’s then current stock price, so as to exclude out-of-the-money AlloVir options) and the calculation of the total amount of outstanding Kalaris shares for purposes of the calculation of the exchange ratio (which excluded shares of Kalaris common stock issued in any bridge financing into Kalaris between signing and closing); the terms of any bridge financing into Kalaris prior to signing and between signing and closing; the provisions regarding AlloVir’s employee benefit plans, severance and other compensation matters; the composition of the board of directors of the post-closing company; the remedies available to each party under the merger agreement, including the triggers of the termination fee payable to each of the parties and the right of each party to terminate the merger agreement in specified circumstances; the amounts of the termination fees; and which equityholders of each of the parties would be required to execute support agreements and lock-up agreements concurrent with the execution of the merger agreement and the terms thereof.

On October 16, 2024, Leerink Partners provided the AlloVir board of directors with a customary relationship disclosure letter indicating that Leerink Partners had not been engaged by Kalaris during the two-year period prior to such disclosure.

From October 30, 2024 through November 7, 2024, AlloVir’s management and Dr. Hallal, with input from the Transaction Committee, and Kalaris’ representatives, including Dr. Akkaraju, negotiated the ability for AlloVir to participate the additional permitted bridge financing in Kalaris. The parties also continued to discuss the range of termination fees payable by Kalaris in the event Kalaris terminates the merger agreement in the event of a Superior Offer (as defined in the section titled “The Merger Agreement—Board Recommendation Change” beginning on page 230 of this proxy statement/prospectus). On October 30, 2024, representatives of AlloVir proposed a termination fee payable by Kalaris equal to greater than 5% of Kalaris’ valuation payable in the circumstances specified in the merger agreement pursuant to the merger agreement. Representatives of AlloVir further proposed the ability for AlloVir to contribute 100%, or $15 million, of the additional permitted bridge financing into Kalaris prior to closing. On November 3, 2024, representatives of Kalaris proposed a termination fee payable by Kalaris equal to 3% of Kalaris’ pre-money valuation pursuant to (and in the circumstances set forth in) the merger agreement and the ability for AlloVir to contribute 50%, or $7.5 million, of the additional permitted bridge financing. For purposes of these negotiations, and its review of Kalaris’ proposal, the Transaction Committee applied its judgment as to the likelihood that Kalaris would receive a Superior Offer between the signing of the merger agreement and closing and the likelihood that Kalaris and/or its investors could repay any bridge financing amounts contributed by AlloVir. AlloVir also considered the fact that any bridge financing amounts contributed by Kalaris would not be deducted from AlloVir’s net cash position at closing. Based on these factors, and to deliver certain value to the existing AlloVir stockholders in the event the merger agreement was terminated under certain circumstances, on November 5, 2024, AlloVir countered Kalaris’ proposal with the addition of rights for the benefit of AlloVir in the additional permitted bridge financing that would provide for AlloVir’s contribution in such financing to be repaid or to convert into equity interests in Kalaris, at AlloVir’s sole option, in the event Kalaris terminates the merger agreement in the event of a Superior Offer, which Kalaris accepted.

On November 5, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. AlloVir’s management and representatives of Goodwin and Leerink Partners provided an update on the status of negotiations with Kalaris and the status of the transaction documents. Representatives of Goodwin reviewed the terms of the merger agreement and the forms of support agreement and lock-up agreement. Representatives of Leerink Partners and Goodwin discussed with the Transaction Committee the exchange ratio in the merger agreement. Representatives of Leerink Partners then reviewed and discussed with the AlloVir board of directors Leerink Partners’ preliminary financial analysis with respect to the proposed financial terms of the merger. In addition, AlloVir management reviewed and discussed an analysis prepared by AlloVir’s management regarding a potential liquidation of AlloVir, including the potential timeline for liquidation and an estimate of the amount that would be distributable to AlloVir stockholders in such liquidation scenario. AlloVir’s management did not update the potential liquidation scenario or prepare any other liquidation analysis after November 5, 2024, as described in the section titled “The Merger—Certain Unaudited Prospective Financial Information—AlloVir Liquidation Analysis” beginning on page 198 of this proxy statement/prospectus.

Representatives of Leerink Partners led a discussion regarding long-term financial projections of the operating results of Kalaris through December 31, 2045 and related underlying assumptions regarding Kalaris, prepared by AlloVir’s management, a copy of which projections had been provided to the AlloVir board of directors, and described the input it had received with respect to such projections from Kalaris, as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 194 of this proxy statement/prospectus. Following discussion, the Transaction Committee approved the use of certain projections by Leerink Partners in its analysis of the fairness of the exchange ratio in the proposed merger between AlloVir and Kalaris to the stockholders of AlloVir.

On the morning of November 7, 2024, the Transaction Committee held a meeting at which members of the Business Development Committee, members of AlloVir management and representatives of Leerink Partners and Goodwin were present. At this meeting, members of AlloVir’s management and representatives of Goodwin and Leerink Partners provided an update on the status of negotiations with Kalaris and the status of the transaction documents.

Later in the morning of November 7, 2024, the AlloVir Board of directors held a meeting at which members of AlloVir management and representatives of Leerink Partners and Goodwin were present. At this meeting, members of AlloVir’s management and representatives of Goodwin and Leerink Partners provided an update on the status of negotiations with Kalaris and the status of the transaction documents. Representatives of Goodwin reviewed the fiduciary duties under Delaware law of the AlloVir board of directors in connection with the proposed merger with Kalaris, the terms of the merger agreement and the forms of support agreement and lock-up agreement. Representatives of Leerink Partners and Goodwin discussed with the Transaction Committee the calculation of the exchange ratio in the merger agreement. Representatives of Leerink Partners then reviewed and discussed with the AlloVir board of directors Leerink Partners’ preliminary financial analysis with respect to the proposed financial terms of the merger.

Representatives of Leerink Partners led a discussion regarding long-term financial projections of the operating results of Kalaris through December 31, 2045 and related underlying assumptions regarding Kalaris, prepared by AlloVir’s management, a copy of which projections had been provided to the AlloVir board of directors and which projections were unchanged from the version reviewed with the Transaction Committee at the meeting of the Transaction Committee on November 5, 2024, and described the input it had received with respect to such projections from Kalaris, as described in the section entitled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 194 of this proxy statement/prospectus. The Transaction Committee reviewed with the AlloVir board of directors its prior discussions and views regarding these matters.

Later on November 7, 2024, the parties finalized the merger agreement and the ancillary documents.

Later on November 7, 2024, following the closing of trading on the Nasdaq market, the Transaction Committee held a meeting at which members of AlloVir management and representatives of Leerink Partners and Goodwin were present. Representatives of Goodwin indicated that the merger agreement and all other ancillary documents associated with the proposed merger with Kalaris were in final form, with no material changes to any of the terms that had been reviewed at the earlier November 7 Transaction Committee and board meetings. After discussion, the Transaction Committee unanimously recommended that the AlloVir board of directors approve AlloVir’s entry into the merger agreement for the transaction with Kalaris on the terms presented at the meeting.

Later on November 7, 2024, the AlloVir board of directors held a meeting at which members of AlloVir’s management and representatives of Leerink Partners and Goodwin were present, to consider approval of the proposed transaction with Kalaris. Representatives of Goodwin indicated that the merger agreement and all other ancillary documents associated with the proposed merger with Kalaris were in final form, with no material changes to any of the terms that had been reviewed at the earlier November 7 meeting of the AlloVir board of directors. Representatives of Goodwin then reminded the AlloVir board of directors of its fiduciary duties under Delaware law in connection with a merger, which had been discussed with the AlloVir board of directors throughout the process. Representatives of Leerink Partners then reviewed Leerink Partners’ financial analysis with respect to the proposed terms of the merger. Thereafter, at the request of the AlloVir board of directors, Leerink Partners rendered to the AlloVir board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 7, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement was fair, from a financial point of view, to AlloVir. For a detailed discussion of Leerink Partners’ opinion, please see heading titled “The Merger—Opinion of Leerink Partners LLC (AlloVir’s Financial Advisor)” beginning on page 189 of this proxy statement/prospectus.

After further discussion, based on the factors cited in “The Merger—AlloVir Reasons for the Merger” beginning on page 183 of this proxy statement/prospectus, the AlloVir board of directors (excluding Dr. Vera who was not present): (a) determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of AlloVir and its stockholders, (b) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the issuance of shares of AlloVir common stock to the stockholders of Kalaris pursuant to the merger agreement, (c) determined and declared advisable that a stockholder proposal to approve a reverse stock split was advisable and in the best interests of AlloVir and its stockholders, (d) determined to recommend, upon the terms and subject to the conditions set forth in the merger agreement, that the stockholders of AlloVir vote to authorize the Nasdaq stock issuance proposal and (e) determined to recommend, upon the terms and subject to the conditions set forth in the merger agreement, as promptly as practicable after the forms thereof are mutually agreed to by AlloVir and Kalaris, that the stockholders of AlloVir vote to approve a reverse stock split of AlloVir common stock.

Later on November 7, 2024, the parties executed the merger agreement, the support agreements and the lock-up agreements.

On the morning of November 8, 2024, prior to the opening of trading on the Nasdaq market, AlloVir and Kalaris issued a joint press release announcing entry into the merger agreement.

On December 6, 2024, AlloVir filed a definitive proxy statement on Schedule 14A in connection with a special meeting of AlloVir’s stockholders to approve an amendment to AlloVir’s Third Amended and Restated Certificate of Incorporation, as amended (the “AlloVir charter”), to, at the discretion of the AlloVir board of directors, effect a reverse stock split with respect to AlloVir common stock, including any AlloVir common stock held by AlloVir as treasury shares, at any time prior to January 10, 2026, at a ratio of not less than 1-for-15 and not greater than 1-for-35 (the “Range”), with the ratio within the Range to be determined at the discretion of the AlloVir board of directors without further approval or authorization of our stockholders and included in a public announcement in order to regain compliance with the minimum bid price requirement.

On December 19, 2024, the AlloVir board of directors determined that Dr. Brainard would no longer serve as AlloVir’s chief executive officer, effective as of December 19, 2024, and Dr. Brainard resigned as a director of AlloVir, also effective as of December 19, 2024. Dr. Brainard’s resignation did not result from any disagreement with AlloVir on any matter relating to its operations, policies or practices. Effective as of December 19, 2024, the AlloVir board of directors appointed Mr. Sinha, AlloVir’s president and chief financial officer, as AlloVir’s chief executive officer.

On January 9, 2025, at the reverse stock split special meeting, AlloVir’s stockholders approved the reverse stock split at a ratio within the Range, with the final ratio to be determined at the discretion of the AlloVir board of directors without further approval or authorization of AlloVir’s stockholders.

Also on January 9, 2025, the AlloVir board of directors approved a final ratio of 1-for-23 for the reverse stock split, which was within the Range.

On January 10, 2025, as part of the additional permitted bridge financing into Kalaris in an aggregate amount of up to $15.0 million in order to fund Kalaris between signing and closing, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir (the “AlloVir note”) under which AlloVir funded a principal amount of $3.75 million, and Kalaris issued convertible promissory notes in an aggregate principal amount of $3.75 million to existing Kalaris stockholders. Upon the closing of the merger, the AlloVir note will be cancelled and the aggregate amount outstanding under the AlloVir note will be added to AlloVir’s net cash.

On January 14, 2025, AlloVir filed with the Secretary of State of the State of Delaware the amendment to the AlloVir charter to effect the reverse stock split. At the effective time of the reverse stock split, every 23 shares of AlloVir’s issued and outstanding common stock were automatically converted into one share of AlloVir common stock, without any change in the par value per share. The reverse stock split took effect at 4:05 p.m. Eastern Time on January 15, 2025.

On January 16, 2025, AlloVir common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading.

AlloVir Reasons for the Merger

During the course of its evaluation of the merger agreement and the transactions contemplated by the merger agreement, the AlloVir board of directors held numerous meetings, consulted with AlloVir’s management, AlloVir’s consultants and advisors, outside legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the AlloVir board of directors considered a number of factors that it viewed as supporting its decision to approve the merger agreement, including:

•

the financial condition and prospects of AlloVir and the risks associated with continuing to operate AlloVir on a stand-alone basis, particularly in light of AlloVir’s December 2023 decision to discontinue three Phase 3 registrational trials of posoleucel, initiate a process to explore strategic alternatives and reduce its workforce;

•

that the AlloVir board of directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the AlloVir board of directors’ view that no alternatives to the merger (including remaining a standalone company, a liquidation and dissolution of AlloVir and the distribution of any available cash, a cash asset sale, and alternative strategic transactions) were reasonably likely to create greater value to AlloVir’s stockholders;

•

the AlloVir board of directors’ conclusion that the merger would provide AlloVir’s existing stockholders a significant opportunity to participate in the potential growth of the combined company following the merger, which will focus on Kalaris’ product pipeline;

•

the AlloVir board of directors’ belief, after thorough review of strategic alternatives and discussions with AlloVir’s management, outside legal counsel and financial advisor, that the merger is more favorable to AlloVir’s stockholders than the potential value that might have resulted from other strategic alternatives available to AlloVir, including a liquidation and dissolution of AlloVir and the distribution of any available cash or a cash asset sale;

•

the AlloVir board of directors’ belief, after thorough discussions with AlloVir’s management and AlloVir’s consultants and advisors, that a potential liquidation and dissolution was not reasonably likely to create greater value for AlloVir’s stockholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of AlloVir’s current cash balance to cover current and potential future liabilities, including those triggered by a liquidation strategy;

•

the AlloVir board of directors’ belief that the $16 million enterprise value ascribed to AlloVir, in addition to AlloVir’s anticipated $100 million net cash position, would provide the existing AlloVir stockholders significant value for AlloVir’s public listing, and afford the AlloVir stockholders a significant opportunity to participate in the potential growth of the combined company following the merger at the negotiated exchange ratio;

•

the AlloVir board of directors’ belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with AlloVir’s management, financial advisors and legal counsel, that the merger is more favorable to AlloVir stockholders than the potential value that might have resulted from other strategic alternatives available to AlloVir;

•

the AlloVir board of directors’ belief that, as a result of arm’s length negotiations with Kalaris, AlloVir and its representatives negotiated the highest exchange ratio to which Kalaris was willing to agree and that the other terms of the merger agreement include the most favorable terms to AlloVir in the aggregate to which Kalaris was willing to agree;

•

the AlloVir board of directors’ positive view, based on the scientific, regulatory and technical due diligence conducted by AlloVir’s management and advisors, of the regulatory pathway for, and potential significant market opportunity of, Kalaris’ product candidates, which will be the focus of the combined company;

•

the AlloVir board of directors’ consideration of the expected cash balances of the combined company as of the closing of the merger resulting from the approximately $100 million of net cash expected to be contributed to the combined entity by AlloVir upon completion of the merger together with the cash Kalaris currently holds, including from the expected gross proceeds of up to $15 million from the additional permitted bridge financing;

•	the AlloVir board of directors’ consideration of the ability of AlloVir to participate in the additional permitted bridge financing in Kalaris, up to $7.5 million.

•

the AlloVir board of directors’ view, following a review with AlloVir’s management and advisors of Kalaris’ current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger, or have access to sufficient resources, to fund continued development of Kalaris’ product pipeline through upcoming value inflection points;

•

the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with AlloVir based on the scientific, technical and other due diligence conducted by AlloVir’s management and advisors;

•

the AlloVir board of directors’ view that the combined company will be led by an experienced senior management team from Kalaris and a board of directors with representation from each of the current boards of directors of Kalaris and AlloVir;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to AlloVir common stock; and

•

the opinion of Leerink Partners, rendered orally to the AlloVir board of directors on November 7, 2024 (and subsequently confirmed in writing by delivery of Leerink Partners’ written opinion, dated November 7, 2024) that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement was fair, from a financial point of view, to AlloVir, as more fully described below in the section titled “The Merger—Opinion of Leerink Partners LLC (AlloVir’s Financial Advisor),” beginning on page 189 of this proxy statement/prospectus.

The AlloVir board of directors also reviewed the terms of the merger agreement and related transaction documents, including those described below, and concluded that the terms of the merger agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•

the calculation of the exchange ratio, closing net cash and the estimated number of shares of AlloVir common stock to be issued in the merger, including that the valuation of AlloVir under the merger agreement would be reduced to the extent that AlloVir’s closing net cash is above or below $100.0 million by more than $1.0 million, in which case the valuation for AlloVir will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) AlloVir’s net cash at Closing and (ii) $100.0 million, which would result in a decrease or increase, as applicable, in the ownership of the pre-merger AlloVir stockholders in the combined company;

•

the number and nature of the conditions to AlloVir’s and Kalaris’ respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, as more fully described below in the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 235 of this proxy statement/prospectus;

•

the respective rights of, and limitations on, AlloVir and Kalaris under the merger agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger, as more fully described below under the caption “The Merger Agreement—Non-Solicitation,” beginning on page 228 of this proxy statement/prospectus;

•

the potential termination fee of $3.48 million, in the case of the fee payable to Kalaris, or $10.41 million, in the case of the fee payable to AlloVir, which could become payable by either AlloVir or Kalaris to the other party if the merger agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement—Termination and Termination Fees,” beginning on page 239 of this proxy statement/prospectus;

•

the lock-up agreements, pursuant to which certain stockholders of AlloVir and Kalaris, respectively, have, subject to certain exceptions, agreed not to transfer their shares of the combined company common stock during the period of 180 days following the completion of the merger, as more fully described below under the caption “Agreements Related to the Merger—Lock-Up Agreements,” beginning on page 245 of this proxy statement/prospectus; and

•

the support agreements, pursuant to which certain stockholders of AlloVir and Kalaris, respectively, have agreed, solely in their capacities as stockholders, to vote their shares of AlloVir common stock or Kalaris common stock, respectively, in favor of the proposals submitted to them in connection with the merger, as more fully described in “Agreements Related to the Merger—Support Agreements,” beginning on page 244 of this proxy statement/prospectus.

In the course of its deliberations, the AlloVir board of directors and also considered a variety of risks and other countervailing factors related to entering into the merger, including:

•

the $3.48 million termination fee payable by AlloVir and AlloVir’s expense reimbursement obligations upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous of AlloVir’s stockholders;

•	the substantial expenses to be incurred by AlloVir in connection with the merger;

•	the prohibition on AlloVir to solicit alternative acquisition proposals during the pendency of the merger;

•	the possible volatility of the trading price of AlloVir common stock resulting from the announcement, pendency or completion of the merger;

•

the risk that the merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the merger or the failure to complete the merger on the reputation of AlloVir;

•

the risk that the merger might not be consummated given the condition to the closing of the merger requiring AlloVir to maintain its existing listing on Nasdaq and obtain approval of the listing of the combined company on Nasdaq, the likelihood that the parties would not waive such condition given that the structure of the merger was intended to provide the stockholders of the combined company with greater liquidity by owning publicly-traded stock, and the fact that AlloVir needs to regain compliance with the minimum bid price requirement by February 3, 2025;

•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Kalaris’ product pipeline; and

•

the various other risks associated with the combined company and the proposed transaction, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 26 and 160, respectively, of this proxy statement/prospectus.

In addition, the AlloVir board of directors was aware of and considered the interests of its directors and executive officers that may be different from, or in addition to, the interests of the AlloVir stockholders generally when approving the merger agreement and the merger, and to recommend that the AlloVir stockholders approve the proposals to be presented to the AlloVir stockholders for recommendation at the AlloVir special meeting as contemplated by this proxy statement/prospectus. For more information, see section titled “Interests of AlloVir Directors and Executive Officers in the Merger.”

The foregoing information and factors considered by the AlloVir board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by the AlloVir board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the AlloVir board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the AlloVir board of directors may have given different weight to different factors. The AlloVir board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, AlloVir’s management, outside legal counsel and financial advisor, and considered the factors overall to be favorable to, and to support, its determination.

Kalaris Reasons for the Merger

In the course of reaching its decision to approve the merger, the Kalaris board of directors held numerous meetings, consulted with Kalaris’ senior management, its legal counsel, and considered a wide variety of factors, including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):

•

the merger is expected to provide Kalaris’ current stockholders with greater liquidity by owning publicly-traded stock and to expand both the access to capital for Kalaris and the range of investors potentially available as a public company, compared to the investors Kalaris could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Kalaris and its pipeline;

•	the historical and current information concerning Kalaris’ business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•	the competitive nature of the industry in which Kalaris operates;

•	the Kalaris board of directors’ fiduciary duties to Kalaris’ stockholders;

•

the Kalaris board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for Kalaris’ stockholders, after reviewing the various financing and other strategic alternatives that were considered by the Kalaris board of directors;

•

the projected financial position, operations, management structure, operating plans, and anticipated cash burn rate of the combined company, including the ability to support the combined company’s current and planned clinical operations, as further discussed in the section entitled “Kalaris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Funding Requirements” beginning on page 374 of this proxy statement/prospectus;

•	the business, history, operations, financial resources, assets and credibility of AlloVir;

•

the availability of appraisal rights under the Delaware General Corporation Law (the “DGCL”) to holders of Kalaris’ capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Kalaris capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the merger agreement, including the following:

o

the determination that the expected relative percentage ownership of AlloVir’s and Kalaris’ stockholders in the combined organization was appropriate, based on the Kalaris board of directors’ judgment and assessment of the approximate valuations of AlloVir (including the value of the net cash AlloVir is expected to provide to the combined company) and Kalaris;

o

the expectation that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes, with the result that in the merger holders of Kalaris capital stock will generally not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of AlloVir common stock issued in connection with the merger, except with respect to cash received in lieu of a fractional share of AlloVir common stock;

o	the nature and scope of the conditions of the obligation of AlloVir to consummate the merger;

o	the right of Kalaris under the merger agreement to consider certain unsolicited acquisition proposals under certain circumstances should Kalaris receive a superior proposal;

o

the conclusion of Kalaris’ board of directors that the potential termination fees payable by AlloVir or Kalaris to the other party, and the circumstances when such fee may be payable, were reasonable; and

o

the belief that the other terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of the combined company’s common stock issued to Kalaris stockholders in connection with the merger will be registered on a Form S-4 registration statement and (subject to contractual obligations) will become freely tradable for Kalaris’ stockholders who are not affiliates of Kalaris and who are not parties to lock-up agreements;

•

the support agreements, pursuant to which certain directors, officers and stockholders of Kalaris and AlloVir, respectively, have agreed, solely in their capacity as stockholders of Kalaris and AlloVir, respectively, to vote all of their shares of Kalaris capital stock and AlloVir common stock in favor of the adoption or approval, respectively, of the merger agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Kalaris Therapeutics, Inc. upon the closing of the merger; and

•	the likelihood that the merger will be consummated on a timely basis.

The Kalaris board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following:

•

the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Kalaris and the ability of Kalaris to obtain financing in the future in the event the merger is not completed;

•

the risk that future sales of common stock by existing AlloVir stockholders may cause the price of the combined company’s common stock to fall, thus reducing the potential value of the combined company’s common stock received by Kalaris stockholders following the merger;

•

the exchange ratio used to establish the number of shares of the combined company’s common stock to be issued to Kalaris stockholders in the merger is fixed, except for adjustments due to AlloVir’s cash balances and each party’s respective outstanding capital stock at closing (including any convertible indebtedness incurred prior to the anticipated closing), and thus the relative percentage ownership of AlloVir and Kalaris stockholders in the combined company immediately following the completion of the merger is similarly fixed;

•

the termination fee payable by Kalaris to AlloVir upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Kalaris stockholders;

•	the potential reduction of AlloVir’s net cash prior to the closing;

•	the possibility that the merger might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of AlloVir to obtain the required stockholder vote;

•

the costs involved in connection with completing the merger, the time and effort of Kalaris senior management required to complete the merger, the related disruptions or potential disruptions to Kalaris’ business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Kalaris, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Kalaris’ business will be subject following the merger that Kalaris has not previously been subject to, and the operational changes to Kalaris’ business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the merger agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•

various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Kalaris board of directors in its consideration of the merger agreement and the transactions contemplated. The Kalaris board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Kalaris board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Opinion of Leerink Partners LLC (AlloVir’s Financial Advisor)

The following information in this section does not give effect to the reverse stock split.

Introduction

AlloVir retained Leerink Partners as its exclusive financial advisor in connection with the merger. In connection with this engagement, the AlloVir board of directors requested that Leerink Partners evaluate the fairness, from a financial point of view, to AlloVir of the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement. On November 7, 2024, Leerink Partners rendered to the AlloVir board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 7, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement was fair, from a financial point of view, to AlloVir. In providing its opinion, Leerink Partners noted that the exchange ratio is subject to certain adjustments set forth in the merger agreement, and Leerink Partners expressed no opinion as to any such adjustments.

The full text of the written opinion of Leerink Partners, dated November 7, 2024, which describes the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex E. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the AlloVir board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the AlloVir board of directors’ consideration of the merger, and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to AlloVir of the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement. The opinion of Leerink Partners did not address any other term or aspect of the merger agreement or the merger and does not constitute a recommendation to any stockholder of AlloVir or Kalaris as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	the proposed execution version of the merger agreement, as provided to Leerink Partners by AlloVir on November 7, 2024;

•	AlloVir’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed by AlloVir with the SEC;

•	AlloVir’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2024, as filed by AlloVir with the SEC;

•	certain Current Reports on Form 8-K, as filed by AlloVir with, or furnished by AlloVir to, the SEC;

•

certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of AlloVir, as furnished to Leerink Partners by the management of AlloVir; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Kalaris, including certain financial forecasts relating to Kalaris prepared by management of AlloVir (which are referred to in this summary of the opinion of Leerink Partners as the Kalaris Forecast), as furnished to, and approved for use by, Leerink Partners for purposes of

Leerink Partners’ analysis, as described below under “The Merger—Certain Unaudited Prospective Financial Information,” and which are collectively referred to in this summary of the opinion of Leerink Partners as the “Internal Data.”

Leerink Partners also conducted discussions with members of the senior management of AlloVir and Kalaris and their respective advisors and representatives regarding the Internal Data as well as the past and current business, operations, financial condition and prospects of each of AlloVir and Kalaris. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as Leerink Partners deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and have, with AlloVir’s consent, relied upon such information as being complete and accurate. In that regard, Leerink Partners was advised by AlloVir, and Leerink Partners assumed, at AlloVir’s direction, that the Internal Data (including, without limitation, the Kalaris Forecast) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AlloVir and Kalaris as to the matters covered thereby and Leerink Partners relied, at AlloVir’s direction, on the Internal Data for purposes of its analysis and its opinion. Leerink Partners expressed no view or opinion as to the Internal Data (including, without limitation, the AlloVir management Kalaris projections) or the assumptions on which the Internal Data was based. The AlloVir board of directors was aware that AlloVir’s management did not provide Leerink Partners with, and Leerink Partners did not otherwise have access to, financial forecasts regarding AlloVir’s business, other than the expense forecasts described above. Accordingly, Leerink Partners did not perform a discounted cash flow analysis or any multiples-based analysis with respect to AlloVir. In addition, at AlloVir’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of AlloVir or Kalaris, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of AlloVir or Kalaris.

Leerink Partners assumed, at AlloVir’s direction, that the final executed merger agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last version of the merger agreement reviewed by Leerink Partners. Leerink Partners also assumed, at AlloVir’s direction, that the representations and warranties made by Kalaris and AlloVir and Aurora Merger Sub in the merger agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Leerink Partners assumed, at AlloVir’s direction, that that the merger would be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of AlloVir or Kalaris, or their respective abilities to pay their obligations when they come due, or as to the impact of the merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters. Leerink Partners expressed no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of AlloVir or any third party may trade at any time, including subsequent to the announcement or consummation of the merger.

Leerink Partners expressed no view as to, and Leerink Partners’ opinion did not address, AlloVir’s underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to AlloVir or in which AlloVir might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of its opinion, to AlloVir of the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement. Leerink Partners was not asked to, nor did Leerink Partners express any view on, and Leerink Partners’ opinion did not address, any other term or aspect of the merger agreement or the transactions contemplated thereby, including, without limitation, the structure or form of the merger, or any other agreements or arrangements contemplated by the merger agreement or entered into in connection with or otherwise contemplated by the merger, including, without limitation, the fairness of the merger or any other term or aspect of the merger to, or any consideration to be received in connection therewith by, or the impact of the merger on, the holders of any class of securities, creditors or other constituencies of AlloVir, Kalaris or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of AlloVir, Kalaris or any other party, or class of such persons in connection with the merger, whether relative to the exchange ratio proposed to be paid by AlloVir pursuant to the terms of the merger agreement or otherwise. Leerink Partners’ opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of AlloVir or Kalaris as to whether or how such stockholder should vote with respect to the merger or otherwise act with respect to the merger or any other matter.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the AlloVir board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger. Leerink Partners’ opinion was authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the AlloVir board of directors in connection with its opinion, which was delivered orally to the AlloVir board of directors on November 7, 2024, and subsequently confirmed in its written opinion, dated November 7, 2024. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the Kalaris Forecast. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Leerink Partners may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of Leerink Partners as to the actual value of AlloVir or Kalaris. In its analyses, Leerink Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of AlloVir or any other parties to the merger. None of AlloVir, Kalaris, Aurora Merger Sub, Leerink Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of AlloVir or Kalaris do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 7, 2024, and is not necessarily indicative of current market conditions.

Leerink Partners’ financial analyses and opinion were only one of many factors taken into consideration by the AlloVir board of directors in its evaluation of the merger, as described under “The Merger—AlloVir Reasons for the Merger.” Consequently, the analyses described below should not be viewed as determinative of the views of the AlloVir board of directors or management of AlloVir with respect to the exchange ratio or as to whether the AlloVir board of directors would have been willing to determine that a different exchange ratio was fair. The exchange ratio, as well as the type of consideration payable in the merger, was determined through arm’s-length negotiations between AlloVir and Kalaris and was approved by the AlloVir board of directors. Leerink Partners provided advice to AlloVir during these negotiations. However, Leerink Partners did not recommend any specific exchange ratio or other financial terms to AlloVir or the AlloVir board of directors or that any specific exchange ratio or other financial terms constituted the only appropriate consideration for the merger.

In preparing its analysis, Leerink Partners took into account that the exchange ratio contained in the merger agreement is calculated by attributing equity values of $116.0 million and $347.0 million to AlloVir and Kalaris, respectively, subject to certain adjustments related to AlloVir’s net cash set forth in the merger agreement. For a more complete description of the adjustments related to AlloVir’s net cash, please see the sections titled “The Merger—Determination of AlloVir’s Net Cash” beginning on page 208, of this proxy statement/prospectus. Leerink Partners expressed no opinion as to any such adjustments. The analysis and written opinion of Leerink Partners also do not take into account the contemplated reverse stock split of AlloVir common stock that is anticipated to be effected prior to the consummation of the merger. For purposes of its analysis, Leerink Partners utilized the estimated exchange ratio of 5.8934x based on the fully diluted capitalization of AlloVir as of November 7, 2024 and of Kalaris as of September 30, 2024, excluding AlloVir stock options with an exercise prior equal to or greater than $4.00 per share (before giving effect to the reverse stock split) and without giving effect to the additional permitted bridge financing. For additional information, see “The Merger Agreement —Exchange Ratio.”

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is still in development and for which regulatory authorization to market the applicable product candidate may not be obtained, if at all, until several years into the future. For purposes of its discounted cash flow analysis, at the direction of the AlloVir board of directors, Leerink Partners relied upon the Kalaris Forecast. Leerink Partners was advised by AlloVir management, and assumed, at AlloVir’s management’s direction, that the Kalaris Forecast was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AlloVir as to the matters covered thereby. Leerink Partners was also advised by AlloVir management that the Kalaris Forecast included assumptions regarding probabilities of the success of Kalaris’ lead product candidate, TH103, and that AlloVir management believed these probabilities of success were reasonable based on a review of publicly available studies, industry practice and AlloVir management’s professional experience. The Kalaris Forecast, which AlloVir management directed Leerink Partners to use in deriving its financial analyses, includes cash flows through 2070. AlloVir management viewed the timeframe ending December 31, 2070 as reasonable given that the forecasted cash flows from fiscal year 2046 through 2070 demonstrated the decrease in cash flows due to increased competition following the loss of intellectual property exclusivity in 2045, the year of the expiration of the relevant Kalaris patent.

Leerink Partners’ discounted cash flow analysis calculated the estimated present value of the risk-adjusted stand-alone, unlevered, after-tax free cash flows that AlloVir management forecasted that Kalaris may generate from January 1, 2025, through December 31, 2070, which risk-adjusted unlevered, after-tax free cash flows are reflected in the Kalaris Forecast. These risk-adjusted cash flows were discounted to present value as of January 1, 2025, using a discount rate ranging from 10% to 12%, derived from a weighted average cost of capital calculation for Kalaris, which Leerink Partners determined by utilizing the capital asset pricing model with inputs that Leerink Partners determined were relevant based on publicly available data and Leerink Partners’ professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by Leerink Partners to be comparable to Kalaris, and the equity market risk premium and yields for U.S. treasury bonds, and adjusted for Kalaris’ estimated net cash balance of $5.0 million as of the anticipated closing date of the merger, as provided by management of Kalaris, in order to derive an implied equity value range for Kalaris. This analysis resulted in an implied equity value for Kalaris of approximately $1.900 billion to $2.505 billion and a corresponding implied exchange ratio of approximately 42.5446x to 32.2694x (i.e., an implied exchange ratio greater than the estimated exchange ratio of 5.8934x proposed to be paid by AlloVir pursuant to the merger agreement).

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners in the past has provided certain investment banking services to AlloVir and its affiliates unrelated to the merger, for which it has received compensation. In the past two years, Leerink Partners served as sales agent under AlloVir’s at the market sales agreement, for which Leerink Partners did not receive any fees or commission during such two-year period. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to AlloVir, Kalaris or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of AlloVir, Kalaris or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to AlloVir, Kalaris and the merger and other participants in the merger that differ from the views of Leerink Partners’ investment banking personnel.

The AlloVir board of directors selected Leerink Partners as its exclusive financial advisor in connection with the merger based on Leerink Partners’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with AlloVir and its business. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger.

In connection with Leerink Partners’ services as the exclusive financial advisor to AlloVir, AlloVir has agreed to pay Leerink Partners an aggregate fee of approximately $2.75 million, $750,000 of which became payable upon the rendering by Leerink Partners of its opinion on November 7, 2024, and the remainder of which is payable contingent upon consummation of the merger. In addition, AlloVir has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangements between Leerink Partners and AlloVir, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and AlloVir, and the AlloVir board of directors was aware of these arrangements, including the fact that a significant portion of the fees payable to Leerink Partners are contingent upon the completion of the merger.

Certain Unaudited Prospective Financial Information

The following information in this section does not give effect to the reverse stock split.

AlloVir does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability and subjectivity of the underlying assumptions, estimates and projections. However, as described in “The Merger-Background of the Transaction,” in connection with its evaluation of the merger, the AlloVir transaction committee and AlloVir board of directors considered certain unaudited, non-public financial projections with respect to Kalaris as developed by AlloVir management, based on discussions with and materials provided by Kalaris to AlloVir management. On August 23, 2024, AlloVir management received information regarding Kalaris’ business and product candidate from Kalaris. AlloVir management evaluated this information and applied AlloVir management’s judgment (as well as the considerations and assumptions described below) to develop its view regarding the estimated enterprise value of Kalaris for each of the fiscal years ending December 31, 2025 through December 31, 2070. AlloVir management assessed the potential market size and revenue potential of Kalaris’ clinical product candidate, effective tax rate, the costs to be incurred in launching such product candidate, and its risk profile in order to prepare the financial forecast for each of the fiscal years ending December 31, 2025 through 2045, the year of the expiration of the relevant Kalaris patent, and separately calculated a residual value in an amount equal to approximately $314 million based upon cash flows through the fiscal years ending December 31, 2046 through December 31, 2070 (together, the “AlloVir management Kalaris non risk-adjusted projections”). AlloVir management viewed the timeframe ending December 31, 2070 as reasonable given that the forecasted cash flows from fiscal year 2046 through 2070 demonstrated the decrease in cash flows due to increased competition following the loss of intellectual property exclusivity in 2045, the year of the expiration of the relevant Kalaris patent. AlloVir management further applied certain probabilities of success (“PoS”), as determined by AlloVir management, for Kalaris’ product candidate to reflect AlloVir’s probability-adjusted outlook of Kalaris’ present value of free cash flow (the “AlloVir management Kalaris net present value,” and together with the AlloVir management Kalaris non risk-adjusted projections, the “AlloVir management Kalaris projections”).

Also, at the direction of the AlloVir transaction committee and in connection with the evaluation of the proposed transaction with Kalaris or potential alternatives, AlloVir management prepared an analysis with respect to AlloVir’s estimated value to its stockholders in a liquidation scenario, including an estimate of the net cash that would be available for distribution to AlloVir stockholders in connection with any such potential future liquidation or dissolution (the “AlloVir liquidation analysis”). The AlloVir liquidation analysis was based on certain assumptions and estimates of AlloVir regarding asset values, liabilities, potential proceeds from asset sales, wind-down costs and expenses, reserves for contingent liabilities, interest income, taxes, estimates for timing and quantum of distributions to stockholders, and other relevant factors relating to the potential wind-down of AlloVir’s operations.

The AlloVir management Kalaris projections and the AlloVir liquidation analysis (which are collectively referred to as the “AlloVir forecasts”) were provided to and considered by the AlloVir transaction committee and the AlloVir board of directors in connection with their respective evaluations of the transactions contemplated by the merger agreement and AlloVir’s other strategic alternatives. The AlloVir board of directors directed Leerink Partners to use the AlloVir management PoS adjusted Kalaris projections as described below in its financial analyses and for purposes of its fairness opinion (as summarized above under the section titled “—Opinion of Leerink Partners LLC (AlloVir’s Financial Advisor)”). The AlloVir management PoS adjusted Kalaris projections were the only financial projections relied upon by Leerink Partners in rendering its fairness opinion. While Leerink Partners was provided with a copy of the AlloVir liquidation analysis and provided an opportunity to discuss the analysis with AlloVir management, the AlloVir liquidation analysis was solely directed to and for the information of the AlloVir transaction committee and the AlloVir board of directors. Leerink Partners did not rely on the AlloVir liquidation analysis when rendering its opinion. The AlloVir forecasts were not provided to Kalaris.

The summaries of the AlloVir forecasts are not being included in this proxy statement/prospectus to influence any stockholder’s decision whether to vote for the Nasdaq Stock Issuance Proposal or for any other related purpose. The summaries of the AlloVir forecasts are being included in this proxy statement/prospectus because the AlloVir forecasts were provided to the AlloVir transaction committee and the AlloVir board of directors to evaluate strategic alternatives considered by the AlloVir transaction committee and the AlloVir board of directors, including the transactions contemplated by the merger agreement, and to Leerink Partners. The AlloVir forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the merger.

Each of the AlloVir forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, and many of which are beyond AlloVir’s control. Modeling and forecasting the future development and commercialization of drug candidates by an emerging biotechnology company is a highly speculative endeavor. Because the AlloVir forecasts span multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the combined company’s business and its results of operations. Each of the AlloVir forecasts was prepared by AlloVir management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond AlloVir’s control. Although AlloVir believes its assumptions about Kalaris to be reasonable, all financial projections are inherently uncertain, and AlloVir expects that differences will exist between actual and projected results. As a result, there can be no assurance that any of the AlloVir forecasts accurately reflect future trends or, in the case of the AlloVir management Kalaris projections, accurately estimate the future market for Kalaris’ product candidate or future product candidates it may develop. There also can be no assurance that Kalaris will obtain the regulatory approvals necessary for the commercialization of any product candidate, or that Kalaris’ competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Kalaris may market or commercialize. The AlloVir forecasts are subject to many risks and uncertainties, and you are urged to review the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus for a description of risk factors relating to the merger and Kalaris’ business. You should also read the section titled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 160 of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the AlloVir forecasts. The AlloVir forecasts were not reviewed or approved by Kalaris management, its board of directors or its advisors. In addition, the AlloVir forecasts will be affected by Kalaris’ ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the AlloVir forecasts will be realized, and actual results may vary materially from those shown.

The AlloVir forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Each of the AlloVir forecasts were developed solely using the information available to AlloVir management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. None of AlloVir, Kalaris nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any AlloVir or Kalaris stockholder regarding the ultimate performance of AlloVir or Kalaris compared to the information contained in any of the AlloVir forecasts, the likelihood that the AlloVir forecasts will be achieved consistent with any of the AlloVir forecasts or at all, the results of Kalaris’ ongoing and planned clinical trials, the potential timing and approval of commercial launch of any future product of Kalaris’, the effectiveness or marketability of Kalaris’ product candidate, or the overall future performance of AlloVir or Kalaris.

Neither Deloitte & Touche LLP, nor any other independent accountant has compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The report of Deloitte & Touche LLP included in this proxy statement/prospectus that relates to Kalaris’ historical audited financial statements does not extend to the unaudited prospective financial information and should not be read to do so. The report of Deloitte & Touche LLP included in this proxy statement/prospectus that relates to AlloVir’s historical audited financial statements does not extend to the unaudited prospective financial information and should not be read to do so.

Certain of the measures included in the AlloVir forecasts, including unlevered free cash flow, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income, prepared in accordance with GAAP, as a measure of operating performance.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to the most directly comparable GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Leerink Partners for purposes of its financial analysis as described in the section titled “—Opinion of Leerink Partners LLC (AlloVir’s Financial Advisor)” or by the AlloVir transaction committee or the AlloVir board of directors in connection with their consideration of the merger. Accordingly, AlloVir has not provided a reconciliation of the non-GAAP financial measures included in the AlloVir forecasts to the relevant GAAP financial measures.

AlloVir undertakes no obligation to update or otherwise revise or reconcile any of the AlloVir forecasts to reflect circumstances existing after the date such AlloVir forecasts were generated or to reflect the occurrence of future events. None of AlloVir, or, to the knowledge of AlloVir, Kalaris, intends to make publicly available any update or other revisions to any of the AlloVir forecasts, except as otherwise required by law.

AlloVir Management Kalaris Projections

Set forth below is a summary of the AlloVir management Kalaris non risk-adjusted projections, which are select projected financial information for Kalaris for fiscal years 2025 through 2045 based on information as prepared by AlloVir management in connection with AlloVir’s evaluation of the merger. The AlloVir management Kalaris non risk-adjusted projections were not probability-adjusted and included, among other things, the following key assumptions regarding Kalaris’ product candidate as to which there can be no assurance: peak market share[s] and revenue of 50% and $8.5 billion, respectively; Kalaris’ product candidate becomes commercially available in the United States in 2030; peak sales of Kalaris’ product candidate starting in 2036; loss of exclusivity in 2045; gross price at launch in the United States of approximately $15,500 with respect to nAMD and approximately $16,000 with respect to DME, each on an annualized basis for a patient receiving an average number of injections per year; gross-to-net discount at launch of approximately 23%; royalites owed to the University of

California, San Diego and Samsara LP in aggregate amounts ranging from a mid-single digit percentage of global net sales of less than $500 million to a high-single digit percentage of global net sales of greater than $1 billion; and cost of goods sold of 10% of net sales. The AlloVir management Kalaris non risk-adjusted projections for the applicable periods are summarized below (in millions):

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
TH103 U.S. Net Sales	—	—	—	—	—	$1,250	$2,282	$3,426	$4,602	$5,833	$7,113
Gross Profit	—	—	($1)	—	—	$1,049	$1,896	$2,834	$3,799	$4,808	$5,858
Total Operating Expenses	($38)	($61)	($131)	($176)	($235)	($443)	($645)	($788)	($1,058)	($1,342)	($1,636)
EBIT	($38)	($61)	($132)	($176)	($235)	$606	$1,251	$2,046	$2,740	$3,466	$4,222
Net Income (Loss)	($38)	($61)	($132)	($176)	($235)	$580	$1,021	$1,617	$2,165	$2,739	$3,335
Unlevered Free Cash Flow(1)	($38)	($61)	($132)	($176)	($235)	$455	$918	$1,502	$2,047	$2,615	$3,207

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
TH103 U.S. Net Sales	$7,018	$7,230	$7,369	$7,530	$7,686	$7,846	$8,008	$8,171	$8,335	$8,500
Gross Profit	$5,780	$5,954	$6,068	$6,199	$6,328	$6,459	$6,591	$6,725	$6,860	$6,995
Total Operating Expenses	($1,614)	($1,663)	($1,695)	($1,732)	($1,768)	($1,805)	($1,842)	($1,879)	($1,917)	($1,955)
EBIT	$4,166	$4,291	$4,373	$4,467	$4,560	$4,654	$4,750	$4,846	$4,943	$5,040
Net Income (Loss)	$3,291	$3,390	$3,454	$3,529	$3,602	$3,677	$3,752	$3,828	$3,905	$3,982
Unlevered Free Cash Flow(1)	$3,300	$3,369	$3,441	$3,513	$3,587	$3,661	$3,736	$3,812	$3,888	$3,965

(1)

Unlevered free cash flow is a non-GAAP financial measure defined as operating income, less taxes, less change in net working capital. Assumes tax rate of 21%, NOL utilization rate of 80%, and no beginning NOL balance at the time of the valuation date.

Set forth below is a summary of estimated, risk-adjusted present value of free cash flows for Kalaris for fiscal years 2025 through 2045, which were calculated based on the AlloVir management Kalaris non-risk adjusted projections and other projected financial information provided by AlloVir management and used by Leerink Partners in connection with its fairness opinion and included the following PoS assumptions (i) 80% Phase 1 to Phase 2, (ii) 50% Phase 2 to Phase 3, (iii) 65% Phase 3 to BLA, (iv) 95% BLA to approval and (v) 25% cumulative PoS. In addition, the PoS adjusted Kalaris projections included cash flows for the fiscal years 2046-2070 with a present value of $314 million, which were utilized by Leerink Partners in connection with its fairness opinion. AlloVir management viewed the timeframe ending December 31, 2070 as reasonable given that the forecasted cash flows from fiscal year 2046 through 2070 demonstrated the decrease in cash flows due to increased competition following the loss of intellectual property exclusivity in 2045, the year of the expiration of the relevant Kalaris patent. The forecasts of unlevered free cash flows, including the present value of free cash flows, for Kalaris for the applicable fiscal years are summarized below (in millions):

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Unlevered Free Cash Flow(1)	($38)	($61)	($132)	($176)	($235)	$455	$918	$1,502	$2,047	$2,615	$3,207
PoS Adjustment	100%	79%	38%	38%	25%	18%	18%	18%	18%	18%	18%
Discount Period	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5
Discount Factor	0.9	0.9	0.8	0.7	0.6	0.6	0.5	0.5	0.4	0.4	0.3
Present Value of FCF(2)	($36)	($41)	($39)	($46)	($36)	$47	$85	$125	$154	$177	$195

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Unlevered Free Cash Flow(1)	$3,300	$3,369	$3,441	$3,513	$3,587	$3,661	$3,736	$3,812	$3,888	$3,965
PoS Adjustment	18%	18%	18%	18%	18%	18%	18%	18%	18%	18%
Discount Period	11.5	12.5	13.5	14.5	15.5	16.5	17.5	18.5	19.5	20.5
Discount Factor	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1
Present Value of FCF(2)	$181	$166	$153	$141	$130	$119	$110	$101	$93	$85

(1)

Unlevered free cash flow is a non-GAAP financial measure defined as operating income, less taxes, less change in net working capital. Assumes tax rate of 21%, NOL utilization rate of 80%, and no beginning NOL balance at the time of the valuation date.

(2)	FCF or free cash flow is a non-GAAP financial measure defined as cash flow from operations minus capital expenditures.

AlloVir Liquidation Analysis

The AlloVir liquidation analysis represents a range of estimates of AlloVir’s aggregate net cash which could be available for distribution to AlloVir stockholders in two scenarios in which AlloVir either (i) wound down its operations and liquidates (the “liquidation scenario”) or (ii) sold its remaining cash assets to a third party (the “asset sale scenario”). For purposes of the aforementioned scenarios, such range of estimates of AlloVir’s aggregate cash was determined by AlloVir management as follows: estimated net balance sheet liquidation value of AlloVir as of January 1, 2025 in an amount of $121.0 million (calculated as total assets minus total liabilities). Key assumptions underlying the liquidation scenario included: (i) wind-down processes commencing on January 1, 2025; (ii) an assumed initial pre-dissolution liquidating distribution to AlloVir stockholders, after deducting costs and expenses, including legal fees, the fees payable to AlloVir’s strategic financial advisor, accounting fees, employee retention bonuses, severance and benefits, insurance expenses, other transaction and litigation-related costs, with no adjustments for taxes; and (iii) the assumed completion of the liquidation and dissolution process and a liquidating distribution of all remaining net cash to AlloVir stockholders within three years of the commencement of the liquidation and dissolution process. The liquidation scenario resulted in an estimated cash distribution per share of $0.86. Key assumptions underlying the asset sale scenario included: (i) the asset sale commencing on January 1, 2025; and (ii) that AlloVir would have approximately $85.1 million of net cash, after deducting costs and expenses, including legal fees, the fees payable to AlloVir’s strategic financial advisor, accounting fees, employee retention bonuses, severance and benefits, insurance expenses and other transaction-related costs, with no adjustments for taxes. The asset sale scenario resulted in an estimated cash distribution per share of $0.73.

In light of the foregoing factors and the uncertainties inherent in each of the AlloVir forecasts, stockholders are cautioned not to place undue reliance on the AlloVir forecasts.

Interests of AlloVir Directors and Executive Officers in the Merger

In considering the recommendation of the AlloVir board of directors with respect to approving the merger, stockholders should be aware that AlloVir’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AlloVir stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The board of directors of AlloVir was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the merger agreement and the merger, and to recommend that AlloVir stockholders approve the merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of January 15, 2025, AlloVir’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 29.53% of the shares of AlloVir common stock. The affirmative vote of a majority of the votes properly cast by the holders of AlloVir common stock at the AlloVir special meeting, assuming a quorum is present, is required for approval of the AlloVir stockholder proposals. As of January 15, 2025, certain AlloVir stockholders who in the aggregate owned approximately 29.69% of the outstanding shares of AlloVir common stock have entered into the support agreements in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 244 of this proxy statement/prospectus.

Certain AlloVir stockholders affiliated with AlloVir’s directors also currently hold shares of AlloVir common stock. The table below sets forth the ownership of AlloVir common stock by affiliates of AlloVir’s directors as of January 15, 2025 (after giving effect to the reverse stock split).

Stockholder	Number of Shares of AlloVir common stock Held
ElevateBio LLC(1)	724,989
Entities affiliated with F2(2)	427,308

(1)

This information is based on the Schedule 13D/A filed with the Securities and Exchange Commission by ElevateBio LLC on August 5, 2022. The mailing address of ElevateBio LLC is 200 Smith Street, Waltham, MA 02451. David Hallal, Vikas Sinha and Morana Jovan-Embiricos are directors of ElevateBio LLC.

(2)

Based on the Schedule 13D filed with the Securities and Exchange Commission by entities affiliated with F2 on August 5, 2022, including (a) 29,046 shares of common stock held by F2 TPO Investment, LLC, (b) 89,560 shares of common stock held by F2 MG Limited, (c) 88,634 shares of common stock held by F2 MC, LLC, (d) 182,342 shares of common stock held by F2 Capital I 2020 LLC and (e) 37,725 shares of common stock held by F2 Bioscience AV 2022 LLC. The mailing address for F2 MG Limited is PO Box 3175, Road Town, Tortola, BVA, with correspondence address at c/o LJ Fiduciary, 8 Rue Saint-Leger, CH 1205, Geneva, Switzerland.

AlloVir Directors

David Hallal and Morana Jovan-Embiricos are expected to serve on the combined company’s board of directors. As directors of the combined company, Mr. Hallal and Dr. Jovan-Embiricos are expected to be compensated under the post-closing non-employee director compensation policy that is expected to become effective as of the closing of the merger.

Treatment of AlloVir Options

Under the terms of the merger agreement, as of immediately prior to the effective time and contingent on the occurrence of the closing of the merger, (i) each outstanding AlloVir option with an exercise price equal to or greater than $92.00 (after giving effect to the reverse stock split) shall be cancelled for no consideration, and (ii) each outstanding AlloVir option that has an exercise price per share less than $92.00 (after giving effect to the reverse stock split) that is unvested and unexercised as of the effective time, shall be accelerated in full and otherwise survive the closing of the merger and remain outstanding in accordance with its terms. None of AlloVir’s executive officers or directors held AlloVir options with an exercise price per share less than $92.00 (after giving effect to the reverse stock split) as of January 15, 2025.

Treatment of AlloVir Restricted Stock Unit Awards

Under the terms of the merger agreement, each outstanding and unvested restricted stock unit award with respect to AlloVir common stock (“AlloVir restricted stock unit awards”) shall be accelerated in full immediately prior to the effective time, contingent upon the closing of the merger, and, for each outstanding and unsettled AlloVir restricted stock unit award, the holder thereof shall receive, immediately prior to the effective time, a number of shares of AlloVir common stock equal to the number of shares of AlloVir common stock underlying such AlloVir restricted stock unit award. The table below identifies the number of unvested AlloVir restricted stock unit awards held by AlloVir’s executive officers and directors and their estimated value as of January 15, 2025, based on a closing market price of AlloVir common stock on Nasdaq of $8.76 per share (after giving effect to the reverse stock split).

Name	Number of Unvested AlloVir Restricted Stock Units (#)	Value of Unvested Restricted Stock Units ($)
Executive Officers
Diana Brainard	—	—
Vikas Sinha	7,056	61,811
Ann Leen	1,975	17,301
Brett Hagen	2,334	20,446
Edward Miller	3,045	26,674
Non-Employee Directors
Derek Adams, Ph.D.	1,521	13,324
Jeffrey S. Bornstein	1,521	13,324
Malcolm Brenner, M.D.	1,521	13,324
David Hallal	1,921	16,828
Morana Jovan-Embiricos	1,521	13,324
Shawn Tomasello	1,521	13,324
Juan Vera	1,521	13,324

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to AlloVir’s directors and executive officers under the merger agreement, see the section titled “The Merger Agreement—Limitations of Liability and Indemnification” beginning on page 205 of this proxy statement/prospectus.

Employment Agreements with Executive Officers

Diana Brainard

On March 17, 2021, AlloVir and Diana Brainard entered into an Executive Employment Agreement (the “Brainard employment agreement”), providing for, among other things, certain severance benefits. Pursuant to the Brainard employment agreement, if Dr. Brainard’s employment (i) is terminated without Cause (as defined in the Brainard employment agreement) or (ii) if she terminates her employment for Good Reason (as defined in the Brainard employment agreement), then Dr. Brainard shall be entitled to (i) a lump sum payment equal to 36 months (the “Brainard severance period”) of her then current base salary, (ii) a lump sum payment equal to her target annual bonus, (iii) provided Dr. Brainard timely elects to continue health coverage under COBRA reimbursement for any monthly COBRA premium payments made by Dr. Brainard during the Brainard severance period and (iv) the immediate vesting of any non-vested equity-related instruments. Notwithstanding the foregoing, in the event Dr. Brainard is entitled to any payments pursuant to a restrictive covenants agreement entered into with AlloVir, the severance amounts described in the Brainard employment agreement will be reduced on a dollar-for-dollar basis by the amount paid pursuant to such restrictive covenants agreement, provided that such reduction shall not be effected in any manner that results in any additional taxes under Section 409A of the Code.

Payment by AlloVir of the foregoing severance amounts is contingent upon (i) Dr. Brainard executing a general release agreement in favor of AlloVir, containing reasonable and customary provisions including, at AlloVir’s option, a one-year post-employment noncompetition covenant, and (ii) such release becoming effective within 60 days following Dr. Brainard’s termination.

Pursuant to the Brainard employment agreement, in the event of Dr. Brainard’s death or Disability (as defined in the Brainard employment agreement), any unvested stock options or other equity award held by her will be accelerated in an amount equal to 25% plus 5% for each year of service to AlloVir of the number of shares subject to the option or unvested award.

Pursuant to the Brainard employment agreement, if any payments or benefits provided to Dr. Brainard constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Dr. Brainard’s payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Dr. Brainard.

Effective December 19, 2024, Diana Brainard ceased to serve as AlloVir’s chief executive officer and resigned as a director of AlloVir. In connection with Dr. Brainard’s separation, AlloVir and Dr. Brainard entered into a Separation Agreement and Release (the “Brainard Separation Agreement”). Pursuant to the terms of the Brainard Separation Agreement and to the terms of the Brainard employment agreement, AlloVir provided certain benefits to Dr. Brainard, including the following: (i) a lump sum in cash in an amount equal to 36 months of Dr. Brainard’s current base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Brainard’s target bonus for the current year, (iii) a lump sum payment of the retention bonus of $100,000 described below, (iv) reimbursement for any monthly COBRA premium payments for up to 18 months, and (v) acceleration of vesting of any unvested equity awards (comprising of 16,153 shares (after giving effect to the reverse stock split) of AlloVir restricted stock units). In order to receive the foregoing benefits, Dr. Brainard executed a general release in favor of AlloVir.

Vikas Sinha

On October 2, 2019, AlloVir and Vikas Sinha entered into an Amended and Restated Employment Agreement (the “2019 Sinha employment agreement”), which provided for among other things, severance benefits. Pursuant to the 2019 Sinha employment agreement, if Mr. Sinha’s employment (i) is terminated without Cause (as defined in the 2019 Sinha employment agreement) or (ii) if he terminates his employment for Good Reason (as defined in the 2019 Sinha employment agreement), then Mr. Sinha shall be entitled to (i) a lump sum payment equal to 24 months (the “Sinha severance period”) of his then current base salary, (ii) a lump sum payment equal to his target annual bonus (together with the lump sum payment described in (i) above, the “Sinha severance amount”), provided that notwithstanding the foregoing, in the event Mr. Sinha is entitled to any payments pursuant to a restrictive covenants agreement he entered into with AlloVir, the Sinha severance amount shall be reduced by the amount Mr. Sinha is paid pursuant to the restrictive covenants agreement, (iii) provided Mr. Sinha timely elects to continue health coverage under COBRA, reimbursement for any monthly COBRA premium payments made by Mr. Sinha, until the earlier of (a) the expiration of the Sinha severance period, (b) Mr. Sinha’s eligibility for group medical plan benefits under any other employer’s group medical plan, or (c) the cessation of Mr. Sinha’s continuation rights under COBRA, and (iv) the immediate vesting of any non-vested equity-related instruments.

Payment by AlloVir of the foregoing severance amounts is contingent upon Mr. Sinha’s executing a separation and release agreement in a form and manner satisfactory to AlloVir, which shall include, without limitation, (i) a general release of claims against AlloVir and all related persons and entities, a reaffirmation of all of Mr. Sinha’s Continuing Obligations (as defined in the 2019 Sinha employment agreement), and, in AlloVir’s sole discretion, a one-year post-employment non-competition restriction in a form substantially similar to the Non-Competition Restriction (as defined in the restrictive covenants agreement) and (ii) such separation and release becoming irrevocable within 60 days following Mr. Sinha’s termination.

Pursuant to the 2019 Sinha employment agreement, in the event of Mr. Sinha’s death or Disability (as defined in the 2019 Sinha employment agreement), any unvested stock options held by him will be accelerated in an amount equal to 25% plus 5% for each year of service to AlloVir of the number of shares subject to the option.

Pursuant to the 2019 Sinha employment agreement, if any payments or benefits provided to Mr. Sinha constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Sinha’s payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Mr. Sinha.

Edward Miller

On October 2, 2019, AlloVir and Edward Miller entered into an Amended and Restated Employment Agreement (the “Miller employment agreement”), which provided for, among other things, severance benefits. Pursuant to the Miller employment agreement, if Mr. Miller’s employment (i) is terminated without Cause (as defined in the Miller employment agreement) or (ii) if he terminates his employment for Good Reason (as defined in the Miller employment agreement), then Mr. Miller shall be entitled to (i) a lump sum payment equal to 12 months (the “Miller severance period”) of his then current base salary, (ii) a lump sum payment equal to his target annual bonus, (iii) provided Mr. Miller timely elects to continue health coverage under COBRA reimbursement for any monthly COBRA premium payments made by Mr. Miller during the Miller severance period and (iv) the immediate vesting of any non-vested equity-related instruments. Notwithstanding the foregoing, in the event Mr. Miller is entitled to any payments pursuant to a restrictive covenants agreement entered into with AlloVir, the severance amounts described in the Miller employment agreement will be reduced by the amount paid pursuant to such restrictive covenants agreement.

Payment by AlloVir of the foregoing severance amounts is contingent upon (i) Mr. Miller’s executing a general release agreement in favor of AlloVir, which shall contain reasonable and customary provisions, but shall not contain any post-employment restrictive covenants, and (ii) such release becoming effective within 60 days following Mr. Miller’s termination.

Pursuant to the Miller employment agreement, if any payments or benefits provided to Mr. Miller constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Miller payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Mr. Miller.

Executive Severance Policy

Effective May 10, 2023, AlloVir adopted the Executive Severance and Change of Control Policy (the “severance policy”), pursuant to which, among other individuals, Brett Hagen, Chief Accounting Officer of AlloVir, is eligible for severance benefits. Pursuant to the severance policy, if (a) Mr. Hagen’s employment is terminated by AlloVir without Cause (as defined in the severance policy) or (b) he terminates his employment for Good Reason (as defined in the severance policy), in either case, within the period beginning three months prior to and ending 12 months following a Change of Control (as defined in the severance policy) then Mr. Hagen shall be entitled to (i) base salary payments for 12 months (the “Hagen severance period”), provided that in the event Mr. Hagen is entitled to any payments under a restrictive covenant agreement with AlloVir, the base salary payments received in any calendar year will be reduced by the amount he is paid in the same calendar year pursuant to the restrictive covenant agreement, (ii) a lump-sum payment equal to his target annual bonus, provided that this payment shall be reduced by the amount of any amount he is paid in the same calendar year pursuant to any restrictive covenant agreement with AlloVir, (iii) provided Mr. Hagen timely elects to continue health coverage under COBRA, reimbursement for any monthly COBRA premium payments made by Mr. Hagen until the earlier of, (A) the end of the Hagen severance period, and (B) the date Mr. Hagen or his spouse becomes eligible for health benefits through another employer or he otherwise becomes ineligible for COBRA, and (iv) the immediate vesting of any unvested and earned equity awards.

Payment by AlloVir of the foregoing severance amounts is contingent upon (a) Mr. Hagen’s executing a general release agreement in favor of AlloVir, which shall contain reasonable and customary provisions, (b) such release becoming irrevocable within the time frame set forth in the release agreement (but in no event more than 60 days following Mr. Hagen’s termination) and (c) continued compliance with post-termination restrictive covenants.

Pursuant to the severance policy, if any payments or benefits provided to Mr. Hagen constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Hagen’s payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Mr. Hagen.

Retention Arrangements

Retention Agreement

AlloVir entered into retention agreements with Mr. Hagen in February 2024 and May 2024, pursuant to which Mr. Hagen received (i) retention bonuses equal to $101,720 and $193,752, subject to Mr. Hagen’s continued employment through June 30, 2024 and (ii) a retention bonus equal to $50,860, subject to Mr. Hagen’s continued employment through September 30, 2024. AlloVir entered into an additional retention agreement with Mr. Hagen, pursuant to which Mr. Hagen is entitled to a monthly cash payment of $16,953 commencing October 1, 2024 until the later of (a) March 31, 2025, and (b) the consummation of the merger, subject to Mr. Hagen’s continued employment through such date, provided, that if Mr. Hagen is terminated without cause prior to such date, Mr. Hagen is nonetheless entitled to such monthly payments through such date. If Mr. Hagen’s employment continues beyond March 31, 2025, the monthly payment will continue at a rate of $16,953 per month or such higher amount as agreed by AlloVir.

Retention Bonuses

On April 11, 2024, the compensation committee of the AlloVir board of directors approved cash retention bonuses payable to certain of AlloVir’s employees and executive officers and recommended that the AlloVir board of directors approve cash retention bonuses payable to certain of AlloVir’s executive officers, subject to their continued employment through the consummation of the merger. The AlloVir board of directors approved the compensation committee’s recommendation on May 31, 2024. Diana Brainard, Vikas Sinha and Edward Miller are each eligible to receive $100,000 and Brett Hagen is eligible to receive $34,000.

Pursuant to the Brainard Separation Agreement, Dr. Brainard received the $100,000 retention bonus payment in a lump sum upon her separation as AlloVir’s chief executive officer, effective December 19, 2024.

Interests of Kalaris Directors and Executive Officers in the Merger

In considering the recommendation of the Kalaris board of directors with respect to approving the merger, stockholders should be aware that certain members of the Kalaris board of directors and certain Kalaris executive officers have interests in the merger that may be different from, or in addition to, the interests of Kalaris stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Each of the AlloVir board of directors and the Kalaris board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the merger agreement and the merger, and to recommend, as applicable, that AlloVir stockholders approve the proposals to be presented to AlloVir stockholders for consideration at the AlloVir special meeting as contemplated by this proxy statement/prospectus, and that Kalaris stockholders sign and return the written consent as contemplated by this proxy statement/prospectus.

Ownership Interests

As of January 15, 2025, Kalaris’ current directors, executive officers and their respective affiliates owned, in the aggregate, approximately 89.86% of the outstanding shares of Kalaris’ capital stock, which for this purpose excludes any shares of Kalaris common stock issuable upon exercise of Kalaris options or any shares of common stock issuable upon conversion of outstanding Kalaris convertible notes. See the section entitled “Principal Stockholders of Kalaris” beginning on page 445 of this proxy statement/prospectus for a description of the beneficial ownership of Kalaris’ directors and executive officers.

Certain Kalaris stockholders affiliated with Kalaris directors also currently hold shares of Kalaris capital stock. The table below sets forth the ownership of Kalaris capital stock by affiliates of Kalaris’ directors as of January 15, 2025.

Stockholder	Number of Shares of Capital Stock Held
Samsara BioCapital, L.P.(1)	39,851,340
S&S New Hampshire Trust(2)	500,000
Thomas Elden 2021 Ajax Trust(3)	720,000

(1)

Consists of (i) 1,200,000 shares of Kalaris common stock, (ii) 24,694,245 shares of Kalaris common stock issuable upon conversion of the Kalaris Series A preferred stock, (iii) 9,957,095 shares of Kalaris common stock issuable upon conversion of the Kalaris Series B-1 preferred stock, and (iv) 4,000,000 shares of Kalaris common stock issuable upon conversion of the Kalaris Series B-2 preferred stock, each as directly held by Samsara BioCapital, L.P. (“Samsara LP”). Samsara BioCapital GP, LLC (“Samsara LLC”), is the general partner of Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. Dr. Srinivas Akkaraju, MD, Ph.D., has voting and investment power over the shares held by Samsara LLC and, accordingly, may be deemed to beneficially own the shares held by Samsara LP. Samsara LLC disclaims beneficial ownership in these shares except to the extent of its respective pecuniary interest therein. Dr. Akkaraju is also a member of Kalaris’ board of directors.

(2)	Consists of 500,000 shares of Series A preferred stock held in trust for the benefit of children of Samir Patel.
(3)

Consists of 720,000 shares of Series B-2 preferred stock. Dr. Patel is the trustee of the Thomas Elden 2021 Ajax Trust (the “Ajax Trust”) and may be deemed to beneficially own the shares held by the Ajax Trust. Dr. Patel disclaims beneficial ownership of the securities held by the Ajax Trust except to the extent of his pecuniary interests therein. Dr. Patel is also a member of Kalaris’ board of directors.

Effect of the Merger on Kalaris Options

As of January 15, 2025, Kalaris’ current directors and executive officers owned, in the aggregate, unvested Kalaris options covering 3,674,925 shares of Kalaris common stock and vested Kalaris options covering 295,054 shares of Kalaris common stock.

Under the terms of the merger agreement, each option to purchase shares of Kalaris common stock that is outstanding under the Kalaris plan, prior to the effective time of the merger, whether or not vested, will be converted into an option to acquire a number of shares of AlloVir common stock on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Kalaris plan and the applicable option award agreement immediately prior to the effective time of the merger. The number of shares of AlloVir common stock subject to each assumed option will be determined by multiplying the number of shares that are subject to the Kalaris option immediately prior to the effective time of the merger by the exchange ratio, rounding down to the nearest whole number of shares. The per-share exercise price of each assumed option will be determined by dividing the per-share exercise price of the Kalaris option immediately prior to the effective time of the merger by the exchange ratio, and rounding up to the nearest whole cent.

The following table presents certain information concerning the outstanding Kalaris options held by Kalaris’ current directors and executive officers as of January 15, 2025. The number of shares of Kalaris common stock underlying such Kalaris options and the exercise price of such Kalaris options will be adjusted appropriately to reflect the exchange ratio as described above. See the section entitled “The Merger Agreement—Treatment of Kalaris Options” beginning on page 222 of this proxy statement/prospectus for a more detailed description of the treatment of Kalaris options in the merger.

	Number of Shares Underlying Vested Options	Weighted Average Exercise Price of Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options
Executive Officers
Andrew Oxtoby	—	—	2,364,143	$0.17
Jeffrey Nau, Ph.D.	—	—	919,389	$0.17
Non-Employee Directors
Anthony P. Adamis, M.D.	130,878	$0.11	30,204	$0.11
Srinivas Akkaraju, M.D., Ph.D.	—	—	—	—
Michael Dybbs, Ph.D.	—	—	—	—
Napoleone Ferrara, M.D.	—	—	—	—
Samir Patel, M.D.	164,176	$0.17	361,189	$0.17

Support Agreements

Concurrently with the execution of the merger agreement, each of Kalaris’ executive officers and directors and Samsara LP have also entered into a support agreement, whereby such executive officers and directors and Samsara LP have agreed to vote their shares in favor of adoption of the merger agreement and approval of the merger. For a more detailed discussion of the support agreements, see the section entitled “Agreements Related to the Merger—Support Agreements” beginning on page 244 of this proxy statement/prospectus.

Management Following the Merger

As described in the section entitled “Management Following the Merger” beginning on page 400 of this proxy statement/prospectus, certain members of the Kalaris board of directors and Kalaris executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger, and such executive officers may enter into new employment agreements to reflect their status as executive officers of a publicly-traded company.

While AlloVir and Kalaris have commenced a search for a chief financial officer of the combined company, the combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Kalaris directors and officers under the merger agreement, please see the section titled “The Merger Agreement—Limitations of Liability and Indemnification” beginning on page 233 of this proxy statement/prospectus.

Limitations of Liability and Indemnification

Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

AlloVir has adopted provisions in its certificate of incorporation and bylaws that limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to AlloVir or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to AlloVir or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, AlloVir’s bylaws provide that:

•

AlloVir will indemnify its directors, officers and, in the discretion of AlloVir’s board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

AlloVir will advance reasonable expenses, including attorneys’ fees, to its directors and, in the discretion of AlloVir’s board of directors, to its officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of AlloVir, subject to limited exceptions.

AlloVir has entered into indemnification agreements with each of its directors and executive officers. These agreements provide that AlloVir will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. AlloVir will advance certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and AlloVir will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of AlloVir or in furtherance of AlloVir’s rights. Additionally, certain of AlloVir’s directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, AlloVir has agreed in the indemnification agreements that AlloVir’s obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

AlloVir also maintains general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Under the merger agreement, the certificate of incorporation and bylaws of the surviving corporation in the merger with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of AlloVir shall be no less favorable as those set forth in the certificate of incorporation and bylaws of AlloVir in effect as of November 7, 2024, the date of the merger agreement. The provisions of the certificate of incorporation and bylaws of AlloVir with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of AlloVir that were set forth in the certificate of incorporation and bylaws of AlloVir in effect as of November 7, 2024, the date of the merger agreement, shall not be amended, modified or repealed for a period of six (6) years from the effective time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of AlloVir, unless such modification is required by applicable law.

The merger agreement also provides that AlloVir shall purchase an insurance policy in effect for six (6) years from the effective time of the merger, providing no less favorable coverage as the directors’ and officers’ liability insurance policies maintained by AlloVir in effect as of November 7, 2024, the date of the merger agreement, with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against the individuals who, at or prior to the effective time, were officers or directors of AlloVir.

Form of the Merger

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly-owned subsidiary of AlloVir formed by AlloVir in connection with the merger, will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of the AlloVir. In connection with the merger, AlloVir is expected be renamed “Kalaris Therapeutics, Inc.” and will continue trading on Nasdaq under the symbol “KLRS”.

Merger Consideration

At the effective time, upon the terms and subject to the conditions set forth in the merger agreement:

•

any shares of Kalaris common stock held as treasury stock or owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the effective time of the merger shall be automatically cancelled and shall cease to exist with no consideration delivered in exchange;

•

(a) each then-outstanding share of Kalaris common stock (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the effective time and (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law, and any shares expressly excluded in the definition of Kalaris outstanding shares) will be converted into the right to receive a number of shares of AlloVir common stock equal to the exchange ratio described in more detail below, (b) each then-outstanding share of Kalaris preferred stock will be converted into Kalaris common stock as of immediately prior effective time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Kalaris, (c) each award of restricted shares of Kalaris common stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of AlloVir common stock based on the exchange ratio and (d) each outstanding option to purchase shares of Kalaris common stock granted by Kalaris under the Kalaris plan, will be converted into an option to acquire a number of shares of AlloVir common stock based on the exchange ratio;

•

if any shares of Kalaris capital stock outstanding immediately prior to the effective time are unvested or subject to a repurchase option or risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement, then the shares of AlloVir common stock issued in exchange for such shares of Kalaris capital stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of AlloVir common stock shall accordingly be marked with appropriate legends; and

•

no fractional shares of AlloVir common stock will be issuable to Kalaris stockholders pursuant to the merger, and no certificates or scrip for any such fractional shares shall be issued, and each holder of shares of Kalaris common stock converted pursuant to the merger who would otherwise have been entitled to receive any fractional share of AlloVir common stock shall receive, in lieu thereof, cash (without interest and subject to applicable tax withholding) in an amount equal to such fractional part of a share of AlloVir common stock multiplied by the last reported sale price of AlloVir common stock at 4:00 p.m. (New York City time), end of regular trading hours on Nasdaq on the last trading day prior to the effective time.

Determination of AlloVir’s Net Cash

Pursuant to the terms of the merger agreement, AlloVir’s “final net cash” means, as of the cash determination time (which is the close of business on the closing date) the sum (without duplication) of the following:

•	AlloVir’s cash, cash equivalents and restricted cash and marketable securities of AlloVir and its subsidiaries; plus

•

any tax refund claims pending as of the date of the merger agreement, deposits and interest (calculated on a pro rata basis), in each case that will be useable or available to the combined company within 90 days of closing; plus

•	any amounts funded by AlloVir into Kalaris under the addtional permitted bridge financing to the extent remaining outstanding;

minus the sum of

•	any unpaid transaction expenses of AlloVir and its subsidiaries; plus

•

any accounts payable and (without duplication) accrued expenses, including any such accounts payable or accrued expenses associated with the termination of any agreements of AlloVir which were in effect prior to the effective time (even if the applicable expenses are due and payable after the effective time); plus

•

any change in control, retention or severance payments (including any similar bonuses payable) and any unpaid employer portion of payroll or employment taxes incurred in connection therewith, or with the grant, exercise, conversion, settlement or cancellation of any AlloVir restricted stock units, options, equity compensation and other change in control, retention or severance payments (including any similar bonuses payable), in each case with respect to this clause, incurred by AlloVir at or prior to the effective time (even if payable after the effective time); plus

•	the cost of any D&O tail policy; plus

•

50% of all fees and expenses incurred by AlloVir associated with the filing, printing and mailing of this proxy statement/prospectus (excluding any fees and expenses of legal counsel, financial advisors and accountants); plus

•	the mutually agreed estimated cash amounts related to any litigation outstanding as of the date of the merger agreement; plus

•

50% of the mutually agreed estimated settlement amounts for any transaction litigation existing as of the closing, provided that in no event will such amounts to be deducted from “Net Cash” exceed $150,000 in the aggregate; plus

•	contractual commitments for future payments by AlloVir or its affiliates; plus

•	50% of all filing fees of AlloVir in connection with any filings made pursuant to the merger agreement.

Each component of the AlloVir net cash calculation will be determined in accordance with GAAP, applied on a basis consistent with the application of GAAP in the preparation of AlloVir’s most recent audited or reviewed financial statements.

No less than ten business days prior to the anticipated date of the AlloVir stockholder meeting, AlloVir will deliver to Kalaris a certificate signed by an officer of AlloVir in the form reasonably acceptable to Kalaris setting forth a net cash schedule setting forth, in reasonable detail, AlloVir’s good faith, estimated calculation of its net cash as of the close of business on the closing date (the “cash determination time”), prepared and certified by AlloVir’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer). AlloVir will make available to Kalaris (electronically to the greatest extent possible), as reasonably requested by Kalaris, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations)) used or useful in preparing the net cash schedule and, if reasonably requested by Kalaris, AlloVir’s accountants and counsel at reasonable times and upon reasonable notice. Within five business days after delivery of such net cash schedule (the last day of such period referred to as the “response date”), Kalaris will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to AlloVir (a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to AlloVir’s net cash calculation.

If Kalaris disputes the net cash schedule, the representatives of AlloVir and Kalaris will promptly, and in no event later than one day after the response date communicate and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to resolve the disputed items within three days after the delivery of Kalaris’ dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by AlloVir and Kalaris or another independent auditor of recognized national standing mutually agreed upon by AlloVir and Kalaris. The determination of the amount of net cash made by such auditor shall be final and binding on AlloVir and Kalaris.

AlloVir’s net cash balance is subject to numerous factors, some of which are outside of AlloVir’s control. The actual amount of net cash will depend significantly on the timing of the closing. In addition, the closing could be delayed if AlloVir and Kalaris are not able to agree upon the amount of AlloVir’s net cash as of the cash determination time.

Procedures for Exchange of Stock Certificates

Prior to the closing date, AlloVir will select an exchange agent and, immediately prior to the effective time, AlloVir will deposit with the exchange agent evidence of book-entry shares representing the shares of AlloVir common stock issuable pursuant to the terms of the merger agreement in exchange for shares of Kalaris common stock. Promptly after the effective time and no more than the third (3rd) business days after the anticipated closing date, the exchange agent will mail to each record holder of Kalaris capital stock converted into the right to receive consideration in the merger (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates (including electronic surrender) to the exchange agent and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or AlloVir, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of AlloVir common stock issuable to such holder pursuant to the merger agreement. The surrendered certificates representing shares of Kalaris common stock will be cancelled.

After the effective time, each certificate representing Kalaris common stock that has not been surrendered will represent only the right to receive shares of AlloVir common stock issuable pursuant to the merger agreement to which the holder of any such certificate is entitled.

HOLDERS OF KALARIS COMMON STOCK SHOULD NOT SEND IN THEIR KALARIS STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF KALARIS STOCK CERTIFICATES.

Amendment of the Third Amended and Restated Certificate of Incorporation of AlloVir

AlloVir agreed to amend its third amended and restated certificate of incorporation to change AlloVir’s name to “Kalaris Therapeutics, Inc.” in connection with the closing of the merger.

Effective Time of the Merger

The merger agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the Kalaris stockholders and the approval by the AlloVir stockholders of the issuance of AlloVir common stock and the other transactions proposed under the merger agreement, other than those conditions that by their nature are to be satisfied at the closing. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by AlloVir and Kalaris and specified in the certificate of merger. Neither AlloVir nor Kalaris can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, AlloVir must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of AlloVir common stock to Kalaris stockholders in connection with the transactions contemplated by the merger agreement and the filing of this proxy statement/prospectus with the SEC.

Additionally, completion of the merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). AlloVir and Kalaris have agreed to use their respective commercially reasonable efforts to achieve expiration or termination of the waiting periods under the HSR Act and to obtain any other required government clearances or approvals under any federal, state or foreign antitrust laws. Under the merger agreement, the merger cannot be completed until the waiting period (and extensions thereof, if any), applicable to the merger under the HSR Act has expired or otherwise been terminated. The initial waiting period under the HSR Act expired at 11:59 p.m., Eastern Time, on December 23, 2024.

Tax Treatment of the Merger

If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined below in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss upon the exchange of their Kalaris capital stock for AlloVir common stock. U.S. holders generally will obtain a basis in the AlloVir common stock they receive in the merger equal to their basis in the Kalaris capital stock exchanged therefor. The holding period of the shares of AlloVir common stock received by a Kalaris stockholder in the merger will include the holding period of the shares of Kalaris capital stock surrendered in exchange therefor. Holders of Kalaris capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of certain material U.S. federal income tax consequences of the merger that are applicable to U.S. holders (as defined below) who exchange shares of Kalaris capital stock for shares of AlloVir common stock in the merger, assuming that the merger is consummated in the manner described in the merger agreement and in this proxy statement/prospectus. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Kalaris stockholders as described in this summary.

This discussion does not address all U.S. federal income tax consequences relevant to a Kalaris stockholder, including the alternative minimum tax. In addition, it does not address consequences relevant to Kalaris stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to Kalaris stockholders that are:

•	persons who do not hold their Kalaris capital stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•	real estate investment trusts or regulated investment companies;

•	tax-exempt organizations or governmental organizations;

•	pass-through entities such as partnerships, S corporations, or disregarded entities for federal income tax purposes (and investors therein);

•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•

persons who hold shares of Kalaris capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Kalaris capital stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Kalaris capital stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Kalaris capital stock under the constructive sale provisions of the Code;

•	persons holding Kalaris capital stock who exercise appraisal rights;

•

persons who acquired their shares of Kalaris capital stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Kalaris capital stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Kalaris capital stock, you should consult your tax advisors regarding the tax consequences of the merger.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Kalaris capital stock are acquired or disposed of other than in exchange for shares of AlloVir common stock in the merger; (b) the tax consequences to holders of Kalaris convertible notes, or options or warrants issued by Kalaris that are assumed in connection with the merger; (c) the tax consequences of the ownership of shares of AlloVir common stock following the merger; (d) any U.S. federal non-income tax consequences of the merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the merger; or (f) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the merger. Kalaris stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.

KALARIS STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of “U.S. Holder”

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Kalaris capital stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Characterization of the Merger

AlloVir and Kalaris intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, no opinion of counsel has been obtained or will be obtained regarding the treatment of the merger as a tax-free reorganization.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code (including if the IRS successfully challenges the qualification of the merger as such), then each U.S. holder would recognize gain or loss on the exchange of Kalaris capital stock for AlloVir common stock in the merger equal to the difference between (x) the fair market value of the shares of AlloVir common stock received in exchange for the Kalaris capital stock plus any cash received in lieu of a fractional share and (y) such Kalaris stockholder’s adjusted tax basis in the shares of Kalaris capital stock surrendered. The remainder of this discussion assumes that the merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

Tax Treatment of Kalaris Stockholders in the Merger

If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, except as described below with respect to the receipt of cash in lieu of a fractional share of AlloVir common stock, U.S. holders generally will not recognize gain or loss upon the exchange of their Kalaris capital stock for AlloVir common stock. A U.S. holder generally will obtain an aggregate tax basis in the AlloVir common stock such holder receives in the merger equal to the holder’s aggregate adjusted tax basis in the Kalaris capital stock exchanged therefor reduced by the basis allocable to any fractional share of AlloVir common stock for which cash is received. The holding period of the shares of AlloVir common stock received by a U.S. holder in the merger will include the holding period of the shares of Kalaris capital stock surrendered in exchange therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Kalaris capital stock surrendered to the shares of AlloVir common stock received. U.S. holders of shares of

Kalaris capital stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. Holders of Kalaris capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.

Cash in Lieu of Fractional Shares

A U.S. holder that receives cash in lieu of a fractional share of AlloVir common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will generally be recognized based on the difference between the amount of cash received in lieu of the fractional share of AlloVir common stock and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of Kalaris capital stock exchanged therefor which is allocable to the fractional share. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. holder’s holding period for its Kalaris capital stock surrendered in the merger exceeds one year at the effective time. Long-term capital gains of certain non-corporate holders of Kalaris capital stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Reporting Requirements

If the merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of AlloVir common stock in the merger is required to retain permanent records pertaining to the merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Kalaris capital stock exchanged and the amount of AlloVir common stock received in exchange therefor. U.S. holders who owned immediately before the merger at least one percent (by vote or value) of the total outstanding stock of Kalaris are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Kalaris capital stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Kalaris and AlloVir. U.S. holders are urged to consult with their tax advisors to comply with these rules.

Backup Withholding and Information Reporting

A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding on any payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Kalaris stockholder. This summary does not take into account a Kalaris stockholder’s particular circumstances and does not address consequences that may be particular to an individual Kalaris stockholder. Therefore, each Kalaris stockholder should consult its own tax advisor regarding the particular consequences of the merger to them.

Nasdaq Stock Market Listing

Shares of AlloVir common stock are currently listed on Nasdaq under the symbol “ALVR”. AlloVir has agreed to maintain its existing listing on Nasdaq. AlloVir has also agreed to obtain approval of the listing of the combined company on Nasdaq at or prior to the effective time. There can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq.

In addition, under the merger agreement, each of AlloVir’s and Kalaris’ obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the shares of AlloVir common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing.

If the Nasdaq listing application is accepted, AlloVir anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “KLRS”. It is a condition of the consummation of the merger that AlloVir obtains approval of the listing of the combined company on Nasdaq, but there can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the merger agreement is not expected to be waived by the applicable parties. In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the effective time of the reverse stock split.

Anticipated Accounting Treatment

The merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Kalaris will be deemed to be the accounting acquirer for financing reporting purposes. This determination was primarily based on the expectations that, immediately following the merger: (1) Kalaris’ stockholders will own a substantial majority of the voting rights of the combined company inclusive of Samsara LP as a legacy stockholder of Kalaris holding a majority of the voting rights of the combined company; (2) Kalaris will designate a majority of the initial members of the board of directors of the combined company; and (3) other than with respect to the combined company’s chief financial officer, for which AlloVir and Kalaris have commenced a search for a qualified candidate, Kalaris’ senior management (which are determined by the board of directors of the combined company) will hold all key positions in senior management of the combined company. The combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired. For accounting purposes, the merger will be treated as the equivalent of Kalaris issuing stock to acquire the net assets of AlloVir. Following the closing of the merger, the net assets of AlloVir will be recorded at their acquisition-date fair value in the financial statements of Kalaris and the reported operating results prior to the merger will be those of Kalaris. See the section titled “Unaudited Pro Forma Condensed Combined Financial Data” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, AlloVir stockholders and beneficial owners of AlloVir capital stock are not entitled to appraisal rights in connection with the merger. Kalaris stockholders and beneficial owners of Kalaris capital stock are entitled, under certain circumstances, to appraisal rights in connection with the merger under Section 262 of the DGCL (“Section 262”). Pursuant to Section 262(d) of the DGCL, this proxy statement/prospectus serves as notice to holders of shares or beneficial owners of Kalaris capital stock that they may be entitled to appraisal rights under Section 262 in connection with the merger. Under Section 262, if a holder of Kalaris capital stock (or beneficial owner of Kalaris capital stock) who continuously holds or owns such shares through the effective time of the merger provides a written demand for appraisal of shares in accordance with Section 262, does not vote or consent in favor of adoption of the merger agreement and does not withdraw their demand and otherwise complies with Section 262, such stockholder or beneficial owner will be entitled to an appraisal by the Delaware Court of Chancery (the “Court”) of the “fair value” of such stockholder’s or beneficial owner’s shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, judicially determined by the Court and paid by the surviving corporation in cash.

The discussion below is not a complete summary regarding Kalaris stockholders’ or beneficial owners’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of

Section 262, a copy of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Persons intending to exercise appraisal rights should consult with legal counsel and carefully review the text of Section 262. Failure to follow precisely any of the statutory procedures set forth in Section 262 may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that any persons exercise their appraisal rights under Delaware law. All references in Section 262 and in this summary to a “stockholder” or “holder” are to the record holder of shares immediately prior to the effective time, unless otherwise expressly noted herein. All references in Section 262 and in this summary to the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person, unless otherwise expressly noted. All references in Section 262 and in this summary to the word “person” mean any individual, corporation, partnership, unincorporated association or other entity, unless otherwise expressly noted.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger and that appraisal rights are available. Such notice may, and, if given on or after the effective date of the merger, must also notify stockholders of the effective date of the merger. If the notice of appraisal rights did not notify stockholders of the effective date of the merger, either (i) the constituent corporation must send a second notice before the effective date of the merger notifying each stockholder entitled to appraisal rights of the effective date of the merger or (ii) the surviving corporation must send such second notice to each stockholder entitled to appraisal rights on or within 10 days after the effective date of the merger, provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to those stockholders or beneficial owners entitled to appraisal rights and who have demanded appraisal of their shares in accordance with Section 262(d).

Only a holder of record or beneficial owner of shares of Kalaris capital stock who has not consented to the merger will be entitled to seek appraisal. Holders of shares or beneficial owners of Kalaris capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Kalaris within 20 days after the date of giving the notice of availability of appraisal rights, and that stockholder or beneficial owner must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Kalaris of the identity of the person making the demand and that such person intends thereby to demand appraisal of the shares of Kalaris capital stock held of record or beneficially by such person; provided that if a written demand for appraisal is made by a beneficial owner, in such person’s name, of shares that such person beneficially owns, such notice must reasonably identify the holder of record of the shares for which the demand is made and be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the surviving entity and to be set forth on the Verified List (as defined below) required by Section 262(f) of the DGCL. A holder of shares of Kalaris capital stock or beneficial owner of shares of Kalaris capital stock must continuously hold of record or beneficially own their shares from the date of making a written demand through the effective time of the merger. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be mailed or delivered to Kalaris Therapeutics, Inc., 628 Middlefield Rd., Palo Alto, CA 94301 and should be executed by, or on behalf of, the person demanding appraisal.

ALL DEMANDS MUST BE RECEIVED BY KALARIS WITHIN 20 DAYS AFTER THE DATE OF MAILING OF THIS PROXY STATEMENT/PROSPECTUS, WHICH CONSTITUTES NOTICE TO KALARIS STOCKHOLDERS THAT THE MERGER HAS BEEN APPROVED AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER OR BENEFICIAL OWNER WHO HAS NOT VOTED IN FAVOR OF OR CONSENTED TO THE MERGER.

A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

Within 120 days after the effective date of the merger, any person who has complied with Section 262 and delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of, or consented in writing to, the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of record holders or beneficial owners of these shares (provided that where a beneficial owner makes a demand for appraisal directly, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of this aggregate number). This written statement must be given to the requesting person within 10 days after such person’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder or beneficial owner who has delivered a demand for appraisal in accordance with Section 262 and has not withdrawn such stockholder’s or beneficial owner’s demand may file a petition in the Court demanding a determination of the fair value of the shares held by all such stockholders or beneficial owners. If, within 120 days after the effective time of the merger, no petition shall have been filed as provided above, all rights to appraisal will cease, and all dissenting stockholders or beneficial owners of Kalaris capital stock who have demanded appraisal will become entitled to receive the consideration set forth in the merger agreement in exchange for their shares of Kalaris capital stock, without interest. Kalaris is not obligated and does not currently intend to file a petition.

Upon the filing of the petition by a stockholder or beneficial owner, service of a copy of the petition must be made upon the surviving corporation, which will then be obligated, within 20 days after such service, to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. Upon the filing of any such petition, the Court may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the surviving corporation.

After notice is provided to the applicable persons who demanded appraisal of their shares, the Court is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Court may require the persons who have demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Court may dismiss the proceedings as to such person. Accordingly, stockholders wishing to seek appraisal of their shares are cautioned to retain their share certificates pending resolution of the appraisal proceedings.

After determination of the persons entitled to appraisal of their shares, the Court will conduct the appraisal proceeding in accordance with the rules of the Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court will determine the “fair value” of the shares owned by those persons. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, upon the amount determined to be the fair value (or in certain circumstances as described below, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation in the merger to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding).

In determining fair value, the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated, in making this determination of fair value, that the court must consider market value, asset value, dividends, earnings, prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which “throw any light on future prospects of the merged corporation.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners of Kalaris capital stock should be aware that the fair value of shares of Kalaris capital stock as determined under Section 262 could be more than, the same as, or less than the value that stockholders are entitled to receive under the terms of the merger agreement.

Upon application by the surviving corporation or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Court will direct the payment of the fair value of the shares, together with interest, if any, by the surviving corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in such Court may be enforced.

Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

At any time within 60 days after the effective date of the merger, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand in accordance with Section 262 and accept the terms of the merger by delivering a written withdrawal to Kalaris. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of the surviving corporation. If, following a demand for appraisal, a person has withdrawn such person’s demand for appraisal in accordance with Section 262, such person will have the right to receive the merger consideration, without interest, for such person’s shares of Kalaris capital stock. Notwithstanding the foregoing, no appraisal proceeding in the Court shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including, without limitation, a reservation of jurisdiction (a “Reservation”) for any Application (as defined below); provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective date of the merger.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the parties participating in the appraisal proceeding by the Court as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “Application”), the Court may order all or a portion of the expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal that were not dismissed pursuant to the terms of Section 262 or subject to an award pursuant to a Reservation. In the absence of such a determination or assessment, each party bears its own expenses. Any person who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, persons who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The merger agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about AlloVir, Kalaris or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement.

The merger agreement contains representations and warranties that AlloVir and Merger Sub, on the one hand, and Kalaris, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the merger agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. While AlloVir and Kalaris do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about AlloVir or Kalaris, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between AlloVir, Merger Sub and Kalaris and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly-owned subsidiary of AlloVir, formed by AlloVir in connection with the merger, will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir.

Completion and Effectiveness of the Merger

The merger agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the merger agreement are satisfied or waived, including the adoption of the merger agreement by the Kalaris stockholders and the approval by the AlloVir stockholders of the issuance of AlloVir common stock and the other transactions proposed under the merger agreement, other than those conditions that by their nature are to be satisfied at the closing of the merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by AlloVir and Kalaris and specified in the certificate of merger. Neither AlloVir nor Kalaris can predict the exact timing of the consummation of the merger.

Substantially concurrently with the completion of the Merger, AlloVir is expected to be renamed “Kalaris Therapeutics, Inc.” and expects to trade on Nasdaq under the symbol “KLRS”.

Merger Consideration

At the effective time, upon the terms and subject to the conditions set forth in the merger agreement, (a) each then-outstanding share of Kalaris common stock (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the effective time and (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law, but including any Kalaris restricted shares and any shares expressly excluded in the definition of Kalaris outstanding shares) will be converted into the right to receive a number of shares of AlloVir common stock equal to the exchange ratio described in more detail below, (b) each then-outstanding share of Kalaris preferred stock will be converted into Kalaris common stock as of immediately prior effective time in accordance with, and pursuant to the terms and conditions of, the organizational documents of Kalaris, (c) each award of restricted shares of Kalaris common stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of AlloVir common stock based on the exchange ratio and (d) each outstanding option to purchase shares of Kalaris common stock granted by Kalaris under the Kalaris plan will be converted into an option to acquire a number of shares of AlloVir common stock based on the exchange ratio.

Exchange Ratio

The exchange ratio is calculated using a formula intended to allocate existing AlloVir and Kalaris stockholders a percentage of the combined company. Based on AlloVir’s and Kalaris’ capitalization as of January 15, 2025, the exchange ratio is estimated to be equal to approximately 0.2198. This estimate is subject to adjustment prior to closing for the number of outstanding shares of AlloVir common stock and Kalaris common stock, in each case as of immediately prior to the effective time, and AlloVir’s net cash at the cash determination time (defined below) (and as a result, AlloVir stockholders could own more, and Kalaris stockholders could own less, or vice versa, of the combined company).

Based on the estimates set forth above and certain other assumptions, including, but not limited to, AlloVir’s net cash as of closing being $100 million (which, subject to a $1 million collar, may result in adjustments to the percentages set forth below in either direction depending on AlloVir’s actual net cash as of closing), immediately following the completion of the merger, existing AlloVir stockholders would own approximately 24.66% of the combined company on a fully-diluted basis and Kalaris stockholders would own approximately 75.34% of the combined company on a fully-diluted basis (excluding, in each case, any shares reserved for future equity awards granted in connection with the merger).

The exchange ratio formula is the quotient obtained (rounded to four decimal places) by dividing the Kalaris value per share (defined below) by the AlloVir value per share (defined below), in which:

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“AlloVir outstanding shares” means the total number of shares of AlloVir common stock outstanding immediately prior to the effective time (including, without limitation, the effects of any reverse stock split) assuming the exercise, conversion or exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of AlloVir common stock that exist immediately prior to the effective time. Notwithstanding the foregoing, all outstanding AlloVir options with an exercise price equal to, or greater than $92.00 per share (after giving effect to the reverse stock split) will not be included in the total number of shares of AlloVir common stock for purposes of determining the AlloVir outstanding shares.

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“AlloVir valuation” means $116,000,000; provided, that if the final AlloVir net cash is above or below the AlloVir target net cash by more than $1 million, then the AlloVir valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of the final AlloVir net cash and the AlloVir target net cash.

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“Kalaris outstanding shares” means the total number of shares of Kalaris common stock outstanding immediately prior to the effective time (after giving effect to the Kalaris preferred stock conversion) calculated using the treasury stock method, assuming the exercise, conversion and exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Kalaris common stock which exist immediately prior to the effective time. Notwithstanding anything to the contrary in the merger agreement, shares of Kalaris common stock issuable upon conversion of any notes issued in the additional permitted bridge financing (including shares issuable upon the conversion thereof) will be excluded from the calculation of Kalaris outstanding shares.

•	“Kalaris valuation” means $347,000,000, which, for the avoidance of doubt, includes the amount equal to the gross proceeds of the initial bridge financing.

•	“Kalaris value per share” equals the Kalaris valuation divided by the number of Kalaris outstanding shares (rounded to four decimal places).

•	“AlloVir target net cash” means $100,000,000 of net cash at closing.

•	“Final AlloVir net cash” means the AlloVir net cash as determined in accordance with the merger agreement.

The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of December 31, 2024 using a stipulated value of Kalaris of approximately $347.0 million and of AlloVir of approximately $116.0 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Data” beginning on page 416 of this proxy statement/prospectus.

Calculation of AlloVir’s Final Net Cash

Pursuant to the terms of the merger agreement, AlloVir’s “net cash” means:

•	AlloVir’s cash, cash equivalents and restricted cash and marketable securities of AlloVir and its subsidiaries; plus

•

any tax refund claims pending as of the date of the merger agreement, deposits and interest (calculated on a pro rata basis), in each case that will be useable or available to the combined company within 90 days of closing; plus

•	any amounts funded by AlloVir into Kalaris under the addtional permitted bridge financing to the extent remaining outstanding;

minus the sum of

•	any unpaid transaction expenses of AlloVir and its subsidiaries; plus

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any accounts payable and (without duplication) accrued expenses, including any such accounts payable or accrued expenses associated with the termination of any agreements of AlloVir which were in effect prior to the effective time (even if the applicable expenses are due and payable after the effective time); plus

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any change in control, retention or severance payments (including any similar bonuses payable) and any unpaid employer portion of payroll or employment taxes incurred in connection therewith, or with the grant, exercise, conversion, settlement or cancellation of any AlloVir restricted stock units, options, equity compensation and other change in control, retention or severance payments (including any similar bonuses payable), in each case with respect to this clause, incurred by AlloVir at or prior to the effective time (even if payable after the effective time); plus

•	the cost of any D&O tail policy; plus

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50% of all fees and expenses incurred by AlloVir associated with the filing, printing and mailing of this proxy statement/prospectus (excluding any fees and expenses of legal counsel, financial advisors and accountants); plus

•	the mutually agreed estimated cash amounts related to any litigation outstanding as of the date of the merger agreement; plus

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50% of the mutually agreed estimated settlement amounts for any transaction litigation existing as of the closing, provided that in no event will such amounts to be deducted from “Net Cash” exceed $150,000 in the aggregate; plus

•	contractual commitments for future payments by AlloVir or its affiliates; plus

•	50% of all filing fees of AlloVir in connection with any filings made pursuant to the merger agreement.

Each component of the AlloVir net cash calculation will be determined in accordance with GAAP, applied on a basis consistent with the application of GAAP in the preparation of AlloVir’s most recent audited or reviewed financial statements.

No less than ten business days prior to the anticipated date of the AlloVir stockholder meeting, AlloVir will deliver to Kalaris a certificate signed by an officer of AlloVir in the form reasonably acceptable to Kalaris setting forth a net cash schedule setting forth, in reasonable detail, AlloVir’s good faith, estimated calculation of its net cash as of the close of business on the closing date (the “cash determination time”), prepared and certified by AlloVir’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer). AlloVir will make available to Kalaris (electronically to the greatest extent possible), as reasonably requested by Kalaris, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations) used or useful in preparing the net cash schedule and, if reasonably requested by Kalaris, AlloVir’s accountants and counsel at reasonable times and upon reasonable notice. Within five business days after delivery of such net cash schedule (the last day of such period referred to as the “response date”), Kalaris will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to AlloVir (a “dispute notice”). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to AlloVir’s net cash calculation.

If Kalaris disputes the net cash schedule, the representatives of AlloVir and Kalaris will promptly, and in no event later than one day after the response date communicate and attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to resolve the disputed items within three days after the delivery of Kalaris’ dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by AlloVir and Kalaris or another independent auditor of recognized national standing mutually agreed upon by AlloVir and Kalaris. The determination of the amount of net cash made by such auditor shall be final and binding on AlloVir and Kalaris.

AlloVir’s net cash balance is subject to numerous factors, some of which are outside of AlloVir’s control. The actual amount of net cash will depend significantly on the timing of the closing. In addition, the closing could be delayed if AlloVir and Kalaris are not able to agree upon the amount of AlloVir’s net cash as of the cash determination time.

Treatment of Kalaris Common Stock

Under the terms of the merger agreement, at the effective time, each share of Kalaris common stock will be converted into and become exchangeable for the right to receive a number of shares of AlloVir common stock equal to the product of (A) one share of Kalaris common stock, multiplied by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AlloVir common stock. Under the terms of the merger agreement, at the effective time, each award of Kalaris restricted shares will be converted into and become exchangeable for the right to receive a number of shares of AlloVir common stock equal to the product of (A) the number of shares of Kalaris restricted shares subject to such award, multiplied by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AlloVir common stock. Each AlloVir common stock so converted in respect of Kalaris restricted shares will remain subject to the terms and conditions (including, without limitation, vesting and repurchase provisions) of such Kalaris restricted shares as of immediately prior to the effective time.

Treatment of Kalaris Options

Under the terms of the merger agreement, at the effective time, each Kalaris option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be assumed and converted into an option to acquire AlloVir common stock based on the exchange ratio.

Accordingly, from and after the effective time: (i) each Kalaris option assumed by AlloVir may be exercised solely for shares of AlloVir common stock, (ii) the number of shares of AlloVir common stock subject to each Kalaris option assumed by AlloVir shall be determined by multiplying (A) the number of shares of Kalaris common stock that were subject to such Kalaris option, as in effect immediately prior to the effective time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of AlloVir common stock, (iii) the per-share exercise price for each Kalaris option assumed by AlloVir shall be determined by dividing (I) the per-share exercise price of such Kalaris option, as in effect immediately prior to the effective time, by (II) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent, and (iv) any restriction on the exercise of any Kalaris option assumed by AlloVir shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Kalaris option shall otherwise remain unchanged.

As of the effective time, AlloVir will assume the Kalaris plan in accordance with the terms of the merger agreement.

Treatment of AlloVir Common Stock and AlloVir Equity Awards

Each share of AlloVir common stock issued and outstanding at the time of the merger will remain issued and outstanding. In addition, as of immediately prior to the effective time, each AlloVir option that is outstanding, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms, provided that (i) each AlloVir option with an exercise price equal to or greater than $92.00 (after giving effect to the reverse stock split) shall be cancelled for no consideration, and (ii) each AlloVir option that has an exercise price per share less than $92.00 (after giving effect to the reverse stock split) that is unvested and unexercised, shall be accelerated in full.

Each outstanding and unvested restricted stock unit award with respect to AlloVir common stock (“AlloVir restricted stock unit award”) and each outstanding and unvested restricted stock award with respect to AlloVir common stock shall be accelerated in full immediately prior to the effective time, contingent upon the closing, and, for each outstanding and unsettled AlloVir restricted stock unit award, the holder thereof shall receive, immediately prior to the effective time, a number of shares of AlloVir common stock equal to the number of vested and unsettled shares of AlloVir common stock underlying such AlloVir restricted stock unit award.

Immediately after the merger, AlloVir securityholders as of immediately prior to the merger are expected to own approximately 24.66% of the outstanding shares of AlloVir common stock, subject to certain assumptions, including, but not limited to, AlloVir’s net cash as of closing being $100 million (which, subject to a $1 million collar, may result in adjustments to the percentages set forth above in either direction depending on AlloVir’s actual net cash as of closing).

Procedures for Exchanging Kalaris Stock Certificates

Prior to the closing date, AlloVir will select an exchange agent and, immediately prior to the effective time, AlloVir will deposit with the exchange agent evidence of book-entry shares representing the shares of AlloVir common stock issuable pursuant to the terms of the merger agreement in exchange for shares of Kalaris common stock. Promptly after the effective time and no more than the third (3rd) business days after the anticipated closing date, the exchange agent will mail to each record holder of Kalaris capital stock converted into the right to receive consideration in the merger (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions, the surrender of the record holder’s stock certificates (including electronic surrender) to the exchange agent and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or AlloVir, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of AlloVir common stock issuable to such holder pursuant to the merger agreement. The surrendered certificates representing shares of Kalaris common stock will be cancelled.

After the effective time, each certificate representing Kalaris common stock that has not been surrendered will represent only the right to receive shares of AlloVir common stock issuable pursuant to the merger agreement to which the holder of any such certificate is entitled.

HOLDERS OF KALARIS COMMON STOCK SHOULD NOT SEND IN THEIR KALARIS STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF KALARIS STOCK CERTIFICATES.

Fractional Shares

No fractional shares of AlloVir common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Each holder of shares of Kalaris common stock converted pursuant to the merger who would otherwise have been entitled to receive any fractional share of AlloVir common stock shall receive, in lieu thereof, cash (without interest and subject to applicable tax withholding) in an amount equal to such fractional part of a share of AlloVir common stock multiplied by the last reported sale price of AlloVir common stock at 4:00 p.m. (New York City time), end of regular trading hours on Nasdaq on the last trading day prior to the effective time.

Representations and Warranties

The merger agreement contains customary representations and warranties of AlloVir and Kalaris for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	capitalization;

•	subsidiaries;

•	votes required for completion of the merger, approval of the proposals that will come before the AlloVir stockholders at the AlloVir special meeting, and the reverse stock split;

•	authority to enter into the merger agreement and the related agreements;

•

except as otherwise specifically disclosed in the merger agreement, the fact that the consummation of the merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;

•	financial statements and, with respect to AlloVir, documents filed with the SEC and the accuracy of the information contained in those documents;

•	liabilities;

•	material changes or events;

•	legal proceedings and orders;

•	regulatory compliance, permits and restrictions;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	tax matters;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, defaults or breach of such contracts;

•	insurance;

•	real property and leaseholds;

•	intellectual property;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;

•	financial advisors fees;

•	certain transactions or relationships with affiliates;

•	with respect to AlloVir, the opinion of its financial advisor;

•	with respect to AlloVir, the valid issuance in the merger of AlloVir common stock;

•	Committee on Foreign Investment in the United States (“CFIUS”) related matters; and

•	with respect to Kalaris, the initial permitted bridge financing agreements.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of AlloVir and Kalaris to complete the merger.

Covenants; Conduct of Business Pending the Merger

AlloVir has agreed that, except as permitted by the merger agreement, as required by law, or unless Kalaris has provided written consent, during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the effective time and the termination of the merger agreement, AlloVir and its subsidiaries will use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts. AlloVir has also agreed that, subject to certain limited exceptions, without the consent of Kalaris, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the effective time and the termination of the merger agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of AlloVir common stock from terminated employees, directors or consultants of AlloVir in accordance with agreements in effect on the date of the merger agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to AlloVir or any of its subsidiaries);

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for AlloVir common stock issued upon the valid exercise or settlement of outstanding AlloVir options or AlloVir restricted stock unit awards as applicable), any option, warrant or right to acquire any capital stock or any other security or any instrument convertible into or exchangeable for any capital stock or other security;

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except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by the merger agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	lend money to any person, incur or guarantee any indebtedness for borrowed money, guarantee any debt securities of others or make any capital expenditure or commitment;

•

other than as required by applicable law or the terms of AlloVir’s compensation or benefit plans in effect as of the date of the merger agreement, adopt, establish or enter into any compensation or benefit plan, cause or permit any AlloVir compensation or benefit plan to be amended other than as required by law, the adoption of the 2020 plan amendment as contemplated by the merger agreement or in order to make amendments for the purposes of Section 409A of the Code, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants other than annual increases in compensation commensurate with the rate of inflation customary with past practice, increase the severance or change of control benefits offered to any current or new employees, directors or consultants, hire or terminate (other than for cause, or absent such a definition of cause, for conduct that the AlloVir or its subsidiary determines in good faith constitutes material misconduct) any officer, employee or consultant, or on any applicable January 1, cause the “Annual Increase” of the 2020 plan (such term “Annual Increase” having the meaning set forth in such plan) to be less than 5% of the number of shares of AlloVir common stock issued and outstanding on the immediately preceding December 31, or cause the number of shares to be added to the number of available shares under AlloVir’s 2020 Employee Stock Purchase Plan to be less than the lesser of 53,161 shares and 1% of the number of shares of AlloVir common stock issued and outstanding on the immediately preceding December 31;

•	enter into any material transaction;

•	acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;

•

make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity; or adopt or change any material accounting method in respect of taxes;

•	waive, settle or compromise any pending or threatened action against AlloVir or any of its subsidiaries;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material registered intellectual property of AlloVir (other than in the ordinary course of business and consistent with past practice);

•

terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy, other than terminations or modifications made in accordance with the merger agreement;

•	enter into, amend, terminate, or waive any material option or right under, any AlloVir material contract, other than terminations or modifications made in accordance with the merger agreement;

•

enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of AlloVir;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;

•

materially change pricing or royalties or other payments set or charged by AlloVir or any of its subsidiaries to its customers or licensees, or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to AlloVir or any of its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Kalaris has agreed that, except as permitted by the merger agreement, as required by law, or unless AlloVir shall have provided written consent, during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the effective time and the termination of the merger agreement, Kalaris and its subsidiaries will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in material compliance with all applicable laws, regulations and certain contracts. Kalaris has also agreed that, subject to certain limited exceptions, without the consent of AlloVir, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the effective time and the termination of the merger agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Kalaris common stock from terminated employees, directors or consultants of Kalaris in accordance with agreements in effect on the date of the merger agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Kalaris or any of its subsidiaries);

•

(A) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: any capital stock or other security (except for Kalaris common stock issued upon the valid exercise or settlement of outstanding Kalaris options and any capital stock issued upon the conversion of Kalaris’ then-outstanding securities), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security (other than the additional permitted bridge financing);

•

except as required to give effect to anything in contemplation of the closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by the merger agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•	lend money to any person, incur or guarantee any indebtedness for borrowed money, guarantee any debt securities of others or make any capital expenditure or commitment;

•

other than in the ordinary course or as required by applicable law or the terms of any Kalaris compensation or benefit plans in effect as of the date of the merger agreement, adopt, establish or enter into any compensation or benefit plan, cause or permit any compensation or benefit plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, pay any bonus or make any profit-sharing or similar payment to, or increase the severance or change in control benefits offered to any current or new employees, directors or consultants (other than in connection with the closing and based upon market-based benchmarking);

•

acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties outside the ordinary course of business and consistent with past practice;

•

make (other than consistent with past practice), change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity; or adopt or change any material accounting method in respect of taxes;

•	waive, settle or compromise any pending or threatened action against Kalaris or any of its subsidiaries;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property of Kalaris (other than in the ordinary course of business and consistent with past practice);

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;

•

enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of Kalaris;

•

materially change pricing or royalties or other payments set or charged by Kalaris or any of its subsidiaries to its customers or licensees, or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Kalaris or any of its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Notwithstanding any provision in the merger agreement to the contrary and provided that Kalaris’ cash and cash equivalents be greater than $1,000,000 at all times during the period commencing on the date of the merger agreement and continuing until the earlier to occur of the effective time and the termination of the merger agreement, Kalaris may execute additional agreements related to the additional permitted bridge financing.

Non-Solicitation

Each of AlloVir and Kalaris have agreed that, except as described below, AlloVir and Kalaris and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, attorneys, accountants, investment bankers, financial advisors or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal (subject to certain exceptions);

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction;

•	take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Kalaris, on the one hand, or AlloVir, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means with respect to either AlloVir or Kalaris, any proposal or offer from any person (other than AlloVir or Kalaris, as applicable, or their respective representatives) providing for an Acquisition Transaction (as defined below) (in each case other than in connection with the additional permitted bridge financing, AlloVir’s leases, a transaction with respect to AlloVir’s legacy business or the exercise or repurchase of existing equity interests).

An “Acquisition Transaction” means any transaction or series of related transactions involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the AlloVir stockholders required to consummate the merger, AlloVir may furnish non-public information regarding AlloVir and its subsidiaries to, and enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal by such third party, which the AlloVir board of directors determines in good faith, after consultation with AlloVir’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	neither AlloVir nor any of its representatives have breached the non-solicitation provisions of the merger agreement described above in any material respect;

•

the AlloVir board of directors concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the AlloVir board of directors’ fiduciary duties under applicable law; and

•

at least one business day prior to furnishing any non-public information or entering into discussions with a third party, AlloVir receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between AlloVir and Kalaris and AlloVir furnishes such non-public information to Kalaris (to the extent such information has not been previously furnished by AlloVir to Kalaris).

Notwithstanding the foregoing, before obtaining the applicable approvals of the Kalaris stockholders required to consummate the merger, Kalaris may furnish non-public information regarding Kalaris and its subsidiaries to, and enter into discussions or negotiations, with any third party in response to a bona fide written Acquisition Proposal by such third party, which the Kalaris board of directors determines in good faith, after consultation with Kalaris financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	neither Kalaris nor any of its representatives have breached the non-solicitation provisions of the merger agreement described above in any material respect;

•

the Kalaris board of directors concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Kalaris board of directors’ fiduciary duties under applicable law; and

•

at least one business day prior to furnishing any non-public information or entering into discussions with a third party, Kalaris receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between AlloVir and Kalaris and Kalaris furnishes such non-public information to AlloVir (to the extent such information has not been previously furnished by Kalaris to AlloVir).

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the merger agreement and (b) is on terms and conditions that the AlloVir board of directors or the Kalaris board of directors, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the merger agreement to amend the terms of the merger agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to the AlloVir stockholders or Kalaris stockholders, as applicable, than the terms of the transactions contemplated by the merger agreement.

The merger agreement also provides that each party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry, and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the merger agreement, subject to certain exceptions described below, AlloVir agreed that its board of directors may not make an AlloVir board recommendation change.

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the AlloVir special meeting by the necessary vote of AlloVir stockholders, if (x) AlloVir has received a bona fide written Superior Offer or (y) there is an AlloVir intervening event, the AlloVir board of directors may make an AlloVir board recommendation change if, but only if,

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer:

•

the AlloVir board of directors determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

AlloVir has, and has caused its financial advisors and outside legal counsel to, during the four business days prior to the AlloVir board recommendation change (the “AlloVir notice period”), negotiate with Kalaris in good faith to make such adjustments to the terms and conditions of the merger agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Kalaris desires to negotiate); and

•

if after Kalaris has delivered to AlloVir an irrevocable written offer to alter the terms or conditions of the merger agreement during the AlloVir notice period, the AlloVir board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the AlloVir board recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the merger agreement); provided that (x) Kalaris receives written notice from AlloVir confirming that the AlloVir board of directors has determined to change its recommendation in compliance with the AlloVir notice period, which notice shall include a description in reasonable detail of the reasons for such AlloVir board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any AlloVir notice period, Kalaris shall be entitled to deliver to AlloVir one or more counterproposals to such Acquisition Proposal and AlloVir will, and cause its representatives to, negotiate with Kalaris in good faith (to the extent Kalaris desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that AlloVir’s stockholders would receive as a result of such potential Superior Offer), AlloVir shall be required to provide Kalaris with notice of such material amendment and the AlloVir notice period shall be extended, if applicable, to ensure that at least two business days remain in the AlloVir notice period following such notification during which the parties shall comply again with the requirements described above, and the AlloVir board of directors shall not make an AlloVir board recommendation change prior to the end of such AlloVir notice period as so extended (it being understood that there may be multiple extensions) or

(ii) in the case of an AlloVir intervening event, AlloVir promptly notifies Kalaris, in writing, within the AlloVir notice period before making an AlloVir board recommendation change, which notice shall state expressly the material facts and circumstances related to the applicable AlloVir intervening event and that the AlloVir board of directors intends to make an AlloVir board recommendation change.

An “AlloVir intervening event” means a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequence thereof or (B) the fact, in and of itself, that AlloVir meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of AlloVir that occurs or arises after the date of the merger agreement.

AlloVir’s obligation to call, give notice and hold the AlloVir special meeting is not limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the AlloVir board of directors recommendation or any AlloVir board recommendation change.

Under the merger agreement, subject to certain exceptions described below, Kalaris agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Kalaris board of directors in a manner adverse to AlloVir (referred to in this proxy statement/prospectus as a Kalaris board recommendation change).

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the merger agreement by the necessary vote of Kalaris stockholders, if (x) Kalaris has received a bona fide written Superior Offer or (y) there is a Kalaris intervening event, the Kalaris board of directors may make a Kalaris board recommendation change if, but only if, but only if:

(i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer:

•

the Kalaris board of directors determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Kalaris has, and has caused its financial advisors and outside legal counsel to, during the four business days prior to the Kalaris board recommendation change (the “Kalaris notice period”), negotiate with AlloVir in good faith to make such adjustments to the terms and conditions of the merger agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent AlloVir desires to negotiate); and

•

if after AlloVir shall have delivered to Kalaris an irrevocable written offer to alter the terms or conditions of the merger agreement during the Kalaris notice period, the Kalaris board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Kalaris board recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the merger agreement); provided that (x) AlloVir receives written notice from Kalaris confirming that the Kalaris board of directors has determined to change its recommendation in compliance with the Kalaris notice period, which notice shall include a description in reasonable detail of the reasons for such Kalaris board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Kalaris notice period, AlloVir shall be entitled to deliver to Kalaris one or more counterproposals to such Acquisition Proposal and Kalaris will, and cause its representatives to, negotiate with AlloVir in good faith (to the extent AlloVir desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Kalaris stockholders would receive as a result of such potential Superior Offer), Kalaris shall be required to provide AlloVir with notice of such material amendment and the Kalaris notice period shall be extended, if applicable, to ensure that at least two business days remain in the Kalaris notice period following such notification during which the parties shall comply again with the requirements described above, and the Kalaris board of directors shall not make a Kalaris board recommendation change prior to the end of such Kalaris notice period as so extended (it being understood that there may be multiple extensions); or

(ii) in the case of a “Kalaris intervening event”, Kalaris promptly notifies AlloVir, in writing, within the Kalaris notice period before making a Kalaris board recommendation change, which notice shall state expressly the material facts and circumstances related to the applicable Kalaris intervening event and that the Kalaris board of directors intends to make a Kalaris board recommendation change.

A “Kalaris intervening event” means a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Kalaris meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Kalaris that occurs or arises after the date of the merger agreement.

Required Stockholder Approvals

AlloVir is obligated under the merger agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of AlloVir common stock for the purpose of considering and voting to approve the merger agreement and the transactions contemplated thereby (including the merger and the Nasdaq stock issuance proposal) and such other proposals that AlloVir and Kalaris may mutually agree upon. The AlloVir special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act.

Promptly after the registration statement on Form S-4 has been declared effective, and the prospectus related thereto has been filed and distributed, and no later than two business days thereafter, Kalaris is required to solicit approval by written consent from holders of (i) a majority of the outstanding shares of Kalaris common stock, (ii) a majority of the outstanding shares of Kalaris preferred stock, (iii) a majority of the outstanding shares of Kalaris Series A preferred stock, and (iv) at least 85% of the outstanding shares of Kalaris Series B preferred stock, in form and substance reasonably acceptable to AlloVir, to approve and adopt the merger agreement (the “Kalaris stockholder approval”). Reasonably promptly following receipt of such consents, Kalaris will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Regulatory Approvals

In the United States, AlloVir must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of AlloVir common stock to Kalaris stockholders in connection with the transactions contemplated by the merger agreement and the filing of this proxy statement/prospectus with the SEC. Under the merger agreement, the merger cannot be completed until the waiting period (and extensions thereof), if any, applicable to the merger under the HSR Act, has expired or otherwise been terminated. The initial waiting period under the HSR Act expired at 11:59 p.m., Eastern Time, on December 23, 2024.

Limitations of Liability and Indemnification

The AlloVir charter contains provisions that limit the liability of its directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, AlloVir’s directors will not be personally liable to AlloVir or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to AlloVir or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of AlloVir’s directors will be further limited to the greatest extent permitted by the DGCL.

In addition, AlloVir adopted bylaws which provide that AlloVir will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or similar proceeding, and any claim, issue, or matter therein, by reason of the fact that he or she is or was one of AlloVir’s directors or officers or is or was serving at AlloVir’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. AlloVir’s bylaws provide that AlloVir may indemnify, in the discretion of the AlloVir board of directors, to the fullest extent permitted by law, any employee or agent of AlloVir who is or was a party or is threatened to be made a party to any action, suit or similar proceeding, and any claim, issue or matter therein by reason of the fact that he or she is or was one of AlloVir’s employees or agents or is or was serving at AlloVir’s request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. AlloVir’s bylaws also provide that AlloVir must advance expenses incurred by or on behalf of a director, and may advance expenses by or on behalf of an officer, employee or agent in the discretion of the AlloVir board of directors, in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to AlloVir will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any amendment, repeal or modification of applicable law shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.

AlloVir has entered into and in the future plans to enter into agreements to indemnify its directors and executive officers. These agreements, among other things, require AlloVir to indemnify these individuals for certain expenses including reasonable attorneys’ fees, court costs and all other out-of-pocket expenses of the types customarily incurred in connection with prosecuting, defending or otherwise participating in a proceeding. These agreements do not require AlloVir to indemnify these individuals for judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding.

Directors and Officers of AlloVir Following the Merger

Pursuant to the merger agreement, each of the directors and officers of AlloVir who will not continue as directors or officers of AlloVir following the consummation of the merger will resign effective as of the closing. Effective as of the effective time, the AlloVir board of directors will initially be fixed at nine directors, consisting of six directors designated by Kalaris, two directors designated by AlloVir, and one director who will be agreed upon by both AlloVir and Kalaris. Kalaris has designated Anthony Adamis, Srinivas Akkaraju, Michael Dybbs, Napoleone Ferrara, Andrew Oxtoby and Samir Patel to serve as members of the combined company board of directors. AlloVir has designated David Hallal and Morana Jovan-Embiricos, Ph.D. to serve as members of the combined company board of directors. AlloVir and Kalaris will work together to determine the mutually agreed upon designee prior to the closing of the merger. If a director has not been designated prior to the closing of the merger, there will be one vacancy on the combined company’s board of directors, which director shall be selected by the combined company following the consummation of the merger.

In addition, upon the closing of the merger, it is expected that Andrew Oxtoby will serve as Chief Executive Officer and Jeffrey Nau will serve as the Chief Operating Officer.

While AlloVir and Kalaris have commenced a search for a chief financial officer of the combined company, the combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired.

Nasdaq Stock Market Listing

Shares of AlloVir common stock are currently listed on Nasdaq under the symbol “ALVR”. AlloVir has agreed to maintain its existing listing on Nasdaq. AlloVir agreed to prepare and has filed a Nasdaq listing application to cause the shares of AlloVir common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time. There can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq.

In addition, under the merger agreement, each of AlloVir’s and Kalaris’ obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the shares of AlloVir common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing.

If the Nasdaq listing application is accepted, AlloVir anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “KLRS”. It is a condition of the consummation of the merger that AlloVir obtains approval of the listing of the combined company on Nasdaq, but there can be no assurance such listing condition will be met or that AlloVir will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the merger will not be consummated unless the condition is waived. The Nasdaq condition set forth in the merger agreement is not expected to be waived by the applicable parties. In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the effective time of the reverse stock split.

Additional Agreements

Each of AlloVir and Kalaris has agreed to use commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the merger agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the merger agreement;

•

use commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the transactions contemplated by the merger agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the merger agreement.

Pursuant to the merger agreement, AlloVir and Kalaris have further agreed that:

•

each party shall, as promptly as practicable, and in any event no more than 10 business days after the date of the merger agreement, make or cause to be made any filings required by each of them or any of their respective affiliates under the HSR Act;

•

each party shall use commercially reasonable efforts to file or otherwise submit within five business days after the date of the merger agreement, all applications, notices, reports and other documents required to be filed by such party with or otherwise submitted by such party to any governmental entity with respect to the transactions contemplated thereby, and to submit promptly any additional information requested by any such governmental entity.

•

AlloVir shall give Kalaris prompt (but not later than within two business days) written notice of any “demand letter,” investigation by a governmental entity or any litigation initiated, or threatened (orally or in writing) against AlloVir and/or its directors relating to the merger agreement or the transactions contemplated thereby (the “transaction litigation”) (including by providing copies of all pleadings with respect thereto) and keep Kalaris reasonably informed with respect to the status thereof. AlloVir shall control and lead all communications and strategy relating to any transaction litigation. AlloVir will (i) give Kalaris the opportunity to participate in the defense, settlement or prosecution of any transaction litigation, (ii) consult with Kalaris with respect to the defense, settlement and prosecution of any transaction litigation, (iii) consider in good faith Kalaris’ advice with respect to such transaction litigation, and (iv) not settle or consent or agree to settle or compromise any transaction litigation without Kalaris prior written consent (which such consent shall not be unreasonably withheld or delayed).

Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the merger.

Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the registration statement and has not been withdrawn, and any material state securities laws applicable to the issuance of the shares of AlloVir common stock in connection with the merger shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of AlloVir common stock by any applicable state securities commissioner or court of competent jurisdiction;

•

all waiting periods (and extensions thereof) applicable to the merger under the HSR Act, which expired at 11:59 p.m., Eastern Time, on December 23, 2024, shall have expired or otherwise been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the merger agreement shall have been issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction and remain in effect and there shall not be any law that has the effect of making the consummation of the transactions contemplated by the merger agreement illegal;

•	Kalaris shall have obtained the Kalaris stockholder approval;

•

AlloVir shall have obtained the AlloVir stockholder approval of the AlloVir stockholders for the Nasdaq stock issuance proposal and the reverse stock split, which reverse stock split the AlloVir stockholders approved at a separate special meeting of AlloVir stockholders on January 9, 2025;

•	the lock-up agreements executed by certain stockholders of Kalaris and AlloVir will continue to be in full force and effect as of immediately following the effective time;

•

the listing of the additional shares pursuant to the Nasdaq Listing Application shall have been approved for listing (subject to official notice of issuance) on Nasdaq, and AlloVir shall have maintained its existing listing on Nasdaq and obtained approval of the listing of the combined corporation on Nasdaq; and

•	Kalaris shall have effected the Kalaris preferred stock conversion.

In addition, the obligation of AlloVir and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters, including matters related to organization, organizational documents, authority, vote required and financial advisors of Kalaris in the merger agreement must be true and correct in all respects on the date of the merger agreement and on the closing date with the same force and effect as if made on the closing date except for (a) in respect of certain capitalization matters of Kalaris in the merger agreement, for such inaccuracies which are de minimis, individually or in the aggregate, or (b) those representations and warranties which address matters only as of a particular date (which representations and warranties shall be true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•

the remaining representations and warranties of Kalaris in the merger agreement must be true and correct in all respects on the date of the merger agreement and on the closing date with the same force and effect as if made on the closing date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expect to have a material adverse effect on Kalaris (without giving effect to any references therein to materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•

Kalaris shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time;

•	AlloVir shall have received certain customary documentation and certifications from Kalaris;

•

since the date of the merger agreement, there shall have been no event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Kalaris and its subsidiaries, taken as a whole, or (B) materially impairs the ability of Kalaris to consummate the Merger or any of the other transactions contemplated by the merger agreement; provided, however, that in the case of clause (A) only, any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from the following shall not be included: (1) changes or conditions generally affecting the industries in which Kalaris and its subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (3) changes in, or any compliance with or action taken for the purpose of complying with, any law or GAAP, or changes in the interpretation or enforcement thereof, (4) the public announcement or pendency of the merger agreement or the transactions contemplated thereby, (5) with respect to any product or product candidate of Kalaris or any of its subsidiaries, the request of the FDA to refile, amend, or temporarily delay making any regulatory application or filing related to such product or product candidate or the protocol for any clinical trial relating to such product or product candidate (provided that this clause (5) shall not apply in the event of repeated or continued adverse decisions with respect to Kalaris’ product or product candidates by the FDA), (6) with respect to any product or product candidate of Kalaris or any of its subsidiaries, during the pendency of any clinical trial relating to such product or product candidate, (A) a reduction in or maintenance of dose level following dose escalation or (B) the expansion of a cohort in such clinical trial following an adverse event, in either case, as would not reasonably be expected to result in the termination of, or a delay of, three months or more in dosing patients in such product or product candidate at the dose level or the next lower dose level than where the adverse event occurred, or (7) any specific action taken (or omitted to be taken) by Kalaris at or with the express written consent of AlloVir (which shall include any action taken (or omitted to be taken) that is expressly required to be taken by the terms of the merger agreement); provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Kalaris and its subsidiaries as compared to other participants in the industries in which Kalaris and its subsidiaries operate.

•

Kalaris shall have terminated any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between Kalaris and any holders of Kalaris common stock, including any such contract granting any person investor rights, rights of first refusal, registration rights or director registration rights; and

•

Kalaris shall have no indebtedness for borrowed money (excluding any indebtedness for borrowed money issued pursuant to each of the initial bridge financing and the additional permitted bridge financing, solely to the extent that such indebtedness for borrowed money shall, by virtue of the merger and without any further action, convert into shares of Kalaris common stock immediately prior to the effective time).

In addition, the obligation of Kalaris to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters, including matters related to organization, organizational documents, authority, vote required and financial advisors of AlloVir and Merger Sub in the merger agreement must be true and correct in all respects on the date of the merger agreement and on the closing date with the same force and effect as if made on the closing date except for (a) in respect of certain capitalization matters of AlloVir in the merger agreement, for such inaccuracies which are de minimis in the aggregate, and (b) those representations and warranties which address matters only as of a particular date, which representations and warranties shall be true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date;

•

the remaining representations and warranties of AlloVir and Merger Sub in the merger agreement must be true and correct in all respects on the date of the merger agreement and on the closing date with the same force and effect as if made on the closing date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expect to have a material adverse effect on AlloVir and Merger Sub (without giving effect to any references therein to materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•

AlloVir shall have performed or complied with in all material respects all agreement and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time;

•

since the date of the merger agreement, there shall have been no event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of AlloVir and its subsidiaries, taken as a whole, or (B) materially impairs the ability of AlloVir or Merger Sub to consummate the merger or any of the other transactions contemplated by the merger agreement; provided, however, that in the case of clause (A) only, any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from the following shall not be included: (1) changes or conditions generally affecting the industries in which AlloVir or its subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (3) changes in, or any compliance with or action taken for the purpose of complying with, any law or GAAP, or changes in the interpretation or enforcement thereof, (4) the public announcement or pendency of the merger agreement, or (5) any specific action taken (or omitted to be taken) by AlloVir at or with the express written consent of Kalaris (which shall include any action taken (or omitted to be taken) that is expressly required to be taken by the merger agreement); provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to AlloVir or its subsidiaries, as compared to other participants in the industries in which AlloVir or its subsidiaries operate.

•

Kalaris shall have received certain customary documentation and certifications from AlloVir, including written resignations, dated as of the closing date and effective as of the closing executed by the officers and directors of AlloVir who are not to continue as officers and directors of the surviving corporation; and

•	at the closing, the final AlloVir net cash shall be no less than $95,000,000 (the “minimum net cash”).

It is a condition of the consummation of the merger that AlloVir receive approval of the reverse stock split, which the AlloVir stockholders approved at a separate special meeting of AlloVir stockholders on January 9, 2025.

Termination and Termination Fees

The merger agreement may be terminated at any time before the effective time, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

(a)	by mutual consent of AlloVir and Kalaris;

(b)

by either AlloVir or Kalaris if the Merger shall not have been consummated by July 7, 2025 (subject to possible extension as provided in merger agreement, the “End Date”); provided, however, that this right to terminate the merger agreement shall not be available to Kalaris or AlloVir if such party’s (or in the case of AlloVir, Merger Sub’s) breach of the merger agreement has been a principal cause of the failure of the merger to occur on or before the End Date, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 60 days prior to the End Date, then either Kalaris or AlloVir shall be entitled to extend the End Date for an additional 60 days;

(c)

by either AlloVir or Kalaris if a court of competent jurisdiction or other governmental entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, provided, however, that the right to terminate the merger agreement shall not be available to a party if such party’s (or in the case of AlloVir, Merger Sub’s) breach of the merger agreement is a principal cause of any such governmental entity issuing any such order or taking any such other action;

(d)

by either AlloVir or Kalaris if the Kalaris stockholder approval shall not have been obtained by written consent of Kalaris stockholders in lieu of a meeting within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective in accordance with the provisions of the Securities Act; provided, however, that (i) once the Kalaris stockholder approval has been obtained, neither party may terminate the merger agreement and (ii) the right to terminate the merger agreement shall not be available to a party if such party’s (or in the case of AlloVir, Merger Sub’s) breach of the merger agreement is a principal cause of the failure of the Kalaris stockholder approval to have been obtained on or before such second business day;

(e)

by either AlloVir or Kalaris if (i) the AlloVir special meeting (including any adjournments and postponements thereof) shall have been held and completed and AlloVir’s stockholders shall have taken a final vote on the AlloVir stockholder proposals and (ii) the AlloVir stockholder approval shall not have been obtained at the AlloVir special meeting (or any adjournment or postponement thereof); provided, however, that this right to terminate the merger agreement shall not be available to a party if such party’s (or in the case of AlloVir, Merger Sub’s) breach of the merger agreement is a principal cause of the failure to obtain the AlloVir stockholder approval to have been obtained at the AlloVir stockholder meeting;

(f)	by Kalaris (at any time prior to obtaining the AlloVir stockholder approval) if any of the following circumstances shall have occurred:

•	AlloVir shall have failed to include in this proxy statement/prospectus the AlloVir board of directors’ recommendation that AlloVir stockholders approve the AlloVir stockholder proposals;

•	the AlloVir board of directors or any committee thereof shall have made an AlloVir board recommendation change or approved, endorsed or recommended any Acquisition Proposal;

•

AlloVir shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the merger agreement);

•	a tender offer or exchange offer for outstanding shares of AlloVir common stock is commenced, and the AlloVir board of directors (or any committee thereof) recommends that the stockholders of AlloVir tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender offer or exchange offer, the AlloVir board of directors fails to recommend against acceptance of such offer;

•

AlloVir shall have failed to issue a press release confirming the AlloVir board of directors recommendation within ten business days following Kalaris’ written request to AlloVir to issue such press release in response to any other publicly announced Acquisition Proposal with respect to AlloVir; or

•	AlloVir shall have materially and willfully breached its non-solicitation obligations under the merger agreement.

(g)	by AlloVir (at any time prior to obtaining the Kalaris stockholder approval) if any of the following circumstances shall have occurred:

•	the Kalaris board of directors shall have approved, endorsed or recommended any Acquisition Proposal;

•	the Kalaris board of directors shall have made Kalaris board recommendation change;

•

Kalaris shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the merger agreement); or

•	Kalaris shall have materially and willfully breached its non-solicitation obligations under the merger agreement.

(h)

by Kalaris, upon a breach of any representation, warranty, covenant or agreement set forth in the merger agreement by AlloVir or Merger Sub or if any representation or warranty of AlloVir or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in the merger agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Kalaris is not then in material breach of any representation, warranty, covenant or agreement under the merger agreement; provided, further that if such inaccuracy in AlloVir’s or Merger Sub’s representations and warranties or breach by AlloVir or Merger Sub is curable by AlloVir or Merger Sub, then the merger agreement shall not be terminated pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Kalaris to AlloVir or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this paragraph and (ii) AlloVir or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Kalaris to AlloVir or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the merger agreement shall not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by AlloVir or Merger Sub is cured prior to such termination becoming effective);

(i)

by AlloVir, upon a breach of any representation, warranty, covenant or agreement set forth in the merger agreement by Kalaris or if any representation or warranty of AlloVir or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in the merger agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that AlloVir is not then in material breach of any representation, warranty, covenant or agreement under the merger agreement; provided, further that if such inaccuracy in Kalaris’ representations and warranties or breach by Kalaris is curable by Kalaris, then the merger agreement shall not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from AlloVir to Kalaris of such breach or inaccuracy and its intention to terminate pursuant to this paragraph and (ii) Kalaris ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from AlloVir to Kalaris of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the merger agreement shall not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Kalaris is cured prior to such termination becoming effective).

(j)

by AlloVir (at any time prior to obtaining the AlloVir stockholder approval) and following compliance with all of the requirements set forth in the merger agreement, concurrently with AlloVir’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”) and after having paid to Kalaris the Kalaris termination fee; provided, however, that AlloVir shall not enter into any Permitted Alternative Agreement unless: (i) Kalaris shall have received written notice from AlloVir of AlloVir’s intention to enter into such Permitted Alternative Agreement at least four business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) AlloVir shall have complied in all material respects with its obligations under the merger agreement, and (iii) the AlloVir board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law; or

(k)

by Kalaris (at any time prior to obtaining the Kalaris stockholder approval) and following compliance with all of the requirements set forth in the merger agreement, concurrently with Kalaris’ entering into a Permitted Alternative Agreement and after having paid to AlloVir the AlloVir termination fee; provided, however, that Kalaris shall not enter into any Permitted Alternative Agreement unless: (i) AlloVir shall have received written notice from Kalaris of Kalaris’ intention to enter into such Permitted Alternative Agreement at least four business days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Kalaris shall have complied in all material respects with its obligations of the merger agreement, and (iii) the Kalaris board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law.

The party desiring to terminate the merger agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by AlloVir

AlloVir must pay Kalaris a termination fee of $3.48 million if (A) (i) the merger agreement is terminated by AlloVir or Kalaris pursuant to clauses (b) or (e) above, (ii) at any time after the date of the merger agreement and prior to such termination (in the case of a termination pursuant to clause (b) above or the AlloVir special meeting an Acquisition Proposal with respect to clause (e) above), an Acquisition Proposal with respect to AlloVir shall have been publicly announced, disclosed or otherwise communicated to the AlloVir board of directors, and (iii) within twelve months after the date of such termination, AlloVir enters into a definitive agreement with respect to an Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) (such transaction a “Subsequent Transaction”) or consummates a Subsequent Transaction or (B) Kalaris terminates the merger agreement pursuant to clause (f) above (or by Kalaris in circumstances in which AlloVir has the right to terminate the merger agreement pursuant to clause (f) above) or AlloVir terminates the merger agreement pursuant to clause (j) above, within two business days of such termination.

AlloVir must reimburse Kalaris up to a maximum of $580,000 for all reasonable out-of-pocket expenses incurred by Kalaris in connection with the merger agreement and the transactions contemplated thereby if the merger agreement is terminated by Kalaris or AlloVir pursuant to clauses (e) or (h) above. In the event Kalaris becomes entitled to receive the termination fee, any amount reimbursed by AlloVir will be credited against the termination fee.

Termination Fees Payable by Kalaris

Kalaris must pay AlloVir a termination fee of $10.41 million if (A) (i) the merger agreement is terminated by AlloVir or Kalaris pursuant to clauses (b) or (d) above, (ii) at any time after the date of the merger agreement and prior to such termination (in the case of termination pursuant to clause (b) above) or before obtaining the Kalaris stockholder approval (in the case of a termination pursuant to clause (d) above), an Acquisition Proposal with respect to Kalaris shall have been publicly announced, disclosed or otherwise communicated to the Kalaris board of directors and (iii) within twelve months after the date of such termination, Kalaris enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction or (B) AlloVir terminates the merger agreement pursuant to clause (g) above (or by AlloVir in circumstances in which Kalaris has the right to terminate the merger agreement pursuant to clause (g) above) or Kalaris terminates the merger agreement pursuant to clause (k) above, within two business days of such termination.

Kalaris must reimburse AlloVir up to a maximum of $580,000 for all reasonable out-of-pocket expenses incurred by AlloVir in connection with the merger agreement and the transactions contemplated thereby if the merger agreement is terminated by Kalaris or AlloVir pursuant to clause (d) above or by AlloVir pursuant to clause (i) above. In the event AlloVir becomes entitled to receive the termination fee, any amount reimbursed by Kalaris shall be credited against the termination fee.

Amendment and Waiver

The merger agreement may not be amended except by an instrument in writing signed on behalf of each of Kalaris, Merger Sub and AlloVir. Such amendment requires the approval of the respective boards of directors of Kalaris, Merger Sub and AlloVir at any time, except that after the merger agreement has been adopted and approved by the Kalaris stockholders or AlloVir stockholders, no amendment which by law requires further approval by the Kalaris stockholders or AlloVir stockholders, as the case may be, may be made without such further approval.

Each of Kalaris, Merger Sub and AlloVir may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable law, waive compliance with any of the agreements or conditions of the other parties contained in the merger agreement; provided, however, that after the Kalaris stockholder approval or the AlloVir stockholder approval has been obtained, no waiver may be made that pursuant to applicable law requires further approval or adoption by the stockholders of Kalaris or AlloVir, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties under the merger agreement are cumulative and are not exclusive of any rights or remedies which they would otherwise have under the merger agreement.

Fees and Expenses

The merger agreement provides all fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the sections titled “Termination and Termination Fees” beginning on page 239 of this proxy statement/prospectus, and except that AlloVir and Kalaris will both bear the expenses incurred in connection with the engagement of an exchange agent and all other fees paid to the SEC in connection with the merger and the transactions contemplated thereby and AlloVir and Kalaris will each pay half of all filing fees required to be paid in connection with filings required by each of them or any of their respective affiliates under the HSR Act.

AGREEMENTS RELATED TO THE MERGER

Support Agreements

In order to induce AlloVir to enter into the merger agreement, certain Kalaris stockholders are parties to support agreements with AlloVir and Kalaris pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Kalaris stockholder, has agreed to vote all of such stockholder’s shares of Kalaris capital stock in favor of (i) the adoption of the merger agreement and (ii) the approval of the merger and related transactions contemplated by the merger agreement. These Kalaris stockholders also agreed to vote against any competing acquisition proposals with respect to Kalaris.

These Kalaris stockholders have also granted Kalaris an irrevocable proxy to vote their respective shares of Kalaris capital stock in accordance with the support agreements. These Kalaris stockholders have also agreed not to solicit any acquisition proposals or acquisition inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.

As of November 7, 2024, the Kalaris stockholders that are party to a support agreement with Kalaris and AlloVir owned approximately 87.4% of the outstanding shares of Kalaris capital stock. These stockholders include executive officers and directors of Kalaris, as well as certain other stockholders owning a significant portion of the outstanding shares of Kalaris capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the merger agreement, Kalaris stockholders holding a sufficient number of shares of Kalaris capital stock to adopt the merger agreement and approve the merger and related transactions will execute a written consent providing for such adoption and approval. Therefore, holders of a sufficient number of shares of Kalaris capital stock required to adopt the merger agreement and approve the merger and related transactions are contractually obligated to adopt the merger agreement are expected to adopt the merger agreement via written consent.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Kalaris capital stock and securities convertible into shares of Kalaris capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the merger agreement and the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Kalaris capital stock or securities convertible into shares of Kalaris capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

In addition, in order to induce Kalaris to enter into the merger agreement, certain AlloVir stockholders are parties to support agreements with AlloVir and Kalaris pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as an AlloVir stockholder, has agreed to vote all of such stockholder’s shares of AlloVir capital stock in favor of (i) AlloVir stockholder proposals and (ii) the approval of the merger and related transactions contemplated by the merger agreement. These AlloVir stockholders also agreed to vote against any competing acquisition proposal with respect to AlloVir.

These AlloVir stockholders have also granted AlloVir an irrevocable proxy to vote their respective shares of AlloVir capital stock in accordance with the support agreements. These AlloVir stockholders have also agreed not to solicit any acquisition proposals or acquisition inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.

As of November 7, 2024, the AlloVir stockholders that are party to a support agreement with AlloVir and Kalaris owned approximately 29.4% of the outstanding shares of AlloVir capital stock. These stockholders include executive officers and directors of AlloVir, as well as certain other stockholders owning a significant portion of the outstanding shares of AlloVir capital stock.

Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of AlloVir capital stock and securities convertible into shares of AlloVir capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the merger agreement and the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of AlloVir capital stock or securities convertible into shares of AlloVir capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.

The foregoing descriptions of the support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, which are attached hereto as Annex B and Annex C.

Lock-Up Agreements

Certain of Kalaris’ executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of AlloVir’s common stock or any securities convertible into or exercisable or exchangeable for AlloVir common stock, currently or thereafter owned, until 180 days after the effective time of the merger.

The Kalaris stockholders who have executed lock-up agreements as of November 7, 2024, owned in the aggregate, approximately 87.4% of the shares of Kalaris’ outstanding capital stock.

Certain of AlloVir’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of AlloVir’s common stock or any securities convertible into or exercisable or exchangeable for AlloVir common stock, currently or thereafter owned, until 180 days after the effective time of the merger.

AlloVir stockholders who have executed lock-up agreements as of November 7, 2024 owned, in the aggregate, approximately 25.56% of the shares of AlloVir common stock.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex D.

ALLOVIR DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

The following sets forth certain information, as of January 15, 2025, concerning AlloVir’s directors and executive officers.

Name	Age	Position
Vikas Sinha	61	Chief Executive Officer, President, Chief Financial Officer and Director
Brett Hagen	52	Chief Accounting Officer
Edward Miller	60	General Counsel and Secretary
Derek Adams, Ph.D.	51	Director
Malcolm Brenner, M.D., Ph.D.	73	Director
Jeffrey S. Bornstein	59	Director
David Hallal	58	Director
Morana Jovan-Embiricos, Ph.D.	57	Director
Shawn Tomasello	66	Director
Juan Vera, M.D.	44	Director

Vikas Sinha has served as AlloVir’s Chief Executive Officer since December 2024 and as AlloVir’s President and Chief Financial Officer since January 2019. Mr. Sinha has over 20 years’ experience working in executive finance roles in the life sciences industry. Mr. Sinha is Co-Founder and Chief Financial Officer of ElevateBio LLC. He also serves as a board member for ElevateBio LLC since February 2018. From 2005 to 2016, Mr. Sinha was the Chief Financial Officer of Alexion Pharmaceuticals, Inc. (Nasdaq: ALXN), a biotechnology company, where he was responsible for finance, business development, strategy, investor relations and IT. Prior to joining Alexion, Mr. Sinha held various positions with Bayer AG in the United States, Japan, Germany and Canada, including Vice President and Chief Financial Officer of Bayer Pharmaceuticals Corporation in the United States and Vice President and Chief Financial Officer of Bayer Yakuhin Ltd. in Japan. Mr. Sinha serves as a Non-Executive Director of the board of directors of Verona Pharma PLC (Nasdaq: VRNA) and previously served as a member of the board of directors of Bain Capital Life Sciences Acquisition Inc. Mr. Sinha holds a master’s degree in business administration from the Asian Institute of Management. He is also a qualified Chartered Accountant from the Institute of Chartered Accountants of India and a Certified Public Accountant in the United States. AlloVir believes Mr. Sinha’s experience as an executive in finance roles in the life sciences industry provides him with the qualifications and skills to serve on AlloVir’s board of directors.

Brett Hagen has served as AlloVir’s Chief Accounting Officer since January 2019. Prior to joining AlloVir, from February 2018 to August 2018, Mr. Hagen served as Senior Director Finance and Accounting at Eloxx Pharmaceuticals. From May 2016 to December 2017, Mr. Hagen served as Vice President, Finance and Controller at Proteostasis Therapeutics. From July 2014 to May 2016, he served as Controller at BIND Therapeutics. Mr. Hagen received his B.A. from the University of Minnesota, and graduate degrees in accounting and finance from Wright State University and Suffolk University, respectively.

Edward Miller has served as AlloVir’s General Counsel since January 2019. Mr. Miller was a Consultant for AlloVir from October 2018 to December 2018. From May 2017 to September 2018, Mr. Miller was a Principal in Legal/Compliance consulting for Life Sciences Compliance Strategies. From July 2014 to April 2017, Mr. Miller was Senior Vice President and Chief Compliance Officer at Alexion, as well as serving on Alexion’s global executive management team. Prior to Alexion, Mr. Miller served in global and U.S.-based roles at Boehringer Ingelheim, including Vice President, Chief Compliance Officer and global Head of Litigation and Government Investigations. Mr. Miller received his J.D. from the Rutgers University School of Law and his Bachelor of Arts from Princeton University.

Derek Adams, Ph.D., has served on AlloVir’s board of directors since February 2023. Dr. Adams has served as the President and Chief Executive Officer of Stellular Bio (rebranding of PlateletBio) since March 2022, where he was previously Chief Operating Officer. Prior to that, he served as the Chief Technology and Manufacturing Officer at bluebird bio (Nasdaq: BLUE) from 2017 to 2021. He served as Senior Vice President of Chemistry, Manufacturing and Controls at Evelo Biosciences (Nasdaq: EVLO) from 2016 to 2017. For over a decade prior to Evelo, he held senior leadership roles in process development and manufacturing at Alexion Pharmaceuticals, including Plant Manager of the Alexion Rhode Island Manufacturing Facility. Dr. Adams started his career with Merck & Co, Inc. (NYSE: MRK) as a Process Engineer for live virus vaccine technology and engineering. He earned a Ph.D. in Chemical Engineering from the University of Minnesota and a B.S. in Chemical Engineering with High Distinction from Worcester Polytechnic Institute (WPI). AlloVir believes Dr. Adams has the qualification and skill to serve as a member of AlloVir’s board of directors because of extensive commercial manufacturing experience with a wide variety of therapeutic modalities and executive leadership experience.

Malcolm Brenner, M.D., Ph.D., is a co-founder of AlloVir and has served as a member of AlloVir’s board of directors since 2012. Since 1998, Dr. Brenner has worked at Baylor College of Medicine where he is currently the founding director of the Center for Cell and Gene Therapy and the Fayez Sarofim Distinguished Service Professor at Baylor College of Medicine in the Departments of Medicine, Pediatrics, and Human and Molecular Genetics. He is also a member of the Texas Children’s Cancer and Hematology Center, the Stem Cell and Regenerative Medicine Center, and the Dan L. Duncan Comprehensive Cancer Center at Baylor. Dr. Brenner has devoted his career as a physician-scientist to the field of stem cell transplantation through the therapeutic use of T cell immunologic approaches and genetic engineering strategies. He served as Editor-in-Chief of Molecular Therapy and as former President of the American Society for Gene and Cell Therapy (ASGCT) and International Society for Cell and Gene Therapy. He is an elected Member of the National Academy of Medicine. Dr. Brenner obtained his BA and medical degrees as well as his Ph.D. from the University of Cambridge in the UK where he became a fellow of the Royal College of Pathologists and the Royal College of Physicians. AlloVir believes Dr. Brenner’s expertise and experience in the genetic engineering of T cells for T cell therapy provide him with the qualification and skills to serve on AlloVir’s board of directors.

Jeffrey S. Bornstein has served as a member of AlloVir’s board of directors since July 2020. Mr. Bornstein serves as a managing partner of Whipstick Ventures and Generation Capital, and was the Chief Financial Officer and Vice Chairman of General Electric until October 2017. Previously, Mr. Bornstein served as a Senior Vice President and Chief Financial Officer of GE Capital. He is a trustee of Northeastern University, and a member of the board of directors of Eos Energy Enterprises, Inc. (Nasdaq: EOSE). Mr. Bornstein obtained his B.S. degree from Northeastern University. AlloVir believes Mr. Bornstein’s financial and senior management expertise provide him with the qualification and skills to serve on AlloVir’s board of directors.

David Hallal has served as AlloVir’s Executive Chairman since May 2021 and previously served as AlloVir’s Chief Executive Officer and Chairman from September 2018 to May 2021. Mr. Hallal has served as Chairman, Chief Executive Officer and Co-Founder of ElevateBio LLC, which he co-founded, since December 2017. Mr. Hallal serves as the Chairman of the board of directors of Scholar Rock Holding Corp. (Nasdaq: SRRK) and iTeos Therapeutics SA (Nasdaq: ITOS), and as a member of the board of directors of Seer Biosciences, Inc.(Nasdaq: SEER). Prior to that, from June 2006 to December 2016, Mr. Hallal served in executive roles of increasing responsibility at Alexion Pharmaceuticals, Inc. (Nasdaq: ALXN), most recently serving as Chief Executive Officer and a board member. Prior to his role as CEO, Mr. Hallal served Alexion as COO and Director as well as Chief Commercial Officer and Head of Commercial Operations. Prior to Alexion, from 2004 to 2006, Mr. Hallal served as Vice President of Sales for OSI Eyetech, Inc. From 2002 to 2004, Mr. Hallal served as Head of Sales at Biogen Inc. (Nasdaq: BIIB). From 1992 to 2002, Mr. Hallal held various leadership roles at Amgen Inc (Nasdaq: AMGN). From 1988 to 1992, Mr. Hallal began his pharmaceutical career at The Upjohn Company as a sales representative. Mr. Hallal holds a B.A. in psychology from the University of New Hampshire. AlloVir believes Mr. Hallal’s experience as an executive at numerous pharmaceutical companies provides him with the qualifications and skills to serve as the Chairman of AlloVir’s board of directors.

Morana Jovan-Embiricos, Ph.D., has served on AlloVir’s board of directors since May 2019. In 2003, Dr. Jovan co-founded F2 Ventures, a biotech venture capital platform and has since served as its Managing Partner. Prior to joining F2 Ventures, Dr. Jovan was a partner at MPM Capital. Dr. Jovan currently serves on the boards of directors of Damon Runyon Cancer Center Research Foundation, Orna Therapeutics and ElevateBio and previously served on the board of directors at Cullinan Oncology (Nasdaq: CGEM) and TCR2 Therapeutics (Nasdaq: TCRR). Dr. Jovan received her Ph.D. in biophysical chemistry from the University of Cambridge and was a post-doctoral fellow at Harvard University. AlloVir believes Dr. Jovan is qualified to serve as a member of AlloVir’s board of directors because of her scientific background and experience in the venture capital industry.

Shawn Tomasello has served as a member of AlloVir’s board of directors since March 2022. Ms. Tomasello served as the Chief Commercial Officer of Kite Pharma, where she oversaw the global commercialization of Yescarta, from 2015 to 2018 including through its acquisition by Gilead for in October 2017. She was previously Chief Commercial Officer at Pharmacyclics from August 2014 until its acquisition by AbbVie in August 2015. Prior to Pharmacyclics, Ms. Tomasello served in leading commercial roles with multiple major pharmaceutical companies, including Celgene as President of the Americas Hematology and Oncology. Ms. Tomasello is a member of the board of directors of Gamida Cell Ltd (Nasdaq: GMDA) and 4D Molecular Therapeutics Inc. (Nasdaq: FDMT) and previously served as a board member of Urogen Pharma Ltd, Mesoblast, Ltd., Clementia Pharmaceuticals, Diplomat Specialty, Abeona Therapeutics, Principia Biopharma, and TCR2 Therapeutics Inc. Ms. Tomasello received her B.S. in Marketing from the University of Cincinnati and her M.B.A. from Murray State University in Kentucky. AlloVir believes Ms. Tomasello is qualified to serve as a member of AlloVir’s board of directors because of her commercial expertise and extensive experience in the life sciences industry.

Juan Vera, M.D., is AlloVir’s co-founder and served as Chief Product Development Officer of AlloVir from January 2014 to June 2020. Dr. Vera has served as a member of the board of directors of Marker Therapeutics (Nasdaq: MRKR) since October 2018 and as Chief Executive Officer since May 2023. Dr. Vera was trained as a medical surgeon, and since 2004 has held different positions at the Center for Cell and Gene Therapy at Baylor College of Medicine, first as a postdoctoral associate from 2004 to 2008, an instructor from 2009 to 2010, an Assistant Professor from 2011 to 2014 and an Associate Professor from 2015 to the present. Dr. Vera received his M.D. from the University El Bosque in Bogota, Colombia. AlloVir believes Dr. Vera’s experience performing research in the field of adoptive T cell therapy provides him with the qualification and skills to serve on AlloVir’s board of directors.

Number and Terms of Officers and Directors

AlloVir’s board currently consists of eight members. In accordance with the terms of AlloVir’s certificate of incorporation and bylaws, its board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the Class I directors are Juan Vera, M.D., Derek Adams, Ph.D. and Morana Jovan-Embiricos, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2027;

•	the Class II directors are Vikas Sinha and Malcolm Brenner, M.D., Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III directors are Jeffrey Bornstein, David Hallal and Shawn Tomasello, and their terms will expire at the annual meeting of stockholders to be held in 2026.

AlloVir expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of AlloVir’s management or a change in control.

Committees of the Board of Directors

AlloVir’s board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by AlloVir’s board of directors. Members will serve on these committees until their resignation or until otherwise determined by AlloVir’s board of directors.

Audit Committee

Jeffrey Bornstein, Morana Jovan-Embiricos, Ph.D. and Shawn Tomasello serve on the audit committee, which is chaired by Mr. Bornstein. AlloVir’s board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. AlloVir’s board of directors has designated Mr. Bornstein as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

•	appointing, approving the compensation of and assessing the independence of AlloVir’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services and the terms of such services, to be provided by AlloVir’s independent registered public accounting firm;

•	reviewing the overall audit plan with AlloVir’s independent registered public accounting firm and members of management responsible for preparing AlloVir’s financial statements;

•

reviewing and discussing with management and AlloVir’s independent registered public accounting firm AlloVir’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by AlloVir;

•	coordinating the oversight and reviewing the adequacy of AlloVir’s internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and AlloVir’s independent registered public accounting firm whether AlloVir’s audited financial statements shall be included in its Annual Report on Form 10-K;

•	monitoring the integrity of AlloVir’s financial statements and AlloVir’s compliance with legal and regulatory requirements as they relate to AlloVir’s financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in AlloVir’s annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation Committee

Jeffrey Bornstein, Derek Adams, Ph.D. and Morana Jovan-Embiricos, Ph.D. serve on the compensation committee, which is chaired by Dr. Jovan-Embiricos. AlloVir’s board of directors has determined that each member of AlloVir’s compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee’s responsibilities include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of AlloVir’s Chief Executive Officer;

•

evaluating the performance of AlloVir’s Chief Executive Officer in light of such corporate goals and objectives, and based on such evaluation reviewing and recommending to the board of directors for determination the equity and non-equity compensation of AlloVir’s Chief Executive Officer;

•	reviewing and approving the compensation of AlloVir’s other executive officers;

•	reviewing and establishing AlloVir’s overall management compensation, philosophy and policy;

•	overseeing and administering AlloVir’s compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and making recommendations to the board of directors about AlloVir’s policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors about director compensation;

•	preparing the Compensation Committee report required by SEC rules, if and when required, to be included in this proxy statement; and

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

Malcolm Brenner, M.D., Ph.D., Derek Adams, Ph.D. and Shawn Tomasello serve on the nominating and corporate governance committee, which is chaired by Dr. Brenner. AlloVir’s board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board of directors and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of AlloVir’s board of directors and management.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2023, Jeffrey Bornstein, Derek Adams, Ph.D. and Morana Jovan-Embiricos, Ph.D. were the only members of AlloVir’s compensation committee. None of the members of AlloVir’s compensation committee is, or has at any time during the prior three years been, one of AlloVir’s officers or employees. None of AlloVir’s executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of AlloVir’s board of directors or AlloVir’s compensation committee.

Code of Ethics and Committee Charters

AlloVir’s board of directors adopted a Code of Business Conduct and Ethics in June 2020 in connection with AlloVir’s initial public offering. The Code of Business Conduct and Ethics applies to all AlloVir directors, officers and employees, including AlloVir’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The full text of AlloVir’s Code of Business Conduct and Ethics is posted on AlloVir’s website at https://ir.allovir.com/corporate-governance. If AlloVir makes any substantive amendments to, or grant any waivers from, the Code of Business Conduct and Ethics for any officer or director, AlloVir will disclose the nature of such amendment or waiver on AlloVir’s website or in a current report on Form 8-K. The inclusion of AlloVir’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on such website into this proxy statement, and you should not consider that information a part of this proxy statement.

ALLOVIR EXECUTIVE COMPENSATION

AlloVir’s named executive officers for the year ended December 31, 2024 are:

•	Diana Brainard, M.D., its former Chief Executive Officer;
•	Vikas Sinha, its Chief Executive Officer, President and Chief Financial Officer;
•	Edward Miller, its General Counsel and Secretary; and
•	Brett Hagen, its Chief Accounting Officer.

2024 Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, and paid to AlloVir’s named executive officers for services rendered to AlloVir in all capacities for the fiscal years ended 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Compensation ($)(3)	All Other Compensation ($)		Total ($)
Diana Brainard (4)	2024	610,638	—		—	—	—	2,418,031	(5)	3,028,669
Former Chief Executive Officer	2023	623,432	—		2,211,125	3,209,186	—	13,200	(6)	6,056,943
Vikas Sinha (7)	2024	375,448	—		—	—	168,952	—		544,400
Chief Executive Officer, President and Chief Financial Officer	2023	373,042	—		1,047,375	1,520,252	—	—		2,940,669
Edward Miller	2024	451,352	—		—	—	180,541	13,800	(6)	645,693
General Counsel and Secretary	2023	448,458	—		581,875	844,337	—	13,200	(6)	1,887,870
Brett Hagen (9)	2024	385,320	397,191	(8)	—	—	—	13,800	(6)	796,311
Chief Accounting Officer

(1)

The amount reported represents the aggregate grant date fair value of the restricted stock units, or RSUs, awarded to the named executive officers during 2024 and 2023, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 2 to AlloVir’s audited and unaudited consolidated financial statements included in this proxy statement/prospectus. The amount reported in this column reflects the accounting cost for these RSU awards and does not correspond to the actual economic value that may be received by the named executive officers upon the vesting or settlement of the RSUs or any sale of the shares.

(2)

The amounts reported represent the aggregate grant date fair value of the stock options granted to such named executive officers during 2024 and 2023 as computed in accordance with FASB ASC Topic 718, not including any estimates of forfeitures related to service-based vesting conditions. The assumptions used in calculating the grant date fair value of the options reported in this column are set forth in Note 2 to AlloVir’s audited and unaudited consolidated financial statements included in this proxy statement/prospectus.

(3)

Amounts reported reflect the annual cash incentive bonus paid based upon achievement of certain corporate performance objectives described below under “Annual Cash Incentive Bonuses.” Such amounts for 2024 are not yet determinable at this time and have, therefore, been excluded from this table.

(4)

Effective as of December 19, 2024, the AlloVir board of directors determinated that Dr. Brainard would no longer serve as AlloVir’s Chief Executive Officer. Dr. Brainard resigned as a director of AlloVir, effective as of December 19, 2024. Accordingly, her base salary has been prorated to reflect her partial year of service. Dr. Brainard received no compensation for her service as a director while she served as AlloVir’s Chief Executive Officer.

(5)

The amount reported represents $10,950 of matching contributions made by AlloVir under its 401(k) plan, $49,449 related to COBRA coverage and $2,357,632 in severance payments to Dr. Brainard in connection with her separation of employment as AlloVir’s Chief Executive Officer, pursuant to the Brainard Separation Agreement (as defined below) and the Brainard Employment Agreement (as defined below).

(6)	The amount reported represents matching contributions made by AlloVir under its 401(k) plan.
(7)

Effective as of December 19, 2024, the AlloVir board of directors appointed Mr. Sinha as AlloVir’s Chief Executive Officer. Mr. Sinha also serves as a member of AlloVir’s board of directors but does not receive any additional compensation for his service as director.

(8)	The amount reported represents retention bonuses pursuant to retention agreements AlloVir entered into with Mr. Hagen in February 2024 and May 2024.
(9)	Because Mr. Hagen was not a named executive officer prior to 2024, compensation information is not provided for 2023.

Narrative to Summary Compensation Table

Base Salaries

AlloVir uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all employees, including AlloVir’s named executive officers. Base salaries are reviewed annually, typically in connection with AlloVir’s annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For 2024, each of Dr. Brainard and Messrs. Sinha, Miller and Hagen were entitled to receive an annual base salary of $610,638, $375,448, $451,352 and $385,320, respectively. For 2023, each of Dr. Brainard and Messrs. Sinha and Miller were entitled to receive an annual base salary of $623,432, $373,042, and $448,458, respectively.

Annual Cash Incentive Bonuses

AlloVir’s annual bonus program is intended to reward its named executive officers for meeting individual and/or corporate performance goals for a fiscal year. In the first quarter of 2023, AlloVir’s board of directors set AlloVir’s corporate performance goals for 2023, which goals related to research and development, regulatory, finance and other general corporate goals. For 2024, each of Dr. Brainard and Messrs. Sinha, Miller and Hagen were entitled to receive a target bonus of up to 60%, 45%, 40% and 35% of base salary, respectively. For 2023, each of Dr. Brainard and Messrs. Sinha and Miller were entitled to receive a target bonus of up to 60%, 45%, and 40% of base salary, respectively. In January 2024, AlloVir’s compensation committee determined that AlloVir had not achieved its corporate goals for 2023 and, as a result, AlloVir’s named executive officers did not earn any bonus under AlloVir’s annual bonus program.

Equity-Based Compensation

Although AlloVir does not have a formal policy with respect to the grant of equity incentive awards to its named executive officers, AlloVir believes that equity grants provide its named executive officers with a strong link to AlloVir’s long-term performance, create an ownership culture and help to align the interests of AlloVir’s named executive officers and stockholders. In addition, AlloVir believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes its named executive officers to remain in AlloVir’s employment during the vesting period. AlloVir’s board of directors intends to periodically review the equity incentive compensation of AlloVir’s named executive officers and from time to time may grant equity incentive awards to them in the form of stock options and RSUs.

Employment Arrangements with Named Executive Officers

Diana Brainard

On March 17, 2021, AlloVir and Diana Brainard entered into an Executive Employment Agreement (the “Brainard Employment Agreement”), providing for an initial annual base salary of $584,000 and an annual target bonus opportunity of 60% of Dr. Brainard’s then current base salary. Dr. Brainard was granted a sign-on award of 1,304 RSUs that was vested immediately upon grant in addition to initial awards of 7,391 RSUs and an option to purchase 21,739 shares of common stock under the 2020 plan, which vest as indicated below in the Outstanding Equity Awards at 2024 Fiscal Year End table. All unvested equity shall immediately vest upon a Sale Event (as described in the 2020 plan). Dr. Brainard is also entitled to certain relocation benefits, including reimbursement of (i) real estate commissions paid in connection with the sale of her former home in the Bay Area up to $250,000, (ii) twelve months of temporary housing (up to $180,000) and (iii) reimbursement of costs relating to moving household good and reasonable travel expenses.

Pursuant to the Brainard Employment Agreement, if Dr. Brainard’s employment (i) is terminated without Cause (as defined in the Brainard Employment Agreement) or (ii) if she terminates her employment for Good Reason (as defined in the Brainard Employment Agreement), then Dr. Brainard shall be entitled to (i) a lump sum payment equal to 36 months (the “Brainard severance period”), of her then current base salary, (ii) a lump sum payment equal to her target annual bonus, (iii) provided Dr. Brainard timely elects to continue health coverage under COBRA reimbursement for any monthly COBRA premium payments made by Dr. Brainard during the Brainard severance period and (iv) the immediate vesting of any non-vested equity-related instruments.

Payment by AlloVir of the foregoing severance amounts is contingent upon (i) Dr. Brainard executing a general release agreement in favor of AlloVir, containing reasonable and customary provisions including, at AlloVir’s option, a one-year post-employment noncompetition covenant, and (ii) such release becoming effective within 60 days following Dr. Brainard’s termination.

Pursuant to the Brainard Employment Agreement, in the event of Dr. Brainard’s death or Disability (as defined in the Brainard Employment Agreement), any unvested stock options or other equity award held by her will be accelerated in an amount equal to 25% plus 5% for each year of service to AlloVir of the number of shares subject to the option or unvested award.

Pursuant to the Brainard Employment Agreement, if any payments or benefits provided to Dr. Brainard constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Dr. Brainard’s payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Dr. Brainard.

Effective December 19, 2024, the AlloVir board of directors determined that Dr. Brainard would no longer serve as AlloVir’s Chief Executive Officer. In connection with Dr. Brainard’s separation, AlloVir and Dr. Brainard entered into a Separation Agreement and Release (the “Brainard Separation Agreement”). Pursuant to the terms of the Brainard Separation Agreement and to the terms of the Brainard Employment Agreement, AlloVir provided certain benefits to Dr. Brainard, including the following: (i) a lump sum in cash in an amount equal to 36 months of Dr. Brainard’s current base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Brainard’s target bonus for the current year, (iii) a lump sum payment of of the retention bonus of $100,000 described below, (iv) reimbursement for any monthly COBRA premium payments for up to 18 months, and (v) acceleration of vesting of any unvested equity awards (comprising of 16,153 shares (after giving effect to the reverse stock split) of AlloVir restricted stock units). In order to receive the foregoing benefits, Dr. Brainard executed a general release in favor of AlloVir.

Vikas Sinha

On October 2, 2019, AlloVir and Vikas Sinha entered into an Amended and Restated Employment Agreement (the “2019 Sinha Employment Agreement”), which provided for an initial annual base salary of $400,000 and an annual target bonus opportunity of 40% of Mr. Sinha’s then current base salary. The 2019 Sinha Employment Agreement additionally provides that, notwithstanding the terms of any equity agreements or plans pursuant to which Mr. Sinha is granted equity in AlloVir, all unvested equity shall vest upon the close of a Sale Event (as defined in the 2020 plan). In connection with the 2019 Sinha Employment agreement, AlloVir and Mr. Sinha also entered into a restrictive covenants agreement (attached as Exhibit A to the 2019 Sinha Employment Agreement) (the “Restricted Covenants Agreement”), and in consideration for which Mr. Sinha received a one-time cash payment of $5,000.

Pursuant to the 2019 Sinha Employment Agreement, if Mr. Sinha’s employment (i) is terminated without Cause (as defined in the 2019 Sinha Employment Agreement) or (ii) if he terminates his employment for Good Reason (as defined in the 2019 Sinha Employment Agreement), then Mr. Sinha shall be entitled to (i) a lump sum payment equal to 24 months (the “Sinha severance period”), of his then current base salary, (ii) a lump sum payment equal to his target annual bonus (together with the lump sum payment described in (i) above, the Sinha Severance Amount), provided that notwithstanding the foregoing, in the event Mr. Sinha is entitled to any payments pursuant to the Restrictive Covenants Agreement, the Sinha Severance Amount shall be reduced by the amount Mr. Sinha is paid pursuant to the Restrictive Covenants Agreement, (iii) provided Mr. Sinha timely elects to continue health coverage under COBRA, reimbursement for any monthly COBRA premium payments made by Mr. Sinha, until the earlier of (a) the expiration of the Sinha severance period, (b) Mr. Sinha’s eligibility for group medical plan benefits under any other employer’s group medical plan, or (c) the cessation of Mr. Sinha’s continuation rights under COBRA, and (iv) the immediate vesting of any non-vested equity-related instruments.

Payment by AlloVir of the foregoing severance amounts is contingent upon Mr. Sinha’s executing a separation and release agreement in a form and manner satisfactory to AlloVir, which shall include, without limitation, (i) a general release of claims against AlloVir and all related persons and entities, a reaffirmation of all of Mr. Sinha’s Continuing Obligations (as defined in the 2019 Sinha Employment Agreement), and, in AlloVir’s sole discretion, a one-year post-employment non-competition restriction in a form substantially similar to the Non-Competition Restriction (as defined in the Restrictive Covenants Agreement) and (ii) such separation and release becoming irrevocable within 60 days following Mr. Sinha’s termination.

Pursuant to the 2019 Sinha Employment Agreement, in the event of Mr. Sinha’s death or Disability (as defined in the 2019 Sinha Employment Agreement), any unvested stock options held by him will be accelerated in an amount equal to 25% plus 5% for each year of service to AlloVir of the number of shares subject to the option.

Pursuant to the 2019 Sinha Employment Agreement, if any payments or benefits provided to Mr. Sinha constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Sinha’s payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Mr. Sinha.

Edward Miller

Effective March 21, 2019, AlloVir and Edward Miller entered into an Amended and Restated Employment Agreement (the “Miller Employment Agreement”), which provided for an initial annual base salary of $320,000 and an annual target bonus opportunity of 35% of Mr. Miller’s then current base salary. All unvested equity shall immediately vest upon a Sale Event (as described in the 2020 plan).

Pursuant to the Miller Employment Agreement, if Mr. Miller’s employment (i) is terminated without Cause (as defined in the Miller Employment Agreement) or (ii) if he terminates his employment for Good Reason (as defined in the Miller Employment Agreement), then Mr. Miller shall be entitled to (i) a lump sum payment equal to 12 months(the “Miller severance period”), of his then current base salary, (ii) a lump sum payment equal to his target annual bonus, (iii) provided Mr. Miller timely elects to continue health coverage under COBRA reimbursement for any monthly COBRA premium payments made by Mr. Miller during the Miller severance period and (iv) the immediate vesting of any non-vested equity-related instruments.

Payment by AlloVir of the foregoing severance amounts is contingent upon (i) Mr. Miller’s executing a general release agreement in favor of AlloVir, which shall contain reasonable and customary provisions, but shall not contain any post-employment restrictive covenants, and (ii) such release becoming effective within 60 days following Mr. Miller’s termination.

Pursuant to the Miller Employment Agreement, if any payments or benefits provided to Mr. Miller constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Miller payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Mr. Miller.

Brett Hagen

Mr. Hagen is eligible to participate in AlloVir’s Executive Severance and Change of Control Policy (the “severance policy”), pursuant to which, if (a) Mr. Hagen’s employment is terminated by AlloVir without Cause (as defined in the severance policy) or (b) he terminates his employment for Good Reason (as defined in the severance policy), in either case, within the period beginning three months prior to and ending 12 months following a Change of Control (as defined in the severance policy), then Mr. Hagen shall be entitled to (i) base salary payments for 12 months (the “Hagen severance period”), provided that in the event Mr. Hagen is entitled to any payments under a restrictive covenant agreement with AlloVir, the base salary payments received in any calendar year will be reduced by the amount he is paid in the same calendar year pursuant to the restrictive covenant agreement, (ii) a lump-sum payment equal to his target annual bonus, provided that this payment shall be reduced by the amount of any amount he is paid in the same calendar year pursuant to any restrictive covenant agreement with AlloVir, (iii) provided Mr. Hagen timely elects to continue health coverage under COBRA, reimbursement for any monthly COBRA premium payments made by Mr. Hagen until the earlier of, (A) the end of the Hagen severance period, and (B) the date Mr. Hagen or his spouse becomes eligible for health benefits through another employer or he otherwise becomes ineligible for COBRA, and (iv) the immediate vesting of any unvested and earned equity awards.

Payment by AlloVir of the foregoing severance amounts is contingent upon (a) Mr. Hagen executing a general release agreement in favor of AlloVir, which shall contain reasonable and customary provisions, (b) such release becoming irrevocable within the time frame set forth in the release agreement (but in no event more than 60 days following Mr. Hagen’s termination) and (c) continued compliance with post-termination restrictive covenants. Pursuant to the severance policy, if any payments or benefits provided to Mr. Hagen constitute “parachute payments” within the meaning of Section 280G of the Code, and any such payments are subject to the excise tax imposed by Section 4999 of the Code, Mr. Hagen’s payments shall be payable either (i) in full or (ii) reduced to such lesser amount that results in no portion of such payments being subject to the excise tax, whichever results in the greater after-tax benefit to Mr. Hagen.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth information concerning the outstanding equity awards held by each of the named executive officers as of December 31, 2024.

All equity awards set forth in the table below were granted under the 2020 plan.

			Option awards				Stock awards
Name	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
Diana Brainard (5)	2/2/23	(2)	26,847	—	152.95	2/2/33
	2/2/23	(3)					—	—
	8/16/22	(3)					—	—
	7/1/22	(2)	3,885	—	94.99	7/1/32
	7/1/22	(3)					—	—
	1/18/22	(2)	25,434	—	210.45	1/18/32
	1/18/22	(3)					—	—
	5/17/21	(2)	21,739	—	546.02	5/17/31
	5/17/21	(3)					—	—
	7/29/20	(4)	1,956	—	391.00	7/29/30
Vikas Sinha	2/2/23	(2)	5,563	7,153	152.95	2/2/33
	2/2/23	(3)					3,851	37,209
	8/16/22	(3)					1,902	18,373
	7/1/22	(2)	1,335	1,038	94.99	7/1/32
	7/1/22	(3)					559	5,400
	1/18/22	(2)	3,561	1,619	210.45	1/18/32
	1/18/22	(3)					663	6,405
	1/19/21	(2)	4,451	296	969.45	1/19/31
	1/19/21	(3)					159	1,536
	7/29/20	(2)	18,995	—	391.00	7/29/30
Edward Miller	2/2/23	(2)	3,091	3,974	152.95	2/2/33
	2/2/23	(3)					2,139	20,663
	8/16/22	(3)					285	2,573
	7/1/22	(2)	635	494	94.99	7/1/32
	7/1/22	(3)					266	2,570
	1/18/22	(2)	1,696	771	210.45	1/18/32
	1/18/22	(3)					316	3,053
	1/19/21	(2)	2,119	141	969.45	1/19/31
	1/19/21	(3)					76	734
	7/29/20	(2)	8,721	—	391.00	7/29/30
Brett Hagen	2/2/23	(2)	2,163	2,781	152.95	2/2/33
	2/2/23	(3)					1,498	14,471
	8/16/22	(3)					380	3,671
	7/1/22	(2)	476	370	94.99	7/1/32
	7/1/22	(3)					199	1,922
	1/18/22	(2)	1,272	578	210.45	1/18/32
	1/18/22	(3)					237	2,289
	1/19/21	(2)	1,324	88	969.45	1/19/31
	1/19/21	(3)					47	454
	7/29/20	(2)	1,886	—	391.00	7/29/30

(1)

The market value of the shares or units that have not vested is calculated based on the number of unvested shares or units at December 31, 2024, and the closing market price of AlloVir’s stock on December 31, 2024, the last business day of the fiscal year, of $9.66 per share (after giving effect to the reverse stock split).

(2)	This option vests over a four-year period, with 25% vesting on the first anniversary of the grant date and the remainder vesting in quarterly installments thereafter, subject to continued service.
(3)	These RSUs vest over a four-year period, with 25% vesting on the first anniversary of the grant date and the remainder vesting in quarterly installments thereafter, subject to continued service.
(4)

Dr. Brainard received these options for her service as a director prior to her service as Chief Executive Officer, after which she no longer received any additional compensation for her service as director. These options vest over a three-year period in equal quarterly installments, subject to continued service.

(5)

Effective as of December 19, 2024, the AlloVir board of directors determinated that Dr. Brainard would no longer serve as AlloVir’s Chief Executive Officer. Dr. Brainard resigned as a director of AlloVir, effective as of December 19, 2024. In connection with her separation as AlloVir’s Chief Executive Officer, and pursuant to the Brainard Separation Agreement and Brainard Employment Agreement, any unvested equity awards held by her were fully accelerated.

Separation Agreement

Effective December 19, 2024, the AlloVir board of directors determinated that Dr. Brainard would no longer serve as AlloVir’s Chief Executive Officer. In connection with Dr. Brainard’s separation, AlloVir and Dr. Brainard entered into the Brainard Separation Agreement. Pursuant to the terms of the Brainard Separation Agreement and to the terms of the Brainard Employment Agreement, AlloVir provided certain benefits to Dr. Brainard, including the following: (i) a lump sum in cash in an amount equal to 36 months of Dr. Brainard’s current base salary, (ii) a lump sum in cash in an amount equal to 100% of Dr. Brainard’s target bonus for the current year, (iii) a lump sum payment of the retention bonus of $100,000 described below, (iv) reimbursement for any monthly COBRA premium payments for up to 18 months, and (v) acceleration of vesting of any unvested equity awards (comprising of 16,153 shares (after giving effect to the reverse stock split) of AlloVir restricted stock units). In order to receive the foregoing benefits, Dr. Brainard executed a general release in favor of AlloVir.

Retention Arrangements

Retention Agreements

AlloVir entered into retention agreements with Mr. Hagen in February 2024 and May 2024, pursuant to which Mr. Hagen received retention bonuses equal to $101,720, $50,680 and $193,752, subject to Mr. Hagen’s continued employment through September 30, 2024. AlloVir entered into an additional retention agreement with Mr. Hagen in September 2024, pursuant to which Mr. Hagen is entitled to a monthly cash payment of $16,953 commencing October 1, 2024 until the later of (a) March 31, 2025, and (b) the consummation of the merger, subject to Mr. Hagen’s continued employment through such date, provided, that if Mr. Hagen is terminated without cause prior to such date, Mr. Hagen is nonetheless entitled to such monthly payments through such date. If Mr. Hagen’s employment continues beyond March 31, 2025, the monthly payment will continue at a rate of $16,953 per month or such higher amount as agreed by AlloVir.

Retention Bonuses

On April 11, 2024, the compensation committee of the AlloVir board of directors approved cash retention bonuses payable to certain of AlloVir’s employees and executive officers and recommended that the AlloVir board of directors approve cash retention bonuses payable to certain of AlloVir’s executive officers, subject to their continued employment through the consummation of the merger. The AlloVir board of directors approved the compensation committee’s recommendation on May 31, 2024. Vikas Sinha and Edward Miller are each eligible to receive a retention bonus equal to $100,000 and Brett Hagen is eligible to receive a retention bonus equal to $34,000.

Pursuant to the Brainard Separation Agreement, Dr. Brainard received the $100,000 retention bonus payment in a lump sum upon her separation as AlloVir’s Chief Executive Officer, effective December 19, 2024.

Employee Benefit Plans

401(k) Plan

AlloVir maintains a defined contribution employee retirement plan for its employees, including AlloVir’s named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and any qualified nonelective contributions made by AlloVir. Employee contributions are held and invested by the plan’s trustee as directed by participants. The 401(k) plan provides AlloVir with the discretion to match employee contributions.

Rule 10b5-1 Sales Plans

AlloVir’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of AlloVir’s common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. AlloVir’s directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Health and Welfare Benefits

All of AlloVir’s full-time employees, including its executive officers, are eligible to participate in certain medical, disability and life insurance benefit programs offered by AlloVir. AlloVir pays the premiums for term life insurance and disability for all employees, including executive officers. AlloVir does not sponsor any qualified or non-qualified defined benefit plans for any of its employees or executives.

Compensation Risk Assessment

AlloVir believes that its executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that AlloVir’s compensation programs are designed to encourage AlloVir’s executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with AlloVir’s pay-for-performance compensation philosophy. As a result, AlloVir does not believe that AlloVir’s compensation programs are reasonably likely to have a material adverse effect on it.

ALLOVIR DIRECTOR COMPENSATION

The following table sets forth the total compensation paid to AlloVir’s non-employee directors during the year ended December 31, 2024. Diana Brainard, AlloVir’s former Chief Executive Officer, and Vikas Sinha, AlloVir’s Chief Executive Officer, President and Chief Financial Officer, received no compensation for their service as directors, and, consequently, are not included in this table. Derek Adams, Ph.D. was appointed to AlloVir’s board of directors in February 2023. The compensation received by Dr. Brainard and Mr. Sinha during the year ended December 31, 2024 is presented in “AlloVir Executive Compensation—Summary Compensation Table” above.

2024 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Derek Adams, Ph.D.(2)	52,500	27,027			79,527
Jeffrey S. Bornstein(3)	67,500	27,027			94,527
Malcolm Brenner, M.D., Ph.D.(3)	50,000	27,027			77,027
David Hallal(4)	200,000	27,027			227,027
Morana Jovan-Embiricos, Ph.D.(3)	65,000	27,027			92,027
Shawn Tomasello(3)	55,000	27,027			82,027
Juan Vera(3)	40,000	27,027			67,027

(1)

The amounts reported represent the aggregate grant date fair value of RSUs granted to the directors during 2024, calculated in accordance with ASC, Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the RSUs reported in this column are set forth in Note 2 to AlloVir’s unaudited financial statements included in this proxy statement/prospectus. The amount reported in this column reflects the accounting cost for these RSU awards and does not correspond to the actual economic value that may be received by the directors upon the vesting or settlement of the RSUs or any sale of the shares.

(2)	As of December 31, 2024, this director held 1,521 shares subject to stock awards and 1,956 outstanding option awards.
(3)	As of December 31, 2024, this director held 1,521 shares subject to stock awards and 3,151 outstanding option awards.
(4)	As of December 31, 2024, this director held 1,921 shares subject to stock awards and 61,910 outstanding option awards.

Non-Employee Director Compensation Policy

In connection with AlloVir’s initial public offering, AlloVir’s board of directors adopted a non-employee director compensation policy that is designed to provide a total compensation package that enables AlloVir to attract and retain, on a long-term basis, high caliber non-employee directors. Under the policy, as amended in May 2023, in 2023 all non-employee directors were paid cash compensation, as set forth below:

	Annual Retainer (following May 11, 2023) ($)	Annual Retainer (prior to May 11, 2023) ($)
Board of Directors:
All non-employee members	40,000	40,000
Chairman	160,000	160,000
Audit Committee:
Chairman	20,000	15,000
Non-Chairman members	10,000	7,500
Compensation Committee:
Chairman	15,000	10,000
Non-Chairman members	7,500	5,000
Nominating and Corporate Governance Committee:
Chairman	10,000	8,000
Non-Chairman members	5,000	4,000

Under the policy, upon initial election or appointment to AlloVir’s board of directors, new non-employee directors will receive a one-time stock option grant to purchase 1,956 shares of AlloVir’s common stock, which will vest in equal quarterly installments over three years. In each subsequent year of a non-employee director’s tenure, the director will receive an annual equity grant of 1,521 restricted stock units, which vests in full upon the earlier to occur of the first anniversary of the grant date or the date of the next annual meeting of stockholders. The exercise price of the initial option awards will equal the fair market value of AlloVir’s common stock, as measured by reference to market quotations on Nasdaq, as of the grant date. Vesting of any equity award will cease if a director resigns from AlloVir’s board of directors or otherwise ceases to serve as a director, unless AlloVir’s board of directors determines that circumstances warrant continuation of vesting.

In addition, each non-employee director is paid an annual retainer for their services on AlloVir’s board of directors and, if applicable, for serving on committees of AlloVir’s board of directors, in each case, as set forth in the table above. Such cash retainers are paid quarterly, and may be pro-rated based on the number of actual days served by the director during such calendar quarter.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents aggregate summary information as of December 31, 2024, regarding the common stock that may be issued upon the exercise of options and settlement of RSUs and other rights under all of AlloVir’s existing equity compensation plans:

	Column (A)	Column (B)	Column (C)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Restricted Stock Units and Other Rights	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders (1)	289,709	$359.09	726,419	(2)
Equity Compensation Plans Not Approved by Stockholders	—	$—	—

Total	289,709	$359.09	726,419	(3)

(1)	These plans consist of AlloVir’s 2018 Stock Incentive Plan (the “2018 plan”), the 2020 plan, and AlloVir’s 2020 Employee Stock Purchase Plan (the “ESPP”).
(2)

As of December 31, 2024, (i) 657,495 shares remained available for future issuance under the 2020 plan and (ii) 68,924 shares remained available for future issuance under the ESPP. No shares remained available for future issuance under the 2018 plan as of December 31, 2024. The 2020 plan has an evergreen provision that allows for an annual increase in the number of shares available for issuance under the 2020 plan to be added on the first day of each fiscal year, starting with fiscal year 2021, in an amount equal to 5% of the number of shares of AlloVir’s common stock outstanding on the immediately preceding December 31 or such lesser amount determined by AlloVir’s board of directors or the compensation committee of AlloVir’s board of directors. The ESPP has an evergreen provision that allows for an annual increase in the number of shares available for issuance under the ESPP to be added on the first day of each fiscal year, starting in fiscal year 2021, in an amount equal to the least of 1% of the total number of shares of AlloVir’s common stock outstanding on the immediately preceding December 31, 53,161 shares of AlloVir’s common stock, or such lesser amount determined by AlloVir’s board of directors or the compensation committee of AlloVir’s board of directors.

(3)

This amount excludes 252,032 shares of common stock that became issuable under the 2020 plan on January 1, 2025, pursuant to the evergreen provisions of the 2020 plan and 50,408 shares of common stock that became issuable under the ESPP on January 1, 2025, pursuant to the evergreen provisions of the ESPP.

KALARIS EXECUTIVE AND DIRECTOR COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to each of Kalaris’ named executive officers in 2024. Kalaris’ “named executive officers” for 2024 were:

•	Andrew Oxtoby, Kalaris’ President and Chief Executive Officer;

•	Jeffrey Nau, Kalaris’ Chief Operating Officer; and

•	Kourous Rezaei, Kalaris’ former President.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to Kalaris’ named executive officers for the years ended December 31, 2024 and 2023.

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All other compensation ($)		Total ($)
Andrew Oxtoby
President and Chief Executive Officer(3)	2024	394,160		1,388,585	176,856	5,552		1,965,153
Jeffrey Nau, Ph.D.
Chief Operating Officer(4)	2024	280,076		540,370	83,910	33,593		937,949
Kourous Rezaei	2024	260,450	(6)	—	—	185,518	(7)	445,967
Former President(5)	2023	500,000		—	175,000	—		675,000

(1)

The amount reported in the “Option Awards” column reflects the aggregate grant date fair value of Kalaris option awards granted during 2024 and computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 10 to Kalaris’ unaudited financial statements appearing at the end of this proxy/statement prospectus regarding assumptions underlying the valuation of equity awards.

(2)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column reflect annual performance-based cash bonuses earned by Kalaris’ named executive officers for their performance during the year ended December 31, 2024.

(3)

Because Mr. Oxtoby was not a named executive officer prior to 2024, compensation information is not provided for 2023. Effective March 4, 2024, Mr. Oxtoby was appointed as Kalaris’ president and chief executive officer. The salary reported in the “Salary” column and the annual performance-based cash bonus reported in the “Non-Equity Incentive Plan Compensation” column reflect the pro rata portion of Mr. Oxtoby’s annualized salary and annual performance-based cash bonus that was earned during 2024.

(4)

Because Dr. Nau was not a named executive officer prior to 2024, compensation information is not provided for 2023. Effective April 29, 2024, Dr. Nau was appointed as Kalaris’ chief operating officer. The salary reported in the “Salary” column and the annual performance-based cash bonus reported in the “Non-Equity Incentive Plan Compensation” column reflect the pro rata portion of Dr. Nau’s annualized salary and annual performance-based cash bonus that was earned during 2024.

(5)	Dr. Rezaei resigned as Kalaris’ president, effective March 4, 2024. Effective March 4, 2024, Andrew Oxtoby was appointed as Kalaris’ president and chief executive officer.
(6)

In February 2024, Dr. Rezaei received an adjustment to his base salary from $500,000 to $520,000 in order to more closely align his annual base salary with market-based salary rates. The salary reported reflects the pro rata portion of Dr. Rezaei’s annualized salary that was earned in 2024.

(7)

All other compensation for 2024 to Dr. Rezaei reflects: (1) a payment of $50,680 for unused paid-time off, (2) a severance payment of $130,000 pursuant to the Rezai Separation Agreement (as defined below) and (3) other payments of $4,836.

Narrative Disclosure to Summary Compensation Table

Base Compensation

Kalaris uses base compensation or salaries to recognize the experience, skills, knowledge and responsibilities required of its executive officers. As discussed below under “Employment Agreement with Dr. Kourous Rezaei”, the offer letter Kalaris entered into with Dr. Rezaei in connection with the commencement of his employment provided for an automatic increase in his annualized base salary in 2022. Otherwise, none of Kalaris’ named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base compensation or salary.

For the year ended December 31, 2024, Kalaris paid Mr. Oxtoby and Dr. Nau annualized base salaries of $475,000 and $415,000, respectively. For the year ended December 31, 2024, Kalaris paid Dr. Rezai an annualized base salary of $500,000 until February 2024 when Kalaris increased his annual base salary to $520,000 in order to more closely align his annual base salary with market-based salary rates. For the year ended December 31, 2023, Kalaris paid Dr. Rezaei an annualized base salary of $500,000.

Bonus Compensation

The Kalaris board of directors may, in its discretion, award bonuses to the Kalaris named executive officers from time to time. The Kalaris named executive officers are eligible for annual performance-based bonuses up to a specified percentage of their base salaries, subject to approval by the Kalaris board of directors. Performance-based bonuses, which are calculated as a percentage of base salary, are designed to motivate Kalaris’ executive officers to achieve annual goals based on Kalaris’ strategic, financial and operating performance objectives.

With respect to 2024 performance, the Kalaris board of directors awarded pro rated performance-based bonuses of $176,856 and $83,910 to Mr. Oxtoby and Dr. Nau, respectively. With respect to 2023 performance, the Kalaris board of directors awarded a performance-based bonus of $175,000 to Dr. Rezaei.

Equity Incentives

Although Kalaris does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, or any formal equity ownership guidelines applicable to them, Kalaris believes that equity grants provide its executives with a strong link to Kalaris’ long-term performance, create an ownership culture and help to align the interests of Kalaris’ executive officers and Kalaris’ stockholders. Accordingly, Kalaris uses stock options and has in the past used restricted stock awards to compensate its executive officers in the form of initial grants in connection with the commencement of employment and also at various other times, if Kalaris or they have performed as expected or better than expected. In addition, Kalaris believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes its executive officers to remain in Kalaris’ employment during the vesting period. The option awards that Kalaris has granted to its executive officers typically vest as to 1/4th of the shares subject to the option on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the option on each one-month anniversary thereafter such that the option will be fully vested on the fourth-year anniversary of the vesting commencement date. The restricted stock awards that Kalaris has granted to its executive officers vest as to 1/48th of the shares subject to the grant on each one-month anniversary of the vesting commencement date. Vesting rights cease upon termination of employment and exercise rights for previously vested stock options cease shortly after termination, though exercisability is extended in the case of death or disability.

Kalaris executive officers are eligible to participate in the Kalaris plan. All Kalaris options and restricted stock awards have been granted pursuant to the Kalaris plan. For a description of the Kalaris plan, see the section entitled “—2019 Equity Incentive Plan” beginning on page 268 of this proxy statement/prospectus.

None of the Kalaris executive officers is currently party to an employment agreement that provides for the automatic award of stock options or other stock awards. To date, Kalaris has not maintained a practice of granting additional equity on an annual basis, but has retained discretion to provide additional targeted grants in certain circumstances. Accordingly, the Kalaris board of directors periodically reviews the equity incentive compensation of the Kalaris executive officers and from time to time may grant equity incentive awards to them in the form of stock options or other stock awards.

In May 2024, Kalaris granted Mr. Oxtoby and Dr. Nau options to purchase 2,364,143 and 919,389 shares of Kalaris common stock, respectively, under the Kalaris plan. Each of these options is exercisable at a price per share of $0.17 and vests as to 1/4th of the shares subject to the option on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the option on each one-month anniversary thereafter, subject to continuous service. Kalaris did not grant stock option awards to Dr. Rezaei during the years ended December 31, 2023 and December 31, 2024.

Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including no voting rights and no right to receive dividends or dividend equivalents.

Kalaris has historically granted stock options with exercise prices that are equal to the fair market value of Kalaris common stock on the date of grant as determined by the Kalaris board of directors, based on a number of objective and subjective factors.

Outstanding Equity Awards at December 31, 2024

The following table sets forth information regarding all outstanding equity awards held by Kalaris’ named executive officers as of December 31, 2024.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date
Andrew Oxtoby	—	2,364,143	(1)	0.17	05/27/2034
Jeffrey Nau, Ph.D.	—	919,389	(2)	0.17	05/27/2034
Kourous Rezai	—	—		—	—

(1)

This option was granted on May 28, 2024 under the Kalaris plan and vests with respect to 1/4th of the shares subject to the option on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the option on each one-month anniversary thereafter, subject to continuous service.

(2)

This option was granted on May 28, 2024 under the Kalaris plan and vests with respect to 1/4th of the shares subject to the option on the one-year anniversary of the vesting commencement date and 1/48th of the shares subject to the option on each one-month anniversary thereafter, subject to continuous service.

Employment and Other Agreements with Named Executive Officers

Kalaris has entered into written employment agreements with each of its executive officers. These agreements set forth the terms of the executive officer’s compensation, including base salary, annual discretionary bonus eligibility and severance benefits, among other matters. The employment agreements with Kalaris’ named executive officers are summarized below.

Employment Agreement with Andrew Oxtoby

On February 23, 2024, Kalaris entered into an offer letter (the “Oxtoby Offer Letter”), with Andrew Oxtoby in connection with his employment as chief executive officer, effective March 4, 2024. Under the Oxtoby Offer Letter, Mr. Oxtoby is an at-will employee and his employment with Kalaris can be terminated by Mr. Oxtoby or Kalaris at any time and for no reason. Mr. Oxtoby’s annualized base salary may be increased from time to time in accordance with normal business practice and in the sole discretion of Kalaris. Mr. Oxtoby is eligible to receive an annual discretionary bonus of up to a specified percentage of his base salary for the applicable calendar year. Pursuant to the Oxtoby Offer Letter, subject to approval by the Kalaris board of directors, Mr. Oxtoby was to receive an option to purchase up to 2,364,143 shares of Kalaris common stock.

Under the Oxtoby Offer Letter, in the event of termination of Mr. Oxtoby’s employment by Kalaris without cause or by him for good reason (each as defined in the Oxtoby Offer Letter), Mr. Oxtoby is entitled to, subject to execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of six months following his cessation of employment and (ii) provided that he is eligible for and timely elected continued coverage under COBRA, payment, or reimbursement for, the monthly COBRA premiums to continue coverage for himself and eligible dependents through the period starting the date of his cessation of employment and ending on the earliest to occur of (x) six months following his cessation of employment, (y) the date he becomes eligible for group health insurance coverage through a new employer, or (z) the date he ceases to be eligible for COBRA continuation coverage for any reason. In addition, if, within three months prior to or twelve months following a change in control of Kalaris, either Mr. Oxtoby’s employment is terminated by Kalaris without cause or he resigns for good reason, Mr. Oxtoby is entitled, subject to his execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of nine months following his cessation of employment and (ii) full acceleration of the unvested equity grants previously granted to him by Kalaris.

In connection with the Oxtoby Offer Letter, the Kalaris board of directors approved an annualized base salary of $475,000 for 2024 and an annual performance bonus target percentage of 45% for Mr. Oxtoby.

Employment Agreement with Dr. Jeffrey Nau

On April 18, 2024, Kalaris entered into an offer letter (the “Nau Offer Letter”), with Jeffrey Nau in connection with his employment as chief operating officer, effective April 29, 2024. Under the Nau Offer Letter, Dr. Nau is an at-will employee and his employment with Kalaris can be terminated by Dr. Nau or Kalaris at any time and for no reason. Dr. Nau’s annualized base salary may be increased from time to time in accordance with normal business practice and in the sole discretion of Kalaris. Dr. Nau is eligible to receive an annual discretionary bonus of up to a specified percentage of his base salary for the applicable calendar year. Pursuant to the Nau Offer Letter, subject to approval by the Kalaris board of directors, Dr. Nau was to receive an option to purchase up to 919,389 shares of Kalaris common stock.

Under the Nau Offer Letter, in the event of termination of Dr. Nau’s employment by Kalaris without cause or by him for good reason (each as defined in the Nau Offer Letter), Dr. Nau is entitled to, subject to execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of six months following his cessation of employment and (ii) provided that he is eligible for and timely elected continued coverage under COBRA, payment, or reimbursement for, the monthly COBRA premiums to continue coverage for himself and eligible dependents through the period starting the date of his cessation of employment and ending on the earliest to occur of (x) six months following his cessation of employment, (y) the date he becomes eligible for group health insurance coverage through a new employer, or (z) the date he ceases to be eligible for COBRA continuation coverage for any reason. In addition, if, within three months prior to or twelve months following a change in control of Kalaris, either Dr. Nau’s employment is terminated by Kalaris without cause or he resigns for good reason, Dr. Nau is entitled, subject to his execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of nine (9) months following his cessation of employment and (ii) full acceleration of the unvested equity grants previously granted to him by Kalaris.

In connection with the Nau Offer Letter, the Kalaris board of directors approved an annualized base salary of $415,000 for 2024 and an annual performance bonus target percentage of 30% for Dr. Nau.

Employment Agreement with Dr. Kourous Rezaei

On September 17, 2021, Kalaris entered into an offer letter (the “Rezaei Offer Letter”), with Dr. Rezaei in connection with his employment as president. Under the Rezaei Offer Letter, Dr. Rezaei was an at-will employee and his employment with Kalaris could be terminated by Dr. Rezaei or Kalaris at any time and for any reason.

Pursuant to the Rezaei Offer Letter, Dr. Rezaei’s annualized base salary may have been increased from time to time in accordance with normal business practice and in the sole discretion of Kalaris. Dr. Rezaei received a sign-on bonus in connection with the commencement of his employment with Kalaris and was eligible to receive an annual retention and performance target bonus up to a specified percentage of his base salary for the applicable calendar year. Pursuant to the Rezaei Offer Letter, subject to approval by the Kalaris board of directors, Dr. Rezaei was to receive a restricted stock award for a number of shares equal to three percent (3%) of Kalaris’ fully-diluted shares outstanding following the closing of Kalaris’ Series A financing, subject to time-based vesting.

Under the Rezaei Offer Letter, in the event of the termination of Dr. Rezaei’s employment by Kalaris without cause or by him for good reason (each as defined in the Rezaei Offer Letter), Dr. Rezaei was entitled, subject to his execution of and compliance with certain restrictive covenants, to (i) continued payment of his base salary for a period of three months following his cessation of employment and (ii) acceleration of six months of vesting of the unvested shares of Kalaris common stock underlying the restricted stock award discussed above. In addition, if, within the twelve month period following a change in control of Kalaris, either Dr. Rezaei’s employment was terminated by Kalaris without cause or he resigned for good reason, Dr. Rezaei was entitled, subject to his execution of and compliance with certain restrictive covenants, (i) continued payment of his base salary for a period of six months following his cessation of employment and (ii) full acceleration of vesting of the unvested shares underlying the restricted stock award discussed above.

In connection with the Rezaei Offer Letter, the Kalaris board of directors approved an initial annualized base salary of $450,000 for Dr. Rezaei for 2021 and an annual performance bonus target percentage of 35%. Pursuant to the Rezaei Offer Letter, in 2022, Dr. Rezaei’s annualized base salary was automatically increased to $500,000. In February 2024, Dr. Rezaei received an adjustment to his base salary from $500,000 to $520,000 in order to more closely align his annual base salary with market-based salary rates.

Separation Agreement with Dr. Kourous Rezaei

In connection with Dr. Rezaei’s resignation as Kalaris’ president, effective March 4, 2024, Kalaris entered into a separation and release agreement (the “Rezaei Separation Agreement”), with Dr. Rezaei on July 1, 2024 (the “Separation Date”). Pursuant to the Rezaei Separation Agreement, Dr. Rezaei agreed to continue to provide services to Kalaris until July 1, 2024, subject to earlier termination. Pursuant to the Rezaei Separation Agreement, Dr. Rezaei was entitled to receive his then-current base salary and to participate in Kalaris’ benefit plans.

Pursuant to the Rezaei Separation Agreement, Kalaris agreed to continue to pay Dr. Rezaei his base salary, less applicable taxes and withholdings, for a period of three months following the Separation Date. In addition, Kalaris agreed to accelerate six months of vesting, as of the Separation Date, of the unvested shares of the restricted stock granted to Dr. Rezaei on February 11, 2022 and the remaining unvested shares of restricted continued to vest in equal installments through the Separation Date. The Rezaei Separation Agreement also included a general release of claims by Dr. Rezaei.

In connection with Dr. Rezaei’s resignation as Kalaris’ president on March 4, 2024, Dr. Rezaei also resigned from Kalaris’ board of directors.

Employee Invention and Non-Disclosure Agreements, Non-Competition and Non-Solicitation Agreements

Each of Kalaris’ executive officers has entered into standard forms of agreements with respect to proprietary and confidential information, and developments and inventions by such executive officer. Under these agreements, each executive officer has agreed to protect Kalaris’ confidential and proprietary information during and after the executive officer’s employment with Kalaris. In addition, under these agreements, each executive officer has agreed that Kalaris owns all developments and inventions that are developed by such executive officer within the scope of and during the period of such executive officer’s employment with Kalaris that are related to Kalaris’ business or research and development conducted or planned to be conducted by Kalaris at the time such development is created. Each executive officer has also agreed to provide Kalaris with a non-exclusive, worldwide, perpetual, transferable, irrevocable, royalty-free, fully-paid right and license to use any prior developments and inventions that such executive officer incorporates into any product, material, process or service of Kalaris.

In addition, each of Kalaris’ executive officers has entered into standard forms of agreements with respect to non-competition and non-solicitation. Under these agreements, each executive officer has agreed not to compete with Kalaris during such executive officer’s employment with Kalaris and for a period of one year after the termination or cessation of employment, and not to solicit Kalaris’ employees, independent contractors, clients, customers, accounts or business partners while employed with Kalaris and for a period of one year after the termination or cessation of employment.

Employee Benefits and Equity Compensation Plans

2019 Equity Incentive Plan

The Kalaris board of directors adopted, and the Kalaris stockholders approved, the Kalaris plan in September 2019. The Kalaris plan was amended on February 11, 2022, March 1, 2022, April 8, 2023, October 12, 2023, and May 28, 2024 to increase the number of shares of Kalaris common stock available for issuance under the Kalaris plan. At the effective time of the merger, AlloVir will assume the Kalaris plan and will assume each then-outstanding Kalaris equity award on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Kalaris plan and applicable equity award agreement immediately prior to the effective time. The number of shares of AlloVir common stock available for grant under the Kalaris plan immediately following the closing and subject to each assumed option and award of restricted stock will be determined by multiplying the number of shares of Kalaris common stock that remain available for issuance under the Kalaris plan and that are subject to the Kalaris equity award immediately prior to the effective time by the exchange ratio, rounding down to the nearest whole number of shares. The per-share exercise price of each assumed option will be determined by dividing the per-share exercise price of the Kalaris option immediately prior to the effective time by the exchange ratio, rounding up to the nearest whole cent. The material terms of the Kalaris plan are summarized below.

The Kalaris plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units. Kalaris’ employees, officers, directors, and consultants are eligible to receive awards under the Kalaris plan. Incentive stock options, however, may only be granted to Kalaris employees.

Authorized Shares. As of December 31, 2024, Kalaris had reserved an aggregate of 7,880,476 shares of Kalaris common stock for the issuance of awards under the Kalaris plan. As of December 31, 2024, 5,678,073 stock options were issued and outstanding under the Kalaris plan to purchase shares of Kalaris common stock at a weighted average exercise price of $0.16 per share, 9,126 shares of Kalaris common stock were issued and outstanding under the Kalaris plan pursuant to unvested restricted stock awards and 1,104,782 shares of Kalaris common stock remained available for the issuance of future awards under the Kalaris plan.

Plan Administration. Pursuant to the terms of the Kalaris plan, the Kalaris board of directors (or a committee delegated by the Kalaris board of directors) (the “Committee”) administers the Kalaris plan and, subject to any limitations in the Kalaris plan, selects the recipients of awards and determines:

•	the number of shares of Kalaris common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•

the exercise price of options, which must be at least equal to the fair market value of a share of Kalaris common stock on the date of grant unless expressly determined in writing by the Committee on the option grant date; and

•

the number of shares of Kalaris common stock subject to any stock appreciation rights, restricted stock awards, or restricted stock units and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price (though the exercise price of stock appreciation rights must be at least equal to the fair market value of a share of Kalaris common stock on the date of grant and the duration of such awards may not be in excess of ten years).

Transferability of Awards. Except as permitted by the Committee, awards granted under the Kalaris plan may not be pledged, hypothecated, assigned or otherwise transferred other than by will or by the laws of descent and distribution, and, with respect to nonqualified stock options, by instrument to certain inter vivos or testamentary trusts or by gift to certain family members. Unless an award is transferred pursuant to the terms of the Kalaris plan, during the lifetime of the participant, an award will be exercisable only by the participant or the participant’s legal representative.

Effect of Certain Changes in Capitalization. In the event that the number of outstanding shares of Kalaris common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in the capital structure of Kalaris affecting shares of Kalaris common stock without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Kalaris plan, (i) the number of shares of Kalaris common stock reserved for issuance under the Kalaris plan, (ii) the exercise prices of and number of shares of Kalaris common stock subject to outstanding options and stock appreciation rights, and (iii) the purchase prices of and/or number of shares of Kalaris common stock subject to other outstanding awards, will (to the extent appropriate) be proportionately adjusted, subject to any required action by Kalaris’ board of directors or stockholders and compliance with applicable securities laws.

Effect of Certain Corporate Transactions. In the event that Kalaris is subject to an Acquisition (as defined in the Kalaris plan) or Other Combination (as defined in the Kalaris plan), outstanding awards under the Kalaris plan will be subject to the agreement evidencing the Acquisition or Other Combination, which need not treat all outstanding awards in an identical manner. Such agreement, without the participant’s consent, will provide for one or more of the following with respect to all outstanding awards as of the effective date of such Acquisition or Other Combination:

•	The continuation of such outstanding awards by Kalaris (if Kalaris is the successor entity).

•

The assumption of outstanding awards by the successor or acquiring entity (if any) in such Acquisition or Other Combination (or the parent entity thereof), which assumption will be binding on all participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right or any award that is subject to the rules of Section 409A of the tax code will be adjusted appropriately.

•

The substitution by the successor or acquiring entity in such Acquisition or Other Combination (or the parent entity thereof) of equivalent awards with substantially the same terms for such outstanding awards; provided that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right any award that is subject to the rules of Section 409A of the tax code will be adjusted appropriately.

•	The full or partial exercisability or vesting and accelerated expiration of outstanding awards.

•

The settlement of the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or the parent entity thereof) with a fair market value equal to the required amount, followed by the cancellation of such awards. Subject to applicable tax rules, such payment may be made in installments and may be deferred until the date or dates when the award would have become exercisable or vested, and may be subject to vesting based on the participant’s continued service (provided that the vesting schedule may not be less favorable to the participant than the schedule under which the award would have otherwise become vested or exercisable without the participant’s consent).

•	The cancellation of outstanding awards in exchange for no consideration.

Immediately following an Acquisition or Other Combination, outstanding awards will terminate and cease to be outstanding, except to the extent such awards have been continued, assumed or substituted, as described above. An award will be considered assumed if, following the Acquisition or Other Combination, the award confers the right to purchase or receive, for each share of Kalaris common stock subject to the award immediately prior to the Acquisition or Other Combination, the consideration (whether stock, cash, or other securities or property) received in the Acquisition or Other Combination by holders of shares of Kalaris common stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares). However, if the consideration received in the Acquisition or Other Combination is not solely common stock of the successor corporation or its parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an option or stock appreciation right or upon settlement of a restricted stock unit, for each share subject to such award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Kalaris common stock in the Acquisition or Other Combination.

Amendment of Plan and Awards. The Committee may at any time terminate or amend the Kalaris plan in any respect, including the amendment of any form of award agreement or instrument to be executed pursuant to the Kalaris plan. However, the Committee will not, without the approval of the Kalaris stockholders, amend the Kalaris plan in any manner that requires stockholder approval pursuant to the Internal Revenue Code of 1986, as amended (or the regulations promulgated thereunder) as such provisions relate to incentive stock options. The termination of the Kalaris plan, or any amendment thereof, will not affect any share previously issued or any award previously granted under the Kalaris plan.

The Committee may modify, extend or renew outstanding options and authorize the grant of new options in substitution therefor, provided that any such action may not, without the written consent of a participant, impair any of the participant’s rights under any previously granted option.

The Committee may authorize Kalaris, with the consent of the affected participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. Without prior stockholder approval, the Committee may reprice options or stock appreciation rights (and where such repricing is a reduction in the exercise price, the consent of the affected participants is not required as long as written notice is provided to the affected participants). The Committee may at any time buy from a participant an award previously granted with payment in cash, shares of Kalaris common stock (including restricted stock) or other consideration, based on such terms and conditions as the Committee and the participant may agree.

Termination. Unless earlier terminated as described above, the Kalaris plan will automatically terminate ten years after the later of (i) the date the Kalaris plan was adopted by the Kalaris board of directors, and (ii) the date of the most recent increase in the number of shares of Kalaris common stock reserved for issuance under the Kalaris plan approved by Kalaris’ stockholders.

401(k) Plan

Kalaris sponsors a 401(k) plan, which allows for eligible employees to elect to contribute to the 401(k) plan, subject to certain limitations of eligible compensation. Pursuant to the terms of such 401(k) plan, Kalaris may make discretionary matching contributions under and pursuant to the terms of the plan and applicable law. However, no such contributions have been made by Kalaris to date.

Other Benefits

Kalaris’ executive officers are eligible to participate in Kalaris’ employee bonus and benefit programs that Kalaris establishes and makes available to Kalaris employees from time to time, including its health and welfare plans.

Kalaris Director Compensation

The table below shows all compensation paid to all of Kalaris’ non-employee directors during the year ended December 31, 2024.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Anthony P. Adamis, M.D.	—	—	—		—	—		—
Srinivas Akkaraju, M.D., Ph.D.	—	—	—		—	—		—
Michael Dybbs, Ph.D.	—	—	—		—	—		—
Napoleone Ferrara, M.D.	—	—	—		—	50,000	(2)	50,000
Samir Patel, M.D.	—	—	307,449	(3)	—	—		307,339

(1)	The table immediately below indicates each director’s outstanding option awards as of December 31, 2024.
(2)

Represents consideration paid during the year ended December 31, 2024 pursuant to the terms of a consulting agreement Dr. Ferrara entered with Kalaris that is unrelated to his service on Kalaris’ board of directors. For additional information on the consulting agreement with Dr. Ferrara, please see the section titled “Certain Relationships and Related Party Transactions of the Combined Company—Kalaris Transactions—Consulting Agreement with Napoleone Ferrara” beginning on page 414 of this proxy statement/prospectus.

(3)

Represents the aggregate grant date fair value of stock options awarded in 2024, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value are set forth in note 10 to Kalaris’ unaudited financial statements appearing at the end of this proxy/statement prospectus regarding assumptions underlying the valuation of equity awards. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by Dr. Patel upon the vesting of the stock options, the exercise of the stock options or the sale of Kalaris common stock underlying such stock options. As of December 31, 2024, Dr. Patel held 525,365 shares of Kalaris common stock subject to outstanding option awards, which were granted to him in connection with his service as Executive Chair of Kalaris.

As of December 31, 2024, Kalaris’ non-employee directors held the following outstanding option awards:

Name	Option awards
Anthony P. Adamis, M.D.	161,082
Srinivas Akkaraju, M.D., Ph.D.	—
Michael Dybbs, Ph.D.	—
Napoleone Ferrara, M.D.	—
Samir Patel, M.D.	525,365

Kalaris’ non-employee directors did not receive any compensation for service as directors during the year ended December 31, 2024, other than an option grant to Dr. Patel for his service as Executive Chair of Kalaris. In addition, during the year ended December 31, 2024, Kalaris did not provide any additional compensation to Mr. Oxtoby, its current president and chief executive officer, or Dr. Rezaei, its former president, for their service as directors. Mr. Oxtoby’s and Dr. Rezaei’s compensation as a named executive officers is set forth above under “Kalaris’ Executive Compensation-Summary Compensation Table”. In connection with Dr. Rezaei’s resignation as Kalaris’ president, effective March 4, 2024, Dr. Rezaei also resigned from the Kalaris board of directors. In connection with Mr. Oxtoby’s commencing employment as Kalaris’ president and chief executive officer, effective March 4, 2024, Mr. Oxtoby also became a member of the Kalaris board of directors.

MATTERS BEING SUBMITTED TO A VOTE OF ALLOVIR STOCKHOLDERS

PROPOSAL NO. 1-THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the AlloVir special meeting, AlloVir stockholders will be asked to approve (i) the issuance of shares of AlloVir common stock to the Kalaris stockholders pursuant to the merger agreement and Nasdaq Listing Rule 5635(a), which shares of AlloVir common stock will represent more than 20% of the shares of AlloVir common stock outstanding immediately prior to the merger and (ii) the change of control of AlloVir resulting from the merger pursuant to Nasdaq Listing Rule 5635(b).

Immediately following the merger, it is expected that the former Kalaris securityholders are expected to own approximately 75.34% of the combined company, the former AlloVir securityholders are expected to own approximately 24.66% of the combined company, in each case, on a fully-diluted basis (excluding any shares reserved for future equity awards) and subject to certain assumptions, including, but not limited to, (a) AlloVir’s valuation of $116 million, which is subject to adjustment to the extent AlloVir’s net cash at closing of the merger is above or below $100 million by more than $1 million, in which case AlloVir’s valuation will be adjusted on a dollar-for-dollar basis by the difference of (i) AlloVir’s net cash at closing of the merger and (ii) $100 million, and (b) a valuation for Kalaris of $347 million.

The terms of, reasons for and other aspects of the merger agreement, the merger and the issuance of AlloVir common stock in the merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock (or securities convertible into or exchangeable for common stock), among other things, in connection with the acquisition of another company’s stock, if (x) pursuant to Nasdaq Listing Rule 5635(a)(1), such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities, or (y) pursuant to Nasdaq Listing Rule 5635(a)(2), any director, officer or “Substantial Shareholder” (as defined by Nasdaq Listing Rule 5635(e)(3)) of such company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more. The potential issuance of the shares of AlloVir common stock in the merger exceeds 20% under the Nasdaq Listing Rules and is expected to represent approximately 75.34% of AlloVir’s common stock immediately following the merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a), AlloVir must obtain the approval of AlloVir stockholders for the issuance of these shares of AlloVir common stock in the merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. It is expected that Nasdaq will determine that the merger constitutes a

“change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), AlloVir must obtain the approval of AlloVir stockholders of the change of control resulting from the merger.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AlloVir common stock entitled to vote at the AlloVir special meeting is required to approve the Nasdaq stock issuance proposal. Abstentions and broker non-votes, if any, will have no effect on the Nasdaq stock issuance proposal.

The merger is conditioned upon the approval of the Nasdaq stock issuance proposal (or the waiver thereof in accordance with the terms of the merger agreement). Notwithstanding the approval of the Nasdaq stock issuance proposal, if the merger is not consummated for any reason, the actions contemplated by the Nasdaq stock issuance proposal will not be effected.

Certain of AlloVir’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Nasdaq stock issuance proposal, subject to the terms of the support agreements. See “Agreements Related to the Merger—Support Agreements” beginning on page 244 of this proxy statement/prospectus for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Nasdaq stock issuance proposal.

THE ALLOVIR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2-2020 PLAN AMENDMENT PROPOSAL

Why AlloVir is Requesting AlloVir Stockholder Approval of an Amendment to the 2020 Stock Option and Grant Plan

AlloVir is asking the AlloVir stockholders to approve an amendment (the “Amendment”) to AlloVir’s 2020 Plan. We refer to the 2020 Plan, as amended by the Amendment, as the “Amended Plan.” The AlloVir board of directors believes that the combined company’s growth and success will depend, in large part, on its ability to maintain a competitive position by attracting, retaining and motivating key employees with experience and ability to advance the combined company’s clinical and business objectives, thereby creating value for all of the combined company’s stakeholders. Central to these objectives will be a stock-based compensation program. To that end, on February 5, 2025, the AlloVir board of directors adopted the Amendment subject to the closing of the merger and stockholder approval.

At the AlloVir special meeting, AlloVir stockholders will be asked to consider and vote upon a proposal to approve the Amendment, which (i) increases the number of shares of AlloVir common stock reserved for future issuance under the 2020 Plan by a number of shares of AlloVir common stock equal to five (5) percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger, (ii) establishes a new maximum aggregate number of shares of AlloVir common stock that may be granted subject to incentive stock options under the Amended Plan, and (iii) extends the term of the 2020 Plan to the tenth (10th) anniversary of the closing of the merger. The 2020 Plan was originally adopted by the AlloVir board of directors on July 2, 2020 and approved by the AlloVir stockholders on July 22, 2020. The Amended Plan will be used following the closing of the merger, together with the Kalaris plan, which will be assumed by AlloVir upon the closing of the merger, to grant equity awards to the combined company’s employees, officers, non-employee directors, consultants and advisors. The number of shares remaining available for issuance under the 2020 Plan, together with the number of shares of AlloVir common stock expected to be available for issuance under the Kalaris plan upon its assumption by AlloVir, is insufficient to meet these needs and would thus impede the combined company’s ability to properly compensate, motivate, incentivize and retain key talent. The AlloVir board of directors believes the proposed dilution to stockholders as a result of the Amendment is judicious and sustainable and, importantly, critical to meet the combined company’s business goals. If this proposal is approved by AlloVir’s stockholders, the combined company will register the additional shares reserved for issuance under the Amended Plan by filing a Registration Statement on Form S-8 as soon as practicable following such approval. The combined company may need to wait at least 60 calendar days after the closing to file a Form S-8 for any equity plans or awards such as the 2020 Plan and the Kalaris plan.

The combined company intends to utilize the Amended Plan and the Kalaris plan as AlloVir has utilized the 2020 Plan: specifically, to grant equity awards to the combined company’s employees, officers, non-employee directors, consultants, and advisors in order to recruit, incentivize, retain and reward those who are critical to the combined company’s success. The AlloVir board of directors determined the requested number of shares for the Amended Plan, in consultation with Kalaris, based on projected annual equity awards to eligible participants, projected employee recognition and promotion awards, and anticipated new-hire awards. If AlloVir stockholders approve the Amendment, then, subject to adjustment in the event of stock splits and other similar events awards may be made under the Amended Plan for up to the sum of (A) 348,205 shares of AlloVir common stock (for the avoidance of doubt, before giving effect to any increases to this figure that occurred pursuant to (C) below between January 1, 2021 and the date of the AlloVir special meeting); plus (B) a number of shares of AlloVir common stock equal to five (5) percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger; plus (C) an annual increase to be added on each January 1 on and following January 1, 2021 during the term of the Amended Plan, of a number of shares equal to five (5) percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the administrator of the Amended Plan; plus (D) the number of shares subject to outstanding AlloVir awards granted under the 2018 plan, which awards are forfeited, canceled, reacquired by AlloVir prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise), or which shares are held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding.

Up to 15,250,000 (after giving effect to the reverse stock split) of the shares of AlloVir common stock available for issuance under the Amended Plan may be issued as incentive stock options under the Amended Plan, subject to adjustment under the terms of the Amended Plan. The Amended Plan will have a term of ten years following the closing of the merger. The proposed Amended Plan includes several features that are consistent with protecting the interests of the stockholders of the combined company and sound corporate governance practices, as described below. If AlloVir stockholders do not approve the Amendment, the 2020 Plan will remain in effect pursuant to its existing terms.

The following table includes information, as of January 15, 2025 and in each case after giving effect to the reverse stock split, regarding (i) all of AlloVir’s outstanding equity awards (under all of AlloVir’s equity-based compensation plans or arrangements under which shares of AlloVir common stock may be issued but excluding the ESPP), (ii) the number of shares available for future awards under the 2020 Plan, before giving effect to the annual share increase to take effect on January 1, 2026, and (iii) the number of shares of AlloVir common stock outstanding. The table also includes information, as of January 15, 2025 regarding the number of shares of Kalaris common stock that remain available for issuance under the Kalaris plan and the number of outstanding stock options and shares of restricted stock granted under the Kalaris plan, which AlloVir will assume as part of the merger, on an as-converted to AlloVir common stock basis (assuming for this purpose that the merger was consummated as of January 15, 2025) at an assumed exchange ratio of 0.2198 shares of AlloVir common stock for each share of Kalaris capital stock):

Number of outstanding AlloVir options under AlloVir equity incentive plans	262,287
Weighted average exercise price of outstanding AlloVir options under AlloVir equity incentive plans	$359.05
Weighted average remaining contractual term of outstanding AlloVir options under AlloVir equity incentive plans (years)	6.72
Number of outstanding AlloVir restricted stock units (“RSUs”) under AlloVir equity incentive plans	26,704
Remaining shares of AlloVir common stock available under the 2020 Plan, without regard to any annual share increase on or after January 1, 2026	910,033
Shares of AlloVir common stock outstanding	5,040,851
Estimated number of outstanding Kalaris options under Kalaris plan, on an as-converted basis	1,248,040
Estimated weighted average exercise price of Kalaris options under Kalaris plan, on an as-converted basis	$0.75
Weighted average remaining contractual term of outstanding Kalaris options under Kalaris plan	9.19
Estimated number of outstanding shares of restricted stock under Kalaris plan, on an as-converted basis	1,852
Estimated number of shares available for grant under Kalaris plan, on an as-converted basis	242,831
Estimated number of shares requested for approval under the Amendment	994,039
Total number of shares of AlloVir common stock authorized for issuance under the 2020 Plan, without regard to any annual share increase on or after January 1, 2026 or the Amendment	1,334,355
Estimated total number of shares available for the grant of new awards under all equity-based compensation plans, assuming assumption of the Kalaris plan and stockholder approval of the Amendment, but without regard to any annual share increase on or after January 1, 2026	2,146,903
Estimated number of shares of AlloVir common stock outstanding following the closing of the merger	19,880,786

As of January 15, 2025, (i) there were no shares of restricted stock, stock appreciation rights, cash-based awards or dividend equivalent rights outstanding under the 2020 Plan and (ii) there were no stock appreciation rights, RSUs or any other stock-based awards outstanding under the Kalaris plan.

AlloVir expects that the proposed share pool under the Amended Plan, together with the estimated share pool available following the closing of the merger under the assumed Kalaris plan, will allow the combined company to continue to grant market-competitive equity awards, but the duration of the share pools may vary based on changes in participation and the combined company’s stock price.

If the Amendment is not approved by AlloVir stockholders, the combined company may not be able to make long-term equity incentive awards that are sufficient to meet its needs. The inability to make competitive equity awards to retain talented employees in a highly competitive market could have an adverse impact on the combined company’s business and future prospects. Further, if the Amendment is not approved, the combined company could be forced to increase cash compensation, which will reduce the resources the combined company intends to allocate to meeting its clinical and business needs and objectives. Therefore, the approval of the Amendment is vital to the combined company’s future success.

The AlloVir board of directors believes approval of the Amendment is in the best interests of AlloVir and its stockholders and recommends a vote “FOR” the approval of the Amendment.

Following below is a discussion of:

•	Highlights of the Amended Plan;

•	Reasons Why AlloVir Stockholders Should Approve the Amendment;

•	Information Regarding Overhang; and

•	Description of the Amended Plan.

Highlights of the Amended Plan

The Amended Plan includes several features that are consistent with protecting the interests of AlloVir stockholders and sound corporate governance practices.

Clawback Policy. In accepting an award granted under the Amended Plan, a participant agrees to be bound by any clawback policy that AlloVir has in effect or may adopt in the future.

No Automatic Vesting of Awards on a Change in Control Event. The Amended Plan does not provide for the automatic vesting of awards in connection with a change in control event.

Limit on Non-Employee Director Compensation. The value of all awards granted under the Amended Plan and all other cash compensation paid by the combined company to any non-employee director in any calendar year for services as a non-employee director may not exceed $1,000,000 in the first calendar year an individual becomes a non-employee director and $750,000 in any other calendar year. For purposes of this limitation, the value of any award is its grant date fair value, as determined for financial reporting purposes, but excluding the impact of estimated forfeitures related to service-based vesting provisions.

Material Amendments Require Stockholder Approval. To the extent required under the rules of any securities exchange or market system on which AlloVir’s common stock is listed, to the extent determined by the administrator of the Amended Plan to be required by the Code, to ensure that incentive stock options granted under the Amended Plan are qualified under Section 422 of the Code, or to the extent otherwise required by applicable laws, amendments to the Amended Plan are subject to approval by AlloVir’s stockholders.

Reasons AlloVir’s Stockholders Should Approve the Amendment

Incentivizes, Retains and Motivates Talent. It is critical to the combined company’s success that it incentivizes, retains and motivates the best talent in what is a tremendously competitive labor market. The combined company’s equity-based compensation program will be a key component in its ability to pay market-competitive compensation to its employees and other service providers.

Aligns with a Pay-for-Performance Compensation Philosophy. AlloVir believes that equity-based compensation is fundamentally performance-based. As the value of the combined company’s common stock appreciates, its employees and other service providers receive greater compensation while the combined company’s stockholders receive a greater return on their investment. Conversely, if the stock price does not appreciate following the grant of an equity award, then employees would not realize any compensation benefit in respect of stock options and would receive lower than intended compensation in respect of RSUs.

Aligns Employee and Director Interests with Stockholder Interests. Providing employees and non-employee directors with compensation in the form of equity directly aligns the interests of those employees and directors with the interests of the combined company’s stockholders. If the Amendment is approved by AlloVir stockholders, the combined company will be able to continue fostering this alignment between its employees and non-employee directors and stockholders by granting meaningful equity-based incentives.

Consistent with Stockholder Interests and Sound Corporate Governance. As described under the heading above entitled “Highlights of the Amended Plan” and more thoroughly below, the Amended Plan purposefully includes features that are consistent with the interests of the stockholders of the combined company and sound corporate governance.

Information Regarding Overhang

In developing AlloVir’s share request for the Amended Plan and analyzing the impact of utilizing equity as a means of compensation on AlloVir’s stockholders, AlloVir considered its “overhang.”

Overhang is a measure of potential dilution, which AlloVir defines as the sum of (i) the total number of shares underlying all equity awards outstanding and (ii) the total number of shares available for future award grants, divided by the number of shares of common stock outstanding. As of January 15, 2025 (and after giving effect to the reverse stock split), there were 288,991 shares underlying all AlloVir equity awards outstanding, 910,033 shares available under the 2020 Plan for future awards between January 15, 2025 and the date of the AlloVir special meeting, and 5,040,851 shares of AlloVir common stock outstanding. Accordingly, AlloVir’s overhang at January 15, 2025 was 23.79%. If (i) the closing of the merger occurs, (ii) the Kalaris plan and the awards thereunder are assumed and converted into shares of AlloVir common stock (assuming for this purpose that the merger was consummated as of January 15, 2025 at an assumed exchange ratio of 0.2198 shares of AlloVir common stock for each share of Kalaris capital stock), (iii) 14,813,231 shares of AlloVir common stock are issued in the transaction to Kalaris’ securityholders (which number does not include shares of AlloVir common stock to be issued upon conversion of the convertible promissory notes that are expected to be issued in the additional permitted bridge financing) and (iv) the Amendment is approved, then there would be 1,538,883 shares underlying all equity awards outstanding and 2,146,903 shares available under the Amended Plan and the Kalaris plan, and overhang on January 15, 2025 would have been 18.54%. The overhang figures above reflect the evergreen increases that occurred under the 2020 Plan on each January 1, 2021 through December 31, 2025, but do not reflect any evergreen increases in future years.

Equity Compensation Plan Information

For more information on AlloVir’s equity compensation plans, please see section titled “Equity Compensation Plan Information” contained elsewhere in this prospectus/proxy statement.

Description of the Amended Plan

The following description of certain features of the Amended Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Amended Plan, which is included as Annex F to this proxy statement/prospectus, and the full text of the Amendment, which is included as Annex G to this proxy statement/prospectus.

Administration. The Amended Plan will be administered by the board of directors of the combined company or its compensation committee or a similar committee performing the functions of the compensation committee and which is comprised of not less than two independent non-employee directors (the “administrator”). The administrator has the power and authority to grant awards consistent with the terms of the Amended Plan, including to select the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award. The administrator may delegate to a committee consisting of one or more officers of the combined company the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act, subject to certain limitations and guidelines.

Neither the combined company’s board of directors nor its compensation committee, nor any member of either or any delegate thereof, will be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Amended Plan, and the members of the combined company’s board of directors and its compensation committee (and any delegate thereof) will be entitled in all cases to indemnification and reimbursement by the combined company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the combined company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the combined company.

Awards granted under the Amended Plan shall be subject to the combined company’s clawback policy, as the same may be adopted or in effect from time to time.

Shares Available for Awards; Share Counting Rules. Subject to adjustment in the event of stock dividends, stock splits, extraordinary cash dividends, recapitalizations, reorganizations, and other similar events, the maximum number of shares of AlloVir common stock reserved and available for issuance under the Amended Plan will be (i) 348,205 shares (the “Initial Limit”), plus (ii) effective as of the closing date of the merger, a number of shares of AlloVir common stock as is equal to five (5) percent of the total number of shares of AlloVir common stock that are issued and outstanding immediately following the closing of the merger, plus (iii) on January 1, 2021 and on each January 1 thereafter during the term of the Amended Plan, the number of shares of AlloVir common stock reserved and available for issuance under the Amended Plan will be cumulatively increased by five (5) percent of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of the combined company’s common stock that may be issued in the form of incentive stock options will not exceed 15,250,000 (after giving effect to the reverse stock split). For purposes of this limitation, the shares of AlloVir common stock underlying any awards under the Amended Plan and the shares of common stock under the 2018 Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the combined company prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Amended Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, to the shares of stock that may be issued as incentive stock options. In the event the combined company repurchases share of its common stock on the open market, such shares will not be added to the shares available for issuance under the Amended Plan. Subject to such overall limitations, shares of stock may be issued up to such maximum number pursuant to any type or types of award.

Awards to Non-Employee Directors. The value of all awards awarded under the Amended Plan and all other cash compensation paid by the combined company to any non-employee director in any calendar year for services as a non-employee director will not exceed: (i) $1,000,000 in the first calendar year an individual becomes a non-employee director and (ii) $750,000 in any other calendar year. For the purpose of this limitation, the value of any award will be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

Eligibility; Plan Limits. All employees, non-employee directors and consultants of the combined company and its affiliates are eligible to participate in the Amended Plan, subject to the discretion of the administrator. As of January 15, 2025, approximately 14 individuals were eligible to participate in the Amended Plan, which includes 3 executive officers, 3 employees who are not executive officers, 7 non-employee directors and 1 consultant. There are certain limits on the number of awards that may be granted under the Amended Plan. For example, no more than 15,250,000 shares of the combined company’s common stock may be granted in the form of incentive stock options.

On January 31, 2025, the last reported sale price of AlloVir common stock on The Nasdaq Capital Market was $9.42. Based solely on the last reported sale price of AlloVir common stock on The Nasdaq Capital Market on January 31, 2025, and the maximum number of shares that would have been available for awards as of January 15, 2025, the maximum aggregate market value of the common stock that could potentially be issued under the Amended Plan is $17,936,358.

Stock Options. The Amended Plan permits the granting of (i) options to purchase shares of the combined company’s common stock intended to qualify as incentive stock options under Section 422 of the Code, and (ii) options that do not so qualify. Options granted under the Amended Plan will be non-qualified options if they fail to qualify as incentive stock options. Incentive stock options may only be granted to employees of the combined company (including employees of the subsidiaries of the combined company, if any). Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and consultants. The option exercise price of each option will be determined by the administrator. Except in the case of options (i) granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) granted to individuals who are not subject to U.S. income tax on the date of grant or (iii) that are compliant with Section 409A of the Code, the exercise price of an option may not be less than 100% of the fair market value of a share of the combined company’s common stock on the date of grant. Fair market value for this purpose will be determined by reference to the price of the shares of the combined company’s common stock on The Nasdaq Capital Market.

The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the administrator. In general, unless otherwise permitted by the administrator, no option granted under the Amended Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and options may be exercised during the optionee’s lifetime only by the optionee, or by the optionee’s legal representative or guardian in the case of the optionee’s incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to ownership following such procedures as the combined company may provide) of shares of common stock that are beneficially owned by the optionee and that are not subject to risk of forfeiture. The exercise price may also be delivered to the combined company by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive stock options, options must meet certain federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

Stock Appreciation Rights. The administrator may award stock appreciation rights subject to such conditions and restrictions as the administrator may determine. Stock appreciation rights entitle the recipient to shares of common stock or cash equal to the value of the appreciation in the combined company’s stock price over the exercise price. The exercise price of a stock appreciation right may not be less than 100% of the fair market value of a share of the combined company’s common stock on the date of grant. The term of a stock appreciation right may not exceed ten years.

Restricted Stock Awards. The administrator may award shares of the combined company’s common stock to participants subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment (or other service relationship) with the combined company through a specified restricted period. Upon the grant of a restricted stock award and payment of any applicable purchase price, the grantee will have the rights of a stockholder with respect to the voting of the restricted shares and receipt of dividends; provided that if the vesting conditions of the restricted stock award are tied to the attainment of performance goals, any dividends paid by the combined company during the performance period will accrue and will not be paid to the grantee until the performance goals are met. Restricted stock awards may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the Amended Plan or in the applicable restricted stock award agreement.

Restricted Stock Units. The administrator may award restricted stock units to participants. Restricted stock units are ultimately payable in the form of shares of common stock or cash subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment (or other service relationship) with AlloVir through a specified vesting period. In the administrator’s sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant’s compliance with the procedures established by the administrator and requirements of Section 409A of the Code.

Unrestricted Stock Awards. The administrator may also grant (or sell at par value or such higher purchase price determined by the administrator) shares of common stock that are free from any restrictions under the Amended Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Cash-Based Awards. The administrator may grant cash-based awards under the Amended Plan, which entitle a participant to a payment in cash subject to such conditions and restrictions as the administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment (or other service relationship) with the combined company through a specified vesting period.

Dividend Equivalent Rights. The administrator may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid as if the recipient had held specified shares of common stock. Dividend equivalent rights may be granted as a component of an award of RSUs or as a freestanding award and will be paid only if the related award becomes vested. Dividend equivalent rights may not be granted as a component of a stock option or stock appreciation right award. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

Change of Control Provisions. In the event of a “sale event,” as defined in the Amended Plan, awards under the Amended Plan may be assumed, continued or substituted. In the event that awards are not assumed, continued or substituted, except as otherwise provided in the award agreement, upon the effective time of the sale event, all awards with time-based conditions or restrictions will become vested and exercisable or non-forfeitable upon the sale event, and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award agreement. In the event awards are terminated in connection with the sale event, either (i) the combined company may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the difference between the amount of the per-share consideration payable in the sale event and the exercise price of the options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per-share consideration, such option or stock appreciation right shall be cancelled for no consideration), or (ii) each participant will be permitted, within a specified period of time prior to the consummation of the sale event, to exercise all outstanding options and stock appreciation rights, to the extent then exercisable, held by such participant. The combined company shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per-share consideration multiplied by the number of vested shares under such awards.

Termination of Service. Except as may otherwise be provided by the administrator, if a participant’s employment (or other service relationship) with the combined company terminates for any reason, any restricted shares that have not vested at the time of termination will automatically and without any requirement of notice to such participant from or other action by or on behalf of, the combined company, be deemed to have been reacquired by the combined company at its original purchase price (if any) from such participant simultaneously with such termination, and thereafter will cease to represent any ownership of the combined company by the participant or rights of the participant as a stockholder. Except as may otherwise be provided by the administrator, a participant’s right in all restricted stock units that have not vested, or any rights in dividend equivalent rights, will automatically terminate upon the participant’s termination of employment (or cessation of service relationship) with the combined company for any reason.

Adjustments for Stock Dividends, Stock Splits, Etc. The Amended Plan requires the administrator to make appropriate adjustments to (i) the number of shares of common stock that are reserved for issuance under the Amended Plan, including the maximum number of shares that may be issued in the form of incentive stock options, (ii) the number and kind of shares or other securities subject to any awards outstanding under the Amended Plan, (iii) the repurchase price, if any, for outstanding restricted stock awards, and (iv) the exercise price for outstanding options and stock appreciation rights, in each case to reflect stock dividends, stock splits, extraordinary cash dividends, recapitalizations, reorganizations, and other similar events.

Tax Withholding. Participants in the Amended Plan are responsible for the payment of any federal, state or local taxes that the combined company will be required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The administrator may require that tax withholding obligations be satisfied by withholding shares of common stock to be issued pursuant to exercise or vesting. The administrator may also require the combined company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to it in an amount that would satisfy the withholding amount due.

Amendments and Termination. The combined company’s board of directors may at any time amend or discontinue the Amended Plan and the administrator may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent. To the extent required under the rules of Nasdaq, to the extent determined by the administrator to be required by the Code to preserve the qualified status of incentive stock options, or to the extent otherwise required by applicable laws, any amendments of the Amended Plan will be subject to approval by AlloVir’s stockholders.

Provisions for Foreign Award Recipients. In order to comply with the laws in other countries in which the combined company’s operates or has employees or other individuals eligible for awards, the administrator, in its sole discretion, will have the power and authority to determine which individuals outside the United States are eligible to participate in the Amended Plan, modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable foreign laws, establish subplans and modify exercise procedures and other terms and procedures, to the extent the administrator determines such actions to be necessary or advisable, and take any action, before or after an award is granted, that the administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the administrator may not take any actions, and no awards will be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States law.

Effective Date of Plan. The 2020 Plan was adopted by AlloVir’s board of directors on July 2, 2020 and approved by its stockholders on July 22, 2020. If the Amendment is approved by AlloVir’s stockholders, no awards may be granted under the Amended Plan after the date that is ten years from the date of stockholder approval.

Awards Granted under the 2020 Plan

The following table sets forth information about equity-based awards granted under the 2020 Plan since adoption of the 2020 Plan through January 15, 2025, to the individuals and groups described in the below table.

Name and Position	Dollar Value	Number of Shares of Common Stock Underlying Stock Options and Restricted Stock Units
Diana Brainard, M.D., former Chief Executive Officer(1)	$1,078,750	123,145
Vikas Sinha, Chief Executive Officer, President and Chief Financial Officer(2)	$535,770	61,161
Edward Miller, General Counsel and Secretary	$253,444	28,932
All current executive officers as a group	$2,012,023	229,683
All current directors who are not executive officers as a group	$940,001	107,306
Each nominee for election as a director	—	—
Each associate of any of such directors, executive officers or nominees	—	—
Each other person who received or is to receive 5 percent or more of such stock options, warrants or rights	—	—
All employees, including all current officers who are not executive officers, as a group	$77,605	8,859

(1)	On December 19, 2024, the AlloVir board of directors determined that Dr. Brainard would no longer serve as AlloVir’s chief executive officer, effective as of December 19, 2024.
(2)	Effective as of December 19, 2024, the AlloVir board of directors appointed Vikas Sinha, AlloVir’s president and chief financial officer, as AlloVir’s chief executive officer.

New Plan Benefits

The granting of awards under the Amended Plan is discretionary, and AlloVir cannot now determine the number or type of awards to be granted in the future to any particular person or group.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to awards granted under the Amended Plan. This summary is based on the federal tax laws in effect as of the date of this proxy statement/prospectus. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options. A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by the combined company or its corporate parent or 50% or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under “Non-Qualified Stock Options.” The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-Qualified Stock Options. A participant will not have income upon the grant of a non-qualified stock option. A participant will have compensation income upon the exercise of a non-qualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights. A participant will not have income upon the grant of a stock appreciation right. A participant generally will recognize compensation income upon the exercise of a stock appreciation right equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the stock appreciation right was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units. A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the shares of the combined company’s common stock are delivered with respect to the restricted stock units (which may be upon vesting or may be at a later date), the participant will have income on the date of delivery in an amount equal to the fair market value of the stock on such date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Dividend Equivalent Rights and Cash-Based Awards. The tax consequences associated with any dividend equivalent rights and cash-based awards granted under the Amended Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, and the participant’s tax basis for the award.

Tax Consequences to AlloVir. There will be no tax consequences to AlloVir except that the combined company will be entitled to a deduction when a participant has compensation income, subject to the limitations of Section 162(m) of the Code.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AlloVir common stock entitled to vote at the AlloVir special meeting is required to approve the 2020 plan amendment proposal. The 2020 plan amendment proposal is further conditioned upon the approval of the Nasdaq stock issuance proposal. Abstentions and broker non-votes, if any, will have no effect on the 2020 plan amendment proposal.

THE ALLOVIR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE 2020 PLAN AMENDMENT PROPOSAL.

PROPOSAL NO. 3-THE ADJOURNMENT PROPOSAL

General

If AlloVir fails to receive a sufficient number of votes to approve the Nasdaq stock issuance proposal, AlloVir may propose to adjourn the AlloVir special meeting to a later date or dates, if necessary or appropriate, for the purpose of soliciting additional proxies to approve the Nasdaq stock issuance proposal. AlloVir currently does not intend to propose adjournment at the AlloVir special meeting if there are sufficient votes to approve the Nasdaq stock issuance proposal.

If a quorum is not present at the AlloVir special meeting, under AlloVir’s bylaws, either the holders of voting stock representing a majority of the voting power present at the meeting or the chair of the AlloVir special meeting will have the power to adjourn the AlloVir special meeting until a quorum is present or represented.

Required Vote

The affirmative vote of a majority of the votes properly cast by the holders of AlloVir common stock for the adjournment proposal is required to approve the adjournment proposal. Abstentions and broker non-votes, if any, will have no effect on the adjournment proposal.

The merger is not conditioned upon the approval of the adjournment proposal.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the adjournment proposal.

THE ALLOVIR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY.

ALLOVIR’S BUSINESS

Overview

AlloVir is a biopharmaceutical company. AlloVir’s initial focus was on developing highly innovative allogeneic T cell therapies to treat and prevent devastating viral diseases. AlloVir’s innovative and proprietary virus-specific T cell (“VST”) therapy platform allows AlloVir to generate off-the-shelf VSTs designed to restore immunity in patients with T cell deficiencies who are at risk from the life-threatening consequences of viral diseases. This included: (1) posoleucel (ALVR105), an investigational off-the-shelf multi-virus-specific T cell therapy, which targeted six viral pathogens in immunocompromised individuals: adenovirus (“AdV”), BK virus (“BKV”), cytomegalovirus (“CMV”), Epstein-Barr virus (“EBV”), human herpesvirus-6 (“HHV-6”) and JC virus (“JCV”); (2) ALVR106, an allogeneic, off-the-shelf VST therapy candidate developed to target devastating diseases caused by four respiratory viruses: human metapneumovirus (“hMPV”), influenza, parainfluenza virus (“PIV”) and respiratory syncytial virus (“RSV”); and (3) ALVR107, an allogeneic, off-the-shelf VST therapy candidate designed to target hepatitis B (“HBV”)-infected cells with the aim of curing chronic HBV infections. On December 22, 2023, AlloVir announced the discontinuation of three Phase 3 registrational trials of posoleucel following separate, pre-planned Data Safety Monitoring Board, futility analyses that concluded the studies were unlikely to meet their primary endpoints. Specifically, AlloVir discontinued a multicenter, randomized, double-blind, placebo-controlled Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant. AlloVir also discontinued two multicenter, randomized, double-blind, placebo-controlled Phase 3 trials of posoleucel – one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection—both after allogeneic hematopoietic cell transplant. At this time, AlloVir does not intend to resume development of posoleucel or any other product candidates. In December 2023, AlloVir announced the decision to conduct a comprehensive review of strategic alternatives focused on maximizing shareholder value. AlloVir also engaged Leerink Partners as its exclusive strategic financial advisor to assist in the process of exploring strategic alternatives, including the merger with Kalaris.

In connection with the evaluation of strategic alternatives and to maximize capital preservation, AlloVir implemented a plan to reduce its workforce by approximately 95%. This workforce reduction plan was approved in January 2024, took place primarily during the first quarter of 2024, and was substantially completed by April 15, 2024.

After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on November 7, 2024, AlloVir entered into the merger agreement with Kalaris and Merger Sub, pursuant to which Merger Sub will merge with and into Kalaris, with Kalaris surviving as AlloVir’s wholly-owned subsidiary, referred to hereinafter as the merger. The merger was approved by AlloVir’s board of directors, and the AlloVir board of directors resolved to recommend approval of the merger agreement to AlloVir’s stockholders. The closing of the merger is subject to approval by AlloVir’s and Kalaris’ stockholders, as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of the AlloVir common stock to be issued in connection with the transaction. If the merger is completed, the business of Kalaris will continue as the business of the combined company.

AlloVir expects to devote significant time and resources to the completion of the merger. If the merger is not completed, AlloVir will reconsider its strategic alternatives and may pursue one of the following courses of action, which AlloVir currently believes are the most likely alternatives if the merger is not completed:

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Pursue another strategic transaction similar to the merger. AlloVir may resume its process of evaluating other candidate companies interested in pursuing a strategic transaction and, if a candidate is identified, focus its attention on negotiating and completing such a strategic transaction with such candidate.

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Continue to operate its business. AlloVir could elect to continue to operate its business and pursue licensing or partnering transactions. To continue to operate its business, AlloVir would require a significant amount of time and financial resources, and AlloVir would be subject to all the risks and uncertainties involved in the development of product candidates. There is no assurance that AlloVir could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.

•

Dissolve and liquidate its assets. If AlloVir is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, AlloVir may dissolve and liquidate its assets. In that event, AlloVir would be required to pay all of its debts and contractual obligations and to set aside certain reserves for commitments and contingent liabilities. If AlloVir dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to AlloVir’s stockholders after paying AlloVir’s debts and other obligations and setting aside funds for commitments and contingent liabilities.

AlloVir’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be consummated successfully. There can be no assurance that the strategic review process or any transaction relating to a specific asset, including the merger or any AlloVir asset sale, will result in AlloVir pursuing such a transaction(s), or that any transaction(s), if pursued, will be completed on terms favorable to AlloVir and its stockholders in the existing AlloVir entity or any possible entity that results from a combination of entities. If the strategic review process is unsuccessful, its board of directors may decide to pursue a dissolution and liquidation of AlloVir.

AlloVir’s proprietary VST manufacturing platform enables the rapid, robust and reproducible generation of single-virus and multi-virus specific cell therapeutic candidates for clinical use. AlloVir’s VST production process selectively expands polyclonal (CD4+ helper and CD8+ cytotoxic) virus-targeted T-cell populations. The critical components of AlloVir’s off-the-shelf VST platform, for which patents are issued and/or pending, include:

•	Methods of identifying immunodominant viral antigens in target viruses;

•	CytokinTM, AlloVir’s selection algorithm to identify healthy donors from whom to generate VSTs that provide coverage to over 95% of patients in AlloVir’s targeted populations;

•	Methods of rapidly and selectively expanding polyclonal VSTs ex vivo; and

•	CytomatchTM, AlloVir’s algorithm to choose the appropriate partially human leukocyte antigen (“HLA”)-matched off-the-shelf VST therapy to deliver to each patient.

AlloVir has applied this expertise in the development of additional product candidates that may benefit high-risk individuals:

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ALVR106 is AlloVir’s second off-the-shelf, multi-VST product candidate that targets devastating respiratory diseases caused by hMPV, influenza, PIV, and RSV. A Phase 1b/2 proof of concept clinical study of ALVR106 has completed enrollment of patients in Part A of the trial. AlloVir has stopped development of ALVR106, including discontinuing the trial pending the outcome of its review of strategic alternatives.

•

ALVR107 is AlloVir’s preclinical stage product candidate designed to target HBV-infected cells and with the aim of curing chronic HBV infections. Preclinical and investigational new drug application (“IND”)-enabling studies of ALVR107 to treat and cure HBV were completed in 2022 to support advancement into a proof of concept (“POC”) study. AlloVir has stopped clinical development of ALVR107 pending the outcome of AlloVir’s review of strategic alternatives.

AlloVir’s Highly Innovative Allogeneic VST Therapy Candidates

AlloVir’s pipeline of allogeneic, off-the-shelf VST therapy candidates is designed to restore virus-specific T-cell immunity in patients suffering from, or at risk for, life-threatening viral diseases. AlloVir’s proprietary VST therapy platform can be used to generate allogeneic cell therapies targeting single or multiple viruses at commercial scale. AlloVir owns worldwide development and commercialization rights to all of AlloVir’s cell therapies.

Posoleucel

AlloVir’s lead product candidate, posoleucel, is a multi-VST therapy targeting six viral pathogens: AdV, BKV, CMV, EBV, HHV-6 and JCV, which has the potential to fundamentally transform the treatment landscape for immunocompromised individuals.

AlloVir’s initial focus was to develop posoleucel in immunocompromised hematopoietic cell transplantation (“HCT”) and solid organ transplantation (“SOT”) patients who are at high risk for life-threatening viral infections as follows:

•	Treatment of virus-associated hemorrhagic cystitis (“HC”) (BKV and/or AdV) in HCT patients

•	Treatment of AdV infections in HCT patients

•	Prevention of multi-virus infections (AdV, BKV, CMV, EBV, HHV-6 and JCV) in HCT patients

•	Treatment of BKV infections in kidney transplant patients

Based on the strength of the posoleucel Phase 2 data for both treatment and prevention, the FDA granted posoleucel Regenerative Medicine Advanced Therapy (“RMAT”) designation for three indications—for the treatment of HC caused by BKV, for the treatment of AdV infection in adults and children following allo-HCT, and for the prevention of clinically significant infections and disease caused by posoleucel’s six target viruses. Similarly, based on data generated from the Phase 2 POC treatment trial and the critical medical need, the EMA has granted posoleucel PRIority Medicines (“PRIME”), designation for the treatment of serious infections with AdV, BKV, CMV, EBV and HHV-6. Posoleucel was one of the first seven investigational therapies to receive both PRIME and RMAT designations and, to AlloVir’s knowledge, is the only investigational therapy to receive three RMAT designations. In addition, the FDA also granted posoleucel Orphan Drug Designation for the treatment of virus-associated HC, and the EMA granted Orphan Medicinal Product designation to posoleucel for its targeted viruses in HCT patients, including for the potential prevention of infections or disease by these viruses.

ALVR106: VST Therapy for the Treatment of Patients with Respiratory Viruses

Acute respiratory tract infections due to respiratory viruses including RSV, influenza, PIV, and hMPV are a major public health concern. For example, RSV-induced bronchiolitis is the most common reason for hospital admission in children less than one year of age. The lack of approved antiviral agents to treat many respiratory viruses underscores the need for alternative treatment and prevention strategies.

ALVR106 is an allogeneic, off-the-shelf VST therapy designed to treat or prevent four common respiratory viruses, RSV, influenza, PIV, and hMPV. A Phase 1/2 proof of concept clinical trial of ALVR106 to target severe respiratory diseases in high-risk populations was initiated in 2022. Part A of the trial completed enrollment, however AlloVir has discontinued this trial pending the outcome of AlloVir’s review of strategic alternatives.

ALVR107: VST Therapy for the Treatment of Hepatitis B Virus

Hepatitis B Virus

The global prevalence of HBV has been estimated to be between 292 and 360 million people with approximately 260 million people living with chronic HBV infection.

Chronic HBV infection is associated not only with significant morbidity and mortality, but also with weak or absent endogenous HBV-specific T-cell reactivity. In contrast, clinical recovery and effective antiviral therapy are associated with sustained viral control by HBV-specific T cells. An off-the-shelf VST therapy that could enable functional cure of HBV would meet a critical unmet medical need.

ALVR107

ALVR107 is an allogeneic, off-the-shelf VST therapy designed to lead to functional cure of patients with HBV. ALVR107 is comprised of a bank of VSTs manufactured from eligible third-party healthy donors who are pre-screened for infectious agents and disease risk factors. These donors are chosen to reflect and accommodate the HLA diversity of the patient population. Preclinical and IND-enabling studies of ALVR107 to treat and cure HBV were completed in 2022 to support advancement into a POC study.

Competition

The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and strong emphasis on proprietary products. While AlloVir believes that its innovative and proprietary technology, the expertise of its executive and scientific team, and its access to cell therapy process development and manufacturing expertise at ElevateBio and BaseCamp provide the company with competitive advantages, AlloVir faces potential competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions and public and private research institutions. VST therapies that AlloVir may successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of AlloVir’s competitors, either alone or with their collaborators, may have a more established presence in the market and significantly greater financial, technical and human resources than it has. The competitors also compete with AlloVir in recruiting and retaining qualified scientific, sales, marketing and management personnel. Smaller or early-stage companies may also prove to be significant competitors through collaborative arrangements with large and established companies.

AlloVir’s commercial potential could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are less expensive than any product(s) that AlloVir may develop. AlloVir’s competitors may also obtain FDA or other regulatory approval for their products faster than AlloVir may obtain approval for its product(s), which could result in AlloVir’s competitors establishing a strong market position before AlloVir is able to enter the market or make its development more complicated.

Cell Therapies

There are currently no FDA-approved cell therapies for treating or preventing the viral diseases and infections AlloVir is targeting. Atara Biotherapeutics, Inc.’s Ebvallo™ (tabelecleucel), an off-the-shelf, allogeneic T-cell immunotherapy, for HCT and SOT patients with EBV+PTLD (EBV-associated post-transplant lymphoproliferative disease), received European marketing authorization in December 2022.

Antivirals

There are currently no FDA or EMA-approved antiviral therapies for treating most viral diseases and infections in the post-transplant setting, and current antiviral therapies are associated with significant toxicity, including renal insufficiency and bone marrow suppression. Despite the availability of antivirals for some of the viral diseases AlloVir is targeting, patients continue to experience high levels of morbidity and mortality. Additionally, the effectiveness of these antivirals is limited due to the emergence of drug resistance. Similarly, there are limitations to prophylactic approaches, such as vaccines, which may not work well in immunosuppressed patients, the elderly, and the very young who are unable to mount an effective immune response.

Intellectual Property

AlloVir strives to protect its intellectual property, including by obtaining, maintaining, defending, and enforcing patent protection in the United States and internationally for AlloVir’s proprietary technology, improvements, platforms, product candidates and components thereof, novel biological discoveries, new therapeutic approaches and potential indications, and other inventions that are important to AlloVir’s business. For AlloVir’s product candidates, generally AlloVir initially pursues patent protection covering compositions of matter, methods of production, and methods of use. Throughout the development of its product candidates, AlloVir will seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through additional pharmaceutical formulations, methods of use and production.

As of January 15, 2025, AlloVir’s patent portfolio includes ten patent families exclusively in-licensed from Baylor College of Medicine (“BCM”) in AlloVir’s field (one of which is co-owned by AlloVir) and one patent family wholly owned by AlloVir. These families include issued and pending patents related generally to allogeneic, off-the-shelf, single and multi-VST cell therapies, and specifically to posoleucel, ALVR106 and ALVR109, various potential preclinical product candidates including ALVR107 and ALVR108, and clinical and backup processes for generating VST-cell products and banks. Specifically, AlloVir wholly owns two pending PCT applications and exclusively in-licenses at least seven issued U.S. patents, 74 patents issued in foreign jurisdictions, and 71 patent applications pending worldwide. AlloVir’s issued patents are expected to expire between 2030 and 2038, and any patents that may issue from AlloVir’s pending patent applications are expected to expire between 2030 and 2043, absent any patent term adjustments or extensions. As to the patent term extension to restore patent term lost during product development and the FDA regulatory review process, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval.

AlloVir’s portfolio related to posoleucel includes two patent families exclusively in-licensed from BCM, directed to multi-VST compositions and methods of making and using such compositions therapeutically. The first family includes two issued U.S. patents with claims directed to AlloVir’s clinical and backup methods of making multi-VST cell lines and related patent applications are pending in the U.S. and Europe. Patents in this family are expected to expire in 2030, absent any patent term adjustments or extensions. The second family includes one issued U.S. patent with claims directed to methods of making posoleucel, one issued European patent with claims directed to methods of making multi-VST compositions including posoleucel and ALVR106, and a second issued European patent with claims directed to compositions of multi-VST compositions including posoleucel and ALVR106, made via such methods. The first European patent is validated in 19 European states, and the second in 21 European States, each including Denmark, France, Germany, Spain and the United Kingdom (“UK”). Related patent applications are pending in the U.S. and in Europe. Patents in this family are expected to expire in 2033, absent any patent term adjustments or extensions as noted above. AlloVir’s portfolio related to posoleucel also includes one patent family wholly owned by AlloVir with two pending PCT applications directed to doses and dosing regimens for treating BK viremia and BK disease in subjects, including solid organ transplant patients using VST compositions such as posoleucel. As part of AlloVir’s alternative strategic direction, AlloVir has decided not to proceed with nationalizing and prosecuting these PCT applications, and it is expected that they will be abandoned.

AlloVir’s portfolio related to its ALVR106 product candidate includes the two patent families discussed above with respect to posoleucel as well as a patent family directed to the ALVR106 product and methods of making and using the same therapeutically. This patent family includes one U.S. pending patent application and pending patent applications in Australia, Canada, Europe, and Japan. Any patents that may issue from this patent application are expected to expire in 2040, absent any patent term adjustments or extensions. Additionally, AlloVir’s portfolio related to its ALVR106 product candidate includes a patent family with one granted U.S. patent and other applications pending in ex-U.S. jurisdictions with claims directed to VSTs targeting ALVR106 antigens hMPV and PIV. The U.S. patent, and any patents that may issue from the pending patent applications are expected to expire in 2036, absent any patent term adjustments or extensions.

AlloVir’s portfolio licensed from BCM also includes a patent family related to its ALVR109 product candidate and methods of treating COVID-19 and other coronavirus infections using the same. This patent family includes one U.S. pending patent application, and 1 pending patent applications in Europe. Any patents that may issue from the patent applications in this family are expected to expire in 2041, absent any patent term adjustments or extensions.

As part of AlloVir’s alternative strategic direction, AlloVir has decided to abandon its patent family licensed from BCM related to VST compositions, including its ALVR107 and ALVR108 product candidates, and methods of making and using the same therapeutically. The PCT application in this patent family was allowed to expire with no nationalizations filed, and AlloVir presently intends to allow the pending application in Taiwan to passively abandon.

AlloVir’s portfolio further includes other patent families related to its VST technologies. For example, AlloVir’s portfolio includes one patent family that includes one pending patent application in each of the U.S. and Europe related to AlloVir’s process of selecting donors for VST generation and AlloVir’s methods of matching patients with suitable VST-cell lines; one patent family that includes one pending patent application in each of the U.S. and Europe related to methods for the prophylactic treatment of viral infections; one patent family with one issued U.S. patent, five issued foreign patents, and pending patent applications in the U.S. and foreign jurisdictions including Australia, Canada, Europe, and Japan, directed to methods of identifying peptides that are likely to be immunogenic or, as is discussed already above, directed to VSTs targeting ALVR106 antigens hMPV and PIV; one patent family including one pending patent application in each of the U.S. and Europe directed to universal antigen-specific T cells compositions and methods of making and using the same; and one patent family including 12 issued patents (including a European patent validated in 7 European states) and 2 pending patent applications with claims directed to methods of rapidly expanding T-cells. Patents in the T-cell expansion family are expected to expire in 2032, and any patents that may issue from the immunogenicity family, the donor selection family, the methods for prophylactic treatment family, or the universal antigen-specific T cell family are expected to expire in 2036, 2040, 2040, and 2041, respectively, absent any patent term adjustments or extensions.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the U.S. Patent and Trademark Office (the “USPTO”), delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as noted, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval.

AlloVir also relies on trade secrets relating to product candidates and seek to protect and maintain the confidentiality of proprietary information to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection. It is AlloVir’s policy to require its employees, consultants, outside scientific partners, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with AlloVir. These agreements provide that all confidential information concerning AlloVir’s business or financial affairs developed or made known to the individual during the course of the individual’s relationship with AlloVir is to be kept confidential and not disclosed to third parties except in specific circumstances. AlloVir’s agreements with employees and consultants also provide that all inventions conceived by the employee or consultant in the course of employment or consulting relationships with AlloVir or from the employee’s or consultant’s use of AlloVir’s confidential information are AlloVir’s exclusive property and require such employees and consultants to assign their title, right and interest in such inventions to AlloVir. Although AlloVir takes steps to protect its proprietary information and trade secrets, including through such contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to AlloVir’s trade secrets, including through breaches of such agreements with AlloVir’s employees and consultants. Thus, AlloVir may not be able to meaningfully protect its trade secrets.

Sponsored Research, Collaboration, License and Other Agreements

Amended and Restated Exclusive License Agreement with BCM

In June 2017, AlloVir signed a License Agreement (the “License Agreement”), with BCM, whereby AlloVir acquired a royalty-bearing, worldwide, exclusive license to BCM’s rights in Subject Technology and related patent rights in the field of viral infection. In May 2020, AlloVir entered into an amended and restated exclusive license agreement (the “A&R License Agreement”), with BCM, pursuant to which AlloVir obtained (a) an exclusive worldwide license, with the right to sublicense, under certain patent rights and other intellectual property rights of BCM, to make, have made, use, market, sell, offer to sell, lease, import and export products in a particular field, except that such license is non-exclusive within a particular subfield, and in addition with respect to certain patent rights such license is limited to two particular subfields, and (b) an exclusive, worldwide sublicense, with the right to further sublicense, under all patent rights and other intellectual property rights that are exclusively licensed to BCM by a certain third party licensor, to make, have made, use, market, sell, offer to sell, lease, import and export products in the same field. AlloVir’s rights are subject to the rights of the U.S. government and certain rights retained by BCM.

Unless earlier terminated, the A&R License Agreement will expire on a country-by-country basis with respect to a product upon the later of (a) the expiration of the last to expire valid claim of a patent or patent application covering such product in such country or (b) 10 years after the first commercial sale of such product in such country. AlloVir may terminate the A&R License Agreement in its entirety at any time for convenience upon a certain number of days’ written notice. BCM may terminate the A&R License Agreement in its entirety for AlloVir’s uncured material default.

BCM maintains control of all filing, prosecution and maintenance of its patent rights licensed by AlloVir, and AlloVir is responsible for all related costs and expenses during the term of the agreement. AlloVir also reimbursed BCM for costs and expenses (including reasonable legal fees and expenses) incurred prior to the effective date of the agreement with respect to the filing, prosecution and maintenance of the patent rights licensed by AlloVir. If BCM licenses the patent rights licensed by AlloVir to third parties for additional fields of use, AlloVir’s responsibility for patent-related costs and expenses will be reduced on a pro-rata basis.

Under the A&R License Agreement, AlloVir must use commercially reasonable efforts to develop and commercialize one or more products in certain countries. As partial consideration for the rights conveyed by BCM under the original agreement executed in June 2017, AlloVir paid BCM a non-refundable license fee of $250,000. During the term of the A&R License Agreement, AlloVir is obligated to pay BCM a non-refundable annual license maintenance fee of $20,000 on the first through fourth anniversaries of the original agreement date and $40,000 beginning on the fifth anniversary of the original agreement date, but beginning with the fifth anniversary of the original agreement date, license maintenance fees are fully creditable against royalty revenue due in the applicable year. AlloVir is required to pay certain milestone payments upon the achievement of specified clinical, regulatory, and sales milestones. In the event that AlloVir is able to successfully develop, launch and commercialize a product under the A&R License Agreement, total milestone payments could exceed $40.0 million. BCM is also eligible to receive tiered royalties at percentage rates ranging from less than 1% to the low single-digits, on net sales of any products that are commercialized by AlloVir or AlloVir’s sublicensees that incorporate, utilize or are made with the use of, the intellectual property licensed by AlloVir. To the extent AlloVir sublicenses its license rights under the A&R License Agreement, BCM would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits.

In November 2020, AlloVir entered into the First Amendment (the “License Amendment”), to the A&R License Agreement. Under the License Amendment, AlloVir assumed responsibility from BCM for the filing, prosecution and maintenance of the patent rights licensed by AlloVir from BCM under the A&R License Agreement that are in common with the License Agreement. Further, BCM also transferred to AlloVir the right of enforcement against third parties for any suspected infringement of any claims in such patent rights or misuse, misappropriation, theft or breach of confidence of other proprietary rights.

Exclusive License Agreement with BCM

In November 2020, AlloVir signed a second License Agreement (the “Second License Agreement”), with BCM, whereby AlloVir acquired a royalty-bearing, worldwide, exclusive license to BCM’s rights in Subject Technology and related patent rights outside the field of viral infection (all fields other than those covered by the License Agreement Amendment noted above).

Unless earlier terminated, the Second License Agreement will expire on a country-by-country basis with respect to a product upon the later of (a) the expiration of the last to expire valid claim of a patent or patent application covering such product in such country or (b) 10 years after the first commercial sale of such product in such country, provided that the Second License Agreement shall not expire later than March 25, 2040. AlloVir may terminate the Second License Agreement in its entirety at any time for convenience upon a certain number of days’ written notice. BCM may terminate the Second License Agreement in its entirety for AlloVir’s uncured material default.

Under the Second License Agreement, BCM transferred to AlloVir control of all filing, prosecution and maintenance of the patent rights licensed by AlloVir, and AlloVir is responsible for all related costs and expenses during the term of the Second License Agreement. BCM also transferred to AlloVir the right of enforcement against third parties for any suspected infringement of any claims in the patent rights or misuse, misappropriation, theft or breach of confidence of other proprietary rights. AlloVir also reimbursed BCM for costs and expenses (including reasonable legal fees and expenses) incurred prior to the effective date of the Second License Agreement with respect to the filing, prosecution and maintenance of the patent rights licensed by AlloVir, to the extent not already paid by AlloVir under the A&R License Agreement.

Under the Second License Agreement, AlloVir must use commercially reasonable efforts to develop and commercialize one or more products in certain countries. As partial consideration for the rights conveyed by BCM under the Second License Agreement, AlloVir paid BCM a non-refundable license fee of $125,000. During the term of the Second License Agreement, AlloVir is obligated to pay BCM a non-refundable annual license maintenance fee of (a) $20,000 for the first through fourth anniversary of the effective date of the Second License Agreement, and (b) $40,000 for the fifth anniversary of the effective date and continuing thereafter, but beginning with the fifth year, license maintenance fees are fully creditable against royalty revenue due in the applicable year. AlloVir is required to pay certain milestone payments upon the achievement of specified clinical, regulatory, and sales milestones. In the event that AlloVir is able to successfully develop, launch and commercialize multiple products under the Second License Agreement, total milestone payments could exceed $30.0 million. BCM is also eligible to receive tiered royalties at percentage rates ranging from less than 1% to the low single-digits, on net sales of any products that are commercialized by AlloVir or AlloVir’s sublicensees that incorporate, utilize or are made with the use of, the intellectual property licensed by AlloVir. To the extent

AlloVir sublicenses its license rights under the Second License Agreement, BCM would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits.

Collaboration Agreement with BCM

In November 2020, AlloVir entered into a Research Collaboration Agreement (the “Research Agreement”), with BCM, under which AlloVir agreed to pay BCM for performing certain research activities under the direction of Dr. Ann Leen commencing on January 1, 2021, and continuing for a three-year period thereafter. The Research Agreement requires AlloVir to make payments to BCM totaling approximately $6.0 million over the term of the Research Agreement. In August 2023, the term of the Research Agreement was extended for an additional year, expiring December 31, 2024. In March 2024, the term of the Research Agreement was extended to December 31, 2025.

Redeemable Preferred Stock Redemption Agreement

In September 2018, AlloVir entered into a redeemable preferred stock redemption agreement (“Redemption Agreement”), to redeem shares of its Series A1 convertible preferred stock held by certain investors, including executive officer Ann Leen, director and former executive officer Juan Vera and entities affiliated with director, Malcolm Brenner and former director, John Wilson (or their affiliates). Pursuant to the Redemption Agreement, for a period of 20 years from the date of the first commercial sale of Viralym-M by AlloVir, AlloVir is obligated to make earnout payments to such investors on at least an annual basis. The earnout payments will be 10% of AlloVir’s net sales of Viralym-M, which number will be reduced to a high single-digit percentage if certain events occur. Specifically, royalties due to third parties for the sale of Viralym-M are subtracted from the earnout payments due to the investors. Further, if the investors receive at least $50,000,000 in earnout payments from AlloVir during the three-year period after the first commercial sale of Viralym-M, the earnout payment percentage will be reduced.

CPRIT Grant

In August 2017, AlloVir was awarded a grant (the “CPRIT Grant”) from the Cancer Prevention and Research Institute of Texas (“CPRIT”). The CPRIT Grant required that AlloVir grant CPRIT a non-commercial license to technology developed under the grant and pay CPRIT a share of revenue on sales of commercial products developed using CPRIT funds equal to low single digits of revenue until such time as CPRIT has been paid an aggregate amount equal to 400% of the grant award proceeds.

Manufacturing

AlloVir’s versatile VST manufacturing platform supports the rapid, robust and scalable generation of single- and multi-virus specific cell therapeutic candidates for clinical use. AlloVir leverages Cytokin™, its proprietary algorithm to select donors from whom to generate VSTs such that there is broad patient HLA coverage through an efficient set of donors. Virus-specific T-cells from individual healthy seropositive donors are expanded in a fully good manufacturing practices (“cGMP”), compliant process, which is scaled to produce hundreds of patient doses from each manufacturing run. AlloVir’s VST cell therapies are maintained in a cryopreserved state ready for “off-the-shelf” use. Cytomatch™, AlloVir’s proprietary algorithm for HLA matching, identifies the best VST cell line for each patient. In combination, these elements allow AlloVir to efficiently build its global supply chain to serve patients who could benefit from its highly innovative off-the-shelf VST therapy candidates.

Government Regulation

In the United States, biological products, are subject to regulation under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), and the Public Health Service Act (“PHS Act”), and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the research, development, clinical trial, testing, manufacturing, quality control, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, marketing, promotion, advertising, post-approval monitoring, and post-approval reporting involving biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources, and AlloVir may not be able to obtain the required regulatory approvals.

U.S. Biological Products Development Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to good laboratory practices (“GLPs”) and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an investigational new drug application which must become effective before human clinical trials may begin;

•	approval of the protocol and related documentation by an independent institutional review board (“IRB”) or ethics committee at each clinical trial site before each study may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices (“GCPs”), and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

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preparation of and submission to the FDA of a biologics license application (“BLA”) for marketing approval that includes sufficient evidence of establishing the efficacy, safety, purity, and potency of the proposed biological product for its intended indication, including from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with current good manufacturing practices (“cGMPs”) to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices (“CGTPs”) for human cellular and tissue products;

•	potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA;

•	review of the product candidate by an FDA advisory committee, where appropriate and if applicable;

•	payment of user fees for FDA review of the BLA (unless a fee waiver applies); and

•	FDA review and approval of the BLA, resulting in the licensure of the biological product for commercial marketing.

Before testing any biological product candidate, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, may include laboratory evaluations of product biological characteristics, chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs, if applicable.

Prior to beginning the first clinical trial with a product candidate in the United States, an IND must be submitted to the FDA and the FDA must allow the IND to proceed. An IND is an exemption from the FD&C Act that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA allowance that such investigational product may be administered to humans in connection with such trial. Such authorization must be secured prior to interstate shipment and administration. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Submission of an IND therefore may or may not result in FDA allowance to begin a clinical trial.

In addition to the submission of an IND to the FDA before initiation of a clinical trial in the United States, certain human clinical trials involving recombinant or synthetic nucleic acid molecules are subject to oversight of institutional biosafety committees (“IBCs”), as set forth in the National Institutes of Health (“NIH”) Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules (“NIH Guidelines”). Under the NIH Guidelines, recombinant and synthetic nucleic acids are defined as: (i) molecules that are constructed by joining nucleic acid molecules and that can replicate in a living cell (i.e., recombinant nucleic acids); (ii) nucleic acid molecules that are chemically or by other means synthesized or amplified, including those that are chemically or otherwise modified but can base pair with naturally occurring nucleic acid molecules (i.e., synthetic nucleic acids); or (iii) molecules that result from the replication of those described in (i) or (ii). Specifically, under the NIH Guidelines, supervision of human gene transfer trials includes evaluation and assessment by an IBC, a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators who generally are physicians not employed by, or under, the control of, the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee (“DSMB”). This group provides authorization as to whether or not a trial may move forward at designated check points based on data from the ongoing study that are available to the DSMB members.

Certain information about certain clinical trials must also be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Clinical trials typically are conducted in three sequential phases that may overlap or be combined:

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Phase 1. The investigational product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2. The investigational product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for approval and product labeling.

In some cases, FDA may require, or firms may voluntarily pursue, post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor, acting on its own or based on a recommendation from the sponsor’s data safety monitoring board, may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies may complete additional animal studies and also must develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP and as applicable CGTP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review to determine if it is substantially complete before the FDA accepts it for filing. In most cases, the submission of a BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (“PDUFA”) for original BLAs, the FDA targets ten months from the date FDA files the application (i.e., the filing date) in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application granted priority review by FDA. The FDA does not always meet its PDUFA goal dates, and the review process is often significantly extended by FDA requests for additional information or clarification.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, for its intended use, and whether the product is being manufactured in accordance with cGMP to ensure its continued safety, purity and potency. The FDA may refer applications for novel biological products or biological products that present difficult or novel questions of safety, efficacy, or quality to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”), is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Where applicable, the FDA also will not approve the product if the manufacturer is not in compliance with the CGTPs. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue-based products (“HCT/Ps”), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human patient. The primary intent of the CGTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their HCT/Ps with the FDA and, when applicable, to evaluate donors through appropriate screening and testing. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To ensure cGMP, CGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase IV post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting a BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Orphan drug designation may also entitle a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Expedited Development and Review Programs

The FDA has various programs, including Fast Track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions. To be eligible for fast track designation, new drugs and biological product candidates must be intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product. One benefit of fast track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review.

Under the FDA’s breakthrough therapy program, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough therapy designation comes with all of the benefits of fast track designation, which means that the sponsor may file sections of the BLA for review on a rolling basis if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. The FDA may take other actions appropriate to expedite the development and review of the product candidate, including holding meetings with the sponsor and providing timely advice to, and interactive communication with, the sponsor regarding the development program.

A product candidate is eligible for priority review if it treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

Additionally, a product candidate may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials with due diligence and, under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. In addition, for products being considered for accelerated approval, unless otherwise informed by the FDA, the FDA generally requires, that all advertising and promotional materials intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

RMAT Designation

As part of the 21st Century Cures Act, enacted in December 2016, Congress created the Regenerative Medicine Advanced Therapy, designation to facilitate an efficient development program for, and expedite review of, a product candidate that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. A sponsor may request that the FDA designate a drug as a RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the criteria. A BLA for a regenerative medicine therapy that has received RMAT designation may be eligible for priority review or accelerated approval through use of surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites. Benefits of RMAT designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A regenerative medicine therapy with RMAT designation that is granted accelerated approval and is subject to post-approval requirements may, as appropriate, fulfill such requirements through the submission of clinical evidence from clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. Like some of FDA’s other expedited development programs, RMAT designation does not change the standards for approval but may help expedite the development or approval process.

Post-approval Requirements

Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP requirements, as well as requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. AlloVir currently relies, and may continue to rely, on third parties for the production of clinical and commercial quantities of any products that AlloVir may commercialize. Manufacturers of AlloVir’s products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

Manufacturers also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, product detentions or refusal to permit the import or export of the product, restrictions on the marketing or manufacturing of the product, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and they are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Additionally, discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Marketing Exclusivity

A patent claiming a new biological product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

The Affordable Care Act (“ACA”), signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.

In addition to exclusivity under the BPCIA, a biological product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the active moiety. This six-month exclusivity, which runs from the end of other exclusivity protection, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

U.S. Foreign Corrupt Practices Act, U.K. Bribery Act and Other Laws

The U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) prohibits United States corporations and individuals from engaging in certain activities to obtain or retain business or secure any improper advantage, or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any employee or official of a foreign government or public international organization, or political party, political party official, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The scope of the FCPA also includes employees and officials of state-owned or controlled enterprises, which may include healthcare professionals in many countries. Equivalent laws have been adopted in other foreign countries that impose similar obligations.

Our operations are also subject to non-United States anti-corruption laws such as the U.K. Bribery Act 2010, or (the “Bribery Act”). As with the FCPA, these laws generally prohibit AlloVir and its employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, AlloVir may also be liable for failing to prevent a person associated with AlloVir from committing a bribery offense.

AlloVir is also subject to other laws and regulations governing AlloVir’s international operations, including regulations administered by the governments of the United Kingdom and the United States and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as trade control laws.

Failure to comply with the Bribery Act, the FCPA and other anti-corruption laws and trade control laws could subject AlloVir to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses.

Government Regulation Outside of the United States

In addition to regulations in the United States, AlloVir is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products as well as authorization and approval of AlloVir’s products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

The requirements and processes governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If AlloVir fails to comply with applicable foreign regulatory requirements, AlloVir may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical Trials Regulation

Approvals from regulatory authorities in foreign countries are required prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a Clinical Trial Application (“CTA”) must be submitted for each clinical trial to each country’s National Competent Authority (“NCA”) and at least one independent Ethics Committee (“EC”), much like the FDA and an IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, the corresponding clinical trial may proceed. Under the current regime (the EU Clinical Trials Directive 2001/20/EC and corresponding national laws) all suspected unexpected serious adverse reactions to the investigational drug that occur during the clinical trial have to be reported to the NCA and ECs of the European Union Member State where they occurred.

In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new Clinical Trials Regulation, which will be directly applicable in all Member States (meaning that no national implementing legislation in each European Union Member State is required), aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications. It is expected that the new Clinical Trials Regulation will come into effect following confirmation of full functionality of the Clinical Trials Information System, the centralized European Union portal and database for clinical trials foreseen by the new Clinical Trials regulation, through an independent audit, which is currently expected to occur in January 2023.

Drug Review and Approval

In the European Economic Area (comprised of the European Union Member States plus Norway, Iceland and Liechtenstein) (“EEA”), medicinal products, including advanced therapy medicinal products (“ATMPs”), are subject to extensive pre- and post-market regulation by regulatory authorities at both the EEA and national levels. Under Article 2(1) of Regulation (EC) No 1394/2007 (“the ATMP Regulation”) ATMPs comprise gene therapy products, somatic cell therapy products and tissue engineered products. Somatic cell therapy products comprise cells that have undergone substantial manipulation so that biological characteristics, physiological functions or structural properties relevant for the intended clinical use have been altered, where such cells are to be administered to human beings in order to cure, diagnose or prevent disease. AlloVir believes that its current products are somatic cell therapy medical products which would be regulated as ATMPs in the EEA.

To obtain regulatory approval of ATMP in the EEA, a marketing authorization application (“MAA”) must be submitted under the centralized procedure administered by the European Medicines Agency. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across all of the EEA. As provided for in the ATMP Regulation, the scientific evaluation of MAAs for ATMPs is primarily performed by a specialized scientific committee called the Committee for Advanced Therapies (“CAT”). The CAT prepares a draft opinion on the quality, safety and efficacy of the ATMP which is the subject of the MAA, which is sent for final approval to the Committee for Medicinal Products for Human Use. The CHMP recommendation is then sent to the European Commission, which adopts a decision binding in all EEA Member States. The maximum timeframe for the evaluation of an MAA for an ATMP is 210 days from receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CAT and/or CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

The application used to submit the BLA in the United States is similar to that required in the European Union, with the exception of, among other things, certain specific requirements set out in the ATMP Regulation, for example certain particulars to be contained in the summary of product characteristics. A MAA holder for an ATMP in Europe must also put in place a system to ensure that each individual product, and its starting and raw materials, can be traced through the sourcing, manufacturing, packaging, storage, transport and delivery to the relevant healthcare institution.

Now that the UK (which comprises Great Britain and Northern Ireland) has left the European Union, Great Britain will no longer be covered by centralized marketing authorizations (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland). All medicinal products with a current centralized marketing authorization were automatically converted to Great Britain marketing authorizations on January, 1 2021. For a period of two years from January 1, 2021, the Medicines and Healthcare products Regulatory Agency (“MHRA”), the UK medicines regulator, may rely on a decision taken by the European Commission on the approval of a new marketing authorization in the centralized procedure, to more quickly grant a new Great Britain marketing authorization. A separate application will, however, still be required.

Data and Marketing Exclusivity

The EEA also provides opportunities for market exclusivity. Upon receiving a marketing authorization in the EEA, innovative medicinal products generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s preclinical or clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization during a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on a MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Drug Designation and Exclusivity

Products with an orphan designation in the EEA can receive ten years of market exclusivity, during which time “no similar medicinal product” for the same indication may be placed on the market. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the European Union where an agreed Pediatric Investigation Plan for pediatric studies has been complied with. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications.

The criteria for designating an “orphan medicinal product” in the European Union are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan medicinal product if it meets the following criteria: (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either the prevalence of such condition must not be more than five in 10,000 persons in the European Union when the application is made, or without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the EEA to justify the investment needed for its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EEA, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Otherwise, orphan medicine marketing exclusivity may be revoked only in very select cases, such as if:

•	it is established that a similar medicinal product is safer, more effective or otherwise clinically superior;

•	the marketing authorization holder consents to a second orphan medicinal product application; or

•	the marketing authorization holder cannot supply enough orphan medicinal product.

From January 1, 2021, a separate process for orphan drug designation will apply in Great Britain. There will be no pre-marketing authorization orphan designation (as there is in the EEA) and the application for orphan designation will be reviewed by the MHRA at the time of the marketing authorization application. The criteria are the same as in the EEA, save that they apply to Great Britain only (e.g. there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in Great Britain).

Pediatric Development

In the EEA, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan (“PIP”) with the EMA’s Pediatric Committee (“PDCO”) and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted by the PDCO of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization with the results of pediatric clinical trials conducted in accordance with the PIP are eligible for a six month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) even where the trial results are negative. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

PRIME Designation

In March 2016, the European Medicines Agency launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation, where the marketing authorization application will be made through the centralized procedure. Eligible products must target conditions for which where is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EEA or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products (“CHMP”) or Committee for Advanced Therapies are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Post-Approval Controls

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include the following:

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The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

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All new MAAs must include a risk management plan describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

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All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each European Union Member State and can differ from one country to another.

Brexit and the Regulatory Framework in the United Kingdom

In June 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Thereafter, in March 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The United Kingdom formally left the European Union on January 31, 2020. A transition period began on February 1, 2020, during which European Union pharmaceutical law remained applicable to the United Kingdom, and ended on December 31, 2020. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union Directives and Regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom, as the United Kingdom legislation now has the potential to diverge from European Union legislation. It remains to be seen how Brexit will impact regulatory requirements for product candidates and products in the United Kingdom in the long term. The MHRA has recently published detailed guidance for industry and organizations to follow now the transition period is over, which will be updated as the United Kingdom’s regulatory position on medicinal products and medical devices evolves over time.

Coverage and Reimbursement

Sales of AlloVir’s products would depend, in part, on the extent to which AlloVir’s products would be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the U.S., no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of AlloVir’s products would be made on a payor-by-payor basis. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. The coverage determination process is often a time-consuming and costly process that would require AlloVir to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement would be obtained.

In the United States and in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. The ability to successfully commercialize product candidates depends in part on the extent to which coverage and adequate reimbursement for these products and related treatments are available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as cell or gene therapy products. Sales of these or other product candidates will depend substantially, both domestically and abroad, on the extent to which the costs will be paid by health maintenance, managed care, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement are not available, or are available only to limited levels successful commercialization may be difficult. Even if coverage is provided, the approved reimbursement amount may not be high enough to establish or maintain pricing sufficient to realize a sufficient return on its investment. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”) an agency within the U.S. Department of Health and Human Services (“HHS”). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. Factors a payor considers in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Reimbursement is not guaranteed for any product candidate that is commercialized.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (“ASP”) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

Many third-party payors are increasingly limiting both coverage and the level of reimbursement of new drugs. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Other Healthcare Laws and Compliance Requirements

In the United States, AlloVir’s current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, CMS, other divisions of the HHS, (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (“DOJ”) and individual U.S. Attorney offices within the DOJ, and state and local governments. AlloVir’s clinical research, sales, marketing and scientific/educational grant programs may be subject to the following laws, each as amended, as applicable:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs; a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute;

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the federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

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the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

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the federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which require applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed healthcare practitioners and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•	federal government price reporting laws, which require AlloVir to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of pharmaceutical sales representatives; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and state and foreign laws that govern the privacy and security of health information in some circumstances. These data privacy and security laws may differ from each other in significant ways and often are not pre-empted by HIPAA, which may complicate compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of AlloVir’s business activities could be subject to challenge under one or more of such laws.

Government enforcement agencies have shown increased interest in pharmaceutical companies’ product and patient assistance programs, including reimbursement support services, and a number of investigations into these programs have resulted in significant civil and criminal settlements. In addition, at least one insurer has directed its network pharmacies to no longer accept co-pay coupons for certain specialty drugs the insurer identified. In addition, in November 2013, the CMS issued guidance to the issuers of qualified health plans sold through the ACA’s marketplaces encouraging such plans to reject patient cost-sharing support from third parties and indicating that the CMS intends to monitor the provision of such support and may take regulatory action to limit it in the future. The CMS subsequently issued a rule requiring individual market qualified health plans to accept third-party premium and cost-sharing payments from certain government-related entities. In September 2014, the OIG of the HHS issued a Special Advisory Bulletin warning manufacturers that they may be subject to sanctions under the federal Anti-Kickback Statute and/or civil monetary penalty laws if they do not take appropriate steps to exclude Part D beneficiaries from using co-pay coupons. Accordingly, companies exclude these Part D beneficiaries from using co-pay coupons. It is possible that changes in insurer policies regarding co-pay coupons and/or the introduction and enactment of new legislation or regulatory action could restrict or otherwise negatively affect these patient support programs, which could result in fewer patients using affected products, and therefore could have a material adverse effect on AlloVir’s sales, business, and financial condition.

Third party patient assistance programs that receive financial support from companies have become the subject of enhanced government and regulatory scrutiny. The OIG has established guidelines that suggest that it is lawful for pharmaceutical manufacturers to make donations to charitable organizations who provide co-pay assistance to Medicare patients, provided that such organizations, among other things, are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria and do not link aid to use of a donor’s product. However, donations to patient assistance programs have received some negative publicity and have been the subject of multiple government enforcement actions, related to allegations regarding their use to promote branded pharmaceutical products over other less costly alternatives. Specifically, in recent years, there have been multiple settlements resulting out of government claims challenging the legality of their patient assistance programs under a variety of federal and state laws. It is possible that AlloVir may make grants to independent charitable foundations that help financially needy patients with their premium, co-pay, and co-insurance obligations. If AlloVir chooses to do so, and if AlloVir or its vendors or donation recipients are deemed to fail to comply with relevant laws, regulations or evolving government guidance in the operation of these programs, AlloVir could be subject to damages, fines, penalties, or other criminal, civil, or administrative sanctions or enforcement actions. AlloVir cannot ensure that its compliance controls, policies, and procedures will be sufficient to protect against acts of its employees, business partners, or vendors that may violate the laws or regulations of the jurisdictions in which AlloVir operates. Regardless of whether AlloVir has complied with the law, a government investigation could impact AlloVir’s business practices, harm its reputation, divert the attention of management, increase its expenses, and reduce the availability of foundation support for its patients who need assistance.

On December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers (PBMs), unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between PBMs and manufacturers. Implementation of this change and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and PBM service fees are currently under review by the current U.S. presidential administration and may be amended or repealed. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current U.S. presidential administration may reverse or otherwise change these measures, both the current U.S. presidential administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of AlloVir’s practices may be challenged under these laws. Efforts to ensure that AlloVir’s current and future business arrangements with third parties, and AlloVir’s business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If AlloVir’s operations, including its arrangements with physicians and other healthcare providers, are found to be in violation of any of such laws or any other governmental regulations that apply to it, AlloVir may be subject to penalties, including, without limitation, administrative, criminal and/or civil penalties, damages, fines, disgorgement, reputational harm, imprisonment, the exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the United States government, and/or the curtailment or restructuring of AlloVir’s operations, as well as additional reporting obligations and oversight if AlloVir becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If any of the physicians or other healthcare providers or entities with whom AlloVir expects to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties.

The risk of AlloVir’s being found in violation of these laws is increased by the fact that many of these laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against AlloVir for violation of these laws, even if AlloVir successfully defends against it, could cause AlloVir to incur significant legal expenses and divert its management’s attention from the operation of its business. The shifting compliance environment and the need to build and maintain a robust system to comply with multiple jurisdictions with different compliance and reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements. Efforts to ensure that AlloVir’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial cost.

Data Privacy and Security Laws

AlloVir may also be subject to data privacy and security laws in the United States and various jurisdictions around the world in which AlloVir operates or from which AlloVir collects or otherwise processes personally identifiable information, or personal information. In the United States, HIPAA, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of personal information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (“the FTCA”) 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

In addition, certain states govern the privacy and security of health information and/or other personally identifiable information, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted the California Consumer Privacy Act (“CCPA”) which created comprehensive individual privacy rights for California consumers (as defined in the law) and placed increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA required covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. The CCPA went into effect on January 1, 2020, and the California Attorney General began commencing enforcement actions against violators on July 1, 2020. While there is currently an exception for protected health information that is subject to HIPAA and/or that is collected, used, or disclosed in clinical trial research, as currently written, the CCPA may still impact AlloVir’s business activities. The uncertainty and enforcement surrounding the implementation of CCPA exemplifies the vulnerability of AlloVir’s business to the evolving regulatory environment related to personal data and protected health information. The CCPA may increase AlloVir’s compliance costs and potential liability. The CCPA marks the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase AlloVir’s potential liability and adversely affect its business.

Additionally, a California ballot initiative, the California Privacy Rights Act (“CPRA”) was passed in November 2020 and as of January 1, 2023 has imposed additional obligations on companies covered by the legislation. The CPRA significantly modified the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also created a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA, as modified by the CPRA are potentially significant and may require AlloVir to modify its data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase AlloVir’s potential exposure to regulatory enforcement and/or litigation.

Similar laws have been passed in numerous other states and other states have proposed similar new privacy laws. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. The existence of comprehensive privacy laws in different states in the country would make AlloVir’s compliance obligations more complex and costly and may increase the likelihood that AlloVir may be subject to enforcement actions or otherwise incur liability for noncompliance. There are also states that are specifically regulating health information. For example, Washington state recently passed a health privacy law that will regulate the collection and sharing of health information, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states have passed laws that regulate biometric data specifically. These various privacy and security laws may impact AlloVir’s business activities, including AlloVir’s identification of research subjects, relationships with business partners and ultimately the marketing and distribution of AlloVir’s products. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which AlloVir may likely become subject, if enacted.

The collection, use, storage, disclosure, transfer, or other processing of personal information regarding individuals in the European Economic Area, or EEA, including personal health data, is subject to the EU GDPR, which became effective on May 25, 2018. Following Brexit, the EU GDPR has been incorporated into UK laws (“UK GDPR” and together with the EU GDPR, “GDPR”). The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union and the UK, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million (£17.5 million) or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Despite Brexit, the EU and UK GDPR remain largely aligned. Currently, the most impactful point of divergence relates to transfer mechanisms (i.e., the ability for EU/UK companies to transfer personal information to third countries, including the United States), because it requires AlloVir to implement a variety of different contractual clauses approved by EU or UK regulators. This complexity and the additional contractual burden increases AlloVir’s overall risk exposure. There may be further divergence in the future, including with regard to administrative burdens. The UK has announced plans to reform the country’s data protection legal framework in its Data Reform Bill, which will introduce significant divergence from the EU GDPR. Compliance with the EU GDPR and UK GDPR is a rigorous and time-intensive process that may increase AlloVir’s cost of doing business or require AlloVir to change AlloVir’s business practices, and despite those efforts, there is a risk that AlloVir may be subject to fines and penalties, litigation, and reputational harm in connection with AlloVir’s European or UK activities.

Additionally, AlloVir does business around the world and many other foreign jurisdictions have passed data privacy legislation and others are considering various proposals for new and/or amended privacy and data protection laws. Complying with these laws, if enacted, would require significant resources and leave AlloVir vulnerable to possible fines and penalties if AlloVir is unable to comply. The regulatory framework governing the collection, processing, storage, use and sharing of certain information is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with AlloVir’s existing data management practices or the features of AlloVir’s services and platform capabilities. Any failure or perceived failure by AlloVir, or any third parties with which AlloVir does business, to comply with AlloVir’s posted privacy policies, evolving laws, rules and regulations, industry standards, or contractual obligations to which AlloVir or such third parties are or may become subject, may result in actions or other claims against AlloVir by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent AlloVir were found to be guilty of violations or otherwise liable for damages, would damage AlloVir’s reputation and adversely affect its business, financial condition and results of operations.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in 2010, the ACA was enacted which includes changes to the coverage and payment for products under government health care programs. Among other things, the ACA:

•	increases the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program;

•	extends the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans;

•	establishes annual fees and taxes on manufacturers of certain branded prescription drugs;

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creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.; and

•	expands the entities eligible for discounts under the PHS Act’s pharmaceutical pricing program, also known as the 340B Drug Pricing Program.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. The Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013, and, due to legislation amendments to the statute, including the Bipartisan Budget Act of 2018, will stay in effect through 2031, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In December 2018, CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. In addition, CMS published a final rule that would give states greater flexibility, as of 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to request access to certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices AlloVir may obtain for any of its product candidates for which AlloVir may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Additional legislative changes may be enacted or the FDA or foreign regulations, guidance or interpretations may be changed which could impact the ability to obtain regulatory approvals. In the U.S., the European Union and other potentially significant markets, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices for certain products in certain markets. For example, in the U.S., there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At a federal level, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. In February 2023, HHS also issued a proposal in response to an October 2022 executive order from President Biden that includes a proposed prescription drug pricing model that will test whether targeted Medicare payment adjustments will sufficiently incentivize manufacturers to complete confirmatory trials for drugs approved through FDA’s accelerated approval pathway. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

In August 2022, the IRA was signed into law. The IRA includes several provisions that could impact AlloVir’s business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA’s Medicare drug price negotiation program. The effect of IRA on AlloVir’s business and the healthcare industry in general is not yet known. AlloVir expects that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. Federal Government will pay for healthcare drugs and services, which could result in additional pricing pressures.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm AlloVir’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for AlloVir’s drugs or put pressure on AlloVir’s drug pricing, which could negatively affect AlloVir’s business, financial condition, results of operations and prospects.

Human Capital

As of January 15, 2025, AlloVir had 6 full-time employees. None of AlloVir’s employees are represented by labor unions or covered by collective bargaining agreements. AlloVir considers its relationship with AlloVir’s employees to be good.

AlloVir’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and new employees, advisors and consultants. The principal purposes of AlloVir’s equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of the company by motivating such individuals to perform to the best of their abilities and achieve AlloVir’s objectives.

Available Information

AlloVir’s Internet address is www. allovir.com. AlloVir’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (“the Exchange Act”) are available through the “Investors” portion of its website free of charge as soon as reasonably practicable after AlloVir electronically files such material with, or furnishes it to, the SEC. Information on AlloVir’s website is not part of this proxy statement/prospectus or any of AlloVir’s other securities filings. In addition, AlloVir’s filings with the SEC may be accessed through the SEC’s Interactive Data Electronic Applications system at http://www.sec.gov. All statements made in any of AlloVir’s securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and AlloVir does not assume or undertake any obligation to update any of those statements or documents unless it is required to do so by law.

KALARIS’ BUSINESS

Overview

Kalaris is a clinical stage biopharmaceutical company focused on developing and commercializing innovative therapeutics aimed at becoming the standard of care for prevalent retinal diseases for which there is a major unmet medical need.

Kalaris is developing TH103, a novel, clinical stage anti-vascular endothelial growth factor (“VEGF”) drug, engineered to potentially provide longer lasting and increased anti-VEGF activity in patients with exudative and neovascular retinal diseases. TH103 is a fully humanized recombinant fusion protein, functioning as a “decoy receptor” (a VEGF trap), leveraging salient molecular properties of the human body’s native, highest affinity VEGF receptor 1. In head-to-head preclinical studies, TH103 showed more anti-VEGF activity and longer duration of activity compared to aflibercept, the current market-leading anti-VEGF agent, which also functions as a decoy receptor VEGF trap but differs from TH103 in key molecular elements.

Kalaris is enrolling an open label Phase 1 clinical trial of TH103 in patients with neovascular Age-related Macular Degeneration (“nAMD”), a leading cause of blindness in the United States and Europe that affected an estimated 1.6 million adults in the United States in 2023, and Kalaris expects to report initial clinical data from Part 1 of the Phase 1 clinical trial in the third quarter of 2025. Kalaris also plans to expand the development of TH103 beyond nAMD into other prevalent VEGF-mediated retinal diseases, such as Diabetic Macular Edema (“DME”), diabetic retinopathy (“DR”), and Retinal Vein Occlusion (“RVO”).

Over the past 20 years, anti-VEGF therapeutics have revolutionized the treatment of prevalent exudative and neovascular retinal diseases, which represented, based on publicly available SEC filings and publicly available regulatory documents reporting 2023 global net revenues for Eylea, Vabysmo, Lucentis and Eylea HD, an estimated $14 billion global branded market in 2023. While clinical trials for these drugs have shown improvements in mean visual acuity, these results often are not reproduced in real-world settings. Many patients find the treatment burden to be challenging because it requires a demanding schedule of clinic visits and years of monitoring and treatments. This onerous treatment burden can lead to a lack of adherence to the frequent visit regimen and a decline in vision after initial gains. Although newer anti-VEGF drugs and a higher-dose version of an existing drug have been approved for treatment, registrational studies for these drugs were not designed to demonstrate a reduction in treatment burden compared to existing therapies, and there remains a significant unmet need for a longer acting anti-VEGF agent.

TH103 was developed by Dr. Napoleone Ferrara, a Lasker Award-winning scientist known for isolating the genetic sequence for three human VEGF-A isoforms. He also was involved in determining the various isoforms’ differential interactions with their related receptor tyrosine kinases, VEGF receptor 1 (“VEGFR-1”) and VEGF receptor 2 (“VEGFR-2”). While at Genentech Inc., he supported the discovery and development of approved anti-VEGF therapeutics such as Lucentis ® and Avastin ® for neovascular/exudative retinal diseases and multiple cancers. Millions of patients worldwide have benefited from enhanced function or longevity because of these therapies. Pursuant to a consulting agreement with Kalaris, Dr. Ferrara currently provides an average of one to three hours per week of scientific, technical and medical advice to Kalaris to support Kalaris’ research and development activities.

Kalaris’ board of directors, management team and investors include co-founders, scientists and leaders and investors from companies that have played pivotal roles in developing retina therapeutics, including Macugen, the first-in-class U.S. Food and Drug Administration (“FDA”)-approved anti-VEGF agent launched in ophthalmology. Kalaris believes this expertise could also be applicable to other therapeutic areas.

Background

Vascular endothelial growth factor A (“VEGF-A”) is the primary signaling molecule that promotes vascular permeability and stimulates the growth of abnormal new blood vessels. This pathologic process is referred to as “neovascularization”. Neovascularization plays a central role in retinal diseases characterized by exudation (fluid leakage) and/or neovascularization such as nAMD, DME, DR, and RVO. Fluid leakage is visible with high resolution and quantified by clinicians using optical coherence tomography (“OCT”), a non-invasive imaging modality which is the current standard to guide diagnosis and therapy for neovascular diseases. All four of the currently FDA approved and marketed therapeutics for the treatment of these diseases, which are ranibizumab, faricimab, aflibercept, and brolucizamab and sold under the brand names Lucentis®, Vabysmo®, Eylea®, and Beovu ®, respectively, as well as the off-label, compounded anti-VEGF oncology drug bevacizumab, are biologic anti-VEGF agents. They bind to the ligand VEGF at the extracellular level, inhibiting its subsequent binding to the cognate receptor on the endothelial cells and its downstream signaling and biologic activity. On-label anti-VEGF agents together generated approximately $14 billion in global revenue during 2023 for VEGF-mediated retinal diseases, which estimate is based on publicly available SEC filings and publicly available regulatory documents reporting 2023 global net revenues for Eylea, Vabysmo, Lucentis and Eylea HD.

Anti-VEGF agents for the management of retinal diseases are typically administered by intravitreal injection, an in-office procedure routinely performed by a trained retina specialist and generally well-tolerated by patients. Existing therapies have made great strides in preserving or improving vision for patients with those neovascular eye diseases, but for many patients the onerous treatment burden of frequent clinic visits as often as every one to two months over many years is intractable. To ease this treatment burden on patients and their caregivers, some physicians attempt to extend the dosing interval, and some patients delay or miss appointments, together resulting in suboptimal clinical outcomes compared with those seen in registrational trials for these treatments.

Recently approved agents have attempted to address the treatment burden by including a second target or by increasing the dose of an existing drug. However, registrational trials for these agents were not designed to compare study agent treatment burden to the active control group because the trials required monthly patient visits. Therefore, any potential reduction in treatment burden provided by these agents is difficult to ascertain. Other design features in these registrational trials that presented inherent limitations to data interpretation included: treatment intervals differed between study agent and active control groups, precluding direct interval comparisons; within-trial treatment interval reassignments introduced confounding biases including selection bias and unmasking; and interval reassignments were based on unvalidated clinical criteria. A significant unmet need remains for an anti-VEGF agent that can demonstrate longer acting anti-VEGF activity and provide for extended intervals between patient visits while maintaining optimal vision outcomes.

Kalaris’ Product Candidate

Kalaris is evaluating TH103 in an ongoing, open-label Phase 1 clinical trial for nAMD and plans to develop TH103 for a number of other exudative and neovascular retinal diseases. Kalaris’ development pipeline for TH103 is shown in the image below.

TH103 is a decoy receptor VEGF trap engineered for increased anti-VEGF activity and longer duration of activity and has a high affinity for both VEGF and heparan sulfate proteoglycans (“HSPG”). HSPG are macromolecules that are present throughout the eye, including the vitreous and all retinal layers. Kalaris believes HSPG macromolecules act as molecular anchors for TH103, potentially extending its intraocular retention and reducing the frequency anti-VEGF injections.

To achieve high affinity for both VEGF and HSPG, TH103 is engineered by fusing extracellular VEGF receptor binding elements, namely domain 2 (“D2”) and domain 3 (“D3”) of the native VEGFR1 with the constant region (Fc portion) of human Immunoglobulin G1 (“IgG1”), as VEGF-A binds to VEGFR1 with higher affinity than VEGFR2. D2 provides high affinity VEGF binding and D3 enhances VEGF functional affinity and also binds HSPG with high affinity. In contrast, aflibercept, the current market-leading VEGF trap, uses domain 3 from VEGF receptor 2 (“VEGFR2”), which has much lower affinity for HSPG. Therefore, TH103 is designed for increased VEGF binding and increased intraocular retention, as demonstrated in head-to-head preclinical experiments against aflibercept. The image below compares TH103 and aflibercept’s designs, where VEGFR1 extracellular elements are represented in blue and elements of VEGFR2 are represented in red.

TH103 extracellular domains 2 and 3 of native VEGFR1;

Aflibercept extracellular domains 2 and 3 derived from VEGFR1 and VEGFR2

TH103
EXTRACELLULAR DOMAINS
VEGFR1
1
2
3
4
5
6
7
2
3
Fc

Preclinical Studies of TH103

Dr. Ferrara and his team conducted a series of in vitro and in vivo preclinical experiments comparing TH103 to aflibercept. In nAMD, abnormal growth of choroidal blood vessels occurs in the macula, known as choroidal neovascularization (“CNV”), making it important to evaluate TH103’s ability to inhibit choroidal cell proliferation in an animal model through its anti-VEGF activity. In an in vitro study of bovine choroidal endothelial cells (“BCEC”), TH103 demonstrated 100% inhibition of proliferation of BCEC at a 1 nanomolar (“nM”) concentration (maximum effect, Emax), while aflibercept achieved only 80% inhibition, even at higher tested concentrations.

To determine if these findings translated in vivo, Dr. Ferrara used the standard rodent laser-induced CNV model. In this model, focused laser energy is applied to the mouse retina one day after administration of the study agent to cause thermal retinal damage which induces CNV lesion growth that is measured seven days later. When compared to aflibercept and a control at equimolar concentrations (2.5 µg), TH103 demonstrated an approximately two-fold reduction in the mean CNV area (p<0.01 compared with IgG control). Additionally, the reduction in CNV with TH103 was equal to or greater than that achieved with a 10-fold higher concentration of aflibercept (25 µg).

To determine if anti-VEGF activity was sustained over a longer period, the mouse experiment was repeated with the study agents administered 14 days before the laser application. At day 7 post-laser (21 days after administration of the study agents), TH103 showed a significant reduction in mean CNV growth, whereas aflibercept showed no reduction compared to the control, suggesting that TH103 had longer lasting and increased anti-VEGF activity compared with aflibercept.

Clinical

Based on the preclinical study results and favorable preclinical toxicology data, Kalaris advanced TH103 into clinical development. Kalaris is currently enrolling treatment-naïve nAMD patients in an ongoing Phase 1 clinical trial of TH103 that is divided into two parts. Part 1 of the trial is a single ascending dose study focused on safety and pharmacokinetics, enrolling patients across a series of ascending dose cohorts. Part 1 of the trial is designed to evaluate up to five dose cohorts (currently planned as 0.5 mg/eye, 1.5 mg/eye, 2.5 mg/eye, 5.0 mg/eye and 10.0 mg/eye) with the escalation to each higher dose cohort subject to the results observed in the prior dose cohort(s). Each cohort in Part 1 is expected to enroll at least three and up to six patients and dose escalation is planned to proceed until the maximum tolerable dosage has been attained per trial protocol. Part 2 of the Phase 1 trial is designed to enroll and treat with TH103 up to 12 treatment-naïve patients, aged 50 years and older, with a CST measurement greater than 325 microns. The TH103 dose level for Part 2 will be selected based on results from Part 1 of the trial. In Part 2 of the trial, treatment-naïve patients who did not participate in Part 1 of the trial will initially receive a single injection of aflibercept, with additional injections of aflibercept, up to a maximum of three total injections, being administered until fluid is no longer present in the retina. Then the patient will be monitored for fluid re-emergence. The treatment-naïve patients who receive aflibercept in Part 2 of the trial will only be administered TH103 if the following criteria are met: (1) the patient responds to the injections of aflibercept as determined by complete resolution of fluid measured by OCT and (2) within 90 days of such complete resolution of fluid there is a re-emergence of fluid in the retina. Upon fluid re-emergence, patients who initially received aflibercept will be administered a single injection of TH103 and then monitored again for fluid resolution and fluid re-emergence. Kalaris expects to report initial data from Part 1 of the Phase 1 clinical trial in the third quarter of 2025, with additional follow-up data expected in 2026. Assuming successful completion of the ongoing Phase 1 clinical trial of TH103, and subject to the favorable results from such trial and discussions with regulators, Kalaris also plans to initiate a Phase 2 clinical trial of TH103 for nAMD in the first half of 2026.

Kalaris Board and Management Team

Kalaris’ management team and members of the Kalaris board of directors have been involved at other companies in the development of a number of FDA approved anti-VEGF therapies (including ranibizumab, faricimab and pegaptanib), as well as co-founding and in-licensing the complement inhibitor avacincaptad pegol intravitreal solution (FDA approved for the treatment geographic atrophy in a dry form of AMD and sold under the brand name Izervay®). Samsara LP, a venture capital investment firm with deep ophthalmic experience and expertise has been the principal financial sponsor and co-founder of the company.

Kalaris’ management team consists of executives with extensive pharmaceutical industry experience, including a collective 60 years of experience in anti-VEGF therapeutic development. Kalaris’ management team includes ophthalmologists and a retinal specialist with experience in the development of retinal therapeutics and who have cofounded companies that obtained FDA approval of new molecular entities for dry and wet forms of macular degeneration. Kalaris’ Chief Executive Officer is Andrew Oxtoby, who has over two decades of experience in the pharmaceutical and biotech industries and has held a variety of leadership roles across multiple therapeutic areas during his career. Prior to joining Kalaris in March 2024, Andrew was the Chief Commercial Officer of Chinook Therapeutics, Inc. and has also held multiple executive leadership roles at Aimmune Therapeutics, Inc. and Eli Lilly & Co. Jeffrey Nau, Ph.D., MMS, Kalaris’ Chief Operating Officer, was previously President and Chief Executive Officer of Oyster Point Pharma, Inc., where he guided its corporate evolution from inception through commercial launch of Tyrvava® for dry eye disease and subsequent acquisition by Viatris Inc. Prior to Oyster Point, Dr. Nau was Vice President, Clinical and Medical Affairs at Ophthotech Corporation (now Iveric Bio, Inc.). Dr. Nau also worked in the ophthalmology division of Genentech Inc. (now F. Hoffmann-La Roche AG, “Roche”) on the development and commercialization of anti-VEGF agent Lucentis®. Matthew Feinsod, M.D., Kalaris’ Chief Medical Officer, is a board-certified ophthalmologist who has played key roles in a number of private and public ophthalmology biotech companies over 20 years, including Eyetech Pharmaceuticals Inc. (“Eyetech”) and Imagen Biotech Inc., from early-stage candidate development through product commercialization involving therapeutics targeting the retina. Dr. Feinsod has also served as a medical officer in the ophthalmology division of the FDA.

Kalaris’ Executive Chairman and co-founder, Samir Patel, M.D. was previously President of Ophthotech Corporation and co-founder of Eyetech, which developed the first FDA-approved anti-VEGF agent (Macugen®) for the treatment of nAMD and was acquired by OSI Pharmaceuticals, Inc. (now Takeda Pharmaceuticals Company Limited). Complementing Kalaris’ executive management is Kalaris’ scientific founder, Napoleone Ferrara, M.D., distinguished Professor of Pathology at the University of California San Diego and Lasker Award winner who co-discovered and isolated VEGF-A and its isoforms, along with its receptors, and while at Genentech, Inc. was an inventor of both Avastin® and Lucentis®. Dr. Ferrara is also a member of Kalaris’ board of directors. Also on the Kalaris board of director is Anthony Adamis, M.D., the former head of ophthalmology, immunology and infectious disease at Genentech, Inc. and a co-founder of Eyetech and Eyebiotech Limited (acquired by Merck & Co., Inc.). Dr. Adamis was a pioneer in demonstrating the role of anti-VEGF in mediating ischemic and exudative diseases in the eye while a professor at Harvard University.

Also on Kalaris’ board of directors are Srinivas Akkaraju, M.D., PhD, and Mike Dybbs, PhD, who are partners at Samsara LP. Dr. Akkaraju has served on the Kalaris board of directors since the formation of the company in 2019 and is the managing general partner at Samsara LP. He has extensive investing experience in ophthalmology biotechnology companies, including Eyetech, the company behind the development and launch of Macugen, the first anti-VEGF agent to be approved for the treatment of nAMD in 2004. Dr. Akkaraju currently serves on the board of directors of vTv Therapeutics, Inc., Scholar Rock Holding Corporation, Mineralys Therapeutics, Inc., and Alumis Inc., and he previously served as director of Chinook Therapeutics, Inc., Syros Pharmaceuticals, Inc., Intercept Pharmaceuticals, Inc., Jiya Acquisition Corp., Seattle Genetics, Inc. (now, Seagen Inc.), and Principia Biopharma, Inc. Dr. Dybbs has served on the Kalaris board of directors since March of 2022 and is a partner at Samsara LP where he has worked since March 2017. Dr. Dybbs has extensive experience in the life sciences industry and currently serves on the board of directors of two publicly traded biotechnology companies, Sutro Biopharma, Inc. and Nkarta, Inc.

Kalaris’ Strategy

Kalaris’ objective is to become a leading biopharmaceutical company focused on developing and commercializing innovative therapeutics aimed at becoming the standard of care for prevalent retinal diseases for which there is a major unmet medical need.

Key components of Kalaris’ strategy to achieve this objective include:

•	Advance the clinical development of TH103 as a potential treatment for nAMD.

Kalaris’ product candidate TH103 is being evaluated in an ongoing Phase 1 clinical trial for patients with nAMD. TH103 is a fully humanized, recombinant fusion protein designed to combine increased anti-VEGF activity with prolonged intraocular retention. Kalaris’ two-part, open label Phase 1 clinical trial of TH103 is designed to assess the initial safety data and maximum tolerated dose. Kalaris expects to report initial data from Part 1 of the Phase 1 clinical trial in the third quarter of 2025 with additional follow up data expected in 2026. Assuming successful completion of the ongoing Phase 1 clinical trial of TH103, and subject to the favorable results from such trial and discussions with regulators, Kalaris also plans to initiate a Phase 2 clinical trial of TH103 for nAMD in the first half of 2026.

•	Pursue the development of TH103 as a treatment for other neovascular, exudative retinal diseases.

Kalaris is also evaluating the potential development of TH103 to treat additional VEGF-mediated neovascular and/or exudative diseases of the retina including DME, DR, RVO and retinopathy of prematurity (“ROP”). DME and RVO together impact an estimated 40 million people worldwide and patients with DME/DR and RVO face similar treatment challenges as nAMD patients, particularly the treatment burden of frequent clinic visits incurred by aged patients. Kalaris believes that TH103 has the potential to significantly reduce this burden and provide meaningful benefits to patients with DME/DR and RVO. Kalaris may also evaluate TH103 to treat ROP. ROP is a rare retinal disorder affecting an estimated 14,000 to 16,000 newborns in the United States each year.

•	Commercialize TH103 in the United States, if approved, and potentially expand into other ophthalmic therapeutics.

Kalaris has retained worldwide development and commercialization rights to TH103. Kalaris intends to commercialize TH103, if approved, in the United States with its own specialty salesforce. Kalaris also anticipates commercializing TH103 in markets outside of the United States through third-party collaboration and/or distribution agreements. Kalaris envisions expanded use of its commercial organization to distribute additional retinal and/or ophthalmologic therapeutics that Kalaris may market through future licensing, partnership or acquisition activity.

Kalaris’ executive team and board of directors has deep expertise in drug development and commercialization, particularly related to ophthalmology and retina therapeutics, and have collectively contributed to the discovery, development and commercialization of multiple approved products in this therapeutic category.

•	Strengthen Kalaris’ development pipeline through licensing and acquisition activities.

Kalaris intends to opportunistically complement its ongoing development programs by accessing additional product candidates and technologies through in-licensing, strategic collaborations and acquisitions. Kalaris believes that the significant ophthalmic drug development expertise of its management team and board of directors provides it with a differentiated set of capabilities to identify, access and advance product candidates for diseases of the eye and potentially other therapeutic areas.

The Human Retina

Light enters the human eye and is refracted by the cornea and lens before penetrating through the vitreous humor to the neurosensory retina which lines the posterior of the eye. The central region of the retina is the macula, and the central 1mm of the macula is called the fovea which is responsible for color and high acuity central vision. The peripheral retina is responsible for the peripheral field of vision. The retina contains photoreceptors, which are specialized light-sensing cells called rods and cones; these cells convert light into signals that are transmitted to the visual cortex of the brain through the millions of nerve fibers which make up the optic nerve.

The composition of the human eye

Source: National Eye Institute Media Library

Diseases of the Retina

Based on available third-party epidemiologic studies, Kalaris expects that the prevalence of retinal diseases, such as age-related macular degeneration (“AMD”), DME/DR and RVO, which are primarily age-related, will continue to grow and that there remains a significant unmet need for these indications despite the availability of approved treatment options. More than three million people in the United States are currently impacted by significant visual impairment or blindness resulting from these retinal diseases, and the branded market for therapeutics used to treat them was estimated, based on publicly available SEC filings and publicly available regulatory documents reporting 2023 global net revenues for Eylea, Vabysmo, Lucentis and Eylea HD, to be $14 billion worldwide in 2023.

Neovascular Age-Related Macular Degeneration

AMD is an eye disease that results in visual distortion and loss of central vision. It generally affects people over 50 years of age and is a leading cause of blindness among older adults. In the United States, approximately 20 million people have AMD, including more than 35% of adults over 80 years of age, and an estimated 1.6 million adults had nAMD in 2023. Worldwide, an estimated 200 million people have AMD, with the patient population expected to increase to 300 million by 2040, largely due to an aging population.

Atrophic, or dry, AMD (“dAMD”) accounts for up to 90% of all AMD cases and is usually a slowly progressive condition that involves the accumulation of deposits, known as drusen, which causes a thickening of Bruch’s membrane that disrupts the cytoarchitecture of the overlying retinal pigmentation epithelium (“RPE”). This disruption, coupled with oxidative stress and inflammation, is thought to result in compromised RPE function and eventually cell death or dysfunction of the RPE and overlying neurosensory retina. Symptoms of dAMD, which may be unrecognizable to patients in the earlier stages of the disease, advance slowly over several years. Late-stage dAMD, also referred to as geographic atrophy (“GA”), may affect as many as 2 million people in the United States.

nAMD is a severe, advanced form of the disease caused by the aberrant growth of abnormal new blood vessels, known as neovascularization, in the highly vascularized choroid layer under the macula. These aberrant and abnormal vessels leak fluid and bleed into the macula, leading to acute or subacute vision loss, associated retinal cell dysfunction and death, and scar tissue, or “fibrosis”. While nAMD makes up only 10% to 15% of all AMD patients, it is responsible for approximately 90% of AMD-related blindness. Left untreated, loss of central vision is irreversible, and patients may be unable to read, drive or perform other activities of daily living, contributing to a significant decline in quality of life. Patients with dAMD at any stage can progress to nAMD.

VEGF and its role in the pathology of nAMD

VEGF is the core signaling protein involved in the development of the abnormal growth of blood vessels under the retina in patients with nAMD. Binding of VEGF to its cognate receptors on the endothelial cell surface results in the activation of signaling pathways, which initiates endothelial cell division, migration and proliferation. VEGF also promotes vascular permeability. As such, upregulation of VEGF is implicated in retinal diseases characterized by abnormal vessel growth (neovascularization) and leakage (exudation), such as nAMD, diabetic eye disease and RVO. Pharmaceutical inhibition of VEGF has been proven to result in significant therapeutic benefit in patients with nAMD and for approximately 20 years anti-VEGF agents have been the standard of care for patients with nAMD.

VEGF-A is the primary mediator and the key target for pathologic angiogenesis and exudation (permeability) in retinal disease

Normal Retina
Macular Degeneration
Pathologic exudation and angiogenesis
Normal Retina
Macular Degeneration

In humans, the VEGF superfamily includes five related members, VEGF-A, VEGF-B,

VEGF-C, VEGF-D and placental growth factor (“PlGF”). Members of the VEGF superfamily bind to specific receptor tyrosine kinases, VEGFRs, which includes VEGFR1, VEGFR2 and VEGFR3. VEGF-A and VEGF-B both bind to VEGFR1. VEGF-A also binds to VEGFR2. VEGF-C and VEGF-D interact primarily with VEGFR3. VEGFR1 and VEGFR2 are expressed predominantly on vascular endothelial cells, while VEGFR3 is expressed primarily on lymphatic endothelial cells. VEGFR2 is a key signaling receptor for VEGF-A and mediates cellular responses to VEGF-A. VEGFR1, which has a ten-fold higher binding affinity for VEGF-A compared to VEGFR2, triggers endothelial cell and monocyte migration, and is also responsible for the modulation of VEGFR2 signaling activity. The interactions between the different VEGF superfamily members and their corresponding receptors are illustrated in the simplified schematic presented below.

VEGF-A is the growth factor primarily involved in retinal neovascularization and exudation

VEGF-B
VEGF-A
VEGF-C
VEGF-D
VEGFR1
VEGFR2
VEGFR3
PlGF
Vascular endothelial cell
Lymphatic endothelial cell

Similar to other VEGFRs, the extracellular portion of VEGFR1 consists of seven immunoglobulin-like domains. D2 on VEGFR1 is the primary binding element for VEGF and is responsible for ligand specificity while D3 plays an important role in binding affinity and stability. Moreover, D3 of VEGFR1 provides a molecular interface which aligns more closely with VEGF than the corresponding domain on VEGFR2, a distinction which might contribute to its higher VEGF binding functional affinity. In addition, D3 on VEGFR1, though not the corresponding D3 of VEGFR2, is a prominent heparin binding site because of an aggregation of basic charged amino acids. As a result, D3 of VEGFR1 binds to HSPG molecules, which are located on the cell surface or extracellular matrix of various tissues throughout the body including the vitreous and retinal layers.

Currently Approved Therapeutics to Treat nAMD

Kalaris is aware of six reference biologic (non-biosimilar) drugs that the FDA has approved for the treatment of exudative and neovascular retinal diseases to date, all of which are designed to inhibit the activity of VEGF. The approved reference biologic drugs include: pegaptanib, a pegylated aptamer under the brand name Macugen®; ranibizumab, a VEGF-targeted antibody fragment approved in 2006 and marketed by Roche as Lucentis®; aflibercept, a fusion protein consisting of extracellular binding domains of VEGFR1 and VEGFR2, initially approved in 2011 and approved at a higher dose in 2023, is commercialized by Regeneron Pharmaceuticals, Inc. under the brand names Eylea® and EyleaHD®; brolucizumab, a single chain antibody fragment approved in 2019 and sold by Novartis AG under the brand name Beovu®; and faricimab, a bispecific antibody targeting both VEGF and angiopoietin-2, approved in 2022 and sold by Roche under the brand name Vabysmo®. In addition, bevacizumab, a full-length monoclonal antibody targeting VEGF sold by Roche under the brand name Avastin® that was initially approved in 2004 to treat colon cancer and subsequently approved to treat multiple additional cancers, is used off-label to treat exudative and neovascular retina diseases. Commercial distribution of pegaptinib has been discontinued in the United States and brolucizumab is used infrequently due to safety concerns. The remaining four approved reference biologic anti-VEGF drugs for the treatment of nAMD generated, based on publicly available SEC filings and publicly available regulatory documents reporting 2023 global net revenues for Eylea, Vabysmo, Lucentis and Eylea HD, an estimated worldwide revenue of $14 billion in 2023 with aflibercept alone generating worldwide sales of approximately $9 billion. In addition to these figures, off-label use of bevacizumab is estimated to represent approximately 30% of additional injections to the total generated by approved therapies. Lastly, biosimilars for both ranibizumab and aflibercept have more recently entered the U.S. market.

Because nAMD is a heterogenous disease, patients exhibit a range of baseline presentations and responses to anti-VEGF therapy. For example, patients may present at different disease stages (acute, sub-acute and chronic), severities and neovascular types based on lesion location and features. The wide variability of presenting baseline functional and anatomical variables such as visual acuity, lesion characteristics and retinal integrity often limit the ability to predict treatment response.

The recent FDA approvals of anti-VEGF agents faricimab and high-dose (8mg) aflibercept involved registrational clinical trials that studied longer treatment intervals. The FDA labels for these agents describe the range of dosing intervals that were tested and reached non-inferiority with active controls. However, these clinical trials were not designed to provide evidence of superior, clinically meaningful durability or reduction in patient burden compared with already existing agents for several reasons: (1) asymmetric dosing intervals between treatment and active controls precluded direct comparisons; (2) mid-study treatment interval reassignments introduced multiple confounding biases that limit data interpretability; and (3) patients were required to return for monthly monitoring visits in order to identify which patients needed supplemental injections, thereby precluding any assessment of reduced patient burden. Compounding these issues, the criteria upon which supplemental injection decisions were made (i.e., mid-study interval reassignments) were not validated, may not have reflected clinical practice, and varied between trials. Despite the availability of newer treatment options, Kalaris believes a significant unmet need remains for an anti-VEGF therapeutic with more durable efficacy to allow for an extended interval of time between visits for a higher percentage of patients.

A description of the reference biologic therapeutics currently used to treat nAMD and the FDA-approved range of dosing frequencies are detailed in the table below.

Kalaris’ Solution: TH103

Kalaris’ product candidate, TH103, is an intravitreally administered, fully humanized, recombinant anti-VEGF fusion protein that incorporates novel molecular modifications designed to optimize VEGF binding and potentially prolong its retention in the retina. Preclinical study results suggest that TH103 may extend treatment durability and reduce treatment burden. Similar to the chimeric fusion protein and leading branded agent, aflibercept, TH103 fuses two VEGF extracellular binding domains to the Fc portion of an IgG1 molecule and is expected to be able to bind VEGF-A, VEGF-B and PlGF. However, in contrast to aflibercept, which utilizes the D2 binding domain of VEGFR1 and the D3 binding domain of VEGFR2, TH103 contains D2 and D3 binding domains of onlyVEGFR1. Kalaris believes this configuration of domains, intended to mimic their orientation on the most potent VEGF binding receptor, VEGFR1, as well as binding to HSPG, which is present in all retinal layers and may confer improved VEGF inhibition and prolonged duration of action for TH103. A comparison of the molecular design of TH103 and aflibercept is presented in the image below.

D2 and D3 extracellular binding domains of VEGFR1 for TH103 and Aflibercept

Given its high affinity for HSPG that are present in all retinal layers, inclusion of VEGFR1 D3 has been shown in preclinical experiments to increase TH103 residence time in ocular tissues, such as the vitreous and retina. In contrast, aflibercept contains VEGFR2 D3 for its lower tissue sequestration which improves its pharmacokinetic profile in systemic indications, such as cancer, where it is marketed as Zaltrap® (FDA approved to treat metastatic colorectal cancer) but may limit retinal tissue sequestration.

Preclinical Evaluation of TH103 compared to aflibercept

In both in vitro and in vivo preclinical studies comparing the anti-VEGF activity of TH103 and aflibercept, TH103 demonstrated longer lasting and increased anti-VEGF activity. In an in vitro study designed to compare their inhibitory effects, TH103 demonstrated 100% inhibition of VEGF-induced proliferation of bovine choroidal endothelial cells (“BCEC”) at approximately 1 nM, the half-maximal inhibitory concentration of TH103. In contrast, aflibercept only inhibited up to 80% of BCEC proliferation at 1 nM and at all higher concentrations tested. These results are illustrated in the images below.

TH103 demonstrated greater inhibition of VEGF-induced BCEC proliferation as compared to aflibercept.

To translate these data in vivo, a rodent laser-induced choroidal neovascularization (‘CNV”) experiment was conducted, which is commonly used in evaluating investigational therapies for the treatment of nAMD during preclinical development. As shown in the image below, TH103 or aflibercept were administered by intravitreal injection to the mouse eye one day prior to laser-induced CNV growth, and CNV area was measured seven days later.

Laser-induced choroidal neovascularization is a well-characterized model of nAMD.

As is shown in the image below, in the preclinical study, TH103 demonstrated an approximately two-fold reduction in mean CNV area compared with equimolar concentrations of aflibercept. Moreover, mean CNV reduction achieved with 2.5 µg TH103 compared favorably even with a 10-fold higher concentration of aflibercept (25 µg).

TH103 demonstrated reduced mean CNV area as compared to aflibercept

TH103 exhibited high affinity HSPG binding D3 for increased intraocular retention

Based on data generated by Kalaris, inclusion of VEGFR1 D3 conferred an approximately 780-fold higher affinity than aflibercept for HSPG, as measured by the equilibrium dissociation constant (“KD”). As depicted in the cross-sectional image of the retina presented below, HSPG are found in all layers of the retina and choroid, including the internal limiting membrane, nerve fiber layer, ganglion cell layer, neurosensory retina, RPE and Bruch’s membrane. Importantly in AMD, published third-party preclinical animal data indicated that expression of HSPG is increased and parallels the area of CNV lesions. Kalaris believes the high affinity of TH103 for HSPG may prolong retinal tissue sequestration and prolonged anti-VEGF activity.

Heparan sulfate is present across all retinal layers and choroid.

Adult Human Retina Cross-section

Photoreceptors
Choroid

Green: Heparan sulfate antibody

Blue: DAPI staining of cell nuclei

An in vivo rabbit study compared retinal retention of TH103 to aflibercept. As shown in the images below, immunofluorescent staining conducted 14 days after intravitreal administration demonstrated that TH103 had greater retinal retention compared to aflibercept, with darker staining indicating higher levels of TH103 in the retina.

14 days post-injection, TH103 showed darker immunofluorescent staining compared with aflibercept in rabbit retina cross section

To test the hypothesis that TH103 would maintain bioactivity longer than aflibercept, the mouse laser-induced CNV experiment was repeated, administering the doses 14 days (instead of one day) prior to the laser treatment. This allowed for the assessment of treatment effects 21 days post-injection.

As shown in the bar graph below, 21 days after administration TH103 demonstrated a statistically significant, greater mean reduction in CNV area (p<0.001 compared to aflibercept or control) at the same equimolar concentrations.

As depicted in the representative images below, with green fluorescence indicative of CNV area, at day 21 TH103 exhibited continued anti-VEGF activity with CNV reduction compared to aflibercept and control IgG. Kalaris believes that these results are indicative of TH103’s strong HSPG binding characteristics in the retina resulting in longer-acting anti-VEGF activity.

At Day 21, TH103 demonstrated reduced CNV area compared to aflibercept

The sustained retina retention of TH103 following intravitreal injection is also supported by the pharmacokinetic data shown below. Serum levels of aflibercept and TH103 were measured in mice at 1, 3, 7, 14, and 21 days after intravitreal injection. Each molecule was injected in both eyes in equimolar amounts (2.4 µg). As illustrated in the image below, aflibercept administration resulted in higher serum levels as compared to TH103 at all time points throughout the experiment, suggesting TH103 was retained in the eye for longer than the aflibercept. Overall systemic exposure (“AUC”) was lower for TH103 as compared to aflibercept.

TH103 demonstrated lower serum levels compared to aflibercept following IVT administration in a preclinical in vivo experiment

Serum Levels of TH103 Compared to Aflibercept After Bilateral Intravitreal Injection in a murine model aflibercept
TH103
Serum huFc levels (ng/mL)
150
100
50
0
1 d
3 d
7 d
14 d
21 d
150
100
50
1 d
3 d
7 d
14 d
21 d

- *Serum levels of aflibercept and TH103 in mice at different time points after intravitreal injection.*
- *Each molecule was injected in both eyes in equimolar amounts (2.4 µg).*
- *After 1, 3, 7, 14, and 21 d, peripheral blood was collected from the tail vein.*
- *Human Fc levels were measured by ELISA. Values shown are means ± SEM. n = 8 per point.*

Preclinical safety evaluations

TH103 has undergone single-dose and repeat-dose preclinical toxicity studies in Dutch Belted rabbits and Göttingen minipigs in support of IND clearance and preparation for a single ascending dose, first-in-human clinical trial. Anti-drug antibody (“ADA”) generation was observed in most animals and was not unexpected following intravitreal administration of humanized biologic agents in animals due to cross-species reactivity. This phenomenon has also been reported in preclinical toxicology studies of other anti-VEGF biologic therapies.

Single Dose Toxicology Studies

In both the rabbit and minipig studies, there were no observed TH103-related effects on body weight, food consumption, clinical observations, intraocular pressure, electroretinogram (“ERG”), clinical pathology parameters (hematology, coagulation and clinical chemistry), organ weights, or macroscopic examinations. Toxicokinetic parameters indicated that systemic exposure for TH103 increased with increasing dose in an approximately dose proportional manner and in general was extremely low.

In the Dutch-belted rabbit toxicology study, a single intravitreal injection of one of three doses of TH103 (0.6 mg, 1.2 mg and 2.3 mg) was administered in one eye. All treated animals were positive for ADA by day 8 and remained positive through day 29. There was a dose-dependent and time-dependent intraocular inflammation that coincided with ADA levels. The intraocular inflammation improved in most eyes over time. Based on the recoverable nature of inflammation and absence of degenerative findings, the No Observed Adverse Effect Level (“NOAEL”) in this study was determined to be 1.2 mg per eye, which is equivalent to approximately 3.2 mg per eye in a human eye based on average vitreous volumes.

In the Göttingen minipig toxicology study, a single intravitreal injection of one of three doses of TH103 (0.9 mg, 2.3 mg and 3.7mg per eye) was administered in both eyes. Similar to the study in rabbits, most treated animals were positive for ADA by day 8 and remained positive through day 29. ADA levels and intraocular inflammation coincided in most animals across all dose levels, but a dose-related response was not observed.

Repeat Dose Toxicology Studies

Göttingen minipigs were administered repeat doses of TH103 by intravitreal injection into both eyes at 4-week intervals for six months (doses of 1.0 mg, 2.1 mg and 3.6 mg per eye) at seven time points through day 169 followed by an 8-week recovery period after the last dose to evaluate the potential reversibility of any finding. There were no observed TH103-related effects on body weight, electrocardiology, ERG, clinical pathology parameters (hematology, coagulation and clinical chemistry) or organ weights. Toxicokinetic parameters indicated that systemic exposure for TH103 generally increased with increasing dose. In general, at all dose levels there was a direct and dose-dependent relationship between intraocular inflammation and ADA levels, with increasing severity from day 22 to day 183. Intraocular inflammation improved in nearly all animals after administration of systemic and topical steroids.

Kalaris’ ongoing Phase 1 clinical trial of TH103

Kalaris is developing TH103 as a first-line treatment for nAMD. Kalaris is actively enrolling a two-part, open label, Phase 1 clinical trial of TH103 designed to assess the safety, tolerability and pharmacokinetics of the therapeutic candidate as well as provide preliminary indications of anti-VEGF activity. Part 1 of the Phase 1 clinical trial is a single ascending dose study in treatment naïve nAMD patients, 50 years or older, who have a central subfield thickness (“CST”), a cross-sectional measurement of central macular thickness that is obtained using OCT imaging, exceeding 325 microns. Part 1 of the trial is enrolling patients across a series of ascending dose cohorts. Part 1 of the trial is designed to evaluate up to five dose cohorts (currently planned as 0.5 mg/eye, 1.5 mg/eye, 2.5 mg/eye, 5.0 mg/eye and 10.0 mg/eye) with the escalation to each higher dose cohort subject to the results observed in the prior dose cohort(s). Each cohort in Part 1 is expected to enroll at least three and up to six patients and dose escalation is planned to proceed until the maximum tolerable dosage has been attained per trial protocol. Part 2 of the Phase 1 trial is designed to enroll and treat with TH103 up to 12 treatment-naïve patients, aged 50 years and older, with a CST measurement greater than 325 microns. The TH103 dose level for Part 2 will be selected based on results from Part 1 of the trial. In Part 2 of the trial, treatment-naïve patients who did not participate in Part 1 of the trial will initially receive a single injection of aflibercept, with additional injections of aflibercept, up to a maximum of three total injections, being administered until fluid is no longer present in the retina. Then the patient will be monitored for fluid re-emergence. The treatment-naïve patients who receive aflibercept in Part 2 of the trial will only be administered TH103 if the following criteria are met: (1) the patient responds to the injections of aflibercept as determined by complete resolution of fluid measured by OCT and (2) within 90 days of such complete resolution of fluid there is a re-emergence of fluid in the retina. Upon fluid re-emergence, patients who initially received aflibercept will be administered a single injection of TH103 and then monitored again for fluid resolution and fluid re-emergence.

Anticipated future clinical trials of TH103 as a treatment for nAMD.

Assuming successful completion of the ongoing Phase 1 clinical trial of TH103, and subject to the results of such trial and discussions with regulators, Kalaris plans to initiate a Phase 2 clinical trial in the first half of 2026 to further evaluate the safety and efficacy of TH103 for nAMD, which subject to favorable results and discussions with regulators, could be followed by a registrational Phase 3 clinical trial of TH103. Assuming the data from the ongoing Phase 1 and planned Phase 2 clinical trials of TH103 support the advancement of TH103 to a registrational clinical trial and subject to discussions with the FDA, Kalaris expects to design its registrational trials of TH103 for nAMD with a comparator arm with the standard of care that has a dosing frequency, criterion for dosing adjustments, and criterion for interventions that is the same as the TH103 arm(s). Kalaris believes such a trial design would allow for comparison of visual acuity benefit as well as dosing frequency or treatment burden.

Potential Indication Expansion Opportunities for TH103

In addition to nAMD, Kalaris believes TH103 may also offer therapeutic benefit to patients with other VEGF-mediated retinal diseases marked by exudation and/or neovascularization, such as DME/DR, RVO and ROP. Kalaris plans to pursue clinical development for these indications. Kalaris believes that the preclinical studies conducted to date for the development of TH103 for nAMD and the results, if favorable, from its ongoing Phase 1 clinical trial of TH103 for nAMD will support IND submissions to the FDA for these additional intraocular indications and, subject to IND submission and clearance for the applicable indication, allow Kalaris to proceed to Phase 2 clinical development of TH103 for such follow-on intraocular indication. Descriptions of these diseases and the limitations of currently used therapeutics are presented below.

Diabetic Macular Edema / Diabetic Retinopathy

Diabetic retinopathy is a condition in which the small blood vessels of the retina are damaged as a result of a sustained elevation of blood glucose levels. The earlier stages of DR involve the emergence of microaneurysms in the blood vessels and the formation of lipid deposits. In more advanced stages, patients with DR may experience the abnormal proliferation of the weakened blood vessels throughout the retina, resulting in fluid leakage and vision disruption. An estimated 9.6 million people in the United States have DR and 1.8 million have vision threatening disease. A majority of people who have had diabetes for 20 or more years also have DR. DME, a complication associated with DR, is caused by leakage of fluid into the macula from the retinal microvasculature, which can result in significant visual decline and contribute to the risk of blindness. It is a leading cause of blindness among the U.S. adult population, with an estimated 1.4 million people living with the disease in the United States Worldwide, the market for DME/DR treatments is estimated to currently exceed $12 billion.

Limitations of current treatments for DME/DR

In both DME and DR, initial disease onset often goes unnoticed, which contributes to a large undiagnosed population. Among those diagnosed, recommended treatment for patients with early-stage disease or mild visual impairment is observation only largely to avoid the associated treatment burden. For patients with more advanced disease, the standard of care includes laser treatment, intravitreal injections of steroids or anti-VEGF therapies. However, many patients fail to display a sustained response to therapy, necessitating repeat injections to maintain therapeutic effectiveness. In consequence, these patients experience clinic visit burden and related compliance challenges similar to those with nAMD.

Retinal Vein Occlusion

RVO occurs when there is a partial or complete blockage of the central retinal vein, or more commonly, a peripheral retinal vein that drains blood from the retina. The occlusion increases venous pressure and causes intraretinal hemorrhages, edema, and ischemia, triggering a complex cascade of molecular events that upregulate VEGF and other proinflammatory mediators. While there is no cure for RVO, treatment focuses on managing the complications that lead to vision loss. Macular edema and neovascularization, which occur in approximately 25% of RVO cases, are common complications. RVO is estimated to affect about 16 million people worldwide.

Limitations of current treatments for RVO

The introduction of anti-VEGF therapies has significantly improved patient outcomes in the treatment of RVO. However, a primary challenge in managing RVO—similar to nAMD and DME—is the chronic nature of the disease, which requires ongoing monitoring and repeated intravitreal injections to maintain visual function. Adherence to clinic visit regimens can be difficult, leading to suboptimal outcomes.

Retinopathy of Prematurity

ROP, which involves the abnormal growth of blood vessels in the retina of newborns, affects between 14,000 and 16,000 infants each year in the United States. Infants born prior to 31 weeks gestation or at a birth weight of approximately 3 pounds or less are at highest risk for developing ROP. Resolution of the condition occurs without further medical intervention in 90% of cases, though an estimated 1,100 to 1,500 infants are born with a more severe form of the disorder that requires treatment. ROP causes legal blindness in as many as 600 children annually.

Limitations of current treatments for ROP

Standard of care treatment for ROP involves the intravitreal administration of anti-VEGF therapeutics. However, significant systemic exposure to these agents may have detrimental neurodevelopmental effects in newborns. The increased binding affinity of TH103 to HSPG, which results in significantly lower systemic levels compared to aflibercept, may prove particularly useful in treating ROP as it may reduce potential risks to infants associated with systemic anti-VEGF exposure.

Manufacturing

Kalaris does not own or operate, and currently has no plans to establish, any manufacturing facilities. Kalaris relies on third-party contract manufacturers for the manufacture of its product candidate for its ongoing and planned clinical trials, and, if Kalaris receives marketing approval, Kalaris intends to rely on such third parties for commercial manufacture. Kalaris’ principal contract manufacturers are STC Biologics, Inc. and Sharp Sterile Manufacturing (formerly, Berkshire Sterile Manufacturing Inc.). Kalaris believes that these contract manufacturers are capable of producing sufficient quantities of its product candidate to support its ongoing and planned clinical trials. Kalaris also believes that there are a number of alternative third-party manufacturers that have similar capabilities that would be capable of providing sufficient quantities of its product candidate for its ongoing and planned clinical trials. However, should Kalaris’ contract manufacturers not be able to provide sufficient quantities of its product candidate for its ongoing and planned clinical trials, Kalaris would be required to seek alternative contract manufacturers to provide its product candidate, likely resulting in delays of its ongoing and planned clinical trials.

TH103 is produced through well-established biological manufacturing processes. TH103 is produced in Chinese hamster ovary K1 cells by recombinant DNA technology using a conventional fusion protein manufacturing process. Kalaris believes its existing supply of TH103 is sufficient to satisfy its near-term development requirements.

In addition, Kalaris relies on third parties to package, label, store and distribute TH103, and Kalaris intends to rely on third parties for its commercial products if marketing approval is obtained. Kalaris expects this strategy will enable it to maintain a more efficient infrastructure, avoiding dependence on its own manufacturing facility and equipment, while simultaneously enabling it to focus its expertise and resources on the clinical development and future commercialization activities.

Competition

The biopharmaceutical industry, and in particular the market for products treating retinal diseases, is characterized by intense investment and competition aimed at rapidly advancing new technologies. Kalaris’ product candidates are expected to face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Any product candidates that Kalaris successfully develops and commercializes will complete with existing therapies and new therapies that may emerge in the future within the field of ophthalmology and, furthermore, within the treatment of retinal diseases. Many of the companies against which Kalaris is competing or against which Kalaris may compete in the future, either alone or in combination with their respective strategic partners, have significantly greater financial, technical and human resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, the regulatory approval process, and marketing than Kalaris does.

In addition to the current standard of care treatments for patients with nAMD, numerous commercial and academic preclinical studies and clinical trials are being undertaken by a large number of parties to assess novel technologies and product candidates. Large pharmaceutical companies that have commercialized or are developing treatments for nAMD include Novartis AG (“Novartis”), Regeneron Pharmaceuticals, Inc. (“Regeneron”), AbbVie Inc. (“AbbVie”) and Roche. Novartis has received FDA approval for brolucizumab; Regeneron has received FDA approval for aflibercept and aflibercept HD; and Roche has received FDA approval for faricimab, ranibizumab and bevacizumab, though bevacizumab is not approved specifically for nAMD. AbbVie is currently collaborating with RegenexBio Inc. (“RegenexBio”) to develop ABBV-RGX-314 as a potential treatment for nAMD. Outlook Therapeutics, Inc. is developing bevacizumab-vikg, an investigational ophthalmic formulation of bevacizumab as a potential treatment for nAMD.

Several companies have received FDA approval for biosimilars to treat nAMD, including: Samsung Bioepis Co., Ltd. and Biogen Inc., which received approval for Byooviz (ranibizumab-nuna), a ranibizumab biosimilar, in September 2021 and Opuviz (aflibercept-yszy) in May 2024; Coherus BioSciences, Inc., which obtained approval for Cimerli (ranibizumab-eqrn), a ranibizumab biosimilar, in August 2022; Formycon AG, which received approval for Ahzantive (aflibercept-mrbb) in June 2024; Sandoz Group AG, which received approval for Enzeevu (aflibercept-abzv) in August 2024; Mylan Laboratories Inc. and Biocon Biologics Limited, which received approval for Yesafili (afliberceptjbvf), an aflibercept biosimilar, in May 2024; and Amgen Inc., which received approval for Pavblu (aflibercept-ayyh) in August 2024. Should these biosimilars enter the market they may provide new, cost-effective options for the treatment of nAMD, as well as other retinal conditions mediated by VEGF.

Emerging biopharmaceutical companies advancing therapeutic candidates through clinical trials to treat nAMD include 4D Molecular Therapeutics, Inc. (“4D Molecular Therapeutics”), Adverum Biotechnologies, Inc. (“Adverum”), RegenexBio, Eyepoint Pharmaceuticals, Inc. (“Eyepoint Pharmaceuticals”) and Ocular Therapeutix, Inc. (“Ocular Therapeutix”) among others. 4D Molecular Therapeutics, Adverum and RegenexBio are each advancing anti-VEGF gene therapy candidates to treat nAMD. 4D Molecular Therapeutics’ drug candidate is in an ongoing Phase 1/2 trial, Adverum’s drug candidate is in an ongoing Phase 2 trial and RegenexBio’s drug candidate is in a pivotal clinical trial for nAMD and a Phase 2 trial for a potential DR treatment. Eyepoint Pharmaceuticals is developing a sustained release, small molecule pan-VEGF inhibitor, which is currently under evaluation in an ongoing Phase 3 trial for nAMD and a Phase 2 trial for DME. Ocular Therapeutix is currently conducting a Phase 3 trial of axitinib intravitreal implant, a small molecule tyrosine kinase inhibitor to treat nAMD, which is also being evaluated in a Phase 1/2 trial for DR.

Kalaris also competes with third parties for retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. Kalaris may pursue the in-license or acquisition of rights to complementary technologies and product candidates on an opportunistic basis. The acquisition and licensing of technologies and product candidates is a competitive area, and a number of more established companies also have similar strategies to in-license or acquire technologies and product candidates that Kalaris may consider attractive. These established companies may have a competitive advantage over Kalaris due to their size, cash resources and greater development and commercialization capabilities. In addition, companies that perceive Kalaris to be a competitor may be unwilling to assign or license rights to Kalaris. Kalaris also may be unable to in-license or acquire the relevant technology or product candidate on terms that would allow it to make an appropriate return on its investment.

Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of Kalaris’ competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with Kalaris in recruiting and retain qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Kalaris’ business.

Kalaris’ commercial opportunity could be reduced or eliminated if one or more of its competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than Kalaris’ proposed product offering. Kalaris’ competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before Kalaris is able to enter the market. The key competitive factors affecting the success of all of Kalaris’ programs are likely to be product safety, efficacy, convenience and treatment cost.

Intellectual Property

The proprietary nature of, and protection for, Kalaris’ product candidates and their methods of use are an important part of Kalaris’ strategy to develop and commercialize novel medicines, as described in more detail below. Kalaris has obtained patents and filed patent applications in the United States and other countries relating to certain of Kalaris’ proprietary technology, inventions, improvements, and product candidates, and is pursuing additional patent protection for them. Kalaris strives to protect the proprietary technologies that it believes are important to its business, including pursuing and maintaining patent protection intended to cover TH103, its methods of use, related technologies, and other inventions that are important to Kalaris’ business. In addition to patent protection, Kalaris also relies on trade secret to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection. Kalaris will also seek to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available.

As of January 15, 2025, Kalaris owns or has an exclusive license to three live patent families. These families include 29 issued/allowed patents (4 issued U.S. patents and 25 issued/allowed foreign patents) and 33 other pending applications (3 pending U.S. non-provisional patent applications, one U.S. provisional patent application, and 29 foreign patent applications).

As of January 15, 2025, Kalaris has an exclusive license to two patent families licensed from the Regents of the University of California (“UCSD”). The first patent family includes issued patents in Australia, China, Europe (broad validation in progress), Colombia, Eurasia, Israel, Japan, Macau, and the United States and pending applications in Australia, Europe, China, Brazil, Canada, Colombia, Eurasia, Hong Kong, India, Israel, Japan, South Korea, Mexico, New Zealand, Singapore, and United States. Counting each European validation separately, this patent family gives Kalaris rights to twenty-four ex-U.S. issued/allowed patents in Europe, Australia, North America, South America, and Asia relating to TH103 that are expected to expire in 2039 (excluding patent term extension). The second patent family includes three granted U.S. cases and is also pending in Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Israel, Japan, South Korea, Mexico, New Zealand, Singapore, and the United States. This second family includes two issued U.S. patents (expected to expire in 2040 excluding patent term extension) with claims covering the TH103 composition of matter and corresponding methods for treating VEGF-related conditions in the eye. Kalaris solely owns the third patent family, which currently consists of one U.S. provisional application that is not directed to TH103 or its use.

Kalaris’ commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of TH103, future product candidates, and the methods used to develop and manufacture them, as well as successfully defending any such patents against third-party challenges, preserving the confidentiality of Kalaris’ trade secrets, and operating without infringing on the proprietary rights of others. Kalaris’ ability to stop third parties from making, using, selling, offering to sell or importing Kalaris’ product candidates will depend on the extent to which Kalaris has rights under valid and enforceable patents or trade secrets that cover these activities. Kalaris cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Kalaris in the future, nor can Kalaris be sure that any patents that may be granted to Kalaris in the future will be commercially useful in protecting its product candidates, discovery programs and processes.

The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which Kalaris files, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office (“USPTO”) in examining and granting a patent or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when Kalaris’ products receive FDA approval, Kalaris expects to apply for patent term extensions on patents covering those products. Kalaris plans to seek patent term extensions to any issued patents it may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with Kalaris’ assessment that such extensions should be granted, and if granted, the length of such extensions.

In certain foreign jurisdictions similar extensions as compensation for regulatory delays are also available. The actual protection afforded by a patent varies on a claim by claim and country by country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extensions or adjustments, the availability of legal remedies in a particular country and the validity and enforceability of the patent. In particular, up to a five-year extension may be available in the Europe and Japan. Kalaris plans to seek such extensions as appropriate.

In addition to patent protection, Kalaris also relies on trade secret protection for its proprietary information that is not amenable to, or that Kalaris does not consider appropriate for, patent protection, including, for example, aspects of its manufacturing processes for TH103. However, trade secrets can be difficult to protect. Although Kalaris takes steps to protect its proprietary information, including restriction to its premises and its confidential information, as well as entering into agreements with its employees, consultants, advisors, and potential collaborators, such individuals may breach such agreements and disclose our proprietary information including its trade secrets, and Kalaris may not be able to obtain adequate remedies for such breaches. In addition, third parties may independently develop the same or similar proprietary information or may otherwise gain access to Kalaris’ proprietary information. As a result, Kalaris may be unable to meaningfully protect its trade secrets and proprietary information.

License Agreement with The Regents of the University of California

In April 2021, Kalaris entered into a license agreement with UCSD, which was amended in June 2022 (the “UCSD license agreement”). Pursuant to the UCSD license agreement, UCSD granted Kalaris (1) an exclusive, worldwide license, with specified rights to sublicense, under UCSD’s interest in specified patent rights related to VEGF inhibitors (the “patent rights”) to make, have made, use, sell, offer for sale, and import products (the “licensed products”) that are covered by the patent rights or that incorporate or are developed using certain technical information (the “technology”), and (2) a nonexclusive, worldwide license, with specified rights to sublicense, to use the technology. The patent rights and technology incorporate inventions made in the course of research conducted by Dr. Napoleone Ferrara and his associates at the University of California, San Diego (the “inventions”). The foregoing licenses are subject to rights retained by UCSD to use the inventions for educational and research purposes, publish or disseminate information about the Inventions, and allow other nonprofit institutions to use, publish or disseminate information about the Inventions for educational and research purposes. Under the UCSD license agreement, Kalaris is obligated to use commercially reasonable efforts to develop, seek and obtain regulatory approval for, sell, and fill the market demand for at least one licensed product in the United States or another specified major market, as well as to annually spend an amount in the low hundreds of thousands of dollars for the development of licensed products, until the earlier of (1) receipt of regulatory approval of a licensed product or (2) abandonment of development of the licensed product due to efficacy or safety, and to carry out a specified development plan within specified time periods. Kalaris is also obligated to use certain diligence benchmarks within specified deadlines.

Kalaris is required to pay UCSD a nominal annual license maintenance fee, which may be credited against royalties due for the calendar year. Kalaris is also required to pay UCSD milestone payments upon achievement of specified clinical and regulatory milestone events for each indication, in an amount not to exceed $4.6 million in the aggregate, and low single digit tiered royalties on annual net sales, which may be subject to reduction if Kalaris is required to pay royalties to third parties for patent rights that cover the licensed products. Kalaris’ obligation to pay royalties continues on a licensed product-by-licensed product and country-by-country basis until expiration of the last to expire patent rights in such country. In addition, Kalaris must pay to UCSD a percentage of non-royalty sublicensing income Kalaris receives from sublicensees. Kalaris is obligated to pay an “assignment fee” upon a specified change of control of Kalaris based on the valuation of the change of control transaction. Kalaris also paid UCSD an upfront fee of $150,000 in connection with its entry into the UCSD license agreement and was obligated to issue shares of its common stock equal to a percentage in the mid-single digits of Kalaris’ outstanding equity securities on a fully diluted basis as of the date a specified Kalaris funding threshold was attained, as consideration for the licenses granted by UCSD. In June 2022, after the closing of Kalaris’ Series A financing, Kalaris issued 680,725 shares of its common stock to UCSD. Under the UCSD license agreement, UCSD was also granted a participation right in certain future Kalaris securities offerings, which was exercisable for a maximum of two years following the effective date of the UCSD license agreement and which has terminated. Kalaris is also responsible for reimbursement of all expenses for the preparation, filing, prosecution, and maintenance of patents under the patent rights. To date, Kalaris has paid an aggregate of $0.1 million in milestone payments to UCSD under the UCSD license agreement.

The UCSD license agreement remains in effect until the expiration or abandonment of the last licensed patent or patent application. UCSD may terminate the UCSD license agreement for Kalaris’ material breach, subject to a specified cure period, or in the event Kalaris becomes the subject of a specified insolvency event. Kalaris may terminate the UCSD license agreement for convenience upon sixty days’ prior notice.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union (“EU”), extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products, including biological products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, Kalaris’ product candidates are regulated as biological products, or biologics, under the Public Health Service Act (“PHSA”) and the Federal Food, Drug and Cosmetic Act (“FDCA”) and its implementing regulations and guidance. A company, institution, or organization which takes responsibility for the initiation and management of a clinical development program for such products, and for their regulatory approval, is typically referred to as a sponsor. The failure of a sponsor to comply with the applicable United States requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process, or post-approval process, may subject a sponsor to delays in the conduct of the study, regulatory review, and approval, and/or administrative or judicial sanctions.

A sponsor seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

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preclinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA’s Good Laboratory Practice (“GLP”) regulations and standards and other applicable regulations;

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completion of the manufacture, under current Good Manufacturing Practices (“cGMP”) conditions, of the drug substance and product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	design of clinical protocol and submission to the FDA of an investigational new drug application (“IND”) for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency, and purity of the product candidate for each proposed indication, in accordance with current Good Clinical Practices (“GCP”);

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preparation and submission to the FDA of a biologics license application (“BLA”), for a biologic product requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the chemistry, methods, and controls (“CMC”) are adequate to preserve the product’s identity, strength, quality, and purity;

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satisfactory completion of any FDA audits of the preclinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the BLA;

•	payment of user fees pursuant to the Prescription Drug User Free Act (“PDUFA”), securing FDA approval of the BLA and licensure of the new biologic product;

•	approval of a BLA licensing a biologic product for marketing for particular indications in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy (“REMS”) and any post-approval studies or other post-marketing commitments required by the FDA.

Preclinical Studies

Before testing any biologic product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the potential for efficacy and toxicity in animals. These studies are generally referred to as IND-enabling studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards and the United States Department of Agriculture’s Animal Welfare Act, if applicable. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.

Investigational New Drug Application

An IND is a request for FDA authorization to administer an investigational product candidate to humans. Such authorization must be secured prior to interstate shipment and administration of any new biologic that is not the subject of an approved BLA. In support of a request for an IND, sponsors must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND.

The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects and patients will be exposed to unreasonable health risks. The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the biological product’s safety, purity and potency. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. Occasionally, clinical holds are imposed due to manufacturing issues that may present safety issues for the clinical study subjects.

A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical protocol or protocols under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols or parts of the protocols may do so. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise demonstrating to the satisfaction of the FDA that the investigation can proceed.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Finally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data monitoring committee (“DMC”). This group provides authorization for whether a trial may move forward at designated check points based on access that only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk or for other reasons.

Expanded Access

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

There is no obligation for a sponsor to make its products available for expanded access; however, as required by the 21st Century Cures Act (the “Cures Act”), passed in 2016, if a sponsor has a policy regarding how it evaluates and responds to expanded access requests, sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 clinical trial, or 15 days after the investigational biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition to and separate from expanded access, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

Human Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

The clinical investigation of an investigational biological product is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

•	Phase 1. Phase 1 studies include the initial introduction of an investigational biological product into humans. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational biological product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.

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Phase 2. Phase 2 includes the controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational biological product for a particular indication(s) in patients with the disease or condition under trial, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the biological product. Phase 2 clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population.

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Phase 3. Phase 3 clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the biological product has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational biological product, and to provide an adequate basis for product approval.

A clinical trial may combine the elements of more than one phase and the FDA often requires more than one Phase 3 trial to support marketing approval of a product candidate. A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. Generally, pivotal trials are Phase 3 trials, but they may be Phase 2 trials if the design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.

In some cases, the FDA may approve a BLA for a product but requires the sponsor to conduct additional clinical trials to further assess the product’s safety and effectiveness after approval. Such trials are typically referred to as post-approval clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any post-approval clinical trial requirement or to request a change in the product labeling. The failure to exercise due diligence with regard to conducting post-approval clinical trials could result in withdrawal of approval for products.

In December 2022, with the passage of Food and Drug Omnibus Reform Act (“FDORA”), Congress required sponsors to develop and submit a Diversity Action Plan (“DAP”) for each Phase 3 clinical trial or any other “pivotal study” of a new biological product. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, action plans must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for DAPs. Unlike most guidance documents issued by the FDA, the DAP guidance when finalized will have the force of law because FDORA specifically dictates that the form and manner for submission of DAPs are specified in FDA guidance.

In June 2023, the FDA issued draft guidance with updated recommendations for GCPs aimed at modernizing the design and conduct of clinical trials. The updates are intended to help pave the way for more efficient clinical trials to facilitate the development of medical products. The draft guidance is adopted from the International Council for Harmonisation’s (“ICH”) recently updated E6(R3) draft guideline that was developed to enable the incorporation of rapidly developing technological and methodological innovations into the clinical trial enterprise. In addition, the FDA issued draft guidance outlining recommendations for the implementation of decentralized clinical trials.

Sponsors of clinical trials are required to register and disclose certain clinical trial information on a public registry (clinicaltrials.gov) maintained by the National Institute of Health. In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although the FDA has historically not enforced these reporting requirements, the FDA has issued several pre-notices for voluntary corrective action and several notices of non-compliance during the past two years. While these notices of non-compliance did not result in civil monetary penalties, the failure to submit clinical trial information to clinicaltrials.gov, as required, is a prohibited act under the FDCA with violations subject to potential civil monetary penalties of up to $10,000 for each day the violation continues.

Clinical Studies Outside the United States

In connection with a clinical development program, a sponsor may conduct trials at sites outside the United States. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, the studies must be conducted in accordance with GCP, including undergoing review and receiving approval by an independent ethics committee (“IEC”), and seeking and receiving informed consent from subjects. GCP requirements encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

The acceptance by the FDA of study data from clinical trials conducted outside the United States in support of United States approval may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted.

FDA Meetings and Interactions

Following the clearance of an IND and the commencement of clinical trials, the sponsor will continue to have interactions with the FDA. Progress reports detailing the results of clinical trials must be submitted annually within 60 days of the anniversary dates that the IND went into effect and more frequently if serious adverse events occur. These reports must include a development safety update report (“DSUR”). In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other trials or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

In addition, sponsors are given opportunities to meet with the FDA at certain points in the clinical development program. Meetings at other times may also be requested. There are five types of meetings that occur between sponsors and the FDA. Type A meetings are those that are necessary for an otherwise stalled product development program to proceed or to address an important safety issue. Type B meetings include pre-IND and pre-BLA meetings, as well as end of phase meetings such as EOP2 meetings. A Type C meeting is any meeting other than a Type A or Type B meeting regarding the development and review of a product, including for example meetings to facilitate early consultations on the use of a biomarker as a new surrogate endpoint that has never been previously used as the primary basis for product approval in the proposed context of use. A Type D meeting is focused on a narrow set of issues, which should be limited to no more than two focused topics and should not require input from more than three disciplines or divisions. Finally, INTERACT meetings are intended for novel products and development programs that present unique challenges in the early development of an investigational product.

The FDA has indicated that its responses, as conveyed in meeting minutes and advice letters, only constitute mere recommendations and/or advice made to a sponsor and, as such, sponsors are not bound by such recommendations and/or advice. Nonetheless, from a practical perspective, a sponsor’s failure to follow the FDA’s recommendations for design of a clinical program may put the program at significant risk of failure.

Pediatric Studies

Under the Pediatric Research Equity Act of 2003 (“PREA”), a BLA or supplement thereto must contain data that are adequate to assess the safety, potency and purity of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The sponsor, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the sponsor, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are completed. The FDA is required to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although the FDA has taken steps to limit what it considers abuse of this statutory exemption in PREA. The FDA also maintains a list of diseases that are exempt from PREA requirements due to low prevalence of disease in the pediatric population. In May 2023, the FDA issued new draft guidance that further describes the pediatric study requirements under PREA.

Compliance with cGMP Requirements

The FDA’s regulations require that pharmaceutical products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. Manufacturers and others involved in the manufacture and distribution of products must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process.

Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with cGMPs and other laws. Inspections must follow a “risk-based schedule” that may result in certain establishments being inspected more frequently. Manufacturers may also have to provide, on request, electronic or physical records regarding their establishments. Delaying, denying, limiting, or refusing inspection by the FDA may lead to a product being deemed to be adulterated. Changes to the manufacturing process, specifications or container closure system for an approved product are strictly regulated and often require prior FDA approval before being implemented. The FDA’s regulations also require, among other things, the investigation and correction of any deviations from cGMP and the imposition of reporting and documentation requirements upon the sponsor and any third-party manufacturers involved in producing the approved product.

The PREVENT Pandemics Act, which was enacted in December 2022, clarifies that foreign manufacturing establishments are subject to registration and listing requirements even if a biologic undergoes further manufacture, preparation, propagation, compounding, or processing at a separate establishment outside the United States prior to being imported or offered for import into the United States.

Submission and Filing of a BLA

The results of product candidate development, preclinical testing, and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of a BLA requesting a license to market the product. The BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2024 is $4,048,695 for an application requiring clinical data. The sponsor of a licensed BLA is also subject to an annual program fee, which for federal fiscal year 2024 is $416,734. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of a BLA, the FDA has 60 days to conduct a preliminary review of the application, and it must inform the sponsor within that period of time whether the BLA is sufficiently complete to permit substantive review. In the event that FDA determines that an application does not satisfy this standard, it will issue a Refuse to File (“RTF”) determination to the sponsor. The FDA may request additional information and studies, and the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application.

The FDA reviews the application to determine, among other things, whether the proposed biologic is safe, potent and pure for its intended use. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application that is a new molecular entity, and six months from the filing date for an application with priority review. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the sponsor to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, it is not uncommon for FDA review of an application to extend beyond the PDUFA goal date.

In connection with its review of an application, the FDA will typically submit information requests to the applicant and set deadlines for responses thereto. The FDA will also conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the manufacturing processes and facilities comply with cGMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with IND and GCP requirements and the integrity of the clinical data submitted to the FDA. The FDA may conduct inspections of facilities involved in the preparation, conduct, or analysis of clinical and non-clinical studies submitted to the FDA as well as other persons holding study records or involved in the study process.

The FDA may also refer the application to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel biologic products or biologic products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA’s Decision on a BLA

Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure, and potent, and the facility where the product will be manufactured meets standards, including cGMP requirements, designed to ensure that it continues to be safe, pure, and potent. Specifically, the FDA must determine that the expected benefits of the proposed product outweigh its potential risks to patients. This “benefit-risk” assessment is informed by the extensive body of evidence about the proposed product in the BLA. The FDA will also consider the severity of the underlying condition and how well patients’ medical needs are addressed by currently available therapies; uncertainty about how the premarket clinical trial evidence will extrapolate to real-world use of the product in the post-market setting; and whether risk management tools are necessary to manage specific risks. On the basis of its evaluation of the application and accompanying information, the FDA may issue a complete response letter (“CRL”) or an approval letter.

If the application is not approved, the FDA will issue a CRL, which will contain the conditions that must be met in order to secure final approval of the application, and when possible, will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a CRL may submit to the FDA information that represents a complete response to the issues identified by the FDA, withdraw the application or request a hearing. The FDA will not approve an application until issues identified in the CRL have been addressed. If a CRL is issued, the sponsor will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the sponsor an additional six-month extension to respond. For those seeking to challenge the FDA’s CRL decision, the agency has indicated that sponsors may request a formal hearing on the CRL, or they may file a request for reconsideration or a request for a formal dispute resolution.

An approval letter, on the other hand, authorizes commercial marketing of the product with specific prescribing information for specific indications. The FDA may limit the approved indication(s) for use of the product. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”).

The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency, and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

Although physicians may prescribe legally available products for unapproved uses or patient populations (i.e., “off-label uses”), manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a biologic. If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services (“HHS”), as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products.

It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information. Moreover, with passage of the Pre-Approval Information Exchange Act in December 2022, sponsors of products that have not been approved may proactively communicate to payors certain information about products in development to help expedite patient access upon product approval. In addition, in October

2023, the FDA published draft guidance outlining the agency’s non-binding policies governing the distribution of scientific information on unapproved uses to healthcare providers. This draft guidance calls for such communications to be truthful, non-misleading, factual, and unbiased and include all information necessary for healthcare providers to interpret the strengths and weaknesses and validity and utility of the information about the unapproved use.

Reference Product Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”) established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the FDA must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. There have been recent government proposals to reduce the 12-year reference product exclusivity period, but none has been enacted to date. At the same time, since passage of the BPCIA, many states have passed laws or amendments to laws, which address pharmacy practices involving biosimilar products.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent exclusivity in the United States and for biologics, if granted, provides for the attachment of an additional six months of regulatory exclusivity to the term of any existing regulatory exclusivity, including orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity that cover the product are extended by six months.

Patent Term Restoration and Extension

In the United States, a patent claiming a new biologic product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one-half the time between the effective date of the IND clearing clinical studies and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA.

Healthcare Compliance

In the United States, biopharmaceutical manufacturers and their products are subject to extensive regulation at the federal and state level, such as laws intended to prevent fraud and abuse in the healthcare industry. Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Arrangements with providers, consultants, third-party payors, and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to healthcare providers and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, including certain laws and regulations applicable only if Kalaris has marketed products, include the following:

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the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully offering, soliciting, receiving, or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchase, order, or arranging for or recommending the purchase or order of a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;

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federal false claims, false statements, and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti- Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;

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federal Open Payments (or federal “sunshine” law), which requires pharmaceutical and medical device companies to monitor and report certain financial interactions with certain healthcare providers and teaching hospitals to CMS within the HHS for re-disclosure to the public, as well as ownership and investment interests held by physicians (as defined by statute) and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

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analogous state laws and regulations, including: state anti-kickback and false claims laws; state laws requiring pharmaceutical companies to comply with specific compliance standards, restrict financial interactions between pharmaceutical companies and healthcare providers or require pharmaceutical companies to report information related to payments to health care providers or marketing expenditures; and state laws governing privacy, security and breaches of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

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laws and regulations prohibiting bribery and corruption such as the FCPA, which, among other things, prohibits United States companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, such as Medicare and Medicaid. Ensuring compliance is time consuming and costly. Similar healthcare laws and regulations exist in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information.

Federal and State Data Privacy and Security Laws

Under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), HHS has issued regulations to protect the privacy and security of protected health information used or disclosed by covered entities including certain healthcare providers, health plans, and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes, and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their regulations, including the omnibus final rule published on January 25, 2013, also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that are applicable to Kalaris’ business. In addition to possible federal civil and criminal penalties for HIPAA violations, state attorneys general are authorized to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney’s fees and costs associated with pursuing federal civil actions. Accordingly, state attorneys general (along with private plaintiffs) have brought civil actions seeking injunctions and damages resulting from alleged violations of HIPAA’s privacy and security rules. New laws and regulations governing privacy and security may be adopted in the future as well.

Additionally, California recently enacted legislation that has been dubbed the first “GDPR-like” law in the United States. Known as the California Consumer Privacy Act (“CCPA”), it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA went into effect on January 1, 2020, and requires covered companies to provide new disclosures to California consumers, provide such consumers new ways to opt-out of certain sales of personal information, and allow for a new cause of action for data breaches. The CCPA could impact Kalaris’ business activities depending on how it is interpreted and exemplifies the vulnerability of its business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information.

In November 2020, California voters passed a ballot initiative for the California Privacy Rights Act (the “CRPA”), which went into effect on January 1, 2023, and significantly expanded the CCPA to incorporate additional GDPR-like provisions including requiring that the use, retention, and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. The CPRA also created a new enforcement agency – the California Privacy Protection Agency – whose sole responsibility is to enforce the CPRA, which will further increase compliance risk. The provisions in the CPRA may apply to some of Kalaris’ business activities.

In addition to California, at least eighteen other states have passed comprehensive privacy laws similar to the CCPA and CPRA. These laws are either in effect or will go into effect sometime before the end of 2026. Like the

CCPA and CPRA, these laws create obligations related to the processing of personal information, as well as special obligations for the processing of “sensitive” data, which includes health data in some cases. Some of the provisions of these laws may apply to Kalaris’ business activities. There are also states that are strongly considering or have already passed comprehensive privacy laws during the 2024 legislative sessions that will go into effect in 2025 and beyond. Other states will be considering similar laws in the future, and Congress has also been debating passing a federal privacy law. There are also states that are specifically regulating health information that may affect Kalaris’ business. For example, the State of Washington passed the My Health My Data Act in 2023 which specifically regulated health information that is not otherwise regulated by the HIPAA rules, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data, and more states are considering such legislation in 2024. These laws may impact Kalaris’ business activities, including its identification of research subjects, relationships with business partners and ultimately the marketing and distribution of its products.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of Kalaris’ current or future business activities, including certain clinical research, sales, and marketing practices and the provision of certain items and services to its customers, could be subject to challenge under one or more of such privacy and data security laws. The heightening compliance environment and the need to build and maintain robust and secure systems to comply with different privacy compliance and/or reporting requirements in multiple jurisdictions could increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements.

Coverage, Pricing, and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Kalaris may seek regulatory approval by the FDA or other government authorities. In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any product candidates Kalaris may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such product candidates. Even if any product candidates Kalaris may develop are approved, sales of such product candidates will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers, and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such product candidates. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover any product candidates Kalaris may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on Kalaris’ sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party reimbursement and coverage may not be available to enable Kalaris to maintain price levels sufficient to realize an appropriate return on its investment in product development. In addition, any companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to any companion diagnostics.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for medical products, government control and other changes to the healthcare system in the United States.

In March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which will remain in effect through 2031 pursuant to the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The American Taxpayer Relief Act of 2012, which was enacted in January 2013, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices Kalaris may obtain for any of its product candidates for which it may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Indeed, under current legislation, the actual reductions in Medicare payments may vary up to 4%.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

Although the Trump administration took executive actions to undermine or delay implementation of the ACA, those actions were rescinded with issuance of an Executive Order on January 28, 2021 by President Biden, which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care, and consider actions that will protect and strengthen that access. Under this Executive Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the Health Insurance Marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

Pharmaceutical Prices

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent United States congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, CMS issued a final rule to rescind it. With issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries’ access to evidence-based care.

In addition, in October 2020, HHS and the FDA published a final rule allowing states and other entities to develop a SIP to import certain prescription products from Canada into the United States. That regulation was challenged in a lawsuit by PhRMA, but the case was dismissed by a federal district court in February 2023 after the court found that PhRMA did not have standing to sue HHS. Seven states (Colorado, Florida, Maine, New Hampshire, New Mexico, Texas and Vermont) have passed laws allowing for the importation of products from Canada. North Dakota and Virginia have passed legislation establishing workgroups to examine the impact of a state importation program. As of May 2024, five states (Colorado, Florida, Maine, New Hampshire and New Mexico) had submitted Section 804 Importation Program proposals to the FDA. On January 5, 2023, the FDA approved Florida’s plan for Canadian product importation. That state now has authority to import certain products from Canada for a period of two years once certain conditions are met. Florida will first need to submit a pre-import request for each product selected for importation, which must be approved by the FDA. The state will also need to relabel the products and perform quality testing of the products to meet FDA standards.

Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The final rule would eliminate the current safe harbor for Medicare drug rebates and create new safe harbors for beneficiary point-of-sale discounts and pharmacy benefit manager service fees. It originally was set to go into effect on January 1, 2022, but with passage of the Inflation Reduction Act of 2022 (“IRA”), it has been delayed by Congress to January 1, 2032.

On July 9, 2021, President Biden signed Executive Order 14063, which focuses on, among other things, the price of pharmaceuticals. The Order directs HHS to create a plan within 45 days to combat “excessive pricing of prescription pharmaceuticals and enhance domestic pharmaceutical supply chains, to reduce the prices paid by the federal government for such pharmaceuticals, and to address the recurrent problem of price gouging.” On September 9, 2021, HHS released its plan to reduce pharmaceutical prices. The key features of that plan are to: (a) make pharmaceutical prices more affordable and equitable for all consumers and throughout the health care system by supporting pharmaceutical price negotiations with manufacturers; (b) improve and promote competition throughout the prescription pharmaceutical industry by supporting market changes that strengthen supply chains, promote biosimilars, and increase transparency; and (c) foster scientific innovation to promote better healthcare and improve health by supporting public and private research and making sure that market incentives promote discovery of valuable and accessible new treatments.

On August 16, 2022, the IRA was signed into law by President Biden. The new legislation has implications for Medicare Part D, which is a program available to individuals who are entitled to Medicare Part A or enrolled in Medicare Part B to give them the option of paying a monthly premium for outpatient prescription drug coverage. Among other things, the IRA requires manufacturers of certain products to engage in price negotiations with Medicare (beginning in 2026), with prices that can be negotiated subject to a cap; imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023); and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years.

Specifically, with respect to price negotiations, Congress authorized Medicare to negotiate lower prices for certain costly single-source biologic products that do not have competing generics or biosimilars and are reimbursed under Medicare Part B and Part D. CMS may negotiate prices for ten high-cost products paid for by Medicare Part D starting in 2026, followed by 15 Medicare Part D products in 2027, 15 Medicare Part B or Part D products in 2028, and 20 Medicare Part B or Part D products in 2029 and beyond. This provision applies to products that have been approved for at least 9 years and biologics that have been licensed for 13 years, but it does not apply to biologics that have been approved for a single rare disease or condition. Further, the legislation subjects manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation. The legislation also requires manufacturers to pay rebates for products in Medicare Part D whose price increases exceed inflation. The new law also caps Medicare out-of-pocket costs at an estimated $4,000 a year in 2024 and, thereafter beginning in 2025, at $2,000 a year.

On June 6, 2023, Merck & Co. filed a lawsuit against the HHS and CMS asserting that, among other things, the IRA’s Drug Price Negotiation Program for Medicare constitutes an uncompensated taking in violation of the Fifth Amendment of the Constitution. Subsequently, a number of other parties also filed lawsuits in various courts with similar constitutional claims against the HHS and CMS. Kalaris expects that litigation involving these and other provisions of the IRA will continue, with unpredictable and uncertain results.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states, for example, require pharmaceutical manufacturers and other entities in the supply chain, including health carriers, pharmacy benefit managers, wholesale distributors, to disclose information about pricing of pharmaceuticals. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products, and which suppliers will be included in their prescription product and other healthcare programs. These measures could reduce the ultimate demand for Kalaris’ products, once approved, or put pressure on Kalaris’ product pricing. Kalaris expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Kalaris’ product candidates or additional pricing pressures.

Approval and Regulation of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy, and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of products. Whether or not it obtains FDA approval for a product, a sponsor will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application (“MAA”) and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Preclinical Studies

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of good laboratory practice (GLP) as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products – e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical Trials

On January 31, 2022, the new Clinical Trials Regulation (EU) No 536/2014 (“CTR”) became effective in the EU and replaced the prior Clinical Trials Directive 2001/20/EC. The new regulation aims at simplifying and streamlining the authorization, conduct and transparency of clinical trials in the EU. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial to be conducted in more than one Member State of the European Union (“European Union Member State”) will only be required to submit a single application for approval. The submission will be made through the Clinical Trials Information System, a new clinical trials portal overseen by the EMA and available to clinical trial sponsors, competent authorities of the EU Member States and the public.

The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted or concerned member states. Part II is assessed separately by each concerned member state. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned member state. However, overall related timelines will be defined by the Clinical Trials Regulation.

The new regulation did not change the preexisting requirement that a sponsor must obtain prior approval from the competent national authority of the European Union Member State in which the clinical trial is to be conducted. If the clinical trial is conducted in different European Union Member States, the competent authorities in each of these European Union Member States must provide their approval for the conduct of the clinical trial. Furthermore, the sponsor may only start a clinical trial at a specific study site after the applicable ethics committee has issued a favorable opinion.

The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022, under the Clinical Trials Directive, or (ii) between January 31, 2022, and January 31, 2023, and for which the sponsor has opted for the application of the Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Parties conducting certain clinical trials must, as in the United States, post clinical trial information in the European Union at the EU Clinical Trials Registry.

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, a sponsor must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in European Union Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to a sponsor established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, a sponsor must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan (“PIP”) covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver, or a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union Member States. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. Manufacturers must demonstrate the quality, safety, and efficacy of their products to the EMA, which provides an opinion regarding the MAA. The European Commission grants or refuses marketing authorization in light of the opinion delivered by the EMA.

Under the centralized procedure, the CHMP established at the EMA is responsible for conducting an initial assessment of a product. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the sponsor in response to questions of the CHMP.

Conditional approval

In particular circumstances, EU legislation (Article 14–a Regulation (EC) No 726/2004 (as amended by Regulation (EU) 2019/5 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables sponsors to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization (“MA”). Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the product candidate is intended for the treatment, prevention or medical diagnosis of seriously debilitating or life-threatening diseases; (2) the product candidate is intended to meet unmet medical needs of patients; (3) a marketing authorization may be granted prior to submission of comprehensive clinical data provided that the benefit of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required; (4) the risk-benefit balance of the product candidate is positive, and (5) it is likely that the sponsor will be in a position to provide the required comprehensive clinical trial data. A conditional MA may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new clinical trials and with respect to the collection of pharmacovigilance data. Conditional MAs are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional MA.

Exceptional Circumstances

An MA may also be granted “under exceptional circumstances” when the applicant can show that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. This may arise in particular when the intended indications are very rare and, in the present state of scientific knowledge, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. This MA is close to the conditional MA as it is reserved to medicinal products to be approved for severe diseases or unmet medical needs and the applicant does not hold the complete data set legally required for the grant of a MA. However, unlike the conditional MA, the applicant does not have to provide the missing data and will never have to. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA is withdrawn in case the risk-benefit ratio is no longer favorable. Under these procedures, before granting the MA, the EMA or the competent authorities of the member states make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety, and efficacy. Except conditional MAs, MAs have an initial duration of five years. After these five years, the authorization may be renewed on the basis of a reevaluation of the risk-benefit balance.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, sponsors have to demonstrate compliance with all measures included in an EMA-approved PIP covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA (“PDCO”) may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate because (a) the product is likely to be ineffective or unsafe in part or all of the pediatric population; (b) the disease or condition occurs only in adult population; or (c) the product does not represent a significant therapeutic benefit over existing treatments for pediatric population. Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.

Regulatory Requirements after Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s good manufacturing practice requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities, and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.

Regulatory exclusivity

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic sponsors from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic sponsor from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric exclusivity

If a sponsor obtains a marketing authorization in all European Union Member States, or a marketing authorization granted in the centralized procedure by the European Commission, and the trial results for the pediatric population are included in the product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the Supplementary Protection Certificate (“SPC”), or alternatively a one year extension of the regulatory market exclusivity from ten to eleven years, as selected by the marketing authorization holder.

Patent Term Extensions in the European Union and Other Jurisdictions

The European Union also provides for patent term extension through Supplementary Protection Certificates (“SPCs”). The rules and requirements for obtaining an SPC are similar to those in the United States. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date and can provide up to a maximum of fifteen years of marketing exclusivity for a drug. In certain circumstances, these periods may be extended for six additional months if pediatric exclusivity is obtained, which is described in detail below. Although SPCs are available throughout the European Union, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the European Union.

General Data Protection Regulation

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the European Union General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance. In July 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield framework, one of the mechanisms used to legitimize the transfer of personal data from the EEA to the United States. The CJEU decision also drew into question the long-term viability of an alternative means of data transfer, the standard contractual clauses, for transfers of personal data from the EEA to the United States.

Following the CJEU decision, in October 2022, President Biden signed an executive order to implement the EU-U.S. Data Privacy Framework, which would serve as a replacement to the EU-US Privacy Shield. The European Union initiated the process to adopt an adequacy decision for the EU-U.S. Data Privacy Framework in December 2022, and the European Commission adopted the adequacy decision in July 2023. The adequacy decision permits United States companies who self-certify to the EU-U.S. Data Privacy Framework to rely on it as a valid data transfer mechanism for data transfers from the European Union to the United States. However, some privacy advocacy groups have already suggested that they will be challenging the EU-U.S. Data Privacy Framework. If these challenges are successful, they may not only impact the EU-U.S. Data Privacy Framework, but also further limit the viability of the standard contractual clauses and other data transfer mechanisms. The uncertainty around this issue has the potential to impact Kalaris’ business.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. As with other issues related to Brexit, there are open questions about how personal data will be protected in the United Kingdom and whether personal information can transfer from the European Union to the United Kingdom. Following the withdrawal of the United Kingdom from the European Union, the U.K. Data Protection Act 2018 applies to the processing of personal data that takes place in the United Kingdom and includes parallel obligations to those set forth by GDPR. While the Data Protection Act of 2018 in the United Kingdom. that “implements” and complements the GDPR has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is unclear whether transfer of data from the EEA to the United Kingdom will remain lawful under the GDPR, although these transfers currently are permitted by an adequacy decision from the European Commission. The United Kingdom government has already determined that it considers all European Union 27 and EEA member states to be adequate for the purposes of data protection, ensuring that data flows from the United Kingdom to the European Union/EEA remain unaffected. In addition, a recent decision from the European Commission appears to deem the United Kingdom as being “essentially adequate” for purposes of data transfer from the European Union to the United Kingdom, although this decision may be re-evaluated in the future. The United Kingdom and the United States have also agreed to a U.S.-UK “Data Bridge,” which functions similarly to the EU-U.S. Data Privacy Framework and provides an additional legal mechanism for companies to transfer data from the United Kingdom to the United States. In addition to the United Kingdom, Switzerland is also in the process of approving an adequacy decision in relation to the Swiss-U.S. Data Privacy Framework (which would function similarly to the EU-U.S. Data Privacy Framework and the U.S.-UK Data Bridge in relation to data transfers from Switzerland to the United States). Any changes or updates to these developments have the potential to impact Kalaris’ business.

Reimbursement and Pricing

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the Europe Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Healthcare Reform

In the European Union, similar political, economic, and regulatory developments to those in the United States may affect Kalaris’ ability to profitably commercialize its product candidates, if approved. In many countries, including those of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of a marketing approval for a product. To obtain reimbursement or pricing approval in some countries, pharmaceutical firms may be required to conduct a clinical trial that compares the cost-effectiveness of the product to other available therapies. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

Potential reductions in prices and changes in reimbursement levels could be the result of different factors, including reference pricing used by various European Union member states, and parallel distribution and parallel trade can further reduce prices. It could also result from the application of external reference pricing mechanisms, which consist of arbitrage between low-priced and high-priced member states). There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any product candidates, if approved in those countries.

A health technology assessment (“HTA”) of medicinal products in the European Union is an essential element of the pricing and reimbursement decision-making process in a number of European Union member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the European Union member state in which the negative assessment was issued, but also in other European Union member states.

In 2011, Directive 2011/24/EU was adopted at the European Union level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual European Union member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among European Union member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the European Union level for joint clinical assessments in these areas. It will permit European Union member states to use common HTA tools, methodologies, and procedures across the European Union, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual European Union member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom’s withdrawal from the European Union took place on January 31, 2020. As of January 1, 2021, the Medicines and Healthcare Products Regulatory Agency (the “MHRA”) became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law whereas Northern Ireland continues to be subject to European Union rules under the Northern Ireland Protocol. The MHRA will rely on the Human Medicines Regulations 2012 (SI 2012/1916) (as amended) (the “HMR”) as the basis for regulating medicines. The HMR has incorporated into the domestic law the body of European Union law instruments governing medicinal products that pre-existed prior to the United Kingdom’s withdrawal from the European Union.

On February 27, 2023, the United Kingdom government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. This new framework fundamentally changes the existing system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the United Kingdom. In particular, the MHRA will be responsible for approving all medicinal products destined for the United Kingdom market (i.e., Great Britian and Northern Ireland), and the EMA will no longer have any role in approving medicinal products destined for Northern Ireland. A single United Kingdom-wide MA will be granted by the MHRA for all medicinal products to be sold in the United Kingdom, enabling products to be sold in a single pack and under a single authorization throughout the United Kingdom The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, so the United Kingdom government and the European Union will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025. The HMR is the primary legal instrument for the regulation of medicines in the United Kingdom. The HMR has incorporated into the domestic law the body of European Union law instruments governing medicinal products that pre-existed prior to the United Kingdom’s withdrawal from the European Union.

European Union laws which have been transposed into United Kingdom law through secondary legislation continue to be applicable as “retained EU law”. However, new legislation such as the (EU) Clinical Trials Regulation will not be applicable in Great Britian. Since a significant proportion of the regulatory framework for pharmaceutical products in the United Kingdom covering the quality, safety, and efficacy of pharmaceutical products, clinical trials, MAs, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit may have a material impact upon the regulatory regime with respect to the development, manufacture, importation, approval, and commercialization of Kalaris’ product candidates in the United Kingdom For example, the United Kingdom is no longer covered by the centralized procedures for obtaining European Union-wide MAs from the EMA, and a separate MA will be required to market our product candidates in the United Kingdom A new international recognition framework has been in place since January 1, 2024, whereby the MHRA will have regard to decisions on the approval of MAs made by the EMA and certain other regulators when determining an application for a new Great Britian MA.

Employees and Human Capital Resources

As of January 15, 2025, Kalaris had fourteen employees, all of whom were full-time and eleven of whom were engaged in research and development activities. Three of Kalaris’ employees hold Ph.D. or M.D. degrees. None of Kalaris’ employees are represented by a labor union or covered under a collective bargaining agreement. Kalaris considers its relationship with its employees to be good.

Kalaris’ human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and new employees, advisors and consultants. The principal purposes of Kalaris’ equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of its company by motivating such individuals to perform to the best of their abilities and achieve its objectives.

Legal Proceedings

From time to time, Kalaris may be subject to legal proceedings and claims arising in the ordinary course of its business. Kalaris is not currently a party to or aware of any proceedings that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on Kalaris because of defense and settlement costs, diversion of management resources, and other factors.

ALLOVIR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of AlloVir’s financial condition and results of operations should be read in conjunction with AlloVir’s unaudited condensed consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus and with the audited consolidated financial statements and related notes included in AlloVir’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 15, 2024. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to AlloVir’s plans and strategy for AlloVir’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, AlloVir’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus to gain an understanding of the important factors that could cause actual results to differ materially from the forward-looking statements. Please also see section titled “Cautionary Note Regarding Forward-Looking Statements”.

Overview

AlloVir is a clinical-stage cell therapy company developing highly innovative allogeneic T cell therapies to treat and prevent devastating viral diseases. AlloVir’s innovative and proprietary virus-specific T cell (“VST”), therapy platform allows AlloVir to generate off-the-shelf VSTs designed to restore immunity in patients with T cell deficiencies who are at risk from the life-threatening consequences of viral diseases. There is an urgent medical need for therapies to treat a large number of patients suffering from viral diseases who currently have limited or no treatment options. AlloVir’s platform includes three innovative, allogeneic, off-the-shelf VST therapy candidates targeting 11 different devastating viruses. AlloVir’s lead product candidate, posoleucel (previously referred to as Viralym-M or ALVR105), is a multi-VST therapy that targets six viruses: adenovirus (“AdV”), BK virus (“BKV”), cytomegalovirus (“CMV”), Epstein-Barr virus (“EBV”), human herpesvirus 6 (“HHV-6”), and JC virus (“JCV”).

In December 2023, AlloVir announced the discontinuation of three Phase 3 registrational trials of posoleucel following separate, pre-planned DSMB futility analyses that concluded the studies were unlikely to meet their primary endpoints. Specifically, AlloVir discontinued a multicenter, randomized, double-blind, placebo-controlled Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant. AlloVir also discontinued two multicenter, randomized, double-blind, placebo-controlled Phase 3 trials of posoleucel—one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection—both after allogeneic hematopoietic cell transplant.

In December 2023, AlloVir also announced that it would review the detailed datasets from those Phase 3 trials and launch a comprehensive review of strategic alternatives focused on maximizing stockholder value, including, but not limited to, a merger, sale, divestiture of assets, licensing, or other strategic transaction. In connection with the evaluation of strategic alternatives and in order maximize capital preservation, AlloVir has implemented a plan to reduce AlloVir’s workforce by approximately 95%. This workforce reduction plan was approved in January 2024, and took place primarily during the first quarter of 2024 and was substantially completed by April 15, 2024.

After a comprehensive review of strategic alternatives, on November 7, 2024, AlloVir entered into the merger agreement with Kalaris. Pursuant to the merger agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir.

AlloVir expects to devote significant time and resources to the completion of the merger. If the merger is not completed, AlloVir will reconsider its strategic alternatives and may pursue one of the following courses of action, which AlloVir currently believes are the most likely alternatives if the merger is not completed:

•

Pursue another strategic transaction similar to the merger. AlloVir may resume its process of evaluating other candidate companies interested in pursuing a strategic transaction and, if a candidate is identified, focus its attention on negotiating and completing such strategic transaction with such candidate.

•

Continue to operate its business. AlloVir could elect to continue to operate its business and pursue licensing or partnering transactions. To continue to operate its business, AlloVir would require a significant amount of time and financial resources, and AlloVir would be subject to all the risks and uncertainties involved in the development of product candidates. There is no assurance that AlloVir could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.

•

Dissolve and liquidate its assets. If AlloVir is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, AlloVir may dissolve and liquidate its assets. In that event, AlloVir would be required to pay all of its debts and contractual obligations and to set aside certain reserves for commitments and contingent liabilities. If AlloVir dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to AlloVir’s stockholders after paying AlloVir’s debts and other obligations and setting aside funds for commitments and contingent liabilities.

AlloVir’s pipeline includes additional investigational VST therapies that may benefit high-risk individuals. ALVR106 is AlloVir’s second off-the-shelf, multi-VST product candidate targeting devastating respiratory diseases caused by human metapneumovirus (“hMPV”), influenza, parainfluenza virus (“PIV”) and respiratory syncytial virus (“RSV”). A Phase 1b/2 POC, clinical study of ALVR106 has completed enrollment of patients in Part A of the trial. AlloVir has paused development of ALVR106, including discontinuing the trial pending the outcome of AlloVir’s review of strategic alternatives. Preclinical and IND-enabling studies of ALVR107 to treat and cure hepatitis B were completed in 2022 to support advancement into a POC study. Clinical development of ALVR107 is currently paused pending the outcome of AlloVir’s review of strategic alternatives.

Since inception, AlloVir has devoted substantially all of its resources on raising capital, organizing and staffing AlloVir, business planning, conducting discovery and research activities, acquiring or discovering product candidates, establishing and protecting AlloVir’s intellectual property portfolio, developing and progressing posoleucel, ALVR106, ALVR107, and other product candidates and preparing for clinical trials and establishing arrangements with third parties for the manufacture of AlloVir’s product candidates and component materials. AlloVir does not have any product candidates approved for sale and has not generated any revenue from product sales.

On August 3, 2020, AlloVir completed an IPO, of its common stock and issued and sold 812,500 shares of its common stock at a public offering price of $391.00 per share, resulting in net proceeds of $292.0 million after deducting underwriting discounts and commissions and offering costs. Prior to AlloVir’s IPO, AlloVir funded its operations through equity financings and received proceeds of $156.3 million, net of offering costs of $0.6 million, from the sale of its preferred stock.

On July 26, 2022, AlloVir entered into a Securities Purchase Agreement (the “securities purchase agreement”), with certain investors for the issuance and sale of 1,193,830 shares of its common stock for aggregate net proceeds of $126.4 million.

On June 21, 2023, AlloVir entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc., as the representatives of the several underwriters, relating to an underwritten public offering of 869,565 shares of its common stock at a public offering price of $86.25 per share, resulting in net proceeds of $70.2 million after deducting underwriting discounts, commissions and offering costs.

On August 6, 2021, AlloVir filed an automatically effective registration statement on Form S-3 (the “registration statement”), with the SEC which registered the offering, issuance and sale of an unspecified amount of common stock, preferred stock, debt securities, warrants and/or units of any combination thereof. AlloVir simultaneously entered into a sales agreement with SVB Leerink LLC, as sales agent, to provide for the issuance and sale by AlloVir of up to $100.0 million of common stock from time to time in “at-the-market” offerings under the registration statement and related prospectus filed with the Registration Statement (the “ATM program”). On February 10, 2022, AlloVir filed a Post-Effective Amendment No. 2 to the registration statement and on February 18, 2022 AlloVir filed Post-Effective Amendment No. 3 to the registration statement. On June 21, 2023, AlloVir suspended its use of and terminated the prospectus supplement under the ATM program. AlloVir will not make any sales under the ATM program unless and until a new prospectus supplement or a new registration statement is filed. Other than the termination of the prospectus supplement, the sales agreement remains in full force and effect. As of September 30, 2024, no sales had been made pursuant to the ATM program.

On January 9, 2025, the board of directors (the “Board”) of AlloVir, Inc. determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock, par value $0.0001 per share. The reverse stock split ratio approved by the Board is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of AlloVir at the Special Meeting of Stockholders of AlloVir held on January 9, 2025. No fractional shares will be issued in connection with the reverse stock split.

AlloVir has incurred significant operating losses since inception, including net losses of $4.1 million and $40.5 million for the three and nine months ended September 30, 2024, respectively. As of September 30, 2024, AlloVir had an accumulated deficit of $696.7 million.

These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with AlloVir’s operations. AlloVir expects losses to decrease in the foreseeable future due to AlloVir’s workforce reduction plan and discontinuation of its clinical trials. AlloVir expects to continue to incur costs and expenditures in connection with its ongoing evaluation of strategic alternatives and AlloVir will continue to incur costs associated with operating as a public company. There can be no assurance, however, that AlloVir will be able to successfully consummate any particular strategic transaction. The process of evaluating strategic transactions has been and may continue to be costly, time-consuming and complex, and AlloVir may incur significant costs related to these processes, such as legal, accounting and advisory fees and expenses and other related charges. A considerable portion of these costs will be incurred regardless of whether any particular course of action is implemented or transaction is completed. Any such expenses will decrease the remaining cash available for use in its business. In addition, any strategic business combination or other transactions that AlloVir may consummate in the future, could have a variety of negative consequences and AlloVir may implement a course of action or consummate a transaction that yields unexpected results that adversely affects AlloVir’s business and decreases the remaining cash available for use in its business or the execution of its strategic plan. There can be no assurances that any particular course of action, business arrangement, transaction, or series of transactions, will be pursued, successfully consummated, lead to increased stockholder value or achieve the anticipated results. Any failure of such potential transaction to achieve the anticipated results could significantly impair AlloVir’s ability to enter into any future strategic transactions and may significantly diminish or delay any future distributions to its stockholders.

Should AlloVir resume the development of product candidates, AlloVir expects to continue to incur significant and increasing expenses and operating losses for the foreseeable future, particularly if and as AlloVir:

•	initiates and conducts additional preclinical studies and clinical trials for its product candidates;

•	continues to discover and develop additional product candidates;

•	acquires or in-licenses other product candidates and technologies;

•	maintains, expands, and protects its intellectual property portfolio;

•	hires additional clinical and scientific personnel;

•	expands its manufacturing capabilities with third parties and establish manufacturing capabilities in-house;

•	seeks regulatory approvals and pursues commercialization for any product candidates that successfully complete clinical trials; and

•	adds operational, financial, and management information systems and personnel, including personnel to support its product development and planned future commercialization efforts.

Should AlloVir resume the development of product candidates, AlloVir will need substantial additional funding to support its continuing operations and pursue its growth strategy. Until such time as AlloVir can generate significant revenue from product sales, if ever, AlloVir expects to finance its operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. AlloVir’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to AlloVir, or at all.

At September 30, 2024, AlloVir had cash, cash equivalents and short-term investments of $121.9 million. Based on current projections, AlloVir believes that its existing cash, cash equivalents and short-term investments, will enable AlloVir to fund its operating expenses and capital expenditure requirements through at least twelve months following the issuance of these financial statements. AlloVir has based this estimate on assumptions that may prove to be wrong, and AlloVir could exhaust its available capital resources sooner than it expects. However, due to the discontinuation of its clinical trials and research activities, as well as its workforce reduction plan, management has concluded that there is a substantial doubt regarding AlloVir’s ability to continue as a going concern for more than twelve months after the date the condensed consolidated financial statements are available to be issued. See “—Liquidity and Capital Resources.”

Should AlloVir resume the development of product candidates, the development of its product candidates could be disrupted and materially adversely affected in the future by a pandemic, epidemic or outbreak of an infectious disease, such as the COVID-19 pandemic. The spread of COVID-19 impacted the global economy and its operations, including the interruption of its preclinical and clinical trial activities and potential interruption to its supply chain. For example, the COVID-19 pandemic delayed clinical trials. Although the immediate impacts of COVID-19 have receded, if the disruption due to COVID-19 resurges, AlloVir’s planned pivotal clinical trials also could be delayed due to government orders and site policies on account of a pandemic like the COVID-19 pandemic, and some patients may be unwilling or unable to travel to study sites, enroll in its trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay AlloVir’s ability to conduct preclinical studies and clinical trials or release clinical trial results and could delay AlloVir’s ability to obtain regulatory approval and commercialize its product candidates. Furthermore, a pandemic like COVID-19 could affect AlloVir’s employees or the employees of research sites and service providers on whom it relies, including CROs, as well as those of companies with which AlloVir does business, including its suppliers and CMOs, thereby disrupting its business operations.

AlloVir cannot presently predict the scope of any potential business shutdowns or disruptions, but if AlloVir or any of the third parties on whom it relies or with whom it conducts business, were to experience shutdowns or other business disruptions, AlloVir’s ability to conduct its business in the manner and on the timelines presently planned could be materially and adversely impacted.

Relationship with ElevateBio – Related Party

On September 17, 2018, AlloVir entered into a Series A2 Preferred Stock Purchase Agreement (the “Series A2 agreement”), with ElevateBio, LLC (“ElevateBio”), and ElevateBio was a purchaser in AlloVir’s registered direct offering in July 2022. ElevateBio, through its diverse platform of technologies to support cell and gene therapy products and expertise, provides drug development and manufacturing services. As a result of ElevateBio’s purchase of AlloVir’s Series A2 preferred stock, which converted to common stock upon completion of AlloVir’s IPO, and as a result of ElevateBio’s participation in the July 2022 registered direct offering, ElevateBio acquired an ownership interest in AlloVir. The Chief Financial Officer of ElevateBio currently serves in a similar management role with us. In May 2021, Diana M. Brainard, M.D., succeeded David Hallal, ElevateBio’s Chief Executive Officer, as AlloVir’s Chief Executive Officer. Mr. Hallal currently serves as Executive Chairman of AlloVir’s board of directors. Vikas Sinha, AlloVir’s Chief Executive Officer, President and Chief Financial Officer, also serves as the Chief Financial Officer of ElevateBio. In addition to Mr. Hallal and Mr. Sinha, Morana Jovan-Embiricos, Ph.D., a director of AlloVir’s board of directors, also serves as a director of the board of directors of ElevateBio.

Components of Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with AlloVir’s research and development activities, including AlloVir’s drug discovery efforts and the development of AlloVir’s product candidates. AlloVir expenses research and development costs as incurred, which include:

•

external research and development expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct AlloVir’s clinical trials and other scientific development services;

•	costs related to manufacturing material for AlloVir’s clinical trials, including fees paid to CMOs;

•	manufacturing scale-up expenses and the cost of acquiring and manufacturing clinical trial materials;

•	employee-related expenses, including salaries, bonuses, benefits, stock-based compensation and other related costs for those employees involved in research and development efforts;

•	costs of outside consultants, including their fees, stock-based compensation and related travel expenses;

•	the costs of acquiring and developing clinical trial materials;

•	expenses to acquire technologies, such as intellectual property, to be used in research and development;

•	upfront and maintenance fees incurred under license, acquisition and other third-party agreements;

•	costs related to compliance with regulatory requirements; and

•	facilities, depreciation, and other expenses, which include direct and allocated expenses for rent, maintenance of facilities and equipment and software.

Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to AlloVir by its vendors and analyzing the progress of AlloVir’s discovery studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

AlloVir characterizes research and development costs incurred prior to the identification of a product candidate as discovery costs. Once a product candidate has been identified, research and development costs incurred are allocated as product candidate costs.

AlloVir’s direct, external research and development expenses consist primarily of fees paid to outside consultants, CROs, CMOs and research laboratories in connection with its process development, manufacturing and clinical development activities. Research and development costs also include credits for lease terminations and the final settlement of clinical trials credits related to research and development activities. AlloVir’s direct external research and development expenses also include fees incurred under license and intellectual property purchase agreements. AlloVir tracks these external research and development costs on a program-by-program basis once it has identified a mature product candidate.

AlloVir does not allocate employee costs, costs associated with its discovery efforts, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. AlloVir uses internal resources and third-party consultants primarily to conduct AlloVir’s research and discovery activities as well as for managing AlloVir’s process development, manufacturing and clinical development activities.

Research and development activities have historically been central to AlloVir’s business model. AlloVir expects its research and development expenses to continue to decrease significantly given the discontinuation of its clinical trials and research activities and workforce reduction plan. Should AlloVir resume development of product candidates, AlloVir would expect research and development costs to increase significantly for the foreseeable future as the product candidate development programs progress.

Should AlloVir resume development of its product candidates, the duration, costs and timing of development activities including clinical trials would depend on a variety of factors, including:

•	the scope, rate of progress and expenses of AlloVir’s ongoing research activities and clinical trials and other research and development activities;

•	establishing an appropriate safety profile;

•	successful enrollment in and completion of clinical trials;

•	whether AlloVir’s product candidates show safety and efficacy in its clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for AlloVir’s product candidates;

•	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•	continued acceptable safety profile of the products following any regulatory approval.

Should AlloVir resume development of its product candidates, any changes in the outcome of any of these variables with respect to the development of its product candidates in clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. AlloVir may never succeed in achieving regulatory approval for any of its product candidates. AlloVir may obtain unexpected results from its clinical trials. AlloVir may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. For example, if the FDA, the European Medicines Agency (the “EMA”), or another regulatory authority were to delay AlloVir’s planned start of clinical trials or require AlloVir to conduct clinical trials or other testing beyond those that it currently expect or if AlloVir experiences significant delays in enrollment in any of its planned clinical trials, AlloVir could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs, as well as expenses for outside professional services, including legal, accounting and audit services and other consulting fees, rent expense and other general administrative expenses.

Restructuring Costs

Restructuring costs consist primarily of severance and employee termination costs in connection with AlloVir’s workforce reduction plan. AlloVir anticipates that its restructuring costs may increase in the future as AlloVir continues its comprehensive review of strategic alternatives.

Total Other Income (Loss), Net

Interest income

Interest income consists of interest income on cash, cash equivalents and short-term investments held in financial institutions.

Other income (loss), net

Other income (loss), net consists primarily of investment amortization and accretion of discounts and premiums on short-term investments and foreign exchange gains and losses.

Results of Operations

Comparison of the three months ended September 30, 2024 and 2023

The following table summarizes AlloVir’s results of operations (in thousands):

	Three Months Ended September 30,
	2024	2023	Change
Operating expenses:
Research and development	$(246)	$34,156	$(34,402)
General and administrative	5,883	12,805	(6,922)
Restructuring costs	83	—	83

Total operating expenses	5,720	46,961	(41,241)

Loss from operations	(5,720)	(46,961)	41,241
Total other income (loss), net:
Interest income	1,494	1,522	(28)
Other income (loss), net	100	1,167	(1,067)

Net loss	$(4,126)	$(44,272)	$40,146

Research and Development Expenses

Research and development expenses were $(0.2) million for the three months ended September 30, 2024, compared to $34.2 million for the three months ended September 30, 2023. The decrease of $34.4 million was primarily due to the discontinuation of clinical trials and research activities and workforce reduction plan in connection with AlloVir’s December 2023 announcement of the discontinuation of its three Phase 3 registrational trials and a comprehensive review of strategic alternatives. The credit balance in research and development expenses for the three months ended September 30, 2024 is due to a refund from our CRO resulting from the final settlement of clinical trial activities of $0.6 million, offset by stock-based compensation expense of $0.4 million.

General and Administrative Expenses

General and administrative expenses were $5.9 million for the three months ended September 30, 2024, compared to $12.8 million for the three months ended September 30, 2023. The decrease of $6.9 million was primarily due to the decrease in personnel costs resulting from the workforce reduction plan in connection with AlloVir’s December 2023 announcement of the discontinuation of its three Phase 3 registrational trials and a comprehensive review of strategic alternatives, as well as a $1.5 million gain on lease remeasurement during the three months ended September 30, 2024.

Restructuring Costs

Restructuring costs were $0.1 million for the three months ended September 30, 2024, which consist primarily of severance and employee termination costs in connection with AlloVir’s workforce reduction plan.

Total Other Income (Loss), Net

Total other income (loss), net was $1.6 million for the three months ended September 30, 2024, compared to $2.7 million for the three months ended September 30, 2023. The decrease of $1.1 million can be attributed to a decrease in accretion of discounts on short-term investments due to the overall decrease in short-term investments.

Comparison of the nine months ended September 30, 2024 and 2023

	Nine Months Ended September 30,
	2024	2023	Change
Operating expenses:
Research and development	$12,020	$99,698	$(87,678)
General and administrative	23,712	37,797	(14,085)
Restructuring costs	10,059	—	10,059

Total operating expenses	45,791	137,495	(91,704)

Loss from operations	(45,791)	(137,495)	91,704
Total other income (loss), net:
Interest income	4,100	4,362	(262)
Other income (loss), net	1,190	2,411	(1,221)

Loss before income taxes	(40,501)	(130,722)	90,221

Net loss	$(40,501)	$(130,722)	$90,221

Research and Development Expenses

Research and development expenses were $12.0 million for the nine months ended September 30, 2024, compared to $99.7 million for the nine months ended September 30, 2023. The decrease of $87.7 million was primarily due to the discontinuation of clinical trials and research activities and workforce reduction plan in connection with AlloVir’s December 2023 announcement of the discontinuation of AlloVir’s three Phase 3 registrational trials and a comprehensive review of strategic alternatives, as well as a $5.6 million gain on lease termination and remeasurement during the nine months ended September 30, 2024.

General and Administrative Expenses

General and administrative expenses were $23.7 million for the nine months ended September 30, 2024, compared to $37.8 million for the nine months ended September 30, 2023. The decrease of $14.1 million was primarily due to the decrease in personnel costs resulting from the workforce reduction plan in connection with AlloVir’s December 2023 announcement of the discontinuation of its three Phase 3 registrational trials and a comprehensive review of strategic alternatives, as well as a $3.3 million gain on lease remeasurement during the nine months ended September 30, 2024.

Restructuring Costs

Restructuring costs were $10.1 million for the nine months ended September 30, 2024, which consist primarily of severance and employee termination costs in connection with AlloVir’s workforce reduction plan.

Total Other Income (Loss), Net

Total other income (loss), net was $5.3 million for the nine months ended September 30, 2024, compared to $6.8 million for the nine months ended September 30, 2023. The decrease of $1.2 million can be attributed to a decrease in accretion of discounts on short-term investments.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations (in thousands):

	Years Ended December 31,
	2023	2022	Change
Operating expenses:
Research and development	$133,070	$118,870	$14,200
General and administrative	48,261	52,332	(4,071)
Impairment costs	18,570	—	18,570

Total operating expenses	199,901	171,202	28,699

Loss from operations	(199,901)	(171,202)	(28,699)
Total other income (loss), net:
Interest income	5,734	1,876	3,858
Other income (loss), net	3,623	351	3,272

Loss before income taxes	(190,544)	(168,975)	(21,569)
Income tax benefit	(126)	(265)	139

Net loss	$(190,418)	$(168,710)	$(21,708)

Research and Development Expenses

The following table summarizes our research and development costs for each of the periods presented (in thousands):

	Years Ended December 31,
	2023	2022	Change
Direct research and development expenses by program:
posoleucel	$79,418	$58,629	$20,789
ALVR106	1,461	4,313	(2,852)
Unallocated research and development expenses:
Personnel expenses (including stock-based compensation)	44,252	47,541	(3,289)
Other expenses	7,939	8,387	(448)

Total research and development expenses	$133,070	$118,870	$14,200

Research and development expenses were $133.1 million for the year ended December 31, 2023, compared to $118.9 million for the year ended December 31, 2022. The increase of $14.2 million was primarily due to:

•

a $20.8 million increase in costs related to the development of posoleucel, primarily due to an increase in costs related to the outsourcing of manufacturing of $12.2 million and the development of clinical trials of $8.6 million;

•

a $2.9 million decrease in costs related to the development of ALVR106, primarily due to a reduction in costs related to the outsourcing of manufacturing of $1.7 million and the development of clinical trials of $1.2 million; and

•

a $3.3 million decrease in personnel expenses, including stock-based compensation expense, primarily due to a decrease in consulting costs of $2.3 million and stock-based compensation expense of $0.9 million.

General and Administrative Expenses

General and administrative expenses were $48.3 million for the year ended December 31, 2023, compared to $52.3 million for the year ended December 31, 2022. The decrease of $4.1 million primarily consisted of a decrease in insurance related costs of $1.7 million and a decrease in consulting and personnel expenses, including stock-based compensation, of $1.0 million.

Impairment Costs

Impairment costs were $18.6 million for the year ended December 31, 2023, including $16.6 million related to operating leases, $1.4 million related to implementation costs associated with cloud computing arrangements, and $0.5 million related to property and equipment, due to the December 2023 announcement of the discontinuation of our three Phase 3 registrational trials and a comprehensive review of strategic alternatives.

Total Other Income (Loss), Net

Total “other income (loss), net” was $9.4 million for the year ended December 31, 2023, compared to $2.2 million for the year ended December 31, 2022. The increase of $7.1 million is primarily attributable to an increase of $3.9 million in interest income, an increase of $2.6 million in accretion of discounts on short-term investments, and a decrease of $0.6 million in foreign exchange losses.

Liquidity and Capital Resources

Sources of Liquidity

At September 30, 2024, AlloVir has funded its operations primarily through equity financings and has received net cash proceeds of approximately $156.3 million from the sale of AlloVir’s preferred stock, $292.0 million of net proceeds from the sale of common stock in AlloVir’s IPO, $126.4 million of net proceeds from the Securities Purchase Agreement entered into on July 26, 2022 and $70.2 million of net proceeds from the public offering pursuant to the Underwriting Agreement entered into on June 21, 2023.

After a comprehensive review of strategic alternatives, on November 7, 2024, AlloVir entered into the merger agreement with Kalaris. Pursuant to the merger agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the merger agreement, at the effective time of the Merger, Merger Sub will merge with and into Kalaris, with Kalaris continuing as a wholly-owned subsidiary of AlloVir and the surviving corporation of the merger. The closing of the Merger is subject to approval by AlloVir’s stockholders and the stockholders of Kalaris and other customary closing conditions. AlloVir’s future operations are highly dependent on the success of the proposed Merger with Kalaris.

AlloVir currently has no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect its liquidity over the next five years, other than its licensing agreements described further below.

Funding Requirements

At September 30, 2024, AlloVir’s cash, cash equivalents and short-term investments were $121.9 million. AlloVir believes that its existing cash, cash equivalents and short-term investments will enable it to fund AlloVir’s operating expenses and capital expenditure requirements through at least twelve months following the issuance of these financial statements. However, in light of the discontinuation of all of its clinical trials and research activities, as well as its workforce reduction plan, AlloVir has concluded that there is a substantial doubt regarding its ability to continue as a going concern for at least twelve months following the issuance of these financial statements. AlloVir has based this estimate on assumptions that may prove to be wrong, and AlloVir could expend its capital resources sooner than it expects.

AlloVir expects its research and development expenses to continue to decrease significantly given the discontinuation of its clinical trials and research activities and workforce reduction plan. AlloVir will continue to incur costs associated with operating as a public company, and will also incur costs associated with the merger.

Should AlloVir resume development of product its candidates, however, AlloVir expects its expenses to increase in order to advance AlloVir’s product candidates through clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. AlloVir expects that its research and development and general and administrative costs will increase in connection with its planned research and development activities. If AlloVir receives regulatory approval for its product candidates, AlloVir expects to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where AlloVir chooses to commercialize. AlloVir may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

AlloVir has based these estimates on assumptions that may prove to be imprecise, and AlloVir may use its available capital resources sooner than it currently expects. In addition, AlloVir’s resource requirements could materially change depending on the outcome of its ongoing strategic alternative review process. Because its resource requirements could materially change depending on the outcome of AlloVir’s ongoing strategic alternative review process, AlloVir is unable to estimate the exact amount of its working capital requirements. Should AlloVir resume development of its product candidates in the future, AlloVir’s future funding requirements would depend on and could increase significantly as a result of, many factors, including:

•	the costs and timing of the merger;

•	AlloVir’s ability to successfully consummate the merger;

•

the scope, progress, results and costs of researching and developing posoleucel for its initial and potential additional indications, as well as ALVR106 and other product candidates AlloVir may develop, including any delays related to a public health epidemic, such as COVID-19, or other effects on AlloVir’s development programs;

•

the timing of, and the costs involved in, obtaining marketing approvals for posoleucel for AlloVir’s initial and potential additional indications, and ALVR106 and other product candidates AlloVir may develop;

•

if approved, the costs of commercialization activities for posoleucel for any approved indications, or ALVR106 or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of a collaborator that AlloVir may contract with in the future, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•	subject to receipt of regulatory approval, revenue, if any, received from commercial sales of posoleucel for any approved indications or ALVR106 or any other product candidates;

•	the extent to which AlloVir in-licenses or acquires rights to other products, product candidates or technologies;

•	AlloVir’s headcount growth and associated costs should AlloVir expand its research and development, increase its office space, and/or establish a commercial infrastructure;

•

the costs of preparing, filing and prosecuting patent applications, maintaining and protecting its intellectual property rights, including enforcing and defending intellectual property related claims; and

•	the ongoing costs of operating as a public company.

Until such time, if ever, as AlloVir can generate substantial product revenues to support its cost structure, AlloVir expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that AlloVir raises additional capital through the sale of equity or convertible debt securities, the ownership interest of AlloVir’s stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its common shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting AlloVir’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If AlloVir raises funds through collaborations, or other similar arrangements with third parties, AlloVir may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to it and/or may reduce the value of its common stock. If AlloVir resumes the development of its product candidates and is unable to raise additional funds through equity or debt financings when needed, AlloVir may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates even if it would otherwise prefer to develop and market such product candidates on its own.

Cash Flows

The following table summarizes AlloVir’s cash flows for each of the periods presented (in thousands):

	Nine Months Ended September 30,
	2024	2023
	(in thousands)
Net cash used in operating activities	$(64,138)	$(93,716)
Net cash provided by investing activities	90,000	12,767
Net cash provided by financing activities	21	70,484

Net increase (decrease) in cash, cash equivalents, and restricted cash	$25,883	$(10,465)

Operating Activities

Net cash used in operating activities was $64.1 million for the nine months ended September 30, 2024, reflecting a net loss of $40.5 million and a decrease in AlloVir’s net operating assets and liabilities of $29.6 million, partially offset by non-cash charges of $5.9 million. The change in net operating assets and liabilities was due to a decrease of $32.7 million in accounts payable, accrued expenses and other liabilities due in large part to the termination of AlloVir’s leases in 2024, offset by a decrease of $2.9 million in prepaid expenses and other current assets. Non-cash charges primarily consist of stock-based compensation expense of $15.9 million offset by a gain on lease termination and remeasurement of $8.9 million.

Net cash used in operating activities was $93.7 million for the nine months ended September 30, 2023, reflecting a net loss of $130.7 million, partially offset by non-cash charges of $32.3 million. Non-cash charges primarily consist of stock-based compensation expense of $30.8 million. The change in AlloVir’s net operating assets and liabilities of $4.7 million was primarily due to an increase of $3.0 million in accounts payable, accrued expenses and amount due to related party and a decrease of $1.9 million in prepaid expenses and other current assets and prepaid expenses to related party.

Overall, the $29.6 million decrease in cash used in operating activities for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 was a result of AlloVir’s December 2023 announcement of the discontinuation of AlloVir’s three Phase 3 registrational trials.

Investing Activities

Net cash provided by investing activities was $90.0 million for the nine months ended September 30, 2024, which was due to investment maturities.

Net cash provided by investing activities was $12.8 million for the nine months ended September 30, 2023, which was due to investment maturities of $128.8 million, partially offset by the purchase of investments of $116.0 million.

Financing Activities

Net cash provided by financing activities was $0.0 million for the nine months ended September 30, 2024, which was which was primarily due to proceeds from the issuance of stock under AlloVir’s employee stock purchase plan.

Net cash provided by financing activities was $70.5 million for the nine months ended September 30, 2023, which was due to $70.2 million in net proceeds from the issuance of common stock in AlloVir’s public offering and $0.3 million in proceeds from the issuance of stock under AlloVir’s employee stock purchase plan.

Cash Flows

The following table summarizes our cash flows for each of the periods presented (in thousands):

	Years Ended December 31,
	2023	2022
Net cash used in operating activities	$(124,451)	$(142,052)
Net cash provided by (used in) investing activities	37,985	(80,478)
Net cash provided by financing activities	70,495	126,961

Net decrease in cash, cash equivalents, and restricted cash	$(15,971)	$(95,569)

Operating Activities

Net cash used in operating activities was $124.5 million for the year ended December 31, 2023, reflecting a net loss of $190.4 million, partially offset by non-cash charges of $63.9 million. Non-cash charges primarily consist of stock compensation expense of $40.8 million, impairment costs of $18.6 million and non-cash lease expense of $7.9 million.

Net cash used in operating activities was $142.1 million for the year ended December 31, 2022, reflecting a net loss of $168.7 million, partially offset by non-cash charges of $42.8 million. The non-cash charges primarily consist of stock-based compensation expense of $41.3 million. The change in our net operating assets and liabilities of $(16.1) million was primarily due to a decrease of $12.6 million in accounts payable, accrued expenses and amount due to related party, and an increase of $3.0 million in prepaid expenses and other current assets and prepaid expenses to related party.

The $17.6 million decrease in cash used in operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to the change in net operating assets and liabilities due to timing.

Investing Activities

Net cash provided by investing activities was $38.0 million for the year ended December 31, 2023, which was primarily due to investment maturities of $163.8 million, partially offset by purchases of investments of $125.8 million.

Net cash used in investing activities was $80.5 million for the year ended December 31, 2022, which was primarily due to purchases of investments of $228.8 million, partially offset by investment maturities of $148.3 million.

Financing Activities

Net cash provided by financing activities was $70.5 million for the year ended December 31, 2023, which was primarily due to net proceeds from the issuance of common stock in our public offering of $70.2 million.

Net cash provided by financing activities was $127.0 million for the year ended December 31, 2022, which was primarily due to net proceeds from the issuance of common stock in our registered direct offering of $126.4 million.

Contractual Obligations

Other Obligations

AlloVir may incur potential contingent payments upon AlloVir’s achievement of clinical, regulatory and commercial milestones, as applicable, or AlloVir may be required to make royalty payments under license and grant agreements AlloVir has entered into with various entities pursuant to which AlloVir has in-licensed certain intellectual property. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by AlloVir are not fixed or determinable at this time. See Note 8 of the Notes to AlloVir’s consolidated financial statements elsewhere in this proxy statement/prospectus for a description of AlloVir’s license agreements.

Critical Accounting Policies and Significant Judgments and Estimates

AlloVir’s unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of AlloVir’s unaudited interim condensed consolidated financial statements and related disclosures requires AlloVir to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in AlloVir’s condensed financial statements. AlloVir bases its estimates on historical experience, known trends and events and various other factors that AlloVir believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. AlloVir evaluates its estimates and assumptions on an ongoing basis. AlloVir’s actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our audited consolidated financial statements appearing elsewhere in this report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. In the case of right-of-use assets for our leases, we determine whether there has been an impairment by comparing the carrying value of the asset to the anticipated undiscounted net cash flows associated with the asset. If such cash flows are less than the carrying value, we write down the asset to its fair value, which may be measured as anticipated discounted net cash flows associated with the asset.

As discussed in Note 5 to our consolidated financial statements included elsewhere in this report, we review our right-of-use assets for impairment at each reporting date or as facts and circumstances change. As a result of our December 2023 announcement of the discontinuation of our three Phase 3 registrational trials, a comprehensive review of strategic alternatives, and our December 2023 notice of termination of the DMS Agreement for our embedded lease for a dedicated manufacturing suite (see Note 5), we determined that there was a triggering event for impairment of our right-of-use assets. As part of our impairment evaluation of the right-of-use assets, we separately compared the estimated undiscounted cash flows from potential sublease income to the net book value of the right-of-use assets. We estimated sublease income using market participant assumptions, including the length of time to enter into a sublease and expected sublease payments, which we evaluated using sublease negotiations or agreements where applicable, current real estate trends, and market conditions. If such potential sublease income exceeded the net book value of the related assets, we did not record an impairment charge. Otherwise, we recorded an impairment charge by reducing the carrying amount of the operating lease right-of-use assets to their estimated fair value, which was determined by discounting the estimated future cash flows by applying a rate that a market participant would require in assuming the risks associated with those cash flows. Determination of these key assumptions is complex and highly judgmental.

During the year ended December 31, 2023, AlloVir recorded an impairment loss of $16.6 million to the operating lease right-of-use assets. The fair value of the operating lease right-of-use assets was based on estimated subleasing scenarios, which represent the highest and best use of the right-of-use assets. This fair value assessment utilized market participant assumptions, including the anticipated amount and timing of sublease payments using current real estate trends and market conditions. Given the current office lease market rental conditions, our estimates are subject to significant uncertainty. The ultimate amount of sublease income may be significantly lower or higher than the amounts used to record our impairment charges, and we may record additional impairment charges in future periods as our estimates change if we enter into sublease negotiations or execute a sublease agreement. As of December 31, 2023, the remaining right-of-use asset balance is $2.2 million, which could be subject to future impairment.

Emerging Growth Company Status

On April 5, 2012, the JOBS Act was enacted. The JOBS Act provides that, among other things, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. As an emerging growth company, AlloVir has irrevocably elected to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards and, as a result, AlloVir will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies on a case-by-case basis. As a result, AlloVir’s condensed consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

AlloVir intends to rely on certain of the other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, AlloVir is not required to, among other things, (i) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404(b), and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

AlloVir will remain an emerging growth company until the earlier to occur of (1) the last day of AlloVir’s fiscal year (a) following the fifth anniversary of the closing of its IPO, (b) in which AlloVir has total annual gross revenues of at least $1.235 billion or (c) in which AlloVir is deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of AlloVir’s common shares that is held by non-affiliates exceeds $700 million as of the last day of its second quarter, and (2) the date on which AlloVir has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

AlloVir is also a “smaller reporting company” meaning that the market value of its stock held by non-affiliates is less than $700 million and AlloVir’s annual revenue was less than $100 million during the most recently completed fiscal year. AlloVir may continue to be a smaller reporting company if either (i) the market value of its stock held by non-affiliates is less than $250 million or (ii) its annual revenue was less than $100 million during the most recently completed fiscal year and the market value of its stock held by non-affiliates is less than $700 million. If AlloVir is a smaller reporting company at the time AlloVir ceases to be an emerging growth company, AlloVir may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company AlloVir may choose to present only the two most recent fiscal years of audited financial statements in its Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact AlloVir’s financial position and results of operations is disclosed in Note 2 to AlloVir’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

KALARIS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of Kalaris’ financial condition and results of operations together with Kalaris’ financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as Kalaris’ plans, objectives, expectations, intentions, and beliefs. Kalaris’ actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors—Risks Related to Kalaris” included elsewhere in this proxy statement/prospectus.

Overview

Kalaris is a clinical stage biopharmaceutical company focused on developing and commercializing innovative therapeutics aimed at becoming the standard of care for prevalent retinal diseases for which there is a major unmet medical need.

Kalaris is developing TH103, a novel, clinical stage anti-vascular endothelial growth factor (“VEGF”) drug, engineered to potentially provide longer lasting and increased anti-VEGF activity in patients with exudative and neovascular retinal diseases. TH103 is a fully humanized recombinant fusion protein, functioning as a “decoy receptor” (a VEGF trap), leveraging salient molecular properties of the human body’s native, highest affinity VEGF receptor 1. In head-to-head preclinical studies, TH103 showed more anti-VEGF activity and longer duration of activity compared to aflibercept, the current market-leading anti-VEGF agent, which also functions as a decoy receptor VEGF trap but differs from TH103 in key molecular elements.

Kalaris is enrolling an open label Phase 1 clinical trial of TH103 in patients with neovascular Age-related Macular Degeneration (“nAMD”), a leading cause of blindness in the United States and Europe that affected an estimated 1.6 million adults in the United States in 2023, and Kalaris expects to report initial clinical data from Part 1 of the Phase 1 clinical trial in the third quarter of 2025. Kalaris also plans to expand the development of TH103 beyond nAMD into other prevalent VEGF-mediated retinal diseases, such as Diabetic Macular Edema (“DME”), diabetic retinopathy (“DR”), and Retinal Vein Occlusion (“RVO”).

Since its inception in September 2019, Kalaris has devoted substantially all of its resources to organizing and staffing, business planning, raising capital, acquiring its technology, establishing its intellectual property portfolio and performing research and development of its product candidate. Kalaris does not have any products approved for sale and has not generated any revenue from product sales or otherwise. To date, Kalaris has funded its operations primarily from sales of its redeemable convertible preferred stock, issuances of convertible promissory notes and a simple agreement for future equity (“SAFE”). From inception through September 30, 2024, Kalaris has received gross proceeds of $50.0 million from sales of its redeemable convertible preferred stock, issuances of convertible promissory notes and the SAFE. In October 2024, Kalaris entered into a convertible note purchase agreement with Samsara BioCapital L.P. (“Samsara”) to issue to Samsara and other investors who subsequently joined the agreement up to $25.0 million of convertible promissory notes with a maturity date of May 31, 2025 (the “Convertible Note Financing”). In October and November 2024, Kalaris received $10.0 million in the initial closings of the Convertible Note Financing. In November 2024, Kalaris entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AlloVir, Inc. (“AlloVir”) and Aurora Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of AlloVir. Under the Merger Agreement, Kalaris is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger (as defined below) in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Kalaris stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Kalaris stockholders. In January 2025, Kalaris issued a convertible promissory note in an aggregate principal amount of up to $7.5 million to AlloVir under which AlloVir funded a principal amount of $3.75 million, and Kalaris issued convertible promissory notes in an aggregate principal amount of $3.75 million to existing Kalaris stockholders. The closing of the Merger is subject to stockholder approval by the stockholders of AlloVir and Kalaris, customary regulatory approval and the satisfaction or waiver of other closing conditions.

As of September 30, 2024, Kalaris had $1.9 million in cash and cash equivalents. Kalaris has incurred significant losses and negative cash flows from operations since inception. Kalaris’ net losses were $47.1 million and $11.2 million for the nine months ended September 30, 2024 and 2023, respectively, and its net losses were $14.7 million and $15.5 million for the years ended December 31, 2023 and 2022, respectively. As of September 30, 2024, Kalaris had an accumulated deficit of $94.5 million. Kalaris will need to raise substantial additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of Kalaris’ clinical development efforts. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on Kalaris’ financial condition and its ability to pursue its business strategy. These matters raise substantial doubt about Kalaris’ ability to continue as a going concern.

Kalaris expects to continue to incur substantial losses for the foreseeable future. Kalaris does not expect to generate any revenue from commercial product sales unless and until Kalaris successfully completes development and obtains regulatory approval for its product candidate. Its ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of its product candidate, which may never occur. Kalaris may never achieve or maintain profitability. Accordingly, Kalaris will need to obtain substantial additional funding in connection with its continuing operations.

Kalaris expects to continue to incur significant expenses and operating losses for the foreseeable future, including costs associated with operating as a public company. Kalaris anticipates that its expenses will increase substantially if and as Kalaris:

•	conducts its ongoing Phase 1 clinical trial of TH103 in patients with nAMD;

•	continues to progress the development of TH103 in future preclinical studies and clinical trials;

•	advances any future product candidate that Kalaris may develop into preclinical and clinical development;

•	maintains, expands, enforces and protects its intellectual property portfolio;

•	seeks regulatory and marketing approvals for TH103 and any other product candidate that successfully completes clinical trials;

•	seeks to identify and maintain additional collaborations and license agreements, and the success of those collaborations and license agreements;

•

makes any payments under its existing or future strategic collaboration agreements, licensing agreements or sponsored research agreements, including with the University of California, San Diego (“UCSD”);

•	ultimately establishes a sales, marketing and distribution infrastructure to commercialize any product candidate for which it may obtain marketing approval;

•	generates revenue from commercial sales of product candidates that it may receive marketing approval;

•	hires additional clinical, regulatory, manufacturing, quality control, development and scientific personnel;

•	in-licenses or acquires additional technologies or product candidates;

•

establishes a commercial manufacturing source and secures supply chain capacity sufficient to provide commercial quantities of any product candidates it may develop for which it obtains regulatory approval; and

•

add operational, financial and management information systems and personnel, including personnel to support its product development and planned future commercialization efforts and its operations as a public company.

Kalaris does not currently own or operate any drug development or manufacturing facilities. Kalaris relies on Contract Development and Manufacturing Organizations (“CDMOs”) to help develop and to produce TH103 in accordance with the U.S. Food and Drug Administration’s (“FDA”) current Good Manufacturing Practices regulations for use in its clinical trials. Kalaris uses external contract research organizations (“CROs”) to conduct its preclinical studies and clinical trials.

Given its stage of development, Kalaris does not yet have a marketing or sales organization or commercial infrastructure. Accordingly, if Kalaris obtains regulatory approval for its product candidate, it also expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

Because of the numerous risks and uncertainties associated with product development, Kalaris management is unable to predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability, if at all. Even if Kalaris is able to generate revenue from the sale of its product candidate, it may not achieve or maintain profitability. If Kalaris fails to become profitable or is unable to sustain profitability on a continuing basis, Kalaris may be unable to continue its operations at planned levels and may be forced to reduce its operations.

Proposed Merger with AlloVir

In November 2024, Kalaris entered into the Merger Agreement with AlloVir, Inc. and Merger Sub, a wholly owned subsidiary of AlloVir. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will merge with and into Kalaris, with Kalaris continuing as a wholly owned subsidiary of AlloVir. Under the Merger Agreement, Kalaris is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Kalaris stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Kalaris stockholders. The Merger Agreement was approved by the boards of directors of AlloVir and Kalaris and is subject to stockholder approval by the stockholders of AlloVir and Kalaris, customary regulatory approval and the satisfaction or waiver of other closing conditions. More information regarding the merger and the terms of the Merger Agreement are discussed throughout this proxy statement/prospectus, particularly in “The Merger” and “The Merger Agreement”.

License Agreement with the University of California, San Diego

In April 2021, Kalaris entered into a license agreement with UCSD (as amended, the “UCSD Agreement”) pursuant to which Kalaris obtained (i) an exclusive license under the patent rights to make, use, sell, offer for sale, and import licensed products and (ii) a non-exclusive license to use the technology with a right to sublicense, each (i) and (ii) related to new anti-VEGF agents and novel long-acting VEGF inhibitors for intraocular neovascularization for the treatment of patients with retinal pathologies. As partial consideration for the license, Kalaris agreed to pay UCSD $0.2 million and was obligated to issue shares of its common stock to UCSD equal to 5% of the fully diluted issued and outstanding securities of Kalaris until such time as an aggregate of $5.0 million in gross proceeds from the sale of equity securities had been raised by Kalaris. In June 2022, after the closing of the Series A financing, Kalaris issued 680,725 shares of its common stock to UCSD. Kalaris was also obligated to pay $0.1 million of patent costs incurred prior to the effective date and is required to reimburse future patent expenses incurred by UCSD during the term of the UCSD Agreement. Under the UCSD Agreement, Kalaris is required to make annual license maintenance payments of $10,000 during the first four anniversaries and $15,000 on the fifth and every subsequent anniversary of the effective date. Kalaris is obligated to pay an aggregate of up to $4.6 million upon the achievement of various development and regulatory milestones and low single-digit royalties on net sales of licensed products. The royalty is payable, on a licensed product-by-licensed product and country-by country basis, until expiration of the last-to-expire issued patent of the applicable licensed product in the country of sale or the manufacture. If Kalaris enters into a sublicensing agreement, it is required to pay UCSD a sublicense fee as a percentage of the fair market value of any sublicense fee received that is not earned royalties for each sublicense granted. The sublicense fee percentage ranges from 50% if the applicable sublicense agreement is entered into within one year from the UCSD Agreement effective date and decreases to 10% if the applicable sublicense agreement is entered into after the first dosing of a patient for a phase 2 clinical trial. To date, Kalaris has paid an aggregate of $0.1 million in milestone payments to UCSD under the UCSD license agreement.

Per the UCSD Agreement, UCSD also had a right to purchase up to 10% of the securities issued in each round of equity financing on the same terms and conditions as were offered to other investors. UCSD did not participate in any equity financing, and the participation right expired in April 2023.

In case of a closing of a merger, or sale of at least 50% of the voting stock of Kalaris or the sale by Kalaris of all or substantially all of its assets (collectively referred to as “Liquidity Event”), Kalaris is obligated to make a one-time cash milestone payment to UCSD ranging from $0.1 million to $1.0 million based on the valuation of Kalaris’ outstanding shares at the Liquidity Event closing date. The Merger does not meet the definition of the Liquidity Event.

The UCSD Agreement is effective until the expiration date of the longest-lived patent rights or last to be abandoned patent or future patent of the licensed products, whichever is later. Kalaris can terminate the agreement upon 60 days written notice. UCSD can terminate the agreement in the event of an uncured material breach, such as a failure to make payments due, or to perform or a violation of any other material term of the UCSD Agreement, is not cured by Kalaris within 60 days after a breach written notice provided by UCSD.

The acquisition of the license under the UCSD Agreement, including patent rights and know-how, was accounted for as an asset acquisition. As the acquired technology did not have an alternative use for accounting purposes, Kalaris recognized the $0.2 million initial cash consideration, $0.1 million patent reimbursement costs incurred prior to the effective date and $0.2 million related to the obligation to issue shares of Kalaris’ common stock as research and development expenses. The obligation to issue shares of common stock included two components, the initial shares obligation and the additional shares obligation. The fair value of the initial shares obligation was estimated as $0.1 million based on the fair value of 275,000 shares of common stock, which represented 5% of the outstanding fully diluted equity at the effective date. As the initial share obligation was indexed to Kalaris’ own stock, it was recorded as additional paid-in capital. The additional shares obligation was accounted for when the next round of financing closed in March 2022. Kalaris estimated the fair value of an additional 405,725 shares of common stock as $0.2 million and recognized it as research and development expenses and additional paid-in capital in March 2022. Kalaris recognized $10,000 in license maintenance annual fees as research and development expenses in each of the years ended December 31, 2023 and 2022. Kalaris recognized $0.1 million and $0.2 million related to the patent reimbursement costs as general and administrative expenses for the years ended December 31, 2023 and 2022, respectively. Kalaris recognized $7,500 of the $10,000 license maintenance annual fees as research and development expenses and less than $0.1 million related to the patent reimbursement costs as general and administrative expenses in the nine months ended September 30, 2024. As of December 31, 2023 and 2022, Kalaris recorded $0.2 million as accrued expenses and other current liabilities related to the initial consideration, which was paid in May 2024. As of December 31, 2023 and 2022, no milestones or royalties were due or payable. Kalaris achieved the first development milestone, which was the dosing of the first patient in the first Phase 1 clinical trial, in August 2024 and incurred an expense of $0.1 million recorded as research and development expense for the nine months ended September 30, 2024.

Royalty Agreement with Samsara – Related Party

In July 2024, Kalaris entered into a royalty agreement (the “Royalty Agreement’) with Samsara. Under the Royalty Agreement, Kalaris redeemed 50,000 shares of its common stock issued to Samsara under a founder’s restricted stock purchase agreement in exchange for Kalaris’ agreement to pay Samsara a low single digit percentage tiered royalty on net sales, if any, of Kalaris’ products developed using the technology licensed under the UCSD Agreement. Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years after the first commercial sale of such product in such country and (ii) the expiration of the last-to-expire issued claim of Kalaris’ patents for such product in such country.

Kalaris identified two elements in the Royalty Agreement: repurchased shares, and future royalty payments to Samsara. The repurchase of shares was accounted at an estimated fair value of $32,000 as a reduction of common stock and additional paid in capital in the balance sheet and the statement of redeemable convertible preferred stock and shareholders’ deficit. Kalaris recorded $32.1 million as a long-term liability related to the obligation to make royalty payments to Samsara. The fair value of the royalty obligation was estimated using a risk-adjusted net present value model, based on the contractual royalty rates applied to the future net sales forecast, adjusted by the probability of success of product development and discounted to the effective date of the Royalty Agreement. The excess of the royalty liability over the fair value of the redeemed shares of $32.0 million was recorded as a research and development expense.

Once royalty payments to Samsara are deemed probable and estimable, and if such amounts exceed the initially recorded royalty obligation balance, Kalaris will impute interest to accrete the liability on a prospective basis based on such estimates. If and when Kalaris makes royalty payments under the Royalty Agreement, the royalty obligation balance will be reduced. As of September 30, 2024, royalty payments were not probable and estimable and, therefore, for the nine months ended September 30, 2024, no interest expense was recognized for the royalty liability.

Financial Operations Overview

Operating Expenses

Kalaris operating expenses consist of research and development expenses and general and administrative expenses.

Research and Development Expenses

The largest component of Kalaris’ total operating expenses since inception has been research and development activities, including preclinical development of its product candidate. Research and development costs are expensed as incurred.

External research and development costs include:

•

costs associated with acquiring technology and intellectual property licenses that have no alternative future uses, milestone payments and annual license maintenance fees under its licensing agreements;

•	costs incurred under agreements with third-party CDMOs, CROs and other third parties that conduct preclinical and clinical activities on Kalaris’ behalf and manufacture its product candidate;

•	consulting fees associated with Kalaris’ research and development activities;

•	costs related to compliance with regulatory requirements; and

•	other costs associated with its research and development programs.

Internal research and development costs include:

•	employee-related costs, including salaries, benefits, travel and meals expenses, and stock-based compensation expense for Kalaris’ research and development personnel; and

•	allocated overhead costs, including software and other miscellaneous expenses incurred in connection with its research and development programs.

Costs for certain development activities are recognized based on Kalaris management’s evaluation of the progress to completion of specific tasks using information and data provided by its vendors and third-party service providers. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the goods have been delivered or the services have been performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license, and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable. Research and development expenses incurred from inception relate to the development of its lead product candidate, TH103.

Kalaris expects its research and development expenses to increase substantially for the foreseeable future as Kalaris advances its product candidate through clinical trials, pursues regulatory approval of its product candidate and expands the indications for its product candidate. The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for Kalaris’ product candidate may be affected by a variety of factors, including the timing and progress of clinical development activities, its ability to successfully complete clinical trials with safety, potency and purity profiles that are satisfactory to the FDA or any comparable foreign regulatory authority, its ability to successfully develop, obtain regulatory approval for, and then successfully commercialize, its product candidate; its ability to establish and maintain agreements with third-party manufacturers for clinical supply for its clinical trials and commercial manufacturing, if its product candidate is approved; the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder; its ability to obtain and maintain patent, trade secret and other intellectual property protection and its ability to commercialize products, if and when approved, whether alone or in collaboration with others. Kalaris may never receive regulatory approval for its product candidate. As a result of the uncertainties discussed above, Kalaris management is unable to determine the duration and completion costs of its research and development activities or if, when and to what extent Kalaris will generate revenue from the commercialization and sale of its product candidate, if approved.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and personnel-related expenses, including salaries, employee benefit costs and stock-based compensation expense. General and administrative expenses also include professional fees for legal, consulting, accounting and tax services, as well as allocated overheads, including information technology costs, and other general operating expenses not otherwise classified as research and development expenses.

Kalaris anticipates that its general and administrative expenses will increase as a result of increased personnel costs, including salaries, benefits and stock-based compensation expense. Additionally, following the Merger, Kalaris expects that the combined company will incur significant additional expenses associated with being a public company that Kalaris did not incur as a privately-held company, including expanded infrastructure and higher consulting, legal and accounting services, investor relations costs and director and officer insurance premiums.

Change in fair value of derivative liabilities – related party

Change in fair value of derivative liabilities – related party represents gains or losses from the remeasurement of the derivative liabilities embedded in the convertible promissory notes issued to Samsara at the end of each reporting period until settlement or extinguishment.

Interest expense – related party

Interest expense – related party represents non-cash interest expense accrued on issued and outstanding convertible promissory notes to Samsara.

Change in fair value of tranche liability – related party

Change in fair value of tranche liability – related party represents Samsara’s option to purchase additional shares of Series A redeemable convertible preferred stock at a predetermined price, which was concluded to be a tranche liability. The tranche liability is remeasured at fair value at the end of each reporting period until the tranche liability is exercised or expires. The tranche liability was outstanding from March 2022 to August 2022.

Loss on issuance and on extinguishment of convertible promissory notes – related party

Loss on issuance and on extinguishment of convertible promissory notes – related party represents loss upon the issuance of convertible promissory notes to Samsara accounted at fair value and loss from extinguishment of convertible promissory notes upon their conversion into redeemable convertible preferred stock.

Other income (expense), net

Other income (expense), net includes primarily interest income received from money market investments and bank deposits, and foreign currency gains (losses).

Results of Operations

Comparison of the Nine Months Ended September 30, 2024 and 2023

The following table summarizes Kalaris’ results of operations for the periods presented (in thousands):

	Nine Months Ended September 30,		Change
	2024	2023	$	%
Operating expenses
Research and development	$41,192	$8,741	$32,451	371%
General and administrative	3,407	1,259	2,148	171%

Total operating expenses	44,599	10,000	34,599	346%

Loss from operations	(44,599)	(10,000)	(34,599)	346%
Other income (expense):
Change in fair value of derivative liabilities – related party	860	307	553	180%
Interest expense – related party	(1,392)	(648)	(744)	115%
Loss on issuance and on extinguishment of convertible promissory notes – related party	(2,134)	(886)	(1,248)	141%
Other income (expense), net	124	(1)	125	*

Total other expense, net	(2,542)	(1,228)	(1,314)	107%

Net loss and comprehensive loss	$(47,141)	$(11,228)	$(35,913)	320%

*	– not meaningful

Research and Development Expenses

The following table summarizes Kalaris’ research and development expenses for the periods presented (in thousands):

	Nine Months Ended September 30,		Change
	2024	2023	$	%
External costs
License fees, milestone payments and annual maintenance fees related to acquired technologies	$32,194	$50	$32,144	*
CDMO, CRO and other third-party preclinical studies, clinical trials and consulting costs	7,200	7,737	(537)	(7)%
Other external research and development costs	10	—	10	100%
Internal costs
Personnel related costs	1,715	889	826	93%
Other expense	73	65	8	12%

Total research and development expenses	$41,192	$8,741	$32,451	371%

*	– not meaningful

Research and development expenses increased by $32.4 million, or 371%, from $8.7 million for the nine months ended September 30, 2023, to $41.2 million for the nine months ended September 30, 2024. License fees, milestone payments and annual maintenance fees related to acquired technologies for the nine months ended September 30, 2024 included $0.1 million of expenses related to the first development milestone under the UCSD Agreement and $32.0 million related to the royalty agreement with Samsara. Refer to Note 5, Significant Agreements, in Kalaris condensed interim financial statements included elsewhere in this proxy statement/prospectus, for additional details. No such expenses were incurred during the nine months ended September 30, 2023. CDMO and third-party preclinical studies and consulting costs reduced by $2.7 million due to the timing of manufacturing process development activities during the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023, as Kalaris completed investigational new drug (“IND”) enabling toxicology studies. Kalaris entered into the start-up clinical trials agreement during the second half of 2023 and started its first clinical trials during the nine months ended September 30, 2024, which led to the $2.2 million increase in CRO costs.

Personnel related expenses increased by $0.8 million, or 93%, from $0.9 million for the nine months ended September 30, 2023, to $1.7 million for the nine months ended September 30, 2024, due to expansion of research and development function and hiring personnel in Kalaris’ research and development organization during the period. This increase in compensation and personnel costs included a $0.2 million increase in stock-based compensation expense. Other research and development expense of $0.1 million for the nine months ended September 30, 2024 remained relatively unchanged compared to the nine months ended September 30, 2023.

General and Administrative Expenses

General and administrative expenses increased by $2.1 million, or 171%, from $1.3 million for the nine months ended September 30, 2023 to $3.4 million for the nine months ended September 30, 2024. The increase in general and administrative expenses was primarily attributable to an increase in legal, accounting and other professional and outside services by $1.0 million related to an increase in Kalaris’ operations during the nine months ended September 30, 2024. General and administrative expenses included less than $0.1 million and $0.1 million of non-cash in-kind services provided by Samsara during the nine months ended September 30, 2024 and 2023, respectively. Compensation and related personnel costs increased from $0.7 million during the nine months ended September 30, 2023 to $1.4 million for the nine months ended September 30, 2024. This increase in compensation and personnel costs included a $0.3 million increase in stock-based compensation expense. During the nine months ended September 30, 2024, Kalaris recorded $0.3 million in marketing expenses; there were no such costs during the nine months ended September 30, 2023.

Change in fair value of derivative liabilities – related party

Kalaris recognized $0.9 million and $0.3 million for the nine months ended September 30, 2024 and 2023, respectively, related to the changes in the fair value of derivative liabilities embedded into convertible promissory notes issued to Samsara. Kalaris estimated the fair value of the derivative liabilities embedded in the convertible promissory notes using a with-and-without scenario analysis. Refer to Note 4, Fair Value Measurements and Fair Value of Financial Instruments, in Kalaris condensed interim financial statements included elsewhere in this proxy statement/prospectus, for additional details.

Interest expense – related party

Kalaris recognized $1.4 million and $0.6 million for the nine months ended September 30, 2024 and 2023, respectively, of interest expense – related party, which includes the accrued interest and amortization of debt discount related to issued and outstanding convertible promissory notes issued to Samsara. Interest accrued on outstanding convertible promissory notes increased by less than $0.1 million during the nine months ended September 30, 2024. Amortization of debt discount increased by $0.7 million during the nine months ended September 30, 2024 as additional noted were issued and were outstanding during the nine months ended September 30, 2024, as compared to the nine months ended September 30, 2023. Refer to Note 6, Convertible Promissory Notes and SAFE Agreements – Related Party, in Kalaris condensed interim financial statements included elsewhere in this proxy statement/prospectus, for additional details.

Loss on issuance and on extinguishment of convertible promissory notes – related party

Kalaris recognized $2.1 million and $0.9 million of loss on issuance of convertible promissory notes to Samsara for the nine months ended September 30, 2024 and 2023, respectively. The increase of $1.2 million in loss on issuance of convertible promissory notes was related to the higher amount of premium recognized at the issuance of the notes due to the increased Kalaris equity valuation in settlement scenarios model in 2024 compared to 2023. There was no conversion of convertible promissory notes into redeemable convertible preferred stock for the nine months ended September 30, 2024 and 2023, respectively. Refer to Note 6, Convertible Promissory Notes and SAFE Agreements – Related Party, in Kalaris condensed interim financial statements included elsewhere in this proxy statement/prospectus, for additional details.

Other income

Other income of $0.1 million for the nine months ended September 30, 2024 primarily consisted of interest income received from money market investments.

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes Kalaris’ results of operations for the periods presented (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
Operating expenses
Research and development	$11,707	$11,763	$(56)	0%
General and administrative	1,757	2,243	(486)	(22)%

Total operating expenses	13,464	14,006	(542)	(4)%

Loss from operations	(13,464)	(14,006)	542	(4)%
Other expense:
Change in fair value of derivative liabilities – related party	307	543	(236)	(43)%
Change in fair value of tranche liability - related party	—	204	(204)	(100)%
Interest expense – related party	(687)	(235)	(452)	192%
Loss on issuance and on extinguishment of convertible promissory notes – related party	(892)	(1,991)	1,099	(55)%
Other income	37	—	37	100%

Total other expense, net	(1,235)	(1,479)	244	(16)%

Net loss and comprehensive loss	$(14,699)	$(15,485)	786	(5)%

Research and Development Expenses

The following table summarizes Kalaris’ research and development expenses for the periods presented (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
External costs
License fees, milestone payments and annual maintenance fees related to acquired technologies	$50	$212	$(162)	(76)%
CDMO, CRO and other third-party preclinical studies and consulting costs	10,285	10,713	(428)	(4)%
Other external research and development costs, including laboratory materials and supplies	4	63	(59)	(94)%
Internal costs
Personnel related costs	1,282	703	579	82%
Other expense	86	72	14	19%

Total research and development expenses	$11,707	$11,763	$(56)	0%

Research and development expenses decreased by $0.1 million, from $11.8 million for the year ended December 31, 2022, to $11.7 million for the year ended December 31, 2023. In 2022, license fees, milestone payments and annual maintenance fees related to acquired technologies and included $0.2 million of expense related to the UCSD Agreement. No such expenses were incurred in 2023. CDMO, CRO and other third-party preclinical studies and consulting costs decreased by $0.4 million during the year ended December 31, 2023. CDMO costs decreased by $1.6 million from $9.0 million in 2022 to $7.4 million in 2023, due to the timing of manufacturing process development activities to support the preclinical research and development work. This was partially off-set by an increase in preclinical and CRO costs. Preclinical research and development expenses increased by $0.5 million from $1.7 million in 2022 to $2.2 million in 2023, as Kalaris completed IND enabling toxicology studies during 2023. CRO costs totaled $0.8 million in 2023 and related to the start-up of clinical trials activities. There were no CRO costs incurred in 2022.

Personnel related expenses increased by $0.6 million, or 82%, from $0.7 million for the year ended December 31, 2022, to $1.3 million for the year ended December 31, 2023, due to expansion of research and development departments and hiring personnel in Kalaris’ research and development organization during the year.

General and Administrative Expenses

General and administrative expenses decreased by $0.5 million, or 22%, from $2.2 million for the year ended December 31, 2022 to $1.8 million for the year ended December 31, 2023. General and administrative expenses included $0.1 million and $0.3 million of non-cash in-kind services provided by Samsara during the years ended December 31, 2023 and 2022, respectively. The decrease in general and administrative expenses was primarily attributable to a decrease in legal services related to corporate and intellectual property matters.

Change in fair value of derivative liabilities – related party

Kalaris recognized $0.3 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively, related to the changes in the fair value of derivative liabilities embedded into convertible promissory notes received from Samsara. Kalaris estimated the fair value of the derivative liabilities embedded in the convertible promissory notes using a with-and-without scenario analysis. Refer to Note 4, Fair Value Measurements and Fair Value of Financial Instruments, in Kalaris financial statements included elsewhere in this proxy statement/prospectus, for additional details.

Change in fair value of tranche liability – related party

The change in fair value of tranche liability was $0.2 million for the year ended December 31, 2022. The tranche liability related to Samsara’s option to purchase additional shares of Series A redeemable convertible preferred stock was issued in March 2022 and expired in August 2022. The fair value was estimated using the contingent forward model. Refer to the Note 4, Fair Value Measurements and Fair Value of Financial Instruments, in Kalaris financial statements included elsewhere in this proxy statement/prospectus, for additional details. There was no tranche liability outstanding for the year ended December 31, 2023.

Loss on issuance and on extinguishment of convertible promissory notes – related party

Kalaris recognized $0.9 million and $2.0 million for the years ended December 31, 2023 and 2022, respectively, of loss on issuance and on extinguishment of convertible promissory notes – related party. Kalaris recognized $0.9 million and $0.8 million of the premium on issuance of convertible promissory notes for the years ended December 31, 2023 and 2022, respectively, which related to the difference between the fair value at the issuance date of the applicable note and the principal amount of such note. Kalaris recognized less than $0.1 million and $1.2 million of extinguishment loss upon the conversion of convertible promissory notes into shares of redeemable convertible preferred stock for the years ended December 31, 2023 and 2022, respectively. Refer to Note 6, Convertible Promissory Notes and SAFE Agreements – Related Party, in Kalaris’ audited financial statements included elsewhere in this proxy statement/prospectus, for additional details.

Interest expense – related party

Kalaris recognized $0.7 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively, of interest expense – related party, which includes the accrued interest and amortization of debt discount related to issued and outstanding convertible promissory notes to Samsara. Refer to Note 6, Convertible

Promissory Notes and SAFE Agreements – Related Party, in Kalaris audited financial statements included elsewhere in this proxy statement/prospectus, for additional details.

Liquidity and Capital Resources

Sources of Liquidity

Since its inception, Kalaris has not generated any revenue from product sales and has incurred significant operating losses and negative cash flows from its operations. From inception, Kalaris has primarily funded its operations from sales of its redeemable convertible preferred stock and issuances of convertible promissory notes and the SAFE. As of September 30, 2024, Kalaris had $1.9 million in cash and cash equivalents. In October 2024, Kalaris entered into the Convertible Note Financing to receive up to $25.0 million in financing. These convertible promissory notes have an annual interest rate of 8% and a maturity date of May 31, 2025. In October and November 2024, Kalaris received $10.0 million in the initial closings of the Convertible Note Financing. In November 2024, Kalaris entered into the Merger Agreement. Under the Merger Agreement, Kalaris is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Kalaris stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Kalaris’ stockholders.

Funding Requirements

Kalaris’ primary uses of cash are to fund its operations, which consist primarily of research and development expenditures related to the development of its lead product candidate, TH103, and, to a lesser extent, general and administrative expenditures. Kalaris expects to continue to incur significant and increasing expenses for the foreseeable future as it continues to advance TH103, expand its corporate infrastructure, further its research and development initiatives and incur costs associated with the potential commercialization activities. Conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and Kalaris may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, TH103, if approved, may not achieve commercial success. Kalaris’ commercial revenues, if any, will be derived from sales of a product that it does not expect to be commercially available for several years, if ever. Accordingly, Kalaris will need to obtain substantial additional funds to achieve its business objectives.

Kalaris has incurred significant losses and negative cash flows from operations since its inception. As of September 30, 2024, Kalaris had an accumulated deficit of $94.5 million. Based on its current operating plans, Kalaris management has determined that its existing cash and cash equivalents are not sufficient to fund its operating expenses and capital expenditure requirements for at least one year from the issuance date of the financial statements included elsewhere in this proxy statement/prospectus. Following the closing of the Merger, Kalaris expects that its cash and cash equivalents, together with cash resources of AlloVir, will be sufficient to fund its operating expenses and capital expenditure requirements into the fourth quarter of 2026. However, Kalaris has based these estimates on assumptions that may prove to be wrong, and its operating plans may change as a result of many factors currently unknown to Kalaris. In addition, changing circumstances could cause Kalaris to consume capital significantly faster than it currently anticipates, and Kalaris may need to spend more than currently expected because of circumstances beyond its control. As a result, Kalaris could deplete its capital resources sooner than it currently expects.

This forecast of cash resources and planned operations involves risks and uncertainties, and the actual amount of expenses could vary materially as a result of a number of factors. Because of the numerous risks and uncertainties associated with product development, and because the extent to which Kalaris may enter into collaborations with third parties for the development of TH103 is unknown, Kalaris may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of TH103. Kalaris future funding requirements will depend on many factors, including, but not limited to, the following:

•	the timing, scope, progress and results of its preclinical studies and clinical trials for its current and future product candidates;

•	the number, scope and duration of clinical trials required for regulatory approval of its current and future product candidates;

•

the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable foreign regulatory authorities for its product candidates, including any requirement to conduct more studies or generate additional data;

•	the cost of manufacturing clinical and commercial supplies, as well as scale-up of Kalaris current and future product candidates;

•	the potential increase in the number of Kalaris employees and the acquisition and expansion of physical facilities to support growth initiatives;

•

Kalaris’ ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the cost of filing and prosecuting its patent applications, and maintaining and enforcing Kalaris patents and other intellectual property rights;

•	the extent to which Kalaris acquires or in-license other product candidates and technologies;

•	the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against Kalaris’ product candidates;

•	the effect of competing technological and market developments;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of Kalaris’ product candidates for which it receives marketing approval;

•	the amount of revenue, if any, received from commercial sales of TH103 or any future product candidates, should any product candidates receive marketing approval;

•	Kalaris implementation of various computerized informational systems and efforts to enhance operational systems;

•	the costs associated with being a public company; and

•	the impact of inflation, as well as other factors, including economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.

Until such time as Kalaris can generate significant revenue from product sales, if ever, Kalaris expects to finance its operations through a combination of public or private equity offerings or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that Kalaris will be successful in obtaining an adequate level of financing to support its business plans when needed on acceptable terms, or at all. To the extent that Kalaris raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Kalaris’ common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Kalaris’ ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Kalaris raises additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, Kalaris may have to relinquish rights to its intellectual property, future revenue streams, research programs, or product candidates, or Kalaris may have to grant licenses on terms that may not be favorable to Kalaris. If Kalaris is unable to raise capital as and when needed or on attractive terms, or at all, it may have to significantly delay, reduce or discontinue the development or future commercialization of TH103 or any future product candidate.

Cash Flows

The following table summarizes primary sources and uses of cash for the periods presented (in thousands):

	Nine Months Ended, September 30		Year Ended December 31,
	2024	2023	2023	2022
Net cash used in operating activities	$(12,819)	$(9,996)	$(14,132)	$(9,779)
Net cash provided by financing activities	11,563	7,383	14,242	12,780

Net increase (decrease) in cash, cash equivalents and restricted cash	$(1,256)	$(2,613)	$110	$3,001

Operating Activities

Net cash used in operating activities was $12.8 million and $10.0 million for the nine months ended September 30, 2024 and 2023, respectively.

Cash used in operating activities for the nine months ended September 30, 2024, was primarily due to a net loss of $47.1 million, reduced by non-cash charges of $35.4 million and increased by net changes of $1.1 million in the net operating assets and liabilities. Non-cash changes primarily consist of a $32.0 million royalty obligation expense – related party incurred in connection with the royalty agreement with Samsara, a $0.6 million stock-based compensation expense and a $(0.9) million change in fair value of derivative liabilities – related party, loss on issuance and on extinguishment of convertible promissory notes – related party of $2.1 million, a non-cash interest expense – related party of $1.4 million and a $0.1 million of capital contribution by in-kind services provided by Samsara. The change in net operating assets and liabilities was primarily due to a decrease in accrued research and development expenses of $0.3 million due to the timing of receipt of invoices from vendors, an increase in prepaid expenses and other current assets of $0.1 million, an increase in other non-current assets of $0.3 million related to long-term CRO deposits, a decrease in accrued expenses and other current liabilities of $0.2 million and a decrease in accounts payable of $0.1 million.

Cash used in operating activities for the nine months ended September 30, 2023, was primarily due to a net loss of $11.2 million, reduced by non-cash charges of $1.5 million and increased by net changes of $0.3 million in the net operating assets and liabilities. Non-cash changes primarily consist of a loss on issuance and on extinguishment of convertible promissory notes – related party of $0.9 million, a non-cash interest expense – related party of $0.6 million, a $0.2 million capital contribution by in-kind services provided by Samsara and a $0.1 million stock-based compensation expense, partially off-set by a $0.3 million change in fair value of derivative liabilities – related party. The change in net operating assets and liabilities was primarily due to a decrease in accounts payable of $0.9 million and a decrease in accrued research and development expenses of $0.3 million due to the timing of payments and receipt of invoices from vendors, partially off-set by a decrease in prepaid expenses and other current assets of $0.8 million, an increase in accrued expenses and other current liabilities of $0.1 million and an increase in accrued compensation of $0.1 million.

Net cash used in operating activities was $14.1 million and $9.8 million for the years ended December 31, 2023 and 2022, respectively.

Cash used in operating activities for the year ended December 31, 2023, was primarily due to a net loss of $14.7 million, reduced by non-cash charges of $1.7 million and increased by net changes of $1.1 million in the net operating assets and liabilities. Non-cash changes primarily consist of loss on issuance and on extinguishment of convertible promissory notes – related party of $0.9 million, a non-cash interest expense – related party of $0.7 million, a $0.2 million capital contribution by in-kind services provided by Samsara and a $0.1 million stock-based compensation expense, partially off-set by a $0.3 million change in fair value of derivative liabilities – related party. The change in net operating assets and liabilities was primarily due to a decrease in accrued research and development expenses of $1.7 million and a decrease in accounts payable of $0.4 million due to the timing of payments and receipt of invoices from vendors, off-set by a decrease in prepaid expenses and other current assets of $0.7 million, an increase in accrued compensation of $0.2 million and an increase in accrued expenses and other current liabilities of $0.1 million.

Cash used in operating activities for the year ended December 31, 2022, was primarily due to net loss of $15.5 million, decreased by non-cash charges of $2.3 million and further decreased by $3.4 million change in the net operating assets and liabilities. The non-cash charges primarily consisted of loss on issuance and on extinguishment of convertible promissory notes – related party of $2.0 million, a $0.4 million capital contribution by in-kind services provided by Samsara, a $0.3 million stock-based compensation expense, a non-cash interest expense – related party of $0.2 million and a $0.2 million expense related to the acquisition of in-process research and development assets offset by an add-back of the change in fair value of derivative liability and tranche liability of $0.5 million and $0.2 million, respectively. The change in net operating assets and liabilities was primarily due to an increase in accounts payable of $1.8 million, an increase in accrued research and development expenses of $1.8 million due to the timing of payments and receipt of invoices from vendors, an increase in accrued compensation of $0.3 million and an increase in accrued expenses and other current liabilities of $0.1 million, partially offset by an increase in prepaid expenses and other current assets of $0.6 million.

Financing Activities

Net cash provided by financing activities for the nine months ended September 30, 2024, was $11.6 million, which consisted of $10.0 million net cash proceeds from the issuance of convertible promissory notes and $1.6 million from the issuance of redeemable convertible preferred stock to existing and new investors.

Net cash provided by financing activities for the nine months ended September 30, 2023 was $7.4 million, which consisted of $6.0 million net cash proceeds from the issuance of convertible promissory notes and $1.5 million from the issuance of the SAFE to Samsara, partially off-set by payment of deferred issuance costs of $0.1 million.

Net cash provided by financing activities for the year ended December 31, 2023, was $14.2 million, which consisted of $6.7 million net cash proceeds from the issuance of redeemable convertible preferred stock to existing and new investors, and $6.0 million from the issuance of convertible promissory notes and $1.5 million from the issuance of the SAFE to Samsara.

Net cash provided by financing activities for the year ended December 31, 2022 was $12.8 million, which consisted of $8.5 million from the issuance of redeemable convertible preferred stock and $4.3 million from the issuance of convertible promissory notes to Samsara.

Contractual and Other Obligations

Kalaris enters into contracts in the normal course of business with CDMOs for clinical supply manufacturing, with CROs for clinical trials and with other vendors for preclinical studies, supplies and other products and services for operating purposes. These agreements generally provide for termination at the request of either party generally with less than one-year notice and, therefore, Kalaris management believes that non-cancellable obligations under these agreements are not material. Kalaris does not currently expect any of these agreements to be terminated and did not have any non-cancellable obligations under these agreements as of September 30, 2024 and December 31, 2023.

Kalaris is required to pay certain milestone payments contingent upon the achievement of specific development and regulatory events in accordance with the UCSD Agreement. Refer to Note 5 to the Kalaris unaudited condensed financial statements included elsewhere in this proxy statement/prospectus for additional details. Kalaris achieved the first development milestone under the UCSD Agreement in August 2024 and recognized an expense of $0.1 million as research and development expense in the condensed statement of operations and comprehensive loss for the nine months ended September 30, 2024. No other milestones were achieved or probable as of September 30, 2024 and December 31, 2023. Kalaris is required to pay royalties on sales of products developed under the UCSD Agreement. Kalaris’ product candidate was in development as of September 30, 2024 and December 31, 2023, and no such royalties were due.

Kalaris is obligated to pay royalties to Samsara under the Royalty Agreement. Refer to Note 5 to the Kalaris unaudited condensed financial statements included elsewhere in this proxy statement/prospectus for additional details. Kalaris recognized an initial royalty liability in the amount of $32.1 million, which was based on its estimated fair value at the effective date of the Royalty Agreement. Once royalty payments to Samsara are deemed probable and estimable, and if such amounts exceed the royalty liability balance, Kalaris will impute interest to accrete the royalty liability on a prospective basis based on such estimates. As of September 30, 2024, these royalties were not probable and estimable.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact the financial position, results of operations or cash flows is disclosed in Note 2 to Kalaris’ audited financial statements included elsewhere in this proxy statement/prospectus.

Critical Accounting Estimates

Kalaris’ management’s discussion and analysis of its financial condition and results of operations is based on the Kalaris financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. On an ongoing basis, Kalaris management evaluates its estimates and judgments, including, but not limited to, those related to the accrual of research and development expenses, the fair value of royalty obligation, the fair value of convertible promissory notes, the fair value of derivative liabilities, the fair value of common stock and preferred stock, and stock-based compensation. These estimates and assumptions are monitored and analyzed by Kalaris management for changes in facts and circumstances, and material changes in these estimates and assumptions could occur in the future. Kalaris management’s estimates are based on its historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

Although significant accounting policies are described in more detail in Note 2 to the Kalaris audited financial statements included elsewhere in this proxy statement/prospectus, Kalaris management believes that the following accounting estimates are those most critical to the judgments and estimates used in the preparation of Kalaris’ financial statements.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include certain payroll and personnel expenses, license fees, laboratory supplies, consulting costs, external contract research and development expenses and allocated overhead costs, including software and other miscellaneous expenses incurred in connection with its research and development programs.

Kalaris estimates manufacturing and product development costs, preclinical study and clinical trial and other research and development expenses based on the services performed. Kalaris has entered into various agreements with outsourced vendors, contract development and manufacturing organizations and clinical research organizations. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. Generally, these agreements set forth the scope of work to be performed at a fixed fee, unit price or on a time and materials basis. Kalaris records the estimated costs of research and development activities based on the level of services performed, the progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development services provided, but not yet invoiced, are included in accrued expenses on the balance sheets. Advance payments for goods or services for future research and development activities are deferred as prepaid expenses and are expensed as the goods are delivered or the related services are performed. Kalaris makes these estimates based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the original estimates, Kalaris will adjust the accrual accordingly. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than Kalaris’ estimates. To date, there have been no material differences between estimates of such expenses and the amounts actually incurred.

Convertible Promissory Notes – Derivative Liabilities

The convertible promissory notes contained embedded features that provided the noteholder with multiple settlement alternatives. Certain of these settlement features provided the noteholder the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by Kalaris (the “redemption features”).

The redemption features of the convertible promissory notes met the requirements for separate accounting and were accounted for as compound derivative instruments recorded as liability at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with any changes in fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and other comprehensive loss. Derivative liabilities were classified in the balance sheets as current or non-current consistent with the classification of the respective convertible promissory notes they were related to. Kalaris estimates the fair value of the derivative liabilities embedded in the convertible promissory notes using a with-and-without scenario analysis, which involves valuing the whole instrument on an as-is basis and then valuing the instrument without the embedded derivative. The difference between the entire instrument with the embedded derivatives compared to the instrument without the embedded derivatives is the fair value of the derivative liabilities. A significant increase in probabilities of qualified financing or redemption scenario, a change of control scenario and a decrease in a discount rate would significantly increase the estimated fair value of derivative liabilities.

Royalty Obligation – Related Party

In July 2024, Kalaris entered into the Royalty Agreement with Samsara. Under the Royalty Agreement, Kalaris redeemed 50,000 shares of its own common stock with a fair value of $32,000 from Samsara. In return, Kalaris is obligated to pay Samsara royalties on a product-by-product and country-by-country basis at low single-digit royalty rates on future net product sales. At the effective date of the agreement, Kalaris recognized its obligation to make future royalty payments to Samsara at estimated fair value as a liability on the balance sheet and as a research and development expense in the statement of operations and comprehensive loss. Once royalty payments to Samsara are deemed probable and estimable, and if such amounts exceed the royalty liability balance recognized at the effective date of the agreement, Kalaris will impute interest to accrete the royalty liability on a prospective basis based on such estimates. The fair value of the royalty obligation at the effective date of the Royalty Agreement was estimated using a risk-adjusted net present value model, based on the contractual royalty rates applied to the future net sales forecast, adjusted by the probability of success of product development and discounted to the effective date of the Royalty Agreement. Significant changes to any of the following assumptions would significantly impact the estimated liability amount: future timing and amounts of net product revenues, estimated probabilities of success based on a stage of product development and the discount rate.

Stock-Based Compensation Expense

Kalaris measures stock-based awards made to employees and non-employees based on the estimated fair value of the awards as of the grant date using the Black-Scholes option-pricing model. The model requires management to make a number of assumptions including common stock fair value, expected volatility, expected term, risk-free interest rate and expected dividend yield.

Fair Value of Common Stock. See the subsection titled “Determination of Fair Value of Common Stock” below.

Expected Volatility – Expected volatility is estimated by studying the volatility of the prices of shares of common stock of comparable public companies for similar terms. Kalaris will continue to apply this process until enough historical information regarding the volatility of Kalaris’ stock price becomes available.

Expected Term – Expected term represents the period that Kalaris’ stock-based awards are expected to be outstanding and is determined using the simplified method.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero-coupon bonds issued in effect at the time of grant for periods corresponding with the expected term of the option.

Expected Dividend – The Black-Scholes valuation model calls for a single expected dividend yield as an input. To date, Kalaris has not declared or paid any dividends and it does not expect to declare or pay any dividends in the future.

Significant changes in estimated fair value of common stock, expected volatility and expected term would significantly impact recognized stock-based compensation expense amounts. The intrinsic value of all outstanding stock options as of September 30, 2024 was approximately $12.7 million, based on the fair value of $2.39 per share of Kalaris common stock, of which approximately $1.9 million related to vested stock options, and approximately $10.8 million related to unvested stock options.

Determination of Fair Value of Common Stock

The estimated fair value of Kalaris common stock underlying its stock-based awards has been determined by Kalaris’ board of directors as of each option grant date with input from management, considering Kalaris’ most recently available third-party valuations of common stock and Kalaris’ board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

Prior to December 31, 2023, Kalaris management determined the Option Pricing Method (“OPM”) method, primarily the OPM backsolve methodology, was the most appropriate method for determining the fair value of Kalaris common stock based on its stage of development and other relevant factors. Within the OPM framework, the backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account Kalaris’ capital structure and the rights, preferences and privileges of each class of stock, then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility, and risk-free rate). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, the board of directors also considered that the stockholders could not freely trade the common stock in the public markets. Accordingly, Kalaris management applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations performed after December 31, 2023 in accordance with the Practice Aid, Kalaris utilized the hybrid method for determining the fair value of Kalaris common stock based on its stage of development and other relevant factors. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for Kalaris, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

In addition to considering the results of independent third-party valuations, Kalaris’ board of directors considered various objective and subjective factors to determine the fair value of common stock as of each grant date, including:

•

the prices at which Kalaris sold shares of its preferred stock and the superior rights, preferences and privileges of Kalaris’ preferred stock relative to those of its common stock at the time of each grant;

•	the progress of Kalaris’ research and development activities, including the status of preclinical studies and clinical trials;

•	the stage of Kalaris’ development and its business strategy, and material risks related to its business;

•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;

•	the competitive landscape for Kalaris;

•	Kalaris’ financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for Kalaris’ common stock and its redeemable convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of Kalaris, given prevailing market conditions; and

•	general economic conditions.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if Kalaris had used significantly different assumptions or estimates, the fair value of its common stock and Kalaris’ stock-based compensation expense could be materially different.

Following the completion of the Merger, it is no longer necessary for Kalaris’ board of directors to estimate the fair value of Kalaris’ common stock in connection with its accounting for granted stock options and other equity awards Kalaris may grant, as the fair value of its common stock will be based on the quoted market price of its common stock.

Internal Control Over Financial Reporting

Kalaris has identified material weaknesses in its internal control over financial reporting as of December 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis.

Kalaris did not fully maintain components of the Committee of Sponsoring Organizations of the Treadway Commission framework, including elements of the control environment, risk assessment, monitoring activities, information and communication, and control activities components, relating to: (i) Kalaris’ commitment to attract, develop, and retain competent individuals; (ii) identifying, assessing, and communicating appropriate internal control objectives, (iii) identifying and analyzing risks to achieve these objectives; (iv) selecting, developing, and performing ongoing evaluations to ascertain whether the components of internal controls are present and functioning; (v) communicating accurate information internally and externally, including providing information pursuant to objectives, responsibilities, and functions of internal control; (vi) selecting and developing control activities that contribute to the mitigation of risks and support achievement of objectives and (vii) deploying control activities through policies that establish what is expected and procedures that put policies into action.

These material weaknesses could result in a misstatement of substantially all of Kalaris’ accounts or disclosures that would result in a material misstatement of Kalaris’ annual or interim financial statements that would not be prevented or detected.

To remediate these material weaknesses, Kalaris is actively recruiting additional accounting personnel with appropriate experience, certification, education and training. Kalaris is in the process of implementing additional measures and risk assessment procedures designed to improve Kalaris’ disclosure controls and procedures and internal control over financial reporting to address the underlying causes of these material weaknesses, including the implementation of appropriate segregation of duties, formalization of accounting policies and controls, and implementation of accounting systems to automate manual processes. Kalaris has engaged financial consultants to assist with the implementation of internal controls over financial reporting and are actively recruiting an audit committee financial expert. To the extent that Kalaris is not able to hire and retain such individuals or is unable to successfully design and implement such controls, the material weaknesses identified may not be remediated and management may be required to record additional adjustments to its financial statements in the future or otherwise not be able to produce timely or accurate financial statements. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above, the controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are effective. These remediation measures will be time-consuming and require financial and operational resources. Kalaris’ failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause it to fail to meet its reporting obligations.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

The combined company’s board of directors will initially be fixed at nine members, consisting of six directors designated by Kalaris, two directors designated by AlloVir and one director who will be mutually agreed upon by AlloVir and Kalaris. The staggered structure of the current AlloVir board of directors will remain in place for the combined company’s board of directors following the completion of the merger.

The following table sets forth the name, age as of January 15, 2025 and position of each of the individuals who are expected to serve as executive officers and directors of the combined company.

Name	Age	Position
Executive Officers
Andrew Oxtoby	51	President and Chief Executive Officer, Director
Jeffrey Nau, Ph.D.	49	Chief Operating Officer
Non-Employee Directors
Anthony Adamis, M.D.	66	Director
Srinivas Akkaraju, M.D., Ph.D.	56	Director
Michael Dybbs, Ph.D.	50	Director
Morana Jovan-Embiricos	57	Director
Napoleone Ferrara, M.D.	68	Director
David Hallal	58	Chairman of the Board
Samir Patel, M.D.	64	Director

While AlloVir and Kalaris have commenced a search for a chief financial officer of the combined company, the combined company does not expect to have a chief financial officer immediately following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired.

Executive Officers

Andrew Oxtoby has served as Kalaris’ President and Chief Executive Officer and as a member of the Kalaris board of directors since March 2024. Prior to joining Kalaris, Mr. Oxtoby served as chief commercial officer of Chinook Therapeutics, a biotechnology company that was acquired by Novartis AG, from February 2023 to September 2023. Prior to that, Mr. Oxtoby served as president and chief executive officer of Aimmune Therapeutics, Inc., a biotechnology company, following their acquisition by Nestle Health Science, from October 2020 to December 2022, and as its chief commercial officer from January 2019 to September 2020 prior to the company’s acquisition. Prior to that, Mr. Oxtoby spent 16 years at Eli Lily & Co, a pharmaceutical company, where he held various leadership positions, including most recently as vice president of U.S. Connected Care & Insulins from May 2018 to December 2018. Mr. Oxtoby received a B.S. in Mechanical Engineering from Purdue University and a M.B.A. from Harvard Business School. Kalaris believes that Mr. Oxtoby is qualified to serve as a member of the combined company’s board of directors due to his extensive knowledge of Kalaris based on his current role as its President and Chief Executive Officer, as well as his significant biopharmaceutical industry and management experience.

Jeffrey Nau, Ph.D. has served as Kalaris’ Chief Operating Officer since April 2024. Prior to joining Kalaris, Dr. Nau served as president of the Eye Care Division at Viatris Inc., a global healthcare company, from January 2023 to January 2024. Prior to that, Dr. Nau served as Chief Executive Officer and a member of the board of directors of Oyster Point Pharma, Inc., a biopharmaceutical company that was acquired by Viatris Inc., from March 2017 to January 2023. Before joining Oyster Point Pharma, Inc., Dr. Nau held various leadership positions across several pharmaceutical, medical device, and biotechnology companies, including Ophthotech Corporation and Genentech, Inc. (now a wholly owned member of the Roche Group). Dr. Nau received a B.S. in Biology from Stony Brook University, a Masters of Medical Science from Drexel University College of Medicine and a Ph.D. in Public Health and Epidemiology from Walden University.

Non-Employee Directors

Anthony Adamis, M.D. has served as a member of the Kalaris board of directors since November 2021. Dr. Adamis served as the co-founder and director for Eyebiotech Limited, a privately held ophthalmology biotechnology company that was acquired by Merck & Co., Inc., from August 2021 to July 2024, where he also served as its chief scientific officer from August 2022 to July 2024. Prior to EyeBiotech Limited, Dr. Adamis served as co-founder, and chief medical officer at Aiolos Bio, Inc., a biopharmaceutical company that was acquired by GSK plc, from April 2023 to January 2024, and he served as the chief executive officer and chief medical officer at Tier1 Bio Ltd., a private biotechnology company, from January 2022 to March 2023. Dr. Adamis serves as a director of Spiral Therapeutics, Inc, a privately held non-ophthalmic biotechnology company since October 2021 and as a director for the RD Fund, the venture arm of the Foundation Fighting Blindness since October 2021. Previously, Dr Adamis served as a director for EyePoint Pharmaceuticals, Inc. from June 2022 to September 2024 and as a director for Gyroscope Therapeutics Holdings plc, a clinical-stage gene therapy company focused on diseases of the eye, from 2021 until its acquisition by Novartis in 2022. He also served as vice president and senior vice president of Development at Genentech, Inc. (now a wholly owned member of the Roche Group) from 2009 to 2021. He is best known for his co-discovery of the central role of vascular endothelial growth factor (VEGF) in two leading causes of blindness: neovascular age-related macular degeneration (nAMD) and diabetic retinopathy. Conducted at Harvard in the 1990s, this research led to Dr. Adamis’ shared receipt of the Antonio Champalimaud Award, the highest honor in vision science, and to his election to the National Academy of Medicine. Over the course of his career, Dr. Adamis has helped develop 20 medicines across 30 indications, resulting in seven FDA Breakthrough Designations and 32 FDA approvals. Dr. Adamis received his M.D. from the University of Chicago, his ophthalmology training at the University of Michigan, and his fellowship training at Harvard University. Dr. Adamis completed his research training in vascular biology with Judah Folkman, M.D., at Boston Children’s Hospital. Kalaris believes Dr. Adamis is qualified to serve as a member of the combined company’s board of directors due to his extensive leadership experience, his extensive experience in ophthalmology and in the life sciences industry, and his extensive service on the board of other public and private life sciences companies.

Srinivas Akkaraju, M.D., Ph.D. has served as a member of the Kalaris board of directors since September 2019. Dr. Akkaraju has been a founder and managing general partner at Samsara LP, a venture capital firm, since March 2017. Previously, from April 2013 to February 2016, he served as a general partner of Sofinnova Ventures. From January 2009 until April 2013, he served as managing director of New Leaf Venture Partners. He also previously served as a managing director at Panorama Capital, LLC, a private equity firm. Prior to co-founding Panorama Capital, he was with J.P. Morgan Partners, which he joined in 2001 and of which he became a partner in 2005. From October 1998 to April 2001, he was in Business and Corporate Development at Genentech, Inc. (now a wholly owned member of The Roche Group), a biotechnology company, most recently as senior manager. Dr. Akkaraju has been a member of the Board of Directors for vTv Therapeutics, Inc., since February 2024, Scholar Rock, since July 2022, Mineralys Therapeutics, Inc., since January 2021 and Alumis, Inc., since January 2021. Dr. Akkaraju previously served as director of Chinook Therapeutics, Inc., from October 2020 to August 2023, Syros Pharmaceuticals from June 2017 to November 2024, Intercept Pharmaceuticals, Inc., from October 2012 to November 2023, Jiya Acquisition Corp., from November 2020 to November 2022, Seattle Genetics, Inc. (now, Seagen Inc.), from July 2003 to August 2020, and Principia Biopharma, Inc. from February 2011 to June 2019. Dr. Akkaraju was a graduate student at Stanford University, where he received his M.D. and a Ph.D. in Immunology from Stanford University. He received his undergraduate degrees in Biochemistry and Computer Science from Rice University. Kalaris believes Dr. Akkaraju is qualified to serve as a member of the combined company’s board of directors due to his strong scientific background and extensive experience in private equity and venture capital investing.

Michael Dybbs, Ph.D. has served as a member of the Kalaris board of directors since March 2022. Dr. Dybbs is currently a partner at Samsara LP, where he has worked since March 2017. Prior to joining Samsara LP, Dr. Dybbs was a partner at New Leaf Venture Partners, where he worked from May 2009 until September 2016. Before joining New Leaf Venture Partners, Dr. Dybbs was a principal at the Boston Consulting Group from August 2005 to May 2009. Dr. Dybbs has served as a member of the Sutro Biopharma, Inc. board of directors since July 2018. He also serves on the board of directors of Nkarta, Inc., a public clinical-stage biopharmaceutical company, since August 2019, and on the boards of directors of several private companies. Dr. Dybbs previously served on the boards of directors of Versartis, Inc., Dimension Therapeutics, Inc., and multiple private companies. Dr. Dybbs received an A.B. in Biochemical Sciences from Harvard College and a Ph.D. in Molecular Biology from University of California, Berkeley, where he was awarded a Howard Hughes Medical Institute fellowship. Kalaris believes that Dr. Dybbs is qualified to serve as a member of the combined company’s board of directors due to his experience in the life sciences industry and the venture capital industry, and his leadership and management experience.

Napoleone Ferrara, M.D. has served as a member of the Kalaris board of directors since September 2019. Dr. Ferrara has served as a consultant of Kalaris since 2021. Dr. Ferrara previously served as a director of DelMar Pharmaceuticals, Inc. (now Kintara Therapeutics, Inc.) from June 2018 to August 2020 and as a director of Tuhura Biosciences, Inc., a public immuno-oncology company, from June 2018 to August 2020. Since January 2013 he has served as a professor of pathology and since July 2014 as an adjunct professor of ophthalmology and pharmacology at the University of California, San Diego. Previously, Dr. Ferrara held increasingly senior positions at Genentech, Inc. (now a wholly owned member of The Roche Group), over a 24-year period, including fellow, staff scientist and senior scientist. He is a pioneer in the study of angiogenesis biology and identification of its regulators. Dr. Ferrara’s lab is responsible for discovering the isolation and cDNA cloning of VEGF and demonstrated that VEGF was a major mediator of tumor angiogenesis leading to the development of Avastin® (bevacizumab). Additionally, his lab’s studies led to the clinical development of an anti-VEGF antibody fragment, Lucentis® (ranibizumab), as a highly effective therapy preventing vision loss in intraocular neovascular disorders. Dr. Ferrara has been the recipient of over 60 awards/honors, given more than 300 presentations, authored over 70 patents, and written more than 300 articles, reviews/editorials and published book chapters. Dr. Ferrara is a member of the National Academy of Sciences and the National Academy of Medicine, USA. He received his fellowship training and postdoctoral research from the University of California, San Francisco, his M.D. (cum laude) and residency training from the University of Catania Medical School, and his Maturita’ Classica from Liceo Classico Mario Cutelli. Kalaris believes Dr. Ferrara is qualified to serve as a member of the combined company’s board of directors due to his medical training and extensive knowledge and experience in the fields of ophthalmology, pharmacology and angiogenesis.

David Hallal has served as executive chairman of AlloVir since May 2021 and previously served as AlloVir’s chief executive officer and chairman from September 2018 to May 2021. Mr. Hallal has served as chairman, chief executive officer and co-founder of ElevateBio LLC, a cell and gene therapy company, which he co-founded, since December 2017. Mr. Hallal serves as the chairman of the board of directors of Scholar Rock Holding Corp., a public late-stage biopharmaceutical company, and iTeos Therapeutics SA, a public clinical-stage biopharmaceutical company, and as a member of the board of directors of Seer Biosciences, Inc., a public life sciences company. Prior to that, from June 2006 to December 2016, Mr. Hallal served in executive roles of increasing responsibility at Alexion Pharmaceuticals, Inc. (“Alexion”), most recently serving as chief executive officer and a board member. Prior to his role as chief executive officer, Mr. Hallal served Alexion as chief operating officer and director as well head of commercial operations. Prior to Alexion, from 2004 to 2006, Mr. Hallal served as vice president of sales for OSI Eyetech, Inc. From 2002 to 2004, Mr. Hallal served as head of sales at Biogen Inc. From 1992 to 2002, Mr. Hallal held various leadership roles at Amgen Inc. From 1988 to 1992, Mr. Hallal began his pharmaceutical career at The Upjohn Company as a sales representative. Mr. Hallal holds a B.A. in Psychology from the University of New Hampshire. Kalaris believes that Mr. Hallal is qualified to serve as a member of the combined company’s board of directors due to his experience as an executive at numerous pharmaceutical companies.

Morana Jovan-Embiricos, Ph.D. has served as a member of AlloVir’s board of directors since May 2019. In 2003, Dr. Jovan co-founded F2 Ventures, a biotech venture capital platform, and has since served as its Managing Partner. Prior to joining F2 Ventures, Dr. Jovan was a partner at MPM Capital from July 2000 to July 2005. Dr. Jovan currently serves on the boards of directors of several private companies, and previously served on the board of directors at Cullinan Oncology, a clinical-stage biopharmaceutical company, from March 2017 to December 2021, and TCR2 Therapeutics, a clinical-stage biotechnology company, from October 2015 to May 2019. Dr. Jovan received her Ph.D. in biophysical chemistry from the University of Cambridge and was a post-doctoral fellow at Harvard University. Kalaris believes Dr. Jovan is qualified to serve as a member of the combined company’s board of directors because of her scientific background and experience in the venture capital industry.

Samir Patel, M.D. has served as a member of the Kalaris board of directors since September 2019. Dr. Patel is a co-founder of Kalaris and has served as executive chairman since 2019. Previously, Dr. Patel was a co-founder and President of Ophthotech Corporation (later known as IVERIC bio, Inc.), a biopharmaceutical company specializing in retinal disease, from January 2007 to January 2017. Dr. Patel also served as the chief executive officer of Ophthotech Corporation from January 2007 to April 2013. At Ophthotech Corporation, Dr. Patel was responsible for in-licensing IZERVAY™ (eventually FDA approved for Geographic Atrophy, a dry form of AMD). Prior to Ophthotech Corporation, Dr. Patel was the co-founder and Director of Eyetech Pharmaceuticals, Inc., and served as the Chief Medical Officer, until its acquisition by OSI Pharmaceuticals, Inc. in 2005. Dr. Patel has previously served on the board of directors of Eyetech Pharmaceuticals, Inc., Kiora Pharmaceuticals, Inc. (formerly EyeGate Pharmaceuticals, Inc.) and Mimetogen Pharmaceuticals, Inc. and was on the scientific advisory board of Aerie Pharmaceuticals, Inc. Dr. Patel received a B.A. from Boston University. He received his medical degree from the University of Massachusetts Medical School and ophthalmology training from the University of Chicago. Dr. Patel received his training in retinal surgery from the Massachusetts Eye and Ear Infirmary at Harvard Medical School. Kalaris believes Dr. Patel is qualified to serve as a member of the combined company’s board of directors due to his medical training and extensive knowledge and leadership experience in the field of ophthalmology.

Director Independence

Controlled Company

The combined company will qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors; the requirement that director nominations be made, or recommended to the full board of directors, by independent directors or by a nominating committee that is composed entirely of independent directors; and the requirement to have a compensation committee that is composed entirely of independent directors.

It is the combined company’s intention to rely on certain of these exemptions after the closing of the merger. As a result, the combined company’s compensation committee and nominating and corporate governance committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance standards of Nasdaq. See “Risk Factors—Samsara LP, Kalaris’ principal stockholder, beneficially owns greater than 50% of Kalaris’ outstanding shares of capital stock and is expected to own greater than 50% of the combined company’s capital stock following the closing of the merger, which will cause the combined company to be deemed a “controlled company” under the rules of Nasdaq.”

Composition of the Board of Directors

The AlloVir board of directors currently consists of nine members divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger, with Class I directors holding terms expiring at the 2027 annual meeting of stockholders, Class II directors holding terms expiring at the 2025 annual meeting of stockholders and Class III directors holding terms expiring at the 2026 annual meeting of stockholders. It is anticipated that the following directors will be appointed to classes of the combined company board of directors following the completion of the merger as follows: Anthony Adamis, M.D., Michael Dybbs, Ph.D. and Morana Jovan-Embiricos, Ph.D. are expected to be Class I directors; Andrew Oxtoby and Srinivas Akkaraju, M.D., Ph.D. are expected to be Class II directors; and Napoleone Ferrara, M.D., David Hallal and Samir Patel, M.D. are expected to be Class III directors. There is currently one vacancy on the combined company’s board of directors, which director is to be mutually agreed upon by both AlloVir and Kalaris if selected prior to the closing of the merger or to be selected by the combined company if such director is selected following the closing of the merger, which director is expected to be a Class II director.

Committees of the Board of Directors Following the Merger

The AlloVir board of directors has an established audit committee, compensation committee, and nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the AlloVir board of directors. After completion of the merger, the combined company’s board of directors will continue to have such standing committees. Because the combined company will be a “controlled company” under the corporate governance standards of Nasdaq, the combined company is not required to have a compensation committee composed of independent directors or a nominating and corporate governance committee composed of independent directors.

Audit Committee

The responsibilities of the AlloVir audit committee include:

•	appointing, approving the compensation of, and assessing the independence of AlloVir’s independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by AlloVir’s independent registered public accounting firm;

•	reviewing the overall audit plan with AlloVir’s independent registered public accounting firm and members of management responsible for preparing AlloVir’s financial statements;

•

reviewing and discussing with management and AlloVir’s independent registered public accounting firm AlloVir’s annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by AlloVir;

•	coordinating the oversight and reviewing the adequacy of AlloVir’s internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and AlloVir’s independent registered public accounting firm whether AlloVir’s audited financial statements shall be included in AlloVir’s Annual Report on Form 10-K;

•	monitoring the integrity of AlloVir’s financial statements and AlloVir’s compliance with legal and regulatory requirements as they relate to AlloVir’s financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in AlloVir’s annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the audit committee and the initial members of the audit committee are expected to be Anthony Adamis, M.D. and Morana Jovan-Embiricos, Ph.D. each of whom are “financially literate” under the listing standards of Nasdaq. It is expected that the director selected to fill the vacancy on the combined company’s board of directors will also serve on the audit committee and will be “financially literate” under the listing standards of Nasdaq, and it is further expected that such director will be the chair of the audit committee and qualify as an “audit committee financial expert” under the rules of the SEC. If a director is not selected to fill the vacancy on the combined company’s board of directors prior to the closing of the merger, it is expected that David Hallal, who is “financially literate” under the listing standards of Nasdaq and qualifies as an “audit committee financial expert” under the rules of the SEC, will serve on the audit committee and will be the chair of the audit committee until such time as a director is selected. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, not have participated in the preparation of the financial statements of the combined company or any of its subsidiaries at any time during the past three years, and not be an affiliated person of the combined company. AlloVir and Kalaris expect that, following the completion of the merger, the composition of the audit committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

The responsibilities of the AlloVir compensation committee include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of AlloVir’s chief executive officer;

•

evaluating the performance of AlloVir’s chief executive officer in light of such corporate goals and objectives and based on such evaluation recommending to the board of directors for determination the equity and non-equity compensation of AlloVir’s chief executive officer;

•	determining and approving the equity and non-equity compensation of AlloVir’s other executive officers;

•	reviewing and establishing AlloVir’s overall management compensation, philosophy and policy;

•	overseeing and administering AlloVir’s compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

•	retaining and approving the compensation of any compensation advisors;

•	reviewing and making recommendations to AlloVir’s board of directors about AlloVir’s policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to AlloVir’s board of directors about director compensation;

•	preparing the compensation committee report required by SEC rules, if and when required, to be included in AlloVir’s proxy statement; and

•	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee and the initial members of the compensation committee are expected to be Michael Dybbs, David Hallal and Samir Patel. Mr. Dybbs is expected to be the chair of the compensation committee.

Nominating and Corporate Governance Committee

The responsibilities of the AlloVir nominating and corporate governance committee include:

•	developing and recommending to the AlloVir board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of the AlloVir board of directors;

•	recommending to the AlloVir board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the AlloVir board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of AlloVir’s board of directors and management.

The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the nominating and corporate governance committee and the initial members of the nominating and corporate governance committee are expected to be Srinivas Akkaraju, M.D., Ph.D., Napoleone Ferrara, M.D. and David Hallal. Dr. Akkaraju is expected to be chair of the nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

In connection with the closing of the merger, the combined company’s board of directors is expected to select members of the compensation committee. None of the proposed executive officers of the combined company serve, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following completion of the merger.

Director Compensation

Prior to the merger, Kalaris did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors, nor did any non-employee director receive any compensation for serving on Kalaris’ board of directors. For information on the compensation paid to directors of Kalaris, see the section entitled “Kalaris Executive and Director Compensation—Kalaris Director Compensation” beginning on page 271 of this proxy statement/prospectus.

In connection with the closing of the merger and the transition of the board of directors, the combined company expects to evaluate AlloVir’s director compensation practices and finalize the combined company’s non-employee director compensation program, pursuant to which non-employee directors will be eligible to receive compensation for service on the board of directors of the combined company and its committees. The board of directors of the combined company expects to review director compensation periodically to ensure that director compensation remains competitive such that the combined company is able to recruit and retain qualified directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with AlloVir’s and Kalaris’ directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Kalaris Executive Compensation” and “AlloVir Executive Compensation,” the following is a description of each transaction involving AlloVir since January 1, 2022, each transaction involving Kalaris since January 1, 2022 and each currently proposed transaction in which:

•	either AlloVir or Kalaris has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of AlloVir’s or Kalaris’ total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of AlloVir’s or Kalaris’ directors, executive officers or holders of more than 5% of AlloVir’s or Kalaris’ capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

AlloVir Transactions

Other than the compensation agreements and other arrangements described in “AlloVir Executive Compensation” and “AlloVir Director Compensation” beginning on pages 252 and 260, respectively, in this proxy statement/prospectus and the relationships and transactions described below, since January 1, 2022, there was no transaction or series of transactions to which AlloVir was or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than five percent of AlloVir capital stock or any member of their immediate families had or will have a direct or indirect material interest.

Sales of Securities

On July 26, 2022, AlloVir entered into a Securities Purchase Agreement (the “securities purchase agreement”), with certain investors, including some of AlloVir’s 5% stockholders and entities affiliated with AlloVir’s directors, for aggregate net proceeds of $126.4 million after deducting offering costs of $0.2 million. Pursuant to the terms of the securities purchase agreement, AlloVir issued and sold to the investors in a registered direct offering an aggregate of 1,193,830 shares of AlloVir’s common stock, par value $0.0001 per share, at a purchase price of $106.03 per share.

Amended and Restated Investors’ Rights Agreement

In May 2019, AlloVir entered into an amended and restated investors’ rights agreement with holders of AlloVir’s preferred stock, including some of AlloVir’s 5% stockholders and entities affiliated with AlloVir’s directors. The investor rights agreement provides these holders the right to demand that AlloVir files a registration statement or request that their shares be covered by a registration statement that AlloVir is otherwise filing. AlloVir’s amended and restated investors’ rights agreement is expected to be terminated in connection with the closing.

Agreements and Transactions with 5% Stockholders and Their Affiliates

Shared Services Agreements with ElevateBio

AlloVir has entered into a shared services agreement, dated as of March 20, 2020 (the “shared services agreement”), with ElevateBio, a holder of more than 5% of its voting securities, that provides for ongoing services to AlloVir in areas such as accounting operations, public relations, information technology, human resources and administration management, finance and risk management, marketing services, facilities, procurement and travel, and corporate development and strategy. AlloVir also has a statement of work to receive manufacturing and project management consulting services from ElevateBio. During the years ended December 31, 2023 and 2022, AlloVir incurred an aggregate of $2.6 million and $3.5 million, respectively, of expenses related to services provided to AlloVir by ElevateBio and its affiliates. The shared services agreement terminated effective May 1, 2024.

Development and Manufacturing Services Agreement with ElevateBio BaseCamp

AlloVir is party to a development and manufacturing services agreement (the “BaseCamp agreement”), with BaseCamp, pursuant to which BaseCamp provides AlloVir products and services that AlloVir uses in its laboratory operations, including consulting services, project management services, quality control services and cGMP drug product manufacturing.

Basecamp is owned by ElevateBio which is an investor in AlloVir. The Chief Financial Officer of ElevateBio currently serves in a similar management role with AlloVir. In May 2021, Diana M. Brainard, M.D. succeeded David Hallal, ElevateBio’s Chief Executive Officer, as AlloVir’s Chief Executive Officer. Mr. Hallal currently serves as Executive Chairman of the AlloVir board of directors. Vikas Sinha, Chief Executive Officer, President and Chief Financial Officer, also serves as the Chief Financial Officer of ElevateBio. In addition to Mr. Hallal and Mr. Sinha, Morana Jovan-Embiricos, a director of the AlloVir board of directors, also serves as a director of the board of directors of ElevateBio.

During the term of the BaseCamp agreement, AlloVir and BaseCamp may prepare work orders setting forth any products or services to be provided by BaseCamp. Such work orders include applicable specifications, deliverables, timelines, fees and payment schedule. Each work order must be agreed to and signed by both AlloVir and BaseCamp, and neither party is obligated to enter into any work order during the term of the agreement. A work order may only be modified by the mutual agreement of both parties.

AlloVir and BaseCamp will each retain sole rights to their respective existing intellectual property used in the provision of goods and services under the BaseCamp agreement. To the extent that new technologies or discoveries are conceived during the course of the BaseCamp agreement, such technologies or discoveries will be assigned to the party from whose intellectual property such technologies or discoveries were derived. Jointly-derived technologies or discoveries will be jointly owned by BaseCamp and us.

The initial term of the BaseCamp agreement continues until the later of January 2024 and the date when all services under all work orders have been completed. All services under all work orders have been completed and the BaseCamp agreement expired on January 1, 2024.

Consulting Agreement with David Hallal

On July 21, 2021, AlloVir entered into a consulting agreement with David Hallal, AlloVir’s Executive Chairman and former Chief Executive Officer. Pursuant to the consulting agreement, Mr. Hallal provided leadership and transition and strategic consulting services to AlloVir’s chief executive officer and leadership team. The consulting agreement expired on May 17, 2022. Pursuant to the consulting agreement, AlloVir agreed to pay Mr. Hallal a consulting fee at an annual rate of $100,000, payable quarterly. Mr. Hallal was also entitled to reimbursement for expenses incurred in the course of rendering services under the consulting agreement.

Services Agreement with Marker Therapeutics

AlloVir is party to a services agreement (the “Marker agreement”), with Marker Therapeutics, Inc. (“Marker”), pursuant to which Marker provides AlloVir with development services. Juan Vera, a current director and former executive officer of AlloVir, is co-founder, director and chief development officer of Marker. During the term of the Marker agreement, AlloVir and Marker may prepare work orders setting forth services to be provided by Marker. In June 2023, CellReady LLC acquired certain manufacturing assets previously owned by Marker, and inherited the service agreement that AlloVir previously maintained with Marker. During the year ended December 31, 2023, AlloVir incurred $0.5 million of expenses under the Marker agreement.

Indemnification Agreements

AlloVir has entered into agreements to indemnify AlloVir’s directors and executive officers. These agreements, among other things, require AlloVir to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in AlloVir’s right, on account of any services undertaken by such person on behalf of AlloVir or that person’s status as a member of AlloVir’s board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

AlloVir’s board of directors reviews and approves transactions with directors, officers and holders of 5% or more of AlloVir’s voting securities and their affiliates, each a related party. Prior to AlloVir’s initial public offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to its board of directors prior to their consideration of such transaction, and the transaction was not considered approved by AlloVir’s board of directors unless a majority of the directors who were not interested in the transaction approved the transaction. Further, when stockholders were entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the stockholders, who were asked to approve the transaction in good faith.

In connection with AlloVir’s initial public offering, AlloVir adopted a written related party transactions policy that such transactions must be approved by its audit committee. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between AlloVir and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. In reviewing any related person transaction, the audit committee will take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to AlloVir than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances, and the extent of the related person’s interest in the related person transaction. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of AlloVir’s common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Kalaris Transactions

Issuances of Kalaris Securities

December 2021 Financing

In December 2021, Kalaris issued to Samsara BioCapital, L.P. (“Samsara LP”), a convertible promissory note (the “December 2021 Note”), with an aggregate principal amount of up to $2,000,000, all of which was advanced to Kalaris on December 29, 2021. The December 2021 Note accrued interest on the principal amount at an interest rate of 2.0% per annum. In connection with Kalaris’ Series A preferred stock financing in March 2022, all outstanding principal and accrued interest under the December 2021 Note converted into an aggregate of 2,500,000 shares of Series A preferred stock, $0.00001 per share, of Kalaris (the “Kalaris Series A preferred stock”), at a price per share equal to $0.80.

Samsara LP beneficially owns more than 5% of Kalaris’ outstanding capital stock. Srinivas Akkaraju and Michael Dybbs (the “Samsara Directors”) are each a member of the Kalaris board of directors, and (i) Dr. Akkaraju is the Founder and managing member of Samsara BioCapital GP, LLC (“Samsara LLC”), the managing General Partner of Samsara LP, and is deemed to beneficially own greater than 5% of the outstanding capital stock of Kalaris, and (ii) Dr. Dybbs is a Founder and limited partner of Samsara LP. Kourous Rezaei is also a limited partner of Samsara LP. Samsara LP held a greater than 5% beneficial ownership interest in Kalaris at the time of the December 2021 financing and each of the other financings described below. See section entitled “Principal Stockholders of Kalaris” beginning on page 445 of this proxy statement/prospectus for additional information about shares held by Samsara LP.

Series A Preferred Stock Financing

In March 2022, May 2022, June 2022 and August 2022, Kalaris (i) issued and sold an aggregate of 8,500,000 shares of Kalaris Series A preferred stock at a purchase price of $1.00 per share, for aggregate gross proceeds of $8.5 million, and (ii) issued an aggregate of 16,694,245 shares of Kalaris Series A preferred stock upon the conversion of outstanding Kalaris convertible notes, including the December 2021 Note, with an aggregate value of approximately $13.4 million, including the outstanding aggregate principle amount and accrued interest, at a conversion price of $0.80 per share.

The following table sets forth the aggregate number of shares of Kalaris Series A preferred stock that were issued to Kalaris directors, executive officers and holders of more than 5% of Kalaris voting securities and their affiliates in the transaction and the aggregate amount of consideration for such shares:

Purchaser	Shares of Kalaris Series A Preferred Stock Issued Upon Conversion of Convertible Notes	Principal and Accrued Interest of Convertible Notes ($)	Shares of Kalaris Series A Preferred Stock Purchased for Cash	Total Cash Purchase Price ($)
Samsara BioCapital, L.P.(1)	16,694,245	$13,355,397.26	8,000,000	$8,000,000
S&S New Hampshire Trust(2)	—	—	500,000	$500,000

(1)

Samsara LP beneficially owns more than 5% of Kalaris’ outstanding capital stock. The Samsara Directors are each a member of the Kalaris board of directors, and (i) Dr. Akkaraju is the Founder and managing member of Samsara LLC, the managing General Partner of Samsara LP, and is deemed to beneficially own greater than 5% of the outstanding capital stock of Kalaris, and (ii) Dr. Dybbs is a Founder and limited partner of Samsara LP. Kourous Rezaei is also a limited partner of Samsara LP.

(2)	Samir Patel may be deemed to beneficially own the shares held by the S&S New Hampshire Trust and is a member of Kalaris’ board of directors.

December 2022 Financing

In December 2022, Kalaris issued to Samsara LP a convertible promissory note (the “December 2022 note”), with an aggregate principal amount of up to $6.5 million, of which $3.5 million was initially advanced to Kalaris on December 16, 2022, and the remaining $3.0 million was subsequently advanced to Kalaris on February 24, 2023. The December 2022 note accrued interest on the initial advance and the subsequent advance commencing on the date of each such advance, at an interest rate of 8.0% per annum. In connection with Kalaris’ Series B preferred stock financing in October 2023, all outstanding principal and accrued interest under the December 2022 note converted into an aggregate of 6,865,698 shares of Series B-1 preferred stock, $0.00001 par value per share, of Kalaris (the “Kalaris Series B-1 preferred stock”), at a price per share equal to $1.00.

May 2023 Financing

In May 2023, Kalaris issued to Samsara LP a convertible promissory note (the “May 2023 note”), with an aggregate principal amount of up to $6.0 million, of which $3.0 million was initially advanced to Kalaris on May 15, 2023. The May 2023 note accrued interest on the initial advance commencing on the date of such advance, at an interest rate of 8.0% per annum. In connection with Kalaris’ Series B preferred stock financing in October 2023, all outstanding principal and accrued interest under the May 2023 note converted into an aggregate of 3,091,397 shares of Kalaris Series B-1 preferred stock at a price per share equal to $1.00.

SAFE Financing

In August 2023, Kalaris issued to Samsara LP a Simple Agreement for Future Equity with an aggregate principal amount of $1.5 million (the “SAFE”). In connection with Kalaris’ Series B preferred stock financing in October 2023, the SAFE converted into an aggregate of 1,200,000 shares of Series B-2 preferred stock, $0.00001 par value per share, of Kalaris (the “Kalaris Series B-2 preferred stock”, and together with Kalaris Series B-1 preferred stock, the “Kalaris Series B preferred stock”), at a price per share equal to $1.25.

Series B Preferred Stock Financing

In October 2023 and January 2024, Kalaris (i) issued 9,957,095 shares of Series B-1 preferred stock upon conversion of outstanding Kalaris convertible notes, including the December 2022 note and the May 2023 note, with an aggregate principal amount of approximately $9.5 million, at a conversion price of $1.00 per share, (ii) issued and sold 6,800,000 shares of Series B-2 preferred stock at a purchase price of $1.25 per share, for aggregate gross proceeds of $8.5 million, and (iii) issued 1,200,000 shares of Kalaris Series B-2 preferred stock upon conversion of the SAFE at a conversion price of $1.25 per share.

The following table sets forth the aggregate number of shares of Kalaris Series B-1 preferred stock and Kalaris Series B-2 preferred stock that were issued to Kalaris directors, executive officers and holders of more than 5% of Kalaris voting securities and their affiliates in the transaction and the aggregate amount of consideration for such shares:

Purchaser	Shares of Kalaris Series B-1 Preferred Stock Issued upon Conversion of Convertible Notes	Principal and Accrued Interest of Convertible Notes ($)	Shares of Kalaris Series B-2 Preferred Stock Purchased for Cash	Total Cash Purchase Price ($)	Shares of Kalaris Series B-2 Preferred Stock Issued upon Conversion of SAFE	Principal of SAFE Investment ($)
Samsara BioCapital, L.P.	9,957,095	$9,957,095	2,800,000	$3,500,000	1,200,000	$1,500,000
Thomas Elden 2021 Ajax Trust	—	—	720,000	$900,000	—	—

(1)

Samsara LP beneficially owns more than 5% of Kalaris’ outstanding capital stock. The Samsara Directors are each a member of the Kalaris board of directors, and (i) Dr. Akkaraju is the Founder and managing member of Samsara LLC, the managing General Partner of Samsara LP, and is deemed to beneficially own greater than 5% of the outstanding capital stock of Kalaris, and (ii) Dr. Dybbs is a Founder and limited partner of Samsara LP. Kourous Rezaei is also a limited partner of Samsara LP.

(2)

Dr. Patel serves as trustee of the Thomas Elden 2021 Ajax Trust (the “Ajax Trust”), and is a member of Kalaris’ board of directors and beneficially owns greater than 5% of the outstanding capital stock of Kalaris.

March 2024 Financing

In March 2024, Kalaris issued to Samsara LP a convertible promissory note (the “March 2024 note”), with an aggregate principal amount of $10.0 million, of which $5.0 million was initially advanced to Kalaris on March 12, 2024 and the remaining $5.0 million was subsequently advanced to Kalaris on May 28, 2024. The March 2024 note accrues interest on the initial advance and the subsequent advance commencing on the date of each such advance, at an interest rate of 10.0% per annum. Unless earlier converted or repaid, all outstanding principal and accrued interest under the March 2024 Note shall become due and payable upon demand by Samsara LP, at any time on or after March 12, 2025 (the “March 2024 maturity date”).

If Kalaris consummates a qualified financing (as defined in the March 2024 note) on or before the March 2024 maturity date, all outstanding principal and accrued interest under the March 2024 note will, concurrently with the closing of such qualified financing, convert into shares of preferred stock of Kalaris issued in such qualified financing. The number of shares of preferred stock to be issued to Samsara LP, as holder of the March 2024 note, shall be equal to the quotient of (i) such outstanding principal and accrued interest under the March 2024 note divided by (ii) eighty percent of the price per share paid for each share of preferred stock purchased by the investors in the qualified financing (other than through the conversion of the March 2024 note or any other convertible note). In addition, in the event of a change of control (as defined in the March 2024 Note) prior to the repayment or earlier conversion of the March 2024 note, all outstanding principal and accrued interest under the March 2024 note shall, immediately prior to such change of control and at the option of the holder, either (i) convert into shares of Series B-2 preferred stock at a price per share equal to 100% of the total aggregate consideration to be paid for each share of Kalaris’ capital stock on an as-converted to common stock basis as determined by the Kalaris board of directors in its sole discretion or (ii) become immediately due and payable immediately prior to the closing of such change of control at a rate of two times the outstanding principal and accrued interest under the March 2024 note.

If neither a qualified financing nor a change of control has been consummated on or before the March 2024 maturity date, or at any time at the option of Samsara LP, Samsara LP may elect to convert the outstanding principal and accrued interest under the March 2024 Note into shares of common stock of Kalaris at a price per share equal to the Series B-2 Conversion Price.

If Samsara LP does not elect to convert the outstanding principal and accrued interest under the March 2024 note into shares of Kalaris common stock at a price per share equal to the Series B-2 Conversion Price prior to the effective time, then the March 2024 note shall remain outstanding.

October 2024 Financing

In October 2024, Kalaris entered into a Note Purchase Agreement with Samsara LP (the “note purchase agreement”), pursuant to which Kalaris may issue notes in the aggregate principal amount of up to $25.0 million.

In October 2024, pursuant to the note purchase agreement, Kalaris issued to Samsara LP a convertible promissory note (the “Samsara October 2024 note”), with an aggregate principal amount of $8,957,159. We refer to such October 2024 issuance of the October 2024 note as the initial first tranche closing.

In November 2024, pursuant to the note purchase agreement, Kalaris issued additional notes with an aggregate principal amount of $1,042,841 to existing preferred stockholders of Kalaris, including (i) a convertible promissory note with an aggregate principal amount of $115,871 issued to Samsara LP (the “Samsara November 2024 note”), and (ii) a convertible promissory note with an aggregate principal amount of $166,855 issued to the Ajax Trust (the “Ajax Trust November 2024 note”, and collectively, with the Samsara October 2024 note and the Samsara November 2024 note, and the other notes issued to existing Kalaris stockholders in November 2024, the “2024 bridge notes”). We refer to the November issuance of convertible notes as the final first tranche closing, and together with the initial first tranche closing, initial permitted bridge financing.

In January 2025, Kalaris and the parties named therein amended the note purchase agreement (the as amended note purchase agreement, the “amended note purchase agreement”). Pursuant to the amended note purchase agreement, each purchaser that purchased notes in the initial permitted bridge financing committed to purchase additional notes, upon written notice from Kalaris and subject to Samsara LP’s consent, in an aggregate principal amount set forth in the amended note purchase agreement (the “subsequent tranche closings amount”) (up to the maximum aggregate amount, to be purchased by all purchasers, of $15.0 million). Under the merger agreement, AlloVir received the right to participate in the additional permitted bridge financing. For additional information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 219 of this proxy statement/prospectus.

Kalaris is eligible to receive additional proceeds under the amended note purchase agreement prior to the closing of the merger to fund Kalaris’ operations prior to the closing to be provided by Kalaris’ stockholders at three subsequent closings upon Kalaris’ written notice to investors and subject to Samsara LP’s consent, each, a subsequent tranche closing. If any purchaser fails to purchase the entire subsequent tranche closings amount required to be purchased at such subsequent tranche closing, then, pursuant to the terms of the note purchase agreement, (i) every ten shares of Kalaris Series B-2 preferred stock held by such defaulting purchaser shall automatically convert into one share of Kalaris common stock, (ii) such defaulting purchaser’s rights and status as a Major Investor (as defined in the investors’ rights agreement (as defined below)) and/or pursuant to any side letter shall immediately terminate, (iii) such defaulting purchaser’s rights to designate a board observer shall terminate, and (iv) notwithstanding anything to the contrary in such defaulting purchaser’s existing notes, such existing notes shall only be convertible into shares of Kalaris common stock at a price per share equal to ten times the conversion price applicable to Kalaris’ senior most series of preferred stock as set forth in Kalaris’ certificate of incorporation.

In January 2025, pursuant to the amended note purchase agreement, Kalaris issued additional notes with an aggregate principal amount of $3,750,000 to existing Kalaris stockholders, including (i) a convertible promissory note with an aggregate principal amount of $31,285.50 issued to Samsara LP (the “Samsara January 2025 note”), and (ii) a convertible promissory note with an aggregate principal amount of $62,570.25 issued to the Ajax Trust (the “Ajax Trust January 2025 note”, collectively with the Samsara January 2025 note and the other notes issued to existing Kalaris stockholders in January 2025, the “January 2025 bridge notes”, and together with the 2024 bridge notes, the “bridge notes”).

The bridge notes accrue interest on the initial advance commencing on the date of such advance, at an interest rate of 8.0% per annum. Unless earlier converted or repaid (as discussed below), all outstanding principal and accrued interest under the bridge notes shall become due and payable upon demand by the holders of a majority of the outstanding principal amount of indebtedness represented by all of the series of notes (the “bridge note majority in interest”), at any time on or after May 31, 2025 (the “bridge notes maturity date”).

If Kalaris consummates a qualified financing (as defined in the bridge notes) on or before the bridge notes maturity date, all outstanding principal and accrued interest under each bridge note will, concurrently with the closing of such qualified financing, convert into shares of preferred stock of Kalaris issued in such qualified financing. The number of shares of preferred stock to be issued to the holder of such bridge note shall be equal to the quotient of (i) such outstanding principal and accrued interest under such bridge note divided by (ii) eighty percent of the price per share paid for each share of preferred stock purchased by the investors in the qualified financing (other than through the conversion of such bridge note or any other convertible note). In addition, in the event of a change of control (as defined in the bridge notes) prior to the repayment or earlier conversion of such bridge note, all outstanding principal and accrued interest under such bridge note shall, at the option of the bridge note majority in interest, other than with respect to conversion immediately prior to the consummation of the Acquisition, in which case only clause (i) will apply to such conversion, either (i) convert into shares of Series B-2 preferred stock at a price per share equal to 100% of the total aggregate consideration to be paid for each share of Kalaris’ capital stock on an as-converted to common stock basis (including any earn-out amounts) as determined by the Kalaris board of directors in its sole discretion or (ii) become immediately due and payable immediately prior to the closing of such change of control, senior in preference to any payment in respect of any equity of Kalaris, at a rate of two times the outstanding principal and accrued interest under such bridge notes.

If neither a qualified financing nor a change of control has been consummated on or before the bridge notes maturity date, or at any time at the option of the bridge notes majority in interest, the bridge notes majority in interest may elect to convert the outstanding principal and accrued interest under the bridge notes into shares of common stock of Kalaris at a price per share equal to the Series B-2 Conversion Price.

If the bridge notes majority in interest does not elect to convert the outstanding principal and accrued interest under the bridge notes into shares of Kalaris common stock at a price per share equal to the Series B-2 Conversion Price prior to the effective time, then each bridge note shall convert into shares of Series B-2 preferred stock at a price per share equal to 100% of the total aggregate consideration to be paid for each share of

Kalaris’ capital stock on an as-converted to common stock basis (including any earn-out amounts) as determined by the Kalaris board of directors in its sole discretion.

Consulting Agreement with Napoleone Ferrara

Since July 2021, Dr. Ferrara, who serves as a member of the Kalaris board of directors, has earned $50,000 per year pursuant to the terms of a consulting agreement he entered into with Kalaris on July 1, 2021 that is unrelated to his service as a member of the Kalaris board of directors. Under the consulting agreement, Dr. Ferrara provides an average of one to three hours per week of scientific, technical and medical advice to Kalaris to support Kalaris’ research and development activities.

Other Agreements with Kalaris Stockholders

Investors’ Rights Agreement

In October 2023, Kalaris entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), with certain holders of Kalaris common stock, Series A preferred stock and Series B preferred stock, including certain holders of 5% of Kalaris’ capital stock, including certain affiliates of Kalaris’ directors and their affiliates. The Investors’ Rights Agreement provides such holders with certain registration rights, including the right to demand that Kalaris file a registration statement or request that their shares be covered by a registration statement that Kalaris is otherwise filing. The Investors’ Rights Agreement also provides certain major investors with certain information rights and observer rights. The Investors’ Rights Agreement is expected to be terminated in connection with the closing of the merger.

Voting Agreement

In October 2023, Kalaris entered into an amended and restated voting agreement (the “voting agreement”), with certain holders of Kalaris common stock, Kalaris Series A preferred stock and Kalaris Series B preferred stock, including certain holders of 5% of Kalaris’ capital stock, and including certain of Kalaris’ directors and their affiliates. Pursuant to the voting agreement, such holders party thereto agreed to vote their shares in favor of the election of certain directors and specified transactions approved by the requisite majority of shares of the voting capital stock held by such holders. The voting agreement is expected to be terminated in connection with the closing of the merger.

Right of First Refusal and Co-Sale Agreement

In October 2023, Kalaris entered into an amended and restated right of first refusal and co-sale agreement (the “ROFR agreement”), with certain holders of Kalaris common stock, Kalaris Series A preferred stock and Kalaris Series B preferred stock, including certain holders of 5% of its capital stock, and including certain of Kalaris’ directors and their affiliates. Pursuant to the ROFR agreement, Kalaris has a right of first refusal in respect of certain sales of securities by certain holders of its capital stock. To the extent Kalaris does not exercise such right in full, certain holders of its capital stock are granted certain rights of first refusal and co-sale in respect of such sales. The ROFR agreement is expected to be terminated in connection with the closing of the merger.

Services Provided by Samsara

Since Kalaris’ inception, Samsara LP has provided in-kind research and development and general and administrative services to Kalaris. From April 2022, Samsara LP also began to provide general and administrative services for cash consideration related to (1) accounting and controllership, (2) human resources and (3) executive assistance. In July 2023, Kalaris and Samsara entered into a Business Services Agreement (the “BSA”) that governs the provision of such services. The BSA has a term of five years and may be terminated upon 15 days’ written notice by either party.

For each of the years ended December 31, 2022 and December 31, 2023 and the nine months ended September 30, 2024, Kalaris paid an aggregate of $14,263, $66,545 and $83,457, respectively, in cash fees to Samsara LP for services provided by Samsara LP and Samsara LP provided to Kalaris an additional $397,800, $239,200 and $59,800, respectively, of in-kind services during such periods.

Royalty Agreement

In July 2024, Kalaris entered into a royalty agreement (the “royalty agreement”), with Samsara LP. Under the royalty agreement, Kalaris redeemed 50,000 shares of its common stock issued to Samsara LP under a founders restricted stock purchase agreement with Samsara LP in exchange for Kalaris’ agreement to pay Samsara LP a low single digit percentage tiered royalty on net sales, if any, of Kalaris’ products developed using the technology licensed under the license agreement with the Regents of the University of California, San Diego. Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years after the first commercial sale of such product in such country and (ii) the expiration of the last-to-expire issued claim of Kalaris’ patents for such product in such country.

Indemnification Agreements

The Kalaris certificate of incorporation provides that Kalaris will provide indemnification, and advancement of expenses, to directors and officers to the fullest extent permitted by applicable law. Kalaris also has entered into agreements to indemnify its directors. These agreements require Kalaris, among other things, to indemnify its directors for certain expenses (including reasonable attorneys’ fees), judgements, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in any proceeding or any claim, issue or matter therein on account of any services taken by such person on Kalaris’ behalf or that person’s status as a member of Kalaris’ board of directors to the fullest extent permitted by applicable law.

Kalaris Policies for Approval of Related Party Transactions

Kalaris does not have a written policy regarding the review and approval of related person transactions. Nevertheless, with respect to such transactions, it has been the practice of the Kalaris board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, Kalaris’ best interests.

UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL DATA

AlloVir, Inc., a Delaware corporation (“AlloVir”), and Kalaris Therapeutics, Inc., a Delaware corporation (“Kalaris”), entered into an Agreement and Plan of Merger (the “merger agreement”) on November 7, 2024, pursuant to which, among other matters, Aurora Merger Sub, Inc., a wholly owned subsidiary of AlloVir (“Merger Sub”), will merge with and into Kalaris, with Kalaris surviving as a wholly-owned subsidiary of AlloVir (such transaction, the “merger”). Upon completion of the merger, AlloVir is expected to change its name to Kalaris Therapeutics, Inc. AlloVir following the merger is referred to herein as the “combined company”.

At the effective time of the merger (“Effective Time”), each share of Kalaris’ common stock, par value $0.00001 (“Kalaris’ Common Stock”), issued and outstanding immediately prior to the Effective Time (after giving effect to the Kalaris Preferred Stock Conversion (as defined below)) (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the Effective Time or (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law, but including restricted shares of Kalaris’ Common Stock that are unvested and outstanding immediately prior to the Effective Time), including shares of Kalaris’ Common Stock that are expected to be issued upon conversion of outstanding Kalaris convertible promissory notes will be converted into and become exchangeable for the right to receive a number of shares of AlloVir’s Common Stock, par value $0.0001 (“AlloVir’s Common Stock”) based on an agreed upon ratio by the parties (the “Exchange Ratio”). The Exchange Ratio is estimated to be 0.2198 shares of AlloVir’s Common Stock for each share of Kalaris’ Common Stock, and is subject to change to account for, among other things, the number of outstanding shares of AlloVir’s Common Stock and Kalaris’ Common Stock, in each case as of immediately prior to the Effective Time, and AlloVir’s net cash as of the close of business on the date of the closing (the “Closing”) of the merger. The Exchange Ratio also gives effect to the AlloVir Reverse Stock Split (as defined below).

Each share of Kalaris’ convertible preferred stock outstanding immediately prior to the Effective Time is expected to be converted into shares of Kalaris’ Common Stock in accordance with its terms (the “Kalaris Preferred Stock Conversion”), which would then convert into the right to receive shares of AlloVir’s Common Stock along with all other shares of Kalaris’ Common Stock as described above. Under the Exchange Ratio formula in the merger agreement, the former Kalaris equity holders immediately before the Effective Time (after giving effect to the Pre-Signing Financing (as defined below), the Pre-Closing Financing (as defined below) and excluding any shares reserved for future equity awards) are expected to own approximately 75.34% of the combined company on a fully-diluted basis, and the stockholders of AlloVir immediately before the Effective Time are expected to own approximately 24.66% of the combined company on a fully-diluted basis, subject to adjustment based upon whether AlloVir’s net cash at the closing of the merger is greater than $101.0 million or less than $99.0 million and other potential adjustments.

The following table presents the ownership of the combined company by AlloVir and Kalaris securityholders assuming AlloVir’s net cash at the Closing is $100.0 million and a sensitivity analysis of a hypothetical increase or decrease of 10% in AlloVir’s net cash at the Closing.

	AlloVir Final Net Cash	AlloVir Ownership	Kalaris Ownership
	(in millions)	(%)	(%)
As presented	$100.0	24.66%	75.34%
10% increase	$110.0	26.23%	73.77%
10% decrease	$90.0	23.03%	76.97%

A reverse stock split of AlloVir’s Common Stock was effectuated on January 15, 2025 at a 1-for-23 ratio (“AlloVir Reverse Stock Split”).

Because, among other things, the number of shares of AlloVir’s Common Stock issuable to Kalaris’ securityholders is determined based on AlloVir’s net cash balance as of the close of business on the closing date and the capitalization of Kalaris and AlloVir at the Closing, AlloVir’s securityholders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Kalaris’ securityholders when AlloVir’s stockholders vote on the proposals. The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the merger agreement and in this proxy statement/prospectus.

In October 2024, Kalaris entered into a convertible note purchase agreement with an existing investor to issue to such investor and other investors who subsequently joined the agreement up to $25.0 million of convertible promissory notes with a maturity date of May 31, 2025 (the “Convertible Note Financing”). In October and November 2024, Kalaris received $10.0 million in the initial closings of the Convertible Note Financing (the “Pre-Signing Financing”). Pursuant to the merger agreement, Kalaris is permitted to enter into a series of financings to fund its operations prior to the closing of the merger in an amount not to exceed $15.0 million, with up to $7.5 million to be provided by AlloVir and up to $7.5 million to be provided by existing Kalaris stockholders (the “Pre-Closing Financing”). In January 2025, Kalaris received $7.5 million in the first tranche of the Pre-Closing Financing, of which $3.75 million was provided by existing Kalaris stockholders and the remaining $3.75 million was provided by AlloVir. Kalaris expects to issue a notice to investors and receive an additional $7.5 million in the second tranche of the Pre-Closing Financing in February 2025, of which $3.75 million is expected to be provided by existing Kalaris stockholders and the remaining $3.75 million is expected to be provided by AlloVir.

The following unaudited pro forma condensed combined financial information gives effect to (i) the merger, (ii) the Pre-Signing Financing, (iii) the Pre-Closing Financing, and (iv) the AlloVir Reverse Stock Split.

In the unaudited pro forma combined financial statements, the merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, Kalaris will be deemed to be the accounting acquirer for financing reporting purposes. This determination was primarily based on the expectations that, immediately following the merger: (1) Kalaris’ stockholders will own a substantial majority of the voting rights of the combined company inclusive of Samsara BioCapital, LP, as a legacy stockholder of Kalaris holding a majority of the voting rights of the combined company; (2) Kalaris will designate a majority of the initial members of the board of directors of the combined company; and (3) other than with respect to the combined company’s chief financial officer, for which AlloVir and Kalaris have commenced a search for a qualified candidate, Kalaris’ senior management (which are determined by the board of directors of the combined company) will hold all key positions in senior management of the combined company. The combined company does not expect to have a chief financial officer following the merger. It is expected that Brett Hagen, AlloVir’s Chief Accounting Officer, will continue in that role after the merger. Mr. Hagen will also serve as principal financial officer and principal accounting officer until a chief financial officer is hired. For accounting purposes, the merger will be treated as the equivalent of Kalaris issuing stock to acquire the net assets of AlloVir. Following the closing of the merger, the net assets of AlloVir will be recorded at their acquisition-date fair value in the financial statements of Kalaris and the reported operating results prior to the merger will be those of Kalaris.

The unaudited pro forma combined balance sheet data as of September 30, 2024 assumes that the merger took place on September 30, 2024 and combines the AlloVir and Kalaris historical balance sheets as of September 30, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 assumes that the merger took place on January 1, 2023 and combines the historical results of AlloVir and Kalaris for the year ended December 31, 2023. The unaudited pro forma condensed combined statements of operations for nine months ended September 30, 2024 assumes that the merger took place on January 1, 2023 and combines the historical results of AlloVir and Kalaris for the nine months ended September 30, 2024.

The historical financial statements of AlloVir and Kalaris have been adjusted to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the merger.

The unaudited pro forma condensed combined financial information is based on assumptions and adjustments that are described in the accompanying notes. The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies been combined as of the dates and for the periods presented. The unaudited pro forma condensed combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies been combined as of the dates and for the periods presented or the future results that the combined company will experience. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in this unaudited pro forma combined financial information as a result, if any, of the amount of financing raised by Kalaris between the signing of the merger agreement and the Closing, the amount of cash used by AlloVir’s operations between the signing of the merger agreement and the Closing, the timing of the Closing of the merger, and other changes in AlloVir’s assets and liabilities that occur prior to the completion of the merger.

The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of AlloVir and Kalaris and the sections of this proxy statement/prospectus titled “AlloVir Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Kalaris’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.” AlloVir’s and Kalaris’ historical audited consolidated financial statements for the year ended December 31, 2023, as well as AlloVir’s and Kalaris’ historical unaudited condensed consolidated financial statements for nine months ended September 30, 2024 appearing elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2024

(in thousands, except share and per share data)

	Kalaris	AlloVir	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,913	$116,856	$25,000	A	$132,119
			(7,500)	A
			(4,150)	K
Short-term investments	—	4,995	—		4,995
Loans receivable	—	—	7,500	A	—
			(7,500)	O
Interest receivable	—	53	—		53
Prepaid expenses and other current assets	234	626	—		860

Total current assets	2,147	122,530	13,350		138,027
Other non-current assets	314	—	—		314

Total assets	$2,461	$122,530	$13,350		$138,341

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,228	$51	$—		$2,279
Accrued research and development expenses	201	—	—		201
Accrued compensation(1)	418	739	—		1,157
Accrued expenses and other current liabilities(1)	394	622	22,231	B, C, D	19,097
			(4,150)	K
Convertible promissory notes	9,253	—	25,000	A	—
			(26,753)	F
			(7,500)	O
Derivative liabilities	1,272	—	(1,272)	F	—

Total current liabilities	13,766	1,412	7,556		22,734

Royalty obligation	32,076	—	—		32,076

Total liabilities	45,842	1,412	7,556		54,810

Commitments and contingencies
Redeemable convertible preferred stock	45,999	—	(45,999)	E	—
Stockholders’ equity (deficit):
Preferred stock	—	—	—		—
Common stock	—	—	2	F	2
Additional paid-in capital	5,155	817,946	(628,983)	B, F, I	194,118
Accumulated other comprehensive loss	—	(134)	134	F	—
Accumulated deficit	(94,535)	(696,694)	680,640	C, D, F, I	(110,589)

Total stockholders’ equity (deficit)	(89,380)	121,118	51,793	F	83,531

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$2,461	$122,530	$13,350		$138,341

(1)	AlloVir historical amounts have been reclassified for pro forma presentation purposes as follows:

	As Originally Reported	Reclassified for Pro Forma
Financial Statement Line Item
Accrued compensation	$—	$739
Accrued expenses and other current liabilities	1,361	622

	$1,361	$1,361

Unaudited Pro Forma Condensed Combined Statements of Operations

Nine Months Ended September 30, 2024

(in thousands, except share and per share data)

	Kalaris	AlloVir	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses:
Research and development	$41,192	$12,020	$—		$53,212
General and administrative	3,407	23,712	—		27,119
Restructuring costs	—	10,059	—		10,059

Total operating expenses	44,599	45,791	—		90,390

Loss from operations	(44,599)	(45,791)	—		(90,390)
Other income (expenses)
Change in fair value of derivative liabilities	860	—	(860)	J	—
Interest (expense) income	(1,392)	4,100	1,392	M	4,100
Loss on issuance and on extinguishment of convertible promissory notes	(2,134)	—	2,134	L	—
Other income, net	124	1,190	—		1,314

Total other (expense) income, net	(2,542)	5,290	2,666		5,414

Net loss	(47,141)	(40,501)	2,666		(84,976)

Net loss per share attributable to common stockholders, basic and diluted	$(7.14)	$(8.10)	$—		$(4.24)

Weighted-average shares outstanding, basic and diluted	6,598,494	5,003,200	8,442,466	N	20,044,160

Unaudited Pro Forma Condensed Combined Statements of Operations

Year Ended December 31, 2023

(in thousands, except share and per share data)

	Kalaris	AlloVir	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses:
Research and development	$11,707	$133,070	$—		$144,777
General and administrative	1,757	48,261	16,054	G, H, I	66,072
Impairment costs	—	18,570	—		18,570

Total operating expenses	13,464	199,901	16,054		229,419
Loss from operations	(13,464)	(199,901)	(16,054)		(229,419)
Other income (expenses)
Change in fair value of derivative liabilities	307	—	(307)	J	—
Interest (expense) income	(687)	5,734	687	M	5,734
Loss on issuance and on extinguishment of convertible promissory notes	(892)	—	892	L	—
Other income, net	37	3,623	—		3,660

Total other (expense) income, net	(1,235)	9,357	1,272		9,394

Net loss before income taxes	(14,699)	(190,544)	(14,782)		(220,025)

Income tax benefit	—	(126)	—		(126)

Net loss	$(14,699)	$(190,418)	$(14,782)		$(219,899)

Net loss per share attributable to common stockholders, basic and diluted	$(2.42)	$(42.09)	$—		$(11.47)

Weighted-average shares outstanding, basic and diluted	6,069,234	4,524,226	8,574,051	N	19,167,511

Notes to Unaudited Pro Forma Combined Financial Statements

1.	Description of the Transactions

Merger

On November 7, 2024, AlloVir, Kalaris and Merger Sub entered into the merger agreement. At the Effective Time, each share of Kalaris’ Common Stock outstanding (after giving effect to the Kalaris Preferred Stock Conversion) (excluding shares (i) held as treasury stock and automatically cancelled pursuant to the merger agreement, (ii) owned, directly or indirectly, by AlloVir or Merger Sub immediately prior to the Effective Time or (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law, but including restricted shares of Kalaris’ Common Stock that are unvested and outstanding immediately prior to the Effective Time), including shares of Kalaris’ Common Stock that are expected to be issued upon conversion of outstanding Kalaris convertible promissory notes, will be converted into and become exchangeable for the right to receive a number of shares of AlloVir’s Common Stock based on the Exchange Ratio. The Exchange Ratio is estimated to be 0.2198 shares of AlloVir’s Common Stock for each share of Kalaris’ Common Stock. Under the Exchange Ratio formula in the merger agreement, the former Kalaris equity holders immediately before the Effective Time are expected to own approximately 75.34% of the combined company on a fully-diluted basis, and the stockholders of AlloVir immediately before the Effective Time are expected to own approximately 24.66% of the combined company on a fully-diluted basis, subject to adjustment based upon whether AlloVir’s net cash at the closing (the “Closing”) of the merger is greater than $101.0 million or less than $99.0 million and other potential adjustments.

Because, among other things, the number of shares of AlloVir’s Common Stock issuable to Kalaris’ securityholders is determined based on AlloVir’s net cash balance as of the close of business on the date of the Closing and the capitalization of Kalaris and AlloVir at the Closing, AlloVir’s securityholders cannot be certain of the exact number of shares that will be issued to (or reserved for issuance to) Kalaris’ securityholders when AlloVir’s stockholders vote on the proposals. The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in detail in the merger agreement and in this proxy statement/prospectus.

In addition, immediately prior to the Effective Time,

•

each unexercised and outstanding AlloVir stock option with an exercise price per share equal to or greater than $92.00 (after giving effect to the AlloVir Reverse Stock Split) will be cancelled for no consideration and all other unexpired, unexercised and unvested AlloVir stock options will accelerate in full; and

•

each outstanding and unvested AlloVir restricted stock unit and each outstanding and unvested AlloVir restricted share will accelerate in full and each outstanding and unsettled AlloVir restricted stock unit will be settled in shares of AlloVir’s Common Stock.

At the Effective Time, each option to purchase shares of Kalaris’ Common Stock (a “Kalaris Option”) that is outstanding and unexercised immediately prior to the Effective Time granted under the Kalaris 2019 Equity Incentive Plans (the “Kalaris Plan”), whether or not vested, will be, along with the Kalaris Plan, assumed by AlloVir and will become an option to purchase solely that number of shares of AlloVir’s Common Stock equal to the product obtained by multiplying (i) the number of shares of Kalaris’ Common Stock that were subject to such Kalaris Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of AlloVir’s Common Stock. The per share exercise price for AlloVir’s Common Stock issuable upon exercise of each Kalaris Option assumed by AlloVir shall be determined by dividing (a) the per share exercise price of Kalaris’ Common Stock subject to such Kalaris Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restriction on the exercise of any Kalaris Option assumed by AlloVir will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Kalaris Option shall otherwise remain unchanged.

Each award of restricted shares of Kalaris’ Common Stock (such shares, collectively, the “Kalaris’ Restricted Shares”) that is unvested and outstanding immediately prior to the Effective Time will become converted into a number of shares of AlloVir’s Common Stock equal to the product of (x) the number of Kalaris’ Restricted Shares and (y) the Exchange Ratio; provided, that such converted shares of AlloVir’s Common Stock shall be subject to the terms and conditions (including, without limitation, vesting and repurchase provisions) that are otherwise the same as were applicable to such Kalaris’ Restricted Shares as of immediately prior to the Effective Time.

Convertible Note Financing

The convertible promissory notes issued in the Pre-Signing Financing are convertible into shares of Kalaris’ Common Stock at a conversion price of $1.25 per share. The convertible promissory notes that have been and are expected to be issued under the Pre-Closing Financing to Kalaris stockholders are convertible into shares of Kalaris’ Common Stock at a conversion price equal to the Company Value Per Share (as defined in the merger agreement). The convertible promissory notes that have been issued and are expected to be issued in the Pre-Closing Financing to AlloVir will be cancelled upon closing of the merger and the aggregate amount outstanding (including accrued interest) under such convertible promissory notes will be added to AlloVir’s net cash balance for the purposes of the Exchange Ratio calculation. Shares of Kalaris’ Common Stock issued pursuant to the conversion of the convertible promissory notes will be converted into shares of AlloVir’s Common Stock in the merger in accordance with the Exchange Ratio.

2.	Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The unaudited pro forma condensed combined balance sheet as of September 30, 2024 was prepared using the historical balance sheets of Kalaris and AlloVir as of September 30, 2024 and gives effect to the merger as if it occurred on September 30, 2024. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023 assumes that the merger took place on January 1, 2023 and combines the historical results of AlloVir and Kalaris for the year ended December 31, 2023. The unaudited pro forma condensed combined statements of operations for nine months ended September 30, 2024 assumes that the merger took place on January 1, 2023 and combines the historical results of AlloVir and Kalaris for the nine months ended September 30, 2024.

For accounting purposes, the merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Kalaris will be deemed to be the accounting acquirer for financing reporting purposes. For accounting purposes, the merger will be treated as the equivalent of Kalaris issuing stock to acquire the net assets of AlloVir. Following the Closing, the net assets of AlloVir will be recorded at their acquisition-date fair value in the financial statements of Kalaris and the reported operating results prior to the merger will be those of Kalaris.

For purposes of these pro forma financial statements, this estimated purchase price consideration consists of the following:

Estimated number of shares of the combined company to be owned by AlloVir stockholders(1)	5,067,555
Multiplied by the assumed price per share of AlloVir Common Stock(2)	$8.76
Estimated fair value of shares of combined company to be owned by AlloVir stockholders	$44,391,782
Estimated fair value of assumed AlloVir equity awards based on precombination service(3)	$15,255

$44,407,037

(1)

Reflects the number of shares of common stock of the combined company that AlloVir equity holders would own as of the Closing pursuant to the merger agreement, including 26,704 shares to be issued with respect to AlloVir’s restricted stock units. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on shares of AlloVir’s Common Stock outstanding as of January 15, 2025 after giving effect to the AlloVir Reverse Stock Split.
(2)

Reflects the assumed price per share of AlloVir Common Stock of $8.76, which is the closing trading price of AlloVir Common Stock on The Nasdaq Capital Market on January 15, 2025, as adjusted for the AlloVir Reverse Stock Split. The actual share price will fluctuate until the effective date of the transaction. A 10% increase (decrease) to the AlloVir share price would increase (decrease) the purchase price by $4.4 million.

(3)

Reflects the estimated acquisition-date fair value of the assumed AlloVir’s equity awards attributable to precombination service (which amount was determined based on the closing trading price of AlloVir common stock on The Nasdaq Capital Market on January 15, 2025, the number of AlloVir equity awards outstanding on such date, and the period of service provided by the holders of the awards prior to the anticipated merger closing date in the first quarter of 2025, in each case, after giving to the AlloVir Reverse Stock Split).

The purchase consideration for the net assets of AlloVir will be determined based on a net cash calculation prior to the Closing and will be adjusted dollar-for-dollar by the amount that the net cash amount is greater than $101.0 million or less than $99.0 million. The actual purchase consideration will vary based on the net cash calculation prior to the Closing, the Exchange Ratio, and the trading price of AlloVir’s Common Stock at the Closing as described above and the difference could be material. As such, the estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the merger is completed.

Under reverse recapitalization accounting, the assets and liabilities of AlloVir will be recorded, as of the completion of the merger, at their relative fair value which approximates to cost. No goodwill or intangible assets are expected to be recognized and any excess consideration transferred over the fair value of the net assets of AlloVir following determination of the actual purchase consideration for AlloVir will be reflected as a reduction to additional paid-in capital.

Consequently, the financial statements of Kalaris reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The accompanying unaudited proforma condensed combined financial information is derived from the historical financial statements of AlloVir and Kalaris and include adjustments to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The historical financial statements of Kalaris shall become the historical financial statements of the combined company.

Kalaris and AlloVir may incur significant costs associated with integrating the operations of Kalaris and AlloVir after the merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the merger and gives effect to the AlloVir Reverse Stock Split.

To the extent there are significant changes to the business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma condensed consolidated financial information could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3.	Shares of AlloVir’s Common Stock Issued to Kalaris Stockholders upon Closing of the Merger

Prior to the merger, all outstanding shares of Kalaris’ convertible preferred stock are expected to be converted into Kalaris’ Common Stock, which will be exchanged for shares of AlloVir’s Common Stock based on the Exchange Ratio determined in accordance with the merger agreement. The outstanding Kalaris’ convertible promissory notes issued and issuable in the Pre-Signing Financing are expected to convert into Kalaris Common Stock at a per share price of $1.25 immediately prior to the Effective Time. The outstanding Kalaris convertible promissory notes issued in the Pre-Closing Financing to existing Kalaris stockholders are expected to convert into Kalaris Common Stock at a per share price equal to the Company Value Per Share immediately prior to the Effective Time. The outstanding Kalaris convertible promissory notes issued in Pre-Closing Financing to AlloVir will be cancelled upon closing of the merger and the aggregate amount outstanding (including accrued interest) under such convertible promissory notes will be added to AlloVir’s net cash balance for the purposes of the Exchange Ratio calculation. The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of January 15, 2025 using a stipulated value of Kalaris of approximately $347.0 million (after giving effect to the Pre-Signing Financing and prior to giving effect to the Pre-Closing Financing) and of AlloVir of approximately $116.0 million. The estimated number of shares of common stock that AlloVir expects to issue to Kalaris’ common and preferred stockholders as of January 15, 2025 (ignoring rounding of fractional shares and after giving effect to the AlloVir Reverse Stock Split) is determined as follows:

Kalaris’ Common Stock outstanding	6,728,346
Shares of Kalaris’ Common Stock to be issued upon conversion of redeemable convertible preferred stock	43,151,340
Shares of Kalaris’ Common Stock to be issued upon conversion of convertible promissory notes, including the convertible promissory notes that have been issued and are expected to be issued in the Pre-Closing Financing	18,558,883

68,438,569

Exchange ratio	0.2198

Estimated shares of AlloVir Common Stock expected to be issued to Kalaris stockholders upon Closing	15,042,797

4.	Proforma Adjustments

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, which requires entities to apply pro forma adjustments that depict the accounting for the transaction (“Transaction Accounting Adjustments”). AlloVir has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Based on Kalaris management’s review of AlloVir’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of AlloVir to conform to the accounting policies of Kalaris are not expected to be significant. The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained and after giving effect to the AlloVir Reverse Stock Split, are as follows:

A.

To reflect $25.0 million of gross proceeds received by Kalaris in connection with the Pre-Signing Financing and Pre-Closing Financing. This includes $10.0 million received in October and November 2024 relating to the Pre-Signing Financing, $7.5 million received in January 2025 in connection with the closing of the first tranche of the Pre-Closing Financing and $7.5 million that Kalaris expects to receive upon issuing a notice to investors in connection with the second tranche of the Pre-Closing Financing in February 2025, which is considered probable. AlloVir participated in the Pre-Closing Financing and contributed $3.75 million in the first tranche and is expected to provide an additional $3.75 million in the second tranche of the Pre-Closing financing. The total amount of AlloVir convertible promissory notes issued to it by Kalaris of $7.5 million is presented as loans receivable and a reduction in cash and cash equivalents, due to the cash outflow from AlloVir, in the unaudited pro forma condensed combined balance sheet as of September 30, 2024.

B.

To reflect preliminary estimated transaction costs not yet reflected in historical financial statements of $6.3 million in connection with the merger, including adviser fees, legal fees and accounting expenses that are expected to be incurred by Kalaris as an increase in accrued liabilities and a reduction to additional paid-in capital in the unaudited proforma condensed combined balance sheet. As the merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash, of AlloVir, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

C.

To reflect preliminary estimated transaction costs not yet reflected in historical financial statements of $10.4 million in connection with the merger, including adviser fees, legal fees, director and officer liability insurance and accounting expenses, that are expected to be incurred by AlloVir as an increase in accrued liabilities and accumulated deficit in the unaudited proforma condensed combined balance sheet.

D.

Compensation expense not yet reflected in historical financial statements of $5.5 million related to severance, retention and transaction bonuses resulting from preexisting employment agreements that will be payable in connection with the merger is reflected as an increase to accumulated deficit and accrued liabilities in the unaudited pro forma condensed combined balance sheet.

E.

To reflect the conversion of 43,151,340 shares of Kalaris’ convertible preferred stock into 43,151,340 shares of Kalaris’ Common Stock immediately prior to the merger and accompanying reclassification of the carrying amount of the redeemable convertible preferred stock of Kalaris into Kalaris’ Common Stock in the amount of par value and into additional paid-in capital in the amount of the excess over the par value.

F.	To record:

(i)	the conversion of Kalaris’ redeemable convertible preferred stock into 43,151,340 shares of common stock as described in (E) above,

(ii)

issuance of 18,558,883 shares of common stock upon conversion of convertible promissory notes with the carrying amount of $26.8 million and settlement of the accompanying derivative liabilities with the carrying amount of $1.3 million, with such amounts reflected as an increase in additional paid-in capital.

(iii)	the accrual of transaction costs associated with the merger described in (B) and (C) above,

(iv)	the payment of severance and retention bonuses in connection with the merger described in (D) above,

(v)	post combination compensation expense of $0.1 million related to AlloVir options recognized upon the Closing described in (I) below,

(vi)

the elimination of AlloVir’s historical equity, including 5,019,048 outstanding shares of common stock at their par value of $0.0001 million, $0.1 million of accumulated other comprehensive income, $696.7 million of accumulated deficit and $817.9 million of additional paid-in capital,

(vii)

the exchange of outstanding Kalaris’ Common Stock, par value $0.00001 into 15,042,797 shares of AlloVir’s Common Stock, par value $0.0001 based on the assumed Exchange Ratio for purposes of these pro forma condensed combined financial information (see also Note 3), and

(viii)

the effect of the reverse recapitalization of AlloVir for a total of $121.1 million, which is the net assets of AlloVir as of September 30, 2024 (see also Note 2 for the number of shares of AlloVir’s Common Stock expected to be owned by AlloVir stockholders).

	Common Stock				Additional paid-in- capital	Accumulated deficit	Accumulated other comprehensive loss	Total Stockholders’ Equity
	Kalaris		AlloVir
	Shares	Amount	Shares	Amount
Conversion of outstanding Kalaris’ redeemable convertible preferred stock into common stock(i)	43,151,340	$—	—	$—	$45,999	$—	$—	$45,999
Accrual of transaction costs(iii)	—	—	—	—	(6,300)	(10,400)	—	(16,700)
Accrual of severance and retention bonuses(iv)	—	—	—	—		(5,531)	—	(5,531)
Post combination stock-based compensation costs(v)	—	—	—	—	123	(123)	—	—
Conversion of convertible promissory notes(ii)	18,558,883	—	—	—	26,753	—	—	26,753
Settlement of derivative liability upon conversion of convertible promissory notes(ii)	—	—	—	—	1,272	—	—	—
Exchange of outstanding Kalaris’s common stock into AlloVir’s common stock based on the assumed Exchange Ratio(vii)	(68,438,569)	—	15,042,797	2	(2)	—	—	—
Elimination of AlloVir’s historical equity(vi)	—	—	(5,019,048)	—	(817,946)	696,694	134	(121,118)
Reverse recapitalization of AlloVir(viii)	—	—	5,067,555	—	121,118	—	—	121,118

Pro forma adjustment	(6,728,346)	$—	15,091,304	$2	$(628,983)	$680,640	$134	$51,793

G.

The preliminary estimated transaction cost not yet reflected in historical financial statements of $10.4 million in connection with the merger, including adviser fees, legal fees, directors and officers liability insurance, and accounting expenses that are expected to be incurred by AlloVir are reflected as if incurred on January 1, 2023, the date the merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

H.

Compensation expense not yet reflected in historical financial statements of $5.5 million related to severance, retention and transaction bonuses resulting from preexisting employment agreements that will be payable in connection with the merger is reflected as if incurred on January 1, 2023, the date the merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

I.

To reflect compensation expense not yet reflected in historical financial statements of $0.1 million, related to the estimated acquisition-date fair value of the assumed AlloVir’s equity awards attributable to post-combination service (which amount was determined based on the closing trading price of AlloVir common stock on The Nasdaq Capital Market on January 15, 2025, the number of AlloVir equity awards outstanding on such date, and the period of service provided by the holders of the awards prior to the anticipated merger closing date in the first quarter of 2025, in each case, after giving effect to the AlloVir Reverse Stock Split) recognized upon the Closing for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

J.	To eliminate change in the fair value of derivative liabilities related to the convertible promissory notes.

K.	To reflect payment of costs incurred in respect of legal and accounting fees, which are payable prior to the Closing.

L.	To eliminate loss on issuance and on extinguishment of convertible promissory notes.

M.	To eliminate interest expense related to convertible promissory notes.

N.

The pro forma combined basic and diluted loss per share have been adjusted to reflect the pro forma net loss for nine months ended September 30, 2024 and the year ended December 31, 2023. In addition, the weighted average shares outstanding for the period have been adjusted to give effect to the issuance of AlloVir’s Common Stock in connection with the merger as of January 15, 2025. As the combined company is in a net loss position, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same. The following table presents the calculation of the pro forma weighted average number of common stock outstanding after giving effect to the AlloVir Reverse Stock Split:

	Nine Months Ended September 30, 2024	Year Ended December 31, 2023
Pro forma net loss	$(84,976)	$(219,899)
Pro forma combined weighted average number of shares of common stock-basic and diluted	20,044,160	19,167,511
Pro forma net loss per share - basic and diluted	$(4.24)	$(11.47)
Calculation of weighted averages shares outstanding — basic and diluted
Weighted average Kalaris shares outstanding	6,598,494	6,069,234
Weighted average share of Kalaris redeemable convertible preferred stock	43,151,340	41,871,340
Share issued upon conversion of convertible promissory notes	18,558,883	18,558,883

	68,308,717	66,499,457
Weighted average Kalaris shares outstanding adjusted for the Exchange Ratio	15,014,256	14,616,581
Weighted average AlloVir shares outstanding	5,003,200	4,524,226
AlloVir shares to be issued for fully vested RSUs upon Merger	26,704	26,704

Pro forma combined weighted average number of shares of common stock-basic and diluted	20,044,160	19,167,511

O.	Reflects cancellation of AlloVir convertible promissory notes of $7.5 million, as described in (A) above, prior to the Closing in accordance with the terms of AlloVir convertible promissory notes.

DESCRIPTION OF ALLOVIR CAPITAL STOCK

The following description of AlloVir’s capital stock and provisions of AlloVir’s amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to such amended and restated certificate of incorporation and bylaws and applicable provisions of Delaware corporate law. Copies of these documents are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Authorized Capital Stock

AlloVir’s authorized capital stock consists of 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.

Common Stock

The holders of AlloVir common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of AlloVir common stock do not have any cumulative voting rights. Holders of AlloVir common stock are entitled to receive ratably any dividends declared by AlloVir’s board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. AlloVir’s common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of AlloVir’s liquidation, dissolution or winding up, holders of AlloVir’s common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

Preferred Stock

AlloVir’s board of directors will have the authority, without further action by AlloVir’s stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of AlloVir’s preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon AlloVir’s liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of AlloVir’s company or other corporate action. No shares of preferred stock are outstanding, and AlloVir has no present plan to issue any shares of preferred stock.

Warrants

As of January 15, 2025, AlloVir had no outstanding warrants to purchase shares of AlloVir common stock.

Options

As of January 15, 2025, AlloVir had outstanding options to purchase an aggregate of 262,287 shares of AlloVir common stock, at a weighted average exercise price of $359.05 (after giving effect to the reverse stock split) per share.

Registration Rights

Certain of the holders of our common stock are entitled to rights with respect to the registration of such shares under the Securities Act (such shares are referred to herein as the “registrable securities”). These rights are provided under the terms of an investors’ rights agreement among AlloVir and certain holders of its common stock. The investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by AlloVir and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered. The investors’ rights agreement contains customary cross-indemnification provisions, under which AlloVir is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to AlloVir, and they are obligated to indemnify AlloVir for material misstatements or omissions attributable to them. The demand registration rights and short form registration rights granted under the investors’ rights agreement will terminate on the fifth anniversary of AlloVir’s registration statement on Form S-1 or at such time when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period. In addition, in connection with the closing of the merger, AlloVir anticipates that the investors’ rights agreement will be terminated.

Anti-Takeover Effects of Delaware Law and AlloVir’s Certificate of Incorporation and Bylaws

Certain provisions of the Delaware General Corporation Law and of AlloVir’s certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of AlloVir and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with AlloVir’s board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Section 203 of the Delaware General Corporation Law

AlloVir is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, AlloVir’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by AlloVir’s board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

COMPARISON OF RIGHTS OF HOLDERS OF ALLOVIR CAPITAL STOCK

AND KALARIS CAPITAL STOCK

If the merger is completed, Kalaris stockholders will receive shares of AlloVir common stock, pursuant to the terms of the merger agreement. In addition, after the completion of the merger, AlloVir’s amended and restated certificate of incorporation is expected to be amended to change its corporate name to “Kalaris Therapeutics, Inc.”

AlloVir and Kalaris are both incorporated under the laws of the State of Delaware. The rights of AlloVir stockholders and Kalaris stockholders are generally governed by the DGCL. Upon completion of the merger, Kalaris stockholders will become AlloVir stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of AlloVir and the amended and restated certificate of incorporation of AlloVir, as amended.

The material differences between the current rights of Kalaris stockholders under the Kalaris amended and restated certificate of incorporation, as amended (the “Kalaris certificate of incorporation”) and the Kalaris bylaws (the “Kalaris bylaws”) and their rights as AlloVir stockholders, after the merger, under the AlloVir third amended and restated certificate of incorporation and the amended and restated bylaws, both as will be in effect immediately following the completion of the merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of AlloVir or Kalaris before the merger and being a stockholder of the combined company following the completion of the merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 451 of this proxy statement/prospectus.

AlloVir	Kalaris

Organizational Documents

The rights of AlloVir’s stockholders are governed by AlloVir’s third amended and restated certificate of incorporation, AlloVir’s amended and restated bylaws and the DGCL	The rights of Kalaris’ stockholders are governed by the Kalaris certificate of incorporation, the Kalaris bylaws and the DGCL.

Authorized Capital Stock
AlloVir is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “undesignated preferred stock.” The total number of shares that AlloVir is authorized to issue is 310,000,000, of which 300,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.0001 per share. The number of authorized shares of AlloVir common stock or undesignated preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of AlloVir entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Kalaris is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Kalaris is authorized to issue is 97,000,000 shares of common stock, par value $0.00001 per share (“Kalaris common stock”) and 75,151,340 shares are preferred stock, par value of $0.00001 per share (“Kalaris preferred stock”).

The number of authorized shares of Kalaris common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Kalaris preferred stock that may be required by the terms of the Kalaris certificate of incorporation) the affirmative vote of the holders of shares of capital stock of Kalaris representing a majority of the votes represented by all outstanding shares of capital stock of Kalaris entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

AlloVir’s authorized common stock consists of 300,000,000 shares of common stock.

Each holder of a share of AlloVir common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Kalaris’ authorized common stock consists of 97,000,000 shares of Kalaris common stock.

Each holder of Kalaris common stock is entitled to one vote for each share of Kalaris common stock held at all meetings of stockholders (and written actions in lieu of meetings); except, as otherwise required by law, holders of Kalaris common stock shall not be entitled to vote on any amendment to the Kalaris certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Kalaris certificate of incorporation or pursuant to the DGCL.

Preferred Stock
AlloVir’s authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of AlloVir undesignated preferred stock are currently outstanding.

Kalaris’ authorized preferred stock consists of 25,194,245 shares of Series A preferred stock, 9,957,095 shares of Series B-1 preferred stock and 40,000,000 shares of Series B-2 preferred stock.

Each holder of Kalaris preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of Kalaris common stock into which such shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter; except as provided by law or other provisions of the Kalaris certificate of incorporation, holders of Kalaris preferred stock shall vote together with the holders of Kalaris common stock as a single class and on an as-converted to Kalaris common stock basis.

Number and Qualification of Directors
The number of AlloVir directors is fixed from time to time by resolution of the AlloVir board of directors. The AlloVir board of directors currently consists of nine members. No decrease in the authorized number of directors constituting the AlloVir board of directors will shorten the term of any incumbent director. Directors of AlloVir need not be stockholders of AlloVir.	The number of Kalaris directors is fixed from time to time by a majority of the “whole board” (as defined below) or the Kalaris stockholders holding at least a majority of the voting power of Kalaris’ outstanding stock then entitled to vote at an election of directors. The Kalaris board of directors currently consists of six members. No decrease in the authorized number of directors constituting the Kalaris board of directors will shorten the term of any incumbent director. Directors of Kalaris need not be stockholders of Kalaris.

Structure of Board of Directors; Term of Directors; Election of Directors
Other than any directors elected by the separate vote of the holders of any series of AlloVir undesignated preferred stock, the AlloVir board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with resolutions adopted by the AlloVir board of directors. At the first annual meeting of stockholders following the effectiveness of AlloVir’s initial public offering, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of stockholders following AlloVir’s initial public offering, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of stockholders following AlloVir’s initial public offering, the term of office of the Class III directors expired and Class III directors were elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing, the directors elected to each class hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Each director holds office until the next annual meeting of stockholders or until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

The holders of record of the Kalaris Series A preferred stock, exclusively and as a separate class, shall be entitled to elect three directors, and the holders of record of the shares of Kalaris common stock, exclusively and as a separate class, shall be entitled to elect one director. The holders of record of Kalaris common stock and of any other class or series of voting stock (including Kalaris preferred stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors.

Removal of Directors

Subject to the rights of the holders of any series of AlloVir undesignated preferred stock to elect directors, or except as otherwise provided by the DGCL, any director may be removed from office at any time, but only with cause and only by the affirmative vote of the holders of not less than 75% of the outstanding shares of capital stock of AlloVir then entitled to vote at an election of directors.

No decrease in the authorized number of directors constituting the AlloVir board of directors will shorten the term of any incumbent director.

Subject to the rights of any holders of preferred stock then outstanding, any Kalaris director or the entire Kalaris board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors

Vacancies on the Board of Directors
Any director may resign at any time upon notice in writing or electronic transmission to AlloVir’s Chairman of the board of directors, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of AlloVir undesignated preferred stock, all vacancies, however occurring, including, without limitation, by reason of an increase in the size of the board of	Subject to the rights of any holders of preferred stock then outstanding, any vacancy occurring in the Kalaris board of directors for any reason, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the Kalaris stockholders, by a majority of the Kalaris directors then in office, although less than a quorum, or by a sole remaining Kalaris director. Each director holds

directors, or the death, resignation, disqualification or removal of a director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of the directors for which the vacancy was created or occurred and until such director’s successor is elected and qualified or until his or her earlier resignation, death or removal.	office until the next annual meeting of stockholders or until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Stockholder Action by Written Consent
No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with AlloVir’s amended and restated bylaws, and no action may be taken by the stockholders by written consent in lieu of a meeting.	Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed in the manner permitted by law by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

Quorum
Unless otherwise provided by law, AlloVir’s amended and restated certificate of incorporation, or AlloVir’s amended and restated bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If less than a quorum is present at a meeting, the holders of a majority of the shares entitled to vote who are present at the meeting may adjourn the meeting.	The holders of a majority of the voting power of the shares of Kalaris stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, unless otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting.

Special Meetings of Stockholders
Special meetings of stockholders may be called only by the AlloVir board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Special meetings may not be called by any other person or persons.	Special meetings of stockholders may be called at any time only by the chairperson of the Kalaris board of directors, the Kalaris chief executive officer, the Kalaris president, the holders of shares of Kalaris that are entitled to cast not less than ten percent (10%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the “whole board,” which shall mean the total number of authorized Kalaris directors, whether or not there exist any vacancies in previously authorized directorships.

Notice of Stockholder Meetings
Notice of each annual meeting of AlloVir stockholders stating the hour, date and place, if any, of such meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it to the stockholder’s address of record. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL. Notice of special meetings must also state the purpose(s) for which the meeting has been called.	Notice of all meetings of stockholders shall be given in writing or electronic transmission in the manner provided by law, stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called; such notice shall be given not less than ten (10), nor more than sixty (60) days, before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Advance Notice Requirements for Stockholder Proposals
Nominations of persons for election to the AlloVir board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the AlloVir board of directors or (ii) by any stockholder of AlloVir who is a stockholder of record at the time of giving notice provided for in AlloVir’s amended and restated bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in AlloVir’s amended and restated bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.	The Kalaris bylaws do not contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation
The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, will be required to amend certain provisions of AlloVir’s amended and restated certificate of incorporation; provided that the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or Article IX of

The affirmative vote of holders of at least a majority of the outstanding shares of Kalaris preferred stock, voting separately as a class, will be required to amend, alter or repeal any provision of the Kalaris certificate of incorporation.

The affirmative vote of the holders representing a majority of the then outstanding shares of Series A preferred stock, voting separately as a class, will be required to amend certain provisions of the Kalaris certificate of incorporation, in a manner that adversely affects the Series A preferred stock or

AlloVir’s amended and restated certificate of incorporation. Notwithstanding any other provisions of AlloVir’s amended and restated certificate of incorporation, AlloVir’s amended and restated bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend AlloVir’s amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

increases or decreases the total number of authorized shares of Series A preferred stock.

The affirmative vote of the holders representing 85% of the then outstanding shares of Series B preferred stock, voting separately as a class, will be required to amend certain provisions of the Kalaris certificate of incorporation, in a manner that adversely affects the Series B preferred stock or increases or decreases the total number of authorized shares of Series B preferred stock.

Holders of Kalaris common stock shall not be entitled to vote on any amendment to the Kalaris certificate of incorporation that relates solely to the terms of one or more outstanding series of Kalaris preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Kalaris certificate of incorporation or pursuant to the DGCL.

Notwithstanding any other provisions of the Kalaris certificate of incorporation, the Kalaris bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend the Kalaris certificate of incorporation pursuant to Section 242 of the DGCL.

Amendment of Bylaws
The affirmative vote of not less than 75% of the outstanding shares of capital stock entitled to vote, voting together as a single class, is required to amend or repeal AlloVir’s amended and restated bylaws; provided, however, that if the AlloVir board of directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class. The AlloVir board of directors also has the power to amend or repeal AlloVir’s amended and restated bylaws by the affirmative vote of a majority of the directors then in office.	The stockholders of Kalaris holding at least a majority of the voting power of Kalaris’ outstanding voting stock then entitled to vote at an election of directors shall have the power to adopt, amend or repeal the Kalaris bylaws, or the Kalaris board of directors may adopt, amend or repeal the Kalaris bylaws.

Limitation on Director Liability
A director of AlloVir will not be personally liable to AlloVir or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to AlloVir or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the	To the fullest extent permitted by law, a Kalaris director shall not be personally liable to Kalaris or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of the Kalaris certificate of incorporation to authorize corporate action further

DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to AlloVir will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Any amendment, repeal or modification of applicable law shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.	eliminating or limiting the personal liability of directors, then the liability of a Kalaris director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Indemnification
To the fullest extent permitted by the DGCL, AlloVir is authorized to provide indemnification of (and advancement of expenses to) directors, officers and non-officer employees of AlloVir (and any other persons to which applicable law permits AlloVir to provide indemnification) through provisions of AlloVir’s amended and restated certificate of incorporation, amended and restated bylaws, agreements with such persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by the DGCL. If the DGCL is amended to authorize broader indemnification rights than such law permitted AlloVir to provide prior to such amendment, then the liability of a director to AlloVir will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

To the fullest extent permitted by applicable law, Kalaris may indemnify and hold harmless against all expenses, liability and loss reasonably incurred or suffered by such directors and officers in connection therewith provided that such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to be in the best interests of Kalaris, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Kalaris shall not be required to advance any expenses to a person against whom Kalaris directly brings a claim, in a proceeding, alleging that such person has breached such person’s duty of loyalty to Kalaris, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

Conversion Rights
AlloVir does not have any outstanding shares of undesignated preferred stock.	The Kalaris certificate of incorporation provides that each share of Kalaris preferred stock shall be convertible, at the option of the holder thereof, at any time and from time to time, without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Kalaris common stock at the conversion rate set forth in the Kalaris certificate of incorporation; however, any shares of Series B-2 preferred stock may not be voluntarily converted by a Participating Holder (as defined in the Kalaris certificate of incorporation) or a Defaulting Holder (as defined in the Kalaris certificate of incorporation) prior to such holder’s purchase of such holder’s full Subsequent Tranche Closings Amount (as defined in the note purchase agreement).

In addition, upon either (a) (1) the closing of the sale of shares of Kalaris common stock to the public at a price of at least $3.75 per share (subject to appropriate adjustment), in a firm-commitment underwritten public offering, resulting in at least $75 million of gross proceeds to Kalaris, or (2) the closing of a SPAC Transaction (as defined in the Kalaris certificate of incorporation), or (b) the date and time, or the occurrence of an event, specified by vote or written consent in accordance with the terms of the Kalaris certificate of incorporation, then all outstanding shares of Kalaris preferred stock will be converted into shares of Kalaris common stock.

In addition, in the event that any holder of shares of preferred stock that purchases from Kalaris a convertible promissory note in connection with the October 2024 Financing pursuant to the note purchase agreement subsequently fails to fund its Subsequent Tranche Closing Amount (as defined in the note purchase agreement) at the applicable Subsequent Tranche Closing (as defined in the note purchase agreement), then each ten shares of Series B-2 preferred stock held by such holder (including all shares of Series B-2 preferred stock issued upon conversion of a note, if applicable) shall automatically, and without any further action on the part of such holder, be converted into one share of Kalaris common stock, effective upon, subject to, and concurrently with, the applicable Subsequent Tranche Closing.

Right of First Refusal
AlloVir does not have a right of first refusal in place.	Pursuant to the ROFR Agreement, certain stockholders party to the ROFR Agreement (a “key holder”) wishing to transfer any shares of Kalaris capital stock must first provide Kalaris with the right to purchase such shares. In such an event, if Kalaris does not elect to exercise its right of first refusal in full, certain investors party to the ROFR Agreement, or the Major Investors, have a secondary right of first refusal to purchase all or any portion of the shares of Kalaris common stock which are proposed for sale or transfer by the key holders

Right of Co-Sale
AlloVir does not have a right of co-sale in place.	Pursuant to the ROFR Agreement, each Investor (as defined in the ROFR Agreement) has a right of co-sale with respect to any Kalaris capital stock proposed to be transferred or sold by any key holder which is not earlier purchased by Kalaris by exercise of its right of first refusal (as described above) or by any Major Investor by exercise of their secondary right of first refusal (as described above).

Preemptive Rights
AlloVir stockholders do not have preemptive rights. Thus, if additional shares of AlloVir common stock are issued, the current holders of AlloVir common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Pursuant to the Kalaris Investor Rights Agreement, if Kalaris proposes to offer or sell certain new securities, Kalaris, must first offer such new securities to certain investors party to the Kalaris Investor Rights Agreement.

Distributions to Stockholders
Dividends may be declared and paid or set apart for payment upon AlloVir’s common stock, subject to the provisions of AlloVir’s amended and restated certificate of incorporation and applicable law, if any, out of any assets or funds of AlloVir legally available for the payment of dividends, but only when and as declared by the board of directors or any authorized committee thereof. The AlloVir board of directors may fix a record date for the determination of holders of common stock entitled to receive payment of a dividend or other distribution, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

Dividend rights of the holders of Kalaris common stock are subject to and qualified by the rights, powers, and preferences of the holders of the Kalaris preferred stock.

Kalaris shall not declare, pay or set aside dividends on shares of any other class or series of Kalaris capital stock (other than dividends on shares of Kalaris common stock payable in shares of Kalaris common stock) unless (in addition to obtaining any of the consents required in the Kalaris certificate of incorporation) the holders of the Kalaris preferred stock then outstanding shall first receive, or simultaneously receive, certain dividends as set forth in the Kalaris certificate of incorporation.

Exclusive Forum
Unless AlloVir consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of AlloVir, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of AlloVir to AlloVir or AlloVir’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or AlloVir’s amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless AlloVir consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of AlloVir shall be deemed to have notice of and consented to the forum selection provision of AlloVir’s amended and restated certificate of incorporation.	Unless Kalaris consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Kalaris, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Kalaris to Kalaris or Kalaris stockholders, (iii) any action asserting a claim against Kalaris, its directors, officers or employees arising pursuant to any provision of the DGCL or the Kalaris certificate of incorporation or the Kalaris bylaws or (iv) any action asserting a claim against Kalaris, its directors, officers or employees governed by the internal affairs doctrine.

Registration Rights
Certain holders of AlloVir’s capital stock that are party to an Investors’ Rights Agreement with AlloVir and have certain registration rights, including the right to demand that AlloVir file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that AlloVir is otherwise filing, so-called “piggyback” registration rights.	Under the Kalaris Investor Rights Agreement, certain holders of Kalaris capital stock that are party to the Kalaris Investor Rights Agreement have certain registration rights, including the right to demand that Kalaris file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Kalaris is otherwise filing, so-called “piggyback” registration rights.

Stock Transfer Restrictions Applicable to Stockholders
Shares of AlloVir are transferable in the manner prescribed by the DGCL.	No holder of shares of Kalaris capital stock may transfer, sell, assign, pledge, enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of, or otherwise in any matter dispose of or encumber, whether voluntarily or by operation of law, or by gift or otherwise, shares of Kalaris capital stock or any right or interest therein without the prior consent of Kalaris, in its sole discretion, and such holder otherwise complying with the requirements of the Kalaris bylaws; provided that shares of Kalaris capital stock may be permitted in a Permitted Transfer (as defined in the Kalaris bylaws).

PRINCIPAL STOCKHOLDERS OF ALLOVIR

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus gives effect to the reverse stock split.

The following table sets forth information, to the extent known by AlloVir or ascertainable from public filings, with respect to the beneficial ownership of AlloVir common stock as of January 15, 2025 by:

•	each of AlloVir’s directors;

•	each of AlloVir’s named executive officers;

•	all of AlloVir’s directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by AlloVir to beneficially own greater than 5% of AlloVir’s common stock.

The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 5,040,851 shares of AlloVir common stock outstanding as of January 15, 2025.

Beneficial ownership is determined by the rules of the SEC and includes voting or investment power with respect to AlloVir common stock. Shares of AlloVir common stock subject to options that are currently exercisable or are exercisable within 60 days after January 15, 2025 and restricted stock units (“RSUs”), that will be vested within 60 days after January 15, 2025 are considered to be outstanding for purposes of computing the percentage ownership of the persons holding these options and RSUs, but are not to be considered outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each person listed below is c/o AlloVir, Inc., PO Box 44, 1661 Massachusetts Avenue, Lexington, MA 02420.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
ElevateBio LLC(1)	724,989	14.38%
Gilead Sciences, Inc.(2)	723,273	14.35%
EcoR1 Capital, LLC (3)	463,276	9.19%
Entities affiliated with F2(4)	427,308	8.48%
Invus Public Equities, L.P.(5)	286,833	5.69%
Octagon Capital Advisors LP(6)	487,043	9.66%
Named Executive Officers and Directors:
Diana Brainard(7)	111,314	2.17%
Edward Miller(8)	36,178	*
Vikas Sinha(9)	803,958	15.83%
Derek Adams(10)	2,500	*
Jeffrey S. Bornstein(11)	6,422	*
Malcolm Brenner(12)	13,106	*
David Hallal(13)	915,936	17.95%
Morana Jovan-Embiricos(14)	1,158,285	22.96%
Shawn Tomasello(15)	4,062	*
Juan Vera(16)	106,410	2.11%
Brett Hagen(17)	8,635	*
All Current Executive Officers and Directors as a group (10 persons)(18)	1,605,514	30.99%

*	Represents holdings of less than 1%.

(1)

This information is based on the Schedule 13D/A filed with the Securities and Exchange Commission by ElevateBio LLC on August 5, 2022. The mailing address of ElevateBio LLC is 200 Smith Street, Waltham, MA 02451. David Hallal, Vikas Sinha and Morana Jovan-Embiricos are directors of ElevateBio LLC.

(2)

Based on the Schedule 13G/A filed with the Securities and Exchange Commission by Gilead Sciences, Inc. on February 13, 2024. The mailing address of Gilead Sciences, Inc. is 333 Lakeside Drive, Foster City, CA 94404.

(3)

Based on the Schedule 13G filed with the Securities and Exchange Commission by EcoR1 Capital, LLC on February 1, 2024. The mailing address of EcoR1 Capital, LLC is 357 Tehama Street #3, San Francisco, CA 94103.

(4)

Based on the Schedule 13D filed with the Securities and Exchange Commission by entities affiliated with F2 on August 5, 2022, including (a) 29,046 shares of common stock held by F2 TPO Investment, LLC, (b) 89,560 shares of common stock held by F2 MG Limited, (c) 88,634 shares of common stock held by F2 MC, LLC, (d) 182,342 shares of common stock held by F2 Capital I 2020 LLC and (e) 37,725 shares of common stock held by F2 Bioscience AV 2022 LLC. The mailing address for F2 MG Limited is PO Box 3175, Road Town, Tortola, BVA, with correspondence address at c/o LJ Fiduciary, 8 Rue Saint-Leger, CH 1205, Geneva, Switzerland.

(5)

Based on the Schedule 13G/A filed with the Securities and Exchange Commission by Invus Public Equities, L.P. on August 2, 2024. Invus Public Equities directly held 286,833 shares. Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and, accordingly, may be deemed to beneficially own the shares held by Invus Public Equities. Invus Global Management, as the managing member of Invus PE Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the shares that Invus PE Advisors may be deemed to beneficially own. Siren, as the managing member of Invus Global Management, controls Invus Global Management and, accordingly, may be deemed to beneficially own the shares that Invus Global Management may be deemed to beneficially own.

Mr. Raymond Debbane, as the managing member of Siren, controls Siren and, accordingly, may be deemed to beneficially own the shares that Siren may be deemed to beneficially own. The mailing address of Invus Public Equities, L.P. is 750 Lexington Avenue, 30th Floor, New York, NY 10022.

(6)

Based on the Schedule 13G filed with the Securities and Exchange Commission by Octagon Capital Advisors LP (“Octagon”), Octagon Investments Master Fund LP (“Master Fund”), and Ting Jia on October 11, 2024. Octagon is the investment advisor to the Master Fund. Mr. Jia, as the managing member of Octagon, controls Octagon. By virtue of these relationships each of Octagon and Mr. Jia may be deemed to beneficially own the shares held by the Master Fund. The Master Fund holds the shares for the benefit of its investors. The Master Fund and Octagon, for the benefit of its investors, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. The mailing address of each of Octagon Capital Advisors, Master Fund and Mr. Jia is 654 Madison Avenue, 21st Floor, New York, NY 10065.

(7)	Consists of (a) 31,450 shares of common stock held by Diana Brainard, M.D., and (b) 79,864 shares of common stock underlying options that are exercisable within 60 days of January 15, 2025.
(8)

Consists of (a) 3,631 shares of common stock held by Edward Miller, (b) 417 restricted stock units vesting within 60 days of January 15, 2025, (c) 17,072 shares of common stock underlying options held by Edward Miller that are exercisable within 60 days of January 15, 2025 and (d) 15,058 shares of common stock held by The Miller Family 2019 Irrevocable Dynasty Trust. Mr. Miller is a trustee of the previously listed trust and may be deemed to beneficially own these securities.

(9)

Consists of (a) 42,506 shares of common stock held by Vikas Sinha, (b) 992 restricted stock units vesting within 60 days of January 15, 2025, (c) 35,471 shares of common stock underlying options held by Vikas Sinha that are exercisable within 60 days of January 15, 2025 and (d) 724,989 shares of common stock held by ElevateBio LLC. Mr. Sinha is a director and the Chief Financial Officer of ElevateBio LLC. Mr. Sinha, David Hallal and Morana Jovan-Embiricos, Ph.D., members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by ElevateBio LLC. Such persons disclaim beneficial ownership of all shares of common stock held by ElevateBio LLC except to the extent of any indirect pecuniary interests therein.

(10)	Consists of (a) 1,521 shares of common stock held by Derek Adams and (b) 978 shares of common stock underlying options that are exercisable within 60 days of January 15, 2025.
(11)	Consists of (a) 3,270 shares of common stock held by Jeffrey Bornstein, and (b) 3,152 shares of common stock underlying options that are exercisable within 60 days of January 15, 2025.
(12)

Consists of (a) 2,836 shares of common stock held by Malcolm Brenner, M.D., Ph.D., (b) 7,118 shares of common stock held by The Malcolm and Cliona Brenner Revocable Trust, of which Dr. Brenner is a trustee and settlor, and (c) 3,152 shares of common stock underlying options held by Malcolm Brenner, M.D., Ph.D. that are exercisable within 60 days of January 15, 2025. Dr. Brenner disclaims beneficial ownership of the securities held by The Malcolm and Cliona Brenner Revocable Trust except to the extent of his pecuniary interest therein.

(13)

Consists of (a) 91,283 shares of common stock held by David Hallal, (b) 399 restricted stock units vesting within 60 days of January 15, 2025, (c) 61,910 shares of common stock underlying options held by David Hallal that are exercisable within 60 days of January 15, 2025, (d) 31,346 shares of common stock held by The Hallal Family Irrevocable Trust 2012, (e) 6,006 shares of common stock held by Terrie A. Hallal Family Irrevocable Trust 2012 and (f) 724,989 shares of common stock held by ElevateBio LLC. Mr. Hallal is a trustee of the previously listed trusts and may be deemed to beneficially own these securities. Mr. Hallal is the Chairman and Chief Executive Officer of ElevateBio LLC. Mr. Hallal, Vikas Sinha and Morana Jovan-Embiricos, Ph.D., members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by ElevateBio LLC. Such persons disclaim beneficial ownership of all shares of common stock held by ElevateBio LLC except to the extent of any indirect pecuniary interests therein.

(14)

Consists of (a) 2,836 shares of common stock held by Morana Jovan-Embiricos, Ph.D., (b) 3,152 shares of common stock underlying options held by Morana Jovan-Embiricos, Ph.D. that are exercisable within 60 days of January 15, 2025, (c) 29,046 shares of common stock held by F2 TPO Investment, LLC, (d) 89,560 shares of common stock held by F2 MG Ltd., (e) 88,634 shares of common stock held by F2 MC, LLC, (f) 182,342 shares of common stock held by F2 Capital I 2020 LLC, and (g) 37,725 shares of common stock held by F2 Bioscience AV 2022 LLC and (h) 724,989 shares of common stock held by ElevateBio LLC. Dr. Jovan-Embiricos is a director of ElevateBio LLC. Dr. Jovan-Embiricos, David Hallal and Vikas Sinha, members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by ElevateBio LLC. Such persons disclaim beneficial ownership of all shares of common stock held by ElevateBio LLC except to the extent of any indirect pecuniary interests therein. The mailing address for F2-TPO Investment, LLC, F2 MC, LLC and F2 Capital I 2020 LLC is c/o Singer McKeon, Inc., 8 West 28th Street, Suite 1001, New York, NY 10018. The mailing address for F2 MG Ltd. is PO Box 3175, Road Town, Tortola, BVA, with correspondence address at c/o LJ Fiduciary, 8 Rue Saint-Leger, CH 1205, Geneva, Switzerland. Morana Jovan-Embiricos, Ph.D. is a member of AlloVir’s board of directors and is the founding director of Globeways Holdings Limited, which is the appointed manager of each F2 MG Ltd., F2-TPO Investments, LLC, F2 MC, LLC and F2 Capital I 2020 LLC and makes investment decisions on behalf of such entities with respect to shares of common stock held by such entities. Morana Jovan-Embiricos, Ph.D. expressly disclaims beneficial ownership of the securities held by F2 MG Ltd., F2-TPO Investments, LLC, F2 MC, LLC and F2 Capital I 2020 LLC.

(15)	Consists of (a) 1,521 shares of common stock held by Shawn Tomasello and (b) 2,540 shares of common stock underlying options that are exercisable within 60 days of January 15, 2025.
(16)	Consists of (a) 103,258 shares of common stock held by Juan Vera, and (b) 3,152 shares of common stock underlying options that are exercisable within 60 days of January 15, 2025.
(17)

Consists of (a) 630 shares of common stock, (b) 315 restricted stock units vesting within 60 days of January 15, 2025 and (c) 7,690 shares of common stock underlying options that are exercisable within 60 days of January 15, 2025, held by Brett Hagen.

(18)	See notes (7) through (17) above.

PRINCIPAL STOCKHOLDERS OF KALARIS

The following table sets forth information, to the extent known by Kalaris, with respect to the beneficial ownership of Kalaris common stock as of January 15, 2025, by:

•	each of Kalaris’ directors;

•	each of Kalaris’ named executive officers;

•	all of Kalaris’ directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by Kalaris to beneficially own greater than 5% of Kalaris common stock.

The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 6,728,346 shares of Kalaris common stock outstanding as of January 15, 2025 and assuming the conversion of all outstanding shares of Kalaris preferred stock into an aggregate of 43,151,340 shares of Kalaris common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Kalaris common stock. Shares of Kalaris common stock that a person or entity has the right to acquire within 60 days of January 15, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person or entity holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the persons or entities identified in the table below have sole voting power and sole investment power with respect to the shares of Kalaris common stock beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address for each of the stockholders listed in the table below is c/o Kalaris Therapeutics, Inc., 628 Middlefield Road, Palo Alto, California 94301.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Samsara BioCapital, L.P.(1)	56,776,416	84.99%
Named Executive Officers and Directors:
Anthony Adamis, M.D.(2)	137,590	*
Srinivas Akkaraju, M.D., Ph.D.(3)	56,776,416	84.99%
Michael Dybbs, Ph.D.	—	—
Napoleone Ferrara, M.D.	2,500,000	5.01%
Jeffrey Nau, Ph.D.	—	—
Andrew Oxtoby(4)	591,035	1.17
Samir Patel, M.D.(5)	2,656,066	5.31%
Kourous Rezaei(6)	1,010,270	2.03%
All Current Executive Officers and Directors as a group (7 persons)(7)	62,661,107	92.53%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i) 1,200,000 shares of Kalaris common stock, (ii) 24,694,245 shares of Kalaris common stock issuable upon conversion of Kalaris Series A preferred stock, (iii) 9,957,095 shares of Kalaris common stock issuable upon conversion of Kalaris Series B-1 preferred stock, (iv) 4,000,000 shares of Kalaris common stock issuable upon conversion of Kalaris Series B-2 preferred stock and (v) 16,925,076 shares of Kalaris common stock issuable upon conversion of outstanding Kalaris convertible notes, each as held by Samsara BioCapital, L.P. (“Samsara LP”). Samsara BioCapital GP, LLC (“Samsara LLC”), is the general partner of Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. Dr. Srinivas Akkaraju, MD, Ph.D., has voting and investment power over the shares held by Samsara LLC and, accordingly, may be deemed to beneficially own the shares held by Samsara LP. Samsara LLC disclaims beneficial ownership in these shares except to the extent of its respective pecuniary interest therein.

(2)	Consists of 137,590 shares of Kalaris common stock underlying Kalaris options exercisable within 60 days of January 15, 2025.
(3)	Consists of the shares of Kalaris common stock described in note (1) above.
(4)	Consists of 591,035 shares of Kalaris common stock underlying Kalaris options exercisable within 60 days of January 15, 2025.
(5)

Consists of (i) 1,250,000 shares of Kalaris common stock, (ii) 500,000 shares of Kalaris common stock issuable upon conversion of Kalaris Series A preferred stock held by S&S New Hampshire Trust (“S&S Trust”), (iii) 720,000 shares of Kalaris common stock issuable upon conversion of Kalaris Series B-2 preferred stock held by Thomas Elden 2021 Ajax Trust (the “Ajax Trust”), of which Dr. Patel is trustee, and (iv) 186,066 shares of Kalaris common stock underlying Kalaris options exercisable within 60 days of January 15, 2025. Dr. Patel may be deemed to beneficially own the shares held by S&S Trust and the Ajax Trust.

(6)	Consists of 1,010,270 shares of Kalaris common stock held by the Kourous Rezaei 2024 Irrevocable Trust.
(7)

Consists of (i) 4,950,000 shares of Kalaris common stock, (ii) 25,194,245 shares of Kalaris Series A preferred stock, (iii) 9,957,095 shares of Kalaris Series B-1 preferred stock, (iv) 4,720,000 shares of Kalaris Series B-2 preferred stock, (v) 323,656 shares of Kalaris common stock underlying Kalaris options exercisable within 60 days of January 15, 2025 and (vi) 16,925,076 shares of Kalaris common stock issuable upon conversion of outstanding Kalaris convertible notes, each as beneficially owned by Kalaris’ current executive officers and directors.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth certain information with respect to the beneficial ownership of the combined company’s common stock immediately after consummation of the merger, assuming the consummation of the merger occurred as of January 15, 2025, for:

•	each person expected to be a director of the combined company;

•	each person expected to be a named executive officer of the combined company;

•	all of the combined company’s expected directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is expected by AlloVir and Kalaris to become the beneficial owner of greater than 5% of the combined company’s common stock.

The column entitled “Percentage of Shares Beneficially Owned” is based on a total of 19,880,786 shares of the combined company’s common stock expected to be outstanding upon consummation of the merger, assuming the merger occurred as of January 15, 2025 and giving effect to the reverse stock split, and assuming, prior to the closing of the merger, (1) that the holders of a majority of the outstanding principal amount of indebtedness represented by all of the series of notes issued in the convertible note financing elect to convert the outstanding principal and accrued interest, as of January 15, 2025, under the 2024 bridge notes into shares of common stock of Kalaris at a price per share equal to $1.25, (2) the outstanding principal and accrued interest under the January 2025 bridge notes, as of January 15, 2025, converts into shares of Series B-2 preferred stock of Kalaris at a price per share equal to $4.7841, which is the estimated Company Value Per Share (as defined in the Merger Agreement) as of January 15, 2025, and (3) that Samsara LP elects to convert the outstanding principal and accrued interest under the March 2024 Note, as of January 15, 2025, into shares of common stock of Kalaris at a price per share equal to $1.25, and which excludes an estimated 344,579 shares of AlloVir common stock expected to be issued at the closing of the merger following conversion of the Kalaris convertible promissory notes that are expected to be issued in the additional permitted bridge financing (as defined below) into shares of Series B-2 preferred stock of Kalaris immediately prior to the effective time, excluding accrued interest.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the combined company’s common stock. Shares of the combined company’s commons stock that a person or entity has the right to acquire within 60 days of January 15, 2025, assuming the consummation of the merger occurred on such date, are deemed outstanding for purposes of computing the percentage ownership of the person or entity holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the persons or entities identified in the table below have sole voting power and sole investment power with respect to the shares of the combined company’s common stock beneficially owned by them, subject to community property laws, where applicable.

The table below assumes that, based on AlloVir’s and Kalaris’ capitalization as of January 15, 2025, the exchange ratio is estimated to be equal to approximately 0.2198, after giving effect to the reverse stock split. The exchange ratio assumes (a) a valuation of AlloVir of $116 million, which is subject to adjustment to the extent that AlloVir’s net cash at closing of the merger is above or below $100 million by more than $1 million (provided that AlloVir’s net cash at closing of the merger shall be no less than $95 million), in which case AlloVir’s valuation will be adjusted on a dollar-for-dollar basis by the difference of (i) AlloVir’s net cash at closing of the merger and (ii) $100 million, and (b) a valuation for Kalaris of $347 million. See the section entitled, “The Merger Agreement – Exchange Ratio”. Based on these assumptions, immediately after the merger, AlloVir securityholders as of immediately prior to the merger are expected to own approximately 24.66% of the outstanding shares of the combined company and former Kalaris securityholders are expected to own approximately 75.34% of the outstanding shares of the combined company, subject to certain assumptions, including, but not limited to AlloVir’s net cash as of closing of the merger being $100 million.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Samsara BioCapital, L.P.(1)	12,427,514	62.51%
Named Executive Officers and Directors:
Anthony Adamis, M.D.(2)	30,242	*
Srinivas Akkaraju, M.D., Ph.D.(3)	12,427,514	62.51%
Michael Dybbs, Ph.D.	—	—
Napoleone Ferrara, M.D. (4)	549,500	2.76%
David Hallal (5)	853,624	4.29%
Morana Jovan-Embiricos, Ph.D. (6)	1,155,132	5.81%
Jeffrey Nau, Ph.D.	—	—
Andrew Oxtoby (7)	129,909	*
Samir Patel, M.D.(8)	616,470	3.09%
All Expected Executive Officers and Directors as a group (9 persons) (9)	15,762,391	79.00%

*	Represents beneficial ownership of less than 1%.
(1)

Consists of 12,427,514 shares of the combined company’s common stock as held by Samsara LP. Samsara LLC is the general partner of Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. Dr. Srinivas Akkaraju, MD, Ph.D., has voting and investment power over the shares held by Samsara LLC and, accordingly, may be deemed to beneficially own the shares held by Samsara LP. Samsara LLC disclaims beneficial ownership in these shares except to the extent of its respective pecuniary interest therein.

(2)	Consists of 30,242 shares of the combined company’s common stock underlying options under the Kalaris plan exercisable within 60 days of January 15, 2025.
(3)	Consists of the shares of the combined company’s common stock described in note (1) above.
(4)	Consists of 549,500 shares of the combined company’s common stock.
(5)

Consists of (a) 91,283 shares of common stock held by David Hallal, (b) 31,346 shares of common stock held by The Hallal Family Irrevocable Trust 2012, (c) 6,006 shares of common stock held by Terrie A. Hallal Family Irrevocable Trust 2012 and (d) 724,989 shares of common stock held by ElevateBio LLC. Mr. Hallal is a trustee of the previously listed trusts and may be deemed to beneficially own these securities. Mr. Hallal is the Chairman and Chief Executive Officer of ElevateBio LLC. Mr. Hallal, Vikas Sinha and Morana Jovan-Embiricos, Ph.D., members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by ElevateBio LLC. Such persons disclaim beneficial ownership of all shares of common stock held by ElevateBio LLC except to the extent of any indirect pecuniary interests therein.

(6)

Consists of (a) 2,836 shares of common stock held by Morana Jovan-Embiricos, Ph.D., (b) 29,046 shares of common stock held by F2 TPO Investment, LLC, (c) 89,560 shares of common stock held by F2 MG Ltd., (d) 88,634 shares of common stock held by F2 MC, LLC, (e) 182,342 shares of common stock held by F2 Capital I 2020 LLC, and (f) 37,725 shares of common stock held by F2 Bioscience AV 2022 LLC and (g) 724,989 shares of common stock held by ElevateBio LLC. Dr. Jovan-Embiricos is a director of ElevateBio LLC. Dr. Jovan-Embiricos, David Hallal and Vikas Sinha, members of the board of directors of ElevateBio LLC, may be deemed to have shared voting and investment power over the shares of common stock held of record by ElevateBio LLC. Such persons disclaim beneficial ownership of all shares of common stock held by ElevateBio LLC except to the extent of any indirect pecuniary interests therein. The mailing address for F2-TPO Investment, LLC, F2 MC, LLC and F2 Capital I 2020 LLC is c/o Singer McKeon, Inc., 8 West 28th Street, Suite 1001, New York, NY 10018. The mailing address for F2 MG Ltd. is PO Box 3175, Road Town, Tortola, BVA, with correspondence address at c/o LJ Fiduciary, 8 Rue Saint-Leger, CH 1205, Geneva, Switzerland. Morana Jovan-Embiricos, Ph.D. is a member of AlloVir’s board of directors and is the founding director of Globeways Holdings Limited, which is the appointed manager of each F2 MG Ltd., F2-TPO Investments, LLC, F2 MC, LLC and F2 Capital I 2020 LLC and makes investment decisions on behalf of such entities with respect to shares of common stock held by such entities. Morana Jovan-Embiricos, Ph.D. expressly disclaims beneficial ownership of the securities held by F2 MG Ltd., F2-TPO Investments, LLC, F2 MC, LLC and F2 Capital I 2020 LLC.

(7)	Consists of 129,909 shares of Kalaris common stock underlying Kalaris options exercisable within 60 days of January 15, 2025.
(8)

Consists of (i) 274,750 shares of the combined company’s common stock, (ii) 109,900 shares of the combined company’s common stock held by S&S Trust, (iii) 190,923 shares of the combined company’s common stock held by the Ajax Trust, of which Dr. Patel is trustee, and (iv) 40,897 shares of the combined company’s common stock underlying options under the 2020 plan exercisable within 60 days of January 15, 2025. Dr. Patel may be deemed to beneficially own the shares held by S&S Trust and the Ajax Trust.

(9)

Consists of (i) 15,561,342 shares of the combined company’s common stock and (ii) 201,049 shares of the combined company’s common stock underlying options of the combined company exercisable within 60 days of January 15, 2025, each as beneficially owned by the combined company’s expected executive officers and directors.

LEGAL MATTERS

Goodwin Procter LLP will pass upon the validity of AlloVir’s common stock offered by this proxy statement/prospectus.

EXPERTS

The financial statements of AlloVir, Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Kalaris Therapeutics, Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

AlloVir is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains AlloVir’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

AlloVir also makes available free of charge on or through its website at www.allovir.com under the “Investors & Media” menu, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after AlloVir electronically files such material with or otherwise furnishes it to the SEC. Information included on these websites is not incorporated by reference into and does not constitute a part of this proxy statement/prospectus.

Investors may also access Kalaris’ website for more information about Kalaris. Kalaris’ website is https://kalaristx.com. Information included on this website is not incorporated by reference into and does not constitute a part of this proxy statement/prospectus.

AlloVir has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of AlloVir common stock to be issued to Kalaris stockholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about AlloVir and AlloVir common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

AlloVir has supplied all the information contained in this proxy statement/prospectus relating to AlloVir, and Kalaris has supplied all information contained in this proxy statement/prospectus relating to Kalaris.

If you are an AlloVir stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact AlloVir’s proxy solicitor, MacKenzie Partners, Inc., at the following address and telephone number:

Call Toll Free: (212) 929-5500 or (800) 322-2885

Email: proxy@mackenziepartners.com

OTHER MATTERS

Stockholder Proposals

Stockholder Recommendations for Director Nominations

AlloVir’s amended and restated bylaws provide that, for nominations of persons for election to AlloVir’s board of directors or other proposals to be considered at an annual meeting of AlloVir’s stockholders, a stockholder must give written notice to AlloVir’s corporate secretary at AlloVir, Inc., PO Box 44, 1661 Massachusetts Avenue, Lexington, Massachusetts 02420, not later than the close of business 90 days, nor earlier than the close of business 120 days, prior to the first anniversary of the date of the preceding year’s annual meeting, so that it is received by AlloVir no earlier than February 6, 2025 and no later than March 8, 2025. However, AlloVir’s amended and restated bylaws also provide that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Any nomination must include all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors in election contests or is otherwise required under Regulation 14A of the Exchange Act, the person’s written consent to be named in the proxy statement and to serve as a director if elected and such information as AlloVir might reasonably require to determine the eligibility of the person to serve as a director. As to other business, the notice must include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest of such stockholder (and the beneficial owner) in the proposal. The proposal must be a proper subject for stockholder action. In addition, to make a nomination or proposal, the stockholder must be of record at the time the notice is made and must provide certain information regarding itself (and the beneficial owner), including the name and address, as they appear on AlloVir’s books, of the stockholder proposing such business, the number of shares of AlloVir’s capital stock which are, directly or indirectly, owned beneficially or of record by the stockholder proposing such business or its affiliates or associates (as defined in Rule 12b-2 promulgated under the Exchange Act) and certain additional information.

The advance notice requirements for AlloVir’s annual meeting are as follows: a stockholder’s notice shall be timely if delivered to AlloVir’s corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at AlloVir’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the annual meeting for the preceding year. AlloVir’s bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Requirements for Stockholder Proposals to be Considered for Inclusion in AlloVir’s Proxy Materials

In addition to the requirements stated above, any stockholder who wishes to submit a proposal for inclusion in AlloVir’s proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in AlloVir’s proxy materials relating to AlloVir’s 2025 annual meeting of stockholders, all applicable requirements of Rule 14a-8 must be satisfied and AlloVir must receive such proposals no later than December 24, 2024. Such proposals must be delivered by mail to AlloVir’s corporate secretary at AlloVir, Inc., PO Box 44, 1661 Massachusetts Avenue, Lexington, Massachusetts 02420. AlloVir also encourage you to submit any such proposals via email to ir@allovir.com.

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the AlloVir’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934 no later than April 7, 2025.

Communication with the Directors of AlloVir

Any interested party with concerns about AlloVir may report such concerns to AlloVir’s board of directors or its chairman or nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

c/o AlloVir, Inc.

PO Box 44, 1661 Massachusetts Avenue

Lexington, Massachusetts 02420

United States

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, supplier, or other interested party.

A copy of any such written communication may also be forwarded to AlloVir’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with AlloVir’s legal counsel, with independent advisors, with non-management directors, or with AlloVir’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which AlloVir receives repetitive or duplicative communications.

The audit committee of AlloVir’s board of directors oversees the procedures for the receipt, retention, and treatment of complaints received by AlloVir regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the AlloVir special meeting, a number of brokers with account holders who are AlloVir stockholders will be “householding” AlloVir’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or AlloVir. Direct the written request to PO Box 44, 1661 Massachusetts Avenue, Lexington, Massachusetts 02420, Attention: Corporate Secretary. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

AlloVir, Inc.

Kalaris Therapeutics, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of AlloVir, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AlloVir, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations incurred since inception, the expectation of continuing losses for the foreseeable future, and discontinuation of all clinical trials and research activities, as well as the Company’s workforce reduction plan, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

March 15, 2024 (January 17, 2025, as to the effects of the reverse stock split described in Note 1)

We have served as the Company’s auditor since 2019.

ALLOVIR, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and per share amounts)	2023	2022
Assets
Current assets:
Cash and cash equivalents	$90,121	$106,092
Short-term investments	93,822	127,703
Interest receivable	206	157
Prepaid expenses and other current assets	3,486	7,100
Prepaid expenses to related party	—	2,000

Total current assets	187,635	243,052
Restricted cash	852	852
Other assets	122	612
Property and equipment, net	—	930
Operating lease right-of-use assets	2,187	31,633

Total assets	$190,796	$277,079

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$6,761	$3,004
Accrued expenses	10,086	13,985
Income tax payable	—	128
Operating lease liability, current	10,781	7,165
Amount due to related party	739	56

Total current liabilities	28,367	24,338
Operating lease liability, long-term	16,648	28,222

Total liabilities	45,015	52,560

Stockholders’ equity:
Preferred stock, $0.0001 par value: 10,000,000 shares authorized at December 31, 2023 and December 31, 2022, respectively; 0 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	—	—
Common stock, $0.0001 par value: 300,000,000 and 150,000,000 shares authorized at December 31, 2023 and December 31, 2022, respectively; 4,963,197 and 4,055,133 shares issued at December 31, 2023 and December 31, 2022, respectively; and 4,962,997 and 4,047,531 shares outstanding at December 31, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	802,036	690,762
Accumulated other comprehensive loss	(62)	(468)
Accumulated deficit	(656,193)	(465,775)

Total stockholders’ equity	145,781	224,519

Total liabilities and stockholders’ equity	$190,796	$277,079

The accompanying notes are an integral part of these consolidated financial statements.

ALLOVIR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
(in thousands, except share and per share amounts)	2023	2022
Operating expenses:
Research and development	$133,070	$118,870
General and administrative	48,261	52,332
Impairment costs	18,570	—

Total operating expenses	199,901	171,202

Loss from operations	(199,901)	(171,202)
Total other income (loss), net:
Interest income	5,734	1,876
Other income (loss), net	3,623	351

Loss before income taxes	(190,544)	(168,975)
Income tax benefit	(126)	(265)

Net loss	$(190,418)	$(168,710)

Net loss per share — basic and diluted	$(42.09)	$(50.60)

Weighted-average common shares outstanding — basic and diluted	4,524,226	3,332,819

Comprehensive loss:
Net loss	$(190,418)	$(168,710)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities	406	(313)

Total other comprehensive income (loss)	406	(313)

Comprehensive loss	$(190,012)	$(169,023)

The accompanying notes are an integral part of these consolidated financial statements.

ALLOVIR, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Equity
(in thousands, except share amounts)	Shares	Amount
Balance at December 31, 2021	2,763,734	$—	$522,486	$(155)	$(297,065)	$225,266
Stock-based compensation	—	—	41,315	—	—	41,315
Issuance of common stock, upon vesting of restricted stock	83,139	—	—	—	—	—
Purchase of common stock under the 2020 Employee Stock Purchase Plan	6,828	—	536	—	—	536
Issuance of common stock in registered direct offering, net of $0.2 million issuance costs	1,193,830	—	126,425	—	—	126,425
Unrealized loss on available-for-sale securities	—	—	—	(313)	—	(313)
Net loss	—	—	—	—	(168,710)	(168,710)

Balance at December 31, 2022	4,047,531	$—	$690,762	$(468)	$(465,775)	$224,519
Stock-based compensation	—	—	40,779	—	—	40,779
Issuance of common stock, upon vesting of restricted stock	40,065	—	—	—	—	—
Purchase of common stock under the 2020 Employee Stock Purchase Plan	5,836	—	326	—	—	326
Issuance of common stock in public offering, net of underwriting discounts, commissions and offering costs	869,565	—	70,169	—	—	70,169
Unrealized gain on available-for-sale securities	—	—	—	406	—	406
Net loss	—	—	—	—	(190,418)	(190,418)

Balance at December 31, 2023	4,962,997	$—	$802,036	$(62)	$(656,193)	$145,781

The accompanying notes are an integral part of these consolidated financial statements.

ALLOVIR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(in thousands)	2023	2022
Cash flows from operating activities
Net loss	$(190,418)	$(168,710)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	398	723
Non-cash lease expense	7,893	1,842
Impairment costs	18,570
Accretion of short-term investment discounts	(3,698)	(1,076)
Stock-based compensation expense	40,779	41,315
Changes in operating assets and liabilities:
Interest receivable	(49)	(107)
Prepaid expenses and other current assets and prepaid expenses to related party	5,614	(3,028)
Other assets	(900)	490
Income tax payable	(128)	(879)
Accounts payable, accrued expenses, other liabilities and amount due to related party	(2,512)	(12,622)

Net cash used in operating activities	(124,451)	(142,052)
Cash flows from investing activities
Purchase of short-term investments	(125,827)	(228,806)
Maturities of short-term investments	163,812	148,328

Net cash provided by (used in) investing activities	37,985	(80,478)
Cash flows from financing activities
Proceeds from issuance of common stock in public offering, net of underwriting discounts, commissions and offering costs	70,169	—
Proceeds from issuance of common stock in registered direct offering, net of issuance costs	—	126,425
Proceeds from issuance of stock under the 2020 Employee Stock Purchase Plan	326	536

Net cash provided by financing activities	70,495	126,961

Net decrease in cash, cash equivalents, and restricted cash	(15,971)	(95,569)
Cash, cash equivalents, and restricted cash at beginning of period	106,944	202,513

Cash, cash equivalents, and restricted cash at end of period	$90,973	$106,944

Non-cash investing and financing activities
Unrealized gain (loss) on available-for-sale securities	$406	$(313)
Right-of-use assets obtained in exchange for operating lease liability	$—	$14,717
Reduction of right-of-use asset due to modification and remeasurement	$(4,904)	$(5,506)
Purchase of property and equipment included in accounts payable and accrued expenses	$—	$104
Supplemental disclosure of cash flows
Income taxes paid, net of refunds	$220	$613

	Years Ended December 31,
	2023	2022
Cash and cash equivalents	$90,121	$106,092
Restricted cash	852	852

Total cash, cash equivalents, and restricted cash	$90,973	$106,944

The accompanying notes are an integral part of these consolidated financial statements.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business

AlloVir, Inc. (“AlloVir” or “the Company”, formerly known as ViraCyte, Inc.) is a cell therapy company developing highly innovative allogeneic T cell therapies to treat and prevent devastating viral diseases. The Company’s innovative and proprietary virus-specific T cell, or VST, therapy platform allows AlloVir to generate off-the-shelf VSTs designed to restore immunity in patients with T cell deficiencies who are at risk from the life-threatening consequences of viral diseases. There is an urgent medical need for therapies to treat a large number of patients suffering from viral diseases who currently have limited or no treatment options. The Company’s platform includes three innovative, allogeneic, off-the-shelf VST therapy candidates targeting 11 different devastating viruses. The Company’s lead product candidate, posoleucel (previously referred to as Viralym-M or ALVR105), is a multi-VST therapy that targets six viruses: adenovirus, or AdV, BK virus, or BKV, cytomegalovirus, or CMV, Epstein-Barr virus, or EBV, human herpesvirus 6, or HHV-6 and JC virus, or JCV.

In December 2023, the Company announced the discontinuation of three Phase 3 registrational trials of posoleucel following separate, pre-planned Data Safety Monitoring Board, or DSMB, futility analyses that concluded the studies were unlikely to meet their primary endpoints. Specifically, the Company discontinued a multicenter, randomized, double-blind, placebo-controlled Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant. The Company also discontinued two multicenter, randomized, double-blind, placebo-controlled Phase 3 trials of posoleucel – one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection – both after allogeneic hematopoietic cell transplant.

In December 2023, the Company also announced that it would review the detailed datasets from those Phase 3 trials and launch a comprehensive review of strategic alternatives focused on maximizing stockholder value, including, but not limited to, a merger, sale, divestiture of assets, licensing, or other strategic transaction. The Company expects to devote substantial time and resources to exploring strategic alternatives that the board of directors believes will maximize stockholder value. Despite devoting significant efforts to identify and evaluate potential strategic alternatives, there can be no assurance that this strategic review process will result in us pursuing any transaction or that any transaction, if pursued, will be completed on attractive terms or at all. The Company has not set a timetable for completion of this strategic review process, and the board of directors has not approved a definitive course of action. Additionally, there can be no assurances that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated or lead to increased stockholder value, or that the Company will make any cash distributions to our stockholders. In connection with the evaluation of strategic alternatives and in order maximize capital preservation, the Company has implemented a plan to reduce our workforce by approximately 95%. This workforce reduction plan was approved in January 2024, and will take place primarily during the first quarter of 2024 and is expected to be substantially completed by April 15, 2024.

The Company’s pipeline includes additional investigational VST therapies that may benefit high-risk individuals. ALVR106 is the Company’s second off-the-shelf, multi-VST product candidate targeting devastating respiratory diseases caused by human metapneumovirus, or hMPV, influenza, parainfluenza virus, or PIV and respiratory syncytial virus, or RSV. A Phase 1b/2 POC clinical study of ALVR106 has completed enrollment of patients in Part A of the trial. The Company has paused development of ALVR106, including discontinuing the trial pending the outcome of the Company’s review of strategic alternatives. In the preclinical space, preclinical and IND-enabling studies of ALVR107 to treat and cure HBV were completed in 2022 to support advancement into a POC study. Clinical development of ALVR107 has been paused pending the outcome of the Company’s review of strategic alternatives.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse Stock Split

On January 9, 2025, the board of directors (the “Board”) of AlloVir, Inc. determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock, par value $0.0001 per share.

The reverse stock split ratio approved by the Board is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of AlloVir at the Special Meeting of Stockholders of AlloVir held on January 9, 2025.

The reverse stock split became effective at 4:05 p.m. Eastern Time on January 15, 2025, and AlloVir’s Common Stock began trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on January 16, 2025.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of Common Stock of AlloVir will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of AlloVir’s Common Stock on Nasdaq on January 15, 2025 (as adjusted for the reverse split). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse stock split.

Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

Since its inception and until recently, the Company devoted substantially all of its resources to recruiting personnel, developing its technology platform and advancing its pipeline of product candidates through discovery, preclinical and clinical trials, acquiring and manufacturing clinical trial materials and maintaining and building its intellectual property portfolio. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, success of clinical trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Should the Company resume development of its product candidates, the product candidates will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization.

Through December 31, 2023, the Company has funded its operations primarily with proceeds received from the sale of common stock, research grants, and from the sale of preferred stock. The Company has incurred recurring losses since its inception, including net losses attributable to common stockholders of $190.4 million for the year ended December 31, 2023 and $168.7 million for the year ended December 31, 2022. In addition, at December 31, 2023, the Company had an accumulated deficit of $656.2 million. The Company expects to continue to generate operating losses for the foreseeable future.

The Company has incurred and expects to continue to incur costs and expenditures in connection with the process of evaluating strategic alternatives. There can be no assurance, however, that the Company will be able to successfully consummate any particular strategic transaction. The process of evaluating strategic options has been and may continue to be costly, time-consuming and complex and the Company may incur significant costs related to this continued evaluation, such as legal, accounting and advisory fees and expenses and other related charges.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on current projections, the Company believes that its $183.9 million of cash, cash equivalents and short-term investments held at December 31, 2023 will be sufficient to fund planned operations for at least twelve months from the date that these consolidated financial statements are available to be issued. However, due to the consideration of certain qualitative factors, including the discontinuation of all clinical trials and research activities, as well as the Company’s workforce reduction plan, management has concluded there is substantial doubt regarding the Company’s ability to continue as a going concern for more than twelve months from the date that the consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Should the Company resume the development of product candidates, it would need to obtain substantial additional funding in connection with continuing operations, particularly as the Company resumes its preclinical activities and clinical trials for its product candidates. There can be no assurance that the Company will be able to obtain sufficient capital to cover its costs on acceptable terms, if at all.

ElevateBio, LLC - Related Party

On September 17, 2018, the Company executed a Series A2 Preferred Stock Purchase Agreement (“Series A2 Agreement”), with ElevateBio, LLC (“ElevateBio”) and ElevateBio was a purchaser in our registered direct offering in July 2022. ElevateBio, through its diverse platform of technologies to support cell and gene therapy products and expertise, provides drug development and manufacturing services. As a result of ElevateBio’s purchase of our Series A2 Preferred Stock, which converted to common stock upon completion of our IPO, and as a result of ElevateBio’s participation in the July 2022 registered direct offering, ElevateBio acquired an ownership interest in the Company. The Chief Financial Officer of ElevateBio currently serves in a similar management role with AlloVir. In May 2021, Diana M. Brainard, M.D. succeeded David Hallal, ElevateBio’s Chief Executive Officer, as the Company’s Chief Executive Officer. Mr. Hallal currently serves as Executive Chairman of the Company’s board of directors. In addition to Mr. Hallal and Mr. Sinha, Morana Jovan-Embiricos, a director of the Company’s board of directors, also serves as a director of the board of directors of ElevateBio.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements include the Company’s accounts and those of its wholly-owned subsidiaries. All intercompany accounts, transactions and balances have been eliminated in consolidation.

Segment Information

Operating segments are defined as components of an enterprise for which separate and discrete information is available for evaluation by the chief operating decision-maker in deciding how to allocate resources and assess performance. The Company has one operating segment. The Company’s singular focus is the research, development and commercialization of off-the-shelf VST therapies to prevent and treat severe viral-associated diseases. The Company’s chief operating decision maker, its Chief Executive Officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources. All of the Company’s long-lived assets are held in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Changes in estimates and assumptions are reflected in reported results in the period in which they become known. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less at the date of purchase. Investments qualifying as cash equivalents primarily consist of money market funds, corporate bonds and commercial paper.

Short-Term Investments

Short-term investments consist of U.S. treasury securities and corporate bonds classified as available-for-sale that have maturities of less than one year. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in other comprehensive income (loss) until realized. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization or accretion is included in “other income (loss), net”. Realized gains and losses are determined using the specific identification method and are included in “other income (loss), net”.

Restricted Cash

Cash accounts with any type of restriction are classified as restricted cash. The Company has restricted cash deposits with a bank, which serve as collateral for a letter of credit issued to the landlord of the Company’s leased Waltham facility for a security deposit. The Company classified this amount as non-current restricted cash in the accompanying consolidated balance sheet at December 31, 2023 and 2022.

Property and Equipment, Net

The Company records property and equipment at cost and recognizes depreciation using the straight-line method over the estimated useful lives of the respective assets, as follows:

Asset category	Estimated useful life
Computer equipment	3 years
Laboratory equipment	5 years

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment. Expenditures for repairs and maintenance of assets are expensed as incurred. Upon retirement or sale, the cost of assets disposed and the corresponding accumulated depreciation are removed from the related accounts and any resulting gain or loss is reflected in the results of operations. Construction in progress is not depreciated until it is placed in service. Property and equipment to be disposed of are carried at fair value less costs to sell.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets in accordance with ASC Topic 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires companies to: (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company tests long-lived assets to be held and used, including right-of-use assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of assets or asset groups may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their fair values. See Note 5 and Note 6 for impairment costs recognized during the years ended December 31, 2023 and 2022.

Fair Value Measurements

ASC Topic 820, Fair Value Measurement (“ASC 820”), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes among the following:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s financial instruments include cash equivalents, short-term investments, prepaid expenses and other current assets, prepaid expenses to related party, accounts payable, amount due to related party and accrued expenses. Certain of the Company’s financial assets, including cash equivalents and short-term investments, have been initially valued at the transaction price, and subsequently revalued at the end of each reporting period, utilizing third-party pricing services or other observable market data. The pricing services utilize industry standard valuation models and observable market inputs to determine value.

Other financial instruments, including prepaid expenses and other current assets, prepaid expenses to related party, accounts payable, amount due to related party and accrued expenses, are carried at cost, which approximate fair value due to the short duration and term to maturity.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are presented in the consolidated balance sheets as a direct reduction from the carrying amount of the respective equity instrument issued. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. At December 31, 2023 and 2022, the Company had no deferred offering costs.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs for internal-use software incurred in a cloud computing agreement that is a service contract. Eligible costs associated with cloud computing arrangements, such as the implementation costs incurred to develop or obtain software business applications used in the normal course of business, are capitalized in accordance with ASC 350. Capitalization ceases at the point the software is substantially complete and ready for its intended use, and after all substantial testing is completed. Amortization is recorded on a straight-line basis over the expected useful life of three years of the internal-use software cost in the same line item in the statement of operations and comprehensive loss as the expense for fees for the associated cloud computing arrangement. Amortization expense associated with the Company’s cloud computing arrangements has been recognized in the amount of $0.5 million during the years ended December 31, 2023 and 2022. As a result of the December 2023 announcement of the discontinuation of the Company’s three Phase 3 registrational trials and a comprehensive review of strategic alternatives, an impairment loss of $1.4 million was recognized during the year ended December 31, 2023 for implementation costs associated with cloud computing arrangements that are no longer probable of being implemented.

Other Income (Loss), Net

The Company records interest expense, investment amortization and accretion of discounts and premiums on short-term investments and foreign exchange gains and losses in “other income (loss), net” when incurred.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including personnel-related costs, stock-based compensation, facilities, research-related overhead, clinical trial costs, contracted services, research-related manufacturing, license fees and other external costs. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the services have been performed or when the goods have been received.

Accrued Research and Development Expenses

The Company has entered into various research and development contracts. The payments under these contracts are recorded as research and development expenses as incurred. The Company records accrued liabilities for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Judgements and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation Expense

The Company grants restricted stock and stock options to employees, consultants and directors. The Company recognizes stock-based compensation cost for awards with performance conditions if and when it concludes that it is probable that the performance conditions will be achieved. For awards with only a service condition, the Company expenses stock-based compensation on a straight-line basis over the requisite employee service period or for grants issued with performance conditions, on a graded-vesting basis over the requisite employee service period. Awards for employees and non-employees are accounted for similarly. The Company records stock-based compensation expense associated with grants of restricted stock and stock options in the consolidated statements of operations and comprehensive loss based on their estimated fair value at the date of the grant. The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the grantee’s payroll costs are classified or in which the grantee’s service payments are classified. Forfeitures are accounted for as they occur.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of the Company’s common stock is determined based on the quoted market price of common stock. The Company also lacks company-specific historical and implied volatility information for its stock. The Company estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method. The “simplified” method estimates the expected term of stock options as the mid-point between the weighted average time to vesting and the contractual maturity. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. There is no expected dividend yield since the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future.

Net Loss per Share

Basic and diluted net loss per share is determined by dividing net loss by the weighted-average common stock outstanding during the period. Since we have incurred operating losses for all periods presented, outstanding stock options and unvested restricted common stock have been excluded from the calculation because their effects would be anti-dilutive. Therefore, the weighted-average shares used to calculate both basic and diluted loss per share are the same.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which these temporary differences are expected to be recovered or settled. Valuation allowances are provided if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management believes that it is more likely than not that all deferred tax assets will not be realized.

The Company recognizes liabilities for potential tax payments to various tax authorities related to uncertain tax positions. The liabilities are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filing is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions, if any, are recorded as components of income tax expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available as of the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, the Company does not recognize a tax benefit in the consolidated financial statements.

Concentration of Credit Risk and Off-Balance Sheet Risk

Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents, restricted cash and short-term investments. Periodically, the Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Such deposits have and will continue to exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

At December 31, 2023 and 2022, the Company had no off-balance sheet risk.

Foreign Exchange

The functional currency for all subsidiaries is the U.S. Dollar (“USD”). Transactions in foreign currencies are remeasured into the functional currency of the relevant subsidiaries at the exchange rate in effect at the date of the transaction. Any monetary assets and liabilities arising from these transactions are translated into the functional currency at exchange rates in effect at the balance sheet date or on settlement. Resulting gains and losses are recorded in “other income (loss), net” within the consolidated statements of operations and comprehensive loss.

Comprehensive Loss

Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. Comprehensive loss includes net loss and certain changes in stockholder’s deficit that are excluded from net loss. The Company’s comprehensive loss includes unrealized gains (losses) on available-for-sale securities during the year ended December 31, 2023 and 2022.

Leases

In accordance with ASC Topic 842, Lease Accounting, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease. Leases with a term greater than one year are recognized on the consolidated balance sheet as a right-of-use (“ROU”) asset and current and non-current lease liabilities, as applicable. The Company has made an accounting policy election, known as the short-term lease recognition exemption, which allows the Company to not recognize ROU assets and lease liabilities that arise from short-term leases (12 months or less) for any class of underlying asset. Options to renew or options to cancel a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew or will not cancel, respectively.

Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of future lease payments over the expected remaining lease term. Lease cost for operating leases is recognized on a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

straight-line basis over the lease term as an operating expense. Certain adjustments to the ROU asset may be required for items such as lease prepayments or incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

The Company has elected to account for the lease and non-lease components together for all existing classes of underlying assets.

Subsequent Events

The Company evaluates events occurring after the date of our accompanying consolidated balance sheets for potential recognition or disclosure in our consolidated financial statements. The Company did not identify any material subsequent events requiring adjustment to our accompanying consolidated financial statements (recognized subsequent events). Those items requiring disclosure (unrecognized subsequent events) in the consolidated financial statements have been disclosed accordingly. Refer to Note 16 for further details.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with certain new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, or ASU 2016-13, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal periods beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

3. Short-Term Investments

The following tables summarize the amortized cost and estimated fair value of the Company’s U.S. government treasury securities and marketable securities, which are considered to be available-for-sale investments and are included in short-term investments on the consolidated balance sheets:

	December 31, 2023
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government treasury securities	$93,749	$73	$—	$93,822

Totals	$93,749	$73	$—	$93,822

	December 31, 2022
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government treasury securities	$99,288	$1	$(253)	$99,036
Marketable securities:
Corporate and agency bonds	28,748	3	(84)	28,667

Totals	$128,036	$4	$(337)	$127,703

Certain short-term debt securities with original maturities of less than three months are included in cash and cash equivalents on the consolidated balance sheets and are not included in the tables above. The Company holds debt securities of companies with high credit quality and has determined that there was no material change in the credit risk of any of its debt securities. At December 31, 2023 and 2022, all investments had contractual maturities within one year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Fair Value Measurements

The following tables present information about the Company’s financial assets measured at fair value on a recurring basis:

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$23,854	$—	$—	$23,854

Totals	$23,854	$—	$—	$23,854

Short-term investments:
U.S. government treasury securities	$93,822	$—	$—	$93,822

Totals	$93,822	$—	$—	$93,822

	December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$32,641	$—	$—	$32,641

Totals	$32,641	$—	$—	$32,641

Short-term investments:
U.S. government treasury securities	$99,036	$—	$—	$99,036
Marketable securities:
Corporate and agency bonds	—	28,667	—	28,667

Totals	$99,036	$28,667	$—	$127,703

During the years ended December 31, 2023 and 2022, there were no transfers between levels. The Company classifies its money market fund and U.S. government treasury securities as Level 1 assets under the fair value hierarchy, as these assets have been valued using quoted market prices in active markets without any valuation adjustment. The Company classifies its marketable securities as Level 2 assets under the fair value hierarchy, as these assets have pricing inputs that are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined using models or other valuation methodologies.

The carrying amounts of prepaid expenses and other current assets, prepaid expenses to related party, accounts payable, amount due to related party and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

5. Leases

Operating leases

Development and Manufacturing Services Agreement (“DMS Agreement”) with Third-Party Supplier

In October 2022, the Company entered into a Statement of Work (“SOW”) under the DMS Agreement (the “2022 SOW under the DMS Agreement”) with a third-party supplier. The 2022 SOW under the DMS Agreement contained an embedded lease for a dedicated manufacturing suite for the manufacture of AlloVir’s products at the facility because the Company directs how and for what purpose the suite is used and obtains substantially all of the economic benefit of the suite. At inception of the lease, it was determined that, in exchange for this

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dedicated manufacturing suite, AlloVir will pay the supplier a monthly fixed suite utilization fee, fixed batch payments and other related fixed costs, totaling $16.3 million over the 2.25 year lease term ending in December 2024. As part of the arrangement, there were also variable costs for materials, non-fixed batch payments, testing, storage, knowledge and tech transfer and other common area maintenance fees that were not included in the measurement of the lease liability. The lease of the facility was determined to be classified as an operating lease and commenced in October 2022, the point at which the suite was substantially complete and available for use by the Company. Accordingly, at inception, the Company recorded a right-of-use asset and lease liability of $14.7 million.

In December 2023, the Company issued a notice of termination of the DMS Agreement effective June 2024, or 190 days from the third-party supplier’s receipt of the notice. Management concluded that the notice of termination constituted a lease reassessment under ASC 842 as the Company was granted the option of such termination at the onset of the DMS Agreement and it was previously determined to be reasonably certain of not being exercised. As a result, the remaining lease term was shortened and the Company recorded a $4.9 million reduction to the right-of-use asset and lease liability in December 2023. In February 2024, the Company entered into a new SOW that terminated the 2022 SOW under the DMS Agreement (see Note 16).

Waltham Leases

In September 2021, the Company entered into a lease agreement with BP Bay Colony LLC and a sublease with AMAG Pharmaceuticals Inc. for the lease of property in Waltham, Massachusetts (collectively, the “Waltham leases”). The space identified under the Waltham leases is intended for general office space, research and development, laboratory use, and light manufacturing. The Waltham leases are classified as operating leases and commenced in September 2021. At the inception date, the Company recorded a ROU asset and lease liability of $6.0 million for the lease and a ROU asset and lease liability of $17.3 million for the sublease based on a July 30, 2030 end date for the Waltham leases. As part of the arrangement, there were also variable costs for common area maintenance fees that were not included in the measurement of the lease liability. The agreement also provided a $3.1 million tenant improvement allowance. The Company utilized $0.9 million of the tenant improvement allowance. The Company has the option to renew the leased space for an additional one time period of five years with written notice from the Company. As of December 31, 2023, the Company has no reasonable certainty that this option to extend will be exercised.

Impairment of Lease Right-of-Use Assets

As a result of the December 2023 announcement of the discontinuation of the Company’s three Phase 3 registrational trials, a comprehensive review of strategic alternatives, and the December 2023 notice of termination of the DMS Agreement, the Company determined that there was a triggering event for impairment. The Company determined that the operating lease right-of-use assets were not recoverable as the carrying value exceeded the anticipated future cash flows on an undiscounted basis. To measure the impairment, the Company determined the fair value of the operating lease right-of-use assets based on estimated subleasing scenarios, which represent the highest and best use of the right-of-use assets. This fair value assessment utilized market participant assumptions, including the anticipated amount and timing of potential sublease payments using current real estate trends and market conditions. As a result, an impairment charge was calculated by reducing the carrying amount of the operating lease right-of-use assets to their estimated fair value, which was determined by discounting the estimated future cash flows by applying a rate that a market participant would require in assuming the risks associated with those cash flows. During the year ended December 31, 2023, the Company recorded an impairment loss of $16.6 million to the operating lease right-of-use assets. As of December 31, 2023, the remaining right-of-use asset balance is $2.2 million, which relates to the Waltham leases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of operating lease liabilities at December 31, 2023 are as follows (in thousands):

2024	11,842
2025	3,219
2026	3,298
2027	3,376
2028	3,455
Thereafter	5,824

Total lease payments	31,014
Less: interest	3,585

Total lease liability	$27,429

Lease liability – current	$10,781
Lease liability – long-term	$16,648

Total lease costs were $9.7 million and $6.6 million for the years ended December 31, 2023 and 2022, respectively. Cash paid for operating leases was $4.8 million and $4.8 million for the year ended December 31, 2023 and 2022, respectively. The Company’s total variable lease costs, such as materials, non-fixed batch payments, testing, storage, knowledge and tech transfer, and other common area maintenance fees, related to the operating leases was $0.9 million and $3.7 million for the years ended December 31, 2023 and 2022, respectively. The weighted average remaining lease term is 4.70 years and 6.93 years at December 31, 2023 and 2022, respectively. The weighted average discount rate is 5.95% and 6.23% at December 31, 2023 and 2022, respectively.

6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
(in thousands)	2023	2022
Laboratory equipment	$1,483	$1,395
Computer equipment	435	435
Construction-in-progress	—	104

Total property and equipment	1,918	1,934
Less: accumulated depreciation and impairment	(1,918)	(1,004)

Property and equipment, net	$—	$930

Depreciation expense was $0.4 million and $0.7 million for the years ended December 31, 2023 and 2022, respectively. As a result of the December 2023 announcement of the discontinuation of the Company’s three Phase 3 registrational trials and a comprehensive review of strategic alternatives, an impairment loss of $0.5 million was recognized on property and equipment during the year ended December 31, 2023.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
(in thousands)	2023	2022
Employee compensation and benefits	$3,809	$6,416
Professional fees	435	559
Research and development	2,442	5,678
Process development and manufacturing costs	2,367	504
Other	1,033	828

Total accrued expenses	$10,086	$13,985

8. Sponsored Research, Collaboration and License Agreements

Amended and Restated Exclusive License Agreement with BCM

In June 2017, the Company signed a License Agreement (the “License Agreement”) with BCM, whereby the Company acquired a royalty-bearing, worldwide, exclusive license to BCM’s rights in Subject Technology and related patent rights in the field of viral infection. In May 2020, the Company amended and restated the License Agreement (the “A&R License Agreement”), pursuant to which the Company obtained (a) an exclusive worldwide license, with the right to sublicense, under certain patent rights and other intellectual property rights of BCM, to make, have made, use, market, sell, offer to sell, lease, import and export products in a particular field, except that such license is non-exclusive within a particular subfield, and in addition with respect to certain patent rights such license is limited to two particular subfields, and (b) an exclusive, worldwide sublicense, with the right to further sublicense, under all patent rights and other intellectual property rights that are exclusively licensed to BCM by a certain third party licensor, to make, have made, use, market, sell, offer to sell, lease, import and export products in the same field. The Company’s rights are subject to the rights of the U.S. government and certain rights retained by BCM.

Unless earlier terminated, the A&R License Agreement will expire on a country-by-country basis with respect to a product upon the later of (a) the expiration of the last to expire valid claim of a patent or patent application covering such product in such country or (b) 10 years after the first commercial sale of such product in such country. The Company may terminate the A&R License Agreement in its entirety at any time for convenience upon a certain number of days’ written notice. BCM may terminate the A&R License Agreement in its entirety for the Company’s uncured material default.

BCM maintains control of all filing, prosecution and maintenance of its patent rights licensed by the Company, and the Company is responsible for all related costs and expenses during the term of the agreement. The Company also reimbursed BCM for costs and expenses (including reasonable legal fees and expenses) incurred prior to the effective date of the agreement with respect to the filing, prosecution and maintenance of the patent rights licensed by the Company. If BCM licenses the patent rights licensed by the Company to third parties for additional fields of use, the Company’s responsibility for patent related costs and expenses will be reduced on a pro-rata basis.

Under the A&R License Agreement, the Company must use commercially reasonable efforts to develop and commercialize one or more products in certain countries. As partial consideration for the rights conveyed by BCM under the original agreement executed in June 2017, the Company paid BCM a non-refundable license fee of $250,000. During the term of the A&R License Agreement, the Company is obligated to pay BCM a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

non-refundable annual license maintenance fee, but beginning with the fifth year after the original agreement date, license maintenance fees are fully creditable against royalty revenue due in the applicable year. The Company is required to pay certain milestone payments upon the achievement of specified clinical, regulatory, and sales milestones. In the event that the Company is able to successfully develop, launch and commercialize a product under the A&R License Agreement, total milestone payments could exceed $40.0 million. BCM is also eligible to receive tiered royalties at percentage rates ranging from less than 1% to the low single-digits, on net sales of any products that are commercialized by the Company or its sublicensees that incorporate, utilize or are made with the use of, the intellectual property licensed by the Company. To the extent the Company sublicenses its license rights under the A&R License Agreement, BCM would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits.

In November 2020, the Company also entered into the First Amendment (the “License Amendment”) to the A&R License Agreement. Under the License Amendment, the Company assumed responsibility from BCM for the filing, prosecution and maintenance of the patent rights licensed by the Company from BCM under the A&R License Agreement that are in common with the License Agreement. Further, BCM also transferred to the Company the right of enforcement against third parties for any suspected infringement of any claims in such patent rights or misuse, misappropriation, theft or breach of confidence of other proprietary rights.

Exclusive License Agreement with BCM

In November 2020, the Company signed a second License Agreement (the “Second License Agreement) with BCM, whereby the Company acquired a royalty-bearing, worldwide, exclusive license to BCM’s rights in Subject Technology and related patent rights outside the field of viral infection (all fields other than those covered by the A&R License Agreement).

Unless earlier terminated, the Second License Agreement will expire on a country-by-country basis with respect to a product upon the later of (a) the expiration of the last to expire valid claim of a patent or patent application covering such product in such country or (b) 10 years after the first commercial sale of such product in such country, provided that the Second License Agreement shall not expire later than March 25, 2040. The Company may terminate the Second License Agreement in its entirety at any time for convenience upon a certain number of days’ written notice. BCM may terminate the Second License Agreement in its entirety for the Company’s uncured material default.

Under the Second License Agreement, BCM transferred to the Company control of all filing, prosecution and maintenance of the patent rights licensed by the Company, and the Company is responsible for all related costs and expenses during the term of the Second License Agreement. BCM also transferred to the Company the right of enforcement against third parties for any suspected infringement of any claims in the patent rights or misuse, misappropriation, theft or breach of confidence of other proprietary rights. The Company also reimbursed BCM for costs and expenses (including reasonable legal fees and expenses) incurred prior to the effective date of the Second License Agreement with respect to the filing, prosecution and maintenance of the patent rights licensed by the Company, to the extent not already paid by the Company under the A&R License Agreement.

Under the Second License Agreement, the Company must use commercially reasonable efforts to develop and commercialize one or more products in certain countries. As partial consideration for the rights conveyed by BCM under the Second License Agreement, the Company paid BCM a non-refundable license fee of $125,000. During the term of the Second License Agreement, the Company is obligated to pay BCM a non-refundable annual license maintenance fee of (a) $20,000 for the first through fourth anniversary of the effective date of the Second License Agreement, and (b) $40,000 for the fifth anniversary of the effective date and continuing

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thereafter, but beginning with the fifth year, license maintenance fees are fully creditable against royalty revenue due in the applicable year. The Company is required to pay certain milestone payments upon the achievement of specified clinical, regulatory, and sales milestones. In the event that the Company is able to successfully develop, launch and commercialize multiple products under the Second License Agreement, total milestone payments could exceed $30.0 million. BCM is also eligible to receive tiered royalties at percentage rates ranging from less than 1% to the low single-digits, on net sales of any products that are commercialized by the Company or its sublicensees that incorporate, utilize or are made with the use of, the intellectual property licensed by the Company. To the extent the Company sublicenses its license rights under the Second License Agreement, BCM would be eligible to receive tiered sublicense income at percentage rates in the mid-single to low double-digits.

Collaboration Agreement with BCM

In November 2020, the Company entered into a Research Collaboration Agreement (the “Research Agreement”) with BCM, under which the Company agreed to pay BCM for performing certain research activities under the direction of Dr. Ann Leen commencing on January 1, 2021 and continuing for a three-year period thereafter. The Research Agreement requires the Company to make payments to BCM totaling approximately $6.0 million over the term of the Research Agreement. In August 2023, the Research Agreement was extended for an additional year, expiring December 31, 2024.

Collectively under the agreements above and for services provided by BCM the Company paid $2.0 million and $2.5 million during the years ended December 31, 2023 and 2022, respectively, and the payments were classified in research and development expense in the consolidated statements of operations and comprehensive loss.

CPRIT Grant

In August 2017, the Company was awarded a grant (the “CPRIT Grant”) from the Cancer Prevention and Research Institute of Texas (“CPRIT”). The CPRIT Grant required that the Company grant CPRIT a non-commercial license to technology developed under the grant and pay CPRIT a share of revenue on sales of commercial products developed using CPRIT funds equal to low single digits of revenue until such time as CPRIT has been paid an aggregate amount equal to 400% of the grant award proceeds. No royalty payments were made under this license agreement during the years ended December 31, 2023 and 2022, respectively.

Redeemable Preferred Stock Redemption Agreement

In September 2018, the Company entered into a redeemable preferred stock redemption agreement, or Redemption Agreement, to redeem shares of our Series A1 convertible preferred stock held by certain investors, including executive officer Ann Leen, director and former executive officer Juan Vera and entities affiliated with director, Malcolm Brenner and former director, John Wilson (or their affiliates). Pursuant to the Redemption Agreement, for a period of 20 years from the date of the first commercial sale of Viralym-M (now posoleucel), the Company is obligated to make earnout payments to such investors on at least an annual basis. The earnout payments will be 10% of net sales of Viralym-M, which number will be reduced to a high single-digit percentage if certain events occur. Specifically, royalties due to third parties for the sale of Viralym-M are subtracted from the earnout payments due to the investors. Further, if the investors receive at least $50,000,000 in earnout payments from AlloVir during the three-year period after the first commercial sale of Viralym-M, the earnout payment percentage will be reduced.

9. Stockholder’s Equity

On May 15, 2023, the Company filed a certificate of amendment to its amended and restated certificate of incorporation authorizing the Company to issue up to 300,000,000 shares of common stock at a par value of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$0.0001 per share and 10,000,000 shares of preferred stock at a par value of $0.0001 per share. There were no shares of preferred stock issued or outstanding at December 31, 2023 and 2022.

On June 21, 2023, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BoFA Securities, Inc., as the representatives of the several underwriters (the “Underwriters”) relating to an underwritten public offering of 869,565 shares of its common stock at a public offering price of $86.25 per share, resulting in net proceeds of $70.2 million after deducting underwriting discounts and commissions of $4.5 million and offering costs of $0.3 million. Under the terms of the underwriting agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 130,434 shares of its common stock at the same price per share as the shares, less underwriting discounts and commissions. On July 21, 2023, the Underwriters option expired.

On July 26, 2022, the Company entered into the Securities Purchase Agreement with certain investors for aggregate net proceeds of $126.4 million after deducting issuance costs of $0.2 million. Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to issue and sell to the investors in a registered direct offering an aggregate of 1,193,830 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a purchase price of $106.03 per Share (the “Offering”). The Offering was made without an underwriter or a placement agent, and therefore, there were no underwriting discounts or commissions in connection with the offering.

The following is a summary of the rights and privileges of the holders of the Company’s common stock at December 31, 2023 and 2022:

Voting Rights

The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of stockholders (and written actions in lieu of meetings), and there are not any cumulative voting rights. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company; however, the issuance of common stock may be subject to the vote of the holders of one or more series of preferred stock that may be required by terms of the Third Amended and Restated Certificate of Incorporation.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board out of legally available funds. At December 31, 2023, no cash dividends have been declared or paid.

Liquidation Preference

In the event of a liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and the satisfaction of any liquidation preference granted to the then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has reserved shares of common stock for issuance as follows:

	December 31,
	2023	2022
Unvested restricted stock	141,516	97,352
Options to purchase common stock	453,902	344,469
Stock available for grant under the 2020 Stock Option and Grant Plan	181,846	184,942
Stock available for issuance under the 2020 Employee Stock Purchase Plan	20,872	19,752

Total	798,136	646,515

10. Stock-Based Compensation

Stock-Based Compensation Expense

Stock-based compensation expense was as follows:

	Years Ended December 31,
(in thousands)	2023	2022
Research and development	$13,167	$14,014
General and administrative	27,612	27,301

Total stock-based compensation expense	$40,779	$41,315

2018 Equity Incentive Plan

The Company’s 2018 Plan provided for the Company to issue restricted stock, restricted stock units, incentive stock options, and non-statutory stock options and other stock-based awards to employees, officers, members of the Board, consultants and advisors of the Company. The 2018 Plan was most recently amended in July 2020. The awards granted under this plan generally vest over a four-year period and have a 10-year contractual term.

At December 31, 2023, there was an aggregate of 2,784 shares of common stock issuable upon the exercise of outstanding options under the 2018 Plan and 287,685 shares of restricted common stock granted under the 2018 plan. No shares remain available for future issuance under the 2018 Plan. Any options or awards outstanding under the 2018 Plan remain outstanding and effective.

2020 Stock Option and Grant Plan

On July 2, 2020, the Company’s Board of Directors adopted and in July 2020 the stockholders approved the 2020 Stock Option and Grant Plan (the “2020 Plan”) which became effective on July 28, 2020, the date immediately prior to the date on which the registration statement related to the IPO was declared effective, and as a result no further awards were made under the 2018 Plan thereafter. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2020 Plan was 348,205 shares. The number of shares of our common stock reserved for issuance under the 2020 Plan shall be cumulatively increased on January 1, 2021 and each January 1 thereafter by 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each year, our stockholders may experience additional dilution, which could cause our stock price to fall. On January 1, 2023, 202,756 shares were added to the number of available shares under the 2020 Plan. The awards granted under this plan generally vest over a four-year period and have a 10-year contractual term.

At December 31, 2023, there were an aggregate of 451,117 shares of common stock issuable upon the exercise of outstanding options under the 2020 Plan and 232,891 shares of restricted common stock granted under the 2020 Plan. There is an aggregate of 181,846 shares reserved for future issuance under the 2020 Plan.

Restricted Common Stock

The following table summarizes restricted common stock activity for the year ended December 31, 2023:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2023	97,352	$316.25
Granted	99,130	138.46
Forfeited	(14,901)	263.58
Vested	(40,065)	304.52

Unvested at December 31, 2023	141,516	$200.79

At December 31, 2023, there was $23.6 million of unrecognized stock-based compensation cost related to the restricted stock, which is expected to be recognized over a weighted average period of 2.20 years. The total fair value of restricted stock vested was $3.6 million and $14.2 million for the year ended December 31, 2023 and 2022, respectively.

Stock Options

The following table summarizes stock option activity (in thousands, except share and per share data):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life	Aggregate Intrinsic Value
Options outstanding at January 1, 2023	344,469	$409.63	8.3	$786
Granted	164,319	143.52	—	57
Exercised	—	—	—	—
Forfeited	(54,886)	373.75	—	82

Options outstanding at December 31, 2023	453,902	$317.63	7.9	$—

Options vested and exercisable at December 31, 2023	197,136	$433.78	7.2	$—

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the common stock as of the end of the period.

The weighted average grant-date fair value of stock options granted during the year ended December 31, 2023 and 2022 was $112.24 per share and $129.03 per share, respectively. At December 31, 2023, there was $36.9 million of unrecognized stock-based compensation expense related to unvested stock options, which is being recognized over a period of 1.92 years.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

	Years Ended December 31,
	2023	2022
Expected term (in years)	6.11	6.07
Expected volatility	94%	90%
Risk-free interest rate	3.52%	2.00%
Expected dividend yield	—	—
Fair value of common stock	$143.52	$172.04

2020 Employee Stock Purchase Plan

In July 2020, the 2020 Employee Stock Purchase Plan (the “2020 ESPP”) was adopted by the Board of Directors and approved by the stockholders. The purpose of the 2020 ESPP is to provide eligible employees of the Company and other designated companies, with opportunities to purchase shares of the Company’s common stock, par value $0.0001 per share.

Initially, 26,580 shares of common stock in the aggregate were approved and reserved for this purpose. The number of shares of common stock reserved and available for issuance under the 2020 ESPP shall be cumulatively increased on January 1, 2021 and each January 1 thereafter by the least of (i) 53,161 shares of common stock, (ii) 1% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, and (iii) such number of shares of common stock as determined by the Administrator. On January 1, 2023, 6,956 shares were added to the number of available shares under the ESPP. At December 31, 2023, there was an aggregate of 20,872 shares reserved for future issuance under the ESPP.

The ESPP allows eligible employees to authorize payroll deductions of up to 15% of their base salary or wages up to $25,000 annually to be applied toward the purchase of shares of the Company’s common stock on the last trading day of the offering period. Participating employees will purchase shares of the Company’s common stock at a discount of up to 15% on the lesser of the closing price of the Company’s common stock on the NASDAQ Global Market (i) on the first trading day of the offering period or (ii) the last day of any offering period. The Company utilizes the Black Scholes option pricing model to compute the fair market value of the shares and compensation expense is recognized over the offering period. Six-month offering periods commence each January 1 and July 1 during the term of the plan, with the administrator having the right to establish different offering periods.

Participation in the ESPP is voluntary. Eligible employees become participants in the ESPP by enrolling in the plan and authorizing payroll deductions. At the end of each offering period, accumulated payroll deductions are used to purchase the Company’s shares at the discounted price. The Company makes no contributions to the ESPP. A participant may withdraw from the ESPP or suspend contributions to the ESPP. If the participant elects to withdraw during an offering period, all contributions are refunded as soon as administratively practicable. If a participant elects to withdraw or suspend contributions, they will not be able to re-enroll in the current offering but may elect to participate in future offerings. The ESPP purchases only whole shares of the Company’s common stock.

The Company issued 5,836 common shares under the ESPP during the year ended December 31, 2023, at an average price per share of $55.89. Cash received from purchases under the ESPP for the year ended December 31, 2023 and 2022 was $0.3 million and $0.5 million, respectively. The Company recognized $0.3 million and $0.2 million of compensation expense for the ESPP during the year ended December 31, 2023 and 2022, respectively.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Income Taxes

Income (loss) before provision for income taxes consisted of the following:

	Years Ended December 31,
(in thousands)	2023	2022
Federal	(376,152)	(113,389)
Foreign	185,608	(55,586)

Loss before provision for income taxes	$(190,544)	$(168,975)

The provision for income taxes for the years ended December 31, 2023 and 2022 consisted of the following:

	Years Ended December 31,
(in thousands)	2023	2022
Current income tax (benefit) expense:
Federal	$(136)	(246)
State	10	(19)
Foreign	—	—

Total current income tax benefit	(126)	(265)

Deferred income tax (benefit) expense:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred income tax benefit	—	—

Total income tax benefit	$(126)	$(265)

The Company’s income tax benefit for the years ended December 31, 2023 and 2022 relating to federal, state and foreign tax jurisdictions differs from the amounts determined by applying the statutory federal income tax rate based on the following:

	Years Ended December 31,
(in thousands)	2023		2022
Benefit at the federal rate	$(40,015)	21.0%	$(35,472)	21.0%
Increase (decrease) resulting from:
Foreign tax rate differential	(15,783)	8.3%	2,177	(1.3)%
State taxes, net of federal benefit	(9,514)	5.0%	(1,603)	0.9%
Change in valuation allowance	98,714	(51.8)%	35,406	(21.0)%
Intercompany note impairment	(34,615)	18.2%	—	—
Tax credits	(5,928)	3.1%	(6,992)	4.1%
Officer's compensation	177	(0.1)%	695	(0.4)%
Stock compensation	4,564	(2.4)%	4,637	(2.7)%
Impairment of intellectual property	3,003	(1.6)%	—	—
Permanent differences	79	0.0%	(182)	0.1%
Change in state tax law	384	(0.2)%	—	—
Other	(1,192)	0.6%	1,069	(0.6)%

Total income tax benefit	$(126)	0.1%	$(265)	0.1%

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2021, the Company transferred intellectual property rights between tax jurisdictions, resulting in a deferred tax asset on the basis difference in the intangible assets. In addition, in connection with the transfer of the intellectual property the Company recorded intercompany notes between the parties. In December 2023, the Company determined that the intellectual property intangible assets and intercompany notes were impaired resulting in the recognition of income or loss in the respective jurisdiction.

Components of deferred income taxes consist of the following:

	December 31,
(in thousands)	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$54,081	$9,374
Tax credit carryforwards	19,378	12,374
Intangible assets	—	25,537
Intercompany note impairment	64,087
Operating lease liabilities	6,348	8,074
Non-qualified stock compensation	15,435	12,017
Restricted stock compensation	680	235
Capitalization of R&D expenses	20,758	20,375
Other	676	1,661

Total deferred tax assets	181,443	89,647

Valuation allowance	(180,943)	(82,228)

Net deferred tax assets	$500	$7,419

Deferred tax liabilities:
Operating lease right-of-use assets	(506)	(7,218)
Depreciation	4	(186)
Other	2	(15)

Total deferred tax liabilities	(500)	(7,419)

Net deferred tax asset (liability)	$—	$—

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company’s deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. At December 31, 2023 and 2022, the Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance has been established and no deferred tax asset is shown in the accompanying consolidated balance sheets. For the year ended December 31, 2023, the valuation allowance for deferred tax assets increased by $98.7 million, which was principally due to increased deffered taxes for net operating losses and intercompany note impairment. For the year ended December 31, 2022, the valuation allowance for deferred tax assets increased by $35.4 million, which was principally due to net operating losses, tax credits, tax basis generated from the intellectual property transfer, and U.S. research and development expense capitalization.

At December 31, 2023 and 2022, the Company had unused federal net operating loss carryforwards of $38.9 million and $0, respectively. The federal net operating loss carryforwards have no expiration, and are limited in utilization to 80% of taxable income. The CARES Act temporarily allows the Company to carryback net operating losses arising in 2018, 2019 and 2020 to the five prior tax years. In addition, net operating losses

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

generated in these years could fully offset prior year taxable income without the 80% of the taxable income limitation under the TCJA which was enacted on December 22, 2017. The Company has been generating losses since its inception, as such the net operating loss carryback provision under the CARES Act is not applicable to the Company.

At December 31, 2023 and 2022, the Company had unused state net operating loss carryforwards of $26.4 million and $3.6 million, respectively. The state net operating loss carryforwards expire in 2035.

At December 31, 2023 and 2022, the Company had unused foreign net operating loss carryforwards of $354.8 million and $72.9 million, respectively. The foreign net operating loss carryforwards have no expiration.

At December 31, 2023 and 2022, the Company had $11.7 million and $6.6 million of federal research and development tax credit carryforwards that may be available to offset future federal income taxes through 2040. Additionally, at December 31, 2023, the Company had a federal orphan drug credit (ODC) carryforward related to qualifying research of $6.0 million that will begin to expire in 2041. At December 31, 2023 and 2022, the Company also had $2.1 million and $1.3 million of research and development tax credit carryforwards that may be available to offset future state income taxes in the state of Massachusetts through 2035.

Utilization of net operating loss and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development tax credit carryforwards that can be utilized annually to offset future taxable income and tax expense, respectively. The Company has completed several financings since its inception which may result in a change of control as defined in Section 382 of the Internal Revenue Code or could result in a change in control in the future.

The Company complies with the provisions of ASC 740 in accounting for its uncertain tax positions. ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. At December 31, 2023 and 2022, the Company had no uncertain tax positions.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company had no accruals for interest and penalties at December 31, 2023 and 2022.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The statute of limitations for assessment by the Internal Revenue Service and state tax authorities remains open for the tax years December 31, 2020 through December 31, 2023 as the Company was incorporated in September 2018. There are currently no federal, state or foreign income tax audits in progress. The resolution of tax matters is not expected to have a material effect on the Company’s consolidated financial statements.

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Net Loss per Share

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Years Ended December 31,
(in thousands, except share and per share data)	2023	2022
Numerator:
Net loss – basic and diluted	$(190,418)	$(168,710)
Denominator:
Weighted-average common shares outstanding – basic and diluted	4,524,226	3,332,819

Net loss per share – basic and diluted	$(42.09)	$(50.60)

Based on the amounts outstanding at December 31, 2023 and 2022, the Company excluded the following potential shares of common stock from the computation of diluted net loss per share attributable to common stockholders for the years ended December 31, 2023 and 2022, because including them would have had an anti-dilutive effect. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

	Years Ended December 31,
	2023	2022
Options to purchase common stock	453,902	344,469
Unvested restricted stock	141,516	97,352

13. Commitments and Contingencies

Leases

The Company entered into a lease agreement and a sublease agreement for the lease of property in Waltham, Massachusetts (see Note 5 and Note 16).

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. On January 19, 2024, a purported stockholder of the Company filed a lawsuit, captioned Zerbato v. AlloVir, Inc. et al., No. 1:24-cv-10152 (D. Mass.), in Massachusetts federal court against the Company and two of its officers purportedly on behalf of a putative class of stockholders consisting of persons who purchased or otherwise acquired Company securities between March 22, 2022 and December 21, 2023, inclusive. The complaint purports to assert claims under Section 10(b) and 20(a) of the Securities Act of 1934, as amended, and the related regulations, alleging that the defendants made false and misleading statements and omissions to investors relating to the Company’s three Phase 3 studies of posoleucel. The complaint seeks, among other things, damages, prejudgment and post-judgment interest, and attorneys’ fees, expert fees and other costs. The Company intends to vigorously defend against the lawsuit. As the outcome is not presently determinable, any loss is neither probable nor reasonably estimable.

Purchase and Other Obligations

We enter into contracts in the normal course of business with CROs and other third-party vendors for clinical trials and testing and manufacturing services, which can contain purchase commitments or other

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

noncancelable obligations. Most contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including non-cancelable obligations of services provided up to one year after the date of cancellation. The amount and timing of such payments are not known.

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or we may be required to make royalty payments under license and grant agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time (see Note 8).

14. Related Party Transactions

In March 2020, the Company entered into a Management and Administrative Services Agreement with ElevateBio Technologies, Inc. that provides for ongoing services to the Company in areas such as information technology, human resources and administration management, and facilities. The Company is billed monthly for such services at cost, with mark-up for profit on specific services, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the associates providing the services. The agreement has an initial term of five years and will automatically renew for successive one year terms, unless earlier terminated under the terms of the agreement.

In May 2020, the Company entered into a Development and Manufacturing Services Agreement with ElevateBio BaseCamp, Inc. (“BaseCamp”) pursuant to which BaseCamp provides products and services that are used in the Company’s laboratory operations, including consulting services, project management services, quality control services and cGMP drug product manufacturing (see Note 5). The agreement will expire upon the later of (a) five years from the effective date of January 1, 2019 or (b) the completion of services under all work orders executed prior to the fifth anniversary of the effective date, unless earlier terminated under the terms of the agreement.

In August 2022, the Company made a $2.0 million prepayment to BaseCamp for future services.

The Company incurred $2.6 million and $3.5 million during the year ended December 31, 2023 and 2022, respectively, related to services provided to the Company by ElevateBio and affiliates. At December 31, 2023 and 2022, the Company owed ElevateBio and affiliates $0.3 million and $0.1 million, respectively and had prepaid expenses with ElevateBio and affiliates of $0 and $2.0 million, respectively.

In March 2023, the Company entered into a services agreement with Marker Therapeutics, Inc. (“Marker”) pursuant to which Marker provides development services to the Company. Juan Vera, a current director and former executive officer of the Company, is co-founder, director and chief executive officer of Marker. In June 2023, CellReady LLC (“CellReady”) acquired certain manufacturing assets previously owned by Marker, and inherited the service agreement that Allovir previously maintained with Marker. The Company incurred $0.5 million during the year ended December 31, 2023, under the agreement. At December 31, 2023, the Company owed CellReady $0.5 million.

Members of the Company’s management and board of directors received consulting fees totaling $0.4 million and $0.5 million during the years ended December 31, 2023 and 2022, respectively.

15. Employee Benefit Plans

Effective January 1, 2019, the Company adopted a 401(k) Plan for its employees, which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to

ALLOVIR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the 401(k) Plan within statutory and 401(k) Plan limits. The Company made matching contributions of $0.9 million and $0.8 million for the years ended December 31, 2023 and 2022, respectively.

16. Subsequent Events

In January 2024, the board of directors approved a reduction in the Company’s workforce by approximately 95% of the Company’s current employee base in order to reduce costs and preserve capital in light of the announcement on December 22, 2023 that the Company is discontinuing its three global Phase 3 posoleucel studies. This workforce reduction will take place primarily during the first quarter of 2024 and expected to be substantially completed by April 15, 2024. As a result of these actions, the Company expects to incur personnel-related restructuring charges, excluding bonuses accrued as of December 31, 2023, of approximately $10 million in connection with one-time employee termination cash expenditures, including severance and other benefits. The Company had previously granted certain of the terminated employees restricted stock units (“RSUs”) that vest in annual installments based on continued service to the Company, as well as options to purchase shares of the Company’s common stock that typically vest over a period of four years. In connection with the reduction in workforce, the Company agreed to accelerate the vesting of a portion of the RSUs that were unvested as of the employees’ termination dates.

In February 2024, the Company entered into a new SOW (“2024 SOW under the DMS Agreement”) that terminated the 2022 SOW under the DMS Agreement with a third-party supplier (see Note 5), resulting in a decrease in lease payments of $5.7 million in 2024. In Q1 2024, the Company paid all remaining lease obligations of $2.9 million.

ALLOVIR, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

UNAUDITED

(in thousands, except share and per share amounts)	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$116,856	$90,121
Short-term investments	4,995	93,822
Interest receivable	53	206
Prepaid expenses and other current assets	626	3,486

Total current assets	122,530	187,635
Restricted cash	—	852
Other assets	—	122
Operating lease right-of-use assets	—	2,187

Total assets	$122,530	$190,796

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	51	$6,761
Accrued expenses	1,361	10,086
Operating lease liability, current	—	10,781
Amount due to related party	—	739

Total current liabilities	1,412	28,367
Operating lease liability, long-term	—	16,648

Total liabilities	$1,412	$45,015

Stockholders’ equity:
Preferred stock, $0.0001 par value: 10,000,000 shares authorized at September 30, 2024 and December 31, 2023, respectively; 0 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	—	—
Common stock, $0.0001 par value: 300,000,000 shares authorized at September 30, 2024 and December 31, 2023, respectively; 5,019,048 and 4,963,197 shares issued at September 30, 2024 and December 31, 2023, respectively; and 5,019,048 and 4,962,997 shares outstanding at September 30, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	817,946	802,036
Accumulated other comprehensive loss	(134)	(62)
Accumulated deficit	(696,694)	(656,193)

Total stockholders’ equity	121,118	145,781

Total liabilities and stockholders’ equity	$122,530	$190,796

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLOVIR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share amounts)	2024	2023	2024	2023
Operating expenses:
Research and development	$(246)	$34,156	$12,020	$99,698
General and administrative	5,883	12,805	23,712	37,797
Restructuring costs	83	—	10,059	—

Total operating expenses	5,720	46,961	45,791	137,495

Loss from operations	(5,720)	(46,961)	(45,791)	(137,495)
Total other income (loss), net:
Interest income	1,494	1,522	4,100	4,362
Other income (loss), net	100	1,167	1,190	2,411

Net loss	$(4,126)	$(44,272)	$(40,501)	$(130,722)

Net loss per share — basic and diluted	$(0.82)	$(8.94)	$(8.10)	$(29.86)

Weighted-average common shares outstanding — basic and diluted	5,017,370	4,951,921	5,003,200	4,377,535

Comprehensive loss:
Net loss	$(4,126)	$(44,272)	$(40,501)	$(130,722)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities	5	25	(72)	268

Total other comprehensive income (loss)	5	25	(72)	268

Comprehensive loss	$(4,121)	$(44,247)	$(40,573)	$(130,454)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLOVIR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

UNAUDITED

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
(in thousands, except share amounts)	Shares	Amount
Balance at December 31, 2022	4,047,531	$—	$690,762	$(468)	$(465,775)	$224,519
Stock-based compensation	—	—	10,029	—	—	10,029
Issuance of common stock, upon vesting of restricted stock	14,554	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	167	—	167
Net loss	—	—	—	—	(41,183)	(41,183)

Balance at March 31, 2023	4,062,085	$—	$700,791	$(301)	$(506,958)	$193,532

Stock-based compensation	—	—	10,288	—	—	10,288
Issuance of common stock, upon vesting of restricted stock	7,786	—	—	—	—	—
Purchase of common stock under the 2020 Employee Stock Purchase Plan	4,736	—	315	—	—	315
Issuance of common stock in public offering, net of underwriting discounts, commissions and offering costs	869,565	—	70,169	—	—	70,169
Unrealized gain on available-for-sale securities				76		76
Net loss	—	—	—	—	(45,267)	(45,267)

Balance at June 30, 2023	4,944,172	$—	$781,563	$(225)	$(552,225)	$229,113

Stock-based compensation	—	—	10,468	—	—	10,468
Issuance of common stock, upon vesting of restricted stock	10,894	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	25	—	25
Net loss	—	—	—	—	(44,272)	(44,272)

Balance at September 30, 2023	4,955,066	$—	$792,031	$(200)	$(596,497)	$195,334

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLOVIR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

UNAUDITED

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
(in thousands, except share amounts)	Shares	Amount
Balance at December 31, 2023	4,962,997	$—	$802,036	$(62)	$(656,193)	145,781
Stock-based compensation	—	—	5,034	—	—	5,034
Issuance of common stock, upon vesting of restricted stock	31,859	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	(76)	—	(76)
Net loss	—	—	—	—	(30,299)	(30,299)

Balance at March 31, 2024	4,994,856	$—	$807,070	$(138)	$(686,492)	$120,440

Stock-based compensation	—	—	5,908	—	—	5,908
Issuance of common stock, upon vesting of restricted stock	17,145	—	—	—	—	—
Purchase of common stock under the 2020 Employee Stock Purchase Plan	1,582	—	21	—	—	21
Unrealized loss on available-for-sale securities	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	(6,076)	(6,076)

Balance at June 30, 2024	5,013,583	$—	$812,999	$(139)	$(692,568)	$120,292

Stock-based compensation	—	—	4,947	—	—	4,947
Issuance of common stock, upon vesting of restricted stock	5,465	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	5	—	5
Net loss	—	—	—	—	(4,126)	(4,126)

Balance at September 30, 2024	5,019,048	$—	$817,946	$(134)	$(696,694)	$121,118

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLOVIR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Nine Months Ended September 30,
(in thousands)	2024	2023
Cash flows from operating activities
Net loss	$(40,501)	$(130,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	257
Non-cash lease expense	145	3,790
Non-cash gain on lease termination and remeasurement	(8,872)	—
Accretion of short-term investment discounts	(1,245)	(2,486)
Stock-based compensation expense	15,889	30,785
Changes in operating assets and liabilities:
Interest receivable	153	(77)
Prepaid expenses and other current assets and prepaid expenses to related party	2,858	2,633
Other assets	122	(813)
Income tax payable	—	(128)
Accounts payable, accrued expenses, other liabilities and amount due to related party	(32,687)	3,045

Net cash used in operating activities	(64,138)	(93,716)
Cash flows from investing activities
Purchase of short-term investments	—	(116,046)
Maturities of short-term investments	90,000	128,813

Net cash provided by investing activities	90,000	12,767
Cash flows from financing activities
Proceeds from issuance of common stock in public offering, net of underwriting discounts, commissions and offering costs	—	70,169
Proceeds from issuance of stock under the 2020 Employee Stock Purchase Plan	21	315

Net cash provided by financing activities	21	70,484

Net increase (decrease) in cash, cash equivalents, and restricted cash	25,883	(10,465)
Cash, cash equivalents, and restricted cash at beginning of period	90,973	106,944

Cash, cash equivalents, and restricted cash at end of period	$116,856	$96,479

Non-cash investing and financing activities
Unrealized (loss) gain on available-for-sale securities	$(72)	$268
Deferred offering costs included in accounts payable and accrued expenses	$—	$46
Reduction of right-of-use asset due to modification and remeasurement	$2,044	$—
Supplemental disclosure of cash flows
Income taxes paid, net of refunds	$—	$351

	Nine Months Ended September 30,
	2024	2023
Cash and cash equivalents	$116,856	$95,627
Restricted cash	—	852

Total cash, cash equivalents, and restricted cash	$116,856	$96,479

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALLOVIR, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1. Nature of the Business

AlloVir, Inc. (“AlloVir” or “the Company”, formerly known as ViraCyte, Inc.) is a cell therapy company developing highly innovative allogeneic T cell therapies to treat and prevent devastating viral diseases. The Company’s innovative and proprietary virus-specific T cell, or VST, therapy platform allows AlloVir to generate off-the-shelf VSTs designed to restore immunity in patients with T cell deficiencies who are at risk from the life-threatening consequences of viral diseases. There is an urgent medical need for therapies to treat a large number of patients suffering from viral diseases who currently have limited or no treatment options. The Company’s platform includes three innovative, allogeneic, off-the-shelf VST therapy candidates targeting 11 different devastating viruses. The Company’s lead product candidate, posoleucel (previously referred to as Viralym-M or ALVR105), is a multi-VST therapy that targets six viruses: adenovirus (“AdV”), BK virus (“BKV”), cytomegalovirus (“CMV”), Epstein-Barr virus (“EBV”), human herpesvirus 6 (“HHV-6”) and JC virus (“JCV”).

In December 2023, the Company announced the discontinuation of three Phase 3 registrational trials of posoleucel following separate, pre-planned Data Safety Monitoring Board (“DSMB”), futility analyses that concluded the studies were unlikely to meet their primary endpoints. Specifically, the Company discontinued a multicenter, randomized, double-blind, placebo-controlled Phase 3 trial comparing posoleucel to placebo for the prevention of infection or disease due to AdV, BKV, CMV, EBV, HHV-6, or JCV in high-risk adult and pediatric patients after undergoing an allogeneic hematopoietic stem cell transplant. The Company also discontinued two multicenter, randomized, double-blind, placebo-controlled Phase 3 trials of posoleucel – one for the treatment of virus-associated hemorrhagic cystitis and the second for the treatment of adenovirus infection – both after allogeneic hematopoietic cell transplant.

In December 2023, the Company also announced that it would review the detailed datasets from those Phase 3 trials and launch a comprehensive review of strategic alternatives focused on maximizing stockholder value, including, but not limited to, a merger, sale, divestiture of assets, licensing, or other strategic transaction. In connection with the evaluation of strategic alternatives and in order to maximize capital preservation, the Company has implemented a plan to reduce our workforce by approximately 95%. This workforce reduction plan was approved in January 2024, and took place primarily during the first quarter of 2024 and was substantially completed by April 15, 2024.

After a comprehensive review of strategic alternatives, on November 7, 2024, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Kalaris Therapeutics, Inc. (“Kalaris”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, at the effective time of the Merger, Aurora Merger Sub, Inc., a wholly-owned subsidiary of the Company, will merge with and into Kalaris (the “Merger”), with Kalaris continuing as a wholly-owned subsidiary of the Company and the surviving corporation of the Merger.

The Company expects to devote significant time and resources to the completion of the Merger. If the Merger is not completed, the Company will reconsider its strategic alternatives and may pursue one of the following courses of action, which the Company currently believes are the most likely alternatives if the Merger is not completed:

•

Pursue another strategic transaction similar to the Merger. The Company may resume its process of evaluating other candidate companies interested in pursuing a strategic transaction and, if a candidate is identified, focus its attention on negotiating and completing such strategic transaction with such candidate.

•	Continue to operate its business. The Company could elect to continue to operate its business and pursue licensing or partnering transactions. To continue to operate its business, the Company would require a significant amount of time and financial resources, and the Company would be subject to all the risks and uncertainties involved in the development of product candidates. There is no assurance that the Company could raise sufficient capital to support these efforts, that its development efforts would be successful or that it could successfully obtain the regulatory approvals required to market any product candidate it pursued.

•

Dissolve and liquidate its assets. If the Company is unable, or does not believe that it is able, to find a suitable candidate for another strategic transaction, the Company may dissolve and liquidate its assets. In that event, the Company would be required to pay all of its debts and contractual obligations and to set aside certain reserves for commitments and contingent liabilities. If the Company dissolves and liquidates its assets, there can be no assurance as to the amount or timing of available cash that will remain for distribution to the Company’s stockholders after paying the Company’s debts and other obligations and setting aside funds for commitments and contingent liabilities.

The Company’s pipeline includes additional investigational VST therapies that may benefit high-risk individuals. ALVR106 is the Company’s second off-the-shelf, multi-VST product candidate targeting devastating respiratory diseases caused by human metapneumovirus (“hMPV”), influenza, parainfluenza virus (“PIV”) and respiratory syncytial virus (“RSV”). A Phase 1b/2 proof of concept (“POC”) clinical study of ALVR106 has completed enrollment of patients in Part A of the trial. The Company has paused development of ALVR106, including discontinuing the trial pending the outcome of the Company’s review of strategic alternatives. Preclinical and IND-enabling studies of ALVR107 to treat and cure hepatitis B were completed in 2022 to support advancement into a POC study. Clinical development of ALVR107 has been paused pending the outcome of the Company’s review of strategic alternatives.

Reverse Stock Split

On January 9, 2025, the board of directors (the “Board”) of AlloVir, Inc. determined to effect a 1-for-23 reverse stock split of AlloVir’s common stock, par value $0.0001 per share.

The reverse stock split ratio approved by the Board is within the previously disclosed range of ratios for a reverse stock split authorized by the stockholders of AlloVir at the Special Meeting of Stockholders of AlloVir held on January 9, 2025.

The reverse stock split became effective at 4:05 p.m. Eastern Time on January 15, 2025, and AlloVir’s Common Stock began trading on a split-adjusted basis on The Nasdaq Capital Market as of the opening of trading on January 16, 2025.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise hold a fraction of a share of Common Stock of AlloVir will receive a cash payment in lieu thereof at a price equal to that fraction of a share to which the stockholder would otherwise be entitled, multiplied by the closing price of AlloVir’s Common Stock on Nasdaq on January 15, 2025 (as adjusted for the reverse split). Accordingly, all share and per share amounts for all periods presented in the accompanying condensed consolidated financial statements and notes thereto have been retroactively adjusted, where applicable, to reflect the reverse stock split.

Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued.

Since its inception and until recently, the Company devoted substantially all of its resources to recruiting personnel, developing its technology platform and advancing its pipeline of product candidates through discovery, preclinical and clinical trials, acquiring and manufacturing clinical trial materials and maintaining and building its intellectual property portfolio. The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, success of clinical trials, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Should the Company resume development of its product candidates, the product candidates will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization.

Through September 30, 2024, the Company has funded its operations primarily with proceeds received from the sale of common stock, research grants, and from the sale of preferred stock. The Company has incurred recurring losses since its inception, including net losses attributable to common stockholders of $40.5 million and $130.7 million for the nine months ended September 30, 2024 and 2023, respectively. In addition, at September 30, 2024, the Company had an accumulated deficit of $696.7 million. The Company expects to continue to generate operating losses for the foreseeable future.

The Company has incurred and expects to continue to incur costs and expenditures in connection with the process of evaluating strategic alternatives. There can be no assurance, however, that the Company will be able to successfully consummate any particular strategic transaction. The process of evaluating strategic options has been and may continue to be costly, time-consuming and complex and the Company may incur significant costs related to this continued evaluation, such as legal, accounting and advisory fees and expenses and other related charges.

Based on current projections, the Company believes that its $121.9 million of cash, cash equivalents and short-term investments held at September 30, 2024 will be sufficient to fund planned operations for at least twelve months from the date that these condensed consolidated financial statements are available to be issued. However, due to the consideration of certain qualitative factors, including the discontinuation of all clinical trials and research activities, as well as the Company’s workforce reduction plan, management has concluded there is substantial doubt regarding the Company’s ability to continue as a going concern for more than twelve months from the date that the condensed consolidated financial statements are available to be issued. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. Should the Company resume the development of product candidates, it would need to obtain substantial additional funding in connection with continuing operations, particularly as the Company resumes its preclinical activities and clinical trials for its product candidates. There can be no assurance that the Company will be able to obtain sufficient capital to cover its costs on acceptable terms, if at all.

ElevateBio, LLC – Related Party

On September 17, 2018, the Company executed a Series A2 Preferred Stock Purchase Agreement (“Series A2 Agreement”) with ElevateBio, LLC (“ElevateBio”) and ElevateBio was a purchaser in our registered direct offering in July 2022. ElevateBio, through its diverse platform of technologies to support cell and gene therapy products and expertise, provides drug development and manufacturing services. As a result of ElevateBio’s purchase of our Series A2 Preferred Stock, which converted to common stock upon completion of our IPO, and as a result of ElevateBio’s participation in the July 2022 registered direct offering, ElevateBio acquired an ownership interest in the Company. The Chief Financial Officer of ElevateBio currently serves in a similar management role with AlloVir. In May 2021, Diana M. Brainard, M.D. succeeded David Hallal, ElevateBio’s Chief Executive Officer, as the Company’s Chief Executive Officer. Mr. Hallal currently serves as Executive Chairman of the Company’s board of directors. Vikas Sinha, the Company’s Chief Executive Officer, President and Chief Financial Officer, also serves as the Chief Financial Officer of ElevateBio. In addition to Mr. Hallal and Mr. Sinha, Morana Jovan-Embiricos, a director of the Company’s board of directors, also serves as a director of the board of directors of ElevateBio.

2. Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2023, and notes thereto, which are included in the Company’s Annual Report on Form 10-K that was filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024. Since the date of those financial statements, there have been no material changes to the Company’s significant accounting policies except as described below.

Restructuring Costs

The Company records costs and liabilities associated with exit and disposal activities in accordance with ASC 420, Exit or Disposal Cost Obligations (ASC 420). Such costs are based on estimates of fair value in the period liabilities are incurred. Given the short duration of when the liability is incurred to when it is paid, there is no significant difference between fair value and the amount paid. Costs are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period. The Company evaluates and adjusts these costs as appropriate for changes in circumstances as additional information becomes available. Refer to Note 13 for further information regarding restructuring costs.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including personnel-related costs, stock-based compensation, facilities, research-related overhead, clinical trial costs, contracted services, research-related manufacturing, license fees and other external costs. Research and development costs also include lease costs for operating leases used for research and development activities, and if the termination of such lease results in a gain, the gain is also recorded as a reduction to research and development expense. The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the services have been performed or when the goods have been received.

Interim Financial Information

The accompanying condensed consolidated balance sheet at September 30, 2024, and the condensed consolidated statements of operations and comprehensive loss, statements of changes in stockholders’ equity for the three and nine months ended September 30, 2024 and 2023 and the condensed consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023 are unaudited. The condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position at September 30, 2024 and the results of its operations for the three and nine months ended September 30, 2024 and 2023 and its cash flows for the nine months ended September 30, 2024 and 2023. The financial data and other information disclosed in these notes related to the three and nine months ended September 30, 2024 and 2023 are also unaudited. The results for the three and nine months ended September 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024 or for any other subsequent interim period.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s condensed consolidated financial statements upon adoption. Under the

Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with certain new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Since December 31, 2023, there have been no new accounting pronouncements adopted by the Company or issued by FASB that are applicable to the Company, except as noted below.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal periods beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company expects to enhance annual segment reporting disclosures based on the new requirements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public companies, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

3. Short-Term Investments

The following tables summarize the amortized cost and estimated fair value of the Company’s U.S. government treasury securities and marketable securities, which are considered to be available-for-sale investments and are included in short-term investments on the consolidated balance sheets:

	September 30, 2024
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government treasury securities	$4,994	$1	$—	$4,995

Totals	$4,994	$1	$—	$4,995

	December 31, 2023
(in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government treasury securities	93,749	73	—	$93,822

Totals	$93,749	$73	$—	$93,822

Certain short-term debt securities with original maturities of less than three months are included in cash and cash equivalents on the consolidated balance sheets and are not included in the tables above. The Company holds debt securities of companies with high credit quality and has determined that there was no material change in the credit risk of any of its debt securities. At September 30, 2024 and December 31, 2023, all investments had contractual maturities within one year.

4. Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$113,794	$—	$—	$113,794

Totals	$113,794	$—	$—	$113,794

Short-term investments:
U.S. government treasury securities	$4,995	$—	$—	$4,995

Totals	$4,995	$—	$—	$4,995

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market fund	$23,854	$—	$—	$23,854

Totals	$23,854	$—	$—	$23,854

Short-term investments:
U.S. government treasury securities	93,822	—	—	$93,822

Totals	$93,822	$—	$—	$93,822

During the nine months ended September 30, 2024 and the year ended December 31, 2023, there were no transfers between levels. The Company classifies its money market fund and U.S. government treasury securities as Level 1 assets under the fair value hierarchy, as these assets have been valued using quoted market prices in active markets without any valuation adjustment.

The carrying amounts of prepaid expenses and other current assets, prepaid expenses to related party, accounts payable, amount due to related party and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

5. Leases

Operating leases

Development and Manufacturing Services Agreement (“DMS Agreement”) with Third-Party Supplier

In October 2022, the Company entered into a Statement of Work (“SOW”) under the DMS Agreement (“2022 SOW under the DMS Agreement”) with a third-party supplier. The 2022 SOW under the DMS Agreement contained an embedded lease for a dedicated manufacturing suite for the manufacture of AlloVir’s products at the facility because the Company directs how and for what purpose the suite is used and obtains substantially all of the economic benefit of the suite. At inception of the lease, it was determined that, in exchange for this dedicated manufacturing suite, AlloVir will pay the supplier a monthly fixed suite utilization fee, fixed batch payments and other related fixed costs, totaling $16.3 million over the 2.25 year lease term ending in December 2024. As part of the arrangement, there were also variable costs for materials, non-fixed batch payments, testing, storage, knowledge and tech transfer and other common area maintenance fees that were not included in the measurement of the lease liability. The lease of the facility was determined to be classified as an operating lease and commenced in October 2022, the point at which the suite was substantially complete and available for use by the Company. Accordingly, at inception, the Company recorded a right-of-use asset and lease liability of $14.7 million.

In December 2023, the Company issued a notice of termination of the DMS Agreement effective June 2024, or 190 days from the third-party supplier’s receipt of the notice. Management concluded that the notice of termination constituted a lease reassessment under ASC 842 as the Company was granted the option of such termination at the onset of the DMS Agreement and it was previously determined to be reasonably certain of not being exercised. As a result, the remaining lease term was shortened and the Company recorded a $4.9 million reduction to the right-of-use asset and lease liability in December 2023.

In February 2024, the Company entered into a new SOW (“2024 SOW under the DMS Agreement”) that terminated the 2022 SOW under the DMS Agreement with a third-party supplier, resulting in a lease remeasurement under ASC 842. The right-of-use asset was previously impaired and thus as a result of the liability remeasurement, the Company recorded a $5.6 million gain to reduce the lease liability in February 2024. As of June 30, 2024, the Company had paid all remaining lease obligations under the DMS Agreement.

Waltham Leases

In September 2021, the Company entered into a lease agreement with BP Bay Colony LLC and a sublease agreement with AMAG Pharmaceuticals Inc. for the lease of property in Waltham, Massachusetts (collectively, the “Waltham leases”). The space identified under the Waltham leases was intended for general office space, research and development, laboratory use, and light manufacturing. The Waltham leases are classified as operating leases and commenced in September 2021. At the inception date, the Company recorded a ROU asset and lease liability of $6.0 million for the lease and a ROU asset and lease liability of $17.3 million for the sublease based on a July 30, 2030 end date for the Waltham leases. As part of the arrangement, there were also variable costs for common area maintenance fees that were not included in the measurement of the lease liability.

In June 2024, the Company entered into a Termination of Sublease Agreement with AMAG Pharmaceuticals Inc. which terminated the sublease agreement effective June 30, 2024. In consideration of the early termination, the Company paid a $5.7 million termination fee. The Company concluded that this early termination constituted a lease modification under ASC 842 as the Company still had access to the premises for a period of time after the execution date of the agreement. As a result of this modification, the Company included the termination fee in the remeasurement of the lease liability and ROU asset, resulting in a $1.8 million gain on lease remeasurement.

In July 2024, the Company entered into a Termination Agreement with BP Bay Colony LLC which terminates with immediate effect, the existing lease. In consideration of the termination, the Company paid a $7.0 million termination fee. As a result of this termination, the Company recorded a $1.5 million gain on lease termination.

As of September 30, 2024, the Waltham leases have terminated and the Company has paid all remaining lease obligations.

Impairment of Lease Right-of-Use Assets

As a result of the December 2023 announcement of the discontinuation of the Company’s three Phase 3 registrational trials, a comprehensive review of strategic alternatives, and the December 2023 notice of termination of the DMS Agreement, the Company determined that there was a triggering event for impairment. The Company determined that the operating lease right-of-use assets were not recoverable as the carrying value exceeded the anticipated future cash flows on an undiscounted basis. To measure the impairment, the Company determined the fair value of the operating lease right-of-use assets based on estimated subleasing scenarios, which represent the highest and best use of the right-of-use assets. This fair value assessment utilized market participant assumptions, including the anticipated amount and timing of potential sublease payments using current real estate trends and market conditions. As a result, an impairment charge was calculated by reducing the carrying amount of the operating lease right-of-use assets to their estimated fair value, which was determined by discounting the estimated future cash flows by applying a rate that a market participant would require in assuming the risks associated with those cash flows. In December 2023, the Company recorded an impairment loss of $16.6 million to the operating lease right-of-use assets. No impairment losses were recorded during the three and nine months ended September 30, 2024 and 2023, respectively.

Total lease costs were $0.0 million and $2.6 million for the three months ended September 30, 2024 and 2023, respectively, and $0.6 million and $7.7 million for the nine months ended September 30, 2024 and 2023, respectively. Cash paid for operating leases was $7.0 million and $0.8 million for the three months ended September 30, 2024 and 2023, respectively, and $17.0 million and $3.9 million for the nine months ended September 30, 2024 and 2023, respectively. The Company’s total variable lease costs, such as materials, non-fixed batch payments, testing, storage, knowledge and tech transfer, and other common area maintenance fees, related to the operating leases was $0.0 million and $0.2 million for the three months ended September 30, 2024 and 2023, respectively, and $0.1 million and $0.9 million for the nine months ended September 30, 2024 and 2023, respectively.

6. Accrued Expenses

Accrued expenses consisted of the following:

(in thousands)	September 30, 2024	December 31, 2023
Employee compensation and benefits	$739	$3,809
Professional fees	547	435
Research and development	—	2,442
Process development and manufacturing costs	—	2,367
Other	75	1,033

Total accrued expenses	$1,361	$10,086

Employee compensation and benefits includes $0.1 million of restructuring liability at September 30, 2024 (see Note 13).

7. Stockholder’s Equity

On May 15, 2023, the Company filed a certificate of amendment to its amended and restated certificate of incorporation authorizing the Company to issue up to 300,000,000 shares of common stock at a par value of $0.0001 per share and 10,000,000 shares of preferred stock at a par value of $0.0001 per share. There were no shares of preferred stock issued or outstanding at September 30, 2024 and December 31, 2023.

On June 21, 2023, the Company entered into an underwriting agreement with J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and BoFA Securities, Inc., as the representatives of the several underwriters (the “Underwriters”) relating to an underwritten public offering of 869,565 shares of its common stock at a public offering price of $86.25 per share, resulting in net proceeds of $70.2 million after deducting underwriting discounts and commissions of $4.5 million and offering costs of $0.3 million. Under the terms of the underwriting agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 130,434 shares of its common stock at the same price per share as the shares, less underwriting discounts and commissions. On July 21, 2023, the Underwriters option expired.

The Company has reserved shares of common stock for issuance as follows:

	September 30,	December 31,
	2024	2023
Options to purchase common stock	264,001	453,902
Unvested restricted stock	48,700	141,516
Stock available for grant under the 2020 Stock Option and Grant Plan	656,143	181,846
Stock available for issuance under the 2020 Employee Stock Purchase Plan	68,924	20,872

Total	1,037,768	798,136

8. Stock-Based Compensation

Stock-Based Compensation Expense

Stock-based compensation expense was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2024	2023	2024	2023
Research and development	$312	$3,254	$232	$10,191
General and administrative	4,635	7,214	15,657	20,594

Total stock-based compensation expense	$4,947	$10,468	$15,889	$30,785

Stock Modification

In connection with the reduction in the Company’s workforce (“RIF”) (see Note 13), the Company accelerated certain unvested stock options and restricted common stock scheduled to vest in the three month period following the employees’ separation date. The Company determined that the acceleration of the unvested units constituted a Type III modification in accordance with ASC 718, resulting in a new measurement of compensation cost. As of September 30, 2024, 28,880 units were accelerated. For the nine months ended September 30, 2024, the acceleration resulted in the recognition of $0.1 million of stock-based compensation expense using the reassessed fair value on the modification date and a reversal of $4.0 million in stock-based compensation expense for previously recognized expense using the original grant date fair value, of which $2.4 million was related to research and development expense and $1.6 million was related to general and administrative expense. There were no units accelerated during the three months ended September 30, 2024.

2020 Stock Option and Grant Plan

At September 30, 2024, there is an aggregate of 656,143 shares reserved for future issuance under the 2020 Plan.

Restricted Common Stock

The following table summarizes restricted common stock activity for the nine months ended September 30, 2024:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2024	141,516	$200.79
Granted	10,652	17.71
Forfeited	(48,999)	191.82
Vested	(54,469)	198.95

Unvested at September 30, 2024	48,700	$171.35

At September 30, 2024, there was $7.0 million of unrecognized stock-based compensation expense related to restricted stock, which is expected to be recognized over a weighted average period of 1.60 years. The total fair value of restricted stock vested was $0.9 million and $3.0 million for the nine months ended September 30, 2024 and 2023, respectively.

Stock Options

The following table summarizes stock option activity (in thousands, except share and per share data):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2024	453,902	$317.63	7.95	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(189,901)	260.36	—	—

Options outstanding at September 30, 2024	264,001	$358.80	6.88	$—

Options vested and exercisable at September 30, 2024	199,117	$402.73	6.56	$—

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the common stock as of the end of the period.

There were no options granted during the nine months ended September 30, 2024. The weighted-average grant date fair value of stock options granted during the nine months ended September 30, 2023 was $113.16 per share. At September 30, 2024, there was $8.9 million of unrecognized stock-based compensation expense related to unvested stock options, which is being recognized over a period of 1.52 years.

2020 Employee Stock Purchase Plan

The Company issued 1,582 common shares under the Employee Stock Purchase Plan (the “ESPP”) during the nine months ended September 30, 2024 at an average price per share of $13.34. Cash received from purchases under the ESPP for the nine months ended September 30, 2024 and 2023 were $0.0 million and $0.3 million, respectively. The Company recognized $0.0 and $0.3 million of compensation expense for the ESPP during the nine months ended September 30, 2024 and 2023, respectively.

At September 30, 2024, there was an aggregate of 68,924 shares reserved for future issuance under the ESPP.

9. Income Taxes

The Company’s income tax provision is computed based on the federal statutory rate, the average state statutory rates, net of the related federal benefit, and foreign statutory rates. For the three months ended September 30, 2024 and 2023, the Company did not record income tax expense due to the generation of net operating losses, the benefits of which have been fully reserved.

The Company’s estimate of the realizability of the deferred tax asset is dependent on estimates of projected future levels of taxable income. In consideration of historical losses and in analyzing future taxable income levels, the Company considered all evidence currently available, both positive and negative, and has not recognized deferred tax assets.

10. Net Loss per Share

The following table summarizes the computation of basic and diluted net loss per share attributable to common stockholders of the Company:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share data)	2024	2023	2024	2023
Numerator:
Net loss – basic and diluted	$(4,126)	$(44,272)	$(40,501)	$(130,722)
Denominator:
Weighted-average common shares outstanding – basic and diluted	5,017,370	4,951,921	5,003,200	4,377,535

Net loss per share – basic and diluted	$(0.82)	$(8.94)	$(8.10)	$(29.86)

Based on the amounts outstanding at September 30, 2024 and 2023, the Company excluded the following potential shares of common stock from the computation of diluted net loss per share attributable to common stockholders for the three and nine months ended September 30, 2024 and 2023, because including them would have had an anti-dilutive effect. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

	September 30,
	2024	2023
Options to purchase common stock	264,001	454,144
Unvested restricted stock	48,700	148,277

11. Commitments and Contingencies

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations. On January 19, 2024, a purported stockholder of the Company filed a lawsuit, captioned Zerbato v. AlloVir, Inc. et al., No. 1:24-cv-10152 (D. Mass.) (the “Securities Class Action”), in the U.S. District Court for the District of Massachusetts against the Company and two of its officers purportedly on behalf of a putative class of stockholders. On April 16, 2024, the Court appointed stockholders Harry Levin and Julio Maurice Bueno as lead plaintiffs and their counsel as lead counsel in the action. On June 17, 2024, lead plaintiffs filed their amended complaint. In the amended complaint, lead plaintiffs assert claims purportedly on behalf of a putative class of stockholders consisting of persons who purchased or otherwise acquired Company securities between January 11, 2023 and December 21, 2023, inclusive. The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and the related regulations, alleging that the defendants made false and misleading statements and omissions to investors relating to the Company’s three Phase 3 studies of posoleucel. The complaint seeks, among other things, damages, prejudgment and post-judgment interest, and attorneys’ fees, expert fees and other costs. Defendants filed their motion to dismiss the amended complaint on August 16, 2024. The lead plaintiffs’ opposition to Defendants’ motion to dismiss is due on November 12, 2024.

On July 3, 2024, a purported stockholder of the Company filed a derivative lawsuit, captioned Steffens v. Brainard et al., No. 1:24-cv-11721 (D. Mass.), in the U.S. District Court for the District of Massachusetts against certain of the Company’s officers and directors and naming the Company as a nominal defendant. The derivative complaint alleges, purportedly on behalf of the Company, violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, unjust enrichment, and waste of corporate assets against the individual defendants. These claims are based on substantially identical allegations as the complaint in the above-listed Securities Class Action. The lawsuit seeks, among other things, an award of damages and restitution in favor of the Company, certain changes to the Company’s corporate governance, punitive damages, and attorneys’ fees and costs. On October 21, 2024, the court ordered plaintiff to file timely proof of service or show cause why the case should not be dismissed for failure to effect timely service by November 4, 2024.

On October 21, 2024, a purported stockholder of the Company filed a derivative lawsuit, captioned Lister v. Brainard et al., No. 1:24-cv-12658 (D. Mass.), in the U.S. District Court for the District of Massachusetts against certain of the Company’s officers and directors and naming the Company as a nominal defendant. The derivative complaint alleges, purportedly on behalf of the Company, violations of Section 14(a) of the Securities Exchange Act of 1934, breach of fiduciary duties, unjust enrichment, waste of corporate assets, gross mismanagement, and abuse of control against the individual defendants and contribution under Sections 10(b) and 21D of the Securities Exchange Act of 1934 against Ms. Brainard and Mr. Sinha. These claims are based on substantially identical allegations as the complaint in the above-listed Securities Class Action. The lawsuit seeks, among other things, an award of damages and restitution in favor of the Company, certain changes to the Company’s corporate governance, and attorneys’ fees and costs.

The Company intends to vigorously defend against the lawsuits. As the outcome is not presently determinable, any loss is neither probable nor reasonably estimable.

Other Obligations

We may incur potential contingent payments upon our achievement of clinical, regulatory and commercial milestones, as applicable, or we may be required to make royalty payments under license and grant agreements we have entered into with various entities pursuant to which we have in-licensed certain intellectual property. Due to the uncertainty of the achievement and timing of the events requiring payment under these agreements, the amounts to be paid by us are not fixed or determinable at this time (see Note 8 in the Company’s Annual Report on Form 10-K that was filed with the SEC on March 15, 2024).

12. Related Party Transactions

In March 2020, the Company entered into a Management and Administrative Services Agreement with ElevateBio Technologies, Inc. that provides for ongoing services to the Company in areas such as information technology, human resources and administration management, and facilities. The Company is billed monthly for such services at cost, with mark-up for profit on specific services, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the associates providing the services. The agreement has an initial term of five years and will automatically renew for successive one year terms, unless earlier terminated under the terms of the agreement. In April 2024, the agreement was terminated effective May 1, 2024.

In May 2020, the Company entered into a Development and Manufacturing Services Agreement with ElevateBio BaseCamp, Inc. (“BaseCamp”) pursuant to which BaseCamp provides products and services that are used in the Company’s laboratory operations, including consulting services, project management services, quality control services and cGMP drug product manufacturing. The agreement will expire upon the later of (a) five years from the effective date of January 1, 2019 or (b) the completion of services under all work orders executed prior to the fifth anniversary of the effective date, unless earlier terminated under the terms of the agreement. All services under all work orders have been completed and the agreement expired on January 1, 2024.

The Company incurred $0.0 and $1.0 million during the three months ended September 30, 2024 and 2023, respectively, and $0.1 million and $1.6 million during the nine months ended September 30, 2024 and 2023, respectively, related to services provided to the Company by ElevateBio and affiliates and sold $0.1 million of equipment to ElevateBio and affiliates during the three and nine months ended September 30, 2024. At September 30, 2024 and December 31, 2023, the Company owed ElevateBio and affiliates $0.0 million and $0.3 million, respectively, and had no prepaid expenses with ElevateBio and affiliates.

In March 2023, the Company entered into a services agreement with Marker Therapeutics, Inc. (“Marker”) pursuant to which Marker provides development services to the Company. Juan Vera, a current director and former executive officer of the Company, is co-founder, director and chief executive officer of Marker. In June 2023, CellReady LLC (“CellReady”) acquired certain manufacturing assets previously owned by Marker, and inherited the service agreement that AlloVir previously maintained with Marker. The Company incurred $0.0 and $0.2 million during the three months ended September 30, 2024 and 2023, respectively, and $0.0 and $0.2 million during the nine months ended September 30, 2024 and 2023, respectively, under the agreement. At September 30, 2024 and December 31, 2023, the Company owed CellReady $0.0 and $0.5 million, respectively.

Members of the Company’s management and board of directors received consulting fees totaling $0.0 million and $0.1 million during the three months ended September 30, 2024 and 2023, respectively, and $0.1 million and $0.3 million during the nine months ended September 30, 2024 and 2023, respectively.

13. Restructuring Costs

In January 2024, the Company’s board of directors approved a RIF of approximately 95% of the Company’s employee base in order to reduce costs and preserve capital in light of the announcement on December 22, 2023 that the Company is discontinuing its three global Phase 3 posoleucel studies. The Company communicated the RIF to affected employees in January 2024.

The RIF was primarily completed during the first quarter of 2024 and was substantially completed by April 15, 2024. As a result of these actions, the Company recorded restructuring costs of $0.1 million and $10.1 million for the three and nine months ended September 30, 2024, respectively, consisting primarily of employee severance, continuing healthcare benefits and other employee-related costs. Restructuring costs associated with one-time termination benefits were recorded pursuant to ASC 420. Cash payments related to the restructuring costs are substantially complete as of September 30, 2024 with remaining cash payments anticipated to be completed by the first half of 2025.

The following table presents the details of the Company’s restructuring liability, which is included in accrued expenses on the consolidated balance sheet at September 30, 2024 as follows:

(in thousands)	Restructuring Liability
Balance at December 31, 2023	$—
Restructuring charges	10,059
Cash payments	9,939

Balance at September 30, 2024	$120

14. Subsequent Events

Merger Agreement

On November 7, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kalaris Therapeutics, Inc. (“Kalaris”) and Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Kalaris (the “Merger”), with Kalaris continuing as a wholly owned subsidiary of the Company and the surviving corporation of the Merger. The Company’s board of directors has unanimously approved the Merger Agreement and, subject to certain exceptions set forth in the Merger Agreement, resolved to recommend that our stockholders adopt the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each share of Kalaris common stock, par value $0.00001 per share (“Kalaris Common Stock”), issued and outstanding (after giving effect to the Kalaris Preferred Stock Conversion (as defined below)) (other than shares of Kalaris Common Stock (or any security convertible into Kalaris Common Stock) (i) held as treasury stock, (ii) owned, directly or indirectly, by the Company or Merger Sub immediately prior to the Effective Time or (iii) as to which appraisal rights have been properly exercised in accordance with Delaware law) will be converted into and become exchangeable for the right to receive a number of shares of the Company’s common stock, par value $0.0001 per share (“Company Common Stock”), based on a ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”) and (b) all of Kalaris’s preferred stock, par value $0.00001 per share, will be converted into Company Common Stock in accordance with, and pursuant to the terms and conditions of the organizational documents of Kalaris (the “Kalaris Preferred Stock Conversion”). At the Effective Time, subject to the terms and conditions of the Merger Agreement, (a) each award of restricted shares of Kalaris Common Stock that is unvested and outstanding will be converted into and become exchangeable for the right to receive a number of restricted shares of Company Common Stock based on the Exchange Ratio and (b) each outstanding option to purchase shares of Kalaris Common Stock granted by Kalaris under its 2019 Equity Incentive Plan, as amended, will be converted into an option to acquire a number of shares of Company Common Stock based on the Exchange Ratio.

Subject to the terms of the Merger Agreement, each unexercised and outstanding Company stock option with an exercise price per share equal to or greater than $92.00 will be cancelled for no consideration and all other unexpired, unexercised and unvested Company stock options will accelerate in full as of immediately prior to the Effective Time. Further, the vesting of each outstanding and unvested Company restricted stock unit will accelerate in full as of immediately prior to the Effective Time and each outstanding and unsettled Company restricted stock unit will be settled in shares of Company Common Stock.

Each of the Company and Kalaris has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) obtaining the requisite approval of their respective stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing, (4) the Company maintaining the existing listing of the Company Common Stock on Nasdaq and causing the shares of Company Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing and (5) the Company filing with the U.S. Securities and Exchange Commission and causing to become effective a registration statement on Form S-4 to register the shares of Company Common Stock to be issued in connection with the Merger.

The Merger Agreement contains certain termination rights of each of the Company and Kalaris. Upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Kalaris a termination fee of $3,480,000, and in certain other circumstances, Kalaris may be required to pay the Company a termination fee of $10,410,000.

The completion of the Merger is subject to customary closing conditions, including, among others, the adoption of the Merger Agreement by the Company’s stockholders.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Kalaris Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Kalaris Therapeutics, Inc. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

December 6, 2024

We have served as the Company’s auditor since 2024.

Kalaris Therapeutics, Inc.

Balance Sheets

(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$3,169	$3,059
Prepaid expenses and other current assets	164	840

Total current assets	3,333	3,899

Total assets	$3,333	$3,899

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable ($0 and $5 due to a related party)	$2,362	$2,759
Accrued research and development expenses	522	2,233
Accrued compensation	466	258
Accrued expenses and other current liabilities ($13 and $21 due to a related party)	592	441

Total current liabilities	3,942	5,691
Convertible promissory notes, net of discount of $256 - related party	—	3,253
Derivative liabilities – related party	—	262

Total liabilities	3,942	9,206

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, $0.00001 par value, 43,151,340 and 25,694,245 shares authorized as of December 31, 2023 and 2022, respectively; 41,871,340 and 25,194,245 shares issued and outstanding as of December 31, 2023 and 2022, respectively; liquidation preference of $43,551 and $25,194 as of December 31, 2023 and 2022, respectively	44,408	24,965

Stockholders’ deficit
Common stock, $0.00001 par value; 54,000,000 and 36,500,000 shares authorized as of December 31, 2023 and 2022, respectively; 6,758,346 shares issued and outstanding as of December 31, 2023 and 2022	—	—
Additional paid-in capital	2,377	2,423
Accumulated deficit	(47,394)	(32,695)

Total stockholders’ deficit	(45,017)	(30,272)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$3,333	$3,899

The accompanying notes are an integral part of these financial statements.

Kalaris Therapeutics, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022
Operating expenses:
Research and development (including $190 and $190 for a related party)	$11,707	$11,763
General and administrative (including $148 and $284 for a related party)	1,757	2,243

Total operating expenses	13,464	14,006

Loss from operations	(13,464)	(14,006)
Change in fair value of derivative liabilities – related party	307	543
Change in fair value of tranche liability – related party	—	204
Interest expense – related party	(687)	(235)
Loss on issuance and on extinguishment of convertible promissory notes – related party	(892)	(1,991)
Other income	37	—

Total other expense, net	(1,235)	(1,479)

Net loss and comprehensive loss	$(14,699)	$(15,485)

Net loss per share attributable to common stockholders, basic and diluted	$(2.42)	$(3.48)

Weighted-average shares outstanding, basic and diluted	6,069,234	4,444,394

The accompanying notes are an integral part of these financial statements.

Kalaris Therapeutics, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2021	—	$—	5,000,000	$—	$2,454	$(17,210)	$(14,756)
Issuance of restricted stock awards	—	—	1,077,621	—	—	—	—
Issuance of common stock in exchange for the in-process research and development assets acquired	—	—	680,725	—	163	—	163
Issuance of Series A redeemable convertible preferred stock, net of tranche liability of $204 and issuance costs of $25	8,500,000	8,271	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock upon conversion of related party convertible promissory notes	16,694,245	16,694	—	—	(1,633)	—	(1,633)
Capital contributions – in-kind services – related party	—	—	—	—	398	—	398
Premium on issuance of convertible promissory notes - related party	—	—	—	—	768	—	768
Stock-based compensation expense	—	—	—	—	271	—	271
Vesting of restricted stock awards	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	(15,485)	(15,485)

Balance at December 31, 2022	25,194,245	$24,965	6,758,346	$—	$2,423	$(32,695)	$(30,272)

Issuance of Series B-1 redeemable convertible preferred stock upon conversion of related party convertible promissory notes	9,957,095	11,222	—	—	(1,321)	—	(1,321)
Issuance of Series B-2 redeemable convertible preferred stock, net of issuance costs of $179	5,520,000	6,721	—	—	—	—	—
Issuance of Series B-2 redeemable convertible preferred stock upon conversion of related party simple agreement for future equity	1,200,000	1,500	—	—	—	—	—
Capital contributions – in-kind services – related party	—	—	—	—	239	—	239
Premium on issuance of convertible promissory notes - related party	—	—	—	—	886	—	886
Stock-based compensation expense	—	—	—	—	148	—	148
Vesting of restricted stock awards	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	(14,699)	(14,699)

Balance at December 31, 2023	41,871,340	$44,408	6,758,346	$—	$2,377	$(47,394)	$(45,017)

The accompanying notes are an integral part of these financial statements.

Kalaris Therapeutics, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(14,699)	$(15,485)
Adjustments to reconcile net loss to net cash used in operations:
Stock-based compensation expense	148	271
Non-cash expense related to in-process research and development assets acquired	—	163
Capital contributions – in-kind services – related party	239	398
Change in fair value of derivative liabilities – related party	(307)	(543)
Change in fair value of tranche liability – related party	—	(204)
Non-cash interest expense – related party	687	235
Loss on issuance and on extinguishment of convertible promissory notes – related party	892	1,991
Changes in assets and liabilities:
Prepaid expense and other current assets	676	(582)
Accounts payable	(402)	1,829
Accrued compensation	208	258
Accrued research and development expenses	(1,711)	1,770
Accrued expenses and other current liabilities	137	120

Net cash used in operating activities	(14,132)	(9,779)

Cash flows from financing activities:
Proceeds from the issuance of redeemable convertible preferred stock and tranche liability, net of issuance costs	6,742	8,475
Proceeds from the issuance of convertible promissory notes – related party, net of issuance costs	6,000	4,300
Proceeds from the issuance of simple agreement for future equity – related party	1,500	—
Proceeds from the issuance of restricted stock awards	—	5

Net cash provided by financing activities	14,242	12,780

Net increase in cash and cash equivalents	110	3,001
Cash and cash equivalents, at beginning of the period	3,059	58

Cash and cash equivalents, at end of the period	$3,169	$3,059

Supplemental disclosure of cash flow information:
Issuance of redeemable convertible preferred stock upon conversion of convertible promissory notes – related party	$11,222	$16,694
Issuance of redeemable convertible preferred stock upon conversion of simple agreements for future equity – related party	$1,500	$—
Financing issuance costs included in accounts payable and accrued expenses and other current liabilities	$22	$—
Common stock issued in exchange for in-process research and development assets acquired	$—	$163
Capital contributions – in-kind services – related party	$239	$398
Premium on issuance of convertible promissory notes - related party	$886	$768
Vesting of restricted stock awards	$2	$2

The accompanying notes are an integral part of these financial statements.

Kalaris Therapeutics, Inc.

Notes to the Financial Statements

1. Description of Business, Organization and Liquidity

Kalaris Therapeutics, Inc. (“Kalaris” or “the Company”) is a clinical-stage ophthalmology biotech company focused on developing retinal therapies. The Company was incorporated on September 30, 2019 in Delaware as NapoCo, Inc. The Company changed its name to Theia Therapeutics, Inc. on November 24, 2019, and to Kalaris Therapeutics, Inc. on May 7, 2024. The Company is located in California. The Company began its operations in April 2021, when the Company licensed its technology from the Regents of the University of California, San Diego (“UCSD”) (Note 5).

Since its inception, the Company has devoted substantially all of its resources to performing research and development, enabling manufacturing activities in support of its product development efforts, hiring personnel, acquiring and developing its technology and product candidates, establishing its intellectual property portfolio, raising capital and providing general and administrative support for these activities.

One of the Company’s founding stockholders, Samsara BioCapital L.P. and its affiliates (collectively, “Samsara”) have provided a significant amount of equity and debt financing from inception and have provided management and operational support services to the Company. As of December 31, 2023 and 2022, Samsara owned 82.1% and 81.2% of the Company’s outstanding voting equity securities, respectively, and was a related party of the Company (Note 11).

Liquidity and Going Concern

The Company has incurred significant losses and negative cash flows from operations since its inception. During the years ended December 31, 2023 and 2022, the Company incurred net losses of $14.7 million and $15.5 million, respectively. During the years ended December 31, 2023 and 2022, the Company had negative cash flows from operations of $14.1 million and $9.8 million, respectively. As of December 31, 2023, the Company had an accumulated deficit of $47.4 million. The Company expects to continue to incur substantial losses for the foreseeable future, and its ability to achieve and sustain profitability will depend on the successful development, approval, and commercialization of product candidates and on the achievement of sufficient revenues to support the Company’s operations.

As of December 31, 2023, the Company had cash and cash equivalents of $3.2 million. To date, the Company has financed its operations primarily through the issuance and sale of redeemable convertible preferred stock, convertible promissory notes, and a simple agreement for future equity (“SAFE”). In January 2024, the Company issued Series B-2 redeemable convertible preferred stock for aggregate net proceeds of $1.6 million (Note 15). In March and May 2024, the Company received a total of $10.0 million from Samsara in accordance with the convertible promissory note agreements with a maturity date of March 12, 2025 (Note 15). In October 2024, the Company entered into a convertible note purchase agreement with Samsara. Under this agreement, the Company will issue up to $25.0 million in convertible promissory notes to Samsara and other investors who subsequently join the agreement (the “Convertible Note Financing”). These notes have a maturity date of May 31, 2025. In October and November 2024, the Company received $10.0 million in the initial closings of the Convertible Note Financing (Note 15). In November 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AlloVir, Inc. (“AlloVir”) and Aurora Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of AlloVir (Note 15). Under the Merger Agreement, the Company is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger (as defined below) in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Company stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Company stockholders. The closing of the Merger is subject to stockholder approval by the stockholders of AlloVir and the Company, customary regulatory approval and the satisfaction or waiver of other closing conditions. If such closing conditions are not satisfied or waived, the Company will require additional financing to continue its operations. As a result of these conditions, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

The Company will need to raise additional financing to continue its products’ development for the foreseeable future until it becomes profitable. The Company plans to monitor expenses and raise additional capital through a combination of equity and debt financings, strategic alliances, and licensing arrangements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual of research and development expenses, the fair value of convertible promissory notes and SAFE, the fair value of derivative liabilities, the fair value of common stock and redeemable convertible preferred stock, stock-based compensation expense, and valuation of deferred tax assets.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company’s cash and cash equivalents are maintained with financial institutions in the United States of America. Cash balances are held at financial institutions and account balances may exceed federally insured limits. The Company also had investments in money market funds, which can be subject to certain credit risks. The Company mitigates the risks by investing in high-grade instruments, limiting its exposure to any one issuer and monitoring the ongoing creditworthiness of the financial institutions and issuers. To date, the Company has not experienced any losses on its cash and cash equivalents balances and periodically evaluates the creditworthiness of its financial institutions.

The Company is subject to risks common to companies in the development stage, including, but not limited to, development and regulatory approval of product candidates, development of markets and distribution channels, dependence on key personnel, and the ability to obtain additional capital as needed to fund its product plans and business operations. To achieve profitable operations, the Company must successfully develop and obtain requisite regulatory approvals for, manufacture, and market its product candidate. There can be no assurance that such product candidate can be developed and approved or manufactured at an acceptable cost and with appropriate performance characteristics, or that such product will be successfully marketed. These factors could have a material adverse effect on the Company’s future financial results.

The product candidate being developed by the Company requires approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s product candidate will receive the necessary regulatory approvals. If Kalaris is unable to complete clinical development, obtain regulatory approval for or commercialize its product candidate, or experiences significant delays in doing so, its business will be materially harmed.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which is the business of developing treatments for retinal diseases. The chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Cash and Cash Equivalents

Cash and cash equivalents include cash in readily available checking accounts and money market funds. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Financial assets and liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

Acquisitions

The Company evaluates acquisitions of assets and other similar transactions to assess whether the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen test is not met, further determination is required as to whether the Company has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business. Significant judgment is required in the application of the screen test to determine whether an acquisition is a business combination or an acquisition of assets.

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in an asset acquisition. In an asset acquisition, the cost allocated to the acquired in-process research and development assets with no alternative future use is charged to research and development expense at the acquisition date.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty of the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the statements of operations and comprehensive loss.

Tranche Liability

The Company issued Series A redeemable convertible preferred stock to its investors, which included embedded derivatives (Note 8). The Company determined that the investors’ right to purchase additional shares of Series A redeemable convertible preferred stock at a predetermined price was a freestanding financial instrument within the scope of ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) that was required to be accounted for separately as a liability at fair value. The Company remeasured the tranche liability at the end of each reporting period until the tranche liability expired. The changes in the fair value were recorded as a change in fair value of tranche liability – related party in the statements of operations and comprehensive loss.

Convertible Promissory Notes Derivative Liabilities

The convertible promissory notes contained embedded features that provided the noteholder with multiple settlement alternatives. Certain of these settlement features provided the noteholder the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company (the “redemption features”).

The redemption features of the convertible promissory notes met the requirements for separate accounting and were accounted for as compound derivative instruments recorded as a liability at fair value at inception and were subject to remeasurement to fair value at each reporting period when outstanding, with any changes in fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and other comprehensive loss (Note 3). Derivative liabilities were classified in the balance sheets as current or non-current consistent with the classification of the respective convertible promissory notes they were related to.

Simple Agreement for Future Equity (SAFE)

The Company issued a SAFE that was settled in shares of redeemable convertible preferred stock. The SAFE met the criteria for liability accounting pursuant to guidance under ASC 480, as the agreement included cash settlement provisions outside of the Company’s control. The SAFE was accounted for at fair value and was remeasured at the end of each reporting period when outstanding. As the SAFE was issued in August 2023 and settled in shares of Series B-2 redeemable convertible preferred stock in October 2023, within a short period of time, the changes in the SAFE’s fair value were minimal.

Redeemable Convertible Preferred Stock

The Company records redeemable convertible preferred stock at fair value on the date of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded separately from stockholders’ deficit because the shares contain deemed liquidation features that are not solely within the Company’s control. The holders of the preferred stock control a majority of the votes of the board of directors of the Company. Accordingly, the preferred stock is classified as temporary equity in the Company’s balance sheets. The Company has not adjusted the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such stock because it is uncertain whether or when a deemed liquidation event would occur that would obligate the Company to pay the liquidation preferences to holders of redeemable convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.

Research and Development Expenses

Research and development expenses are charged to expenses as incurred. Research and development expenses include payroll and personnel related expenses, expenses related to the acquired in-process research and development assets that do not have an alternative use, clinical supplies, consulting costs, external contract research and development expenses and allocated overhead, including allocated information technology expenses.

The Company has entered into various agreements with outsourced vendors, contract development and manufacturing organizations (“CDMOs”) and clinical research organizations (“CROs”). The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. Generally, these agreements set forth the scope of work to be performed at a fixed fee, unit price or on a time and materials basis. The Company records the estimated costs of research and development activities based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development services provided, but not yet invoiced, are included in accrued expenses on the balance sheets. Advance payments for goods or services for future research and development activities are deferred as prepaid expenses and are expensed as the goods are delivered or the related services are performed. The Company makes these estimates based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. To date, there have been no material differences between estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

The Company provides stock-based payments in the form of stock options and restricted stock awards to its employees and consultants. The Company accounts for stock-based compensation expense by measuring and recognizing compensation expense for all stock-based payments based on estimated grant-date fair values. For awards with service-based vesting conditions, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service or vesting period. The vesting period generally approximates the expected service period of the awards. The Company accounts for forfeitures as they occur.

The Company estimates the fair value of stock options using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free rate of return and the estimated fair value of the underlying common stock on the date of grant.

Foreign Currency Transactions

Transactions denominated in foreign currencies are initially measured in U.S. dollars using the exchange rate on the date of the transaction. Foreign currency denominated monetary assets and liabilities are subsequently remeasured at the end of each reporting period using the exchange rate at that date, with the corresponding foreign currency transaction gain or loss recorded in other income in the statements of operations and comprehensive loss.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The comprehensive loss for the Company equals its net loss for all periods presented.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. The Company’s potentially dilutive securities include convertible promissory notes, the SAFE, the redeemable convertible preferred stock, common stock subject to repurchase, unvested restricted stock awards, and stock options. These potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock and common stock subject to repurchase are considered participating securities. The redeemable convertible preferred stock does not have a contractual obligation to share in the Company’s losses, and common stock subject to repurchase and unvested restricted stock awards are considered contingently issuable shares for accounting purposes. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has been incurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount the Company accrues the minimum amount in the range.

Income Taxes

The Company accounts for income taxes using the asset and liability method; under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, if all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to the provision of income taxes in the period when such determination is made.

As of December 31, 2023 and 2022, the Company maintained a valuation allowance against its deferred tax assets as the Company concluded it had not met the “more likely than not” to be realized threshold. Changes in the valuation allowance when they are recognized in the provision for income taxes may result in a change in the estimated annual effective tax rate.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and also issued subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11. The standard amends the current accounting standard, which requires the measurement of all expected losses to be based on historical experience, current conditions and reasonable and supportable forecasts. For trade receivables, contract assets and other financial instruments, the Company will be required to use a forward-looking expected loss model that reflects probable losses rather than the incurred loss model for recognizing credit losses. The Company adopted this standard effective January 1, 2022. The adoption did not have a material impact on the Company’s operating results, balance sheets and cash flows and the impact on the disclosures was not significant.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. Specifically, ASU 2020-06 simplifies accounting for the issuance of convertible instruments by removing major separation models previously required under GAAP. In addition, the ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation in certain areas. The Company adopted this standard effective January 1, 2022, which did not have a material impact on its financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024 for all public entities and for fiscal years beginning after December 15, 2025 for all other entities. Early adoption is permitted and should be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for public entities for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements; however, the amendments affect where such information appears in the notes to the financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures and financial reporting processes.

3. Fair Value Measurements and Fair Value of Financial Instruments

The Company’s fair value hierarchy for its financial instruments measured at fair value on a recurring basis as of December 31, 2023 and 2022, is as follows (in thousands):

	Fair Value Measurements
As of December 31, 2023	Total	Level 1	Level 2	Level 3
Assets:
Money market funds (included in cash equivalents)	$2,538	$2,538	$—	$—

Total fair value of assets	$2,538	$2,538	$—	$—

	Fair Value Measurements
As of December 31, 2022	Total	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities – related party	$262	$—	$—	$262

Total fair value of liabilities	$262	$—	$—	$262

The carrying amounts of cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to their short-term maturities. During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy during the years ended December 31, 2023 and 2022.

During the years ended December 31, 2023, and 2022, the Company issued the following financial instruments to be accounted for at fair value on a recurring basis: derivative liabilities embedded in convertible promissory notes, the tranche liability related to the Series A redeemable convertible preferred stock financing and the SAFE (Note 6).

The Company estimated the fair value of the derivative liabilities embedded in the convertible promissory notes using a with-and-without scenario analysis. In October 2023, the derivative liability was settled upon the conversion of the convertible notes into shares of Series B redeemable convertible preferred stock. The following assumptions were used to determine the estimated fair value of the derivative liabilities related to the compound derivative liability for the year ended December 31, 2023:

	At the Issuance Dates	At the Conversion Date
Expected term (in years)	0.6 - 2.0	0.0 - 1.6
Probability of achievement	0.0% - 90.0%	0.0% - 95.0%
Discount rate	10.3% - 16.4%	15.7% - 16.1%

The following assumptions were used to determine the estimated fair value of the derivative liabilities related to the redemption features for the year ended December 31, 2022:

	At the Issuance Dates	At the Conversion Date	As of December 31, 2022
Expected term (in years)	0.5 - 2.0	0.0 - 1.8	0.2 - 2.0
Probability of achievement	0.0% - 90.0%	0.0% - 95.0%	0.0% - 90.0%
Discount rate	10.5% - 24.2%	10.5% - 15.7%	13.5% - 14.0%

A significant increase in probabilities of a redemption scenario, a change of control scenario and a decrease in a discount rate would significantly increase the estimated fair value of derivative liabilities.

The fair value of the tranche liability related to the Series A redeemable convertible preferred stock financing of $0.2 million was estimated using the contingent forward model with the following assumptions at the issuance date in March 2022: expected term of 0.5 years, discount rate of 20.0% and probability of an additional financing closing occurring of 95.0%. The liability expired in August 2022 and the Company recognized a gain of $0.2 million as the change in fair value of tranche liability – related party in the statement of operations and comprehensive loss. The tranche liability fair value was estimated using Level 3 inputs.

The SAFE was issued in August 2023 and was converted in October 2023 into 1,200,000 shares of Series B-2 redeemable convertible preferred stock at a price per share of $1.25, which was the price per share paid by other investors for the Series B-2 redeemable convertible preferred stock. The SAFE fair value was estimated using Level 3 inputs, including the estimated price for the next round of financing. There were no changes in the SAFE estimated fair value from the issuance to the settlement date.

The following table provides a roll-forward of Level 3 financial instruments during the years ended December 31, 2022 and 2023 (in thousands):

	Derivative Liabilities – Related Party	Tranche Option – Related Party	SAFE – Related Party
Balance as of January 1, 2022	$849	$—	$—

Initial fair value at issuance	317	204	—
Change in fair value	(543)	(204)	—
Derecognition upon settlement or extinguishment	(361)	—	—

Balance as of December 31, 2022	262	—	—

Initial fair value at issuance	708	—	1,500
Change in fair value	(307)	—	—
Derecognition upon settlement or extinguishment	(663)	—	(1,500)

Balance as of December 31, 2023	$—	$—	$—

4. Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2023	2022
Prepaid research and development expenses	$147	$837
Prepaid insurance and other current assets	17	3

Total prepaid expenses and other current assets	$164	$840

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2023	2022
Accrued patent reimbursement costs	$354	$231
Accrued expenses related to in-process research and development assets acquired	151	151
Other current liabilities (including $13 and $21 due to a related party)	87	59

Total accrued expenses and other current liabilities	$592	$441

5. Significant Agreements

License Agreement with the University of California, San Diego

In April 2021, the Company entered into a license agreement with UCSD (as amended, the “UCSD Agreement”) pursuant to which the Company obtained (i) an exclusive license under the patent rights to make, use, sell, offer for sale, and import licensed products and (ii) a non-exclusive license to use the technology with a right to sublicense, each (i) and (ii) related to new anti-VEGF agents and novel long-acting VEGF inhibitors for intraocular neovascularization for the treatment of patients with retinal pathologies. As partial consideration for the license, the Company agreed to pay UCSD $0.2 million and was obligated to issue shares of its common stock to UCSD equal to 5% of the fully diluted issued and outstanding securities of the Company until such time as an aggregate of $5.0 million in gross proceeds from the sale of equity securities had been raised by the Company. In June 2022, after the closing of the Series A financing, the Company issued 680,725 shares of its common stock to UCSD. The Company was also obligated to pay $0.1 million of patent costs incurred prior to the effective date and is required to reimburse future patent expenses incurred by UCSD during the term of the UCSD Agreement. Under the UCSD Agreement, the Company is required to make annual license maintenance payments of $10,000 during the first four anniversaries and $15,000 on the fifth and every subsequent anniversary of the effective date. The Company is obligated to pay an aggregate of up to $4.6 million upon the achievement of various development and regulatory milestones and low single-digit royalties on net sales of licensed products. The royalty is payable, on a licensed product-by-licensed product and country-by country basis, until expiration of the last-to-expire issued patent of the applicable licensed product in the country of sale or the manufacture. If the Company enters into a sublicensing agreement, it is required to pay UCSD a sublicense fee as a percentage of the fair market value of any sublicense fee received that is not earned royalties for each sublicense granted. The sublicense fee percentage ranges from 50% if the applicable sublicense agreement is entered into within one year from the UCSD Agreement effective date and decreases to 10% if the applicable sublicense agreement is entered into after the first dosing of a patient for a phase 2 clinical trial.

Per the UCSD Agreement, UCSD also had a right to purchase up to 10% of the securities issued in each round of equity financing on the same terms and conditions as were offered to other investors. UCSD did not participate in any equity financing, and the participation right expired in April 2023.

In case of a closing of a merger, or sale of at least 50% of the voting stock of the Company or the sale by the Company of all or substantially all of its assets (collectively referred to as “Liquidity Event”), the Company is obligated to make a one-time cash milestone payment to UCSD ranging from $0.1 million to $1.0 million based on the valuation of the Company’s outstanding shares at the Liquidity Event closing date. The Merger (as defined below) does not meet the definition of the Liquidity Event.

The UCSD Agreement is effective until the expiration date of the longest-lived patent rights or last to be abandoned patent or future patent of the licensed products, whichever is later. The Company can terminate the agreement upon 60-days written notice. UCSD can terminate the agreement in the event of an uncured material breach, such as a failure to make payments due, or to perform or a violation of any other material term of the UCSD Agreement, is not cured by the Company within 60 days after a breach written notice provided by UCSD.

The acquisition of the license under the UCSD Agreement, including patent rights and know-how, was accounted for as an asset acquisition. As the acquired technology did not have an alternative use for accounting purposes, the Company recognized the $0.2 million initial cash consideration, $0.1 million patent reimbursement costs incurred prior to the effective date, and $0.2 million related to the obligation to issue shares of the Company’s common stock as research and development expenses. The obligation to issue common stock shares included two components, the initial shares obligation and the additional shares obligation. The fair value of the initial share obligation was estimated as $0.1 million based on the fair value of 275,000 shares of common stock, which represented 5% of the outstanding fully diluted equity at the effective date. As the initial share obligation was indexed to the Company’s own stock, it was recorded as additional paid-in capital. The additional shares obligation was recognized when the next round of financing closed in March 2022. The Company estimated the fair value of an additional 405,725 shares of common stock as $0.2 million and recognized it as research and development expenses and additional paid-in capital in March 2022. The Company concluded that the contingent payment upon the closing of the Liquidity Event was a derivative liability and estimated its fair value as zero at the inception date and at December 31, 2023 and 2022, as the probability of such Liquidity Event at each date was estimated to be zero. The Company recognized $10,000 related to the license maintenance annual fees as research and development expenses in each of the years ended December 31, 2023 and 2022. The Company recognized $0.1 million and $0.2 million related to the patent reimbursement costs as general and administrative expenses for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company recorded $0.2 million as accrued expenses and other current liabilities related to the initial consideration, which was paid in May 2024.

6. Convertible Promissory Notes and SAFE Agreements – Related Party

2019, 2020 and 2021 Convertible Promissory Notes

In October 2019, March 2020 and December 2021, the Company issued various convertible promissory notes to Samsara, for gross cash proceeds of $12.0 million. The 2019 and 2020 convertible promissory notes had an interest rate of 8% per annum on the outstanding principal balances, and the 2021 convertible promissory notes had an interest rate of 2% per annum on the outstanding principal balance. All unpaid interest and principal were due and payable upon Samsara’s request at the convertible promissory notes’ maturities or an event of default, as defined in the agreements. The Company could not prepay the principal and accrued interest at any time before maturity without Samsara’s consent. Samsara had a right to convert the outstanding convertible promissory notes and any unpaid accrued interest into the Company’s common stock at a conversion price equal to a price per share reflecting a pre-money valuation immediately following such applicable conversion at any time after the maturity date.

The convertible promissory notes also had conversion options into the next qualified or non-qualified financing, as defined in the agreements. Upon a change in control, the convertible promissory notes, at Samsara’s election, would either: (i) become due and payable in cash at the closing of such change in control, with the amount being the sum of the outstanding principal, plus any unpaid accrued interest, and a repayment premium as specified in the agreements; or (ii) convert into shares of the Company’s common stock, with the conversion price per share reflecting a pre-money valuation immediately following the conversion.

Concurrently with the 2019 convertible promissory note agreement, the Company entered into a security agreement with Samsara pursuant to which the Company granted Samsara a security interest in substantially all of its assets.

The 2019, 2020 and 2021 convertible promissory notes were issued to Samsara at an estimated fair value of $0.5 million, $10.8 million and $2.3 million, respectively, at the issuance date. Since the convertible promissory notes were issued to a related party and considered not at arm’s length, the total premium of $1.6 million, which was the difference between the fair value at the issuance date of the applicable note and the principal amount of such note, was recognized as a loss on issuance of convertible promissory notes – related party in the statement of operations and comprehensive loss and as additional paid in capital in the statement of redeemable convertible preferred stock and stockholders’ deficit when such notes were issued. The fair value of convertible promissory notes at issuance was estimated based on the probability weighted settlement scenarios model discounted to the present value with the following range of assumptions: expected term of 0.5 – 2.0 years, probabilities of scenarios achievement of 0.0% – 90.0% and discount rates of 10.6% – 23.0%.

The convertible promissory notes contained embedded features that provide Samsara the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company. These embedded features were required to be bifurcated and accounted for separately as a compound derivative instrument. The embedded features were initially and subsequently measured at fair value with changes in the fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and comprehensive loss. The fair value at issuance of the derivative instruments issued with the 2019, 2020 and 2021 convertible promissory notes were zero, $0.6 million and $0.1 million, respectively. The derivative liabilities created a discount on the respective convertible notes that is amortized using the effective interest rate method over the term of the respective notes and recorded as a non-cash interest expense.

The change in fair value of derivative instruments related to the 2019, 2020 and 2021 convertible promissory notes during the year ended December 31, 2022 was zero, $0.4 million and $0.1 million, respectively. The total interest expense of the 2019, 2020 and 2021 convertible promissory notes for the year ended December 31, 2022 was $0.2 million, consisting of $0.1 million of contractual interest expense and $0.1 million in amortization of debt discount arising from the separation of the derivative instruments.

All outstanding convertible promissory notes with an aggregate principal of $12.0 million and accrued unpaid interest of $1.5 million were converted into 16,694,245 shares of the Company’s Series A redeemable convertible preferred stock in March 2022. The estimated fair value of Series A redeemable convertible preferred stock was $1.00 per share. The conversion of the notes into shares of Series A redeemable convertible preferred stock was accounted for as a debt extinguishment. In connection with the extinguishment, in March 2022, the Company recognized the issuance of the redeemable convertible preferred stock at fair value, derecognized the carrying value of the notes and related derivative liabilities and reversed the $1.6 million premium that had been recognized to additional paid in capital at the note’s inception. Additionally, the Company recognized a $1.2 million loss on the extinguishment of convertible promissory notes – related party in the statement of operations and comprehensive loss.

2022 Convertible Promissory Note

In December 2022, the Company issued a convertible promissory note to Samsara (the “2022 Note”) for total proceeds of up to $6.5 million. The 2022 Note was payable in three advances at Samsara’s discretion, carried an annual interest rate of 8%, and had an original maturity date of December 16, 2024. In December 2022 and February 2023, Samsara advanced to the Company $3.5 million and $3.0 million, respectively, under the 2022 Note. All unpaid interest and principal were due and payable upon request of Samsara on or after maturity, or an event of default. The Company could not prepay the principal amount and accrued interest at any time before maturity without the consent of Samsara.

In the event that the Company issued and sold shares of its redeemable convertible preferred stock to investors following the issuance date of the 2022 Note in a single transaction or a series of related transactions that resulted in either (i) gross proceeds of at least $10.0 million (excluding conversion of the (a) 2022 Note and any other convertible notes or convertible securities issued by the Company and then outstanding and (b) aggregate gross proceeds to the Company yielded by any cash investment by Samsara), or (ii) designated as a qualified financing by Samsara (a “2022 Note Qualified Financing”), then the outstanding principal amount of the 2022 Note and any unpaid accrued interest would automatically convert into shares of redeemable convertible preferred stock issued in the 2022 Note Qualified Financing at a conversion price equal to (a) 80% of the per share price paid by investors for the redeemable convertible preferred stock in the 2022 Note Qualified Financing, if the Company has consummated a licensing transaction with an ophthalmic pharmaceutical company on or prior to February 1, 2023, or (b) the lesser of (x) 80% of the per share price paid by investors for the 2022 Note Qualified Financing or (y) the Series A redeemable convertible preferred stock conversion price then in effect, if the Company has not consummated a licensing transaction with an ophthalmic pharmaceutical company on or prior to February 1, 2023.

Upon a change in control, the 2022 Note, at the election of Samsara, would either (i) become due and payable in cash upon the closing of such change in control, in an amount equal to twice the outstanding principal amount plus any unpaid accrued interest, or (ii) convert into shares of the Company’s Series A redeemable convertible preferred stock. The conversion would be based on a price equal to 100% of the total aggregate consideration paid for each share of the Company’s capital stock on an as-converted to common stock basis (including any earn-out amounts).

Unless earlier converted or repaid in connection with the 2022 Note Qualified Financing or a change in control on or prior to the maturity date, or at any time at Samsara’s option, Samsara might elect to convert the 2022 Note and any unpaid accrued interest into the Company’s common stock at a conversion price equal to the Series A redeemable convertible preferred stock conversion price then in effect.

The 2022 Note contained customary representations and warranties, and event of default provisions. Upon any event of default, Samsara could declare the principal and unpaid accrued interest under the 2022 Note immediately due and payable.

The 2022 Note was issued to Samsara at the estimated fair value of $7.7 million at the issuance date. Since the convertible promissory notes were issued to a related party and considered not at arm’s length, the premium of $1.2 million, which was the difference between the fair value at the issuance date and the principal amount of the note, was recognized as a loss on issuance of convertible promissory notes – related party in the statement of operations and comprehensive loss and as additional paid in capital in the statement of redeemable convertible preferred stock and stockholders’ deficit in December 2022 and February 2023 when amounts were advanced under the 2022 Note. The fair value of 2022 Note at issuance was estimated based on the probability weighted settlement scenarios model discounted to the present value with the following range of assumptions: expected term of 0.2 – 2.0 years, probabilities of scenarios achievement of 0.0% – 90.0% and discount rates of 10.5% – 25.1%.

The 2022 Note contained embedded features that provided Samsara the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company. These embedded features were required to be bifurcated and accounted for separately as a compound derivative instrument. The embedded features were initially and subsequently measured at fair value with changes in the fair value are recorded as a change in fair value of derivative liabilities – related party in the statements of operations and comprehensive loss. The fair value at issuance of the derivative instrument issued with the 2022 Note was $0.5 million. The derivative liabilities created a discount on the advances under the 2022 Note that are amortized using the effective interest rate method over the term of the respective advance and recorded as a non-cash interest expense.

The change in fair value of the derivative liability related to the 2022 Note during the years ended December 31, 2023 and 2022 was $0.5 million and zero, respectively. The total interest expense of the 2022 Note for the year ended December 31, 2023 was $0.5 million, consisting of $0.4 million of contractual interest expense and $0.1 million amortization of debt discount arising from separation of the derivative instrument. The total interest expense of the 2022 Note for the year ended December 31, 2022 was less than $0.1 million, consisting of less than $0.1 million of contractual interest expense and less than $0.1 million in amortization of debt discount arising from the separation of the derivative instrument.

In October 2023, in connection with the sale and issuance of Series B redeemable convertible preferred stock, the outstanding principal of $6.5 million for the 2022 Note and accrued unpaid interest of $0.4 million were converted into 6,865,698 shares of Series B-1 redeemable convertible preferred stock at a conversion price of $1.00 per share, representing 80% of the price paid by other investors for Series B-2 shares of redeemable convertible preferred stock financing. The estimated fair value of Series B-1 redeemable convertible preferred stock was $1.13 per share. The conversion of the 2022 Note into shares of Series B-1 redeemable convertible preferred stock was accounted for as a debt extinguishment. In connection with the extinguishment in October 2023, the Company recognized the issuance of the redeemable convertible preferred stock at fair value, derecognized the carrying value of the 2022 Note and related derivative liabilities and reversed the $1.2 million premium that had been recognized as additional paid in capital. Additionally, the Company recognized a $6,000 loss on the extinguishment of convertible promissory notes – related party in the statement of operations and comprehensive loss.

2023 Convertible Promissory Note

In May 2023, the Company issued a convertible promissory note to Samsara (the “2023 Note”) for total proceeds of up to $6.0 million. The 2023 Note was payable in two advances at Samsara’s discretion, carried an annual interest rate of 8%, and had an original maturity date of May 13, 2025. In May 2023, Samsara advanced $3.0 million under the 2023 Note. No subsequent advance was made under the 2023 Note. The 2023 Note’s terms are similar to the 2022 Note provisions described above, except a conversion price upon the qualified financing is the lesser of (a) 80% of the per share price paid by investors in such qualified financing, and (b) 1.25 times the Series A redeemable convertible preferred stock conversion price then in effect.

The 2023 Note was issued to Samsara at the estimated fair value of $3.3 million at the issuance date. Since the convertible promissory notes were issued to a related party and considered not at arm’s length, the premium of $0.3 million, which was the difference between the fair value at the issuance date and the principal amount of the note, was recognized as a loss on issuance of convertible promissory notes – related party in the statement of operations and comprehensive loss and as additional paid in capital in the statement of redeemable convertible preferred stock and stockholders’ deficit for the year ended December 31, 2023. The fair value of convertible promissory notes at issuance was estimated using the probability weighted settlement scenarios model discounted to the present value, with the following range of assumptions: expected term of 0.6 – 2.0 years, probabilities of scenario achievement of 0.0% – 90.0% and discount rates of 16.4% – 25.1%.

The 2023 Note contained embedded features that provide Samsara the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company. These embedded features were required to be bifurcated and accounted for separately as a compound derivative instrument. The embedded features are initially and subsequently measured at fair value with changes in the fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and comprehensive loss. The fair value at issuance of the derivative instrument issued with the 2023 Note was $0.5 million. The derivative liability created a discount on the note that was amortized using the effective interest rate method over the term of the note and recorded as a non-cash interest expense.

The change in fair value of derivative liability related to the 2023 Note during the year ended December 31, 2023 was $0.2 million. The total interest expense of 2023 Note for the year ended December 31, 2023 was $0.2 million, consisting of $0.1 million of contractual interest expense and $0.1 million in amortization of debt discount arising from the separation of the derivative instrument.

In October 2023, in connection with the sale and issuance of Series B redeemable convertible preferred stock, the outstanding principal of $3.0 million for the 2023 Note and accrued unpaid interest of $0.1 million were converted into 3,091,397 shares of Series B-1 redeemable convertible preferred stock at a conversion price of $1.00 per share, representing 80% of the price paid by other investors for Series B-2 shares of redeemable convertible preferred stock financing. The estimated fair value of Series B-1 redeemable convertible preferred stock was $1.13 per share. The conversion of the 2023 Note into shares of Series B-1 redeemable convertible preferred stock was accounted for as a debt extinguishment. In connection with the extinguishment in October 2023, the Company recognized the issued redeemable convertible preferred stock at fair value, derecognized the carrying value of the 2023 Note and related derivative liabilities and, reversed the $0.3 million premium that had been recognized to additional paid in capital at the note’s inception. Additionally, the Company recognized a $0.2 million gain to additional paid in capital in the statement of redeemable convertible preferred stock and stockholders’ deficit.

As of December 31, 2023, the Company did not have any convertible promissory notes outstanding.

SAFE Agreement

In August 2023, the Company entered into a SAFE agreement with Samsara and received gross cash proceeds of $1.5 million. The SAFE agreement had no maturity date, bore no interest, and was redeemable by the Company upon the occurrence of a triggering event, including an equity financing, direct listing transaction, change of control, or initial public offering, as defined in the agreement.

The SAFE was not in the legal form of an outstanding share or debt and, therefore, was evaluated under ASC 480. As the SAFE allowed for redemption upon certain triggering events that were outside the Company’s control, it was classified as a liability pursuant to ASC 480 and initially measured at fair value upon issuance.

The Company estimated the initial fair value of the SAFE to be $1.5 million at the issuance date in August 2023. In October 2023, in connection with the Series B financing, the SAFE was converted into 1,200,000 shares of Series B-2 redeemable convertible preferred stock at $1.25 per share, which was the price paid by other investors in the Series B financing. The Company estimated that changes in the SAFE fair value from the issuance date to the settlement date were not material. As of December 31, 2023, the SAFE was no longer outstanding.

7. Commitments and Contingencies

Research and Development Agreements

The Company enters into various agreements in the ordinary course of business, such as those with suppliers, CDMOs, CROs, and other research and development vendors. These agreements provide for termination at the request of either party, generally with less than one year’s notice. Therefore, they are cancellable contracts and, if canceled, are not expected to have a material effect on the Company’s financial condition, results of operations, or cash flows.

License Agreements

The Company is required to pay certain milestone payments contingent upon the achievement of specific development and regulatory events in accordance with the UCSD Agreement (Note 5). No such milestones were achieved or probable as of December 31, 2023 and 2022. The Company is required to pay royalties on commercial sales of products developed under the UCSD Agreement. The Company’s product candidate was in clinical development as of December 31, 2023 and 2022, and no such royalties were due.

Legal Contingencies

The Company, from time to time, may be a party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings as of December 31, 2023 and 2022. If the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount is reasonably estimable, the Company will accrue a liability for the estimated loss.

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2023 and 2022, the Company does not have any material indemnification claims that were probable or reasonably possible.

8. Redeemable Convertible Preferred Stock

In March 2022, the Company issued 19,694,245 shares of its Series A redeemable convertible preferred stock (the “Series A Stock”) to Samsara, of which 3,000,000 shares of Series A Stock were issued at a purchase price of $1.00 per share paid in cash and 16,694,245 shares of Series A Stock were issued upon conversion of convertible promissory notes issued between October 2019 and December 2021 (Note 6). The Company incurred less than $0.1 million in issuance costs in connection with the March 2022 issuance.

At any time after the Series A initial closing, in the event that the Company’s available cash does not exceed $1.0 million, the Company could make up to two requests (each, a “Funding Request”) to Samsara to purchase 2,500,000 shares of Series A Stock at every such Funding Request at the Series A Stock purchase price. Under the Series A purchase agreement, Samsara also had the right to purchase up to a total of 5,000,000 shares of Series A Stock at any time after the Series A initial closing (such right, the “Purchase Option”), whether or not a Funding Request had been provided to Samsara, at the Series A purchase price. In May and August 2022, the Company issued 5,000,000 shares of the Series A Stock to Samsara under two separate Funding Requests.

The Company’s obligation to issue additional shares under the Purchase Option was concluded to be a liability under ASC 480 and was accounted at fair value (Note 3). This liability was settled in August 2022. The total fair value of $0.2 million was recognized as change in fair value of tranche liability – related party in the statement of operations and comprehensive loss at that time.

In June 2022, the Company issued in the second Series A closing an additional 500,000 shares of Series A Stock to a trust for the benefit of a founder and a director of the Company for cash at a purchase price of $1.00 per share.

In October 2023, the Company issued 6,720,000 shares of Series B-2 redeemable convertible preferred stock (the “Series B-2 Stock”), of which 5,520,000 shares of Series B-2 Stock were issued at a price of $1.25 per share for gross cash proceeds of $6.9 million, including 2,800,000 shares of Series B-2 Stock issued to Samsara for cash, and 1,200,000 shares of Series B-2 Stock were issued to Samsara upon settlement of the SAFE agreements (Note 6). The Company incurred issuance costs of $0.2 million in connection with the issuance of the Series B-2 Stock.

The Company also issued 9,957,095 shares of Series B-1 redeemable convertible preferred stock at a conversion price of $1.00 per share (the “Series B-1 Stock”), all of which were issued upon conversion of convertible promissory notes issued to Samsara between December 2022 and May 2023 (Note 6).

Redeemable convertible preferred stock as of December 31, 2023 and 2022, consisted of the following (in thousands, except shares):

	December 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
Series A	25,194,245	25,194,245	$25,194	$24,965
Series B-1	9,957,095	9,957,095	9,957	11,222
Series B-2	8,000,000	6,720,000	8,400	8,221

Total redeemable convertible preferred stock	43,151,340	41,871,340	$43,551	$44,408

	December 31, 2022
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
Series A	25,694,245	25,194,245	$25,194	$24,965

Total redeemable convertible preferred stock	25,694,245	25,194,245	$25,194	$24,965

The holders of the Company’s redeemable convertible preferred stock have various rights and preferences, including the following:

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, including a merger or consolidation, or a sale or other disposition of all or substantially all of the Company’s assets, the holders of shares of Series A Stock, Series B-1 Stock and Series B-2 Stock are entitled to receive, before any payments are made to the holders of common stock, an amount per share equal to the Series A Stock, Series B-1 Stock and Series B-2 Stock original issuance price of $1.00, $1.00 and $1.25 per share, respectively, plus any dividends declared but unpaid. If the Company’s legally available assets are insufficient to satisfy the Series A Stock, Series B-1 Stock and Series B-2 Stock liquidation preference, then proceeds will be distributed with equal priority and pro rata among the holders of the Series A Stock, Series B-1 Stock and Series B-2 Stock in proportion to the preferential amount each holder was otherwise entitled to receive.

After the payment of the full liquidation preference of the redeemable convertible preferred stock, the Company’s remaining assets legally available for distribution, if any, will be distributed ratably to the holders of common stock and redeemable preferred stock on an as-if-converted basis.

Conversion

Shares of redeemable convertible preferred stock are convertible into common stock at the option of the holder at a conversion ratio that equals to the original issue price for such series, adjusted for any anti-dilution adjustments, divided by the conversion price for such series, in effect on the date of the conversion. The initial conversion price per share for convertible preferred stock is the original issuance price. The conversion ratios were one-for-one for each series of redeemable convertible preferred stock as of December 31, 2023 and 2022.

Each share of redeemable convertible preferred stock is automatically convertible into shares of common stock at the then-effective conversion ratio immediately upon (i) the vote or written consent of the holders of at least the majority of the outstanding shares of redeemable convertible preferred stock, (ii) the closing of a firm-commitment underwritten public offering with gross proceeds to the Company of at least $75.0 million and a public offering price which is at least $3.75 per share, adjusted for any anti-dilution adjustments, or (iii) closing of a special purpose acquisition company (a “SPAC”) transaction. A SPAC transaction is any business combination pursuant to which the Company is merged into, or otherwise combines with a SPAC listed on a national securities exchange, or a subsidiary of such SPAC, and the shares of capital stock of the Company outstanding immediately prior to such transaction continue to represent, immediately following such combination, a majority, by voting power, of the capital stock of the surviving or resulting corporation.

Dividends

The Company may not pay any dividends on common stock of the Company unless the holders of redeemable convertible preferred stock then outstanding first or simultaneously receive dividends at the same rate as dividends paid with respect to common stock or any class or series that is not convertible into common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to redeemable convertible preferred stock. If the Company declares, pays or sets aside, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of each series of redeemable convertible preferred stock are calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of preferred stock. Through December 31, 2023 and 2022, no dividends had been declared or paid.

Voting Rights

Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock held by such holder could then be converted. The holders of redeemable convertible preferred stock vote together with the holders of common stock as a single class and on an as converted to common stock basis.

The holders of shares of the Series A Stock, voting as a separate class, are entitled to elect three members of the board of directors. The holders of the shares of common stock, voting as a separate class, are entitled to elect one director of the Company. The holders of common stock and redeemable convertible preferred stock, voting together as a single class on an as-converted basis, are entitled to elect all remaining members of the board of directors, if any.

Redemption

The Company’s redeemable convertible preferred stock has been classified as temporary equity in the accompanying balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon deemed liquidation events not solely within the Company’s control, including a merger or consolidation, or a sale or other disposition of all or substantially all of the Company’s assets. The Company has determined not to adjust the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

9. Common Stock

As of December 31, 2023 and 2022, shares of common stock reserved for future issuance were as follows:

	As of December 31,
	2023	2022
Redeemable convertible preferred stock, as converted	41,871,340	25,194,245
Outstanding stock option awards	564,551	564,551
Shares available for future options grants	2,062,275	41,612

Total shares reserved for future issuance	44,498,166	25,800,408

Common Stock Issued to Founders

In September 2019, the Company entered into restricted stock agreements with the founders of the Company to issue 5,000,000 shares of common stock to the founders at a purchase price of $0.00001 per share, which approximated fair value on the issuance date. Samsara received 1,250,000 fully vested shares, while the other two founders who are current Company directors received 3,750,000 shares that vest monthly over a four-year period starting from the issuance date. The Company reserves the right to repurchase unvested shares at the original purchase price, adjusted for any stock dividends, stock splits, reverse stock splits, or recapitalizations of the Company’s common stock occurring after the effective date of the applicable restricted stock agreement, if the founder’s services to the Company are terminated. The founder awards were accounted as a compensatory arrangement under ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). The stock-based compensation expense related to founders’ shares was de-minimis. During the years ended December 31, 2023 and 2022, 703,125 and 937,500 shares vested, respectively. There were zero and 703,125 unvested shares as of December 31, 2023 and 2022, respectively.

10. Stock Option Plan and Stock-Based Compensation

In 2019, the Company adopted the 2019 Stock Plan (the “2019 Plan”), which provides for stock awards to employees, directors and consultants of the Company. Awards issuable under the 2019 Plan include incentive stock options (“ISO”), non-statutory stock options (“NSO”), restricted stock units, stock grants and stock purchase awards. As of December 31, 2023, 3,704,447 shares of common stock had been authorized for issuance and 2,062,275 shares were available for future grant under the 2019 Plan.

Options to purchase common stock may be granted at a price not less than the fair market value as established by the board of directors in the case of both NSOs and ISOs. Stock option grants under the 2019 Plan generally vest over four years. All options expire no later than ten years from the date of grant. The exercise price of ISOs granted to an employee who owns more than 10% of the voting power of all classes of stock of the Company shall be no less than 110% of the estimated fair market value of the underlying common stock on the grant date, and the contractual term is no longer than five years.

A summary of option activity under the 2019 Plan is as follows:

	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	—	$—	—	—
Options granted	564,551	$0.11

Outstanding as of December 31, 2022	564,551	$0.11	9.57	$164

Outstanding as of December 31, 2023	564,551	$0.11	8.57	$164

Exercisable as of December 31, 2023	377,990	$0.11	8.57	$110

Vested and expected to vest as of December 31, 2023	564,551	$0.11	8.57	$164

Aggregate intrinsic value represents the difference between the fair value of the underlying common stock and the exercise price as of December 31, 2023. The total fair value of options that vested during the years ended December 31, 2023 and 2022 was $0.1 million and $0.1 million, respectively. The estimated weighted-average grant date fair value of options granted for the year ended December 31, 2022, was $0.36. As of December 31, 2023, total unrecognized stock-based compensation expense was $0.1 million, which is expected to be recognized over a weighted- average period of 1.9 years.

Restricted Stock Awards

In February 2022, the Company issued restricted stock awards to its former president for 1,010,270 shares and a consultant for 67,351 shares, in each case, at a purchase price of $0.005 per share under the 2019 Plan. The shares related to the former president’s award vest monthly over four years starting from January 2021, while the shares related to the consultant’s award vest monthly over six years starting from January 2020. The restricted stock awards are subject to the Company’s right of repurchase upon termination of services at a repurchase price equal to their original purchase price. Shares purchased pursuant to these awards participate in dividends and voting, are legally outstanding, and are presented as outstanding shares; however, for accounting purposes, shares purchased by employees pursuant to restricted stock awards are not considered issued until they vest according to their respective vesting schedules. Unvested awards are excluded from the calculation of net loss attributable to common stockholders as these are considered contingently issuable shares and require services to be performed as these shares continue to vest. Proceeds received from the issuance of restricted stock awards are recorded as a share repurchase liability within accrued expenses and other current liabilities on the balance sheet and reclassified to additional paid-in capital as such awards vest.

A summary of restricted stock awards activity under the 2019 Plan is as follows:

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	—	$0.00
Granted	1,077,621	$0.35
Vested	(525,472)	$0.35

Unvested as of December 31, 2022	552,149	$0.35

Vested	(260,984)	$0.35

Unvested as of December 31, 2023	291,165	$0.35

As of December 31, 2023, there was $0.1 million of unrecognized stock-based compensation related to restricted stock awards, which is expected to be recognized over a weighted-average period of 1.1 years. No restricted stock awards were repurchased or cancelled during the years ended December 31, 2023 and 2022.

Stock-Based Compensation Expense

The Black-Scholes option pricing model, used to estimate the fair value of stock-based awards, requires the use of the following assumptions:

•

Fair value of Common Stock. The fair market value of common stock is determined by the board of directors with assistance from management and external valuation experts. The approach to estimating the fair market value of common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

In accordance with the Practice Aid, the Company utilized an Option Pricing Method (“OPM”) based analysis, primarily the OPM backsolve methodology, to determine the estimated fair value of the common stock. Within the OPM framework, the backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account the Company’s capital structure and the rights, preferences and privileges of each class of stock, then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility, and risk-free rate). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, the Company also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

•

Expected Term. The expected term of options granted represents the period of time that the options are expected to be outstanding. Due to the lack of historical exercise history, the expected term of the Company’s employee and non-employee stock options has been determined by calculating the midpoint of the contractual term of the options and the weighted-average vesting period.

•

Expected Volatility. The expected stock price volatility assumption was determined by examining the historical volatilities for comparable public companies, as the Company did not have any trading history for the common stock.

•

Risk-Free Interest Rate. The risk-free interest rate assumption is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

•

Dividends. The Company has not paid any dividends on its common stock since its inception and does not anticipate paying any dividends in the foreseeable future. Consequently, an expected dividend yield of zero was used.

The estimated grant-date fair value of stock options granted during the year ended December 31, 2022 was calculated based on the following assumptions:

Year Ended December 31,
2022
Expected term (in years)	5.16 - 5.82
Expected volatility	95.29% - 97.40%
Expected dividend yield	0.00%
Risk-free interest rate	2.89%

The following table presents the classification of stock-based compensation expense related to stock-based awards granted (in thousands):

	Year Ended December 31,
	2023	2022
Research and development expenses	$52	$85
General and administrative expenses	96	186

Total stock-based compensation expense	$148	$271

The above stock-based compensation expense was related to the following stock-based awards (in thousands):

	Year Ended December 31,
	2023	2022
Restricted stock awards including unvested founders’ shares	$92	$191
Stock options	56	80

Total stock-based compensation expense	$148	$271

11. Related Parties

Scientific Advisor – Board Member

In 2021, the Company entered into an advisory agreement with one of its founders and a director. For each of the years ended December 31, 2023 and 2022, the Company paid the scientific advisor a consulting fee in the amount of $50,000 for advisory services. There were no amounts due to or from this related party as of December 31, 2023 or 2022.

Sale of Series A Stock to a Founder and Board Member

For the benefit of a director, the Company issued to a trust 500,000 shares of Series A redeemable convertible preferred stock in June 2022 (Note 8) and 1,250,000 shares of common stock in September 2019 (Note 9).

Samsara BioCapital L.P. and Affiliates

Since the Company’s inception, Samsara has provided in-kind research and development and general and administrative services to the Company. From April 2022, Samsara also began to provide general and administrative services for cash consideration related to (i) accounting and controllership, (ii) human resources, and (iii) executive assistance. In July 2023, the Company and Samsara entered into a Business Services Agreement (the “BSA”) that governs the provision of such services. The BSA has a term of five years and may be terminated upon 15 days’ written notice by either party.

The Company recognized $0.2 million as general and administrative expenses and $0.1 million as research and development expenses for the year ended December 31, 2023 related to services provided by Samsara. The Company recognized $0.3 million as general and administrative expenses and $0.1 million as research and development expenses for the year ended December 31, 2022. In-kind services were estimated at fair value and recognized as capital contributions to additional paid-in-capital of $0.2 million and $0.4 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company recognized zero and $5,000 in accounts payable and $13,000 and $21,000 in other accrued liabilities and other current liabilities in the balance sheets, respectively, related to the services provided by Samsara under the BSA.

The Company has issued Samsara convertible promissory notes (Note 6), the SAFE (Note 6), redeemable convertible preferred stock (Note 8) and common stock (Note 9). In July 2024, the Company entered into a royalty agreement with Samsara (Note 15).

12. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year ended December 31,
	2023	2022
Numerator:
Net loss	$(14,699)	$(15,485)
Denominator:
Weighted average common shares outstanding	6,758,346	6,340,763
Less: Weighted-average common shares subject to repurchase	(689,112)	(1,896,369)

Weighted-average shares outstanding, basic and diluted	6,069,234	4,444,394

Net loss per share attributable to common stockholders, basic and diluted:	($2.42)	($3.48)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

	December 31,
	2023	2022
Redeemable convertible preferred stock	41,871,340	25,194,245
Outstanding options to purchase common stock	564,551	564,551
Unvested founders’ shares	—	703,125
Unvested restricted stock awards	291,165	552,149
2022 Note*	—	3,511,507

Total	42,727,056	30,525,577

*

As of December 31, 2022, the conversion of the 2022 Note into common stock or redeemable convertible preferred stock was dependent on the price of shares that may be issued in connection with the 2022 Note Qualified Financing. The number of shares herein is calculated based on the conversion of the 2022 Note’s outstanding principal and accrued and unpaid interest as of December 31, 2022 into the Company’s preferred stock at the price of $1.00 per share.

13. Income Taxes

All Company’s operating losses were generated in the United States. The Company has no current or deferred income tax expense for federal or state purposes for the years ended December 31, 2023 and 2022.

The reconciliation of the effective tax rate for income taxes from the federal statutory rate was as follows:

	Year Ended December 31,
	2023	2022
Income tax computed at federal statutory rate	21%	21%
State taxes	1.5%	1.4%
Other permanent differences	(1.1)%	(2.1)%
Research credits	5.3%	2.6%
Change in valuation allowance	(26.7)%	(22.9)%

Effective income tax rate	—%	—%

The following table presents significant components of the Company’s deferred tax assets and liabilities as of December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,
	2023	2022
Deferred Tax Assets:
Net operating loss carry forwards	$4,877	3,869
Capitalized R&D expenditures	3,926	1,969
Research credits	1,756	984
Other	692	626

Total deferred tax assets	11,251	7,448

Less: Valuation allowance	(11,251)	(7,448)

Net deferred tax assets	$—	$—

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. The Company has reviewed its positive and negative evidence and has concluded that it is more likely than not that the net deferred tax assets will not be realized; therefore, the Company continues to maintain a valuation allowance. The valuation allowance increased by $3.8 million and $3.4 million during the years ended December 31, 2023 and 2022, respectively, due to the generation of net operating losses.

The Company has net operating loss carryforwards for federal and state income tax purposes of $21.9 million and $3.9 million, respectively, as of December 31, 2023. The federal net operating loss carryforwards are not subject to expiration but are limited to 80% of the taxable income in the year the carryforward is used. State net operating loss carryforwards, if not utilized, will expire beginning in 2040.

As of December 31, 2023, the Company has federal and state research and development credit carryforwards of $1.7 million and $0.7 million, respectively. The federal credits will expire beginning in 2041 and the state credits can be carried forward indefinitely.

Under Section 382 of the Tax Code, the ability to utilize net operating losses carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws. The Company has not performed a 382 study and when performed, it could result in material reductions to deferred tax assets and related valuation allowance disclosed above. The Company experienced an ownership change in March 2022 and may experience ownership changes as a result of future financing or other changes in stock ownership.

The Tax Cuts and Jobs Act of 2017 contains a provision that requires the capitalization of Section 174 costs incurred in years beginning on or after January 1, 2022. Section 174 costs are expenditures that represent research and development costs that are incidental to the development or improvement of a product, process, formula, invention, computer software or technique. This provision changes the treatment of Section 174 costs such that the expenditures are no longer allowed as an immediate deduction but rather must be capitalized and amortized over five years for domestic research and development and fifteen years for foreign research and development.

Uncertain Tax Positions

A reconciliation of the beginning and ending balances of the unrecognized tax benefits during the year ended December 31, 2023 and 2022, is as follows (in thousands):

	Year Ended December 31,
	2023	2022
Beginning balance	$222	$89
Increase in tax positions in the current period	292	133

Ending balance	$514	$222

The entire amount of the unrecognized tax benefits would not impact on the Company’s effective tax rate if recognized, due to the valuation allowance. The Company has elected to include interest and penalties as a component of tax expense. During the years ended December 31, 2023 and 2022, the Company did not recognize accrued interest and penalties related to unrecognized tax benefits.

The Company files tax returns in the U.S., California and other various states. The Company is currently not under examination in any of these jurisdictions and all its tax years remain effectively open to examination due to net operating loss carryforwards.

14. Defined Contribution plan

The Company sponsors a 401(k) plan (the “401(k) Plan”), which stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations of eligible compensation. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company’s matching contributions during the years ended December 31, 2023 and 2022 were immaterial.

15. Subsequent Events

The Company has evaluated subsequent events for financial statement purposes occurring through December 6, 2024, the date these financial statements were available to be issued.

Series B-2 redeemable convertible preferred stock financing

In January 2024, the Company issued 1,280,000 shares of its Series B-2 redeemable convertible preferred stock and received cash proceeds of $1.6 million.

Convertible Promissory Notes

In March 2024, the Company issued a convertible promissory note to Samsara. In March and May 2024, Samsara advanced to the Company a total of $10.0 million under the note. The March 2024 convertible promissory note has an annual interest rate of 10% and a maturity date of March 12, 2025.

In October 2024, the Company entered into a convertible note purchase agreement with Samsara to issue to Samsara and other investors who subsequently joined the agreement up to $25.0 million of convertible promissory notes (the “Convertible Note Financing”). The convertible promissory notes have an annual interest rate of 8% and a maturity date of May 31, 2025. In October and November 2024, the Company received $10.0 million in the initial closings of the Convertible Note Financing. Under the Merger Agreement, the Company is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Company stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Company stockholders.

Stock Option Grants

In May and September 2024, the Company granted options to its employees and consultants to purchase an aggregate of 5,133,522 shares of common stock, with the exercise price of $0.17 per share.

Royalty Agreement with Samsara

In July 2024, the Company entered into a royalty agreement (the “Royalty Agreement”) with Samsara, the majority stockholder of Kalaris and a related party. Under the Royalty Agreement, the Company agreed to redeem 50,000 shares of its common stock issued to Samsara under a restricted stock purchase agreement (Note 9) in exchange for the Company’s agreement to pay Samsara a low-single digit percentage tiered royalty on net sales, if any, of the Company’s products developed using the technology licensed under the UCSD Agreement. Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years after the first commercial sale of such product in such country and (ii) the expiration of the last-to-expire issued claim of the Company’s patents for such product in such country.

Proposed Merger with AlloVir

In November 2024, the Company entered into the Merger Agreement with AlloVir and Merger Sub, a wholly owned subsidiary of AlloVir. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of AlloVir (the “Merger”). Under the Merger Agreement, the Company is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Company stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Company stockholders. The Merger Agreement was approved by the boards of directors of AlloVir and the Company and is subject to stockholder approval by the stockholders of AlloVir and the Company, customary regulatory approval and the satisfaction or waiver of other closing conditions.

Kalaris Therapeutics, Inc.

Condensed Balance Sheets

(in thousands, except share and per share data)

(unaudited)

	September 30,	December 31,

	2024	2023
Assets
Current assets
Cash and cash equivalents	$1,913	$3,169
Prepaid expenses and other current assets	234	164

Total current assets	2,147	3,333

Other non-current assets	314	—

Total assets	$2,461	$3,333

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$2,228	$2,362
Accrued research and development expenses	201	522
Accrued compensation	418	466
Accrued expenses and other current liabilities ($48 and $13 due to a related party)	394	592
Convertible promissory notes, net of discount of $1,195 – related party	9,253	—
Derivative liabilities – related party	1,272	—

Total current liabilities	13,766	3,942

Royalty obligation – related party	32,076	—

Total liabilities	45,842	3,942

Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, $0.00001 par value, 43,151,340 shares authorized as of September 30, 2024 and December 31, 2023; 43,151,340 and 41,871,340 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively; liquidation preference of $45,151 and $43,551 as of September 30, 2024 December 31, 2023, respectively	45,999	44,408
Stockholders’ deficit
Common stock, $0.00001 par value; 65,000,000 and 54,000,000 shares authorized as of September 30, 2024 and December 31, 2023, respectively; 6,711,679 and 6,758,346 shares issued and outstanding as of September 30, 2024 and December 31, 2023	—	—
Additional paid-in capital	5,155	2,377
Accumulated deficit	(94,535)	(47,394)

Total stockholders’ deficit	(89,380)	(45,017)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$2,461	$3,333

The accompanying notes are an integral part of these unaudited condensed financial statements.

Kalaris Therapeutics, Inc.

Condensed Statements of Operations and

Comprehensive Loss

(in thousands, except share and per share data)

(unaudited)

	Nine Months Ended September 30,
	2024	2023
Operating expenses
Research and development (including $32,115 and $139 for a related party)	$41,192	$8,741
General and administrative (including $145 and $118 for a related party)	3,407	1,259

Total operating expenses	44,599	10,000

Loss from operations	(44,599)	(10,000)
Change in fair value of derivative liabilities – related party	860	307
Interest expense – related party	(1,392)	(648)
Loss on issuance and on extinguishment of convertible promissory notes – related party	(2,134)	(886)
Other income (expense), net	124	(1)

Total other expense, net	(2,542)	(1,228)

Net loss and comprehensive loss	(47,141)	(11,228)

Net loss per share attributable to common stockholders, basic and diluted	$(7.14)	$(1.89)

Weighted-average shares outstanding, basic and diluted	6,598,494	5,942,456

The accompanying notes are an integral part of these unaudited condensed financial statements.

Kalaris Therapeutics, Inc.

Unaudited Condensed Statements of Redeemable Convertible Preferred Stock

and Stockholders’ Deficit

(in thousands, except share data)

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2023	41,871,340	$44,408	6,758,346	$—	$2,377	$(47,394)	$(45,017)
Issuance of Series B-2 redeemable convertible preferred stock, net of issuance costs of $9	1,280,000	1,591	—	—	—	—	—
Capital contributions – in-kind services – related party	—	—	—	—	60	—	60
Premium on issuance of convertible promissory notes – related party	—	—	—	—	2,134	—	2,134
Issuance of common stock upon stock option exercises	—	—	3,333	—	1	—	1
Repurchase of common shares in connection with the royalty agreement – related party	—	—	(50,000)	—	(32)	—	(32)
Stock-based compensation expense	—	—	—	—	615	—	615
Net loss	—	—	—	—	—	(47,141)	(47,141)

Balance at September 30, 2024	43,151,340	$45,999	6,711,679	$—	$5,155	$(94,535)	$(89,380)

Balance at December 31, 2022	25,194,245	$24,965	6,758,346	$—	$2,423	$(32,695)	$(30,272)
Capital contributions – in-kind services – related party	—	—	—	—	179	—	179
Premium on issuance of convertible promissory notes – related party	—	—	—	—	886	—	886
Stock-based compensation expense	—	—	—	—	117	—	117
Vesting of restricted stock awards	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	(11,228)	(11,228)

Balance at September 30, 2023	25,194,245	$24,965	6,758,346	$—	$3,606	$(43,923)	$(40,317)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Kalaris Therapeutics, Inc.

Unaudited Condensed Statements of Cash Flows

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(47,141)	$(11,228)
Adjustments to reconcile net loss to net cash used in operations:
Royalty obligation expense – related party	32,044	—
Stock-based compensation expense	615	117
Capital contributions – in-kind services – related party	60	179
Change in fair value of derivative liabilities – related party	(860)	(307)
Non-cash interest expense – related party	1,392	648
Loss on issuance and on extinguishment of convertible promissory notes – related party	2,134	886
Changes in assets and liabilities:
Prepaid expense and other current assets	(70)	769
Other non-current assets	(314)	—
Accounts payable	(129)	(910)
Accrued compensation	(48)	85
Accrued research and development expenses	(321)	(346)
Accrued expenses and other current liabilities	(181)	111

Net cash used in operating activities	(12,819)	(9,996)

Cash flows from financing activities:
Proceeds from the issuance of redeemable convertible preferred stock, net of issuance costs	1,591	—
Proceeds from the issuance of convertible promissory notes – related party, net of issuance costs	9,993	6,000
Proceeds from the issuance of simple agreements for future equity – related party	—	1,500
Payment of deferred issuance costs	(22)	(117)
Proceeds from exercise of stock options	1	—

Net cash provided by financing activities	11,563	7,383

Net decrease in cash and cash equivalents	(1,256)	(2,613)
Cash and cash equivalents, at beginning of the period	3,169	3,059

Cash and cash equivalents, at end of the period	$1,913	$446

Supplemental disclosure of cash flow information:
Capital contributions – in-kind services – related party	$60	$179
Premium on issuance of convertible promissory notes – related party	$2,134	$886
Vesting of restricted stock awards	$—	$1

The accompanying notes are an integral part of these unaudited condensed financial statements.

Kalaris Therapeutics, Inc.

Notes to the Unaudited Condensed Financial Statements

1. Description of Business, Organization and Liquidity

Kalaris Therapeutics, Inc. (“Kalaris” or “the Company”) is a clinical-stage ophthalmology biotech company focused on developing retinal therapies. The Company was incorporated on September 30, 2019 in Delaware as NapoCo, Inc. The Company changed its name to Theia Therapeutics, Inc. on November 24, 2019 and to Kalaris Therapeutics, Inc. on May 7, 2024. The Company is located in California. The Company began its operations in April 2021, when the Company licensed its technology from the Regents of the University of California, San Diego (“UCSD”) (Note 5).

Since its inception, the Company has devoted substantially all of its resources to performing research and development, enabling manufacturing activities in support of its product development efforts, hiring personnel, acquiring and developing its technology and product candidates, establishing its intellectual property portfolio, raising capital and providing general and administrative support for these activities.

One of the Company’s founding stockholders, Samsara BioCapital L.P. and its affiliates (collectively, “Samsara”) have provided a significant amount of equity and debt financing from inception and have provided management and operational support services to the Company. As of September 30, 2024 and December 31, 2023, Samsara owned 79.9% and 82.1% of the Company’s outstanding voting equity securities, respectively, and was a related party of the Company (Note 11).

Liquidity and Going Concern

The Company has incurred significant losses and negative cash flows from operations since its inception. During the nine months ended September 30, 2024 and 2023, the Company incurred net losses of $47.1 million and $11.2 million, respectively. As of September 30, 2024, the Company had an accumulated deficit of $94.5 million. The Company expects to continue to incur substantial losses for the foreseeable future, and its ability to achieve and sustain profitability will depend on the successful development, approval, and commercialization of product candidates and on the achievement of sufficient revenues to support the Company’s operations.

As of September 30, 2024, the Company had cash and cash equivalents of $1.9 million. To date, the Company has financed its operations primarily through the issuance and sale of redeemable convertible preferred stock, convertible promissory notes, and a simple agreement for future equity (“SAFE”). In October 2024, the Company entered into a convertible note purchase agreement with Samsara to issue to Samsara and other investors who subsequently joined the agreement up to $25.0 million of convertible promissory notes with a maturity date of May 31, 2025 (the “Convertible Note Financing”). In October and November 2024, the Company received $10.0 million in the initial closings of the Convertible Note Financing (Note 14). In November 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AlloVir, Inc. (“AlloVir”) and Aurora Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of AlloVir (Note 14). Under the Merger Agreement, the Company is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger (as defined below) in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Company stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Company stockholders. The closing of the Merger is subject to stockholder approval by the stockholders of AlloVir and the Company, customary regulatory approval and the satisfaction or waiver of other closing conditions. If such closing conditions are not satisfied or waived, the Company will require additional financing to continue its operations. As a result of these conditions, substantial doubt exists about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

The Company will need to raise additional financing to continue its products’ development for the foreseeable future until it becomes profitable. The Company plans to monitor expenses and raise additional capital through a combination of equity and debt financings, strategic alliances, and licensing arrangements.

The accompanying condensed financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying condensed financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2. Summary of Significant Accounting Policies

There have been no changes to the significant accounting policies as disclosed in Note 2 to the Company’s annual financial statements for the years ended December 31, 2023 and 2022 included elsewhere in this proxy statement/prospectus, except for accounting of the royalty obligation as described below.

Basis of Presentation

The unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchanges Commission (“SEC”) regarding interim financial reporting. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Unaudited Condensed Financial Statements

The unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair statement of the Company’s financial position as of September 30, 2024 and its results of operations and cash flows for the nine months ended September 30, 2024 and 2023. The results of operations for the nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024, or for any other future annual or interim period. The condensed balance sheet as of December 31, 2023 included herein was derived from the audited financial statements as of that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from these unaudited condensed financial statements. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2023 and 2022 included elsewhere in this proxy statement/prospectus.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations. Significant estimates and assumptions reflected in these condensed financial statements include, but are not limited to, the accrual of research and development expenses, the fair value of convertible promissory notes and SAFE, the fair value of derivative liabilities, the fair value of royalty obligation, the fair value of common stock and redeemable convertible preferred stock, stock-based compensation expense, and valuation of deferred tax assets.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company’s cash and cash equivalents are maintained with financial institutions in the United States of America. Cash balances are held at financial institutions and account balances may exceed federally insured limits. The Company also had investments in money market funds, which can be subject to certain credit risks. The Company mitigates the risks by investing in high-grade instruments, limiting its exposure to any one issuer and monitoring the ongoing creditworthiness of the financial institutions and issuers. To date, the Company has not experienced any losses on its cash and cash equivalents balances and periodically evaluates the creditworthiness of its financial institutions.

The Company is subject to risks common to companies in the development stage, including, but not limited to, development and regulatory approval of product candidates, development of markets and distribution channels, dependence on key personnel, and the ability to obtain additional capital as needed to fund its product plans and business operations. To achieve profitable operations, the Company must successfully develop and obtain requisite regulatory approvals for, manufacture, and market its product candidate. There can be no assurance that such a product candidate can be developed and approved or manufactured at an acceptable cost and with appropriate performance characteristics, or that such product will be successfully marketed. These factors could have a material adverse effect on the Company’s future financial results.

The product candidate being developed by the Company requires approval from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s product candidate will receive the necessary regulatory approvals. If Kalaris is unable to complete clinical development, obtain regulatory approval for or commercialize its product candidate, or experiences significant delays in doing so, its business will be materially harmed.

Royalty Obligation – Related Party

In July 2024, the Company entered into a royalty agreement with Samsara (Note 5). In exchange for the shares of common stock the Company redeemed from Samsara, the Company is obligated to pay royalties on a product-by-product and country-by-country basis at low single-digit royalty rates on future net product sales. Given the significant related party relationships with Samsara, the Company concluded that the royalty agreement is a funded research and development agreement under ASC 730-20, Research and Development Arrangements. The Company recognized the royalty obligation at its estimated fair value at the effective date of the agreement. Once royalty payments are deemed probable and estimable, and if such amounts exceed the royalty obligation balance, the Company will impute interest to accrete the royalty obligation on a prospective basis based on such estimates. If and when the Company makes royalty payments under the royalty agreement, the royalty obligation balance will be reduced.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024 for all public entities and for fiscal years beginning after December 15, 2025 for all other entities. Early adoption is permitted and should be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU modified the disclosure and presentation requirements primarily through enhanced disclosures of significant segment expenses and clarified that single reportable segment entities must apply Topic 280 in its entirety. This guidance is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements; however, the amendments affect where such information appears in the notes to the financial statements because entities are required to include certain current disclosures in the same tabular format as the other disaggregation requirements in the amendments. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures and financial reporting processes.

3. Fair Value Measurements and Fair Value of Financial Instruments

The Company’s fair value hierarchy for its financial instruments measured at fair value on a recurring basis as of September 30, 2024 and December 31, 2023, is as follows (in thousands):

	Fair Value Measurements
As of September 30, 2024	Total	Level 1	Level 2	Level 3
Assets:
Money market funds (included in cash equivalents)	$1,138	$1,138	$—	$—

Total fair value of assets	$1,138	$1,138	$—	$—

Liabilities:
Derivative liabilities – related party	$1,272	$—	$—	$1,272

Total fair value of liabilities	$1,272	$—	$—	$1,272

	Fair Value Measurements
As of December 31, 2023	Total	Level 1	Level 2	Level 3
Assets:
Money market funds (included in cash equivalents)	$2,538	$2,538	$—	$—

Total fair value of assets	$2,538	$2,538	$—	$—

The carrying amounts of cash equivalents, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to their short-term maturities. During the periods presented, the Company has not changed the manner in which it values liabilities that are measured at estimated fair value using Level 3 inputs. There were no transfers within the hierarchy for any periods presented.

During the nine months ended September 30, 2024 and year ended December 31, 2023, the Company issued the following financial instruments to be accounted for at fair value on a recurring basis: derivative liabilities embedded in convertible promissory notes, and the SAFE (Note 6).

The Company estimated the fair value of the derivative liabilities embedded in the convertible promissory notes using a with-and-without scenario analysis. The Company estimated that embedded change of control feature fair values were minimal based on the low probability of the change of control events during the nine months ended September 30, 2024 and year ended December 31, 2023.

The following assumptions were used to determine the estimated fair value of the derivative liabilities related to the redemption features for the nine months ended September 30, 2024:

	At the Issuance Dates	As of September 30, 2024
Expected term (in years)	0.4 - 1.3	0.4 - 1.0
Probability of achievement	0.0% - 90.0%	0.0% - 50.0%
Discount rate	12.3% - 18.7%	12.5%

The following assumptions were used to determine the estimated fair value of the derivative liabilities related to the redemption features for the year ended December 31, 2023:

	At the Issuance Dates	At the Conversion Date	As of December 31, 2023
Expected term (in years)	0.2 - 2.0	0.0 - 1.6	—
Probability of achievement	0.0% - 90.0%	0.0% - 95.0%	—
Discount rate	10.3% - 16.4%	15.7% - 16.1%	—

A significant increase in probabilities of qualified financing or redemption scenario, a change of control scenario and a decrease in a discount rate would significantly increase the estimated fair value of derivative liabilities.

The SAFE was issued in August 2023 and was converted in October 2023 into 1,200,000 shares of Series B-2 redeemable convertible preferred stock at a price per share of $1.25, which was the price per share paid by other investors for the Series B-2 redeemable convertible preferred stock. SAFE fair value was estimated using Level 3 inputs, including estimated price for the next round of financing. There were no changes in the SAFE estimated fair value from the issuance to the settlement date.

The following table provides a roll-forward of the aggregate fair values of the Company’s outstanding Level 3 financial instruments during the nine months ended September 30, 2024 and 2023 (in thousands):

	Derivative liabilities – related party	SAFE – related party
Balance as of January 1, 2024	$—	$—
Initial fair value at issuance	2,132	—
Change in fair value	(860)	—

Balance as of September 30, 2024	$1,272	$—

Balance as of January 1, 2023	$262	$—
Initial fair value at issuance	708	1,500
Change in fair value	(307)	—

Balance as of September 30, 2023	$663	$1,500

4. Balance Sheet Components

Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	September 30,	December 31,

	2024	2023
Prepaid research and development expenses	$106	$147
Prepaid insurance and other current assets	128	17

Total prepaid expenses and other current assets	$234	$164

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	September 30,	December 31,

	2024	2023
Accrued patent reimbursement costs	$316	$354
Accrued expenses related to in-process research and development assets acquired	—	151
Other current liabilities ($48 and $13 due to a related party)	78	87

Total accrued expenses and other current liabilities	$394	$592

5. Significant Agreements

License Agreement with the University of California, San Diego

In April 2021, the Company entered into a license agreement with UCSD (as amended, the “UCSD Agreement”) pursuant to which the Company obtained (i) an exclusive license under the patent rights to make, use, sell, offer for sale, and import licensed products and (ii) a non-exclusive license to use the technology with a right to sublicense, each (i) and (ii) related to new anti-VEGF agents and novel long-acting VEGF inhibitors for intraocular neovascularization for the treatment of patients with retinal pathologies. As partial consideration for the license, the Company agreed to pay UCSD $0.2 million and was obligated to issue shares of its common stock to UCSD equal to 5% of the fully diluted issued and outstanding securities of the Company until such time as an aggregate of $5.0 million in gross proceeds from the sale of equity securities had been raised by the Company. In June 2022, after the closing of the Series A financing, the Company issued 680,725 shares of its common stock to UCSD. The Company was also obligated to pay $0.1 million of patent costs incurred prior to the effective date and is required to reimburse future patent expenses incurred by UCSD during the term of the UCSD Agreement. Under the UCSD Agreement, the Company is required to make annual license maintenance payments of $10,000 during the first four anniversaries and $15,000 on the fifth and every subsequent anniversary of the effective date. The Company is obligated to pay an aggregate of up to $4.6 million upon the achievement of various development and regulatory milestones and low single-digit royalties on net sales of licensed products. The royalty is payable, on a licensed product-by-licensed product and country-by country basis, until expiration of the last-to-expire issued patent of the applicable licensed product in the country of sale or the manufacture. If the Company enters into a sublicensing agreement, it is required to pay UCSD a sublicense fee as a percentage of the fair market value of any sublicense fee received that is not earned royalties for each sublicense granted. The sublicense fee percentage ranges from 50% if the applicable sublicense agreement is entered into within one year from the UCSD Agreement effective date and decreases to 10% if the applicable sublicense agreement is entered into after the first dosing of a patient for a phase 2 clinical trial.

Per the UCSD Agreement, UCSD also had a right to purchase up to 10% of the securities issued in each round of equity financing on the same terms and conditions as were offered to other investors. UCSD did not participate in any equity financing, and the participation right expired in April 2023.

In case of a closing of a merger, or sale of at least 50% of the voting stock of the Company or the sale by the Company of all or substantially all of its assets (collectively referred to as “Liquidity Event”), the Company is obligated to make a one-time cash milestone payment to UCSD ranging from $0.1 million to $1.0 million based on the valuation of the Company’s outstanding shares at the Liquidity Event closing date. The Merger (as defined below) does not meet the definition of the Liquidity Event.

The UCSD Agreement is effective until the expiration date of the longest-lived patent rights or last to be abandoned patent or future patent of the licensed products, whichever is later. The Company can terminate the agreement upon 60 days written notice. UCSD can terminate the agreement in the event of an uncured material breach, such as a failure to make payments due, or to perform or a violation of any other material term of the UCSD Agreement, is not cured by the Company within 60 days after a breach written notice provided by UCSD.

The acquisition of the license under the UCSD Agreement, including patent rights and know-how, was accounted for as an asset acquisition. As the acquired technology did not have an alternative use for accounting purposes, the Company recognized the $0.2 million initial cash consideration, $0.1 million patent reimbursement costs incurred prior to the effective date, and $0.2 million related to the obligation to issue shares of the Company’s common stock as research and development expenses. The obligation to issue common stock shares included two components, the initial shares obligation and the additional shares obligation. The fair value of the initial share obligation was estimated as $0.1 million based on the fair value of 275,000 shares of common stock, which represented 5% of the outstanding fully diluted equity at the effective date. As the initial share obligation was indexed to the Company’s own stock, it was recorded as additional paid-in capital. The additional shares obligation was recognized when the next round of financing closed in March 2022. The Company estimated the fair value of an additional 405,725 shares of common stock as $0.2 million and recognized it as research and development expenses and additional paid-in capital in March 2022. The Company concluded that the contingent payment upon the closing of the Liquidity Event was a derivative liability and estimated its fair value as zero at the inception date and at September 30, 2024, as the probability of such Liquidity Event at each date was estimated to be zero. The Company recognized $7,500 of the $10,000 related to the license maintenance annual fees as research and development expenses in each nine months ended September 30, 2024 and 2023. The Company recognized less than $0.1 million and $0.1 million related to the patent reimbursement costs as general and administrative expenses for each of the nine months ended September 30, 2024 and 2023, respectively. As of December 31, 2023, the Company recorded $0.2 million as accrued expenses and other current liabilities related to the initial consideration, which was paid in May 2024. No related liability was recorded as of September 30, 2024. The Company achieved the first development milestone in August 2024 and incurred an expense of $0.1 million recorded as research and development expense in the unaudited condensed statement of operations for the nine months ended September 30, 2024. The assignment fee derivative liability fair value was estimated to be zero as of September 30, 2024 and December 31, 2023, as the probability of the Liquidity Event was estimated to be zero.

Royalty Agreement with Samsara – Related Party

In July 2024, the Company entered into a royalty agreement (the “Royalty Agreement’) with Samsara, the majority stockholder of Kalaris and a related party. Under the Royalty Agreement, the Company redeemed 50,000 shares of its common stock issued to Samsara under a restricted stock purchase agreement in exchange for the Company’s agreement to pay Samsara a low single digit percentage tiered royalty on net sales, if any, of the Company’s products developed using the technology licensed under the UCSD Agreement. Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years after the first commercial sale of such product in such country and (ii) the expiration of the last-to-expire issued claim of Kalaris’ patents for such product in such country.

The Company identified two elements in the Royalty Agreement: repurchased shares, and future royalty payments to Samsara. The repurchase of shares was accounted at an estimated fair value of $32,000 as a reduction of common stock and additional paid in capital in the balance sheet and the statement of redeemable convertible preferred stock and shareholders’ deficit. The Company recorded $32.1 million as a long-term liability related to the obligation to make royalty payments to Samsara. The fair value of the royalty obligation was estimated using a risk-adjusted net present value model, based on the contractual royalty rates applied to the future net sales forecast, adjusted by the probability of success of product development and discounted to the effective date of the Royalty Agreement using a 25.0% discount rate. The excess of the royalty liability over the fair value of the repurchased shares of $32.0 million was recorded as a research and development expense in the condensed statement of operations and comprehensive loss for the nine months ended September 30, 2024. Once royalty payments to Samsara are deemed probable and estimable, and if such amounts exceed the initially recorded royalty obligation balance, the Company will impute interest to accrete the liability on a prospective basis based on such estimates. If and when the Company makes royalty payments under the Royalty Agreement, the royalty obligation balance will be reduced.

As of September 30, 2024, royalty payments were not probable and estimable and, therefore, for the nine months ended September 30, 2024, no interest expense was recognized for the royalty liability.

6. Convertible Promissory Notes and SAFE Agreements – Related Party

2022 Convertible Promissory Note

In December 2022, the Company issued a convertible promissory note to Samsara (the “2022 Note”) for total proceeds of up to $6.5 million. The 2022 Note was payable in three advances at Samsara’s discretion, carried an annual interest rate of 8%, and had an original maturity date of December 16, 2024. In December 2022 and February 2023, Samsara advanced to the Company $3.5 million and $3.0 million, respectively, under the 2022 Note. All unpaid interest and principal were due and payable upon request of Samsara on or after maturity, or in the event of default. The Company could not prepay the principal amount and accrued interest at any time before maturity without the consent of Samsara.

In the event that the Company issued and sold shares of its redeemable convertible preferred stock to investors following the issuance date of the 2022 Note in a single transaction or a series of related transactions that resulted in either (i) gross proceeds of at least $10.0 million (excluding conversion of the (a) 2022 Note and any other convertible notes or convertible securities issued by the Company and then outstanding and (b) aggregate gross proceeds to the Company yielded by any cash investment by Samsara), or (ii) designated as a qualified financing by Samsara (a “2022 Note Qualified Financing”), then the outstanding principal amount of the 2022 Note and any unpaid accrued interest would automatically convert into shares of redeemable convertible preferred stock issued in the 2022 Note Qualified Financing at a conversion price equal to (a) 80% of the per share price paid by investors for the redeemable convertible preferred stock in the 2022 Note Qualified Financing, if the Company has consummated a licensing transaction with an ophthalmic pharmaceutical company on or prior to February 1, 2023, or (b) the lesser of (x) 80% of the per share price paid by investors for the 2022 Note Qualified Financing or (y) the Series A redeemable convertible preferred stock conversion price then in effect, if the Company has not consummated a licensing transaction with an ophthalmic pharmaceutical company on or prior to February 1, 2023.

Upon a change in control, the 2022 Note, at the election of Samsara, would either (i) become due and payable in cash upon the closing of such change in control, in an amount equal to twice the outstanding principal amount plus any unpaid accrued interest, or (ii) convert into shares of the Company’s Series A redeemable convertible preferred stock. The conversion would be based on a price equal to 100% of the total aggregate consideration paid for each share of the Company’s capital stock on an as-converted to common stock basis (including any earn-out amounts).

Unless earlier converted or repaid in connection with the 2022 Note Qualified Financing or a change in control on or prior to the maturity date, or at any time at Samsara’s option, Samsara might elect to convert the

2022 Note and any unpaid accrued interest into the Company’s common stock at a conversion price equal to the Series A redeemable convertible preferred stock conversion price then in effect.

The 2022 Note contained customary representations and warranties, and event of default provisions. Upon any event of default, Samsara could declare the principal and unpaid accrued interest under the 2022 Note immediately due and payable.

The 2022 Note was issued to Samsara at the estimated fair value of $7.7 million at the issuance date. Since the convertible promissory notes were issued to a related party and considered not at arm’s length, the premium of $1.2 million, which was the difference between the fair value at the issuance date and the principal amount of the note, was recognized as a loss on issuance of convertible promissory notes – related party in the statement of operations and comprehensive loss and as additional paid in capital in the condensed statement of redeemable convertible preferred stock and stockholders’ deficit in December 2022 and February 2023 when amounts were advanced under the 2022 Note. The fair value of the 2022 Note at issuance was estimated based on the probability weighted settlement scenarios model discounted to the present value with the following range of assumptions: expected term of 0.2 – 2.0 years, probabilities of scenarios achievement of 0.0% – 90.0% and discount rates of 10.5% – 25.1%.

The 2022 Note contained embedded features that provided Samsara the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company. These embedded features were required to be bifurcated and accounted for separately as a compound derivative instrument. The embedded features were initially and subsequently measured at fair value with changes in the fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and comprehensive loss. The fair value at issuance of the derivative instrument issued with the 2022 Note was $0.5 million. The derivative liabilities created a discount on the advances under the 2022 Note that are amortized using the effective interest rate method over the term of the respective advance and recorded as a non-cash interest expense.

The change in fair value of the derivative liability related to the 2022 Note was $0.5 million during the nine months ended September 30, 2023. The total interest expense for the 2022 Note was $0.5 million for the nine months ended September 30, 2023, consisting of $0.4 million of contractual interest expense and $0.1 million in amortization of debt discount arising from the separation of the derivative instrument.

In October 2023, in connection with the sale and issuance of Series B redeemable convertible preferred stock, the outstanding principal of $6.5 million for the 2022 Note and accrued unpaid interest of $0.4 million were converted into 6,865,698 shares of Series B-1 redeemable convertible preferred stock at a conversion price of $1.00 per share, representing 80% of the price paid by other investors for Series B-2 shares of redeemable convertible preferred stock financing. The estimated fair value of Series B-1 redeemable convertible preferred stock was $1.13 per share. The conversion of the 2022 Note into shares of Series B-1 redeemable convertible preferred stock was accounted for as a debt extinguishment. In connection with the extinguishment in October 2023, the Company recognized the issuance of the redeemable convertible preferred stock at fair value, derecognized the carrying value of the 2022 Note and related derivative liabilities and reversed the $1.2 million premium that had been recognized as additional paid in capital. Additionally, the Company recognized a $6,000 loss on the extinguishment of convertible promissory notes – related party in the statement of operations and comprehensive loss.

2023 Convertible Promissory Note

In May 2023, the Company issued a convertible promissory note to Samsara (the “2023 Note”) for total proceeds of up to $6.0 million. The 2023 Note was payable in two advances at Samsara’s discretion, carried an annual interest rate of 8%, and had an original maturity date of May 13, 2025. In May 2023, Samsara advanced $3.0 million under the 2023 Note. No subsequent advance was made under the 2023 Note. The 2023 Note’s terms are similar to the 2022 Note provisions described above, except a conversion price upon the qualified financing is the lesser of (a) 80% of the per share price paid by investors in such qualified financing, and (b) 1.25 times the Series A redeemable convertible preferred stock conversion price then in effect.

The 2023 Note was issued to Samsara at the estimated fair value of $3.3 million at the issuance date. Since the convertible promissory notes were issued to a related party and considered not at arm’s length, the premium of $0.3 million, which was the difference between the fair value at the issuance date and the principal amount of the note, was recognized as a loss on issuance of convertible promissory notes – related party in the statement of operations and comprehensive loss and as additional paid in capital in the condensed statement of redeemable convertible preferred stock and stockholders’ deficit in May 2023. The fair value of convertible promissory notes at issuance was estimated using the probability weighted settlement scenarios model discounted to the present value with the following range of assumptions: expected term of 0.6 – 2.0 years, probabilities of scenario achievement of 0.0% – 90.0% and discount rates of 16.4% – 25.1%.

The 2023 Note contained embedded features that provide Samsara the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company. These embedded features were required to be bifurcated and accounted for separately as a compound derivative instrument. The embedded features are initially and subsequently measured at fair value with changes in the fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and comprehensive loss. The fair value at issuance of the derivative instrument issued with the 2023 Note was $0.5 million. The derivative liability created a discount on the note that was amortized using the effective interest rate method over the term of the note and recorded as a non-cash interest expense.

The change in fair value of derivative liability related to the 2023 Note was $0.2 million for the nine months ended September 30, 2023. The total interest expense of 2023 Note was $0.2 million for the nine months ended September 30, 2023, consisting of $0.1 million of contractual interest expense and $0.1 million in amortization of debt discount arising from the separation of the derivative instrument.

In October 2023, in connection with the sale and issuance of Series B redeemable convertible preferred stock, the outstanding principal of $3.0 million for the 2023 Note and accrued unpaid interest of $0.1 million were converted into 3,091,397 shares of Series B-1 redeemable convertible preferred stock at a conversion price of $1.00 per share, representing 80% of the price paid by other investors for Series B-2 shares of redeemable convertible preferred stock financing. The estimated fair value of Series B-1 redeemable convertible preferred stock was $1.13 per share. The conversion of the 2023 Note into shares of Series B-1 redeemable convertible preferred stock was accounted for as a debt extinguishment. In connection with the extinguishment in October 2023, the Company recognized the issued redeemable convertible preferred stock at fair value, derecognized the carrying value of the 2023 Note and related derivative liabilities and reversed the $0.3 million premium that had been recognized to additional paid in capital at the note’s inception. Additionally, the Company recognized a $0.2 million gain to additional paid in capital in the condensed statement of redeemable convertible preferred stock and stockholders’ deficit.

2024 Convertible Promissory Note

In March 2024, the Company issued a convertible promissory note to Samsara (the “2024 Note”) for total proceeds of up to $10.0 million. The 2024 Note was payable in two advances at Samsara’s discretion, carries an annual interest rate of 10%, and has an original maturity date of March 2025. In March and May 2024, Samsara advanced to the Company $5.0 million for an aggregate advance of $10.0 million under the 2024 Note. The 2024 Note’s terms are similar to the terms of the 2022 Note described above, except the conversion price upon a qualified financing is 80% of the per share price paid by investors in such qualified financing, and the 2024 Note is convertible into shares of Series B-2 redeemable convertible preferred stock upon the occurrence of a change in control, or at any time at Samsara’s option. The 2024 Note contains customary representations and warranties and event of default provisions. Upon any event of default, Samsara can declare the principal and unpaid accrued interest under the 2024 Note immediately due and payable. As of September 30, 2024, the Company was in compliance with all applicable provisions of the 2024 Note.

The 2024 Note was issued to Samsara at the estimated fair value of $12.1 million at the issuance date. Since the convertible promissory notes were issued to a related party and considered not at arm’s length, the premium of $2.1 million, which was the difference between the fair value at the issuance date and the principal amount of the note, was recognized as a loss on issuance of convertible promissory notes – related party in the statement of operations and comprehensive loss and as additional paid in capital in the condensed statement of redeemable convertible preferred stock and stockholders’ deficit in March and May 2024 when amounts were advanced under the 2024 Note. The fair value of convertible promissory notes at issuance was estimated using the probability weighted settlements scenarios model discounted to present value with the following range of assumptions: expected term of 0.4 – 1.3 years, probabilities of scenario achievement of 0.0% – 90.0% and discount rates of 12.3% – 18.7%.

The 2024 Note contained embedded features that provide Samsara the right to receive cash or a variable number of shares upon a change in control or the completion of a capital raising transaction by the Company. These embedded features were required to be bifurcated and accounted for separately as a compound derivative instrument. The embedded features were initially and subsequently measured at fair value with changes in the fair value recorded as a change in fair value of derivative liabilities – related party in the statements of operations and comprehensive loss. The fair value at issuance of the derivative instrument issued with the 2024 Note was $2.1 million. The derivative liabilities created a discount on the advances under the 2024 Note that are amortized using the effective interest rate method over the term of the respective advance and recorded as a non-cash interest expense.

The change in the fair value of derivative liability related to the 2024 Note was $0.9 million for the nine months ended September 30, 2024. As of September 30, 2024, the derivative liability fair value was $1.3 million. The total interest expense for the 2024 Note was $1.4 million for the nine months ended September 30, 2024, consisting of $0.5 million of contractual interest expense and $0.9 million in amortization of debt discount arising from the separation of the derivative instrument. As of September 30, 2024, the 2024 Note had accrued interest of $0.5 million outstanding.

SAFE Agreement

In August 2023, the Company entered into a SAFE agreement with Samsara and received gross cash proceeds of $1.5 million. The SAFE agreement had no maturity date, bore no interest, and was redeemable by the Company upon the occurrence of a triggering event, including an equity financing, direct listing transaction, change of control, or initial public offering, as defined in the agreement.

The SAFE was not in the legal form of an outstanding share or debt and, therefore, was evaluated under ASC 480. As the SAFE allowed for redemption upon certain triggering events that were outside the Company’s control, it was classified as a liability pursuant to ASC 480 and initially measured at fair value upon issuance.

The Company estimated the initial fair value of the SAFE to be $1.5 million at the issuance date in August 2023. In October 2023, in connection with the Series B financing, the SAFE was converted into 1,200,000 shares of Series B-2 redeemable convertible preferred stock at $1.25 per share, which was the price paid by other investors in the Series B financing. The Company estimated that changes in the SAFE fair value from the issuance date to the settlement date were not material. As of December 31, 2023, the SAFE was no longer outstanding.

7. Commitments and Contingencies

Research and Development Agreements

The Company enters into various agreements in the ordinary course of business, such as those with suppliers, contract development and manufacturing organizations, clinical research organizations, and other research and development vendors. These agreements provide for termination at the request of either party, generally with less than one year’s notice. Therefore, they are cancellable contracts and, if canceled, are not expected to have a material effect on the Company’s financial condition, results of operations, or cash flows.

License and Royalty Agreements

The Company is required to pay certain milestone payments contingent upon the achievement of specific development and regulatory events in accordance with the UCSD Agreement (Note 5). The Company achieved the first development milestone in August 2024 and recognized an expense of $0.1 million as research and development expense in the condensed statement of operations and comprehensive loss for the nine months ended September 30, 2024. No other milestones were achieved or probable as of September 30, 2024 and December 31, 2023. The Company is required to pay royalties on commercial sales of products developed under the UCSD Agreement. The Company’s product candidate was in clinical development as of September 30, 2024 and December 31, 2023, and no such royalties were due.

The Company is obligated to pay royalties to Samsara under the Royalty Agreement (Note 5). The Company recognized an initial royalty obligation liability in the amount of $32.1 million, which was based on its estimated fair value at the effective date of the Royalty Agreement. Once royalty payments to Samsara are deemed probable and estimable, and if such amounts exceed the royalty liability balance, the Company will impute interest to accrete the royalty obligation on a prospective basis based on such estimates. As of September 30, 2024, these royalties were not probable and estimable.

Legal Contingencies

The Company, from time to time, may be a party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings as of September 30, 2024 and December 31, 2023. If the potential loss from any claim, asserted or unasserted, or legal proceeding is considered probable and the amount is reasonably estimable, the Company will accrue a liability for the estimated loss.

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of September 30, 2024 and December 31, 2023, the Company does not have any material indemnification claims that were probable or reasonably possible.

8. Redeemable Convertible Preferred Stock

In October 2023, the Company issued 9,957,095 shares of Series B-1 redeemable convertible preferred stock at a conversion price of $1.00 per share (the “Series B-1 Stock”), all of which were issued upon conversion of convertible promissory notes issued to Samsara between December 2022 and May 2023 (Note 6).

In October 2023, the Company issued 6,720,000 shares of Series B-2 redeemable convertible preferred stock (the “Series B-2 Stock”), of which 5,520,000 shares of Series B-2 Stock were issued at a price of $1.25 per share for gross cash proceeds of $6.9 million and 1,200,000 shares of Series B-2 Stock were issued to Samsara upon settlement of the SAFE agreements (Note 6).

In January 2024, the Company issued 1,280,000 shares of Series B-2 Stock at a price of $1.25 per share for gross cash proceeds of $1.6 million. The Company incurred issuance costs of $0.2 million in connection with the issuance of the Series B-2 Stock.

Redeemable convertible preferred stock as of September 30, 2024 and December 31, 2023, consisted of the following (in thousands, except shares):

	September 30, 2024
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
Series A	25,194,245	25,194,245	$25,194	$24,965
Series B-1	9,957,095	9,957,095	9,957	11,222
Series B-2	8,000,000	8,000,000	10,000	9,812

Total redeemable convertible preferred stock	43,151,340	43,151,340	$45,151	$45,999

	December 31, 2023
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
Series A	25,194,245	25,194,245	$25,194	$24,965
Series B-1	9,957,095	9,957,095	9,957	11,222
Series B-2	8,000,000	6,720,000	8,400	8,221

Total redeemable convertible preferred stock	43,151,340	41,871,340	$43,551	$44,408

The holders of the Company’s redeemable convertible preferred stock have various rights and preferences, including the following:

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, or a deemed liquidation event, including a merger or consolidation, or a sale or other disposition of all or substantially all of the Company’s assets, the holders of shares of Series A redeemable convertible preferred stock (the “Series A Stock”), Series B-1 Stock and Series B-2 Stock are entitled to receive, before any payments are made to the holders of common stock, an amount per share equal to the Series A Stock, Series B-1 Stock and Series B-2 Stock original issuance price of $1.00, $1.00 and $1.25 per share, respectively, plus any dividends declared but unpaid. If the Company’s legally available assets are insufficient to satisfy the Series A Stock, Series B-1 Stock and Series B-2 Stock liquidation preference, then proceeds will be distributed with equal priority and pro rata among the holders of the Series A Stock, Series B-1 Stock and Series B-2 Stock in proportion to the preferential amount each holder was otherwise entitled to receive.

After the payment of the full liquidation preference of the redeemable convertible preferred stock, the Company’s remaining assets legally available for distribution, if any, will be distributed ratably to the holders of common stock and redeemable preferred stock on an as-if-converted basis.

Conversion

Shares of redeemable convertible preferred stock are convertible into common stock at the option of the holder at a conversion ratio that equals to the original issue price for such series, adjusted for any anti-dilution adjustments, divided by the conversion price for such series, in effect on the date of the conversion. The initial conversion price per share for convertible preferred stock is the original issuance price. The conversion ratios were one-for-one for each series of redeemable convertible preferred stock as of September 30, 2024 and December 31, 2023.

Each share of redeemable convertible preferred stock is automatically convertible into shares of common stock at the then-effective conversion ratio immediately upon (i) the vote or written consent of the holders of at least the majority of the outstanding shares of redeemable convertible preferred stock, (ii) the closing of a firm-commitment underwritten public offering with gross proceeds to the Company of at least $75.0 million and a public offering price which is at least $3.75 per share, adjusted for any anti-dilution adjustments, or (iii) closing of a special purpose acquisition company (a “SPAC”) transaction. A SPAC transaction is any business combination pursuant to which the Company is merged into, or otherwise combines with a SPAC listed on a national securities exchange, or a subsidiary of such SPAC, and the shares of capital stock of the Company outstanding immediately prior to such transaction continue to represent, immediately following such combination, a majority, by voting power, of the capital stock of the surviving or resulting corporation.

Dividends

The Company may not pay any dividends on common stock of the Company unless the holders of redeemable convertible preferred stock then outstanding first or simultaneously receive dividends at the same rate as dividends paid with respect to common stock or any class or series that is not convertible into common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to redeemable convertible preferred stock. If the Company declares, pays or sets aside, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of each series of redeemable convertible preferred stock is calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series of preferred stock. Through September 30, 2024, no dividends had been declared or paid.

Voting Rights

Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock held by such holder could then be converted. The holders of redeemable convertible preferred stock vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

The holders of shares of the Series A Stock, voting as a separate class, are entitled to elect three members of the board of directors. The holders of the shares of common stock, voting as a separate class, are entitled to elect one director of the Company. The holders of common stock and redeemable convertible preferred stock, voting together as a single class on an as-converted basis, are entitled to elect all remaining members of the board of directors, if any.

Redemption

The Company’s redeemable convertible preferred stock has been classified as temporary equity in the accompanying condensed balance sheets in accordance with authoritative guidance for the classification and measurement of potentially redeemable securities whose redemption is based upon deemed liquidation events not solely within the Company’s control, including a merger or consolidation, or, a sale or other disposition of all or substantially all of the Company’s assets. The Company has determined not to adjust the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such events would occur.

9. Common Stock

As of September 30, 2024 and December 31, 2023, shares of common stock reserved for future issuance were as follows:

	September 30,	December 31,

	2024	2023
Redeemable convertible preferred stock, as converted	43,151,340	41,871,340
Outstanding stock option awards	5,694,740	564,551
Shares available for future options grants	1,104,782	2,062,275

Total shares reserved for future issuance	49,950,862	44,498,166

Common Stock Issued to Founders

In September 2019, the Company entered into restricted stock agreements with the founders of the Company to issue 5,000,000 shares of common stock to the founders at a purchase price of $0.00001 per share, which approximated fair value on the issuance date. Samsara received 1,250,000 fully vested shares, while the other two founders who are current Company directors received 3,750,000 shares that vest monthly over a four-year period starting from the issuance date. The Company reserves the right to repurchase unvested shares at the original purchase price, adjusted for any stock dividends, stock splits, reverse stock splits, or recapitalizations of the Company’s common stock occurring after the effective date of the applicable restricted stock agreement, if the founder’s services to the Company are terminated. The founder awards were accounted as a compensatory arrangement under ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). Stock-based compensation expense related to founders’ shares was de-minimis. During the nine months ended September 30, 2023, 703,125 shares of restricted stock vested. No shares remained unvested as of September 30, 2024 and December 31, 2023.

10. Stock Option Plan and Stock-Based Compensation

In 2019, the Company adopted the 2019 Stock Plan (the “2019 Plan”), which provides for stock awards to employees, directors and consultants of the Company. Awards issuable under the 2019 Plan include incentive stock options (“ISO”), non-statutory stock options (“NSO”), restricted stock units, stock grants and stock purchase awards. As of September 30, 2024, 7,880,476 shares of common stock had been authorized for issuance and 1,104,782 shares were available for future grant under the 2019 Plan.

Options to purchase common stock may be granted at a price not less than the fair market value as established by the board of directors in the case of both NSOs and ISOs. Stock option grants under the 2019 Plan generally vest over four years. All options expire no later than ten years from the date of grant. The exercise price of ISOs granted to an employee who owns more than 10% of the voting power of all classes of stock of the Company shall be no less than 110% of the estimated fair market value of the underlying common stock on the grant date, and the contractual term is no longer than five years.

A summary of option activity under the 2019 Plan is as follows:

	Outstanding Awards
	Number of Shares Underlying Outstanding Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	564,551	$0.11	8.57
Options granted	5,133,522	$0.17
Options exercised	(3,333)	$0.17

Outstanding as of September 30, 2024	5,694,740	$0.16	9.48	$12,676

Exercisable as of September 30, 2024	865,582	$0.14	8.70	$1,949

Vested and expected to vest as of September 30, 2024	5,694,740	$0.16	9.48	$12,676

Aggregate intrinsic value represents the difference between the fair value of the underlying common stock and the exercise price as of September 30, 2024. The total fair value of options that vested during the nine months ended September 30, 2024 and 2023 was $0.3 million and $0.1 million, respectively. The estimated weighted-average grant date fair value of options granted for the nine months ended September 30, 2024 was $0.60. No options were granted during the nine months ended September 30, 2023. As of September 30, 2024, the total unrecognized stock-based compensation expense was $2.6 million, which is expected to be recognized over a weighted- average period of 3.1 years.

Restricted Stock Awards

In February 2022, the Company issued restricted stock awards to its former president for 1,010,270 shares and a consultant for 67,351 shares, in each case, at a purchase price of $0.005 per share under the 2019 Plan. The shares related to the former president’s award vest monthly over four years starting from January 2021, while the shares related to the consultant’s award vest monthly over six years starting from January 2020. The restricted stock awards are subject to the Company’s right of repurchase upon termination of services at a repurchase price equal to their original purchase price. Shares purchased pursuant to these awards participate in dividends and voting, are legally outstanding, and are presented as outstanding shares; however, for accounting purposes, shares purchased by employees pursuant to restricted stock awards are not considered issued until they vest according to their respective vesting schedules. Unvested awards are excluded from the calculation of net loss attributable to common stockholders as these are considered contingently issuable shares and require services to be performed as these shares continue to vest. Proceeds received from the issuance of restricted stock awards are recorded as a share repurchase liability within accrued expenses and other current liabilities on the condensed balance sheet and reclassified to additional paid-in capital as such awards vest.

A summary of restricted stock awards activity under the 2019 Plan is as follows:

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2023	291,165	$0.35
Vested	(279,933)	$0.35

Unvested as of September 30, 2024	11,232	$0.35

As of September 30, 2024, there was less than $0.1 million of unrecognized stock-based compensation related to restricted stock awards, which is expected to be recognized over a weighted-average period of 1.3 years. No restricted stock awards were repurchased or cancelled during the nine months ended September 30, 2024 and 2023. The Company accelerated six months of vesting of the former president’s unvested shares under the original restricted stock award terms in connection with the former president’s separation from the Company in June 2024.

Stock-Based Compensation Expense

The Black-Scholes option pricing model, used to estimate the fair value of stock-based awards, requires the use of the following assumptions:

•

Fair value of Common Stock. The fair market value of common stock is determined by the board of directors with assistance from management and external valuation experts. The approach to estimating the fair market value of common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

In accordance with the Practice Aid, for valuation of common stock prior to December 31, 2023, the Company utilized an Option Pricing Method (“OPM”) based analysis, primarily the OPM backsolve methodology, to determine the estimated fair value of the common stock. Within the OPM framework, the backsolve method for inferring the total equity value implied by a recent financing transaction involves the construction of an allocation model that takes into account the Company’s capital structure and the rights, preferences and privileges of each class of stock, then assumes reasonable inputs for the other OPM variables (expected time to liquidity, volatility, and risk-free rate). The total equity value is then iterated in the model until the model output value for the equity class sold in a recent financing round equals the price paid in that round. The OPM is generally utilized when specific future liquidity events are difficult to forecast (i.e., the enterprise has many choices and options available), and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges. In determining the estimated fair value of the common stock, the Company also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the Company applied discounts to reflect the lack of marketability of its common stock based on the weighted-average expected time to liquidity. The estimated fair value of the common stock at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

For valuations performed after December 31, 2023 in accordance with the Practice Aid, the Company utilized the hybrid method for determining the fair value of its common stock based on its stage of development and other relevant factors. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for the lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

•

Expected Term. The expected term of options granted represents the period of time that the options are expected to be outstanding. Due to the lack of historical exercise history, the expected term of the Company’s employee and non-employee stock options has been determined by calculating the midpoint of the contractual term of the options and the weighted-average vesting period.

•

Expected Volatility. The expected stock price volatility assumption was determined by examining the historical volatilities for comparable public companies, as the Company did not have any trading history for the common stock.

•

Risk-Free Interest Rate. The risk-free interest rate assumption is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

•

Dividends. The Company has not paid any dividends on its common stock since inception and does not anticipate paying any dividends in the foreseeable future. Consequently, an expected dividend yield of zero was used.

There were no options granted during the nine months ended September 30, 2023. The estimated grant-date fair value of stock options granted during the nine months ended September 30, 2024 was calculated based on the following assumptions:

Nine Months September 30,
2024
Expected term (in years)	5.18 - 6.06
Expected volatility	103.18% - 104.88%
Expected dividend yield	0.00%
Risk-free interest rate	3.48% - 4.56%

The following table presents the classification of stock-based compensation expense related to stock-based awards granted (in thousands):

	Nine Months Ended September 30,
	2024	202 3
Research and development expenses	$243		$44
General and administrative expenses	372		73

Total stock-based compensation expense	$615	$117

The above stock-based compensation expense was related to the following stock-based awards (in thousands):

	Nine Months Ended September 30,
	2024	2023
Restricted stock awards and unvested founders’ shares	$98	$69
Stock options	517	48

Total stock-based compensation expense	$615	$117

11. Related Parties

Scientific Advisor – Board Member

In 2021, the Company entered into an advisory agreement with one of its founders and a director. For each of the nine months ended September 30, 2024 and 2023, the Company paid the scientific advisor a consulting fee in the amount of $37,500 for advisory services. There were no amounts due to or from this related party as of September 30, 2024 and December 31, 2023.

Samsara BioCapital L.P. and Affiliates

Since the Company’s inception, Samsara has provided in-kind research and development and general and administrative services to the Company. From April 2022, Samsara also began to provide general and administrative services for cash consideration related to (i) accounting and controllership, (ii) human resources, and (iii) executive assistance. In July 2023, the Company and Samsara entered into a Business Services Agreement (the “BSA”) that governs the provision of such services. The BSA has a term of five years and may be terminated upon 15 days written notice by either party.

The Company recognized $0.1 million as general and administrative expenses and less than $0.1 million as research and development expenses for the nine months ended September 30, 2024, related to the services provided by Samsara under the BSA. The Company recognized $0.1 million as general and administrative expenses and $0.1 million as research and development expenses for the nine months ended September 30, 2023, related to the services provided by Samsara under the BSA. In-kind services were estimated at fair value and recognized as capital contributions to additional paid-in-capital of $0.1 million and $0.2 million for the nine months ended September 30, 2024 and 2023, respectively. The Company recognized a $32.0 million research and development expense related to the royalty obligation under the Royalty Agreement for the nine months ended September 30, 2024. As of September 30, 2024 and December 31, 2023, the Company recognized $48,000 and $13,000 in accrued expenses and other current liabilities in the balance sheets, respectively, related to the services provided by Samsara under the BSA. As of September 30, 2024, the Company recognized a $32.1 million royalty obligation – related party, as a long-term liability, under the Royalty Agreement.

The Company has issued Samsara convertible promissory notes and the SAFE (Note 6), redeemable convertible preferred stock (Note 8) and common stock (Note 9). In July 2024, the Company entered into a Royalty Agreement with Samsara (Note 5).

12. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Nine months ended September 30,
	2024	2023
Numerator:
Net loss	$(47,141)	$(11,228)
Denominator:
Weighted average common shares outstanding	6,745,341	6,758,346
Less: Weighted-average common shares subject to repurchase	(146,847)	(815,890)

Weighted-average shares outstanding, basic and diluted	6,598,494	5,942,456

Net loss per share attributable to common stockholders, basic and diluted:	($7.14)	($1.89)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have had an antidilutive effect were as follows:

	September 30,
	2024	2023
Redeemable convertible preferred stock	43,151,340	25,194,245
Outstanding options to purchase common stock	5,694,740	564,551
Unvested restricted stock awards	11,232	356,413
2024, 2023 and 2022 Notes *	8,358,356	9,955,013

Total	57,215,668	36,070,222

*

As of September 30, 2024 and September 30, 2023, the conversion of the 2024, 2023 and 2022 Notes into common stock or redeemable convertible preferred stock was dependent on the price of shares that may be issued in connection with the Qualified Financing. The number of shares herein is calculated based on the conversion of the 2024, 2023 and 2022 Notes’ outstanding principal and accrued and unpaid interest as of September 30, 2024 and 2023 into the Company’s preferred stock at the price of $1.25, $1.00 and $1.00 per share, respectively.

13. Defined Contribution plan

The Company sponsors a 401(k) plan (the “401(k) Plan”), which stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations of eligible compensation. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company’s matching contributions during the nine months ended September 30, 2024 and 2023 were immaterial.

14. Subsequent Events

The Company has evaluated subsequent events for financial statement purposes occurring through December 6, 2024, the date these financial statements were available to be issued.

Convertible Promissory Notes

In October 2024, the Company entered into a convertible note purchase agreement with Samsara to issue to Samsara and other investors who subsequently joined the agreement up to $25.0 million of convertible promissory notes (the “Convertible Note Financing”). The convertible promissory notes have an annual interest rate of 8% and a maturity date of May 31, 2025. In October and November 2024, the Company received $10.0 million in the initial closings of the Convertible Note Financing. Under the Merger Agreement, the Company is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Company stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Company stockholders.

Proposed Merger with AlloVir

In November 2024, the Company entered into the Merger Agreement with AlloVir and Aurora Merger Sub, a wholly owned subsidiary of AlloVir. Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions described in the Merger Agreement, Aurora Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of AlloVir (the “Merger”). Under the Merger Agreement, the Company is permitted to issue additional convertible promissory notes pursuant to the Convertible Note Financing or otherwise to fund its operations prior to the closing of the Merger in an amount not to exceed $15.0 million in the aggregate, with up to $7.5 million to be provided by existing Company stockholders and up to $7.5 million to be provided by AlloVir or, with the consent of AlloVir, existing Company stockholders. The Merger Agreement was approved by the boards of directors of AlloVir and the Company and is subject to stockholder approval by the stockholders of AlloVir and the Company, customary regulatory approval and the satisfaction or waiver of other closing conditions.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ALLOVIR, INC.,

AURORA MERGER SUB, INC.

and

KALARIS THERAPEUTICS, INC.

Dated as of November 7, 2024

i

Exhibit A	Form of Parent Support Agreement
Exhibit B	Form of Company Support Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Certificate of Incorporation of Surviving Company

INDEX OF DEFINED TERMS

Definition	Location
Acceptable Confidentiality Agreement	1.1(a)
Accounting Firm	3.7(e)
Acquisition Inquiry	1.1(b)
Acquisition Proposal	1.1(c)
Acquisition Transaction	1.1(d)
Action	4.9
Additional Permitted Bridge Financing	1.1(e)
Additional Permitted Bridge Financing Agreement	1.1(f)
Affiliate	1.1(g)
Agreement	Preamble
Allocation Certificate	7.13
Anticipated Meeting Date	3.7(a)
Assumed Option	3.3
Book-Entry Shares	3.4(b)
Business Day	1.1(h)
Cash Determination Date	3.7(a)
Certificate of Merger	2.4
Certificates	3.4(b)
Closing	2.3
Closing Date	2.3
COBRA	4.12(d)(iv)
Code	Recitals
Company	Preamble
Company Audited Financial Statements	7.1(g)
Company Balance Sheet	4.6(b)
Company Board	Recitals
Company Board Adverse Recommendation Change	7.2(c)
Company Board Recommendation	7.2(c)
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Equity Plan	1.1(i)
Company Financial Statements	4.6(b)
Company Interim Financial Statements	4.6(b)
Company Intervening Event	7.2(d)
Company Notice Period	7.2(d)
Company Options	1.1(j)
Company Outstanding Shares	3.1(a)(i)(A)
Company Owned IP	1.1(k)
Company Plan	1.1(l)
Company Preferred Stock	1.1(n)
Company Preferred Stock Conversion	3.1(b)
Company Products	4.11(c)
Company Registered IP	4.19(a)
Company Restricted Shares	3.2
Company Stock Awards	4.2(b)
Company Stockholder Approval	Recitals
Company Support Agreements	Recitals

Definition	Location
Company Termination Fee	9.3(b)
Company Triggering Event	1.1(m)
Company Unaudited Financial Statements	4.6(a)
Company Unaudited Interim Financial Statements	4.6(a)
Company Valuation	3.1(a)(i)(B)
Company Value Per Share	3.1(a)(i)(C)
Confidentiality Agreement	1.1(o)
Contract	4.5(a)
control	1.1(p)
Controlled Group	4.12(c)
Current Offering Period	6.9
D&O Indemnified Parties	7.5(a)
Delaware Secretary of State	2.4
Delivery Date	3.7(a)
DGCL	Recitals
Dispute Notice	3.7(b)
Dissenting Shares	3.6
Effective Time	2.4
Employee Plan	1.1(q)
End Date	9.1(b)
Environmental Law	4.14(b)
ERISA	1.1(r)
Exchange Act	4.5(b)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(a)(i)
Excluded Shares	3.1(a)(iii)
FDA	4.11(c)
FDA Ethics Policy	4.11(i)
FDCA	4.11(a)
Final Parent Net Cash	3.7(c)
Final Permitted Bridge Financing	1.1(s)
Final Permitted Bridge Financing Agreement	1.1(t)
Form S-4	7.1(a)
GAAP	4.6(a)
Goodwin Procter LLP	7.9(c)
Governmental Entity	4.5(b)
Hazardous Substance	4.14(c)
Health Care Laws	4.11(a)
Initial Permitted Bridge Financing	1.1(u)
Initial Permitted Bridge Financing Agreement	1.1(v)
Intellectual Property	1.1(w)
Intended Tax Treatment	Recitals
Investor Agreements	7.11(a)
IRS	4.12(b)
IT Systems	4.19(g)
knowledge	1.1(x)
Law	4.5(a)
Liens	4.5(a)
Lock-Up Agreement	Recitals
Material Adverse Effect	4.1(a)

v

Definition	Location
Material Contracts	4.16(a)
Measurement Date	5.2(a)
Merger	Recitals
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
Minimum Net Cash	8.2(e)
Multiemployer Plan	1.1(y)
Nasdaq	1.1(z)
Nasdaq Fees	1.1(aa)
Nasdaq Issuance Proposal	Recitals
Nasdaq Listing Application	7.8
Nasdaq Reverse Stock Split	1.1(bb)
Net Cash	1.1(cc)
Ordinary Course Agreement	4.15(g)
Parent	Preamble
Parent 2020 Plan	1.1(dd)
Parent Board	Recitals
Parent Board Adverse Recommendation Change	7.3(b)
Parent Board Recommendation	7.3(b)
Parent Common Stock	Recitals
Parent Common Stock Issuance	5.4(a)
Parent Disclosure Letter	Article V
Parent Equity Plans	1.1(ff)
Parent ESPP	1.1(ee)
Parent Fundamental Representations	1.1(gg)
Parent Intervening Event	7.3(c)
Parent IT Systems	5.19(g)
Parent Legacy Assets	1.1(hh(i))
Parent Legacy Transaction	6.1(c)
Parent Material Adverse Effect	5.1(a)
Parent Material Contracts	5.16(a)
Parent Net Cash Calculation	3.7(a)
Parent Net Cash Schedule	3.7(a)
Parent Notice Period	7.3(c)
Parent Options	1.1(ii)
Parent Outstanding Shares	3.1(a)(i)(D)
Parent Owned IP	1.1(jj)
Parent Plan	1.1(kk)
Parent Preferred Stock	5.2(a)
Parent Products	5.11(c)
Parent Registered IP	5.19(a)
Parent Restricted Stock Awards	1.1(ll)
Parent Restricted Stock Unit Awards	1.1(mm)
Parent SEC Documents	5.6(a)
Parent Stock Awards	5.2(b)
Parent Stockholder Approval	5.4(a)
Parent Stockholder Meeting	7.3(a)
Parent Stockholder Proposals	7.3(a)
Parent Support Agreements	Recitals
Parent Target Net Cash	1.1(nn)
Parent Termination Fee	9.3(d)

Definition	Location
Parent Triggering Event	1.1(oo)
Parent Unrestricted Stock Unit Awards	1.1(pp)
Parent Valuation	3.1(a)(i)(E)
Parent Value Per Share	3.1(a)(i)(F)
PBGC	4.12(d)(iii)
Permits	4.10
Permitted Bridge Financing	1.1(x)
Permitted Liens	4.18(a)
Person	1.1(qq)
Personal Information	4.19(h)
Plan Amendment	7.14
Pre-Closing Period	6.1(a)
Privacy Laws	4.19(h)
Proxy Statement	7.1(a)
Registration Statement	7.1(a)
Representative	1.1(rr)
Response Date	3.7(b)
Safety Notices	4.11(g)
Sarbanes-Oxley Act	5.6(a)
SEC	1.1(ss)
Securities Act	4.5(b)
Series A Preferred Stock	1.1(n)
Series B Preferred Stock	1.1(n)
Stockholder Notice	7.2(b)
Subsequent Transaction	1.1(tt)
Subsidiary	1.1(uu)
Superior Offer	1.1(vv)
Surviving Company	2.2
Takeover Laws	4.20
Tax Action	4.15(d)
Tax Certificates	7.9(c)
Tax Return	1.1(ww)
Taxes	1.1(xx)
Transaction Expenses	1.1(yy)
Transaction Litigation	7.4(c)
WARN Act	4.13(d)
WilmerHale LLP	7.9(c)
Withholding Agent	3.5

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 7, 2024, by and among AlloVir, Inc., a Delaware corporation (“Parent”), Aurora Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Parent;

WHEREAS, the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the transactions contemplated hereby are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the transactions contemplated hereby;

WHEREAS, the Company Board has unanimously approved this Agreement and the Merger, with the Company continuing as the Surviving Company (as defined below), after the Effective Time (as defined below), pursuant to which each share of common stock, par value $0.00001 per share, of the Company (the “Company Common Stock”) shall be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation that is wholly-owned by Parent, and has been formed for the sole purpose of effecting the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that the transactions contemplated hereby are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to this Agreement and the Parent Support Agreements, (iii) determined that the Reverse Stock Split Proposal (as defined below) is advisable and in the best interests of Parent and its stockholders, (iv) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to authorize the issuance of the number of shares of Parent Common Stock to be issued by Parent pursuant to this Agreement in accordance with Nasdaq Listing Rule 5635 (the “Nasdaq Issuance Proposal”) and (v) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, as promptly as practicable after the forms thereof are mutually agreed to by Parent and the Company, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve one or more amendments to Parent’s certificate of incorporation to effect the Nasdaq Reverse Stock Split (the “Reverse Stock Split Proposal”);

WHEREAS, the board of directors of Merger Sub has (i) determined that the transactions contemplated hereby are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the transactions contemplated hereby;

WHEREAS, Parent, Merger Sub and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Parent listed on Section A of the Parent Disclosure Letter have entered into Parent Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Parent Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the approval of this Agreement and thereby approve the transactions contemplated hereby, including, but not limited to the Nasdaq Issuance Proposal and the Reverse Stock Split Proposal;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement of Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter have entered into Company Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit B (the “Company Support Agreements”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Common Stock in favor of the adoption of this Agreement and thereby approve the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of Parent listed on Section B of the Parent Disclosure Letter are executing lock-up agreements in the form attached hereto as Exhibit C (the “Lock-Up Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Company’s willingness to enter into this Agreement, certain stockholders of the Company listed on Section B of the Company Disclosure Letter are executing Lock-Up Agreements; and

WHEREAS, it is expected that within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the stockholders of the Company will execute an action by written consent by the holders of (i) a majority of the outstanding shares of Company Common Stock, (ii) a majority of the outstanding shares of Company Preferred Stock, (iii) a majority of the outstanding shares of Series A Preferred Stock of the Company, and (iv) at least 85% of the outstanding shares of Series B Preferred Stock of the Company, in form and substance reasonably acceptable to Parent, approving and adopting this Agreement (the “Company Stockholder Approval”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(b) “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

(c) “Acquisition Proposal” means, with respect to either party hereto, any proposal or offer from any Person (other than the other party or any of its Representatives) providing for an Acquisition Transaction (in each case other than in connection with the Additional Permitted Bridge Financing or any Final Permitted Bridge Financing, Parent’s leases, a Parent Legacy Transaction or the exercise or repurchase of existing equity interests).

(d) “Acquisition Transaction” means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

(e) “Additional Permitted Bridge Financing” means a financing to fund the Company’s operations during the Pre-Closing Period to be provided by, with respect to $7,500,000, Parent, and with respect to up to $7,500,000, the Company’s stockholders as of the date hereof; provided that the amount to be contributed by Parent and the amount to be contributed by the Company’s stockholders as of the date hereof shall be for no more than $15,000,000 in the aggregate.

(f) “Additional Permitted Bridge Financing Agreement” means a Contract executed by the Company pursuant to which the counterparty has agreed to purchase for cash convertible notes during the Pre-Closing Period to provide for the Additional Permitted Bridge Financing.

(g) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(h) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(i) “Company Equity Plan” means the Company’s 2019 Equity Incentive Plan, as amended.

(j) “Company Options” means options to purchase shares of Company Common Stock granted by the Company under the Company Equity Plan.

(k) “Company Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries in whole or in part.

(l) “Company Plan” means each Employee Plan that is sponsored, maintained, or contributed (or required to be contributed) to by the Company or any of its Subsidiaries for the benefit of one or more current or former employees, officers, directors or other service providers of the Company or any of its Subsidiaries and with respect to which the Company or any of its Subsidiaries has any liability, contingent or otherwise, other than any plan, program, arrangement, agreement or policy mandated by applicable Laws.

(m) “Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have approved, endorsed or recommended any Acquisition Proposal, (b) the Company Board shall have made a Company Board Adverse Recommendation Change, (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) permitted pursuant to Section 6.4, or (d) the Company shall have materially and willfully breached its obligations under Section 6.4(a).

(n) “Company Preferred Stock” means (i) the shares of the Company’s Series A Preferred Stock, par value $0.00001 per share (the “Series A Preferred Stock”) and (ii) the shares of the Company’s Series B-1 Preferred Stock, par value $0.00001 per share (the “Series B-1 Preferred Stock”) and the shares of the Company’s Series B-2 Preferred Stock, par value $0.00001 per share (the “Series B-2 Preferred Stock” and together, the “Series B Preferred Stock”) .

(o) “Confidentiality Agreement” means that certain non-disclosure agreement, dated as of September 28, 2024, between the Company and Parent.

(p) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(q) “Employee Plan” means each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), Multiemployer Plans, and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, compensation, supplemental retirement, health, life, or disability insurance, dependent care, vacation and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not.

(r) “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(s) “Final Permitted Bridge Financing” means a financing of an amount to be mutually agreed upon by the Company and Parent to fund the Company’s operations during the Pre-Closing Period to be provided by the Company’s stockholders, in addition to the Additional Permitted Bridge Financing and the Initial Permitted Bridge Financing.

(t) “Final Permitted Bridge Financing Agreement” means a Contract to be mutually agreed upon by the Company and Parent and executed by the Company pursuant to which the counterparty has agreed to purchase for cash convertible notes during the Pre-Closing Period to provide for the Final Permitted Bridge Financing.

(u) “Initial Permitted Bridge Financing” means a financing to fund the Company’s operations during the Pre-Closing Period to be provided by the Company’s stockholders as of the date hereof for no more than $10,000,000 in the aggregate (and together with the Additional Permitted Bridge Financing and the Final Permitted Bridge Financing, the “Permitted Bridge Financing”) .

(v) “Initial Permitted Bridge Financing Agreement” means a Contract executed by the Company prior to the date of this Agreement pursuant to which the counterparty has agreed to purchase for cash convertible notes prior to or as of the date hereof to provide for the Initial Permitted Bridge Financing.

(w) “Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following to the extent protected by applicable law: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information (“Trade Secrets”); and (v) any other proprietary or intellectual property rights of any kind or nature.

(x) “knowledge” of any party means (i) the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter or any employee consultant or interim officer serving similar roles (ii) any fact or matter which any such Person could be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such Person’s title and responsibilities, concerning the existence of the relevant matter.

(y) “Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

(z) “Nasdaq” means the Nasdaq Stock Market, LLC.

(aa) “Nasdaq Fees” means all Nasdaq fees associated with any action contemplated by Section 7.8.

(bb) “Nasdaq Reverse Stock Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and the Company that is effectuated by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

(cc) “Net Cash” means (a) the sum of (i) cash, cash equivalents, restricted cash and marketable securities of Parent and its Subsidiaries and (ii) any Tax refund claims pending as of the date of the date hereof, deposits and interest (calculated on a pro rata basis), in each case that will be useable by or available to the combined company within ninety (90) days of Closing and (iii) any amounts funded by Parent into the Company as mutually agreed by the parties to the extent remaining outstanding minus (b) the sum of (i) any unpaid Transaction Expenses of Parent or its Subsidiaries, (ii) any accounts payable and (without duplication) accrued expenses, including any such accounts payable or accrued expenses associated with the termination of any Parent Contracts which were in effect prior to the Effective Time (even if the applicable expenses are due and payable after the Effective Time), (iii) any change in control, retention or severance payments (including any similar bonuses payable) and any unpaid employer portion of payroll or employment Taxes incurred in connection therewith, or with the grant, exercise, conversion, settlement or cancellation of any restricted stock units, options, equity compensation and other change in control, retention or severance payments (including any similar bonuses payable), in each case with respect to this clause (iii), incurred by Parent at or prior to the Effective Time (even if payable after the Effective Time), (iv) the cost of any D&O tail policy, (v) 50% of all fees and expenses incurred by Parent associated with the filing, printing and mailing of the Registration Statement (excluding any fees and expenses of legal counsel, financial advisors and accountants), (vi) the mutually agreed estimated cash amounts related to any Action outstanding as of the date hereof as set forth on Section 1.1(a)(i) of the Parent Disclosure Letter (vii) 50% of the mutually agreed estimated settlement amounts for any Transaction Litigation existing as of the Closing, provided that in no event shall such amounts to be deducted from “Net Cash” exceed $150,000 in the aggregate (viii) contractual commitments for future payments by Parent or its Affiliates and (ix) 50% of all filing fees of Parent in connection with any filings made pursuant to Section 7.4(b). Each component of Net Cash shall be determined in accordance with GAAP, applied on a basis consistent with the application of GAAP in the preparation of Parent’s most recent audited or reviewed financial statements. Set forth on Section 1.1(a)(ii) of the Parent Disclosure Letter is an illustrative example of the calculation of Net Cash.

(dd) “Parent 2020 Plan” means Parent’s 2020 Stock Option and Grant Plan, as amended from time to time.

(ee) “Parent ESPP” means Parent’s 2020 Employee Stock Purchase Plan.

(ff) “Parent Equity Plans” means each of Parent’s 2018 Equity Incentive Plan, as amended from time to time and the Parent 2020 Plan.

(gg) “Parent Fundamental Representations” means each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1(a), Section 5.1(b), Section 5.2, Section 5.3, Section 5.4, Section 5.5(a), Section 5.22 and Section 5.24.

(hh) “Parent Legacy Assets” means all legacy assets, technology and Intellectual Property of Parent as they existed at any time prior to the date of this Agreement, including for purposes of clarity, the tangible and intangible assets, in each case to the extent primarily used in or primarily related to Posoleucel, ALVR106, ALVR107, ALV108 or ALV109.

(ii) “Parent Options” means options to purchase shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise, but, for the avoidance of doubt, excluding the Parent ESPP.

(jj) “Parent Owned IP” means all Intellectual Property owned by Parent in whole or in part.

(kk) “Parent Plan” means each Employee Plan that is sponsored, maintained, or contributed (or required to be contributed) to by Parent or any of its Subsidiaries for the benefit of current or former employees, officers, directors or other service providers of Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability, contingent or otherwise, other than any plan, program, arrangement, agreement or policy mandated by applicable Laws.

(ll) “Parent Restricted Stock Awards” means each award of restricted stock awards with respect to shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise.

(mm) “Parent Restricted Stock Unit Awards” means each award of restricted stock units with respect to shares of Parent Common Stock issued pursuant to a Parent Equity Plan or otherwise.

(nn) “Parent Target Net Cash” means $100,000,000 of Net Cash as determined in accordance with this Agreement.

(oo) “Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation (as defined below), (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4), (d) a tender offer or exchange offer for outstanding shares of Parent Common Stock is commenced, and the Parent Board (or any committee thereof) recommends that the stockholders of Parent tender their shares in such tender or exchange offer or, within ten (10) Business Days after the commencement of such tender offer or exchange offer, the Parent Board fails to recommend against acceptance of such offer, (e) Parent shall have failed to issue a press release confirming the Parent Board Recommendation within ten (10) Business Days following the Company’s written request to Parent to issue such press release in response to any other publicly announced Acquisition Proposal with respect to Parent, or (f) Parent shall have materially and willfully breached its obligations under Section 6.4(a).

(pp) “Parent Unrestricted Stock Awards” means each award of shares of Parent Common Stock free of any restrictions issued pursuant to a Parent Equity Plan or otherwise

(qq) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(rr) “Representative” means a party’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(ss) “SEC” means the Securities and Exchange Commission.

(tt) “Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

(uu) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(vv) “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to the Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the transactions contemplated hereby.

(ww) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(xx) “Taxes” means all U.S. federal, state and local and non-U.S. net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, imputed underpayment, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies in the nature of a tax (whether imposed, assessed, determined, administered, enforced or collected directly or through withholding and including any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto (or attributable to the nonpayment thereof).

(yy) “Transaction Expenses” means the aggregate amount (without duplication) of all costs, fees, Taxes and expenses incurred by Parent and its Subsidiaries (including, for the avoidance of doubt, Merger Sub), or for which Parent or any such Subsidiary are or may become liable in connection with the transactions contemplated hereby and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the transactions contemplated hereby, including any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, Tax advisors, transfer agents, proxy solicitor and other advisors of Parent provided, however, that Transaction Expenses shall specifically exclude (A) any fees and expenses incurred by the Company in connection with the Permitted Bridge Financing, (B) the value or anticipated value of any settlement or judgment that is entered into or awarded post-Closing relating to stockholder litigation or threatened litigation arising out of or in connection with the transactions contemplated by this Agreement and (C)  any filing fees payable in respect of the Nasdaq Listing Application.

Section 1.2 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 1.3 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

ARTICLE II

THE MERGER

Section 2.1 Formation of Merger Sub. Parent has caused Merger Sub to be organized under the laws of the State of Delaware.

Section 2.2 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and a wholly-owned subsidiary of Parent.

Section 2.3 Closing. Unless this Agreement is earlier terminated pursuant to the provisions of Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the

Merger (the “Closing”) shall take place remotely by the electronic exchange of documents, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), unless another time, date and place is mutually agreed upon by Parent and the Company in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.4 Effective Time. Upon the terms and subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by executing and filing a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in such form as is required by, and executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.6 Parent Governance.

(a) Parent Certificate of Incorporation. As of the Effective Time, the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that, prior to the Effective Time, Parent shall file an amendment to its the certificate of incorporation to effect the Nasdaq Reverse Stock Split (to the extent applicable and necessary) and the Authorized Share Increase Proposal, and at the Effective Time, Parent shall file an amendment to the certificate of incorporation to (i) change the name of Parent to “Kalaris Therapeutics, Inc.” and (ii) make such other changes as mutually agreeable to Parent and the Company.

(b) Parent Bylaws. As of the Effective Time, the bylaws of Parent shall be identical to the bylaws of Parent immediately prior to the Effective Time, until thereafter amended in accordance with their terms and as provided by applicable Law.

(c) Board of Directors. The parties shall take the actions necessary so that the directors of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 7.10.

(d) Parent Officers. The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any officers of Parent immediately prior to the Effective Time) so that, as of the Effective Time, the Parent officers shall initially consist of the Persons set forth in Section 7.10 of the Parent Disclosure Letter.

Section 2.7 Surviving Company Governance.

(a) Surviving Company Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Exhibit D hereto, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Company until thereafter amended in accordance with applicable Law.

(b) Surviving Company Bylaws. At the Effective Time, the bylaws of the Surviving Company shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced with references to the name of the Surviving Company), and, as so amended and restated, shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable Law.

(c) Surviving Company Directors. The directors of Parent immediately following the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(d) Surviving Company Officers. The officers of Parent immediately following the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES;

EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Parent, Merger Sub or the Company:

(i) Subject to Section 3.4(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and Dissenting Shares, but including any Company Restricted Shares which shall be subject to Section 3.2 below and including any shares expressly excluded in the definition of Company Outstanding Shares) shall be converted into and become exchangeable for the right to receive, a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration. For purposes of this Agreement, the “Exchange Ratio” shall mean the ratio (rounded to four decimal places) equal to (a) the Company Value Per Share divided by (b) the Parent Value Per Share, in which:

(A) “Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Company Preferred Stock Conversion) calculated using the treasury stock method, assuming the exercise, conversion and exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Company Common Stock which exist immediately prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, shares issuable upon conversion of any notes issued in the Additional Permitted Bridge Financing or any Final Permitted Bridge Financing (including shares issuable upon the conversion thereof) shall be excluded from the calculation of Company Outstanding Shares.

(B) “Company Valuation” means $347,000,000, which, for the avoidance of doubt, includes the amount equal to the gross proceeds of the Initial Permitted Bridge Financing.

(C) “Company Value Per Share” equals the Company Valuation divided by the number of Company Outstanding Shares (rounded to four decimal places).

(D) “Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time (including, without limitation, the effects of the Nasdaq

Reverse Stock Split) assuming the exercise, conversion or exchange of all options, warrants, conversion rights, exchange rights or any other rights to receive shares of Parent Common Stock which exist immediately prior to the Effective Time. Notwithstanding the foregoing, Parent Options with an exercise price equal to, or greater than $4.00 per share, as may be adjusted for the Nasdaq Reverse Stock Split, shall not be included in the total number of shares of Parent Common Stock for purposes of determining the Parent Outstanding Shares (each, a “Parent OTM Option”).

(E) “Parent Valuation” means $116,000,000; provided, that if the Final Parent Net Cash is above or below the Parent Target Net Cash by more than $1,000,000, then the Parent Valuation will be adjusted (up or down, as applicable) on a dollar-for-dollar basis by the difference of (i) the Final Parent Net Cash and (ii) the Parent Target Net Cash.

(F) “Parent Value Per Share” equals the Parent Valuation divided by the number of Parent Outstanding Shares (rounded to four decimal places).

For the avoidance of doubt and for illustrative purposes only, sample “Exchange Ratio” and “Parent Valuation” calculations are set forth on Section 3.1(a)(i)(F) of the Parent Disclosure Letter.

(ii) At the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of Parent Common Stock, if any, owned by the Surviving Company shall be surrendered to Parent without payment therefor.

(iii) Each share of Company Common Stock (or any security convertible into Company Common Stock) held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company.

(b) Following approval by the holders thereof, all Company Preferred Stock shall be converted into Company Common Stock as of immediately prior to the Effective Time in accordance with, and pursuant to the terms and conditions of, the organizational documents of the Company (the “Company Preferred Stock Conversion” ). For the avoidance of doubt, shares of capital stock issuable upon conversion of notes in any Additional Permitted Bridge Financing or Final Permitted Bridge Financing shall be deemed to be outstanding as of immediately prior to the Company Preferred Stock Conversion.

Section 3.2 Treatment of Company Restricted Shares. Each award of restricted shares of Company Common Stock (such shares, collectively, the “Company Restricted Shares”) that is unvested and outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, become converted into a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of Company Restricted Shares and (y) the Exchange Ratio in accordance with Section 3.1(a)(i); provided, that such converted shares of Parent Common Stock shall be subject to the terms and conditions (including, without limitation, vesting and repurchase provisions) that are otherwise the same as were applicable to such Company Restricted Shares as of immediately prior to the Effective Time. For clarity, the provisions of this Section 3.2 shall not result in a duplication of the issuance of the Merger Consideration in Section 3.1(a)(i), and Company Restricted Share shall only be entitled to receive a number of shares of Parent Common Stock equal to the Exchange Ratio once.

Section 3.3 Treatment of Company Options. Each Company Option outstanding immediately prior to the Effective Time shall automatically without any further action on the part of Parent, Merger Sub, Company or any holder of a Company Option, be converted, at the Effective Time, into an option (an “Assumed Option”) to acquire, on the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Company Equity Plan and option agreement applicable to such Company Option immediately prior to the Effective Time, the number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code. As of the Effective Time, Parent will assume the Company Equity Plan.

Section 3.4 Exchange and Payment.

(a) Parent shall issue and deposit (or cause to be deposited) with a bank or trust company designated by Parent (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), book-entry shares (or certificates if requested) representing the shares of Parent Common Stock issuable pursuant to Section 3.1(a)(i). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time any dividends or other distributions payable pursuant to Section 3.4(d). All certificates representing shares of Parent Common Stock, and any dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day thereafter, the parties shall cause the Exchange Agent to mail to each holder of record of a certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (collectively, the “Certificates”) and to each holder of record of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”) that were converted into the right to receive the Merger Consideration (together with any dividends or other distributions payable pursuant to (d)), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to any Certificates held by such Person shall pass, only upon proper delivery of such Certificates, if any, and identification of the Book-Entry Shares, if any, to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of any such Certificates and identifying such Book-Entry Shares in exchange for the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.4(d)). Upon surrender of a Certificate and identification of the Book-Entry Shares, as applicable, to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange for the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share (other than Excluded Shares or Dissenting Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock then held by such holder under all Certificates so surrendered and Book-Entry Shares so identified) to which such holder of Company Common Stock shall have become entitled pursuant to Section 3.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), and (B) any dividends or other distributions payable pursuant to Section 3.4(d), and any Certificate so surrendered, together with any Book-Entry Shares, shall forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 3.4, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof (together with any dividends or other distributions payable pursuant to Section 3.4(d)).

(c) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) (i) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Company Common Stock with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder delivers a duly executed letter of transmittal (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(ii) Holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article III shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 3.4(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.4(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.4(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.4(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(f) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Notwithstanding any other provision of this Agreement, each holder of shares of Company Capital Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Company Capital Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the last reported sale price of Parent Common Stock at 4:00 p.m. (New York City time), end of regular trading hours on Nasdaq on the last trading day prior to the Effective Time.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Company, as general creditors thereof, for payment of the Merger Consideration (together with any dividends or other distributions payable pursuant to Section 3.4(d)) (subject to abandoned property, escheat or other similar laws), without interest.

(h) None of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Common Stock) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, then the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof (together with any dividends or other distributions payable pursuant to Section 3.4(d)).

Section 3.5 Withholding Rights. Parent, the Surviving Company and the Exchange Agent (each, a “Withholding Agent”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement such amounts as any Withholding Agent is required to deduct and withhold under applicable Law. To the extent that amounts are so deducted and withheld by a Withholding Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.6 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Common Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Common Stock in accordance with Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1(a)(i), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.7 Calculation of Net Cash.

(a) Not less than ten (10) Business Days prior to the anticipated date for the Parent Stockholder Meeting as mutually agreed in good faith by Parent and the Company (the “Anticipated Meeting Date”), Parent will deliver to the Company a certificate signed by an officer of Parent in the form reasonably acceptable to the Company setting forth a schedule (the “Parent Net Cash Schedule”, and the date of delivery of the Parent Net Cash Schedule, the “Delivery Date”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Net Cash (the “Parent Net Cash Calculation”) as of the close of business on the Closing Date (the “Cash

Determination Time”) prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Parent). Parent shall make available to the Company (electronically to the greatest extent possible), as reasonably requested by the Company, the work papers and back-up materials (including all relevant invoices and similar evidence of outstanding obligations) used or useful in preparing the Parent Net Cash Schedule and, if reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice.

(b) Within five (5) Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Parent Net Cash Calculation by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Parent Net Cash Calculation.

(c) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Parent Net Cash Calculation or, if prior to 5:00 p.m. (New York City time) on the Response Date, the Company has failed to deliver a Dispute Notice as provided in Section 3.7(b), then the Parent Net Cash Calculation as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Cash Determination Time (the “Final Parent Net Cash”) for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to 5:00 p.m. (New York City time) on the Response Date, then Representatives of Parent and the Company shall promptly, and in no event later than one calendar day after the Response Date, communicate and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount (if so resolved) shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to resolve the disputed items pursuant to Section 3.7(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company or another independent auditor of recognized national standing mutually agreed upon by Parent and the Company (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Parent Net Cash for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 3.7(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed amount by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount and such portion of the costs and expenses of the Accounting Firm borne by the Company and any other fees, costs or expenses incurred by the Company following the Anticipated Meeting Date in connection with the procedures set forth in this Section 3.7(e) shall be deducted from the final determination of the amount of Net Cash, to the extent of available amounts. If this Section 3.7(e) applies as to the determination of the Final Parent Net Cash described in Section 3.7(a), upon resolution of the matter in accordance with this Section 3.7(e), the parties shall not be required to determine the Net Cash again even though the Closing Date may occur later than the Anticipated

Meeting Date, except that either Parent and the Company may require a redetermination of the Final Parent Net Cash if the Closing Date is more than ten (10) calendar days after the Anticipated Meeting Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a) The Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP, or changes in the interpretation or enforcement thereof, (4) the public announcement or pendency of this Agreement or the transactions contemplated hereby, (5) with respect to any product or product candidate of the Company or any of its Subsidiaries, the request of the FDA to refile, amend, or temporarily delay making any regulatory application or filing related to such product or product candidate or the protocol for any clinical trial relating to such product or product candidate (provided that this clause (5) shall not apply in the event of repeated or continued adverse decisions with respect to the Company’s product or product candidates by the FDA), (6) with respect to any product or product candidate of the Company or any of its Subsidiaries, during the pendency of any clinical trial relating to such product or product candidate, (A) a reduction in or maintenance of dose level following dose escalation or (B) the expansion of a cohort in such clinical trial following an adverse event, in either case, as would not reasonably be expected to result in the termination of, or a delay of, three (3) months or more in dosing patients in such product or product candidate at the dose level or the next lower dose level than where the adverse event occurred, or (7) any specific action taken (or omitted to be taken) by the Company at or with the express written consent of Parent (which shall include any action taken (or omitted to be taken) that is expressly required to be taken by this Agreement); provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company and its Subsidiaries as compared to other participants in the industries in which the Company and its Subsidiaries operate.

(b) The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the Certificate of Incorporation and bylaws of each other Subsidiary of the Company, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of the Company or any of its Subsidiaries is in violation of any provision of its Certificate of Incorporation or bylaws.

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 86,000,000 shares of Company Common Stock and 75,151,340 shares of Company Preferred Stock. As of the date hereof, (i) 6,721,679 shares of Company Common Stock (excluding treasury shares) were issued and outstanding (of which 9,828 shares are the Company Restricted Shares) (ii) 25,194,245 shares of Series A Preferred Stock were issued and outstanding, (iii) 9,957,095 shares of Series B-1 Preferred Stock were issued and outstanding, (iv) 8,000,000 shares of Series B-2 Preferred Stock were issued and outstanding and (v) no shares of Company Common Stock were held by the Company in its treasury. All outstanding shares of capital stock of the Company and any of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter. Except as set forth above in this Section 4.2(a) and disclosed in Section 4.2(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any outstanding (A) shares of capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or any of its Subsidiaries or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all Company Restricted Shares and Company Options (collectively, the “Company Stock Awards”), including, with respect to each Company Stock Award, as applicable: (i) the name of the holder, (ii) the type of award granted, (iii) the number of shares of Company Common Stock subject to such Company Stock Award, (iv) its vesting status, (v) the grant date, (vi) the vesting commencement date, (vii) the vesting schedule (and the terms of any acceleration thereof), (viii) the exercise or purchase price per share, and (ix) in the case of a Company Option, (A) whether such Company Option was designated an “incentive stock option” under Section 422 of the Code at grant, (B) the applicable post-termination exercise period, and (C) whether such Company Option was granted with an “early exercise” right in favor of the holder. The Company has made available to Parent true and complete copies of the Company Equity Plan, the forms of all award agreements evidencing outstanding Company Stock Awards and any award agreement evidencing an outstanding Company Stock Award that deviates materially from the form of award agreement. Neither the Company nor any of its Subsidiaries sponsors, maintains or administers any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the ones issued under the Company Equity Plan. Neither the Company nor any of its Subsidiaries is under any obligation to issue shares of Company Common Stock or any capital stock of any of its Subsidiaries pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the ones issued under the Company Equity Plan and the Company Restricted Shares.

Section 4.3 Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Each of the Company’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned directly by the Company, free and clear of all Liens. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Company Support Agreements, the Merger and the other transactions contemplated hereby are fair to, advisable and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. Other than the Company Stockholder Approval, no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby (other than any Additional Permitted Bridge Financing or Final Permitted Bridge Financing) to be consummated by the Company.

Section 4.5 No Conflict; Consents and Approvals.

(a) Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company is a party or by which the Company or any of its properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) applicable to the Company or by which the Company or any of its properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.6 Financial Statements.

(a) As of the date hereof, true and complete copies of the unaudited balance sheet of the Company as at December 31, 2023 and December 31, 2022, and the related unaudited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (collectively referred to as the “Company Unaudited Financial Statements”) and the unaudited balance sheet of the Company as of September 30, 2024, and the related consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (collectively referred to as the “Company Unaudited Interim Financial Statements”), are attached hereto as Section 4.6(a) of the Company Disclosure Letter. Each of the Company Unaudited Financial Statements and the Company Unaudited Interim Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in addition to adjustments relating to the transactions and other items set forth on Section 4.6(a) of the Company Disclosure Letter.

(b) As of the Closing, the Company will have made available to the Parent true and correct copies of the as at December 31, 2023 and December 31, 2022, and the related audited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Company Financial Statements”) and the audited balance sheet of the Company as of September 30, 2024, and the related consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (collectively referred to as the “Company Interim Financial Statements”). Each of the Company Financial Statements and the Company Interim Financial Statements (i) will be, as of the Closing, correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) will have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(c) Except as and to the extent adequately accrued or reserved against in the unaudited consolidated balance sheet of the Company as at December 31, 2023 (such balance sheet, together with all related notes and schedules thereto, the “Company Balance Sheet”), the Company does not have any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a balance sheet of the Company or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, that are not, individually or in the aggregate, material to the Company.

(d) As of the Closing, the books of account and financial records of the Company and its Subsidiaries will be true and correct and will have been prepared in accordance with sound accounting practice.

(e) As of the Closing, the Company will maintain a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. As of the Closing, the Company will maintain internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(f) Except as set forth in Section 4.6(f) of the Company Disclosure Letter, Since January 1, 2023, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the Company Balance Sheet and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any contract, breach of warranty, tort, infringement, misappropriation or violation of law) since December 31, 2023 that are not individually or in the aggregate material to the Company.

Section 4.8 Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Company Disclosure Letter, since December 31, 2023: (i) except in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) neither the Company nor any of its Subsidiaries has:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 4.9 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, its properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $250,000 and (b) does not seek injunctive or other non-monetary relief. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.10 Compliance with Laws. The Company and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets.

Neither the Company nor any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Company Products (as defined below). The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate its properties and assets and to carry on its businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 4.11 Health Care Regulatory Matters. Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a) The Company, and to the knowledge of the Company, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and for the past three (3) years have been, in material compliance with the Federal Food, Drug & Cosmetic Act (“FDCA”); the Public Health Service Act (42 U.S.C. § 201 et seq.); and, to the extent applicable, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009; the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the exclusion Laws (42 U.S.C. § 1320a-7), and any regulations promulgated pursuant to such laws; and any other state, federal or ex-U.S. laws or regulations governing the manufacturing, development, testing and labeling of drug products (“Health Care Laws”). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Neither the Company nor any of its Subsidiaries is a party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs under Health Care Laws, including drugs, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, imported and exported by the Company or any of its Subsidiaries (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312. No clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a Company clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for drug products at 21 C.F.R. Parts 210 and 211 and all comparable foreign regulatory requirements of any Governmental Entity.

(f) The Company has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.11(f) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing or testing relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any serious adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity (“Safety Notices”). All Safety Notices listed in Section 4.11(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge the Company, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i) Neither the Company, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are intended to be sold. Neither the Company nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter contains a true, correct and complete list of each material Company Plan.

(b) The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all documents embodying or governing such Company Plan and any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, (iv) all non-routine correspondence to and from any governmental agency, and (v) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) nondiscrimination testing results and (D) actuarial valuation reports.

(c) Neither the Company, its Subsidiaries or any member of their “Controlled Group” (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Sections 414(b), (c), (m) or (o) of the Code) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a Multiemployer Plan, (ii) an employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any “multiple employer plan” as defined in Section 413 of the Code or Section 210 of ERISA, (iv) a “funded welfare benefit plan” within the meaning of Section 419 of the Code or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Company nor any member of their Controlled Group has ever incurred any material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code that has not been paid in full.

(d) With respect to the Company Plans:

(i) each Company Plan is and has been established, operated, and administered in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of the Company that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iii) there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) and, to the knowledge of the Company, there is no reasonable basis for any such Action;

(iv) none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to Company employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) all payments and/or contributions required to have been timely made with respect to all Company Plans either have been made or have been accrued in accordance with the terms of the applicable Company Plan and applicable Law;

(vi) each Company Plan satisfies in all material respects the minimum coverage, affordability and non-discrimination requirements under Section 4980H of the Code to the extent required to avoid any adverse Tax consequences thereunder;

(vii) each Company Plan is subject exclusively to United States Law; and

(viii) the execution and delivery of this Agreement, the Company Stockholder Approval, and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(e) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(f) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Company Plan) so that no amount paid or payable pursuant to any such Company Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

(g) No Company Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

Section 4.13 Labor and Employment Matters.

(a) The Company and its Subsidiaries are and since January 1, 2021, have been in compliance in all material respects with all applicable Laws relating to labor or employment matters, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, restrictive covenants, pay equity, information privacy and security, and continuation coverage with respect to group health plans. Since January 1, 2021, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) No employee of the Company or any of its Subsidiaries is, or since January 1, 2021 has been, covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no, and since January 1, 2021 there has not been any: (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate such individual’s employment relationship with such entity in connection with or as a result of the transactions contemplated hereby.

(d) For the three (3) years immediately preceding the date hereof, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Except as would not result in material liability to the Company and its Subsidiaries taken as a whole, (i) the Company and each Subsidiary has fully and timely paid all wages, wage premiums, wage penalties, salaries, commissions, severance payments, bonuses, expense reimbursements, fees, and other compensation that has come due and payable to its current and former employees and independent contractors pursuant to applicable Law, Contract or Company policy, and (ii) the Company and its Subsidiaries currently properly classify and for the three (3) years immediately preceding the date hereof have properly classified its and their (A) employees as exempt or non-exempt in accordance with applicable overtime Laws, and (B) independent contractors in accordance with applicable Law.

(e) Except as set forth on Section 4.13(e) of the Company Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of the Company, there are no Actions against or involving the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification, contractor classification, wages, hours, and benefits, or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company incurring a material liability.

(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 4.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g) Since January 1, 2021, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h) No employee or other worker of the Company is subject to any service relationship that is not “at-will” or that is otherwise not terminable on thirty (30) calendar days’ or less notice.

Section 4.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any its Subsidiaries under applicable Environmental Laws; (iv) the Company and its Subsidiaries have not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company nor any of its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein and in Section 5.14, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein and in Section 5.14, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.15 Taxes.

(a) The Company and its Subsidiaries have (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by the Company as of the date of the Company Balance Sheet have been, in all respects, properly accrued in accordance with GAAP on the Company Financial Statements, and such Company Financial Statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company through the date of such financial statements. Since the date of the Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice (other than Taxes arising as a result of the transactions contemplated by this Agreement).

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of the Company, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Subject to exceptions as would not be material, the Company and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement obligation entered into in the ordinary course of business with vendors, lessors, lenders or the like the primary purpose of which is unrelated to Taxes (each, an “Ordinary Course Agreement”); (ii) is or has been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts received in the ordinary course of business or (v) to the Company’s knowledge, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(j) There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return of a certain type or pay Taxes of a certain type that the Company is or may be subject to taxation by such jurisdiction of such type.

(n) There are no outstanding shares of Company Common Stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) for which a valid election under Section 83(b) of the Code has not been made.

(o) To the Company’s knowledge, neither the Company nor any of its Subsidiaries has been, is, or immediately prior to the Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(p) Neither the Company nor any of its Subsidiaries has taken, or failed to take, any action nor knows of any fact or circumstance that, in each case, could reasonably be expected to prevent or impede the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment.

For purposes of this Section 4.15, where the context permits, each reference to the Company shall include a reference to any person for whose Taxes the Company is liable under applicable Law.

Section 4.16 Contracts.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth each contract that, as of the date of this Agreement, that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company (assuming the Company were subject to the requirements of the Exchange Act) (all such contracts, in addition to those set forth in Section 4.16(b) of the Company Disclosure Letter, but excluding any Company Plans, “Material Contracts”).

(b) Section 4.16(b) of the Company Disclosure Letter lists the following contracts, in effect as of the date of this Agreement, which involve payment or receipt by the Company in excess of $250,000 in the aggregate, which for the purposes of this Agreement shall be considered Material Contracts:

(i) each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(ii) each Contract containing (A) any covenant prohibiting the freedom of the Company or the Surviving Company from engaging in any line of business or competing with any Person, or limiting the development, manufacture or distribution of the Surviving Company’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision in favor of a third party, or (D) any non-solicitation provision applicable to the Company, in the case of the foregoing clause (D), which are material to the Company, taken as a whole;

(iii) each Contract relating to capital expenditures and requiring payments after the date of this Agreement pursuant to its express terms and not cancelable without penalty;

(iv) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Person;

(v) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Liens with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi) each Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any Contract involving a dealer, distributor, joint marketing, alliance, joint venture, cooperation, research and/or development (including pre-clinical and clinical research and/or development), material transfer, services (including technical writing and consulting), manufacturing, supply, distribution or other agreement relating to the research, development, testing, labeling, manufacturing, marketing, commercialization, or distribution of any product, technology or service, or any Contract pursuant to which any Intellectual Property is developed by or for the Company or (B) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to research, develop, test, label, manufacture, market, or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or services of the Company;

(vii) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the transactions contemplated hereby;

(viii) each Contract relating to leases of real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company; and

(ix) each Contract to which the Company is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company in excess of $250,000.

(c) (i) Each Material Contract is valid and binding on the Company, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; and (ii) as of the date of this Agreement, the Company has not receive any written notice of any material default under any Material Contract by the Company or of any event or condition that has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto. Except as set forth in Section 4.16 of the Company Disclosure Letter, there are no Company Material Contracts that are not in written form.

Section 4.17 Insurance. Each of the Company and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company and its Subsidiaries operate. Section 4.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 4.18 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens for Taxes and assessments not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company and its Subsidiaries consistent with past practice and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted (“Permitted Liens”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) Section 4.18(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries and (ii) all real property leased for the benefit of the Company or any of its Subsidiaries.

(d) This Section 4.18 does not relate to intellectual property, which is the subject of Section 4.19.

Section 4.19 Intellectual Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned or exclusively licensed by the Company and its Subsidiaries (collectively, “Company Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by the Company and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect (A) all of the Company Registered IP is subsisting and, solely in the case of any Company Registered IP that is registered or issued and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP, (C) to the knowledge of the Company, (1) the duty of candor and good faith as required by the United States

Patent and Trademark Office during the prosecution of the United States patents and patent applications included in the Company Registered IP have been complied with; and (2) in all foreign offices having similar requirements, all such requirements have been complied with, (D) all employees or contractors engaged in the development of Intellectual Property Rights on behalf of the Company or any subsidiary of the Company have executed an invention assignment agreement whereby such employees or contractors presently assign all of their right, title and interest in and to such Intellectual Property Rights to the Company or the applicable subsidiary, and to the Company’s knowledge no such agreement has been breached or violated and (E) the Company and its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Company Owned IP, including all Company Owned IP created on behalf of the Company or its Subsidiaries by employees or independent contractors.

(b) Section 4.19(b) of the Company Disclosure Letter accurately identifies (i) all contracts pursuant to which any Company Registered IP is licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the products and services of the Company or any of its Subsidiaries, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company or any of its Subsidiaries and its employees in Company’s standard form thereof), (ii) the corresponding Company contract pursuant to which such Company Registered IP are licensed to the Company or any of its Subsidiaries and (iii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or nonexclusive.

(c) Section 4.19(c) of the Company Disclosure Letter accurately identifies each Company contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Registered IP (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company Registered IP nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Company’s benefit).

(d) To the knowledge of the Company, the Company Registered IP constitutes all Intellectual Property necessary for the Company to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property, and “knowledge” for purposes of this representation, does not require a freedom to operate analysis or any inquiry outside the Company or its Subsidiaries.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of the Company and its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information, and to the knowledge of the Company, no employee of the Company is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Company or any of its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither the Company nor any of its Subsidiaries have received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP. For purposes of this Section 4.19(f), “to the knowledge of the Company” does not require a freedom to operate analysis or any inquiry outside the Company or its Subsidiaries.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company or any of its Subsidiaries (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data, and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have at all times complied in all material respects with all applicable Laws relating to privacy, data protection, and the collection, retention, protection, and use of information that alone or in combination with other information can be used to identify an individual (“Personal Information”) collected, used, or held for use by the Company or any of its Subsidiaries (collectively, “Privacy Laws”), (ii) during the past two (2) years since the Effective Time, no claims have been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws and (iv) the Company and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company or any of its Subsidiaries against loss and unauthorized access, use, modification or disclosure, or other misuse.

(i) Except as set forth on Section 4.19(i) of the Company Disclosure Letter, to the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP, or to the knowledge of the Company, Company Registered IP, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Company Owned IP or Company Registered IP. The Company, or to the knowledge of the Company, its licensor has complied with provisions of the Bayh-Dole Act applicable to the Company’s activities.

(j) Except as set forth on Section 4.19(j) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of the Company or any of its Subsidiaries under any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of the Company or any of its Subsidiaries.

(k) Notwithstanding anything to the contrary set forth in this Agreement, this Section 4.19 is the only representation or warranty of Company relating to Intellectual Property, and no representation or warranty of Company in any other provision of this Agreement will be construed as a representation or warranty relating to Intellectual Property.

Section 4.20 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in

Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company or any of its Subsidiaries is a party or is otherwise bound.

Section 4.22 Related Party Transactions. Except as set forth on Section 4.19(i) of the Company Disclosure Letter, January 1, 2021 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company or any of its Subsidiaries, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company and its Subsidiaries were subject to the requirements of the Exchange Act).

Section 4.23 Certain Payments. For the five (5) years immediately preceding the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective directors, executives, representatives or employees, nor, to the knowledge of the Company, any of their agents (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption Law, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24 Brokers. No broker, investment banker, financial advisor or other Person, other than as set forth on Section 4.24 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company or any of its Subsidiaries, or following the Effective Time, Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, any of its Subsidiaries or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company or any of its Subsidiaries and any Person identified on Section 4.24 of the Company Disclosure Letter pursuant to which such Person could be entitled to any payment from the Company or any of its Subsidiaries relating to the transactions contemplated hereby.

Section 4.25 Initial Permitted Bridge Financing Agreement.

(a) The Company has delivered to Parent and Merger Sub, correct and complete copies of all definitive agreements related to the Initial Permitted Bridge Financing, including the Initial Permitted Bridge Financing Agreement. The Initial Permitted Bridge Financing Agreement has not been amended or modified prior to the date of this Agreement and as of the date hereof, the respective obligations and commitments contained in the Initial Permitted Bridge Financing Agreement have not been withdrawn or rescinded in any respect.

(b) As of the date hereof, the Initial Permitted Bridge Financing Agreement is in full force and effect and is the legal, valid, binding and enforceable obligation of the Company, and, to the knowledge of the Company, each of the investors that have entered into the Initial Permitted Bridge Financing Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Initial Permitted Bridge Financing, other than as expressly set forth in the Initial Permitted Bridge Financing

Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of the Company or, to the knowledge of the Company, any investor under the Initial Permitted Bridge Financing Agreement.

Section 4.26 CFIUS. Neither the Company nor any of its Subsidiaries (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

Section 4.27 No Other Representations and Warranties. Except for the representations and warranties contained in Article V, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent (including any such projections or forecasts made available to the Company and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and the Company has not relied on any such information or any representation or warranty not set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least three (3) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub (x) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (y) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (y), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP, or changes in the interpretation or enforcement thereof, (4) the public announcement or pendency of this Agreement, or (5) any specific action taken (or omitted to be taken) by Parent at or with the express written consent of the Company (which shall include any action taken (or omitted to be taken) that is expressly required to be taken by this Agreement); provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Parent and its Subsidiaries, as compared to other participants in the industries in which Parent and its Subsidiaries operate.

(b) Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and bylaws of each of Parent, each of its Subsidiaries, and Merger Sub, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent, its Subsidiaries, or Merger Sub is in violation of any provision of their respective Certificate of Incorporation or bylaws.

Section 5.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.0001 per share, of Parent (the “Parent Preferred Stock”) . As of the close of business on November 5, 2024 (the “Measurement Date”), (i) 115,536,550 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, all of which were validly issued, fully paid and nonassessable (which term means that no further sums are required to be paid by the holders thereof in connection with the issue of such shares) and were free of preemptive rights, (ii) no shares of Parent Common Stock were held in treasury, (iii) an aggregate of 6,044,204 shares of Parent Common Stock were subject to the exercise of outstanding Parent Options, (iv) no shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Awards, (v) an aggregate of 1,018,294 shares of Parent Common Stock were subject to outstanding Parent Restricted Stock Unit Awards, (vi) no shares of Parent Common Stock were subject to outstanding Parent Unrestricted Stock Awards, (vii) no shares of Parent Preferred Stock were issued and outstanding or held in treasury, and (viii) no shares of restricted stock of Parent outstanding that were issued pursuant to the Parent Equity Plans. Except as set forth above in this Section 5.2(a), Parent does not have any outstanding bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or any of its Subsidiaries on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any options as described above, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or any of its Subsidiaries or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(b) Section 5.2(b) of the Parent Disclosure Letter sets forth a correct and complete list as of the Measurement Date of all outstanding Parent Restricted Stock Awards, Parent Options, and Parent Restricted Stock Unit Awards (collectively, the “Parent Stock Awards”) including, with respect to each Parent Stock Award, as applicable: (i) the name of the holder, (ii) the type of award granted and Parent Equity Plan under which it was granted, (iii) number of shares of Parent Common Stock subject to such Parent Stock Award, (iv) its vesting status, (v) the grant date, (vi) the vesting commencement date, (vii) the vesting schedule (and the terms of any acceleration thereof), (viii) the exercise price or purchase price per share, and (ix) in the case of a Parent Option, (A) whether such Parent Option was designated an “incentive stock option” under Section 422 of the Code at grant, (B) the applicable post-termination exercise period, and (C) whether such Parent Option was granted with an “early exercise” right in favor of the holder. Parent has made available to the Company true and complete copies of the Parent Equity Plans, the forms of all award agreements evidencing outstanding Parent Stock Awards and any award agreement evidencing an outstanding Parent Stock Award that deviates materially from the form of award agreement. Neither the Parent nor any of its Subsidiaries sponsors, maintains or administers any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Equity Plans. Neither Parent nor any of its Subsidiaries is under any obligation to issue shares of Parent Common Stock or any capital stock of any of its Subsidiaries pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the ones issued under the Parent Equity Plans.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

Section 5.3 Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Each of Parent’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned directly by Parent, free and clear of all Liens. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, including the issuance of the shares of Parent Common Stock to the holders of Company capital stock as Merger Consideration (the “Parent Common Stock Issuance”). The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject to (i) obtaining the approval of the Nasdaq Issuance Proposal and the Reverse Stock Split Proposal by the holders of a majority of the votes cast for such proposals (collectively, the “Parent Stockholder Approval”) and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the Parent Support Agreements, (iii) determining to submit the Parent Board Recommendation to the stockholders of Parent, and (iv) determining to approve and recommend the Parent Stockholder Proposal to the stockholders of Parent as promptly as practicable after the form of the Reverse Stock Split Proposal is mutually agreed to by Parent and the Company. The board of directors of Merger Sub (by unanimous written consent) has: (x) determined that the transactions contemplated hereby are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the transactions contemplated hereby and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby the transactions contemplated hereby.

(c) The Parent Stockholder Approval is the only vote of the holders of any class or series of the Parent Common Stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby, including the Parent Common Stock Issuance. Other than the Parent Stockholder Approval, no vote of the holders of any class or series of the Parent Common Stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent.

Section 5.5 No Conflict; Consents and Approvals.

(a) Except as set forth in Section 5.5(a) of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or bylaws of Parent or Merger Sub, (ii) any Material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (v) any filings required under the rules and regulations of Nasdaq and (vi) such consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2024 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2024, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 5.6(d) of Parent Disclosure Letter.

(e) Since January 1, 2024, (i) neither Parent nor, to the knowledge of Parent, any of its directors, officers, employees, auditors, accountants or representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls, including any material complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Parent is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

Section 5.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically and adequately accrued or reserved against in the audited balance sheet of Parent as at December 31, 2023 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 25, 2024 (without giving effect to any amendment thereto filed on or after the date hereof) and (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice (none of which is a liability for a breach or default under any contract, breach of warranty, tort, infringement, misappropriation or violation of law) since December 31, 2023 that are not individually or in the aggregate material to Parent.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Section 5.8 of the Parent Disclosure Letter, since December 31, 2023, (i) except in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) neither Parent nor any of its Subsidiaries has not:

(a) (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of Parent or any of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b) amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or by-laws (or similar organizational documents);

(c) adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d) changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 5.9 Litigation. There is no Action (or basis therefor) pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or any of its Subsidiaries, any of its properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $250,000 and (b) does not seek injunctive or other non-monetary relief. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of Parent, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 5.10 Compliance with Law. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets. Neither Parent nor any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to its business, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary for it to own, lease or operate its properties and assets and to carry on its business and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 5.11 Health Care Regulatory Matters. Except as set forth in Section 5.11 of the Parent Disclosure Letter:

(a) Parent, and to the knowledge of Parent, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and for the past three (3) years, in material compliance with all Health Care Laws, to the extent applicable to Parent. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Neither Parent nor any of its Subsidiaries is not party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as biologics under Health Care Laws, including biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, imported and exported by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent in respect of a Parent Product for submission to the FDA or other Governmental Entity have been since January 1, 2019, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312. No clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified. No clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations at 21 C.F.R. Parts 210-211 and Parts 600 and 610, and all comparable foreign regulatory requirements of any Governmental Entity.

(f) Parent has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.11(f) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing or testing relating to the Parent Products required or requested by a Governmental Entity, or other Safety Notices. All Safety Notices listed in Section 5.11(g) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) Except as set forth in Section 5.11(g) of the Parent Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge Parent, there are no facts or circumstances that would be reasonably likely to result in a Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i) Neither Parent, nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are intended to be sold. Neither Parent nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section  1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section  5.12 Benefit Plans.

(a) Section 5.12(a) of the Parent Disclosure Letter contains a true, correct, and complete list of each material Parent Plan.

(b) Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan, or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan. With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy of, to the extent applicable: (i) all documents embodying or governing such Parent Plan and any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of Parent or any of its Subsidiaries concerning the extent of the benefits provided under a Parent Plan, (iv) all non-routine correspondence to and from any governmental agency, and (v) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) nondiscrimination testing results and (D) actuarial valuation reports.

(c) Neither Parent, its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to, or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a Multiemployer Plan, (ii) an employee benefit plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (iii) any “multiple employer plan” as defined in Section 413 of the Code or Section 210 of ERISA, (iv) a “funded welfare benefit plan” within the meaning of Section 419 of the Code or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), and neither the Parent nor any member of their Controlled Group has ever incurred any material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code that has not been paid in full.

(d) With respect to the Parent Plans:

(i) each Parent Plan is and has been established, operated and administered in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of Parent since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of Parent that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iii) there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to Parent Plans or the assets of any of the trusts under any of Parent Plans (other than routine claims for benefits) and, to the knowledge of the Parent, there is no reasonable basis for any such Action;

(iv) none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and neither Parent nor any member of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) all payments and/or contributions required to have been timely made with respect to all Parent Plans either have been made or have been accrued in accordance with the terms of the applicable Parent Plan and applicable Law;

(vi) each Parent Plan satisfies in all material respects the minimum coverage, affordability and non-discrimination requirements under Section 4980H of the Code to the extent required to avoid any adverse Tax consequences thereunder;

(vii) each Parent Plan is subject exclusively to United States Law; and

(viii) the execution and delivery of this Agreement, the Parent Stockholder Approval, and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(e) Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(f) Each Parent Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Parent Plan) so that no amount paid or payable pursuant to any such Parent Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

(g) No Parent Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.

Section 5.13 Labor and Employment Matters.

(a) Parent and each of its Subsidiaries are and, since January 1, 2021, have been in compliance in all material respects with all applicable Laws relating to labor or employment matters, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, restrictive covenants, pay equity, information privacy and security, and continuation coverage with respect to group health plans. Since January 1, 2021, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b) No employee of Parent or any of its Subsidiaries is, or since January 1, 2021 has been, covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no and since January 1, 2021 there has not been any: (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representations, claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the knowledge of Parent, no current employee or officer of Parent or any of its Subsidiaries intends, or is expected, to terminate such individual’s employment relationship with Parent in connection with or as a result of the transactions contemplated hereby.

(d) Since January 1, 2021, (i) neither Parent nor any of its Subsidiaries has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any of its Subsidiaries has not engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Except as would not result in material liability to Parent and its Subsidiaries taken as a whole, (i) Parent and each Subsidiary has fully and timely paid all wages, wage premiums, wage penalties, salaries, commissions, severance payments, bonuses, expense reimbursements, fees, and other compensation that has come due and payable to its current and former employees and independent contractors pursuant to applicable Law, Contract or Parent policy, and (ii) Parent and its Subsidiaries currently properly classify and for the three (3) years immediately preceding the date hereof have properly classified its and their (A) employees as exempt or non-exempt in accordance with applicable overtime Laws, and (B) independent contractors in accordance with applicable Law.

(e) Except as set forth on Section 5.13(e) of the Parent Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of Parent, there are no Actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification, contractor classification, wages, hours, and benefits or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(f) Except as set forth on Section 5.13(f) of the Parent Disclosure Letter or with respect to any Parent Plan (which subject is addressed in Section 5.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(g) Since January 1, 2021, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of Parent, threatened against or involving Parent or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of Parent, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred, and (iii) Parent has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h) No employee or other worker of Parent is subject to any service relationship that is not “at-will” or that is otherwise not terminable on thirty (30) calendar days’ or less notice.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have conducted its businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) Parent and its Subsidiaries have not received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent or any of its Subsidiaries nor any of their properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.15 Taxes.

(a) Parent and its Subsidiaries have (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by Parent as of the date of the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent through the date of such financial statements. Since the date of financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, neither Parent nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the ordinary course of business consistent with past practice.

(c) Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material Tax Action with respect to Taxes or any Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of Parent, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Subject to exceptions as would not be material, Parent and its Subsidiaries have timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is or has been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than Parent or its Subsidiaries) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract, or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any Governmental Entity with respect to Parent or any of its Subsidiaries which rulings remain in effect.

(i) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts received in the ordinary course of business, or (v) to Parent’s knowledge, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(j) There are no liens for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(k) Neither Parent nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) No material claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return of a certain type or pay Taxes of a certain type that Parent is or may be subject to taxation by such jurisdiction of such type.

(n) To Parent’s knowledge, neither Parent nor any of its Subsidiaries has been, is, or immediately prior to the Effective Time will be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(o) Neither Parent nor any of its Subsidiaries has taken, or failed to take, any action nor knows of any fact or circumstance that, in each case, could reasonably be expected to prevent or impede the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment.

For purposes of this Section 5.15, where the context permits, each reference to Parent shall include a reference to any person for whose Taxes Parent is liable under applicable law.

Section 5.16 Contracts.

(a) Except for any Parent Plans (which are the subject of Section 5.12) and except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, Parent is not a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) (all such contracts including those set forth in Section 5.16(b) of the Parent Disclosure Letter, “Parent Material Contracts”).

(b) Section 5.16(b) of the Parent Disclosure Letter lists the following contracts, which for the purposes of this Agreement shall be considered Parent Material Contracts:

(i) each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(ii) each Contract containing (A) any covenant limiting the freedom of the Parent, its Subsidiaries or the Surviving Company from engaging in any line of business or competing with any Person, or limiting the development, manufacture or distribution of the Surviving Company’s products or services (B) any most-favored pricing arrangement, (C) any exclusivity provision in favor of a third party or (D) any non-solicitation provision applicable to Parent or its Subsidiaries, in the case of the foregoing clause (D) which are material to Parent or its Subsidiaries, as applicable, taken as a whole;

(iii) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Person;

(v) each Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Liens with respect to any assets of the Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Parent;

(vi) each Contract requiring payment by or to Parent after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any Contract involving a dealer, distributor, joint marketing, alliance, joint venture, cooperation, research and/or development (including pre-clinical and clinical research and/or development), material transfer, services (including technical writing and consulting), manufacturing, supply, distribution or other agreement relating to the research, development, testing, labeling, manufacturing, marketing, commercialization, or distribution of any product, technology or service, or any Contract pursuant to which any Intellectual Property is developed by or for Parent or (B) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to research, develop, test, label, manufacture, market, or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or services of Parent;

(vii) each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Parent in connection with the transactions contemplated hereby;

(viii) each Contract relating to leases of real properties with respect to which the Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries;

(ix) each Contract to which Parent is a party or by which any of its assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, Parent in excess of $250,000; and

(x) any other Contract that is not terminable at will (with no penalty or payment) by Parent, and that is material to the business or operations of Parent.

(c) (i) Each Parent Material Contract is valid and binding on Parent, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract; and (iii) there is no material default under any Parent Material Contract by Parent or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto. Except as set forth in Section 5.16(c) of the Parent Disclosure Letter, there are no Parent Material Contracts that are not in written form. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to the Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

(d) Parent will terminate all Parent Material Contracts (including all statements of work, work orders, change orders, purchase orders, and any other Contract thereunder) effective no later than the Closing Date. As of such termination: (i) other than those Contracts identified in Section 5.16(d)(i) of the Parent Disclosure Letter, no party thereto or third party beneficiary thereof has or will have any right, title, or interest (including under any license grants or by exercise of any options or technology transfer rights) in or to any part of Parent Registered IP or material Company Registered IP; (ii) other than those Contracts identified in Section 5.16(d)(ii) of the Parent Disclosure Letter, no payment under any such Parent Material Contract is or will be due or payable by Parent to any party thereto or third party beneficiary thereof (including in connection with any completed work or work-in-progress; severance costs; non-cancellable expenses or commitments; early termination penalties; termination costs; wind-down costs; royalties; or milestones); (iii) other than those Contracts identified in Section 5.16(d)(iii) of the Parent Disclosure Letter, Parent is under no obligation under such Parent Material Contracts, on its own or with any other party thereto or third party beneficiary thereof, to: (A) research, develop, manufacture, or commercialize any product or service thereunder; (B) make any regulatory filing with respect thereto or seek or obtain regulatory approval therefor; or (C) fund or commit any funding or resources, make any efforts, or prepare or submit any reports (including information reports and progress reports), with respect to any of the foregoing; and (iv) other than those Contracts identified in Section 5.16(d)(iv) of the Parent Disclosure Letter, no party thereto or third party beneficiary thereof has or will have any outstanding subscriptions, options, warrants, calls, commitments, Contracts or other rights under such Parent Material Contract to acquire or be issued, granted, delivered, sold, or cause to be issued, granted, delivered or sold, any shares of capital stock of the Parent or any of its Subsidiaries, voting securities, stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, or equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Parent or any of its Subsidiaries.

Section 5.17 Insurance. Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent and its Subsidiaries operate. Section 5.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is not in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 5.18 Properties.

(a) Parent and its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct its businesses as currently conducted, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Section 5.18(c) of the Parent Disclosure Letter sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries.

(d) This Section 5.18 does not relate to intellectual property, which is the subject of Section 5.19.

Section 5.19 Intellectual Property.

(a) Section 5.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned or exclusively licensed by Parent and its Subsidiaries (collectively, “Parent Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (A) all of the Parent Registered IP is subsisting and, solely in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (B) no Parent Registered IP, is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP, (C) to the knowledge of Parent, (1) the duty of candor and good faith as required by the United States Patent and Trademark Office during the prosecution of the United States patents and patent applications included in the Parent Registered IP have been complied with; and (2) in all foreign offices having similar requirements, all such requirements have been complied with, and (D) all employees or contractors engaged in the development of Intellectual Property Rights on behalf of Parent or any subsidiary of Parent have executed an invention assignment agreement whereby such employees or contractors presently assign all of their right, title and interest in and to such Intellectual Property Rights to Parent or the applicable subsidiary, and to Parent’s knowledge no such agreement has been breached or violated and (iv) Parent and its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Parent Owned IP, including all Parent Owned IP created on behalf of Parent or its Subsidiaries by employees or independent contractors.

(b) Section 5.19(b) of the Parent Disclosure Letter accurately identifies (i) all contracts pursuant to which any Parent Registered IP is licensed to the Parent or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the products and services of the Parent or any of its Subsidiaries, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Parent or any of its Subsidiaries and its employees in Parent’s standard form thereof), (ii) the corresponding Parent contract pursuant to which such Parent Registered IP are licensed to the Parent or any of its Subsidiaries and (iii) whether the license or licenses granted to the Parent or any of its Subsidiaries are exclusive or nonexclusive.

(c) Section 5.19(c) of the Parent Disclosure Letter accurately identifies each Parent contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Parent Registered IP (other than (i) any confidential information provided under confidentiality agreements and (ii) any Parent Registered IP nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Parent’s benefit).

(d) To the knowledge of Parent, the Parent Registered IP constitutes all Intellectual Property necessary for Parent to conduct its business as currently conducted; provided, however, that the foregoing representation is not a representation with respect to non-infringement of Intellectual Property, and “knowledge” for purposes of this representation, does not require a freedom to operate analysis or any inquiry outside Parent or its Subsidiaries.

(e) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of Parent and its

Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information, and to the knowledge of Parent, no employee of Parent is in or has been in violation of any term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement, or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with Parent.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent or any of its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither Parent nor any of its Subsidiaries have received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP. For purposes of this Section 5.19(f), “to the knowledge of Parent” does not require a freedom to operate analysis or any inquiry outside Parent or its Subsidiaries.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent or any of its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data, and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, (ii) during the past two (2) years since the Effective Time, no claims have been asserted or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or any of its Subsidiaries against loss and unauthorized access, use, modification or disclosure, or other misuse.

(i) Except as set forth on Section 5.19(i) of the Parent Disclosure Letter, to the knowledge of Parent, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or, to the knowledge of Parent, Parent Registered IP, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to such Parent Owned IP or Parent Registered IP. Parent and its Subsidiaries or to the knowledge of Parent, its licensor has complied with provisions of the Bayh-Dole Act applicable to the Parent’s and/or its Subsidiaries’ activities.

(j) Except as set forth on Section 5.19(i) of the Parent Disclosure Letter, the execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the rights or obligations of Parent or any of its Subsidiaries under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of Parent or any of its Subsidiaries.

(k) Notwithstanding anything to the contrary set forth in this Agreement, this Section 5.19 is the only representation or warranty of Parent relating to Intellectual Property, and no representation or warranty of Parent in any other provision of this Agreement will be construed as a representation or warranty relating to Intellectual Property.

Section 5.20 Related Party Transactions. Since January 1, 2022 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent or any of its Subsidiaries, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.21 Certain Payments. For the five (5) years immediately preceding the date hereof, neither Parent nor any of its Subsidiaries nor, any of their directors, executives, representatives or employees, nor, to the knowledge of Parent, any of their agents (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-bribery or anti-corruption Law, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 5.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Leerink Partners LLC., the fees and expenses of which will be paid by Parent or any of its Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, any of its Subsidiaries or any of its Affiliates. Parent has furnished to Company a true and complete copy of any Contract between Parent and Leerink Partners LLC pursuant to which Leerink Partners LLC could be entitled to any payment from Parent relating to the transactions contemplated hereby.

Section 5.23 Opinion of Financial Advisor. Parent Board has received the opinion of Leerink Partners LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company. Parent will make available to the Company a signed true and complete copy of such opinion promptly (and in no event later than two (2) days) following the date of this Agreement.

Section 5.24 State Takeover Statutes. No Takeover Laws or any similar anti-takeover provision in the Certificate of Incorporation or bylaws of Parent applicable to Parent is, or at the Effective Time will be, applicable to this Agreement, the Merger, the Parent Common Stock Issuance, or any of the other transactions contemplated hereby. The Parent Board and the Merger Sub board have taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Support Agreements and to the consummation of the transactions contemplated by this Agreement or the Parent Support Agreements.

Section 5.25 CFIUS. Neither the Parent nor any of its Subsidiaries (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

Section 5.26 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, its Subsidiaries, or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, Merger Sub or any of their respective Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, Merger Sub or any of their respective Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and none of Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE VI

COVENANTS

Section 6.1 Operation of Parent’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent (A) may be requested from and granted by email to the individuals set forth in Section 6.1(b) of the Parent Disclosure Letter at the addresses set forth therein or otherwise designated in writing by such individuals and (B) shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Parent Common Stock from terminated employees, directors or consultants of Parent in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to Parent or any of its Subsidiaries);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent Restricted Stock Unit Awards as applicable), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated hereby;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities or others or (D) make any capital expenditure or commitment;

(vi) other than as required by applicable Law or the terms of any Parent Plan in effect as of the date of this Agreement: (A) adopt, establish or enter into any Parent Plan, including, for the avoidance of doubt, any equity award plans, (B) cause or permit any Parent Plan to be amended other than as required by Law, the adoption of the Plan Amendment as contemplated by this Agreement or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Parent Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants other than annual increases in compensation commensurate with the rate of inflation customary with past practice, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, (E) hire or terminate (other than for cause, or absent such a definition of cause, for conduct that the Parent or such Subsidiary determines in good faith constitutes material misconduct) any officer, employee or consultant, or (F) on any applicable January 1, cause the “Annual Increase” of the Parent 2020 Plan (such term “Annual Increase” having the meaning set forth in such plan) to be less than 5% of the number of shares of Parent Common Stock issued and outstanding on the immediately preceding December 31, or cause the number of shares to be added to the number of available shares under Parent ESPP to be less than the lesser of 1,222,707 shares and 1% of the number of shares of Parent Common Stock issued and outstanding on the immediately preceding December 31;

(vii) enter into any material transaction;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties;

(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; or adopt or change any material accounting method in respect of Taxes;

(x) waive, settle or compromise any pending or threatened Action against Parent or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(xiii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Intellectual Property of the Company (other than in the ordinary course of business and consistent with past practice);

(xiv) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy, other than such terminations or modifications in accordance with Section 7.15;

(xv) enter into, amend, terminate, or waive any material option or right under, any Parent Material Contract, other than such terminations or waivers in accordance with Section 7.15;

(xvi) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of Parent;

(xvii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xviii) (A) materially change pricing or royalties or other payments set or charged by Parent or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of its Subsidiaries; or

(xix) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Parent may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of, and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Assets (each, a “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in any obligations of or adverse consequences to Parent or its Subsidiaries that could extend beyond Closing, or contemplates that any consideration paid in respect thereof is in anything other than immediately available cash, Parent shall procure prior written consent of the Company prior to entering into any Parent Legacy Transaction, which consent will not be unreasonably withheld or delayed. Notwithstanding anything to the contrary herein, Parent (i) shall permit the Company and its counsel to review and comment on the transaction documents related to the Parent Legacy Transaction; (ii) shall consider any such comments in good faith and shall accept all reasonable additions, deletions or changes suggested by the Company and its counsel in connection therewith; and (iii) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to Parent Legacy Transaction without first providing the Company and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above. Any consideration received by Parent in any such sale or license of any Parent Legacy Assets prior to the Closing, net of all liability and obligations relating to such transaction, would be added to Parent’s Net Cash.

Section 6.2 Operation of Company’s Business.

(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and consistent with past practice and in material compliance with the applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent (A) may be requested from and granted by email to the individuals set forth in Section 6.2(b) of the Company Disclosure Letter at the addresses set forth therein or otherwise designated in writing by such individuals and (B) shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company in accordance with agreements in effect on the date of this Agreement providing for the repurchase of shares at no more than the purchase price thereof in connection with any termination of services to the Company or any of its Subsidiaries);

(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Company Common Stock issued upon the valid exercise or settlement of outstanding Company Options and any capital stock issued upon the conversion of the Company’s then-outstanding securities), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security (other than the Additional Permitted Bridge Financing and any Final Permitted Bridge Financing);

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated hereby;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities or others or (D) make any capital expenditure or commitment;

(vi) other than in the ordinary course or as required by applicable Law or the terms of any Company Plan in effect as of the date of this Agreement: (A) adopt, establish or enter into any Company Plan, including, for the avoidance of doubt, any equity award plans, (B) cause or permit any Company Plan to be amended other than as required by Law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any Company Plan), or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants (other than in connection with the Closing and based upon market-based benchmarking);

(vii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties outside the ordinary course of business and consistent with past practice;

(viii) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return; settle or compromise any material Tax claim; waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity; or adopt or change any material accounting method in respect of Taxes;

(ix) waive, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries;

(x) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business and consistent with past practice;

(xi) forgive any loans to any Person, including its employees, officers, directors or Affiliates;

(xii) sell, assign, transfer, license, sublicense or otherwise dispose of any material Intellectual Property of the Company (other than in the ordinary course of business and consistent with past practice);

(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiv) enter into any agreement to purchase or sell any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify, exercise any extension or expansion right under or violate or terminate any of the terms of any real property leases of the Company;

(xv) (A) materially change pricing or royalties or other payments set or charged by the Company or any of Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.2) and provided that the Company’s cash and cash equivalents shall be greater than $1,000,000 at all times during the Pre-Closing Period (provided that the Company shall have fifteen (15) days to cure any failure to maintain such minimum cash requirement), the Company may, subject to the terms and conditions set forth on Section 6.2(c) of the Company Disclosure Letter, execute the Additional Permitted Bridge Financing Agreements. The Company (i) shall permit Parent and its counsel to review and comment on the Additional Permitted Bridge Financing Agreements and any Final Permitted Bridge Financing Agreements; (ii) shall consider any comments received by Parent in good faith and shall accept all reasonable additions, deletions or changes suggested by Parent and its counsel in connection therewith; and (iii) shall not sign any agreements, contracts or other definitive documents (not including term sheets or letters of intent) related to the Additional Permitted Bridge Financing or any Final Permitted Bridge Financing without first providing Parent and its counsel the opportunity to exercise their rights under clauses (i) and (ii) above. Notwithstanding anything to the contrary herein, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not enter into any Final Permitted Bridge Financing Agreements or agree, resolve or commit to any Final Permitted Bridge Financing.

Section 6.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable advance written notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such party’s Representatives to: (a) provide the other party and such other party’s Representatives with reasonable access during normal business hours to such party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries, (b) provide the other party and such other party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries as the other party may reasonably request, (c) permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matters as the other party may deem necessary and (d) make available to the other party copies of any material notice, report or other document filed with or sent to or received from any Governmental Entity in connection with the transactions contemplated hereby. Any investigation conducted by either Parent or the Company pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party.

(b) Notwithstanding anything herein to the contrary in this Section 6.2, no access or examination contemplated by this Section 6.2 shall be permitted to the extent that it would require any party or its Subsidiaries (i) to waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law or (iii) breach such party’s confidentiality obligations to a third party; provided, that such party or its Subsidiary (A) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (B) shall provide to the other party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information), (C) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other party in order that all such information may be provide to the other party without causing such violation or waiver, and (D) in the case of subsection (iii) above, upon the other party’s reasonable request, such party shall use its reasonable efforts to obtain such third party’s consent to permit such other party access to such information, subject to appropriate confidentiality protections. In addition, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any party or its Subsidiaries, except as otherwise expressly required by this Agreement, to provide information to the other party that relates to (1) the negotiation of this Agreement, (2) the amount of the Merger Consideration or the valuation of the other party in connection with this Agreement, the transactions contemplated hereby or any other financial or strategic alternatives considered by the board of directors of the other party, (3) any Acquisition Proposal, (4) any process a party has conducted with any financial advisor or other communications with any Persons in connection therewith prior to the date hereof, (5) the minutes of the meetings of the board of directors of a party or any committee thereof discussing the transactions contemplated hereby or any similar transaction between a party and any other Person (including any presentations or other materials prepared by or for the board of directors of a party or any committee thereof, whether in connection with a specific meeting thereof or otherwise relating to such subject matter), or (6) any disputes or controversies between a party or any of its Affiliates and another party or any of its Affiliates.

Section 6.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any nonpublic information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following.

(b) Notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, prior to obtaining the Parent Stockholder Approval, Parent may furnish nonpublic information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any Representative of Parent shall have breached this Section 6.4 in any material respect, (B) the Parent Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Parent Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) Parent receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such party for purposes of this Agreement.

(c) Notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, prior to obtaining the Company Stockholder Approval, the Company may furnish nonpublic information regarding the Company and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any Representative of the Company shall have breached this Section 6.4 in any material respect, (B) the Company Board concludes in good faith, after consulting with outside counsel, that the failure to take such action would reasonably be expected to constitute a violation of the Company Board’s fiduciary duties under applicable Law, (C) at least one (1) Business Day prior to initially furnishing any such nonpublic information to, or enter into discussions with, such Person, (D) the Company receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least one (1) Business Day prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent).

(d) If any party or any Representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than one (1) Business Day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) notify the other party in writing of such Acquisition Proposal or Acquisition Inquiry, which notification shall contain the details of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(e) Each party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.

Section 6.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated hereby, (b) any Action against or involving or otherwise affecting such party or its Subsidiaries is commenced, or, to the knowledge of such party, threatened against such party or, to the knowledge of such party, any director, officer or employee of such party, (c) such party becomes aware of any inaccuracy in any representation or warranty made by such party in this Agreement or (d) the failure of such party to comply with any covenant or obligation of such party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VIII, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company or Parent in this Agreement or (y) determining whether any condition set forth in Article VIII has been satisfied. Any failure by either party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 8.2(b) and Section 8.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6.6 Parent Options. Prior to the Closing Date, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) each outstanding Parent OTM Option will be cancelled for no consideration and (b) the vesting and exercisability of each other unexpired, unexercised and unvested Parent Option shall be accelerated in full, in each case, effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing Date.

Section 6.7 Parent Restricted Stock Unit Awards. Prior to the Closing Date, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) the vesting of each outstanding and unvested Parent Restricted Stock Unit Award shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (b) for each outstanding and unsettled Parent Restricted Stock Unit Award, the holder thereof shall receive, immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to the number of vested and unsettled shares of Parent Common Stock underlying such Parent Restricted Stock Unit Award. Notwithstanding anything herein to the contrary, the Tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of Parent Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities.

Section 6.8 Parent Restricted Stock Awards. Prior to the Closing Date, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that (a) the vesting of each outstanding and unvested Parent Restricted Stock Award shall be accelerated in full effective as of immediately prior to the Effective Time, contingent on the occurrence of the Closing and (b) for each outstanding and unsettled Parent Restricted Stock Award, the holder thereof shall receive, immediately prior to the Effective Time, a number of shares of Parent Common Stock equal to the number of vested and unsettled shares of Parent Common Stock underlying such Parent Restricted Stock Award. Notwithstanding anything herein to the contrary, the Tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of Parent Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share and remitting such withholding in cash to the appropriate taxing authorities.

Section 6.9 Parent ESPP. As soon as reasonably practicable following the date of this Agreement, the Parent Board shall adopt appropriate resolutions to provide that (a) no offering periods or purchase periods shall be commenced following or in addition to the offering period underway as of the date hereof under the Parent ESPP (the “Current Offering Period”), (b) no payroll deductions or other contributions shall be made or effected after the Current Offering Period with respect to the Parent ESPP after the date of such resolutions, and (c) the Current Offering Period shall be terminated and each Parent ESPP participant’s accumulated contributions under the Parent ESPP shall be returned to the participant in accordance with the terms of the Parent ESPP.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Registration Statement; Proxy Statement.

(a) As soon as reasonably practicable (but in any event, no later than December 13, 2024 but, subject to receipt of all required information from the Company (including the Company Audited Financial Statements)), (i) Parent shall prepare, and file with the SEC a proxy statement relating to the Parent Stockholders Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the Merger. Parent shall use its reasonable best efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable, and (iii) respond promptly to any comments or requests of the SEC or its staff relating to the Registration Statement. Parent shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Each of the parties shall reasonably cooperate with the other party and furnish all information concerning itself and their Affiliates, as applicable, to the other parties that is required by law to be included in the Registration Statement as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company, concerning itself, to Parent for inclusion in the Registration Statement (including the Company Interim Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other party or any of their Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Parent shall cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(d) If at any time before the Effective Time (i) any party (A) becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement; then, in each case such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each party shall use their commercially reasonable efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuance in connection with the Merger for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(e) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company and its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the Company’s obligations in Section 7.1(a), the Company will use commercially reasonable efforts to cause to be delivered to Parent a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(f) The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. No filing of, or amendment or supplement to, the Registration Statement will be made by Parent, and no filing of, or amendment or supplement to, the Registration Statement will be made by Parent, in each case, without the prior consent of the Company, which shall not be unreasonably withheld, conditioned or delayed.

(g) As promptly as reasonably practicable following the date of this Agreement, the Company will furnish to Parent audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited Financial Statements”) and following the date of this Agreement, and the Company will furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act. Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and except, in the case of any unaudited financial statements, subject to normal year-end audit adjustments) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

Section 7.2 Company Stockholder Approval.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall solicit for approval the Company Stockholder Approval. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the transactions contemplated herein.

(b) The Company shall prepare and mail the Registration Statement (or a portion thereof) constituting a notice of the transactions contemplated hereby and of the Company Stockholder Approval (the “Stockholder Notice”) to every stockholder of the Company that did not execute a written consent with respect to the Company Stockholder Approval. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby and (ii) provide the stockholders of the Company to whom it is sent with notice of the availability of appraisal rights and notice of the actions taken in the Company Stockholder Approval, including the adoption and approval of this Agreement, the Merger and the other transactions contemplated hereby in accordance with Sections 228(e) and 262 of the DGCL and the organizational documents of the Company. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 7.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the transactions contemplated hereby and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 7.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the forgoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 7.2(c), and subject to compliance with Section 6.4 and Section 7.2, at any time prior to the receipt of the Company Stockholder Approval, (i) if the Company receives a bona fide written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of the Company that occurs or arises after the date of this Agreement (a “Company Intervening Event”) , the Company Board may make a Company Board Adverse Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Company Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) the Company has, and has caused its financial advisors and outside legal counsel to, during the Company Notice Period, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent Parent desires to negotiate) and (3) if after Parent shall have delivered to the Company an irrevocable written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”) , which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Company Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Company Intervening Event, the Company promptly notifies Parent, in writing, within the Company Notice Period before making a Company Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Company Intervening Event and that the Company Board intends to make a Company Board Adverse Recommendation Change.

Section 7.3 Parent Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholder Meeting”) to present one or more proposals to the stockholders in order to obtain the Parent Stockholder Approval (the “Parent Stockholder Proposals”). The Parent Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting. If on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, the parties are unable to negotiate an agreed upon determination of Net Cash or pursuant to Section 3.7, Parent will postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned by more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(b) Parent agrees that, subject to Section 7.3(c), (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Proposals and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Proposals (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”) and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c) Notwithstanding anything to the contrary contained in Section 7.3(b), and subject to compliance with Section 6.4 and Section 7.3, at any time prior to the approval of the Parent Stockholder Proposals by the Parent Stockholder Approval, (i) if Parent receives a bona fide written Superior Offer or (ii) as a result of a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry, Acquisition Transaction or the consequences thereof or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement (a “Parent Intervening Event”), the Parent Board may make a Parent Adverse Board Recommendation Change if, but only if (i) in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (1) the Parent Board determines in good faith, after consulting with outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (2) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer (to the extent the Company desires to negotiate) and (3) if after the Company shall have delivered to Parent an irrevocable written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration or percentage of the combined company that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 7.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions) or (ii) in the case of a Parent Intervening Event, Parent promptly notifies the Company, in writing, within the Parent Notice Period before making a Parent Board Adverse Recommendation Change, which notice shall state expressly the material facts and circumstances related to the applicable Parent Intervening Event and that the Parent Board intends to make a Parent Board Adverse Recommendation Change.

(d) Unless this Agreement is validly terminated pursuant to Section 9.1(j), Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 7.3(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Parent Board Recommendation or any Parent Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

Section 7.4 Efforts; Regulatory Approvals; Transaction Litigation.

(a) The parties shall use commercially reasonable efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated hereby, (ii) shall use commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable law or Contract, or otherwise) by such party in connection with the

Contemplated Transactions or for such Contract to remain in full force and effect, and (iii) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummations of this Agreement.

(b) Notwithstanding the generality of the foregoing, each party shall, (i) as promptly as practicable, and in any event no more than ten (10) Business Days after the date of this Agreement, make or cause to be made any filings required by each of them or any of their respective Affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (ii) except as otherwise set forth in clause (i), use commercially reasonable efforts to file or otherwise submit, within five (5) Business Days after the date of this Agreement, all applications, notices, reports and other documents required to be filed by such party with or otherwise submitted by such party to any Governmental Entity with respect to the transactions contemplated hereby, and to submit promptly any additional information requested by any such Governmental Entity.

(c) Without limiting the generality of the foregoing, Parent shall give the Company prompt (but not later than within two (2) Business Days) written notice of any “demand letter,” investigation by a Governmental Entity, or any litigation initiated, or threatened (orally or in writing) against Parent and/or its directors relating to this Agreement or the transactions contemplated hereby (the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep the Company reasonably informed with respect to the status thereof. Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to any Transaction Litigation. Parent will (i) give the Company the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation, (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation, (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation and (iv) will not settle or consent or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which such consent shall not be unreasonably withheld or delayed). Without otherwise limiting the rights of current or former directors and officers of Parent with regard to the right to counsel, following the Effective Time, current or former directors and officers of Parent with rights to indemnification as described in Section 7.5 shall be entitled to retain any counsel selected by such indemnified parties to participate in the defense of any Transaction Litigation as it relates to such directors and officers.

Section 7.5 Indemnification, Exculpation and Insurance.

(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Company shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all demands, claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, Action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of fees, costs and expenses incurred in the defense of any such demand, claim, Action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any such D&O Indemnified Party to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such D&O Indemnified Party is not entitled to indemnification. Such undertaking, if required, shall be unsecured and made without reference to the D&O Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification. No other form of undertaking shall be required. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Parent or the Surviving Company prior to the sixth (6th) anniversary of the Effective Time asserting a claim for such protections pursuant to this Section 7.5, shall continue until the final disposition of such claim.

(b) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Company shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company as of immediately prior to the Closing to its D&O Indemnified Parties pursuant to any indemnification provisions under the Company’s organizational documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to demands, claims, Actions, suits, proceedings or investigations whether asserted or claimed prior to, at or after the Effective Time, arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent as of immediately prior to the Closing to its D&O Indemnified Parties pursuant to any indemnification provisions under Parent’s organizational documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to demands, claims, Actions, suits, proceedings or investigations whether asserted or claimed prior to, at or after the Effective Time, arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with terms, conditions, exclusions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby or in connection with Parent’s initial public offering of shares of Parent Common Stock).

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, including in advance (subject to the advancement requirements set forth in Section 7.5(a)), that are incurred by the persons referred to in this Section 7.5 in connection with their enforcement of the rights provided to such Persons in this Section 7.5.

(f) The provisions of this Section 7.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.5. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.5.

Section 7.6 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.7 Disclosure. The parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any party’s obligations under the Confidentiality Agreement, no party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any disclosure (to any customers or employees of such party, to the public or otherwise) regarding the transactions contemplated hereby unless (a) the other party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is requited by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements made by the Company or Parent in compliance with this Section 7.7. Notwithstanding the foregoing, a party need not consult with any other parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 7.3(d) or with respect to any Acquisition Proposal, Company Board Adverse Recommendation Change, Parent Board Adverse Recommendation Change, or pursuant to Section 7.3(e).

Section 7.8 Listing. From and after the date hereof until the Effective Time, Parent shall maintain its existing listing on Nasdaq. At or prior to the Effective Time, (a) Parent shall obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit (with the prior approval of the Company) to Nasdaq a notification form for the listing of shares of Parent Common Stock to be issued in connection with the transactions contemplated hereby, and to cause such shares to be approved for listing (subject to official notice of issuance), (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Stock Split (if required) and (d) submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Stock Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date. The Company shall prepare and file (with the prior approval of the Company) an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each party will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its Representatives. The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Parent will cooperate with the Company as reasonably requested by the Company with respect to the Nasdaq Listing Application and promptly furnish to the Company all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 7.8. The Company agrees to pay all Nasdaq Fees associated with any action contemplated by this Section 7.8.

Section 7.9 Tax Matters.

(a) Each of Parent and the Company will (and will cause its respective Affiliates to) (i) use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment and (ii) not take any action, or fail to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. Parent shall file (or cause its Affiliates, including the Company, to file) all U.S. federal, state or local Tax Returns after the Closing Date in a manner that is consistent with the treatment of the Merger as a transaction qualifying for the Intended Tax Treatment, and shall not take any inconsistent position during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a “determination” that is final within the meaning of Section 1313(a) of the Code.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby shall be borne and paid equally by the Parent and the Company. Unless otherwise required by applicable Law, the Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and Parent shall reasonably cooperate with respect thereto as necessary).

(c) If the SEC requires that an opinion with respect to the Intended Tax Treatment be prepared and submitted in connection with the Registration Statement, (i) the Company and Parent shall each use its reasonable best efforts to cause Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale LLP”) (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Goodwin Procter LLP (“Goodwin Procter LLP”) (or such other nationally recognized law or accounting firm reasonably satisfactory to Parent), respectively, to furnish such opinion (as so required and subject to customary assumptions and limitations) and (ii) Parent and the Company shall each deliver to WilmerHale LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Company) and Goodwin Procter LLP (or such other nationally recognized law or accounting firm reasonably satisfactory to the Parent) a Tax certificate, signed by an officer of Parent or the Company, as applicable, containing customary representations and covenants reasonably acceptable to the Company and Parent, as applicable, in each case, as reasonably necessary and appropriate to enable such tax advisor to render such opinion (the “Tax Certificates” ). Each of Parent and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications, covenants or representations included in the Tax Certificates.

Section 7.10 Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the parties shall use commercially reasonable efforts to take all necessary actions so that the Persons listed on Section 7.10 of the Parent Disclosure Letter are elected or appointed, as applicable, to the positions of officers and directors of Parent and the Surviving Company, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed on Section 7.10 of the Parent Disclosure Letter is unable or unwilling to serve as officer or director of Parent or the Surviving Company, as set forth therein, the party appointing such Person (as set forth on Section 7.10 of the Parent Disclosure Letter) shall designate a successor. The parties shall use reasonable best efforts to have each of the Persons that will serve as directors and officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

Section 7.11 Termination of Certain Agreements and Rights.

(a) Except as set forth on Section 7.11(a) of the Parent Disclosure Letter, each of Parent and the Company shall use commercially reasonable efforts to cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between either Parent or the Company and any holders of Parent Common Stock or Company Common Stock, respectively, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the party of Parent or the Surviving Company.

(b) Parent shall use commercially reasonable efforts to cause all Contracts set forth in Section 7.11(b) of the Parent Disclosure Letter to be terminated effective no later than the Effective Time (or, to the extent specified on such Section 7.11, any applicable rights thereunder waived).

Section 7.12 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.13 Allocation Certificate. The Company will prepare and deliver to Parent at least ten (10) Business Days prior to the Closing Date a certificate signed by an officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of the Company Common Stock, (b) such holder’s name and physical address, (c) the number or percentage and type of the Company Common Stock held as of the Closing Date for each such holder and (d) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the Company Common Stock held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

Section 7.14 Post Closing Parent Equity Incentive Plans

(a) Parent 2020 Plan Amendment. Prior to the effectiveness of the Registration Statement that contains the Proxy Statement, Parent will adopt an amendment to the Parent 2020 Plan on such terms as the Company shall determine following consultation with Parent but which will, at a minimum, (i) increase the number of shares of Parent Common Stock reserved and available for issuance under the 2020 Plan by such number of shares as is equal to 5% of the total number of shares of Parent Common Stock that are issued and outstanding immediately following the Closing and (ii) extend the term of the 2020 Plan by five years (the “Plan Amendment”) , subject to the Closing and effective as of the Effective Time, and will include provisions in the Proxy Statement for the stockholders of the Parent to approve the Plan Amendment. Notwithstanding the foregoing, the Plan Amendment shall not, without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), increase the number of shares of Parent Common Stock available for issuance under the Parent 2020 Plan by a number of shares in excess of 5% of the total number of shares of Parent Common Stock that are issued and outstanding immediately following the Closing. Subject to the approval of the Plan Amendment by the stockholders of Parent prior to the Effective Time, Parent shall file with the SEC, promptly after the Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Parent 2020 Plan, as amended by the Plan Amendment.

(b) Assumption of Company Equity Plan. Effective upon the Closing, Parent shall assume the Company Equity Plan and any shares that remain available for issuance thereunder shall be converted into shares of Parent Common Stock by multiplying the number of shares that remain available for issuance thereunder immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, and such shares may be used by the Parent, following the Closing, to grant awards thereunder. As promptly as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form), if available for use by Parent, with respect to the shares of Parent Common Stock subject to such awards, to the extent so registrable, and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

Section 7.15 Wind-Down Activities. From the date hereof through the Closing, Parent shall use its commercially reasonable efforts to continue the wind-down activities of Parent set forth on Section 7.15 of the Parent Disclosure Letter.

Section 7.16 Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.1 Conditions Precedent of Each Party. The obligations of each party to effect the Merger and otherwise consummate the transactions contemplated hereby to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:

(a) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding seeking a stop order with respect to the Registration Statement and has not been withdrawn. Any material state securities Laws applicable to the issuance of the shares of Parent Common Stock in connection with the transactions contemplated hereby shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Parent Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

(b) All waiting periods (and extensions thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or otherwise been terminated.

(c) No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated hereby shall have been issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the transactions contemplated hereby illegal.

(d) (i) Parent shall have obtained the Parent Stockholder Approval and (ii) the Company shall have obtained the Company Stockholder Approval.

(e) The Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

(f) (i) The approval of the listing of the additional shares pursuant to the Nasdaq Listing Application shall have been approved for listing (subject to official notice of issuance) on Nasdaq and (ii) Parent has maintained its existing listing on Nasdaq and obtained approval of the listing of the combined corporation on Nasdaq.

(g) The Company shall have effected the Company Preferred Stock Conversion.

Section 8.2 Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. The representations and warranties of Parent and Merger Sub made in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). The Parent Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) in respect of Section 5.2, for such inaccuracies which are de minimis in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

(b) Performance of Covenants. Parent shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(d) Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by an officer of Parent certifying that the conditions set forth in Section 8.2(a), (b) and (c) have been duly satisfied; and

(ii) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 7.10.

(e) Net Cash. At the Closing the Final Parent Net Cash shall be no less than $95,000,000 (the “Minimum Net Cash”).

Section 8.3 Conditions Precedent of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

(a) Accuracy of Representations. The representations and warranties of the Company made in this Agreement (other than the representations and warranties made in Section 4.2) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded). The representations and warranties made in Section 4.2 shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).

(b) Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d) Closing Certificate. Parent shall have received a certificate executed by an officer of the Company certifying (a) that the conditions set forth in Section 8.3(a), (b), and (c) have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 7.13 is true and accurate in all respects as of the Closing Date.

(e) FIRPTA Certificate. Parent shall have received from the Company a certificate in the form and substance required under Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h) together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent.

(f) Termination of the Investor Agreements. The Investor Agreements shall have been terminated.

(g) Absence of Indebtedness. The Company shall have no indebtedness for borrowed money (excluding any indebtedness for borrowed money issued pursuant to the Permitted Bridge Financing, solely to the extent that such indebtedness for borrowed money shall, by virtue of the Merger and without any further action, convert into shares of Company Common Stock immediately prior to the Effective Time).

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Proposals by Parent’s stockholders, unless otherwise specified below):

(a) by mutual consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by July 7, 2025 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company or Parent if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement has been a principal cause of the failure of the Merger to occur on or before the End Date, provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) calendar days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) calendar days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement is a principal cause of any such Governmental Entity issuing any such order or taking any such other action;

(d) by either Parent or the Company if the Company Stockholder Approval shall not have been obtained by written consent of the Company’s stockholders in lieu of a meeting within two (2) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that (i) once the Company Stockholder Approval has been obtained, neither party may terminate this Agreement pursuant to this Section 9.1(d) and (ii) the right to terminate this Agreement under this Section 9.1(d) shall not be available to a party if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement is a principal cause of the failure of the Company Stockholder Approval to have been obtained on or before such second (2nd) Business Day;

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Proposals and (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to a party if such party’s (or in the case of Parent, Merger Sub’s) breach of this Agreement is a principal cause of the failure to have obtained the Parent Stockholder Approval to have been obtained at the Parent Stockholder Meeting;

(f) by the Company (at any time prior to obtaining the Parent Stockholder Approval) if any Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to obtaining the Company Stockholder Approval) if any Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(j) by Parent (at any time prior to obtaining the Parent Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 9.1(j), concurrently with Parent’s entering into a definitive agreement for a Superior Offer (a “Permitted Alternative Agreement”) and after having paid to the Company the Company Termination Fee pursuant to Section 9.3(e); provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Parent of Parent’s intention to enter into such Permitted Alternative Agreement at least four

(4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Parent shall have complied in all material respects with its obligations under Section 6.4 and Section 7.3, and (iii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law; or

(k) by the Company (at any time prior to obtaining the Company Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 9.1(k), concurrently with the Company’s entering into a Permitted Alternative Agreement and after having paid to Parent the Parent Termination Fee pursuant to Section 9.3(e); provided, however, that the Company shall not enter into any Permitted Alternative Agreement unless: (i) Parent shall have received written notice from the Company of the Company’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) the Company shall have complied in all material respects with its obligations under Section 6.4, and (iii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law.

The party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3 and Article X (and the related definitions of the defined terms in such section) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3 and Section 7.9 all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to (i) the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC and (ii) the filing fees of Parent in connection with any filings made pursuant to Section 7.4(a).

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) or Section 9.1(e), (ii) at any time after the date of this Agreement and prior to such termination (in the case of termination pursuant to Section 9.1(b)) or the Parent Stockholder Meeting (in the case of a termination pursuant to Section 9.1(e)), an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay the Company, upon the earlier of such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $3,480,000 (the “Company Termination Fee”) by wire transfer of same-day funds to an account designated by the Company.

(c) If this Agreement is terminated (i) by the Company pursuant to Section 9.1(f) (or by Parent in circumstances in which the Company has the right to terminate this Agreement pursuant Section 9.1(f)) or (ii) by Parent pursuant to Section 9.1(j), then Parent shall pay to the Company the Company Termination Fee, by wire transfer of same day funds to an account designated by the Company, (x) in the case of a termination by Parent referred to in the foregoing clause (i) or (ii), prior (and as a condition) to such termination or (y) in the case of a termination by the Company described in the foregoing clause (i), within two (2) Business Days after such termination.

(d) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) or Section 9.1(d), (ii) at any time after the date of this Agreement and prior to such termination (in the case of termination pursuant to Section 9.1(b)) or obtaining the Company Stockholder Approval (in the case of a termination pursuant to Section 9.1(d)), an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, upon the earlier of such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $10,410,000 (the “Parent Termination Fee”) by wire transfer of same-day funds to an account designated by Parent.

(e) If this Agreement is terminated (i) by Parent pursuant to Section 9.1(g) (or by the Company in circumstances in which Parent has the right to terminate this Agreement pursuant Section 9.1(g)) or (ii) by the Company pursuant to Section 9.1(k) then the Company shall pay to Parent the Parent Termination Fee, by wire transfer of same day funds to an account designated by Parent, (x) in the case of a termination by the Company referred to in the foregoing clause (i) or (ii), prior (and as a condition) to such termination or (y) in the case of a termination by Parent described in the foregoing clause (i), within two (2) Business Days after such termination.

(f) If this Agreement is terminated by the Company or Parent pursuant to Section 9.1(e) or by the Company pursuant to Section 9.1(h), Parent shall reimburse the Company for all reasonable out-of-pocket expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $580,000, by wire transfer of same-day funds to an account designated by the Company, within two (2) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses. If the Company becomes entitled to receive the Company Termination Fee under this Agreement, any amount paid by Parent under this Section 9.3(f) shall be credited against the Company Termination Fee.

(g) If this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) or by Parent pursuant to Section 9.1(i), the Company shall reimburse Parent for all reasonable out-of-pocket expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $580,000, by wire transfer of same-day funds to an account designated by Parent, within two (2) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses. If Parent becomes entitled to receive the Parent Termination Fee under this Agreement, any amount paid by the Company under this Section 9.3(g) shall be credited against the Parent Termination Fee.

(h) If either party fails to pay when due any amount payable by it under this Section 9.3, then (i) such party shall reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 9.3 and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(i) The parties agree that, subject to Section 9.2, the payment of fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees, damages or expense reimbursements payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a party, (i) such party shall have no further liability to the other party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other party giving rise to such termination, or the failure of the transactions contemplated hereby to be consummated, (ii) no other party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such party or seek to obtain any recovery, judgment or damages of any kind against such party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such party) in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transactions contemplated hereby to be consummated and (iii) all other parties and their respective Affiliates shall be precluded from any other remedy against such party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transactions contemplated hereby to be consummated. Each of the parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby, (y) without these agreements, the parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 9.3(h) shall limit the rights of the parties under Section  10.3.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 10.2 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 10.3 Waiver. The parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.4 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, except that (i) the expenses incurred in connection with the engagement of an exchange agent and all filing and other fees paid to the SEC in connection with the Merger and the transactions contemplated hereby, shall be borne by Parent and the Company and (ii) Parent and the Company will each pay half of all filing fees required to be paid in connection with filings required by each of them or any of their respective Affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub, to:

AlloVir, Inc.

PO Box 44, 1661

Massachusetts Avenue

Lexington, MA 02420

Attention:	Diana Brainard
Vikas Sinha
E-mail:	[***]
[***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention:	Danielle M. Lauzon
Tevia K. Pollard
Email:	dlauzon@goodwinlaw.com
tpollard@goodwinlaw.com

(ii)	if to Company, to:

Kalaris Therapeutics, Inc.

628 Middlefield Road

Palo Alto, CA 94301

Attention:	Chief Executive Officer
E-mail:	[***]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, MA 02109

Attention:	Jason Kropp
Mark Nylen
Email:	jason.kropp@wilmerhale.com
mark.nylen@wilmerhale.com

Section 10.6 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 10.7 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 7.5.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.9 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.10 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.11 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.15 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 10.16 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ALLOVIR, INC.

By:	/s/ Diana Brainard
Name: Diana Brainard
Title: Chief Executive Officer

AURORA MERGER SUB, INC.

By:	/s/ Diana Brainard
Name: Diana Brainard
Title: President

KALARIS THERAPEUTICS, INC.

By:	/s/ Andrew Oxtoby
Name: Andrew Oxtoby
Title: Chief Executive Officer

Exhibit A

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2024, by and among Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”), AlloVir, Inc., a Delaware corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of Parent. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Shares, and holds Parent Options, Parent Restricted Stock Awards or Parent Restricted Stock Unit Awards to acquire the number of Shares, as indicated opposite such Stockholder’s name on Schedule A.

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Parent Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Parent Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of Parent that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options, settlement of Parent Restricted Stock Awards, Parent Restricted Stock Unit Awards or any securities convertible into or exercisable or exchangeable or redeemable for shares of Parent Common Stock in which such Stockholder acquires record or beneficial ownership on or after the date hereof, whether by purchase, upon exercise or conversion of any securities or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any shares of Parent Common Stock.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Parent Stockholder Proposals and against any other Acquisition Proposals.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Parent Options (and any Shares underlying such Parent Options) which expire on or prior to the Expiration Date, Transfers of Shares to Parent (or effecting a “net exercise” of a Parent Option) as payment for the (a) exercise price of such Stockholder’s Parent Options and (b) taxes applicable to the exercise of such Stockholder’s Parent Options, (vii) with respect to such Stockholder’s Parent Restricted Stock Unit Awards, (a) transfers for the net settlement of Stockholder’s Parent Restricted Stock Unit Awards settled in Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder’s Parent Restricted Stock Unit Awards, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (viii) with respect to such Stockholder’s Parent Restricted Stock

Awards, (a) transfers for the net settlement of Stockholder’s Parent Restricted Stock Awards settled in Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder’s Parent Restricted Stock Awards, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (ix) transfers to another holder of capital stock of Parent that has signed a support agreement that is reasonably acceptable to the Company, (x) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(x), (a) such Transferred Shares shall continue to be bound by this Agreement and (b) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, or (xi) to the extent required by applicable Law.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Parent, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (1)(A) in favor of the Parent Stockholder Proposals, (B) in favor of any matter that could reasonably be expected to facilitate the Merger and the transactions contemplated by the Merger Agreement, and (C) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the transactions contemplated in the Merger Agreement and (2) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of the shares of Parent Common Stock by virtue of the Merger on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Parent.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or offer relating to any Acquisition Transaction or take any action that could reasonably be expected to lead to an Acquisition Proposal, Acquisition Inquiry or Acquisition Transaction, (ii) furnish any nonpublic information regarding such party to any Person (other than to either Parent or the Company, as applicable) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage or participate in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3 of the Merger Agreement), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following. Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6 by such party for purposes of this Agreement. Notwithstanding the foregoing, the Stockholder will not be responsible for the breaches by its officers, directors or agents that have otherwise entered into a separate support agreement with the Parent and/or Company, unless the Stockholder knowingly and intentionally caused such breach.

7. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Parent.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Parent Common Stock, Parent Options, Parent Restricted Stock Awards and/or Parent Restricted Stock Unit Awards indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Parent other than the shares of Parent Common Stock and rights to purchase shares Parent Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated thereby. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. Except as otherwise provided in Section 2(d) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (upon confirmation of receipt of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.5 of the Merger Agreement and to each Stockholder at his, her or its address or email address (upon confirmation of receipt of transmission) set forth on Appendix A attached hereto (or at such other address for a party as shall be specified by like notice).

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Company is an intended third-party beneficiary of this Section 10(l).

(m) Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the transactions contemplated by the Merger Agreement.

(n) Disclosure. Each Stockholder hereby agrees that Parent and the Company may publish and disclose in the Registration Statement, any prospectus or registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated by the Merger Agreement. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Merger, the Merger Agreement or the transactions contemplated thereby without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

(o) Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(p) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and neither the Company nor Parent has authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(q) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(r) Adjustments. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Kalaris Therapeutics, Inc.

By:
Title:

PARENT:
AlloVir, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:
Address:

Exhibit B

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [•], 2024, by and among Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”), AlloVir, Inc., a Delaware corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of (i) such number of Shares (other than Shares issuable upon the conversion of convertible promissory notes of the Company) and (ii) such aggregate principal amount of convertible promissory notes of the Company, in each case as indicated opposite such Stockholder’s name on Appendix A.

WHEREAS, as an inducement and a condition to the willingness of the Parent to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Parent’s entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Common Stock, the Company Preferred Stock and the Company Restricted Shares (collectively, the “Company Capital Stock”) owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Company Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of Company Capital Stock or other equity securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options, settlement of any Company Restricted Shares, or conversion of convertible promissory notes or other securities of the Company, or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any shares of Company Capital Stock.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Parent as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and the Amended and Restated Voting Agreement, October 13, 2023, by and among the Company, the investors named therein and the key holders named therein (as amended as of the Effective Time, the “Voting Agreement”), and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Approval.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Company Options (and any Shares underlying such Company Options) which expire on or prior to the Expiration Date, Transfers of Shares to the Company (or effecting a “net exercise” of a Company Option) as payment for the (a) exercise price of such Stockholder’s Company Options and (b) taxes applicable to the exercise of such Stockholder’s Company Options, (vii), with respect to such Stockholder’s Company Restricted Shares, (a) transfers for the net settlement of Stockholder’s Company Restricted Shares, settled into Company Common Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder’s Company Restricted Shares, and the sale of a sufficient number of such Company Common Shares acquired upon settlement of such securities as would generate sale proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (viii) transfers to another holder of Company Capital Stock that has signed a support agreement that is reasonably acceptable to the Parent, (ix) transfers, sales or other dispositions as the Parent may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(ix), (a) such Transferred Shares shall continue to be bound by this Agreement and (b) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, or (x) to the extent required by applicable Law.

3. Agreement to Vote Shares. The Stockholder covenants to the Parent as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (1)(A) to adopt and approve the Merger Agreement, (B) to approve and adopt the Merger Agreement and the transactions contemplated thereby, (C) in favor of any matter that could reasonably be expected to facilitate the Merger and the transactions contemplated by the Merger Agreement, and (D) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the transactions contemplated in the Merger Agreement and (2) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of the shares of Company Capital Stock by virtue of the Merger on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the Company Capital Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of the Company stockholders or at any meeting of the Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or offer relating to any Acquisition Transaction or take any action that could reasonably be expected to lead to an Acquisition Proposal, Acquisition Inquiry or Acquisition Transaction, (ii) furnish any nonpublic information regarding such party to any Person (other than to either Parent or the Company, as applicable) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage or participate in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3 of the Merger Agreement), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following. Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6 by such party for purposes of this Agreement. Notwithstanding the foregoing, the Stockholder will not be responsible for the breaches by its officers, directors or agents that have otherwise entered into a separate support agreement with the Parent and/or Company, unless the Stockholder knowingly and intentionally caused such breach.

7. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Parent as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Company Capital Stock, convertible promissory notes and/or Company Options indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens (except for any Lien that may be imposed pursuant to this Agreement, the Voting Agreement, the Amended and Restated Investors’ Rights Agreement, dated October 13, 2023, by and among the Company and the investors named therein (as amended as of the Effective Time, the “IRA”) and the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of October 13, 2023, by and among the Company, the investors named therein and the key holders named therein (as amended as of the Effective Time, and together with the Voting Agreement and the IRA, the “Company Investor Agreements”)); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock, convertible promissory notes and/or Company Options set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated thereby. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, each of (a) the Company Investor Agreements and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the

Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. Except as otherwise provided in Section 2(d) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (upon confirmation of receipt of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.5 of the Merger Agreement and to each Stockholder at his, her or its address or email address (upon confirmation of receipt of transmission) set forth on Appendix A attached hereto (or at such other address for a party as shall be specified by like notice).

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Parent is an intended third-party beneficiary of this Section 11(l).

(m) Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the transactions contemplated by the Merger Agreement.

(n) Disclosure. Each Stockholder hereby agrees that Parent and the Company may publish and disclose in the Registration Statement, any prospectus or registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated by the Merger Agreement. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Merger, the Merger Agreement or the transactions contemplated thereby without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

(o) Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(p) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and neither the Company nor Parent has authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(q) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(r) Adjustments. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the Company Capital Stock affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Kalaris Therapeutics, Inc.

By:
Title:

PARENT:
AlloVir, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:
Address:

Exhibit C

FORM OF LOCK-UP AGREEMENT

[•], 2024

AlloVir, Inc.

PO Box 44, 1661

Massachusetts Avenue

Lexington, MA 02420

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement’’) understands that AlloVir, Inc., a Delaware corporation (“Parent”), is entering into an Agreement and Plan of Merger, dated as of [•], 2024 (as the same may be amended from time to time, the “Merger Agreement’’) with Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Parent Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by the undersigned (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock;

(4) except for any voting agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

(5) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) by operation of Law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company or other entity, in each case, all of which the beneficial ownership interests of which are held by the undersigned or a Family Member of the undersigned;

(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds under common control or management with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent (as constituted following the Closing); or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer or distribution;

(b) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-l under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

(e) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(f) transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

(g) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent that has been approved by the board of directors of Parent (as constituted following the Closing), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h) transfers pursuant to an order of a court or regulatory agency; or

(i) transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing).

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions to a person or group of affiliated persons, of the Parent’s voting securities if, after such transfer, the Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Parent (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement, and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Parent Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement.

Upon the release of any of the undersigned’s Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by AlloVir, Inc.:

By:
Name:
Title:

Accepted and Agreed by Kalaris Therapeutics, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

EXHIBIT D

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

[KALARIS OPCO, INC.]

FIRST: The name of the corporation is [Kalaris Opco, Inc.] (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. (“DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, $0.00001 par value per share (“Common Stock”).

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation (the “Board of Directors”).

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

SIXTH: Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director of the Corporation, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended after approval by the stockholders of this Article Sixth to authorize corporate action further eliminating or limiting the personal liability of directors of the Corporation, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

SEVENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against any and all judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement (collectively, the “Liabilities”) and expenses (including attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding, collectively, the “Expenses”) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Seventh the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Indemnified Peron’s rights to indemnification or, in the case of directors and officers, prepayment of expenses under in accordance with the provisions set forth herein.

2. Survival of Rights. The rights of indemnification provided by Section 1 shall continue as to a director or officer after he or she has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

3. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the Expenses incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of Expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Seventh or otherwise.

4. Claims by Directors and Officers. If a claim for indemnification or advancement of Expenses under this Article Seventh is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of Expenses under applicable law.

5. Indemnification of Employees and Agents. The Corporation may indemnify and advance Expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all Liabilities and Expenses reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

6. Advancement of Expenses of Employees and Agents. The Corporation may pay the Expenses incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

7. Non-Exclusivity of Rights. The rights conferred on any person by this Article Seventh shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

8. Other Indemnification. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

9. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation’s expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Seventh; and (b) to indemnify or insure directors, officers and employees against Liabilities in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Seventh.

10. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Seventh shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person’s heirs, executors and administrators.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Amended and Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * * *

Annex B

FORM OF PARENT STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [●], 2024, by and among Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”), AlloVir, Inc., a Delaware corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of Parent. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Shares, and holds Parent Options, Parent Restricted Stock Awards or Parent Restricted Stock Unit Awards to acquire the number of Shares, as indicated opposite such Stockholder’s name on Schedule A.

WHEREAS, as an inducement and a condition to the willingness of the Company to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Company’s entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Parent Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Parent Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of capital stock or other equity securities of Parent that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Parent Options, settlement of Parent Restricted Stock Awards, Parent Restricted Stock Unit Awards or any securities convertible into or exercisable or exchangeable or redeemable for shares of Parent Common Stock in which such Stockholder acquires record or beneficial ownership on or after the date hereof, whether by purchase, upon exercise or conversion of any securities or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any shares of Parent Common Stock.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Parent Stockholder Proposals and against any other Acquisition Proposals.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Parent Options (and any Shares underlying such Parent Options) which expire on or prior to the Expiration Date, Transfers of Shares to Parent (or effecting a “net exercise” of a Parent Option) as payment for the (a) exercise price of such Stockholder’s Parent Options and (b) taxes applicable to the exercise of such Stockholder’s Parent Options, (vii) with respect to such Stockholder’s Parent Restricted Stock Unit Awards, (a) transfers for the net settlement of Stockholder’s Parent Restricted Stock Unit Awards settled in

Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder’s Parent Restricted Stock Unit Awards, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (viii) with respect to such Stockholder’s Parent Restricted Stock Awards, (a) transfers for the net settlement of Stockholder’s Parent Restricted Stock Awards settled in Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder’s Parent Restricted Stock Awards, and the sale of a sufficient number of such Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (ix) transfers to another holder of capital stock of Parent that has signed a support agreement that is reasonably acceptable to the Company, (x) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(x), (a) such Transferred Shares shall continue to be bound by this Agreement and (b) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, or (xi) to the extent required by applicable Law.

3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of Parent, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (1)(A) in favor of the Parent Stockholder Proposals, (B) in favor of any matter that could reasonably be expected to facilitate the Merger and the transactions contemplated by the Merger Agreement, and (C) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the transactions contemplated in the Merger Agreement and (2) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of the shares of Parent Common Stock by virtue of the Merger on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Parent by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Parent. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Parent.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Parent or pursuant to any applicable written consent of the stockholders of Parent, the Stockholder shall be deemed to have irrevocably granted to, and appointed, Parent, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Parent stockholders or at any meeting of Parent’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or offer relating to any Acquisition Transaction or take any action that could reasonably be expected to lead to an Acquisition Proposal, Acquisition Inquiry or Acquisition Transaction, (ii) furnish any nonpublic information regarding such party to any Person (other than to either Parent or the Company, as applicable) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage or participate in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3 of the Merger Agreement), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following. Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6 by such party for purposes of this Agreement. Notwithstanding the foregoing, the Stockholder will not be responsible for the breaches by its officers, directors or agents that have otherwise entered into a separate support agreement with the Parent and/or Company, unless the Stockholder knowingly and intentionally caused such breach.

7. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Parent.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Parent Common Stock, Parent Options, Parent Restricted Stock Awards and/or Parent Restricted Stock Unit Awards indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the

Stockholder does not beneficially own any securities of Parent other than the shares of Parent Common Stock and rights to purchase shares Parent Common Stock set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated thereby. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 10 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

10. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10(j). Nothing in this Section 10(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. Except as otherwise provided in Section 2(d) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 10(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (upon confirmation of receipt of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.5 of the Merger Agreement and to each Stockholder at his, her or its address or email address (upon confirmation of receipt of transmission) set forth on Appendix A attached hereto (or at such other address for a party as shall be specified by like notice).

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Parent has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Parent, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Company is an intended third-party beneficiary of this Section 10(l).

(m) Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the transactions contemplated by the Merger Agreement.

(n) Disclosure. Each Stockholder hereby agrees that Parent and the Company may publish and disclose in the Registration Statement, any prospectus or registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated by the Merger Agreement. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Merger, the Merger Agreement or the transactions contemplated thereby without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

(o) Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(p) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and neither the Company nor Parent has authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(q) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(r) Adjustments. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Kalaris Therapeutics, Inc.

By:
Title:

PARENT:
AlloVir, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:
Address:

Annex C

FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”) is made and entered into as of [●], 2024, by and among Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”), AlloVir, Inc., a Delaware corporation (“Parent”), and the undersigned holder (the “Stockholder”) of Shares (as defined below) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery hereof, Parent, the Company and Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), have entered into an Agreement and Plan of Merger, dated of even date herewith (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of (i) such number of Shares (other than Shares issuable upon the conversion of convertible promissory notes of the Company) and (ii) such aggregate principal amount of convertible promissory notes of the Company, in each case as indicated opposite such Stockholder’s name on Appendix A.

WHEREAS, as an inducement and a condition to the willingness of the Parent to enter into the Merger Agreement, each Stockholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, the Parent’s entering into the Merger Agreement, each Stockholder, Parent and the Company agree as follows:

1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.

(b) “Shares” means (i) all shares of Company Common Stock, the Company Preferred Stock and the Company Restricted Shares (collectively, the “Company Capital Stock”) owned, beneficially or of record, by the Stockholder as of the date hereof, (ii) all additional shares of Company Capital Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below) and (iii) any shares of Company Capital Stock or other equity securities of the Company that such Stockholder acquires or with respect to which such Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution and delivery of this Agreement and expiring on the Expiration Date, whether by exercise of any Company Options, settlement of any Company Restricted Shares, or conversion of convertible promissory notes or other securities of the Company, or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any shares of Company Capital Stock.

(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2. Transfer and Voting Restrictions. The Stockholder covenants to the Parent as follows:

(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date, the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.

(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and the Amended and Restated Voting Agreement, October 13, 2023, by and among the Company, the investors named therein and the key holders named therein (as amended as of the Effective Time, the “Voting Agreement”), and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Approval.

(c) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Entity, the Stockholder will not enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect Transfer of any right, title or interest (including any right or power to vote to which the holder thereof may be entitled whether such right or power is granted by proxy or otherwise) to any Shares or take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of restricting the Stockholder’s legal power, authority and right to vote all of the Shares or would otherwise prevent or disable such Stockholder from performing any of such Stockholder’s obligations under this Agreement.

(d) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser or general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly), (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents, (vi) with respect to such Stockholder’s Company Options (and any Shares underlying such Company Options) which expire on or prior to the Expiration Date, Transfers of Shares to the Company (or effecting a “net exercise” of a Company Option) as payment for the (a) exercise price of such Stockholder’s Company Options and (b) taxes applicable to the exercise of such Stockholder’s Company Options, (vii), with respect to such Stockholder’s Company Restricted Shares, (a) transfers for the net settlement of Stockholder’s Company Restricted Shares, settled into Company Common Shares (to pay any tax withholding obligations) or (b) transfers for receipt upon settlement of such Stockholder’s Company Restricted Shares, and the sale of a sufficient number of such Company Common Shares acquired upon settlement of such securities as would generate sale proceeds sufficient to pay the aggregate taxes payable by such Stockholder as a result of the settlement, (viii) transfers to another holder of Company Capital Stock that has signed a support agreement that is reasonably acceptable to the Parent, (ix) transfers, sales or other dispositions as the Parent may otherwise agree in writing in its sole discretion; provided, that in the cases of clauses (i)-(ix), (a) such Transferred Shares shall continue to be bound by this Agreement and (b) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Parent and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer, or (x) to the extent required by applicable Law.

3. Agreement to Vote Shares. The Stockholder covenants to the Parent as follows:

(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall (i) appear at such meeting as present (in person or by proxy) for purposes of calculating a quorum and (ii) vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (1)(A) to adopt and approve the Merger Agreement, (B) to approve and adopt the Merger Agreement and the transactions contemplated thereby, (C) in favor of any matter that could reasonably be expected to facilitate the Merger and the transactions contemplated by the Merger Agreement, and (D) against any Acquisition Proposals, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect the consummation of the Merger and the transactions contemplated in the Merger Agreement and (2) to approve any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the issuance of the shares of Company Capital Stock by virtue of the Merger on the date on which such meeting is held. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.

(c) In the event of a stock split, stock dividend or distribution, or any change in the Company Capital Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and/or beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.

5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of the Company stockholders or at any meeting of the Company’s stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement and the Stockholder affirms that the proxy set forth in this Section 5 is given in connection with, and granted in consideration of, and as an inducement to the Company, Parent and Merger Sub to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 3. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of such Stockholder and the obligations of such Stockholder shall be binding on such Stockholder’s heirs, personal representatives, successors, transferees and assigns. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or offer relating to any Acquisition Transaction or take any action that could reasonably be expected to lead to an Acquisition Proposal, Acquisition Inquiry or Acquisition Transaction, (ii) furnish any nonpublic information regarding such party to any Person (other than to either Parent or the Company, as applicable) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage or participate in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 7.2 and Section 7.3 of the Merger Agreement), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following. Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6 by such party for purposes of this Agreement. Notwithstanding the foregoing, the Stockholder will not be responsible for the breaches by its officers, directors or agents that have otherwise entered into a separate support agreement with the Parent and/or Company, unless the Stockholder knowingly and intentionally caused such breach.

7. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Company Board, breaches any fiduciary duty of the Company Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company.

8. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Parent as follows:

(a) (i) The Stockholder is the beneficial or record owner of the shares of Company Capital Stock, convertible promissory notes and/or Company Options indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens (except for any Lien that may be imposed pursuant to this Agreement, the Voting Agreement, the Amended and Restated Investors’ Rights Agreement, dated October 13, 2023, by and among the Company and the investors named therein (as amended as of the Effective Time, the “IRA”) and the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of October 13,

2023, by and among the Company, the investors named therein and the key holders named therein (as amended as of the Effective Time, and together with the Voting Agreement and the IRA, the “Company Investor Agreements”)); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock, convertible promissory notes and/or Company Options set forth in Appendix A.

(b) With respect to any Stockholder that is an entity, the Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and is qualified to conduct its business in those jurisdictions necessary to perform this Agreement.

(c) Except as otherwise provided in this Agreement, the Stockholder has full power, legal capacity and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Entity). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter contemplated by this Agreement.

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.

(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Parent, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the transactions contemplated thereby. The Stockholder understands that such Stockholder (and not Parent, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the transactions contemplated thereby. The Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

9. Certain Agreements. Each Stockholder, by this Agreement, and with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, each of (a) the Company Investor Agreements and (b) any rights under any letter agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, board of directors observer rights or rights to receive information delivered to the board of directors or other similar rights not generally available to stockholders of the Company between the Stockholder and the Company, but excluding, for the avoidance of doubt, any rights the Stockholder may have that relate to any indemnification, commercial, development or employment agreements or arrangements between such Stockholder and the Company or any subsidiary of the Company, which shall survive in accordance with their terms. Each Stockholder hereby terminates and waives all rights of first refusal, redemption rights and rights of notice of the Merger and the other transactions contemplated by the Merger Agreement, effective as of immediately prior to, and contingent upon, the Effective Time.

10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement (clauses (a)-(c), the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.

11. Miscellaneous Provisions.

(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE

ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

(f) Assignment. Except as otherwise provided in Section 2(d) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.

(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.

(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), by facsimile transmission (providing confirmation of transmission) or by electronic transmission (upon confirmation of receipt of transmission) to the Company or Parent, as the case may be, in accordance with Section 10.5 of the Merger Agreement and to each Stockholder at his, her or its address or email address (upon confirmation of receipt of transmission) set forth on Appendix A attached hereto (or at such other address for a party as shall be specified by like notice).

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Parent, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Parent to the extent practicable. The Parent is an intended third-party beneficiary of this Section 11(l).

(m) Further Assurances. Each Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the transactions contemplated by the Merger Agreement.

(n) Disclosure. Each Stockholder hereby agrees that Parent and the Company may publish and disclose in the Registration Statement, any prospectus or registration statement filed with any regulatory authority in connection with the transactions contemplated by the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, such Stockholder’s identity and ownership of the Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Registration Statement, prospectus or registration statement or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated by the Merger Agreement. In the event of any such required disclosure, Parent or Company shall use commercially reasonable efforts to provide the Stockholder advance written notice of, and an opportunity to review, any such disclosure that identifies the Stockholder. Prior to the Closing, each Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication with respect to this Agreement, the Merger, the Merger Agreement or the transactions contemplated thereby without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by such Stockholder (or any affiliated officer or director of such Stockholder) that would be permitted to be taken by such Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law and shall not prohibit Stockholder or its Affiliates from making any publicly-available filings required by applicable law, regulation or legal process.

(o) Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(p) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to such Stockholder, and neither the Company nor Parent has authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Stockholder in the voting of any of the Shares, except as otherwise provided herein.

(q) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(r) Adjustments. In the event of any stock split, stock dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the Company Capital Stock affecting the Shares, the terms of this Agreement shall apply to the resulting securities.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Kalaris Therapeutics, Inc.

By:
Title:

PARENT:
AlloVir, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:
Address:

Annex D

FORM OF LOCK-UP AGREEMENT

[•], 2024

AlloVir, Inc.

PO Box 44, 1661

Massachusetts Avenue

Lexington, MA 02420

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement’’) understands that AlloVir, Inc., a Delaware corporation (“Parent”), is entering into an Agreement and Plan of Merger, dated as of [•], 2024 (as the same may be amended from time to time, the “Merger Agreement’’) with Aurora Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise or vesting, as applicable, of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and Parent Common Stock or such other securities to be issued to the undersigned in connection with the Merger, in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian)) by the undersigned (collectively, the “Undersigned’s Shares”);

(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;

(3) make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock;

(4) except for any voting agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Common Stock, deposit any Parent Common Stock into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Common Stock; or

(5) publicly disclose the intention to do any of the foregoing.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(1) if the undersigned is a natural person, (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) by operation of Law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company or other entity, in each case, all of which the beneficial ownership interests of which are held by the undersigned or a Family Member of the undersigned;

(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds under common control or management with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former partners, members, stockholders or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution, as such term is described in Section 501(c)(3) of the Code, (D) transfers or dispositions not involving a change in beneficial ownership or (E) with prior written consent of Parent (as constituted following the Closing); or

(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed and if a filing pursuant to Section 16(a) of the Exchange Act is required, such filing shall describe the nature of the transfer or distribution;

(b) the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock ), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c) transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d) the establishment of a trading plan pursuant to Rule 10b5-l under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

(e) the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(f) transfers, distributions, sales or other transactions by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the date of the Closing;

(g) transfers pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent that has been approved by the board of directors of Parent (as constituted following the Closing), provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;

(h) transfers pursuant to an order of a court or regulatory agency; or

(i) transfers, distributions, sales or other transactions with the prior written consent of Parent (as constituted following the Closing).

and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to this Lock-Up Agreement.

For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions to a person or group of affiliated persons, of the Parent’s voting securities if, after such transfer, the Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Parent (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement, and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and/or the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Parent Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Parent Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock subject to a substantially similar agreement.

Upon the release of any of the undersigned’s Shares from this Lock-Up Agreement, Parent will facilitate the timely preparation and delivery of certificates or the establishment of book-entry positions at Parent’s transfer agent representing the undersigned’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[SIGNATURE PAGE FOLLOWS]

The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Accepted and Agreed by AlloVir, Inc.:

By:
Name:
Title:

Accepted and Agreed by Kalaris Therapeutics, Inc.:

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex E

November 7, 2024

The Board of Directors

AlloVir, Inc.

PO Box 44, 1661 Massachusetts Avenue

Lexington, MA 02420

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to AlloVir, Inc., a Delaware corporation (“Parent”), of the Exchange Ratio (as defined below) proposed to be paid by Parent pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Parent, Aurora Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Kalaris Therapeutics, Inc., a Delaware corporation (the “Company”). The Merger Agreement provides for the acquisition by Parent of the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the Surviving Company in the Merger and as a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of Parent, Merger Sub or the Company, among other things, each share of Company Common Stock (other than any Excluded Shares and Dissenting Shares as each such term is defined below) shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio. The number of shares of Parent Common Stock to be received by holders of Company Common Stock (other than Excluded Shares and Dissenting Shares) in the Merger is derived from the agreed relative valuations of the Company and Parent as set forth in the Merger Agreement. As used herein: (i) “Excluded Shares” means any shares of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (which shares shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor); and (ii) “Dissenting Shares” means any shares of Company Common Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and, as of the Effective Time, has neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL. The Exchange Ratio is subject to certain adjustments set forth in the Merger Agreement; we express no opinion as to any such adjustments. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

We have been engaged by Parent to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from Parent for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided

BOSTON | CHARLOTTE | CHICAGO | LOS ANGELES | MIAMI | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

The Board of Directors

AlloVir, Inc.

November 7, 2024

certain investment banking services to Parent and its affiliates unrelated to the Transaction, for which we have received compensation. In the past two years, we served as sales agent under Parent’s at the market sales agreement. In the ordinary course of business, we may, in the future, provide investment banking services to Parent, the Company or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Parent, the Company or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) the proposed execution version of the Merger Agreement, as provided to us by the Company on November 7, 2024; (ii) Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed by Parent with the Securities and Exchange Commission (the “SEC”), as filed by Parent with the SEC; (iii) Parent’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2024, as filed by Parent with the SEC; (iv) certain Current Reports on Form 8-K, as filed by Parent with, or furnished by Parent to, the SEC; (v) certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, as furnished to us by the management of Parent; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts relating to the Company prepared by management of Parent, as furnished to, and approved for use by, us for purposes of our analysis (the “Company Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management of Parent and the Company and their respective advisors and representatives regarding such Internal Data as well as the past and current business, operations, financial condition and prospects of each of Parent and the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have been advised by Parent, and have assumed, at your direction, that the Internal Data (including, without limitation, the Company Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent and the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data (including, without limitation, the Company Forecast) or the assumptions on which it is based. As you are aware, Parent’s management did not provide us with, and we did not otherwise have access to, financial forecasts regarding Parent’s business, other than the expense forecasts described above. Accordingly, we did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Parent. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Parent or the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Parent or the Company.

We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last version reviewed by us. We have also assumed, at your direction, that the

The Board of Directors

AlloVir, Inc.

November 7, 2024

representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. We have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Parent or the Company, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters. We express no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Parent or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.

We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Parent, the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Parent or the Company as to whether or how such stockholder should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Parent.

Very truly yours,

/s/ Leerink Partners LLC

Annex F

ALLOVIR, INC.

2020 STOCK OPTION AND GRANT PLAN, AS AMENDED

SECTION 1.	GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the AlloVir, Inc. 2020 Stock Option and Grant Plan (the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of AlloVir, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Agreement” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Cause” means, unless otherwise set forth in any employment agreement between the Company or a grantee or in the applicable Award Agreement, (i) the grantee’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the grantee’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the grantee’s failure to perform his assigned duties and responsibilities to the reasonable satisfaction of the Company, which failure continues, in the reasonable judgment of the Company, after written notice given to the grantee by the Company; (iv) the grantee’s gross negligence, willful misconduct or insubordination with respect to the Company or any Affiliate of the Company; or (v) the grantee’s material violation of any provision of any agreement(s) between the grantee and the Company relating to noncompetition, non-solicitation, nondisclosure and/or assignment of inventions.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

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“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on The Nasdaq Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations; provided further, however, that if the date for which Fair Market Value is determined is the Registration Date, the Fair Market Value shall be the “Price to the Public” (or equivalent) set forth on the cover page for the final prospectus relating to the Company’s initial public offering.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Registration Date” means the date upon which the registration statement on Form S-1 that is filed by the Company with respect to its initial public offering is declared effective by the U.S. Securities and Exchange Commission.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to

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such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, Non-Employee Director or Consultant of the Company or any Affiliate. Unless as otherwise set forth in the Award Agreement, a Service Relationship shall be deemed to continue without interruption in the event a grantee’s status changes from full-time employee to part-time employee or a grantee’s status changes from employee to Consultant or Non-Employee Director or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2.	ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

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(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(c), to extend at any time the period in which Stock Options may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be final, binding, and conclusive on all persons, including the Company and Plan grantees.

(c) Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company including the Chief Executive Office of the Company all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d) Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event the Service Relationship terminates.

(e) Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f) Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or

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approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.	STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a) Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be (i) 2,146,903 shares (the “Initial Limit”), subject to adjustment as provided in this Section 3, plus (ii) effective as of the closing date of the merger contemplated by that certain Agreement and Plan of Merger by and among the Company, Aurora Merger Sub, Inc. and Kalaris Therapeutics, Inc., dated as of November 7, 2024 (the “Merger”), a number of shares of Stock as is equal to 5 percent of the total number of shares of Stock that are issued and outstanding immediately following the closing of the Merger, plus (iii) on January 1, 2021 and on each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by 5 percent of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator, in all cases subject to adjustment as provided in this Section 3(c) (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed 15,250,000, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any awards under the Plan and the shares of Common Stock of the Company underlying the Company’s 2018 Equity Incentive Plan that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock, expire or are otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, to the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b) Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for services as a Non-Employee Director shall not exceed: (i) $1,000,000 in the first calendar year an individual becomes a Non-Employee Director and (ii) $750,000 in any other calendar year. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

(c) Changes in Stock. Subject to Section 3(d) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock

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Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(d) Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Agreement. In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

SECTION 4.	ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5.	STOCK OPTIONS

(a) Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

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Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b) Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the date of grant. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d) Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the date of grant. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e) Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i) In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii) Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii) By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv) With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment

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of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f) Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.	STOCK APPRECIATION RIGHTS

(a) Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant.

(c) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7.	RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

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(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Affiliates terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8.	RESTRICTED STOCK UNITS

(a) Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c) Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

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(d) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9.	UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.	CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals, including continued employment (or other Service Relationship). The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.	DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s cessation of Service Relationship for any reason.

SECTION 12.	TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 12(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

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(b) Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 13.	TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14.	SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any

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amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 15.	TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16.	AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, or to the extent otherwise required by applicable laws, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(c) or 3(d).

SECTION 17.	STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18	GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

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(b) Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; No Rights to Continued Service Relationship. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued Service Relationship.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(f) Clawback Policy. Awards under the Plan shall be subject to the Company’s clawback policy, as the same be adopted or in effect from time to time.

SECTION 19.	EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Registration Date subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the date of the closing of the Merger.

SECTION 20.	GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts applied without regard to conflict of law principles that would result in the application of any law other than the law of the Commonwealth of Massachusetts.

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Annex G

ALLOVIR, INC.

AMENDMENT NO. 1 TO 2020 STOCK OPTION AND GRANT PLAN

This Amendment No. 1 (this “Amendment”) is made to the 2020 Stock Option and Grant Plan (the “Plan”) of AlloVir, Inc. (the “Company”).

1. Section 3(a) of the Plan is replaced in its entirety with the following:

“The maximum number of shares of Stock reserved and available for issuance under the Plan shall be (i) 2,146,903 shares (the “Initial Limit”), subject to adjustment as provided in this Section 3, plus (ii) effective as of the closing date of the merger contemplated by that certain Agreement and Plan of Merger by and among the Company, Aurora Merger Sub, Inc. and Kalaris Therapeutics, Inc., dated as of November 7, 2024 (the “Merger”), a number of shares of Stock as is equal to five percent of the total number of shares of Stock that are issued and outstanding immediately following the closing of the Merger, plus (iii) on January 1, 2021 and on each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by 5 percent of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, or such lesser number of shares as approved by the Administrator, in all cases subject to adjustment as provided in this Section 3(c) (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed 15,250,000, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any awards under the Plan and the shares of Common Stock of the Company underlying the Company’s 2018 Equity Incentive Plan that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock, expire or are otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, to the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.”

2. Section 19 of the Plan is replaced in its entirety with the following:

“This Plan shall become effective upon the date immediately preceding the Registration Date subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the date of the closing of the Merger.”

Except as set forth above, all other terms of the Plan shall remain unchanged and in full force and effect. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to them in the Plan.

This Amendment was adopted by the Board of Directors of the Company on    , 202  and was approved by the stockholders of the Company on    , 202 .

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